As filed with the Securities and Exchange Commission on July 15, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ] **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934**

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2005

Or

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission file number: 001-31609

TELKOM SA LIMITED

(Exact name of Registrant as specified in its charter)

THE REPUBLIC OF SOUTH AFRICA

(Jurisdiction of incorporation or organization)

Telkom Towers North
152 Proes Street
Pretoria 0002
The Republic of South Africa
(27)(12)311-3566
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing four (4) Ordinary Shares par value R10 per share	New York Stock Exchange, Inc.
Ordinary Shares, par value R10 per share	New York Stock Exchange, Inc.*

* Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act
NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
NONE

The number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, par value R10 per share	533,465,569
Class A Ordinary Share, par value R10 per share	1
Class B Ordinary Share, par value R10 per share	1

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[x] Yes **[ ] No**

Indicate by check mark which financial statement item the registrant has elected to follow.

[ ] Item 17 **[x] Item 18**

EXPLANATORY NOTE

The consolidated financial statements of the Telkom Group and Vodacom as of and for the years ended March 31, 2004 and 2003, including the applicable notes thereto, contained in Item 18 – Financial Statements of this Annual Report on Form 20-F and the consolidated financial information of the Telkom Group and Vodacom as of and for the years ended March 31, 2004 and 2003 contained herein have been restated from those financial statements previously presented to reflect certain restatements, reclassifications and changes in accounting policies. The consolidated financial statements and related financial information of the Telkom Group and Vodacom as of and for each of the years ended March 31, 2002 and 2001 cannot be provided on a restated basis without unreasonable effort or expense. The Telkom Group has not amended, and does not intend to amend, its previously filed Annual Reports on Form 20-F for the years affected by the restatements, reclassifications and changes in accounting policies that ended prior to the year ended March 31, 2005. For this reason, those prior Annual Reports and the consolidated financial statements and applicable notes thereto, auditors' reports and related financial information contained in such reports should no longer be relied upon. For a description of the restatements, see Item 5. "Operating and Financial Review and Prospects," note 2 of the notes to the audited consolidated financial statements of the Telkom Group and note 23 of the notes to the audited consolidated financial statements of Vodacom included herein.

REFERENCES

Unless the context requires otherwise, references to "we," "us," "our" and the "Telkom Group" in this annual report refer to Telkom SA Limited and its subsidiaries and its 50% interest in Vodacom, and references to "Telkom" in this annual report refer only to Telkom SA Limited. References to "Vodacom" in this annual report refer to Telkom's 50% owned joint venture, Vodacom Group (Proprietary) Limited, and its subsidiaries. We do not control Vodacom, the management of which requires consensus agreement among its shareholders who are party to Vodacom's joint venture agreement.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Many of the statements included in this annual report, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of us, constitute or are based on forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements regarding our future financial position and plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans, as well as projected levels of growth in the communications market, are forward looking statements. Forward looking statements can generally be identified by the use of terminology such as "may," "will," "should," "expect," "envisage," "intend," "plan," "project," "estimate," "anticipate," "believe," "hope," "can," "is designed to" or similar phrases, although the absence of such words does not necessarily mean that a statement is not forward looking.

These forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified in Item 3. "Key Information–Risk Factors," including, but not limited to, increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment; continued mobile growth and reductions in Vodacom's and Telkom's net interconnect margins; Vodacom's and Telkom's ability to expand their operations and make investments in other African countries and the general economic, political, social and legal conditions in South Africa and in other countries where Vodacom and Telkom invest; our ability to attract and retain key personnel; our inability to appoint a majority of Vodacom's directors and the consensus approval rights at Vodacom may limit our flexibility and ability to implement our preferred strategies; Vodacom's continued payment of dividends or distributions to us; our ability to improve and maintain our management information and other systems; our negative working capital; changes and delays in the implementation of new technologies; our ability to reduce theft, vandalism, network and payphone fraud and lost revenue to non-licensed operators; our ability to improve our internal control over financial reporting; health risks to related mobile handsets, base stations and associated equipment; our control by the Government of the Republic of South Africa; the outcome of regulatory, legal and arbitration proceedings, including tariff approvals, and the outcome of Telkom's hearing before the Competition Commission related to the VANs litigation, its proceedings with Telcordia Technologies Incorporated and others; our ability to negotiate favorable terms, rates and conditions for the provision of interconnection services; our ability to implement and recover the substantial capital and operational costs associated with carrier pre-selection, number portability and monitoring and interception; Telkom's ability to comply with the South African Public Finance Management Act and South African Public Audit Act and the impact of the Municipal Property Rates Act; fluctuations in the value of the Rand; the impact of unemployment, poverty, crime and HIV infection, labor laws and exchange control restrictions in South Africa; and other matters not yet known to us or not currently considered material by us.

We caution you not to place undue reliance on these forward looking statements. All written and oral forward looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this annual report, either to conform them to actual results or to changes in our expectations.

TABLE OF CONTENTS

Page

PART I

Item 1.	Identity of Directors, Senior Management and Advisors	4
Item 2.	Offer Statistics and Expected Timetable	4
Item 3.	Key Information	4
Item 4.	Information on the Company	38
Item 5.	Operating and Financial Review and Prospects	112
Item 6.	Directors, Senior Management and Employees	162
Item 7.	Major Shareholders and Related Party Transactions	187
Item 8.	Financial Information	198
Item 9.	The Offer and Listing	200
Item 10.	Additional Information	202
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	232
Item 12.	Description of Securities Other than Equity Securities	238

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	239
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	239
Item 15.	Controls and Procedures	239
Item 16A	Audit Committee Financial Expert	242
Item 16B	Code of Ethics	242
Item 16C	Principal Accountant Fees and Services	242
Item 16D	Exemptions From the Listing Standards for Audit Committees	243
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	243

PART III

Item 17.	Financial Statements	244
Item 18.	Financial Statements	244
Item 19.	Exhibits	245

PART I

Item 1. **Identity of Directors, Senior Management and Advisors**

Not applicable.

Item 2. **Offer Statistics and Expected Timetable**

Not applicable.

Item 3. **Key Information**

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF THE TELKOM GROUP

The following table sets forth selected historical consolidated financial and other data of the Telkom Group as of and for each of the periods set forth therein. Information in the following table includes our 50% interest in the results, assets, liabilities and equity of Vodacom, which we proportionately consolidate. Unless otherwise indicated, fixed-line statistical data is derived from the results of operations of our fixed-line segment, which provides fixed-line voice and data communications services through Telkom; directory services through our 64.9% owned subsidiary, Telkom Directory Services; and wireless data services through our wholly owned subsidiary, Swiftnet.

The Telkom Group's consolidated financial information set forth below reflects the following changes to the basis of preparation:

- the early adoption of certain of the standards designed to form the IASB's "stable platform," which are applicable for financial years beginning on or after January 1, 2005;

- the restatement of previously reported revenue relating to mobile equipment sales, deferred taxation and sick leave liability;

- a change of accounting policies with regard to revenue recognition, minority interest and goodwill translation and amortization;

- the adoption of IFRS3 and revised IAS36 and IAS38, which are applicable for financial years beginning on or after April 1, 2004; and

- the reclassification of certain comparative figures in accordance with current period classification and presentation.

For a description of these items, please refer to Item 5. "Operating and Financial Review and Prospects" and note 2 of the notes to the audited consolidated financial statements of the Telkom Group and note 23 of the notes to the audited consolidated financial statements of Vodacom included in this annual report.

The selected financial information presented below as of and for the years ended March 31, 2004 and 2003 has been restated to reflect such restatements, reclassifications and changes in accounting policies. The consolidated financial statements and related financial information of the Telkom Group and Vodacom as of and for each of the years ended March 31, 2002 and 2001 cannot be provided on a restated basis without unreasonable effort or expense. The Telkom Group has not amended, and does not intend to amend, its previously filed Annual Reports on Form 20-F for the years affected by the restatements, reclassifications and changes in accounting policies that ended prior to the year ended March 31, 2005. For this reason, those prior Annual Reports and the consolidated financial statements and applicable notes thereto, auditors' reports and related financial information contained in such reports should no longer be relied upon.

The following selected historical consolidated financial data of the Telkom Group as of and for each of the three years ended March 31, 2005 was extracted from the Telkom Group's consolidated financial statements included in this annual report, which have been audited by Ernst & Young, Registered Accountants and Auditors, Chartered Accountants (SA).

The consolidated financial statements of the Telkom Group have been prepared in accordance with International Financial Reporting Standards, or IFRS, which differs in certain respects from US Generally Accepted Accounting Principles, or US GAAP. For a description of the principal differences between IFRS and US GAAP relevant to the consolidated financial statements of the Telkom Group and a reconciliation to US GAAP of net income and shareholders' equity, see note 47 of the notes to the audited consolidated financial statements of the Telkom Group as of and for each of the three years ended March 31, 2005 included in this annual report.

EBITDA represents profit for the year before taxation, finance charges, investment income and depreciation, amortization, impairment and write-offs. We believe that EBITDA provides meaningful additional information to investors since it is widely accepted by analysts and investors as a basis for comparing a company's underlying operating profitability with that of other companies as it is not influenced by past capital expenditures or business acquisitions, a company's capital structure or the relevant tax regime. This is particularly the case in a capital intensive industry such as communications. It is also a widely accepted indicator of a company's ability to service its long-term debt and other fixed obligations and to fund its continued growth. EBITDA is not a US GAAP or IFRS measure. You should not construe EBITDA as an alternative to operating profit or cash flows from operating activities determined in accordance with US GAAP or IFRS or as a measure of liquidity. EBITDA is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same. In addition, the calculation of EBITDA for the maintenance of our covenants contained in our TL20 bond is based on accounting policies in use, consistently applied, at the time the indebtedness was incurred. As a result, EBITDA for purposes of those covenants is not calculated in the same manner as it is calculated in the table below.

Fixed access lines are comprised of public switched telecommunications network lines, or PSTN lines, including integrated services digital network channels, or ISDN channels, and public and private payphones, but excluding internal lines in service. We calculate fixed-line penetration, or teledensity, based on the total number of telephone lines in service at the end of the period per 100 persons in the population of South Africa. Population is the estimated South African population at the mid year in the periods indicated as published by Statistics South Africa, a South African governmental department. We calculate fixed-line traffic, other than international outgoing mobile traffic, international interconnection traffic and international voice over internet protocol traffic, by dividing traffic operating revenue for the particular category by the weighted average tariff for such category during the relevant period. Fixed-line international outgoing mobile traffic and international interconnection traffic are based on the traffic registered through the respective exchanges and reflected in international interconnection invoices. International voice over internet protocol traffic is based on the traffic reflected in invoices. We calculate revenue per fixed access line by dividing total fixed-line revenue during the period, excluding data and directories and other revenue, by the average number of fixed access lines during the period. We calculate our number of fixed lines per fixed-line employee on the basis of fixed access lines in service at period end divided by the number of employees of Telkom at period end.

Rand amounts as of and for the year ended March 31, 2005 have been translated into Dollars solely for your convenience at R6.22 per $1.00, the Rand noon buying rate discussed in Item 3. "Key Information–Exchange Rates" on March 31, 2005, the date of the Telkom Group's most recent consolidated balance sheet included in this annual report. These translations should not be construed as representations that the Rand amounts could actually be converted into US dollars at these rates or at all.

You should read the following information together with Item 3. "Key Information–Risk Factors," Item 5. "Operating and Financial Review and Prospects" and the consolidated financial statements and the notes thereto of the Telkom Group and Vodacom Group included in this annual report.

THE TELKOM GROUP

	Year ended March 31,			
	2003	**2004**	**2005**	**2005**
	ZAR	ZAR	ZAR	USD
	RESTATED	**RESTATED**		
	(in millions, except per share amounts)			
Income Statement Data				
Amounts in accordance with IFRS				
Operating revenue	**37,322**	**40,484**	**43,117**	**6,932**
Other income [1]	**401**	**255**	**280**	**45**
Operating expenses	**(31,043)**	**(31,494)**	**(32,175)**	**(5,173)**
Employee expenses [2]	(7,208)	(7,408)	(8,111)	(1,304)
Payments to other operators	(6,092)	(5,985)	(6,132)	(986)
Selling, general and administrative [3]	(7,498)	(7,660)	(8,820)	(1,418)
Services rendered	(2,622)	(2,269)	(2,021)	(325)
Operating leases	(1,124)	(924)	(803)	(129)
Depreciation, amortization, impairments and write-offs [4]	(6,499)	(7,248)	(6,288)	(1,011)
Operating profit	**6,680**	**9,245**	**11,222**	**1,804**
Investment income	256	322	350	56
Finance charges	(4,201)	(3,264)	(1,695)	(273)
Profit before tax	**2,735**	**6,303**	**9,877**	**1,587**
Taxation	(1,035)	(1,711)	(3,070)	(494)
Profit for the year	**1,700**	**4,592**	**6,807**	**1,093**
Attributable to:				
Equity holders of Telkom	1,628	4,523	6,724	1,080
Minority Interest	72	69	83	13
Weighted average number of ordinary shares outstanding				
Basic	557	557	541	541
Diluted	557	557	543	543
Earnings per share (cents)				
Basic	292.3	812.0	1,241.8	199.6
Diluted	292.3	812.0	1,239.4	199.3
Dividends per share (cents)	**–**	**90.0**	**110.0**	**17.7**
Amounts in accordance with US GAAP				
Operating revenue	29,605	30,541	30,906	4,969
Operating income	4,763	6,853	8,142	1,309
Net income	1,678	4,230	6,227	1,001
Earnings per share (cents)				
Basic	301.2	759.4	1,150.0	184.9
Diluted	301.2	759.4	1,147.8	184.5

	As of March 31,			
	2003	2004	2005	2005
	ZAR	ZAR	ZAR	USD
	RESTATED	RESTATED		
		(in millions)		

Balance Sheet Data
Amounts in accordance with IFRS

Total assets	**53,386**	**53,163**	**57,583**	**9,258**
Current assets	8,647	10,322	14,911	2,397
Cash and cash equivalents	1,117	3,218	3,210	516
Other current assets	7,530	7,104	11,701	1,881
Non-current assets	44,739	42,841	42,672	6,861
Total liabilities [5]	**34,522**	**30,592**	**30,506**	**4,905**
Current liabilities [6]	13,859	14,172	16,960	2,727
Short-term debt [6]	5,039	4,473	5,408	869
Other current liabilities	8,820	9,699	11,552	1,858
Non-current liabilities [7]	20,663	16,420	13,546	2,178
Long-term debt [7]	17,453	12,703	9,504	1,528
Other non-current liabilities	3,210	3,717	4,042	650
Total equity	**18,864**	**22,571**	**27,077**	**4,353**
Attributable to:				
Equity holders of Telkom	18,670	22,371	26,857	4,318
Minority interest	194	200	220	35

Amounts in accordance with US GAAP

Total assets	49,105	47,056	49,991	8,037
Total liabilities	31,640	26,229	25,226	4,056
Shareholders' equity	17,315	20,673	24,610	3,957

8

	Year ended March 31,			
	2003	2004	2005	2005
	ZAR	ZAR	ZAR	USD
	RESTATED	RESTATED		
	(in millions)			
Cash Flow Data				
Amounts in accordance with IFRS				
Cash flow from operating activities	9,748	13,884	15,711	2,526
Cash flow used in investing activities	(5,731)	(5,423)	(6,306)	(1,014)
Cash flow used in financing activities	(3,026)	(6,481)	(9,897)	(1,591)
Other Data				
EBITDA[8]	13,179	16,493	17,510	2,815
Total debt (at period end)[5][9]	22,492	17,176	14,912	2,397
Capital expenditures excluding intangibles	5,712	5,307	5,850	941

	Year ended March 31,				
	2001	2002	2003	2004	2005
Fixed-Line Statistical Data					
Fixed access lines (thousands) (at period end) [10]	**4,810**	**4,762**	**4,709**	**4,680**	**4,726**
Postpaid [10]					
PSTN [11]	3,817	3,435	3,197	3,048	3,006
ISDN channels	335	424	516	601	664
Prepaid	480	708	817	856	887
Payphones[12]	178	195	179	175	169
Fixed-line penetration rate (%) (at period end)[10]	11.0	11.7	10.4	10.1	10.1
Revenue per fixed access line (ZAR)[10]	**4,413**	**4,877**	**5,143**	**5,321**	**5,236**
Total fixed-line traffic (millions of minutes)[13]	**32,863**	**33,084**	**32,868**	**32,942**	**31,706**
Local	20,387	20,538	20,396	20,547	19,314
Long distance	4,900	4,747	4,728	4,616	4,453
Fixed-to-mobile	4,307	4,364	4,135	3,980	3,911
International outgoing	356	374	439	427	415
International voice over internet protocol	–	–	–	25	89
Interconnection	2,913	3,061	3,170	3,347	3,524
Data Communications Services					
Managed network sites (at period end)	4,634	5,684	7,729	9,061	11,961
Internet dialup subscribers (at period end)	37,122	48,995	98,690	142,208	202,410
Internet ADSL subscribers (at period end)	–	–	n/a	8,559	22,870
Total ADSL subscribers (at period end)[15]	–	–	2,669	20,313	58,532
Number of full-time, Telkom employees (at period end)[14]	**43,758**	**39,444**	**35,361**	**32,358**	**28,972**
Fixed-lines per Telkom employee (at period end)[10][14]	110	121	133	145	163

(1) Other income includes profit and losses on disposal of investments and property, plant and equipment.

(2) Employee expenses include workforce reduction expenses of R961 million, R302 million and R244 million in the years ended March 31, 2005, 2004 and 2003, respectively.

(3) In the year ended March 31, 2003, we recorded a R117 million gain related to the R325 million provision for potential liabilities related to Telkom's arbitration with Telcordia in terms of IAS21 and IAS39 in finance charges as a result of the strengthening of the Rand. In addition, we included a provision for interest of R40 million related to Telcordia in finance charges in the year ended March 31, 2003 and a provision for legal fees of R58 million related to Telcordia is included in services rendered in the year ended March 31, 2003. In the year ended March 31, 2004, all of these provisions were reversed.

(4) Depreciation, amortization, impairments and write-offs include costs in respect of write-offs of R210 million, R201 million and R189 million in the 2005, 2004 and 2003 financial years, respectively.

(5) As of March 31, 2005, R4.1 billion of our long-term debt was guaranteed by the Government of the Republic of South Africa.

(6) Includes short-term portion of finance leases and utilized credit facilities.

(7) Includes long-term portion of finance leases.

(8) EBITDA can be reconciled to profit for the year as follows:

	Year ended March 31,			
	2003	2004	2005	2005
	ZAR	ZAR	ZAR	USD
	RESTATED	RESTATED		
	(in millions)			
EBITDA	13,179	16,493	17,510	2,815
Depreciation, amortization, impairments and write-offs	(6,499)	(7,248)	(6,288)	(1,011)
Investment income	256	322	350	56
Finance charges	(4,201)	(3,264)	(1,695)	(273)
Taxation	(1,035)	(1,711)	(3,070)	(494)
Minority interests	(72)	(69)	(83)	(13)
Profit for the year	1,700	4,592	6,807	1,093
Attributable to:				
Equity holders of Telkom	1,628	4,523	6,724	1,080
Minority interest	72	69	83	13

(9) Includes short-term and long-term debt, finance lease obligations and utilized credit facilities.

(10) Excluding Telkom internal lines of 108,521, 140,950, 134,972, 162,460 and 151,986 as of March 31, 2005, 2004, 2003, 2002 and 2001, respectively. Each PSTN line includes one access channel, each basic ISDN line includes two access channels and each primary ISDN line includes 30 access channels.

(11) Excluding ISDN channels. PSTN lines are provided using copper cable, DECT and fiber.

(12) Includes public and private payphones.

(13) Traffic includes internet traffic.

(14) Includes employees of Telkom only.

(15) Includes Internet ADSL subscribers.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL
AND OTHER DATA OF VODACOM GROUP

The following table sets forth selected consolidated financial and other data of Vodacom as of and for each of the periods set forth therein. Information in the Vodacom table reflects 100% of Vodacom's results of operations. Unless otherwise indicated, information with respect to Vodacom's other African operations in the Vodacom table reflects 100% of the operations of Vodacom's subsidiaries in Lesotho, Tanzania and Mozambique. Vodacom Congo was fully consolidated as a subsidiary in Vodacom's consolidated financial statements effective April 1, 2004 after certain clauses granting the outside shareholders participating rights had been removed from the Vodacom Congo shareholders agreement. As a result, unless otherwise indicated, information with respect to Vodacom Congo in the table reflects Vocacom's 51% joint venture interest in Vodacom Congo that was proportionately consolidated in Vodacom's consolidated financial statements in the years ended March 31, 2004 and 2003 and 100% of Vodacom Congo in the year ended March 31, 2005. We proportionately consolidate our 50% interest in Vodacom in the Telkom Group's consolidated financial statements. Vodacom's other operating income, direct network operating costs, depreciation, staff expenses, marketing and advertising expenses, general administration expenses, amortization of intangible assets and integration costs, disposal of operations and impairments are presented as separate line items in Vodacom's consolidated financial statements, but have been combined under the heading "operating expenses" in the table set forth below.

Vodacom's consolidated financial information set forth below reflect the following changes to the basis of preparation:

- Adoption of new accounting pronouncements in the year ended March 31, 2005, which are reported through retrospective application of new accounting policies:

- the deferral and recognition of mobile activation revenue and related costs ratably over the average expected life of the customer with the excess of the costs over revenues being expensed immediately in accordance with the principles contained in United States accounting guidance as detailed in the Emerging Issues Task Issue No. 00-21, Revenue Arrangements with Multiple deliverables;

- the reclassification of transactions with minority interest into equity as a result of the adoption of IAS27;

- the translation of goodwill resulting from the purchase of a foreign entity at exchange rates at the balance sheet date as opposed to the exchange rate on the transaction date based on the revised IAS21;

- the early adoption of certain of the other standards designed to form the IASB'S "stable platform," which are applicable for financial years beginning on or after January 1, 2005;

- the adoption of IFRS3 pursuant to which goodwill is no longer amortized and is instead tested for impairment on an annual basis; and

- the adoption of the revised IAS36 and IAS38, which are applicable for financial years beginning on or after April 1, 2004.

- Reclassification of certain comparatives in accordance with current period classification and presentation to more closely resemble the nature of the transactions within the Vodacom operating structure. These reclassifications did not impact net profit, net assets or cash flows and include the following:

- to apportion deferred revenue and deferred expenses between a long-term and current portion;

- to reclassify other financial assets and other financial liabilities to current and long term portions.

- Restatement of the following items:

  - a reduction in mobile operating revenue and selling, general and administrative expenses resulting from the prior recording of revenue and network operating costs at the time of upgrades on handsets and the transfer of handsets between different management systems; and

  - a reduction in deferred taxation liabilities and assets to reflect the new amount of the non-current deferred taxation asset and the non-current deferred taxation liability where Vodacom has a right of set off in the relevant section of the balance sheet.

The restatement of the above items did not impact net profit, profit from operations, net assets or cash flows but reduced revenue and direct network operating costs. Total assets and total liabilities decreased with R549.8 million and R737.5 million in the years ended March 31, 2003 and 2004, respectively.

For a more detailed description of all the above items, please refer to Item 5. "Operating and Financial Review and Prospects" and note 23 of the notes to the audited consolidated financial statements of Vodacom included in this annual report.

The selected financial information presented below and the audited consolidated financial statements as of and for each of the three years ended March 31, 2005 reflect the above described changes to the basis of preparation. The selected financial information and consolidated financial statements as of and for each of the two years ended March 31, 2002 have not been presented as these cannot be provided on a comparable basis, without unreasonable effort or expense. The Telkom Group has not amended, and does not intend to amend, its previously filed Annual Reports on Form 20-F. For this reason, those prior Annual Reports and the consolidated financial statements and applicable notes thereto, and related financial information contained in such reports should not be relied upon.

The following selected historical consolidated financial data of Vodacom as of and for each of the three years ended March 31, 2005 have been extracted from Vodacom's consolidated financial statements included in this annual report, which were audited by Deloitte & Touche Registered Accountants and Auditors, Chartered Accountants (SA).

The consolidated financial statements of Vodacom have been prepared in accordance with IFRS, which differs in certain respects from US GAAP. For a description of the principal differences between IFRS and US GAAP relevant to the financial statements of Vodacom and a reconciliation to US GAAP of net income and shareholders' equity, see note 45 of the notes to the audited consolidated financial statements of Vodacom as of and for each of the three years ended March 31, 2005 included in this annual report.

EBITDA represents net profit before taxation, finance charges, investment income and depreciation, amortization and impairments. We believe that EBITDA provides meaningful additional information to investors since it is widely accepted by analysts and investors as a basis for comparing a company's underlying operating profitability with that of other companies as it is not influenced by past capital expenditures or business acquisitions, a company's capital structure or the relevant tax regime. This is particularly the case in a capital intensive industry such as communications. It is also a widely accepted indicator of a company's ability to service its long-term debt and other fixed obligations and to fund its continued growth. EBITDA is not a US GAAP or IFRS measure. You should not construe EBITDA as an alternative to operating profit or cash flows from operating activities determined in accordance with US GAAP or IFRS or as a measure of liquidity. EBITDA is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Vodacom's customer totals are based on the total number of customers registered on Vodacom's network, which have not been disconnected, including inactive customers, as of the end of the period indicated. See Item 4. "Information on the Company–Business Overview–Mobile Communications–South Africa–Customers" for a discussion of Vodacom's procedures with respect to disconnections and inactive customers. Vodacom's churn is calculated by dividing the average monthly number of disconnections during the period by the average monthly total reported customer base during the period. Vodacom's market share is derived from Vodacom's total customers, MTN's total reported mobile subscribers and Cell C's total estimated mobile subscribers. Vodacom calculates penetration, or teledensity, based on the total number of customers at the end of the period per 100 persons in the population of South Africa. Population is the estimated South African population at the mid-year in the periods indicated as published by Statistics South Africa, a South African governmental department. Vodacom's traffic comprises total traffic registered on Vodacom's network, including bundled minutes, outgoing international roaming calls and calls to free services, but excluding national and incoming international roaming calls. Vodacom's average monthly revenue per customer, or ARPU, is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes revenue from equipment sales, other sales and services and revenue from national and international users roaming on Vodacom's networks. Vodacom's average monthly minutes of use per customer, or average MOU, is calculated by dividing the average monthly minutes during the period by the average monthly total reported customer base during the period. MOU excludes calls to free services, bundled minutes and data minutes. Cumulative network capital expenditure per customer is the cumulative network capital expenditure since the launch of Vodacom's South African network divided by Vodacom's average customers in South Africa for the period.

Rand amounts as of and for the year ended March 31, 2005 have been translated into Dollars solely for your convenience at R6.22 per $1.00, the Rand noon buying rate discussed in Item 3. "Key Information–Exchange Rates," on March 31, 2005, the date of Vodacom's most recent balance sheet included in this annual report. These translations should not be construed as representations that the Rand amounts could actually be converted into US dollars at these rates or at all.

You should read the following information together with Item 3. "Key Information–Risk Factors," Item 5. "Operating and Financial Review and Prospects" and the consolidated financial statements and the notes thereto of the Telkom Group and Vodacom Group included in this annual report.

VODACOM GROUP

	Year ended March 31,			
	2003	2004	2005	2005
	ZAR	ZAR	ZAR	USD
	RESTATED	RESTATED		
	(in millions)			
Income Statement Data				
Amounts in accordance with IFRS				
Revenue	**19,410**	**22,855**	**27,315**	**4,391**
Operating expenses [(1)]	**(15,083)**	**(17,620)**	**(20,830)**	**(3,349)**
Operating profit	**4,327**	**5,235**	**6,485**	**1,042**
Interest, dividends and other financial income	650	657	663	107
Finance cost	(1,546)	(1,108)	(642)	(103)
Profit before tax	**3,431**	**4,784**	**6,506**	**1,046**
Taxation	(1,171)	(1,725)	(2,614)	(420)
Net profit	**2,260**	**3,059**	**3,892**	**626**
Attributable to:				
Equity shareholders	2,212	3,033	3,861	621
Minority interest	48	26	31	5
Amounts in accordance with US GAAP				
Net profit for the year	2,099	2,997	3,775	607

	Year ended March 31,			
	2003	2004	2005	2005
	ZAR	ZAR	ZAR	USD
	RESTATED	RESTATED		
	(in millions)			
Balance Sheet Data				
Amounts in accordance with IFRS				
Total assets	**16,996**	**20,152**	**22,566**	**3,628**
Current assets	4,972	7,287	8,662	1,393
Cash and cash equivalents	1,207	2,370	3,990	642
Other current assets	3,765	4,917	4,672	751
Non-current assets	12,024	12,865	13,904	2,235
Total liabilities	**10,087**	**12,487**	**14,612**	**2,350**
Current liabilities	7,469	10,252	11,474	1,845
Short-term debt [(2)]	1,919	1,616	2,203	354
Other current liabilities	5,550	8,636	9,271	1,491
Non-current liabilities	2,618	2,235	3,138	505
Long-term debt [(3)]	1,732	1,217	2,214	356
Other non-current liabilities	886	1,018	924	149
Total equity	**6,909**	**7,665**	**7,954**	**1,278**
Attributable to:				
Equity shareholders of Vodacom	6,821	7,572	7,825	1,257
Minority interest	88	93	129	21
Amounts in accordance with US GAAP				
Shareholders' equity	6,086	6,788	6,947	1,117

14

	Year ended March 31,			
	2003	**2004**	**2005**	**2005**
	ZAR	ZAR	ZAR	USD
	RESTATED	RESTATED		
		(in millions)		

Cash Flow Data

Amounts in accordance with IFRS

Cash flow from operating activities	4,342	4,790	4,150	667
Cash flow used in investing activities	(3,243)	(3,000)	(3,374)	(542)
Cash flow from/(used in) financing activities	518	(798)	(195)	(31)

Other Data

EBITDA[4]	6,704	7,767	9,597	1,543
Total debt (at period end)[5]	3,651	2,833	4,417	710
Capital expenditures including intangibles	3,399	3,012	3,494	562
South Africa	2,488	1,666	2,800	450
Other African countries	911	1,346	694	112

	Year ended March 31,				
	2001	**2002**	**2003**	**2004**	**2005**

Statistical Data

South Africa

Total mobile customers (thousands) (at period end) [6]	**5,108**	**6,557**	**7,874**	**9,725**	**12,838**
Contract	1,037	1,090	1,181	1,420	1,872
Prepaid	4,046	5,439	6,664	8,282	10,941
Community services telephones	25	28	29	23	25
Total inactive mobile customers (%) (at period end) [7]	**n/a**	**n/a**	**n/a**	**n/a**	**7.9**
Contract	n/a	n/a	n/a	n/a	1.5
Prepaid	n/a	n/a	n/a	n/a	9.0
Mobile churn (%)[8]	**23.3**	**27.2**	**30.4**	**36.6**	**27.1**
Contract	18.7	14.5	11.9	10.1	9.1
Prepaid	24.8	30.1	34.0	41.3	30.3
Mobile market share (%) (at period end)	**61**	**61**	**57**	**54**	**56**
Mobile penetration (%) (at period end)	**19.1**	**24.2**	**30.2**	**39.0**	**49.5**
Total mobile traffic (millions of minutes)	**7,472**	**8,881**	**10,486**	**12,297**	**15,014**
Outgoing	4,052	4,967	6,343	7,772	10,027
Incoming	3,420	3,914	4,143	4,525	4,987
Mobile ARPU (ZAR)	**208**	**182**	**183**	**177**	**163**
Contract	493	560	629	634	624
Prepaid	98	93	90	90	78
Community services	1,453	1,719	1,861	2,155	2,321
Average MOU	**137**	**111**	**101**	**96**	**84**
Contract	270	264	269	263	226
Prepaid	70	58	54	56	52
Community services	2,859	3,354	3,162	3,061	3,185

	Year ended March 31,				
	2001	**2002**	**2003**	**2004**	**2005**
Cumulative network capital expenditure per customer (ZAR) (at period end)	**2,053**	**1,991**	**1,933**	**1,720**	**1,515**
Number of mobile employees (at period end) [9]	**4,102**	**3,859**	**3,904**	**3,848**	**3,954**
Number of mobile customers per mobile employee (at period end)[9]	**1,245**	**1,699**	**2,017**	**2,527**	**3,247**
Other African countries					
Number of mobile customers (thousands) (at period end)[6][10]	**104**	**306**	**773**	**1,492**	**2,645**
ARPU					
Lesotho (ZAR)	n/a	144	104	125	92
Tanzania (ZAR)	234	260	217	128	81
Democratic Republic of the Congo (ZAR)	n/a	n/a	200	150	98
Mozambique (ZAR)	n/a	n/a	n/a	110	52
Number of mobile employees (at period end) [9]	**170**	**494**	**502**	**761**	**1,039**
Number of mobile customers per mobile employee (at period end) [9][10]	**612**	**619**	**1,540**	**1,961**	**2,546**

(1) Includes other income of R63.8 million, R57.6 million and R68.0 million in the years ended March 31, 2005, 2004 and 2003, respectively.

(2) Includes short-term portion of finance leases, shareholder loans and non-interest bearing debt, as well as utilized credit facilities.

(3) Includes long-term portion of finance leases.

(4) EBITDA in the 2005 financial year includes an impairment of R268 million in respect of assets in Mozambique.

EBITDA can be reconciled to net profit as follows:

	Year ended March 31,			
	2003	**2004**	**2005**	**2005**
	ZAR	**ZAR**	**ZAR**	**USD**
	RESTATED	**RESTATED**		
	(in millions)			
EBITDA	**6,704**	**7,767**	**9,597**	**1,543**
Depreciation, amortization and impairments	(2,377)	(2,532)	(3,112)	(501)
Interest, dividends and other financial income	650	657	663	107
Finance costs	(1,546)	(1,108)	(642)	(103)
Taxation	(1,171)	(1,725)	(2,614)	(420)
Net profit	**2,260**	**3,059**	**3,892**	**626**
Attributable to:				
Equity shareholders of Vodacom	2,212	3,033	3,861	621
Minority interest	48	26	31	5

(5) Includes interest bearing and non-interest bearing debt, shareholder loans and utilized credit facilities.

(6) Includes inactive customers.

(7) Vodacom's inactive customers are defined as all customers registered on Vodacom's network for which no revenue generating activity has been recorded for a period of three consecutive months. In the 2005 financial year, a software error was identified in the calculation of inactive customers. Vodacom has corrected inactive customers as of March 31, 2005. Information for prior years is unavailable.

(8) Vodacom's contract customers are disconnected when they terminate their contract, or their service provider who carries the credit risk terminates their contract due to non-payment. Prepaid customers were disconnected if they did not recharge their vouchers after being in time window lock for six months for periods prior to November and December 2002, for four months for periods from November and December 2002 until April 2003 and for three months from April 2003 until December 2003. Time window lock occurs when a customer's paid active time window, or access period expires. In December 2003, Vodacom changed the deactivation rule for prepaid customers to align itself with European and industry standards. From December 2003, prepaid customers are disconnected from its network if they record no revenue generating activity within a period of 215 consecutive days. See "Item 4. "Information on the Company–Business Overview–Mobile communications-South Africa-Customers."

(9) Vodacom had a total of 183, 280 and 219 temporary employees as of March 31, 2005, 2004 and 2003, respectively. Includes 100% of Vodacom's employees in the Democratic Republic of the Congo.

(10) Includes 100% of mobile customers in the Democratic Republic of the Congo.

DIVIDENDS AND DIVIDEND POLICY

All of Telkom's issued and outstanding ordinary shares, including the class A ordinary share and the class B ordinary share, rank equal for dividends. No dividend may be declared to a holder of the class A ordinary share or class B ordinary share, unless the same dividend is declared to holders of all ordinary shares. The following table sets forth information with respect to dividends paid by Telkom. Dividends are expressed in Rands and translated, solely for the convenience of the reader, into Dollars at the Rand noon buying rate described in Item 3. "Key Information–Exchange Rates" below on the relevant dividend payment date. The actual rate that cash dividends are converted to Dollars by the depositary may not equal the Rand noon buying rate on the dividend payment date.

Year ended March 31,	Dividends paid per Ordinary Share		Dividends paid per ADS		Total dividends (millions)		Dividend cover[1]
	ZAR	USD	ZAR	USD	ZAR	USD	Cover
2005[2]	1.10[3]	0.18[3]	4.40[3]	0.72[3]	606.7[3]	100.1[3]	11.1x
2004[4]	0.90[5]	0.14[5]	3.60[5]	0.56[5]	501.3[5]	79.3[5]	9.0x
2003	–	–	–	–	–	–	n/a
2002	–	–	–	–	–	–	n/a
2001	–	–	–	–	–	–	n/a

[1] Dividend cover is calculated by dividing profit for the year attributable to equity holders of Telkom by the dividend for the year.

[2] Based on 551,509,083 shares outstanding. As of March 31, 2005, 23,566,248 of the 557,031,819 issued shares were held by Telkom and its subsidiaries.

[3] Paid on July 9, 2004.

[4] Based on 557,031,819 shares outstanding. As of March 31, 2004, 3,185,736 of the 557,031,819 issued shares were held by Telkom and its subsidiaries.

[5] Special dividend.

On June 2, 2005, Telkom's board of directors declared a 2005 financial year final dividend No. 10 of R4.00 per share and a special dividend of R5.00 per share to be paid on July 8, 2005 to shareholders registered as of July 1, 2005, which are not included in the table.

Telkom did not declare any dividends in the three years ended March 31, 2003 in order to repay debt and reinvest profits in its fixed-line network modernization, rehabilitation and line-rollout program.

We cannot assure you that any dividend will actually be paid in the future or what the timing or amount of any future dividends will be. Telkom's current dividend policy aims to provide shareholders with a competitive return on their investment, while assuring sufficient reinvestment of profits to enable us to achieve our strategy. Telkom may revise its dividend policy from time to time. The determination to pay dividends, and the amount of the dividends, will depend upon, among other things, the following:

- our earnings;
- our financial condition;
- our capital requirements;
- the availability of cash and sustainability;
- the impact of currency exchange rate and inflation fluctuations;
- general business conditions and strategies and other investment opportunities;
- contractual restrictions on the payment of dividends;

- the possible effects on our credit worthiness;

- the pay-out and dividend ratios of other major South African companies and other communications providers;

- dividends received from Vodacom; and

- other factors our board of directors may deem relevant, including future growth prospects.

Under South African law, a company may make payments to its shareholders if authorized thereto by its organizational documents. A company may not make any payment, in whatever form, to its shareholders if there are reasonable grounds for believing that:

- the company is or would, after the payment, be unable to pay its debts as they become due in the ordinary course of business; or

- the consolidated assets of the company fairly valued, after the payment, would be less than the consolidated liabilities of the company.

Under South African law, a shareholder is liable to a company for any payments received by the shareholder from the company in violation of these restrictions.

Pursuant to Telkom's memorandum and articles of association, for so long as the Government of the Republic of South Africa is a significant shareholder, Telkom's dividend policy and all declarations of dividends and payments to shareholders must be approved by at least two of the directors appointed by the Government. Pursuant to Telkom's memorandum and articles of association, the Government is a significant shareholder for so long as it holds the class A ordinary share and at least 15% of Telkom's issued ordinary shares. This percentage is to be reduced from time to time to reflect the dilutive effect of issuances of new ordinary shares, but may not be less than 10%.

Telkom's ability to make future dividend payments will be determined based upon its financial position under IFRS. The following table sets forth a reconciliation of retained earnings in accordance with IFRS to distributable reserves in accordance with IFRS for the periods indicated.

	Year ended March 31,			
	2003	2004	2005	2005
	ZAR	ZAR	ZAR	USD
	RESTATED	RESTATED		
		(in millions)		
Retained earnings of Telkom Group in accordance with IFRS	10,392	14,225	19,947	3,207
Share of retained earnings of Vodacom	(3,481)	(3,948)	(4,062)	(653)
Distributable reserves in accordance with IFRS	**6,911**	**10,277**	**15,885**	**2,554**

The distribution of retained earnings of Vodacom is restricted, as Telkom requires the consent of the other shareholders of Vodacom to declare dividends. As described in Item 10. "Additional Information–Taxation," Telkom is required to pay secondary tax on companies at a flat rate of 12.5% in respect of the amount of certain dividends declared by it net of any dividends received from our joint venture and subsidiaries. As a result of the payment of secondary tax on companies, the amount of dividends that may actually be paid is less than the amount of distributable reserves. Distributable reserves are available for distribution based on Telkom's dividend policy. Telkom's board of directors decides on an annual basis the amount of distributable reserves to be reinvested in operations and the amount of any remaining funds that are available for distribution to shareholders or possible share repurchases.

Telkom expects to pay any cash dividends solely in Rands. Cash dividends payable to holders of American Depository Shares, or ADSs, listed on the New York Stock Exchange will be paid to the depositary's custodian, which will convert the dividends into Dollars, at the rate of exchange applicable on the date such dividends are paid, for disbursement to holders. Fluctuations in the exchange rate between Rands and Dollars and expenses of the depositary will affect the Dollar amounts actually received by holders of ADSs upon conversion by the depositary of such cash dividends.

Provided that the relevant share certificate is endorsed "non-resident" or an entry is made to such effect in the relevant electronic register, there is currently a blanket approval under the South African exchange control regulations for the free transferability of cash dividends to holders of ordinary shares or ADSs. See Item 10. "Additional Information–Exchange Controls."

In addition to the corporate tax on taxable income of South African companies at a rate of 30% for the 2005 financial year, which will be reduced to 29% for the 2006 financial year, South African companies pay secondary tax on companies as described above. Capitalization shares or stock dividends distributed to holders of ordinary shares do not incur secondary tax on companies. Because of this tax treatment, it has become common practice in South Africa for companies to offer capitalization shares in lieu of cash dividends. Capitalization shares are shares issued by a company, the payment for which is allocated out of the company's reserves, including share premium, or unappropriated profits.

For a discussion of the material South African and US federal income tax provisions regarding the taxation of dividends on ordinary shares and ADSs, see Item 10. "Additional Information–Taxation."

Share Repurchases

As authorized by its shareholders at annual general meetings held on January 27, 2004 and October 14, 2004, Telkom is authorized to purchase up to 20% of its issued share capital.

In the year ended March 31, 2004, Rossal No 65 (Proprietary) Limited, or Rossal, a wholly owned subsidiary of Telkom, repurchased 3,185,736 shares at a volume weighted averaged price of R74.58 per share, including costs, which are being held in treasury for purposes of the Telkom conditional share plan. Between August 3, 2004 and September 15, 2004 Rossal repurchased another 9,531,454 shares at a volume weighted average price of R78.49 per share, including costs, which are also being held in treasury for purposes of the Telkom conditional share plan. On June 4, 2004, Telkom purchased Acajou (Proprietary) Limited, or Acajou, a wholly owned subsidiary of Telkom, for share repurchase activities other than repurchases for the Telkom conditional share plan. Between June 7, 2004 and September 30, 2004, Acajou purchased 10,849,058 shares at a volume weighted average price of R76.12 per share, including costs, which are also being held in treasury.

In terms of the South African Companies Act, 61 of 1973, a subsidiary company may acquire up to 10% of the shares in its holding company and if the holding company acquires its own shares directly, such shares must be cancelled.

Telkom plans on continuing its share buy back strategy based on certain criteria. For additional information regarding Telkom's share repurchases, see Item 16E. "Purchases of Equity Securities by the Issuer and Affiliated Purchasers."

Taxation

A share repurchase and subsequent cancellation of shares by a South African company is deemed to be a dividend in terms of the South African Income Tax Act, 58 of 1962, on the difference between the nominal value of the share and the value purchased, unless purchased from the share premium of the company that does not comprise capitalized profit. The tax on such a deemed dividend is payable by the company at a rate of 12.5%.

EXCHANGE RATES

Unless otherwise specified, as used in this annual report:

- references to "Rand," "R," "ZAR" and "SA Cents" are to South African Rand and Cents, the currency of the Republic of South Africa;

- references to "Dollars," "$," "USD" and "US Cents" are to the United States Dollar and Cents, the currency of the United States; and

- references to the "Rand noon buying rate" are to the noon buying rates in New York City for cable transfers in Rands as certified for customs purposes by the US Federal Reserve Bank of New York expressed in Rands per $1.00.

For your convenience, this annual report contains translations of certain Rand amounts into Dollars. You should not assume, however, that Rands could have been exchanged into Dollars at any particular rate or at all. Unless otherwise stated, translations of Rand amounts into Dollars have been made at R6.22 per $1.00, the Rand noon buying rate on March 31, 2005, the date of the Telkom Group's most recent balance sheet included in this annual report. These translations should not be construed as representations that the Rand amounts could actually be converted into US dollars at these rates or at all.

The table below shows the high, low, average and end of period Rand noon buying rates for the periods indicated. The end of period Rand noon buying rate is computed on the last business day of the relevant period and the average Rand noon buying rate is computed using the Rand noon buying rate on the last business day of each month during the period indicated.

Year ended March 31,	High	Low	Average	End of period
2001	8.04	6.56	7.34	8.04
2002	13.60	7.91	9.64	11.38
2003	11.36	7.90	9.74	7.90
2004	8.24	6.26	7.17	6.32
2005	7.05	5.62	6.20	6.22
December	5.88	5.62		
January	6.10	5.64		
February	6.23	5.76		
March	6.35	5.77		
2006				
April	6.28	6.03		
May	6.75	5.96		
June	6.92	6.63		

On June 30, 2005, the Rand noon buying rate was R6.67 per $1.00.

Fluctuations in the exchange rate between the Rand and the Dollar will affect the Dollar amounts received by holders of American Depositary Shares, or ADSs, each representing four ordinary shares of Telkom, on conversion of dividends, if any, paid in Rands on the ordinary shares and may affect the Dollar trading price of the ADSs on the New York Stock Exchange.

RISK FACTORS

You should carefully consider the risks described below in conjunction with the other information and the consolidated financial statements of the Telkom Group and Vodacom and the related notes thereto included elsewhere in this annual report before making an investment decision with respect to Telkom's ordinary shares or ADSs.

Risks Related to our Business

Increased competition in the South African telecommunications market may result in a reduction in overall average tariffs and market share in our fixed-line business, which could cause our growth rates, operating revenue, costs and net profit to decline.

Telkom had the exclusive right to provide public switched telecommunications services, including international telephone services, in the Republic of South Africa until May 7, 2002, but for a number of years has competed with mobile operators, value added network service operators, or VANS operators, Sentech Limited, formerly known as Sentech (Proprietary) Limited and referred to herein as Sentech, which was issued an international carrier of carriers license and a multi media license in May 2002, and with service providers who use least cost routing technology. In addition, in September 2004, the South African Minister of Communications granted a license to provide public switched telecommunications services to a second national operator that will be 30% owned by Transtel Limited, or Transtel, and Eskom Enterprises (Proprietary) Limited, or Esitel, which are beneficially owned by the South African Government, and other strategic equity investors, including 26% beneficially owned by TATA Africa Holdings (Proprietary) Limited, a member of the TATA Group. ICASA is in the process of issuing this license. Further competition may arise as a result of an assessment by the Minister of Communications of the feasibility of issuing additional licenses to provide or resell public switched telecommunications services from May 2005, however, no determination has yet been published. A process has also commenced to issue additional licenses to small business operators to provide telecommunications services in underserviced areas with a teledensity of less than 5%. The Minister of Communications has identified 27 of these underserviced areas. ICASA has issued licenses to successful bidders in seven of these areas and it is expected that further licenses will be issued in 2005 and later.

In September 2004, the Minister of Communications issued determinations pursuant to which, since February 1, 2005:

- mobile cellular operators have been permitted to obtain fixed telecommunications links from parties other than Telkom;

- VANS operators and private network operators have been permitted to resell the telecommunications facilities that they obtain from Telkom;

- VANS operators have been permitted to allow their services for the carrying of voice;

- Telkom is no longer the sole provider of facilities to VANS operators; and

- licensing for the provision of payphone services has been expanded.

We expect that these developments will further increase competition. There are currently different views as to whether mobile cellular operators are permitted to self provide fixed telecommunications links and whether VANS operators are allowed to provide voice over internet protocol to the general public or only to their own customers to whom they provide value added services, however, if mobile cellular operators are permitted to self provide fixed telecommunications links and VANS operators are permitted to provide voice over internet protocol to the general public, we would face significantly more competition in the provision of leased lines and voice services. We cannot predict which view will prevail because the necessary regulations have not yet been published. In addition, in March

2005, the Minister of Communications tabled a Convergence Bill in Parliament to promote convergence and establish the legal framework for convergence in the broadcasting, broadcasting signal distribution and telecommunications sectors. We expect that the new licensing framework will result in the market becoming more horizontally integrated and will further increase competition in our fixed-line business. In addition, the process of converting our licenses to the new licensing framework may be lengthy and complex and could result in the imposition of additional obligations and limitations in connection with the converted licenses, which could disrupt our business operations and decrease our net profit.

We expect that the introduction of number portability could further enhance competition and increase our churn rates. As competition intensifies, the main challenges our fixed-line business faces are continuing to improve customer loyalty and maintaining its leadership in the South African communications market. As a result of increasing competition, we anticipate a reduction in overall average tariffs and market share in our fixed-line business, which could cause our growth rates, operating revenue and net profit to decline.

Competition from the three existing mobile communications network operators in South Africa has resulted in significant customer migration and call substitution from fixed-line to mobile services. If this customer migration and call substitution continues, our growth rates, operating revenue and net profit could decline.

Telkom competes with the three existing mobile communications network operators, Vodacom, Mobile Telephone Network Holdings (Proprietary) Limited, a wholly owned subsidiary of MTN Group Limited, a public company listed on the JSE, or MTN, and Cell C (Proprietary) Limited or Cell C, for customers. Telkom also competes with other service providers who use least cost routing technology that enables fixed-to-mobile calls from corporate private branch exchanges to bypass our fixed-line network by being transferred directly to mobile networks. Telkom has experienced significant customer migration in recent years from fixed-line services to mobile services, as well as substitution of calls placed using mobile services rather than our fixed-line service, with the increase in mobile penetration in South Africa. If this migration continues, our growth rates, operating revenue and net profit could decline.

The rapid growth in the mobile market in South Africa has resulted in a significant increase in the number of Vodacom and Telkom calls terminating on other mobile networks as opposed to our fixed-line network. Vodacom's and Telkom's margins and net profit could decline if this trend continues.

Vodacom and Telkom have experienced a significant change in the traffic mix as mobile customers increased relative to fixed-line customers. This resulted in an increasing percentage of calls from Vodacom's network and our fixed-line network terminating on other mobile networks rather than our fixed-line network. Vodacom's interconnection payments have increased and its margins have decreased because the cost of terminating calls on other mobile networks is higher than the cost of terminating calls on Telkom's fixed-line network. As a result, Vodacom's South African net interconnect revenue has been declining in recent years. Similarly, Telkom has incurred increased payments to other operators as a result of the growth in interconnection traffic for fixed-line calls terminating on other mobile networks. If mobile customers continue to increase and there is little or no growth in fixed-line customers, this trend could continue and Vodacom's and Telkom's margins and net profit could decline.

Increased competition in the mobile communications markets in South Africa and other African countries may result in a reduction of Vodacom's average tariffs and Vodacom's market share and increased customer acquisition and retention costs, which could cause Vodacom's growth rates, revenue and net profit to decline.

Vodacom faces intense competition in the mobile communications markets in South Africa and other African countries. At March 31, 2005, Vodacom estimates that it held approximately 56%, MTN held approximately 35% and Cell C held approximately 9% of the South African mobile communications market, based on total estimated customers. Increasing competition, together with the further liberalization of the South African telecommunications industry, may result in a reduction in Vodacom's overall average tariffs, loss of market share and increased customer acquisition and retention costs, which could cause Vodacom's growth rates, revenue and net profit to decline.

The value of Vodacom's investments outside of South Africa and its revenue and net profit may decline as a result of political, economic, regulatory and legal developments in the countries where Vodacom has invested.

Vodacom currently has investments in mobile communications network operators in Lesotho, Tanzania, the Democratic Republic of the Congo and Mozambique and Vodacom and the Virgin Group recently confirmed their intention to form a consortium together to undertake a joint bid for a controlling stake in Nigeria's V-Mobile. These countries have political, economic, regulatory and legal systems that are still in the process of transformation and are less developed than those in the Republic of South Africa. Political or economic upheaval or changes in laws and regulations or in their application may harm the operations of the companies in which Vodacom invests and impact the value of these investments. The regulatory environments in these countries often lack clarity in a number of areas and are subject to varying interpretations. In addition, many of these countries suffer from extreme poverty, civil strife, political conflict and political mismanagement, all of which could cause the value of Vodacom's investments in these countries and Vodacom's revenue and net profit to decline. In particular, the DRC's first democratic elections are planned for the coming year, the outcome of which will determine future political stability and economic growth.

Most of the fixed-line operators in these countries are still state controlled. As a result, the mobile communications network operators in which Vodacom has invested may encounter difficulties in negotiating commercially acceptable interconnection agreements and collecting amounts due under interconnection agreements as Vodacom has experienced in Tanzania and the Democratic Republic of the Congo. In addition, a number of jurisdictions in which Vodacom invests have imposed price controls, particularly for interconnection, which could reduce Vodacom's net profit and cause the value of Vodacom's investments in these other African countries to decline. There are also foreign exchange control restrictions in South Africa, which may restrict Vodacom's ability to fund its investments in these countries, and there are foreign exchange controls in a majority of these countries, which may restrict Vodacom's ability to extract value from these investments.

The number of mobile operators and mobile licenses available for acquisition and other available investment opportunities for our fixed-line business in other African countries is limited. Moreover, the acquisition of mobile operators and licenses and the consummation of other investments in other African countries may be unsuccessful, which could have a material adverse effect on Vodacom's and Telkom's future growth.

A substantial part of Vodacom's future growth is expected to be from acquisitions of mobile operators or licenses in other African countries. In addition, Telkom is pursuing other investments in countries throughout the African continent. There are significant risks associated with Vodacom's and Telkom's ability to identify and successfully acquire mobile operators and licenses or make other investments in other African countries. There are a limited number of mobile operators and licenses and investment opportunities in other African countries available for acquisition and there is substantial competition for the types of mobile operators and licenses Vodacom targets and investment opportunities that would meet Telkom's criteria. As described in the previous risk factor, many countries in Africa have political, economic, regulatory and legal systems that are still in the process of transformation and are less developed than those in the Republic of South Africa and many of these countries suffer from extreme poverty, civil strife, political conflict and political mismanagement and are subject to less developed corporate governance, business practices and bureaucratic and regulatory delays. In addition, South African foreign exchange control limitations could delay or prevent investments by Vodacom and Telkom in these countries. There are also a limited number of partners that are able to arrange their own funding to invest in ventures in other African countries with Telkom and Vodacom and Telkom does not have significant prior experience investing outside of South Africa. To the extent Vodacom and Telkom are not able to grow through acquisitions and other investments in other African countries, our stock price could decline. Moreover, Vodacom and Telkom could expend a substantial amount of time and capital pursuing acquisitions they do not consummate, which could adversely affect their business, financial condition, results of operations and growth.

The expansion of Vodacom's and Telkom's operations in other African countries may place a significant strain on their management, financial and other resources. Their ability to manage future growth in other African countries will depend upon their ability to monitor operations, maintain effective quality, corporate governance and financial controls and significantly expand their internal management, technical and accounting systems, all of which will result in higher operating expenses. The integration of acquired mobile operators or licenses and other businesses and investments in other African countries may involve, among other things, integration of switching, transmission, technical, sales, marketing, billing, accounting, quality control, management, personnel, payroll, regulatory compliance and other systems and operating hardware and software, some of which may be incompatible with their existing systems and therefore may need to be replaced. In addition, telecommunications operators generally experience higher customer and employee turnover rates during and after an acquisition or launch of service. We cannot assure that Vodacom and Telkom will be able to integrate successfully the mobile operators, mobile licenses or other operations they may acquire in other African countries.

If we lose key personnel or if we are unable to hire and retain highly qualified employees, including a new chief executive officer, our business operations could be disrupted and could impact on our ability to compete successfully.

Our success, including the success of Vodacom, depends in large part on our ability to hire and retain highly qualified employees who possess the requisite qualifications and technical skills. Telkom and Vodacom do not have long term employment agreements with a majority of their senior management, any of whom may terminate their employment with us. The loss of key personnel could disrupt our business operations if we are unable to replace them with similarly qualified individuals. Following the sale by Thintana Communications of its remaining interest in Telkom in November 2004, all of Thintana's representatives on Telkom's board and management designees were replaced. In addition, in April 2005, Sizwe Nxasana, Telkom's chief executive officer, announced that he had decided not to renew his service contract, which expires on December 31, 2005 in order to explore new challenges. We expect that competition for employees in the South African communications industry will increase as new competitors enter the market. If we lose a number of our key employees to our competitors or are not able to continue to attract and retain highly qualified employees, including a new chief executive officer, our business operations could be disrupted and our ability to compete could be harmed.

We do not have the right to appoint the majority of Vodacom's directors or members of its directing committee and the Vodacom joint venture agreement contains approval rights that may limit our flexibility and ability to implement our preferred strategies.

Although we are a 50% shareholder in Vodacom, our flexibility and ability to implement our preferred strategies may be limited by the fact that we do not have the right to appoint the majority of Vodacom's directors or members of its directing committee. In addition, under our memorandum and articles of association, the Government is entitled to nominate the directors we appoint to the Vodacom board. The Vodacom joint venture agreement, which governs the relationship between Telkom and the other shareholders of Vodacom, requires each of Vodacom's shareholders who own 10% or more of Vodacom's shares to approve certain material transactions. As a result of these factors, we may not be able to impose strategies on Vodacom that we believe to be beneficial to us without the approval of Vodacom's other shareholders.

If Vodacom does not continue to pay dividends or make other distributions to Telkom, Telkom may not be able to pay dividends and service its debt and could be required to lower or defer capital expenditures, dividends and debt reduction, which could cause the trading prices of Telkom's ordinary shares and ADSs to decline.

Telkom receives dividends from Vodacom which Telkom uses to fund a portion of its capital and operating expenditures and service its debt and other financial obligations. Vodacom is legally distinct from Telkom and has no obligation to pay dividends or make other distributions to Telkom. Vodacom's ability to pay dividends and make other distributions to Telkom may be restricted by, among other things, its operations and the availability of funds and the terms of credit and debt arrangements entered into by it, as well as statutory and other legal restrictions. In addition, Vodacom's ability to pay dividends or make distributions to Telkom and its other shareholders requires the approval of Vodacom's shareholders who own 10% or more of Vodacom's shares. To the extent that Vodacom is unable to, or otherwise does not, pay dividends or make other distributions to Telkom in the future, Telkom may not be able to pay dividends and service its debt and could be required to lower or defer capital expenditures, dividends and debt reduction, which could cause the trading prices of Telkom's ordinary shares and ADSs to decline.

If we are not able to continue to improve and maintain our management information and other systems, our ability to provide accurate and comprehensive operating information and to compete may be harmed.

Our billing and other customer management information systems do not provide management with certain operating data and financial information on a real-time basis that at times has made our budgeting and planning processes difficult. In addition, our billing and other information systems are not yet fully integrated and therefore are not capable of providing us with comprehensive and detailed operating information, including the traffic carried on our fixed-line network, and we cannot provide a single bill for customers with multiple locations and products. To address these problems, we are in the process of developing and implementing a unified customer management system capable of generating a single bill for a customer. The full integration between our various operational support systems is not expected to be complete until 2007 or 2008. Since November 2003, we have renewed our focus on information risk management and have identified several requirements for improved security of Telkom's information technology systems. Completion and compliance verification is expected during the 2006 financial year. To the extent we are not able to improve our systems and fully address these vulnerabilities, our ability to provide accurate and comprehensive operating information and to compete effectively in the increasingly liberalized South African communications market may be harmed. In addition, some of the information systems in Vodacom's other African operations are new and are not capable of providing management on a real-time basis with operating data and financial information.

We have negative working capital, which may impair our operating and financial flexibility and require us to defer capital expenditures and we may not be able to pay dividends and our operations and financial condition could be adversely affected.

We had negative consolidated working capital of R2.0 billion as of March 31, 2005 compared to negative consolidated working capital of R3.9 billion as of March 31, 2004 and R5.2 billion as of March 31, 2003. Negative working capital arises when current liabilities are greater than current assets. We intend to fund current liabilities through a combination of operating cash flows, new borrowings and borrowings available under existing credit facilities. We had R4.8 billion available under existing credit facilities as of March 31, 2005. If we are unable to generate sufficient operating cash flows or borrowings to fund our current liabilities, our operating and financial flexibility could be impaired and we may be required to defer capital expenditures and may not be able to pay dividends and our business operations and financial condition could be negatively impacted.

Continuing rapid changes in technologies could increase competition or require us to make substantial additional investments in technologies, which could reduce our return on investment and net profit.

The services we offer are technology intensive. The development of new technologies, such as fixed wireless services and packet radio services, could increase competition and make our technology obsolete. We may have to make substantial additional investments in new technologies to remain competitive. New technologies we choose may prove not to be commercially successful. As a result, we could lose customers, fail to attract new customers or incur substantial costs in order to maintain our customer bases, which could reduce our return on investments and net profit.

Delays in the development and supply of communications equipment may hinder the deployment of new technologies and services and cause our growth rates and net profit to decline.

Our operations, including the operations of Vodacom, depend in part upon the successful and timely supply of evolving fixed and mobile communications technologies. We use technologies from a number of suppliers and make significant capital investments in connection with communications technologies. If technologies are not developed or delivered by our suppliers on time or do not perform according to expectations or achieve commercial acceptance, we may be required to delay service introductions and make additional capital expenditures and we could be required to write-off investments in technology, which could cause our growth rates and net profit to decline.

If we continue to experience high rates of theft, vandalism, network fraud, payphone fraud and lost revenue due to non-licensed operators in our fixed-line business, our fixed-line fault rates could increase and our operating revenue and net profit could decline.

We have historically experienced significant cable theft, theft of solar panels and wireless communications equipment, vandalism of payphones, network fraud, such as non-licensed calls, and payphone fraud in our fixed-line business. Theft and vandalism have caused our fixed-line fault rates to increase and the repair time on our network and the network downtime associated with such faults and network fraud and payphone fraud have resulted in lost operating revenue and significant costs. We have also lost operating revenue to non-licensed operators providing telecommunications services in South Africa. If we are unable to continue to minimize theft, vandalism, network fraud and payphone fraud or if we continue to lose operating revenue to non-licensed operators in our fixed-line business, our fixed-line fault rates could increase and our operating revenue and net profit could decline.

We may need to improve our internal control over financial reporting and our independent auditors may not be able to attest to their effectiveness, which could have a significant adverse effect on our business operations, reputation and net profit.

We are evaluating our internal control over financial reporting in order to allow management to report on, and our independent auditors to attest to, our internal control over financial reporting, as required by Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC thereunder, which we refer to as Section 404. We are currently performing the system and process evaluation and testing required, and any necessary remediation, in an effort to comply with the management certification and auditor attestation requirements of Section 404. The management certification and auditor attestation requirements of Section 404 will initially apply to Telkom for its annual report on Form 20-F for the year ended March 31, 2007. In the course of our ongoing Section 404 evaluation, we have identified areas of internal control over financial reporting that may need improvement and have designed enhanced processes and controls and plan to design additional enhanced processes and controls, as necessary, to address these and any other issues that might be identified in the future through this review. In addition, as discussed in Item 15. "Controls and Procedures", Telkom has identified errors in its consolidated financial statements and determined that it was necessary to restate its previously issued consolidated financial statements and its auditors, Ernst & Young, have notified Telkom that they had identified two material weaknesses and five significant deficiencies under standards established by the Public Company Accounting Oversight Board.

As we are still in the evaluation process, we may identify other conditions that may result in significant deficiencies or material weaknesses in the future, which could impact our ability to comply with Section 404 in a timely manner. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent auditors may not be able to attest to the effectiveness of our internal control over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system. Any such action could negatively affect our results and have a significant adverse effect on our business operations, reputation and net profit.

Actual or perceived health risks relating to mobile handsets, base stations and associated equipment and any related publicity or litigation could make it difficult to find attractive sites for base stations and reduce Vodacom's growth rates, customer base, average usage per customer and net profit.

Concern has been expressed that the electromagnetic signals from mobile handsets, base stations and associated equipment may pose health risks. Actual or perceived risks of mobile handsets or base stations and related publicity or litigation, could make it difficult to find attractive sites for base stations and reduce Vodacom's growth rates, customer base, average usage per customer and net profit.

Risks Related to Telkom's Ownership by the Government of South Africa and Major Shareholders

Telkom's major shareholders are entitled to appoint the majority of Telkom's directors and exercise control over Telkom's strategic direction and major corporate actions.

The Government of the Republic of South Africa owned 37.7% of Telkom's issued and 39.4% of Telkom's outstanding ordinary shares plus the class A ordinary share as of June 28, 2005. Through its ownership and voting arrangements provided for in Telkom's articles of association, the Government is entitled to appoint five of Telkom's directors, and is able to exert considerable influence over

Telkom's corporate governance, strategic direction and major corporate actions and to appoint directors of Telkom's subsidiaries and the Vodacom joint venture. In addition, as of June 28, 2005, the Public Investment Corporation, an investment management company wholly owned by the South African Government, held 14.5% of Telkom's issued and 15.1% of Telkom's outstanding ordinary shares, which includes 6.1% of Telkom issued and 6.4% of Telkom's outstanding shares acquired in the market, and, through its ownership of Telkom's class B ordinary share, is entitled to appoint one of Telkom's directors.

Telkom's articles of association require Telkom to obtain written consent from the Government before taking actions that would limit Telkom's ability to provide public switched telecommunication services. Telkom's articles of association also require the approval of directors appointed by the Government in order for Telkom or any of its subsidiaries, including Vodacom, to enter into major corporate actions and transactions, including amendments to Telkom's management structure and the powers of Telkom's operating committee, the approval of Telkom's dividend policy and payment of dividends, increases in Telkom's indebtedness beyond certain limits and changes of control. As a result, without the approval and participation of the Government, Telkom is not able to consummate transactions involving an actual or potential change of control, including transactions in which you might otherwise receive a premium for your ordinary shares or ADSs over market prices. Because the Government exercises control over Telkom, holders of ordinary shares and ADSs lack meaningful power to approve decisions of Telkom's board of directors or to influence our strategic direction and major corporate actions.

The Government of the Republic of South Africa may use its positions as shareholder of Telkom and policymaker for, and customer of, the telecommunications industry in a manner that may be favorable to our competitors and unfavorable to us.

The Government of the Republic of South Africa owned 37.7% of Telkom's issued and 39.4% of Telkom's outstanding ordinary shares as of June 28, 2005. The Government also holds significant equity stakes in other industry participants, including Sentech, and will have an indirect 30% equity interest in the second national operator. To further its policy of liberalization of the telecommunications industry, the Government may adopt and implement policies and exercise its right to approve regulations that benefit our competitors but are not beneficial to us. In addition, to further other political or social objectives, the Government may act in a manner that may be detrimental to our business but advantageous to our competitors.

The Government of the Republic of South Africa is also one of our customers. We estimate that Government customers, excluding certain Government owned parastatal companies, accounted for at least 9% of our total fixed-line operating revenue, excluding directory services and other revenue, in the year ended March 31, 2005. The Government could transfer some or all of its business to the second national operator or other operators when they commence operations. Legislation has been enacted to centralize all procurement of telecommunications and information technology services by the Government, through one agency. If the Government transfers some or all of its business to other operators, our operating revenue and net profit could decline.

Risks Related to Regulatory and Legal Matters

The regulatory environment for the telecommunications industry in South Africa is evolving and final regulations addressing a number of significant matters have not yet been issued. The interpretation of existing regulations, or the adoption of new policies or regulations that are unfavorable to us, could disrupt our business operations and could cause our net profit and the trading prices of Telkom's ordinary shares and ADSs to decline.

The provision of telecommunications services in the Republic of South Africa is subject to extensive regulation. The regulatory environment is developing, lacks clarity in a number of areas and is subject to interpretation, review and amendment as the telecommunications industry is further developed and liberalized. In addition, the regulatory process entails a public comment process, which, in light of the politicized issue of privatization of industries such as telecommunications in South Africa, makes the outcome of the regulations uncertain and may cause delays in the regulatory process. A number of significant matters have not been addressed or clarified, including:

- whether mobile cellular operators are permitted to self provide fixed telecommunications links and VANS operators are allowed to provide VOIP to the general public or only to their own customers to whom they provide value added service;

- the process of converting our licenses to the new legal framework for convergence and whether additional obligations will be imposed on our converted licenses;

- the terms and conditions of the second national operator's license;

- whether and the extent to which our licenses may be amended as a result of the licensing of the second national operator;

- whether any additional obligations may be imposed on us at that time or thereafter;

- the extent to which our fixed-line business will be required to make its facilities or access lines available to the second national operator to provide services, other than public switched telecommunications services, on a resale basis, during the first two years of its license and beyond;

- the extent to which our fixed-line business may be required to unbundle its local loop after two years; and

- the legal and regulatory framework that will ultimately be established to address convergence.

In addition, ICASA was only established in 2000. Upon its establishment, ICASA inherited a legacy of regulatory problems from its predecessors. It has been reported that ICASA may currently lack adequate resources to effectively fulfill its regulatory and licensing functions and to deal with regulatory challenges that continue to change given the rapidly evolving telecommunications environment. This combination of factors creates further uncertainties in the regulatory arena and the ability of ICASA to effectively fulfill its functions. We cannot predict the outcome or timing of any amendments or modifications to applicable regulations or the interpretation thereof, the release of new regulations or their impact on us. The Minister of Communications has indicated that an amendment to the legislation establishing ICASA will shortly be tabled in Parliament. We do not know what amendments will be proposed or the functions and powers of ICASA in the context of new convergence legislation.

We have in the past had conflicts with ICASA and its predecessor, including litigation against them with regard to price cap regulations and interconnection and facilities leasing guidelines. Changes in the regulation of telecommunications services in South Africa, the imposition of unfavorable terms in our licenses or the loss or unfavorable amendment of any license could disrupt our business operations and could cause our net profit and the trading prices of Telkom's ordinary shares and ADSs to decline.

In addition, new laws and regulations that may require our business customers to make use of suppliers complying with black economic empowerment requirements may affect us. If Telkom is not able to meet the minimum requirements of these black economic empowerment initiatives or restrictions, some of our business customers may be required or elect to obtain all or some of their telecommunications services from our competitors who may fulfill such ownership requirements.

Our tariffs are subject to approval by the regulatory authorities, which may limit our flexibility in pricing and could reduce our net profit. Vodacom's revenue and net profit could decline if wholesale price controls are imposed on it.

The Telecommunications Act, 103 of 1996, and regulations made under the Act impose a price cap formula on a basket of specified services and any individual product or service within the basket of specified services that we previously had the exclusive right to provide. Historically, the overall tariffs for all services in the basket and a sub-basket of services provided to residential customers could not be increased by more than 1.5% below inflation in South Africa, based on the consumer price index and measured using revenue for the services in the basket at constant volumes for the prior year. The Minister of Communications has published regulations on a new price control regime that provides for the cap to be increased from 1.5% to 3.5% and the inclusion of ADSL products and services in the basket for which there is a price cap, effective from August 1, 2005 through July 31, 2008. In addition, from January 1, 2003, the price of any individual product or service included in the basket could not be increased by more than 5% above inflation in South Africa in any year. Effective August 1, 2005, the price of services in the residential sub-basket, leased lines up to and including lines of a capacity of 2Mbit/s and the installation and rental of business exchange lines may not be increased by more than 5% above inflation in South Africa in any year. Our tariffs for these services are filed with ICASA for approval. In addition, Vodacom's revenue and net profit could decline if wholesale price controls are imposed on it. These limitations on our customer tariffs limit our pricing flexibility and could reduce our net profit.

If the Competition Commission of the Republic of South Africa were to conclude that Telkom had committed a prohibited practice, as set out in the Competitions Act of 1998, Telkom could incur a penalty, its business and financial condition could be materially adversely affected and its revenue and net profit could decline.

The South African Value Added Network Services Association, an association of value added network service providers, or VANS providers, filed complaints against Telkom at the Competition Commission of the Republic of South Africa regarding alleged anti-competitive practices on the part of Telkom. The Competition Commission found, among other things, that several aspects of Telkom's conduct prima facie contravened the Competition Act, 89 of 1998, and referred certain of the complaints to the Competition Tribunal for adjudication. The complaints deal with Telkom's alleged refusal to provide telecommunications facilities to certain VANS providers to construct their networks, refusal to lease access facilities to VANS providers, provision of bundled and cross subsidized competitive services with monopoly services, discriminatory pricing with regard to leased line services and alleged refusal to peer with certain VANS providers. Telkom has brought an application in the South African High Court challenging the Competition Tribunal's jurisdiction to adjudicate this matter. These matters and the amount of Telkom's liability are expected to be finalized within the next year. If these complaints are upheld, however, Telkom could be required to cease these practices and fined an amount of up to 10% of Telkom's annual turnover or be ordered to divest itself of the relevant business. Telkom is currently unable to predict the amount that it may eventually be required to pay. If Telkom is required to cease these practices, divest itself of the relevant business or pay significant fines, Telkom's business and financial condition could be materially adversely affected and its revenue and net profit could decline.

If Telcordia Technologies Incorporated, a New Jersey corporation, were able to recover substantial damages in its arbitration proceedings against Telkom, Telkom would be required to fund such payments from cash flows or drawings on its existing credit facilities, which could cause Telkom's indebtedness to increase and its net profit to decline.

Telcordia instituted arbitration proceedings against Telkom in March 2001 seeking to recover approximately $130 million for monies outstanding and damages, plus costs and interest at a rate of 15.5% per year. The arbitration proceedings relate to the cancellation of an agreement entered into between Telkom and Telcordia during June 1999 for the development and supply of an integrated end-to-end customer assurance and activation system by Telcordia. In September 2002, a partial award was issued by the arbitrator in favor of Telcordia. Telkom subsequently filed an application in the South African High Court to review and set aside the partial award, which was granted. On November 29, 2004, the Supreme Court of Appeals granted Telcordia leave to appeal. Telcordia has since filed a notice of appeal. Telcordia also petitioned the United States District Court for the District of Columbia to confirm the partial award, which petition was dismissed, along with a subsequent appeal and a similar petition in the United States District Court of New Jersey. Telcordia has since appealed this dismissal. Telkom is currently unable to predict when the dispute will be resolved or the amount that it may eventually be required to pay Telcordia, if any, and has reversed all of its provisions for estimated liabilities, including interest and legal fees. If Telcordia recovers substantial damages from Telkom, Telkom would be required to fund such payments from cash flows or drawings on its existing credit facilities, which could cause its indebtedness to increase and its net profit to decline.

If we are unable to negotiate favorable terms, rates and conditions for the provision of interconnection services and facilities leasing services, our business operations could be disrupted and our net profit could decline.

Telkom is required to provide interconnection services to the mobile operators, the second national operator and all other entities that lawfully provide telecommunications services in South Africa and to lease or otherwise make our telecommunications facilities available to any entity lawfully providing or utilizing telecommunications services in South Africa. Telkom will also be required to allow the second national operator to use all of its telecommunications facilities and shared access to the local loop for the provision of public switched telecommunications services on a resale basis for the first two years of its license. Telkom may also be required to lease or otherwise make its telecommunications facilities available to the second national operator for the provision of services, other than public switched telecommunications services on a resale basis, during the first two years and beyond. The terms and conditions for the provision of these services and facilities are, or will be, set out in interconnection agreements and facilities leasing agreements negotiated and agreed to by Telkom with these other entities.

ICASA is entitled to issue, and has issued, regulations relating to interconnection and facilities leasing. Telkom has been declared a Major Operator, and consequently will have to provide Essential Services and facilities at cost based prices to Public Operators, such as MTN, Vodacom, Cell C, Sentech, the small business operators and eventually the second national operator. None of these operators have been declared to be Major Operators. New draft interconnection and facilities leasing regulations have been proposed by ICASA and published for comment that would extend the right to cost based prices to all licensees. To the extent that we are unable to reach agreement with these entities for the provision of these services, including the applicable tariffs, or to the extent that the terms and conditions of our agreements are found to be inconsistent with the relevant legislation or regulations, such terms and conditions may be determined and imposed on us by ICASA. In May 2005 ICASA initiated an enquiry into whether MTN and Vodacom should be declared Major Operators, which would require them to provide interconnection services also at cost based prices. If we are unable to negotiate favorable terms and conditions for the provision of the services and facilities covered by the guidelines or ICASA otherwise imposes terms and conditions that are unfavorable to us, our business operations could be disrupted and our net profit could decline.

If we are unable to recover the substantial capital and operational costs associated with the implementation of carrier pre-selection, number portability and monitoring and interception or are unable to implement these requirements in a timely manner, our business operations could be disrupted and our net profit could decline.

We were required to implement carrier pre-selection in our fixed-line business, which will enable customers to choose and vary their fixed-line telecommunications carrier for long distance and international calls, by December 31, 2003. The Telecommunications Act mandates that number portability, which will enable customers to retain their fixed-line and mobile telephone numbers if they switch between fixed-line operators or between mobile operators, will be introduced starting in 2005. We will incur substantial set-up and maintenance time and costs in connection with the implementation of these requirements, which could disrupt our business operations. The extent of recoverability of these costs have not yet been determined and finalized by ICASA. Telkom has conditioned its exchanges to handle call-by-call carrier pre-selection by December 31, 2003. We will not be able to fully implement carrier pre-selection until the second national operator is licensed and the second national operator's interconnection systems and the inter operator process and systems to support carrier pre-selection become available. The carrier pre-selection regulations provide for call-by-call carrier pre-selection to be implemented by Telkom two months and automatic carrier pre-selection to be implemented ten months after having received such request from another operator although a lead time of 12 to 18 months is estimated by Telkom for implementation of automatic carrier pre-selection. In addition, commencing in July 2003, all licensees, including Telkom and Vodacom were required to install equipment and implement procedures that will allow certain agencies in the Government of the Republic of South Africa to intercept and monitor communications over our respective networks and retain records and copies of such communications. The procedures and timetable for the full implementation of the interception and monitoring legislation requirements have not been finalized. However, Telkom and Vodacom have not been able to comply with the time frame contemplated by the current draft of this legislation. To the extent that we have not complied or are unable to comply with these requirements or are unable to substantially recover these costs of compliance, our business operations could be disrupted and our net profit could decline.

If Telkom is required to comply with the provisions of the South African Public Finance Management Act, 1 of 1999, or PFMA, and the provisions of the South African Public Audit Act of 2004, or PAA, Telkom could incur increased expenses and its net profit could decline and compliance with the PFMA and PAA could result in the delisting of Telkom's ordinary shares and ADSs from the JSE and New York Stock Exchange.

Telkom is required to comply with the provisions of the PFMA and PAA. Telkom applied for and obtained a temporary exemption from many of the provisions of the PFMA until November 2007 and has been informed by the South African Auditor-General that it will not be required to comply with the PAA until such date. If Telkom does not obtain a further exemption from the PFMA or if it is required to comply with the PAA or its existing exemption from the PFMA is revoked for any reason or it is otherwise required to comply with the PFMA or PAA, Telkom may be compelled to prepare a second set of financial statements in compliance with accounting principles and practices prescribed by the Government of the Republic of South Africa which do not correlate with IFRS or US GAAP and would require Telkom to incur additional costs. Telkom would also be required to comply with, what it believes to be, extremely prescriptive treasury regulations issued pursuant to the PFMA and PAA, to provide the Government with advance access to proprietary and potentially price sensitive information and to seek the prior approval of South African governmental authorities to enter into certain material agreements, to maintain certain bank accounts, to formulate and implement certain investment strategies or to discharge its auditors, which would preclude Telkom from acting in the same manner as its competitors and other listed companies. If Telkom is required to comply with the PFMA and PAA, Telkom may not be able to comply with the Listings Requirements of the JSE or the listing rules of the NYSE and Telkom's ordinary shares and ADSs could be delisted.

Our total property tax expense could increase significantly and our net profit could decline as a result of the enactment of the South African Municipal Property Rates Act, 6 of 2004.

On May 11, 2004, the South African Municipal Property Rates Act, 6 of 2004, was enacted. Pursuant to this new Act, municipalities are required to levy property tax in accordance with a rates policy that must be adopted and regularly reviewed by municipalities with community participation facilitated through the municipalities annual budget process. Due in part to the fact that no rate has to date been prescribed, it is too early to assess exactly how the new Act would affect us. As a substantial landowner in South Africa, our total property tax expense could increase significantly and our net profit could decline as a result of the implementation of this Act.

Risks Related to the Republic of South Africa

Fluctuations in the value of the Rand and inflation rates in South Africa could have a significant impact on the amount of Telkom's dividends, the trading prices of Telkom's ordinary shares and ADSs, our operating revenue, operating expenses, net profit, capital expenditures and on the comparability of our results between financial periods.

The value of the Rand as measured against the Dollar has fluctuated in recent years. During the years ended March 31, 2003, 2004 and 2005, the value of the Rand as measured against the Dollar has increased from R11.38 per $1.00 as of March 29, 2002 to R7.90 per $1.00 as of March 31, 2003, R6.32 per $1.00 as of March 31, 2004 and R6.22 per $1.00 as of March 31, 2005.

Fluctuations in the exchange rate between the Rand and the Dollar could have an adverse impact on:

- the Dollar equivalent of any dividends and distributions on Telkom's ordinary shares and ADSs payable in Rands;

- the Dollar equivalent of the Rand denominated prices of Telkom's ordinary shares; and

- the market value of Telkom's ADSs in the United States.

These fluctuations could also impact the amount in Rand terms of our non-Rand denominated debt, impact our non-Rand denominated financing costs and operating and capital expenditures and cause our net profit to fluctuate. In addition, the volatility of the Rand as measured against the Dollar and the Euro in the three years ended March 31, 2005 resulted in significant net foreign exchange losses primarily in each of the two years ended March 31, 2004, in terms of IAS39. See Item 5. "Operating and Financial Review and Prospects–Operating Results–Principal Factors That Affect our Results of Operations-Volatility of the Rand and adoption of IAS39. "Fluctuations in currency exchange rates between the South African Rand and the currencies in African countries where Vodacom invests could decrease the value of these businesses and Vodacom's and our net profit.

The high levels of unemployment, poverty and crime in South Africa could cause the size of the South African communications market and our growth rates, operating revenue and net profit, as well as the trading prices of Telkom's ordinary shares and ADSs, to decline.

While South Africa features a highly developed financial and legal infrastructure at the core of its economy, it has high levels of unemployment, poverty and crime. These problems have hindered investment into South Africa, have prompted emigration of skilled workers and have impacted economic growth negatively. Although it is difficult to predict the effect of these problems on South African businesses or the Government of the Republic of South Africa's efforts to solve them, these problems could cause the size of the communications market and our growth rates, operating revenue and net profit, as well as the trading prices of Telkom's ordinary shares and ADSs, to decline.

The high rates of HIV infection in South Africa could cause the size of the South African communications market and our growth rates, operating revenue and net profit to decline.

South Africa has one of the highest HIV infection rates in the world. The exact impact of increased mortality rates due to AIDS deaths on the cost of doing business in South Africa and the potential growth in the economy is unclear at this time although employee related costs in South Africa are expected to increase as a result of the AIDS epidemic and the size of the South African population and communications market could decline. Our growth rates, operating revenue and net profit could decline if employee related expenses increase or our labor supply or the size of the South African population and communications market decline.

Significant labor disputes, work stoppages, increased employee expenses as a result of collective bargaining and the cost of compliance with South African labor laws could limit our operating flexibility and disrupt our fixed-line business operations and reduce our net profit.

Trade unions represented approximately 75% of our total Telkom employees and approximately 13% of Vodacom's employees as of March 31, 2005. Trade unions have resisted workforce reductions and publicly opposed our privatization and have instituted and in the future could institute work stoppages to oppose changes in our shareholding structure or gain leverage in negotiating collective bargaining agreements. In addition, a number of South African trade unions, including the trade unions of our employees, have close links to various political parties and have had a significant influence in South Africa as vehicles for social and political reform and in the collective bargaining process. Since 1995 South Africa has enacted various labor laws that enhance the rights of employees, which have imposed costs on us and have limited our flexibility and ability to implement workforce reductions. If we are unable to implement workforce reductions as necessary, particularly as a result of increased competition, or experience significant labor disputes, work stoppages, increased employee expenses as a result of collective bargaining or compliance with labor laws, our fixed-line business operations could be disrupted and our net profit could be reduced.

South African exchange control restrictions could hinder our ability to make foreign investments and procure foreign denominated financings.

South Africa's exchange control regulations restrict transactions between residents of the Common Monetary Area, which consists of South Africa, the Republic of Namibia, and the Kingdoms of Lesotho and Swaziland, and non-residents of the Common Monetary Area. In particular, South African companies are generally not permitted, without the prior approval of the Exchange Control authorities, to export capital from South Africa or to hold foreign currency in excess of certain prescribed limits.

These restrictions could hinder our ability to make foreign investments and procure foreign denominated financings. While the South African Government has relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the future. See Item 10. "Additional Information–Exchange Controls."

Risks Related to Ownership of Telkom's Ordinary Shares and ADSs

The future sale of a substantial number of Telkom's ordinary shares or ADSs could cause the trading prices of Telkom's ordinary shares and ADSs to decline.

As of June 28, 2005, Government of the Republic of South Africa owned 37.7% of Telkom's issued and 39.4% of Telkom's outstanding ordinary shares, plus the class A ordinary share, the Public Investment Corporation owned 14.5% of Telkom's issued and 15.1% of Telkom's outstanding ordinary shares, which includes 6.1% of Telkom's issued and 6.4% of Telkom's outstanding shares acquired in the market, plus the class B ordinary share, and the Elephant Consortium owned 6.7% of Telkom's issued and 7.0% of Telkom's outstanding ordinary shares. On March 4, 2003, the Government granted to persons employed by Telkom on March 4, 2003 and eligible former employees of Telkom, options to purchase 11,140,636 of its ordinary shares, representing 2% of Telkom's issued and outstanding ordinary share capital, which are exercisable in four equal tranches over a period of three years commencing six months after March 4, 2003. In addition Telkom has adopted a management and employee incentive plan that provides for the issue or grant of up to 22,281,272 ordinary shares, of which 2,943,124 have been granted as of March 31, 2005. Sales of substantial amounts of shares by Telkom's shareholders, or by Telkom, or the appearance that a large number of shares are available for sale, could cause the trading prices of Telkom's ordinary shares and ADSs to decline. Telkom has entered into a registration rights agreement with the Government of the Republic of South Africa. Pursuant to the agreement, the Government has the right to cause Telkom to either effect a JSE public offering in South Africa, or register with the Securities and Exchange Commission all or part of their ordinary shares, or both.

Your rights as a shareholder are governed by South African law, which differs in material respects from the rights of shareholders under the laws of other jurisdictions.

Telkom is a public limited liability company incorporated under the laws of the Republic of South Africa. The rights of holders of Telkom's ordinary shares and therefore many of the rights of Telkom's ADS holders are governed by Telkom's articles of association and by South African law. These rights differ in material respects from the rights of shareholders in companies incorporated elsewhere, such as in the United States. In particular, South African law significantly limits the circumstances under which shareholders of South African companies may institute litigation on behalf of a company. For a description of the differences between shareholders' rights under South African law and Delaware law, see Item 10. "Additional Information–Memorandum and Articles of Incorporation–Comparison of Shareholders' Rights Under South African and Delaware Law."

It may not be possible for you to effect service of legal process, enforce judgments of courts outside of South Africa or bring actions based on securities laws of jurisdictions other than South Africa against Telkom or against members of its board.

Telkom and all of the members of its board of directors and executive officers are residents of South Africa. In addition, Telkom's assets and the assets of members of its board of directors and executive officers are located in whole or in substantial part in South Africa. As a result, it may not be possible for you to effect service of legal process within the United States or elsewhere outside of the Republic of South Africa upon our directors or officers, including with respect to matters arising under US federal securities laws or applicable state securities laws. Moreover, it may not be possible for you to enforce against Telkom or the members of its board of directors and executive officers judgments obtained in courts outside South Africa, including the United States, based on the civil liability provisions of the securities laws of those countries, including those of the United States. A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action, which may be enforced by South African courts with the approval of the South African Minister of Trade and Industry. In addition, awards of punitive damages will not be enforceable in South Africa. Although it is possible for an investor to bring an action against Telkom in a South African civil court to enforce rights in terms of US federal securities laws, these laws will not be enforced if they are penal or revenue or taxation laws or laws which are contrary to South African public policy. It is not possible therefore for an investor to seek to impose criminal liability on us in a South African court arising from a violation of US federal securities laws.

Your ability to sell a substantial number of ordinary shares and ADSs may be restricted by the limited liquidity of ordinary shares traded on the JSE.

The principal trading market for Telkom's ordinary shares is the JSE. Historically, trading volumes and liquidity of shares listed on the JSE have been low in comparison with other major markets. In addition, as of March 31, 2005, only 1% of the 262,872,235 ordinary shares publicly traded, including treasury shares, were represented by ADSs trading on the NYSE. The limited liquidity of the ordinary shares and ADSs could depress the trading prices of the ordinary shares and ADSs and could limit your ability to sell a substantial number of ordinary shares or ADSs in a timely manner, especially by means of a large block trade.

Item 4. Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

Telkom was incorporated on September 30, 1991 as a public limited liability company registered under the South African Companies Act, 61 of 1973, as amended. Telkom's registration number is 1991/005476/06. Telkom's principal executive offices are located at Telkom Towers North, 152 Proes Street, Pretoria 0002, Gauteng Province, South Africa. Telkom's telephone number is (27) (12) 311 3566 and its internet address is http://www.telkom.co.za. Information contained on Telkom's website is not part of this annual report.

Recent Developments

Sale of Thintana shares and current shareholding

Thintana Communications sold a 14.9% interest in Telkom to South African and certain international institutional investors in June 2004. Following the completion of this sale, Thintana Communications beneficially owned a 15.1% interest in Telkom's issued ordinary shares, including the class B ordinary share, and remained a significant shareholder. In November 2004 Thintana Communications announced that it sold its remaining 15.1% interest in Telkom's issued ordinary shares, including its class B ordinary share, to the Public Investment Corporation, an investment management company wholly owned by the South African Government. Following the sale by Thintana Communications, all of Thintana Communications' representatives on Telkom's board and its management designees were replaced.

We have been informed that as of June 28, 2005, the Public Investment Corporation beneficially owned 8.4% of Telkom's issued and 8.7% of Telkom's outstanding ordinary shares and the class B ordinary share that it had acquired from Thintana Communications, plus an additional 6.1% of Telkom's issued and 6.4% of Telkom's outstanding ordinary shares that it had acquired in the market, and the Elephant Consortium beneficially owned 6.7% of Telkom's issued and 7.0% of Telkom's outstanding ordinary shares that it had acquired from the Public Investment Corporation after being acquired by the Public Investment Corporation from Thintana Communications. As a result of the foregoing, as of June 28, 2005, the Public Investment Corporation is not a "significant shareholder" of Telkom, however, it is entitled to appoint one executive or non-executive director to Telkom's board of directors, as the holder of the class B ordinary share. As of June 28, 2005, the Government of the Republic of South Africa owned 37.7% of Telkom's issued and 39.4% of Telkom's outstanding ordinary shares, plus the class A ordinary share, and is entitled to appoint five directors, including two executive directors, to Telkom's board of directors and is the only "significant shareholder" of Telkom.

Liberalization of South African communications market

Licensing of the second national operator

A process has commenced to issue an additional license to provide public switched telecommunications services to a second national operator. In September 2004, the South African Minister of Communications granted an additional license to provide public switched telecommunications services to a second national operator that will be 30% owned by Transtel and Esitel, which are beneficially owned by the South African Government, and other strategic equity investors, including 26% beneficially owned by TATA Africa Holdings (Proprietary) Limited, a member of the TATA Group. ICASA is in the process of issuing this license. Further competition may arise as a result of an assessment by the Minister of Communications of the feasibility of issuing additional licenses to provide or resell public switched telecommunications services from May 2005, however, no determination has yet been published.

Underserviced areas

A process has also commenced to issue additional licenses to small business operators to provide telecommunications services in underserviced areas with a teledensity of less than 5%. The Minister of Communications has identified 27 of these underserviced areas. ICASA has issued licenses to successful bidders in seven of these areas and it is expected that further licenses will be issued in 2005 and later.

Determinations by South African Minister of Communications

In September 2004, the Minister of Communications issued determinations pursuant to which, since February 1, 2005:

- mobile cellular operators have been permitted to obtain fixed telecommunications links from parties other than Telkom;

- VANS operators and private network operators have been permitted to resell the telecommunications facilities that they obtain from Telkom;

- VANS operators have been permitted to allow their services for the carrying of voice;

- Telkom is no longer the sole provider of facilities to VANS operators; and

- licensing for the provision of payphone services has been expanded.

We expect that these developments will further increase competition. There are currently different views as to whether mobile cellular operators are permitted to self provide fixed telecommunications links and whether VANS operators are allowed to provide voice over internet protocol to the general public or only to their own customers to whom they provide value added services, however, if mobile cellular operators are permitted to self provide fixed telecommunications links and VANS operators are permitted to provide voice over internet protocol to the general public, we would face significantly more competition in the provision of leased lines and voice services. We cannot predict which view will prevail because the necessary regulations have not yet been published.

Convergence Bill

In March 2005, the Minister of Communications tabled a Convergence Bill in Parliament to promote convergence and establish the legal framework for convergence in the broadcasting, broadcasting signal distribution and telecommunications sectors. The Portfolio Committee on Communications invited written comments in April 2005 and public hearings are expected to continue through to August 2005. The bill aims to supplement or replace current sector specific legislation and change the market structure from a vertically integrated, infrastructure based, market structure to a horizontally integrated, service based, technology neutral, market structure with a number of separate licenses being issued for communications network services, communications services, application services, broadcasting services and radio frequency spectrum licenses. Existing licenses are expected to be grandfathered until converted to new licenses in line with the convergence legislation. We expect that the new licensing framework will result in the market becoming more horizontally integrated and will further increase competition in our fixed-line business. In addition, the process of converting our licenses to the new licensing framework may be lengthy and complex and could result in the imposition of additional obligations and limitations in connection with the converted licenses, which could disrupt our business operations and decrease our net profit.

See "–Regulation and License Requirements–Regulation–Overview."

Carrier pre-selection

Regulations were published on June 24, 2005 for the implementation of carrier pre-selection on a two-phased basis. In the first phase, call-by-call carrier selection will be implemented and must be provided by an operator within two months of it being requested by another operator. In phase two, fully automatic pre-selection will be implemented and must be provided by an operator within ten months of it being requested by another operator.

Number portability

A framework number portability regulation was published at the end of 2004. It generically provides for the introduction of fixed-to-fixed and mobile-to-mobile number portability. Fixed number portability will be introduced in phases with block number portability to be introduced in 2005, provided a second licensed fixed-line operator exists, and individual number portability at a later stage, but within 12 months from being requested by an operator. Implementation of number portability requires the publication of functional specification regulations for fixed and for mobile number portability. Consultation on the mobile number portability functional specification is in progress. The consultation process on the fixed number portability functional specification has not commenced yet.

Telkom's price control regulation

The Minister of Communications has published regulations on a new price control regime that provides for the cap to be increased from 1.5% to 3.5% and the inclusion of ADSL products and services in the basket for which there is a price cap, effective from August 1, 2005 through July 31, 2008.

Vodacom's Nigerian operations

In June 2005, Vodacom and the Virgin Group confirmed their intention to form a consortium together to undertake a joint bid for a controlling stake in a Nigerian mobile operator, V-Mobile. The members of the new Consortium believe that the combination of Vodacom's extensive expertise in the African telecommunications markets and the Virgin Group's skills in successfully operating in highly competitive markets provide a competitive proposition.

Vodacom's third generation network and alliance with Vodafone

Vodacom launched the first commercial third generation, or 3G, network in South Africa in December 2004. Vodacom also entered into an alliance with Vodafone, pursuant to which Vodacom is able to market Vodafone branded products and services. As part of the launch of its 3G network and its alliance with Vodafone, Vodacom launched Vodafone Mobile Connect, a 3G/GPRS datacard providing fast, secure access to corporate networks from laptop computers, Vodafone Live! with global and local content, picture and video messaging and downloads, and BlackBerry®. Vodacom's alliance with Vodafone also provides Vodacom access to Vodafone's global research and development in respect of 3G and access to Vodafone's marketing and buying powers in respect of 3G technologies.

Vodacom's acquisitions

As part of its broader strategy of margin leadership in South Africa, Vodacom is continuing the process of obtaining control of its service providers. On April 16, 2004, Smartphone, Vodacom's 51% owned subsidiary, purchased an 85.75% equity stake in Smartcom (Proprietary) Limited for R77.2 million acquiring an additional 40,000 contract customers. On February 1, 2005, Vodacom acquired the contract customer base, dealer agreements and five employees of Tiscali South Africa for R40.1 million. As a result of these acquisitions, Vodacom directly controlled 78.3% of its contract customer base and 98.4% of its prepaid customer base in South Africa as of March 31, 2005.

Vodacom also made an offer to purchase a 51% stake in Cointel VAS (Proprietary) Limited for R112.2 million during the 2005 financial year, which was accepted. Vodacom is currently awaiting Competition Commission approval.

Non-renewal of CEO's service contract

In April 2005, Sizwe Nxasana, Telkom's chief executive officer, announced that he had decided not to renew his service contract which expires on December 31, 2005 in order to explore new challenges. Mr. Nxasana will continue as Telkom's chief executive officer up to December 31, 2005 while the Telkom board seeks the appointment of his successor. Mr. Nxasana intends to work closely with the new chief executive officer to ensure an orderly handover of his responsibilities.

Historical Background

Privatization

Prior to 1991, the former Department of Posts and Telecommunications of the Republic of South Africa provided telecommunications and post office services in South Africa on an exclusive basis. In 1991, the Government of the Republic of South Africa transferred the entire telecommunications enterprise of the Department of Post and Telecommunications of the Republic of South Africa to Telkom as part of a commercialization process intended to liberalize certain sectors of South Africa's economy. Between 1991, when Telkom was incorporated and 1996, when the South African Telecommunications Act, 103 of 1996, was enacted, we were the exclusive provider of public switched telecommunications services, including international voice services in South Africa, acting pursuant to the now repealed South African Post Office Act, 44 of 1958. Telkom remained a wholly state owned enterprise until May 14, 1997, when the Government of the Republic of South Africa sold a 30% equity interest in Telkom to Thintana Communications LLC, a Delaware limited liability company, 60% beneficially owned by SBC Communications, Inc. and 40% beneficially owned by Telekom Malaysia S.D.N. Berhard.

In March 2001, the Government sold another 3% equity interest in Telkom from its holdings to Ucingo Investments, a consortium of black empowerment investors. These actions left the Government with 67% of Telkom's issued and outstanding ordinary share capital prior to our initial public offering. Due to funding constraints Ucingo disposed of its entire shareholding on September 17, 2003. As part of the sale to Thintana Communications, the then Minister of Posts, Telecommunications and Broadcasting of the Republic of South Africa entered into an agreement with Thintana Communications under which Thintana Communications undertook significant operational and managerial responsibilities and acquired the ability to exercise effective operational and managerial control over us until May 2002. Pursuant to the agreement, Thintana Communications had the power to staff certain management positions with individuals seconded to Telkom from SBC Communications and Telekom Malaysia. In addition, Thintana Communications and the Government were entitled to appoint a number of directors to Telkom's board of directors, based on their ownership of Telkom, and a number of our corporate actions were subject to specific approval by Thintana Communications and the Government or their board representatives. These matters generally included approval of business plans, annual budgets, training programs and payment of dividends. Until May 2002, Thintana Communications was also entitled to appoint the majority of the members of Telkom's operating committee, thus granting it control over many of our significant operational matters. These matters generally included the preparation and implementation of business plans and annual budgets for approval by Telkom's board of directors and the performance of obligations and the exercise of rights under Telkom's public switched telecommunications services license.

Initial public offering

On March 7, 2003, we completed our initial public offering pursuant to which the Government of the Republic of South Africa sold a total of 154,199,467 ordinary shares, including 14,941,513 ordinary shares through the exercise of an over-allotment option. The initial public offering price was R28.00 per ordinary share and $13.98 per ADS. As part of the global offering, the Government of the Republic of South Africa sold 4,967,914 ordinary shares to individuals in possession of a valid South African identity number and who provided a South African postal address, or groups of such individuals, known as stokvels, at a 20% discount to the initial public offering price in a Khulisa offer targeted at historically disadvantaged individuals and stokvels. The Government of the Republic of South Africa agreed to reward one bonus share for every five shares purchased by individuals and stokvels in the Khulisa offer if they held the ordinary shares purchased by them in the Khulisa offer to be held in the Khulisa Trust until the second anniversary of the JSE listing date. On March 4, 2005, the second anniversary of Telkom's listing, 785,610 bonus shares were allotted by the South African Government to qualifying shareholders under the Khulisa offer. The Government of the Republic of South Africa also sold 7,045,078 ordinary shares to individuals in possession of a valid South African identity number and who provided a South African postal address at a 5% discount to the initial public offering price. As part of the global offering, on March 4, 2003, the Government granted to persons employed by Telkom on March 4, 2003 and eligible former employees of Telkom, options to purchase 11,140,636 of its ordinary shares, through the Diabo Share Trust, which are exercisable in four equal tranches over a period of three years commencing six months after March 4, 2003.

Fixed-line transformation program

As a first step in preparing for the liberalization of the fixed-line telecommunications market in South Africa, we began a transformation program in May 1997 to change the orientation of our fixed-line business from a majority governmental owned entity to a market and profit-oriented business. Our transformation program aimed to reorganize our fixed-line business along functional lines from the previous regional structure, change our corporate culture and improve the skills of our South African employees, increase our marketing efforts, outsource non-core operations and manage revenue generation and operating expenses more effectively. Our fixed-line transformation program has benefited significantly from the management, marketing, technical and financial expertise of our previous strategic equity investors. Our transformation program is largely complete.

Employee related expenses are a significant component of our total fixed-line operating expenses. The number of Telkom employees declined by approximately 27,839 positions from March 31, 1997 through March 31, 2005. At April 30, 2005, we had 26,133 Telkom employees. We spent R961 million, R302 million and R244 million in the years ended March 31, 2005, 2004 and 2003, respectively, on our workforce reduction program. We will evaluate future workforce reductions based on business and operational requirements.

As part of our fixed-line transformation program we identified and outsourced a number of non-core activities, including our motor vehicle fleet, certain security operations, electronic workshop, light engineering workshop, catering services and buildings management operations.

BUSINESS OVERVIEW

Business Summary

Telkom is one of the largest companies registered in the Republic of South Africa and we are the largest communications services provider on the African continent based on operating revenue and assets. We had consolidated operating revenue of R43.1 billion ($6.9 billion), profit for the year attributable to the equity holders of Telkom of R6.7 billion ($1.1 billion) and cash flow from operating activities of R15.7 billion ($2.5 billion) in the year ended March 31, 2005 and we had total assets of R57.6 billion ($9.3 billion) and equity attributable to the equity holders of Telkom of R26.9 billion ($4.3 billion) as of March 31, 2005. As of March 31, 2005, we had approximately 4.8 million telephone access lines in service and 99.9% of our telephone access lines were connected to digital exchanges. We offer business, residential and payphone customers a wide range of services and products, including:

- *fixed-line voice services*, including subscriptions and connections services, local, long distance, fixed-to-mobile and international voice services, interconnection and hubbing communications services, international voice over internet protocol services, subscription based value-added voice services and customer premises equipment sales;

- *fixed-line data services*, including domestic and international data transmission services, such as point to point leased lines, ADSL services and packet-based services, managed data networking services and internet access and related information technology services;

- *directory and wireless data services* through our Telkom Directory Services and Swiftnet subsidiaries, respectively; and

- *mobile communications services*, including voice services, data services and value-added services and handset sales through Vodacom.

Vodacom is our mobile communications joint venture with Vodafone Group Plc and VenFin Limited. Vodacom is the largest mobile communications network operator in South Africa with an estimated market share of approximately 56% as of March 31, 2005 based on total estimated customers. Vodacom had 15.5 million customers as of March 31, 2005, of which 12.8 million were in South Africa. Vodacom has investments in mobile communications network operators in Lesotho, Tanzania, the Democratic Republic of the Congo and Mozambique. Vodacom had consolidated revenue of R27.3 billion ($4.4 billion), net profit attributable to equity shareholders of R3.9 billion ($621 million) and cash flow from operating activities of R4.2 billion ($667 million) in the year ended March 31, 2005 and total assets of R22.6 billion ($3.6 billion) and equity attributable to equity holders of Vodacom of R7.8 billion ($1.3 billion) as of March 31, 2005.

Our Competitive Strengths

We believe that we are well-positioned to strengthen our business, increase our profitability and cash flows and successfully meet future competition based on the following:

We have the leading market position and are well placed to face competition in the South African fixed-line communications market.

We believe our leading market position and our strong brand recognition will enable us to successfully meet competition in the fixed-line communications market without significant future fixed-line roll-out. Key to achieving our objectives is our continued focus on rigorous cost management, efficiency improvements, deployment of key technologies and the successful implementation of our business strategy.

Customer retention is one of our key focus areas and we have undertaken the following actions to ensure we retain our customers:

- focused our marketing initiatives on creating greater awareness of our range of consumer products and business solutions to ensure that our customers view us as a competitive and innovative telecommunications provider that caters to their individual needs;

- refocused our sales and marketing force into more specialized divisions and entered into long term contracts with a number of our larger corporate and business customers;

- improved the efficiency and quality of our network; and

- improved distribution channels through the launch of TelkomDirect and enhanced Vodashop distribution and improved our online distribution channel by offering fully automated purchasing and provisioning of TelkomInternet via the telkomsa.net website.

We have a fully digital fixed-line network that provides service to every major urban area in South Africa.

We believe our extensive digital fixed-line network places us in a strong position to compete with new providers of communications services as it enables us to sell value-added voice and data services. Since 1997, we have:

- modernized our fixed-line network, largely completed our fixed-line line roll-out program in 2002 and, as of March 31, 2005, had 99.9% of our telephone access lines connected to digital exchanges;

- modernized and enhanced our fixed-line network's resiliency and performance through the deployment of synchronous digital hierarchy managed self-healing optical fiber rings and by increasing our use of optical fiber;

- deployed a national network operations center with the ability to proactively monitor our network and offer managed data networking services to global and corporate customers;

- invested in the South Atlantic Telecommunications Cable-3/West African Submarine Cable/South Africa Far East, or SAT-3/WASC/SAFE, submarine cable system, which provides increased fiber optic transmission capability between South Africa and international destinations;

- enhanced our core and access network to meet increased demand for broadband services such as xDSL;

- supplemented our fixed-line access network with wireless access capability such as WiFi and WiMAX;

- enhanced our intelligent service platform capabilities through the introduction of softswitch technology; and

- evolved our internet protocol network to a carrier class multi protocol label switching, or MPLS, enabled network with quality of service that supports enhanced services such as internet protocol and virtual private networks.

We are an integrated communications service provider of bundled voice, data, video and internet services with the expertise to expand our service offerings.

Our network and resources enable us to provide customers with a wide range of integrated communications services, including voice services, data communications services, video services and internet services. We have undertaken the following actions to strengthen our data communications service capabilities and improve our integrated communications service offerings:

- successfully launched WiFi in 2005, ADSL in August 2002 and ISDN in 1995 and have introduced several flexible and cost effective options for these products;

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- developed extensive experience in designing and operating customized data communications and managed data networking products and services, including managed local and wide area networks;

- established contracts with a number of leading communications equipment and software suppliers such as Amdocs, MDSI, Marconi, Alcatel, Siemens, Cisco Systems, Hughes Network Systems, Gilat and Sun Microsystems to provide fully integrated communications solutions over our core fixed-line network and satellites and have introduced several flexible and cost effective options for these products;

- deployed an extensive voice-over-internet protocol, or VoIP, network, and launched a voice over internet protocol regional clearing house to serve as a hub for voice traffic on the African continent; and

- successfully introduced a full range of private branch exchange, or PBX, systems sourced from LG Electronics, with the capability to integrate with IP and DSL technologies.

We have successfully completed our knowledge transfer from our strategic equity investors and have appointed a highly qualified management team pursuant to our succession plan.

We have benefited from the experience and knowledge of our previous strategic equity investors, SBC Communications and Telekom Malaysia, through the skills they transferred to our South African management team, their participation on our operating and executive committee and their employees who served as our officers. With the sale of Thintana Communications' interest in Telkom, we have appointed a highly qualified management team pursuant to our succession plan.

Vodacom is the leading South African mobile communications network operator with strong brand recognition, extensive network coverage and distribution channels.

Vodacom is the largest mobile communications network operator in South Africa with an estimated market share of approximately 56% as of March 31, 2005 based on total estimated customers. Vodacom has an extensive network that covers approximately 96% of South Africa's population based on the last official census conducted in 2001 and approximately 67% of the total land surface area of South Africa as of March 31, 2005. Vodacom has a broad distribution network consisting of Vodacom owned shops and sales forces and independent dealers, franchises, national chains and Telkom Direct shops.

Vodacom is leveraging its successful experience in South Africa to selectively expand into other African countries, primarily in Sub-Saharan Africa.

Vodacom is pursuing future growth through selected mobile expansion initiatives in other African markets, primarily in Sub-Saharan Africa. Investments outside of South Africa are evaluated and monitored against key investment criteria, focusing primarily on countries with stable economic and political conditions or good prospects for growth, market leadership and profitability. Other key factors include Vodacom's ability to gain majority ownership, develop strong local partnership relationships and obtain non-recourse financing. Other African operations are branded under the "Vodacom" name.

Vodacom benefits from an experienced and long-serving management team complemented by its experienced local and international shareholders, Vodafone, VenFin and us.

Vodacom has an experienced, long-serving management team with a record of innovation as the first commercial 3G network in South Africa, the first mobile communications network operator in the world to offer prepaid mobile communications services on an intelligent network platform and to offer its customers coverage across the whole of Africa where commercial roaming based on the Global

System for Mobile, or GSM, communications technology is available. Vodacom was also the first South African mobile communications network operator to provide nationwide coverage in South Africa.

Vodacom benefits from the financial, operational and managerial expertise of its strategic shareholders, Vodafone, VenFin and us. Vodacom entered into an alliance with Vodafone, pursuant to which, Vodacom is able to market Vodafone branded products and services, such as Vodafone Mobile Connect, Vodafone Live! and BlackBerry®. Vodacom's alliance with Vodafone also provides Vodacom access to Vodafone's global research and development in respect of 3G and access to Vodafone's marketing and buying powers in respect of 3G technologies.

Our Group Strategy

Our group strategic goals are to increase shareholder value by increasing profitability and cash flows, while maintaining our market leadership in the South African fixed-line and mobile communications markets. We also are seeking to increase the synergies between our fixed-line business and Vodacom and support Vodacom's strategy of establishing and maintaining leading positions in other African mobile markets, primarily in Sub-Saharan Africa. We believe that increased competition and emerging technologies place greater importance on the need to further develop our group strategy and increase our focus on growth opportunities. We intend to continue working closely with Vodacom to build synergies on a commercial basis for both companies. In order to achieve our goals, we intend to pursue the following strategies:

- Compete effectively in our core fixed-line markets and grow our wholesale business.

- Continue to reduce operating expenses and enhance capital investment efficiencies in our fixed-line business.

- Expand our integrated service offerings through the increased sale of existing data products, new converged IP services and the development of new fixed wireless products.

- Continue to invest in our fixed-line employees to foster a highly competitive corporate culture and to enhance skills retention.

- Capitalize on the growing mobile communications market in South Africa through Vodacom and expand into other African markets.

Compete effectively in our core fixed-line markets and grow our wholesale business.

In order to successfully compete and grow revenue in our fixed-line business, we intend to encourage our customers to increase their usage on our network through the following strategies:

- *Market new services to our existing customers.* We intend to increase fixed-line revenue per customer by continuing to develop and market innovative, value added voice service packages to our residential fixed-line customers, aggressively marketing our price advantages and entering into long-term contracts with corporate and business customers.

- *Promote increased network usage and revenue.* We intend to stimulate network usage and revenue by increasing the penetration of higher speed internet access through ISDN and ADSL. In the 2005 financial year we continued to see strong demand for ISDN and ADSL, with 10.5% growth in ISDN channels to approximately 720,000 and significant growth in ADSL customers to approximately 58,532 customers as of March 31, 2005. We plan to introduce new packages and will seek to increase the penetration of existing packages and calling plans through improved sales channels. In the 2004 financial year, we have launched a bundled ADSL service with a free modem, have entered into real estate development contracts in affluent areas and have launched international voice over internet protocol services and Xtratime.

- *Grow selected markets and maximize revenue.* We intend to offer commercial interconnection and facilities leasing agreements to the second national operator and other national operators. In addition, we will seek to maximize the number of customers connected to our network through a targeted deployment of our prepaid offerings where we have existing capacity. In addition to growing our hubbing business, we intend to expand our presence in Africa through Vodacom, as well as pursuing new viable business opportunities, such as offering third party products and services to African operators and resellers. In the 2005 financial year, prepaid lines grew 3.7% to approximately 887,000 customers, representing 18.8% of our total fixed access lines as of March 31, 2005, as compared to 18.3% as of March 31, 2004. In October 2003, TelkomInternet also became powered by satellite, a broadband based internet access offering.

- *Improve our customer service.* We intend to continue to improve customer service and satisfaction through improved distribution channels by relocating and transforming service branches, and enhancing operations support and network reliability, as well as aggressively building stronger customer association with the Telkom brand. We improved distribution through on-line ordering of products and services for TelkomDirect and Vodashops, and on-line viewing of customer accounts.

Continue to reduce operating expenses and enhance capital investment efficiencies in our fixed-line business.

We will seek to increase operational and capital expenditure efficiencies to improve operating margins and increase cash flows in our fixed-line business. We intend to continue to streamline and improve our business operations through the following strategies:

- *Continue to reduce headcount.* We will continue to reduce headcount by utilizing voluntary severance and retirement packages, natural attrition and other employee optimization initiatives. In the 2005 financial year, Telkom employees declined 10.5% to 28,972 and our number of fixed lines per Telkom employee increased to 163 as of March 31, 2005. Telkom placed a moratorium on involuntary workforce reductions for the year ending March 31, 2006.

- *Continue to reduce operating expenses.* We will seek to continue our strict cost management policy and further operating expense reduction initiatives. In the 2005 financial year, our cost-saving program in our fixed-line business contributed to the approximately 3.3% decrease in total fixed-line operating expenses. Our current initiatives include cable alarm systems, enhanced fraud management, consolidation of stores, space optimization and continual reduction of our vehicle fleet.

- *Invest in operational support systems.* We will continue to invest in operational support systems that permit integrated billing, workforce management and fault handling to improve customer service and enhance operational efficiencies. During the 2004 financial year, we implemented the first phase of our new workforce management system. This system controls the scheduling, routing, dispatching and ticketing of the surveillance control and analysis division in our national network operations center, as well as the dispatchable field technicians in our network field organization. Workforce management includes scheduling, routing, dispatching and tracking of the dispatchable workforce. In addition to this, a fault management solution was successfully implemented in the National Network Operation Centre, providing functionality to allow for the centralized management of all network events. This accelerates the real-time and accurate detection of problems in the network by event collection, filtering, and correlation. In the 2005 financial year this solution delivered the filtering, and correlation functionality for 12 network technologies. Roll-out of this solution to a further 36 network technologies will be done in the 2006 financial year. Phase 1 of an enterprise asset management solution was also implemented in the 2005 financial year. This solution provides the platform for holistic asset lifecycle management, which will be fully operative in the 2006 financial year. The roll-out of workforce management phase II and III are planned for the 2006 financial year. The roll-out of the customer management for selected segments solution, enabling Telkom to have a single view of its customer, is planned to start towards the end of the 2006 financial year.

- *Implement a focused and disciplined capital investment program.* We will continue to institute a disciplined business oriented capital investment program to ensure that capital investments are tied to demand and are only deployed where strategically required, such as operating support systems, or where returns can be achieved in excess of our cost of capital. Our more stringent investment criteria for capital investment contributed in part to the 42.4% decline in fixed-line capital expenditure in the 2003 financial year and a further 3.8% reduction in the 2004 financial year. Our consolidated capital expenditures in property, plant and equipment for the 2006 financial year is budgeted to be approximately R7.9 billion, of which approximately R5.0 billion is budgeted to be spent in our fixed-line segment and approximately R2.9 billion is budgeted to be spent in our mobile segment, which is our 50% share of Vodacom's capital expenditure of approximately R5.9 billion.

Expand our integrated service offerings through the increased sale of existing data products, new converged IP services and the development of new fixed wireless products.

We have developed the following strategies to ensure that we are able to capitalize on the projected growth in the data, IP services and fixed wireless businesses and develop additional long-term corporate customer relationships:

- *Promote existing data products.* We intend to increase corporate and business penetration of data transmission products by increasing our focused selling and distribution efforts and leveraging our extensive corporate customer relationships. Through our strong sales force we intend to increase sales of managed data networking services, internet access services, internet protocol based communications services and related data center and connectivity services, such as web hosting, server hosting, storage and security. In the 2005 financial year, fixed-line data services revenue increased 15.7% to R5.8 billion.

- *Promote new IP services.* Telkom intends to move to a predominantly IP-based network which will enable Telkom to offer converged services such as voice, data, video and television services. Telkom is currently involved with a trial with MNet, a satellite pay-TV operator, on internet protocol television.

- *Develop new fixed wireless products.* We intend to develop new business and residential bundled fixed mobile products, together with our 50% owned Vodacom joint venture, in preparation for increased competition and the emergence of new technologies. Telkom and Vodacom entered into a commercial agreement relating to joint distribution and procurement initiatives, which they began implementing in the 2004 financial year. In addition, Vodacom and Telkom are testing fixed mobile products, such as WiFi, but no products are currently ready for launch.

Continue to invest in our fixed-line employees to foster a highly competitive corporate culture and to enhance skills retention.

We intend to continue to change our fixed-line corporate culture and increase productivity through the following strategies:

- *Implement training and skills retention programs.* We plan to improve retention of critical skills through employee retention programs such as the implementation of appropriate employee share ownership plans. The Telkom conditional share plan was approved at our annual general meeting held on January 27, 2004. We have also initiated leadership and management development programs and targeted development initiatives.

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- *Continue to develop long-term relationships with our trade unions.* We intend to continue to develop long-term relationships with our trade unions through the development of mutually beneficial guidelines for managing our employees. In attempting to actively avoid involuntary separations whilst Telkom is managing its headcount, Telkom concluded collective agreements with the ATU and CWU on February 3 and February 11, 2005 respectively, that position a revised approach focusing on utilizing a combination of voluntary separations and a reduction in other staff related expenditure. On November 27, 2002, we launched "The Agency" an alternative strategy to assist employees seeking alternative employment and avoid disruptions from job losses.

- *Entrench a competitive culture.* We will seek to foster a competitive culture through the continued roll-out of company-wide programs aimed at educating our employees to better respond to future competition and creating an entrepreneurial culture. In the 2004 financial year, we began to roll-out the "Mentorship" programs in key areas of the business, through which a more experienced, often more senior person, shares their knowledge, skills and experience with a less experienced, usually more junior person. The main objectives of these mentorship programs are to improve skills, achieve greater employee satisfaction and build and retain talent.

Capitalize on the growing mobile communications market in South Africa through Vodacom and expand into other African markets.

We intend to continue our participation in the South African mobile communications market through Vodacom and will support its strategic objectives. Vodacom's strategic objectives are to achieve sustainable growth in profits and cash flow, while maintaining its leading market position in South Africa, growing its operations in other African countries and establishing new operations in select African countries, primarily in sub-Saharan Africa. In order to achieve these objectives, Vodacom intends to pursue the following strategies:

- *Achieve sustainable growth in profits and cash flows.* Vodacom will continue to strive for growth in profits and cash flows by growing customer numbers, while carefully managing its existing customer base, customer acquisition and retention costs, capital expenditures and operating expenses. Vodacom also intends to streamline its relationship with its customers by seeking increased direct ownership of service providers. On April 16, 2004, Smartphone, Vodacom's 51% owned subsidiary, purchased an 85.75% equity stake in Smartcom (Proprietary) Limited. On February 1, 2005, Vodacom acquired the contract customer base, dealer agreements and five employees of Tiscali, South Africa. Vodacom now directly controls 78.3% of its contract customers and 98.4% of its prepaid customers in South Africa. In addition, Vodacom believes more aggressive capital spending in the short term will ensure sustained growth. An offer to purchase a 51% stake in Cointel VAS (Proprietary) Limited for R112.2 million was made by the Vodacom Group during the year. Vodacom is currently awaiting Competition Commission approval.

- *Expand data products.* Vodacom intends to increase its revenue and profits by continuing to expand its range of offerings of value added data and content services over its network, such as multimedia messaging services, information and banking services and location based services through alliances with content service providers, while remaining focused on its core mobile business. Vodacom launched the first commercial 3G network in South Africa in December 2004. Vodacom also entered into an alliance with Vodafone, pursuant to which Vodacom is able to market Vodafone branded products and services, including Vodafone Mobile Connect, Vodafone Live! and BlackBerry®. In the 2004 financial year, Vodacom launched Look4me, Look4it and Office Anywhere. Vodacom will seek to develop and market in co-operation with us, new business and residential bundled fixed-wireless products.

• *Increase revenue from other African operations.* Vodacom intends to increase revenue from its other African operations, initially by growing its existing operations in Africa, and by selectively acquiring additional mobile licenses or operators in other African markets in the future, focusing primarily on countries in sub-Saharan Africa that have stable economic and political conditions and good prospects for growth, market leadership and profitability. In its other African operations, Vodacom seeks to gain majority ownership, develop strong local partnership relationships and obtain non-recourse financing. Vodacom's revenue from other African operations increased 51.1% in the year ended March 31, 2005 to R2.3 billion and 21.9% in the year ended March 31, 2004 to R1.5 billion from R1.2 billion in the year ended March 31, 2003, 50% of which is included in the Telkom Group's revenue. Telkom also intends on expanding into other African markets through acquisitions of fixed and/or mobile licenses or operators.

Fixed-line Communications

Overview

Our fixed-line segment is our largest business segment and includes our fixed-line voice, data, directory services and wireless data services businesses. Our fixed-line services consist of:

• fixed-line subscription and connection services to postpaid, prepaid and private payphone customers using PSTN lines, including ISDN and the sale of subscription based value-added voice services and customer premises equipment;

• fixed-line traffic services to postpaid, prepaid and payphone customers, including local, long distance, fixed-to-mobile, international outgoing and international voice over internet protocol traffic services;

• interconnection services, including terminating traffic from South African mobile operators, terminating and transiting traffic from international operators and transiting traffic from mobile to international destinations;

• fixed-line data services, including domestic and international data transmission services, such as point to point leased lines, ADSL services, packet-based services, managed data networking services and internet access and related information technology services; and

• directory services, through our Telkom Directory Services subsidiary, and wireless data services, through our Swiftnet subsidiary.

Products and services

Subscriptions and connections

We provide postpaid, prepaid and private payphone customers with digital and analog fixed-line access services, including PSTN lines, ISDN lines, and wireless access between a customer's premises and our fixed-line network. Each PSTN line includes one access channel, each basic ISDN line includes two access channels and each primary ISDN line includes 30 access channels. Each ISDN line transmits signals at speeds of 64 kilobits per second per channel. Subscriptions to ADSL are included in our data services revenue. We expect growth in the provisioning of ISDN lines will increase our revenue, as subscription fees for ISDN lines are higher than those for PSTN lines.

We were the first fixed-line operator in the world to provide prepaid service on a fixed-line network. Our prepaid service offers customers an alternative to the conventional postpaid fixed-line telephone service. All costs, including installation, telephone equipment, line rental and call charges, are paid in advance so that there are no monthly phone bills. We target our prepaid service mainly at first time homephone customers who do not have sufficient credit history and are located in areas where we can provide access to our network without significant additional investment. Customers who have previously had their telephone service disconnected due to non-payment are also encouraged to migrate to our prepaid service option in order to reduce future non-payments while satisfying demand for our services.

We also offer subscriptions to value-added voice services. We offer a broad range of value-added voice services on a subscription or usage basis, including call forwarding, call waiting, conference calling, voice-mail, toll free calling, ShareCall, which permits callers and recipients to share call costs, speed dialing, enhanced fax services and calling card services for payphones. These services complement our basic voice services and provide us with additional revenue while satisfying customer demand, enhancing our brand and increasing customer loyalty.

We provide payphone services throughout South Africa. As of March 31, 2005, we operated approximately 159,346 public payphones and approximately 9,964 private payphones, of which approximately 40% were coin operated and combination payphones and the remainder were card operated payphones.

The following table sets forth information regarding our postpaid and prepaid lines and payphones as of the dates indicated, excluding our internal lines:

	As of March 31,			2004/2003 % change	2005/2004 % change
	2003	2004	2005		
	(in thousands, except percentages)				
Postpaid PSTN[(1)]	3,197	3,048	3,006	(4.7)	(1.4)
Business	1,406	1,377	1,386	(2.1)	0.7
Residential	1,791	1,671	1,620	(6.7)	(3.1)
Prepaid PSTN	817	856	887	4.8	3.6
ISDN channels	516	601	664	16.5	10.5
Payphones [(2)]	179	175	169	(2.2)	(3.4)
Total fixed access lines [(3)]	4,709	4,680	4,726	(0.6)	1.0

(1) Excluding ISDN channels. PSTN lines are provided using copper cable, DECT and fiber.

(2) Includes public and private payphones.

(3) Total fixed access lines are comprised of PSTN lines, including ISDN channels, and public and private payphones, but excluding internal lines in service. Telkom had 108,521, 140,950 and 134,972 internal lines as of March 31, 2005, 2004 and 2003, respectively. Each PSTN line includes one access channel, each basic ISDN line includes two access channels and each primary ISDN line includes 30 access channels.

The following table shows information related to the number of our fixed access lines in service, net line growth and churn for the periods provided. Churn is calculated by dividing the number of disconnections by the average number of fixed access lines in service during the period.

	As of March 31,			2004/2003 % change	2005/2004 % change
	2003	2004	2005		
	(in thousands, except percentages)				
Opening balance	4,762	4,709	4,680	(1.1)	(0.6)
Net line growth	(53)	(29)	46	45.3	n/a
Connections	920	804	675	12.6	(16.0)
Disconnections	(973)	(833)	(629)	(14.4)	(24.5)
Closing balance	4,709	4,680	4,726	0.6	1.0
Churn (%)	20.4	17.7	13.4	(13.4)	(20.7)

Telkom focused on connecting and reconnecting fixed-line customers through discounted offers, targeted marketing campaigns and the prudent relaxing of selected credit management policies in the 2005 financial year. Telkom is focused on offering value-for-money and is increasingly launching bundled minute packages and calling plans such as XtraTime and Surf Anytime. These actions led to a net line growth of 1.0%, excluding Telkom internal lines, in the 2005 financial year. The increase in the number of subscriber lines in the 2005 financial year was mainly as a result of fewer disconnections than in the prior year and increased ISDN and prepaid PSTN lines, partially offset by lower postpaid PSTN lines and lower connections. The decrease in the number of subscriber lines in the 2004 financial year was mainly as a result of lower postpaid PSTN lines and lower connections, partially offset by fewer disconnections than in the prior year and increased ISDN and prepaid PSTN lines. The decrease in the number of postpaid PSTN access lines in service in both the 2005 and 2004 financial years was primarily as a result of customer migration to mobile and data services and our prepaid PSTN service and lower connections, partially offset by lower disconnections. The increase in the number of postpaid ISDN channels was driven by increased demand for higher bandwidth and functionality. The increase in prepaid lines was mainly due to our increased marketing efforts for our prepaid telephone services, particularly to first-time residential customers with poor or no credit histories, and postpaid customers encouraged to migrate to prepaid services due to late payments and credit difficulties.

Connections include new line orders resulting primarily from changes in service and, to a lesser extent, new line roll-out. Disconnections include both customer initiated disconnections and Telkom initiated disconnections. Included in disconnections and churn are those customers who have terminated their service with Telkom and subsequently subscribed to a new service with Telkom as a result of relocation of premises or change of subscription to a different type of service. The decrease in churn over the three years ended March 31, 2005 is directly related to the lower level of disconnections, real estate development contracts in affluent areas, marketing campaigns, lengthened prepaid suspension time and, in the 2004 financial year, changes in credit policies, partially offset by the lower number of fixed access lines in service in the 2004 financial year.

We also offer telecommunications equipment sales, such as telephones and private branch exchange systems, or PBX systems, related post-sales maintenance and service for residential and business customers in South Africa. The market in South Africa for such equipment and systems, commonly known as customer premises equipment, is characterized by high competition and low profit margins. We believe, however, that the supply and servicing of customer premises equipment is an essential element of providing a full service to our customers. During the 2004 financial year we launched our internet protocol enabled PBX product called Opticon, to compliment the range of internet protocol equipment that we sell through our partner agreements with Siemens and Cisco.

Traffic

We offer local, long distance, fixed-to-mobile, international outgoing and international voice over internet protocol services to business, residential and payphone customers throughout South Africa at tariffs that vary depending on the destination, distance and the length and day and time of call. Local traffic services are for calls made to destinations less than 50km from origination. Long distance traffic services are for calls made to national destinations greater than 50km from origination. We provide international outgoing telephone services, including both voice and data traffic. All international traffic to and from South Africa was legally required to be routed through our network until May 7, 2002. We provide direct international dialing access to over 230 destinations. In the 2004 financial year, we implemented a voice over internet protocol product to customers operating international call centers.

The following table sets forth information regarding our fixed-line traffic, excluding interconnection traffic, for the periods indicated. We calculate fixed-line traffic by dividing fixed-line traffic revenues for the particular category by the weighted average tariff for such category during the relevant period.

	Year ended March 31,			2004/2003 % change	2005/2004 % change
	2003	2004	2005		
	(in thousands, except percentages)				
Local[1]	20,396	20,547	19,314	0.7	(6.0)
Long distance[1]	4,728	4,616	4,453	(2.4)	(3.5)
Fixed-to-mobile	4,135	3,980	3,911	(3.7)	(1.7)
International outgoing	439	427	415	(2.7)	(2.8)
International voice over internet protocol	–	25	89	n/a	256.0
Total traffic	**29,698**	**29,595**	**28,182**	**(0.3)**	**(4.8)**

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(1)   Local and long distance traffic includes internet traffic.

Traffic declined in the 2005 and 2004 years in all categories except for local traffic in the 2004 financial year, which increased marginally. Traffic was adversely impacted in both the 2005 and the 2004 financial years due to a decrease in the number of postpaid PSTN lines in service primarily as a result of customer migration to mobile and data services and our prepaid PSTN service and lower connections, partially offset by lower disconnections, and was positively impacted by an increase in prepaid PSTN lines and ISDN lines. In addition, traffic was adversely affected in both years by the increasing substitution of calls placed using mobile services rather than our fixed-line service and traffic was adversely impacted in the 2005 financial year due to dial-up traffic being substituted by our ADSL service, as well as increased competition in our payphone business.

Interconnection services

We provide interconnection services to the three mobile operators, Vodacom, MTN and Cell C, and other entities that lawfully provide licensed telecommunications services in South Africa consisting of call termination and call transit, as well as access, through our network, to other services, including FreeCall 080, ShareCall 0860 and HomeFree, emergency services and directory enquiry services. We will also be required to provide interconnection services to the second national operator and to other licensees.

We also provide interconnection services to international operators in respect of incoming international calls and hubbing traffic through South Africa to other countries. We are seeking to establish ourselves as the principal international telecommunications hub for Africa through our investments in undersea cables and our network and our arrangements with other operators in Africa in order to continue to increase international hubbing revenue.

The following table sets forth information regarding interconnection traffic terminating on or transiting through our network for the periods indicated. We calculate interconnection traffic, other than international outgoing mobile traffic and international interconnection traffic, by dividing interconnection revenue for the particular category by the weighted average tariff for such category during the relevant period. Fixed-line international outgoing mobile traffic and international interconnection traffic are based on the traffic registered through the respective exchanges and reflected in international interconnection invoices.

	Year ended March 31,			2004/2003 % change	2005/2004 % change
	2003	2004	2005		
	(in thousands, except percentages)				
Domestic mobile interconnection traffic	2,099	2,159	2,206	2.9	2.2
International interconnection traffic	1,071	1,188	1,318	10.9	10.9
Total	**3,170**	**3,347**	**3,524**	**5.6**	**5.3**

Domestic mobile interconnection traffic includes traffic from mobile operators terminating on our network, international outgoing calls from mobile networks and access to other services such as emergency services and directory enquiry services. The increase in domestic mobile interconnection traffic in the years ended March 31, 2004 and 2005 was primarily due to an overall increase in mobile calls as a result of growth in the mobile market, partially offset by increased mobile-to-mobile calls bypassing our network.

International interconnection traffic consists of international termination traffic and international hubbing traffic. In the year ended March 31, 2005 international interconnection traffic increased mainly as a result of more traffic terminating on our network due to increased activity of callback operators. International interconnection traffic increased in the year ended March 31, 2004 primarily due to growth in the international market.

Data communications services

We offer a wide range of national and international data communications services, including:

• data transmission services, such as point to point leased lines, ADSL and packet-based services;

• managed data networking services;

• global services; and

• internet access and related information technology services.

Data transmission services

Data transmission services provide the connection of information technology applications over wide area networks. These services include point to point leased lines and packet-based services. We have a growing portfolio of data transmission products tailored to different customer needs from high bandwidth mission critical applications to low bandwidth best effort applications. We also offer our customers tailor-made cost effective customer specific solutions.

Leased lines. We provide national and international leased lines in South Africa. Leased lines are fixed connections between locations, which are secure and exclusive to the user, and are mainly used for high volume data or multimedia transmission. Leased lines are our principal data transmission service and include Diginet, Diginet Plus and Megaline services. We also provide leased lines to broadcasters for audio and video services. Our leased line customers pay an initial installation charge and a recurring fee based on the type, length and capacity of the leased line. Leased line charges have decreased in the 2005 financial year and we expect that competition will increase pressure on prices in the future.

With the growth in traffic carried on the mobile networks, a need was identified for the deployment within these networks of transmission links with transmission speeds higher than the 2Mb/s provided by existing agreements. We entered into broadband fixed link leasing agreements with Vodacom and MTN in the 2004 financial year and with Cell C in the 2005 financial year. These agreements offer speeds of 45Mb/s and 155Mb/s and include formalized service level agreements and a term and volume discount structure, as a counter to the competitive challenges that are expected to occur in this area of the business.

The following table sets forth the bandwidth capacity of our Diginet, Diginet Plus, ATM Express and broadcasting data transmission services:

Leased Line	Bandwidth
Diginet	2.4 Kbit/s to 64 Kbit/s
Diginet Plus	128 Kbit/s to 2 Mbit/s
ATM Express	2 Mbit/s to 155 Mbit/s
Broadcasting	
Analogue audio	7.5 or 15KHz
Analogue video	70 MHz
Digital	2Mbit/s to 155Mbit/s

ADSL Services. ADSL allows the provisioning of high speed connections over existing copper wires using digital compression. We have different ADSL services available, aimed at the distinct needs of our customers. The following table indicates our product offerings as of March 31, 2005:

	HomeDSL 192	HomeDSL 384	HomeDSL 512	BusinessDSL 512
Downstream speed	192 Kbps	384 Kbps	512 Kbps	512 Kbps
Upstream speed	64 Kbps	128 Kbps	256 Kbps	256 Kbps

We also offer an ADSL package, including a free modem, with a 24 month contract. The HomeDSL 512 and HomeDSL 384 are also available in packages, branded HomeDSL 512 Premium and HomeDSL 384 Supreme, which are bundled with line rental and include a free modem, free Callmore voice minutes and other value added services such as free WiFi minutes on a 24 month contract.

Packet-based services. Packet-based services are based on a statistical multiplexing technique that allows customers to share bandwidth more cost effectively based on a virtual private network concept. Our packet-based services include packet-switched services, frame relay services, asynchronous transfer mode services and internet protocol services.

Our packet-switched service is Saponet-P, which allows data communications for a range of applications, such as database searches, electronic fund transfers and e-mail. We use the X.25 protocol, which is a worldwide standard for transmitting data using packet-switched networks. Packet-switched services are based on a mature technology and account for a significant but declining amount of our data transmission service revenue. Although traffic still has shown some growth in recent years, we are increasingly offering migration to other packet based services, such as frame relay based services, asynchronous transfer mode based services and internet protocol services.

Our frame relay service, branded as Frame Express, is a high speed open protocol that is more efficient than X.25 packet-switching and is well suited for data intensive applications, such as connecting local area networks. Instead of leasing high capacity lines in order to accommodate occasional or intermittent high data volumes, customers using frame relay pay for capacity sufficient to satisfy their average requirements with the flexibility to use more than average capacity during peak periods. Frame relay based services account for a growing percentage of our data transmission service revenue. This is due primarily to the significant increase in the amount of internet and corporate local access network traffic carried on our frame relay networks and the growing number of applications that require the speed and flexibility of more advanced technologies.

Our asynchronous transfer mode based services include ATM Express, which we launched in 2002, and Megaline Plus. ATM Express provides digital transmission services for wide area networks at speeds from 2 megabits per second up to 155 megabits per second. ATM Express provides a medium for companies to transmit high volumes of information at high speeds over their wide area network with high quality and reliable connections. Voice, video and data applications can be supported simultaneously over a connection. Megaline Plus is a broadband service providing for the carrying of voice and video at a constant bit rate across our asynchronous transfer mode network. ATM Express and Megaline Plus serve as an integral component of our integrated virtual private network service offering that allows for the convergence of voice, data, video, e-commerce and web services across a single access medium over our network. We expect our asynchronous transfer mode based service revenue to grow as a result of customers' growing demand for bandwidth, flexibility and reliability.

Our primary internet protocol data transmission products, ViPLink and ViPDial have been superceded by our flagship IP-based VPN product, branded VPN Supreme. VPN Supreme offers our customers the ability to converge voice, data and video applications over a single, managed VPN. On the international front we have invested in an internet protocol and voice-over internet protocol network and launched a regional clearinghouse to serve as a hub for voice traffic on the African continent. We intend to launch additional internet protocol data transmission products in the future.

Managed data networking services

Our managed data networking services combine our data transmission services discussed above with active network management provided from our state-of-the-art national network operations center. We offer a wide range of integrated and customized networking services, including planning, installation, management and maintenance of corporate wide data, voice and video communications networks, as well as other value-added services, such as capacity, configuration and software version management on customers' networks. To support our service commitment, we offer guaranteed service level agreements on a wide range of our products, which guarantee availability, or uptime, of the network, through the use of our national network operations center.

Our managed data networking services include our customer network care service, which facilitates the network management of all our data transmission services using the leased lines or packet-based services discussed above, and our Spacestream and IVSat products, which are satellite based products. Spacestream is a high quality, flexible satellite networking service that supports data, voice, fax, video and multimedia applications, both domestically and into the rest of Africa.

Managed data networking services are billed on a monthly basis and vary by customer depending on the particular services provided and the number of network sites under management. The following table sets forth information regarding the number of managed network sites for each of our managed data networking services as of the dates indicated.

	As of March 31,			2004/2003 % change	2005/2004 % change
	2003	2004	2005		
	(in thousands, except percentages)				
Terrestrial based	3,511	4,794	6,425	36.5	34.0
Satellite-based	4,218	4,267	5,536	1.2	29.7
Total managed network sites	**7,729**	**9,061**	**11,961**	**17.2**	**32.0**

Global services

Our portfolio of global international products consists of a number of different products. We have international private line circuits, which are our Diginet equivalent to international destinations with bandwidths ranging from 2.4 kb/s up to 155 Mb/s. The international private line circuits use both cable infrastructures, such as submarine cables, or satellite infrastructure. This product is complimented by our three global alliances with Infonet, Equant and BT, which are used to offer customers connectivity based on these companies' global networks. Our global alliances have coverage throughout the world and it is easier for customers to use them from an ordering, installation and support point of view, as they have physical presence or formally appointed partners in each country. Due to the packet-based nature of these global networks, the cost efficiencies inherent in these networks can be passed on to customers to ensure more affordable services.

Internet access services and other related information technology services

Internet access services. We are one of the leading internet access providers in South Africa in the wholesale internet access provision market and are focused on growing our position in the retail internet access market. We also package our Telkom*Internet* product with ADSL and ISDN services, as well as our newly introduced satellite access products, SpaceStream Express and SpaceStream Office.

Our South African internet exchange, or SAIX, is South Africa's largest internet access provider offering dedicated and dial-up internet connectivity. SAIX has offered fixed-line network internet access through dial-up service since 1997. SAIX derives revenue for its access services primarily from fees paid by Internet service providers and value added network providers for its dial-up services.

Telkom*Internet* provides dial-up internet access service for residential and small businesses as well as dedicated internet access and private label internet service provider services to corporate customers. These services include e-mail, web page hosting and administration, technical support, virus protection and domain name registration. Telkom*Internet* derives revenue primarily from fees paid by customers for its dial-up services.

In October 2003, TelkomInternet also became powered by satellite. This broadband based internet access offering was launched as a full commercial service. It is a Vsat product offering that allows effective sharing of the satellite platform making the service more affordable. Following the successful introduction of TelkomInternet via satellite, Telkom expanded its SpaceStream Express product into Africa branded as SpaceStream Africa.

In January 2004 Telkom introduced a new online activation service which enables customers to order their Telkom*Internet* service and connect within minutes.

The following table sets forth information regarding our wholesale and retail internet services and customers as of the dates indicated.

	As of March 31,			2004/2003 % change	2005/2004 % change
	2003	2004	2005		
	(in thousands, except percentages)				
Wholesale					
Internet leased lines	1,156	1,687	3,446	45.9	104.3
Internet leased lines-equivalent 64kb/s	4,635	7,588	13,470	63.7	77.5
Dial-up ports	12,411	14,329	15,375	15.5	7.3
Retail					
Internet dial-up subscribers	98,690	142,208	202,410	44.1	42.3
Internet ADSL subscribers	n/a	8,559	22,870	n/a	167.2

Our wholesale internet services are billed on a bandwidth basis while our retail internet services are billed on a monthly subscription basis. We also generate fixed-line traffic revenue from internet traffic routed over our fixed-line network.

Information technology and related services. We have expanded our data offering to selected information technology services that include local area network services, basic hosting, data center hosting, managed infrastructure hosting, web application hosting, security services, disaster recovery, storage services and application service provider hosting. Our security services include firewalls, intrusion detection, and spam and virus protection.

We also offer e-commerce products and services, including electronic data interchange, hosted procurement market place, payment gateways, electronic storefronts, electronic bill presentment and message translation services. CyberTrade, our web based e-commerce service provider, provides users with a secure platform to perform online banking and stock market trading, to buy and sell goods and products from electronic merchants and to access critical information. During the 2004 financial year, we introduced an online bill service for residential and small business customers that enables them to control and manage their accounts more effectively. In September 2003, we introduced Cyber Trade Mall, an electronic shopping portal that enables online shopping in a secure environment.

Directory and other services

Directory services. We own 64.9% of Telkom Directory Services, the largest directory publisher in South Africa providing white and yellow pages directory services and electronic white pages. In the year ended March 31, 2005, Telkom Directory Services published approximately 7.4 million white and yellow directories. Telkom Directory Services also provides electronic yellow pages and value added content through full color advertisements. Telkom Directory Services has improved the accessibility and distribution of the directories through door-to-door delivery and electronic media. We also provide national telephone inquiries and directory services.

Wireless data application services. We own 100% of Swiftnet, which operates under the name Fastnet Wireless Service. Fastnet is a wireless network providing asynchronous wireless access on our X.25 network, Saponet-P, to its customer base. Services include retail credit card and check point of sale terminal verification, telemetry, security and vehicle tracking.

Fees and tariffs

Tariff rebalancing

We have made significant progress since 1997 in rebalancing fixed-line voice tariffs in our fixed-line segment in order to reduce the need for future fixed-line voice tariff adjustments in the face of competition. Our tariff rebalancing program has resulted in a decrease in the ratio of tariffs for long distance calls to all destinations over 200 km compared to tariffs for local calls from 13.2:1 as of March 31, 1997 to 2.7:1 as of March 31, 2002 and 2.2:1 as of March 31, 2005. The weighted average effective price per minute to all international destinations decreased approximately 44% from January 1, 1998 to March 31, 2002. We will continue to rebalance and revise our fixed-line tariffs to be more closely aligned with the cost of providing services in order to compete in the telecommunications market. In January 2005, we decreased our long distance tariffs by 10% and the average tariff to all international destinations by 28% to ensure that Telkom remains competitive in the increasingly liberalized telecommunications market. The following table shows our long distance to local call ratio for the periods indicated.

	As of March 31,			
	2002	**2003**	**2004**	**2005**
Long distance to local call ratio	2.7	2.7	2.6	2.2

The Telecommunications Act, 103 of 1996, and regulations made under the Act impose a price cap formula on a basket of specified services that we previously had the exclusive right to provide, including installations; prepaid and postpaid line rental; local, long distance and international calls; fixed-to-mobile calls; public payphone calls; ISDN services; our Diginet product; and our Megaline product. Approximately 80% of Telkom's operating revenue in the year ended March 31, 2005 was included in this basket. Our tariffs for these services are filed with ICASA for approval. Historically, the overall tariffs for all services in the basket could not be increased by more than 1.5% below inflation in South Africa, based on the consumer price index and measured using revenue for the services in the basket at constant volumes for the prior year. In addition, the overall tariffs for a sub-basket of services provided to residential customers could not be increased by more than 1.5% below inflation in South Africa, based on the consumer price index and measured using revenue for the services in the basket at constant values for the prior year. The Minister of Communications has published regulations on a new price control regime that provides for the cap to be increased from 1.5% to 3.5% and the inclusion of ADSL products and services in the basket for which there is a price cap, effective from August 1, 2005 through July 31, 2008. In addition, prior to January 1, 2003, the price of any individual product or service included in the basket could not be increased by more than 20% above inflation in South Africa in any year. From January 1, 2003, the price of any individual product or service included in the basket could not be increased by more than 5% above inflation in South Africa in any year. Effective August 1, 2005, the price of services in the residential sub-basket, leased lines up to and including lines of a capacity of 2Mbit/s and the installation and rental of business exchange lines may not be increased by more than 5% above inflation in South Africa in any year.

ICASA approved a 2.2% increase in the overall tariffs for all services in the basket effective January 1, 2004 and a 0.2% increase in the tariff for the services in the basket effective January 1, 2005. In December 2002, as a result of an out of court settlement related to our tariff increase in the prior year, ICASA approved our tariff filing providing for a 9.5% increase in the overall tariffs for all services in the basket effective January 1, 2003, based on the increase in the consumer price index for the twelve months ended September 30, 2002 of 12.5%. Statistics South Africa Limited subsequently revised the calculation of the consumer price index for the twelve months ended September 30, 2002 downward to 11.2%, although our tariffs were not affected. See Item 3. "Key Information–Risk Factors–Risks Related to Regulatory and Legal Matters–Our tariffs are subject to approval by the regulatory authorities, which may limit our flexibility in pricing and could reduce our net profit. Vodacom's revenue and net profit could decline if wholesale price controls are imposed on it above and "–Regulation and License Requirements" below. All tariffs include value added tax at a rate of 14%.

Subscription and connection tariffs

We provide reduced installation charges to most packaged services and provide discounts for other customer specific solutions. In order to attract high volume corporate and business customers we offer rate stability programs on certain data products that fix rates at the lower of the prevailing rates or the rate at the time of the contract. We also offer term discounts on our ISDN primary service.

The following tables show our subscriptions and connections tariffs as of January 1, 2003, 2004 and 2005.

	As of January 1, 2003			
	PSTN Postpaid	PSTN Prepaid	ISDN2 Basic	ISDN30 Primary
	(ZAR, including value-added tax)			
Business				
Installation	268.98	n/a	377.19	20,314.80
Monthly rental	101.23	n/a	201.78	3,036.96
Residential				
Installation	268.98	155.27	377.19	n/a
Monthly rental	76.20	47.23	171.50	n/a

	As of January 1, 2004			
	PSTN Postpaid	PSTN Prepaid	ISDN2 Basic	ISDN30 Primary
	(ZAR, including value-added tax)			
Business				
Installation	274.35	n/a	384.75	20,721.00
Monthly rental	108.80	n/a	216.82	3,264.00
Residential				
Installation	274.35	158.40	384.75	n/a
Monthly rental	81.90	50.80	184.28	n/a

	As of January 1, 2005			
	PSTN Postpaid	PSTN Prepaid	ISDN2 Basic	ISDN30 Primary
	(ZAR, including value-added tax)			
Business				
Installation	291.60	n/a	409.00	22,026.00
Monthly rental	115.65	n/a	230.50	3,469.60
Residential				
Installation	291.60	168.40	409.00	n/a
Monthly rental	87.05	54.00	195.90	n/a

Traffic Tariffs

Local, long distance and fixed-to-mobile

When setting local and long distance call pricing, a number of variables are considered in order to generate an optimal level of revenue and to balance demand and affordability within our price cap limitations. These include the duration of the call, the distance between the points of origin and destination, and the time of day and day of the week the call is made.

For calls from our fixed-line customers to mobile users, we bill our customer the standard retail tariff, retain a fixed portion of the retail tariff and pay the remainder of the tariff to the mobile operator.

The following table sets forth our postpaid and prepaid traffic tariffs as of January 1, 2003, 2004 and 2005.

	As of January 1, 2003		As of January 1, 2004		As of January 1, 2005	
	Peak rates [1]	Off peak rates [2]	Peak rates [1]	Off peak rates [2]	Peak rates [1]	Off peak rates [2]
	(ZAR, including value-added tax)					
Postpaid services (residential and business)						
Local minimum call charge (0-50km) for first unit [3]	0.55	0.55	0.56	0.56	0.59	0.59
Local call rate per minute (0-50km) after first unit [3]	0.37	0.14	0.38	0.15	0.40	0.16
Long distance minimum call charge (>50km) for first unit [4]	0.99	0.99	0.99	0.99	0.89	0.89
Long distance call rate per minute (>50km) after first unit [4]	0.99	0.50	0.99	0.50	0.89	0.45
Fixed-to-mobile call rate per minute [5][6]	1.88	1.11	1.84	1.13	1.89	1.17
Prepaid services (residential only)						
Local minimum call charge (0-50km) for first unit [7]	0.55	0.55	0.56	0.56	0.59	0.59
Local call rate per minute (0-50km) after first unit [7]	0.42	0.16	0.43	0.17	0.46	0.18
Long distance minimum call charge (>50km) for first unit [8]	0.99	0.99	0.99	0.99	0.89	0.89
Long distance call rate per minute (>50km) after first unit [8]	1.17	0.59	1.17	0.59	1.06	0.53
Fixed-to-mobile call rate per minute [5][6]	1.88	1.11	1.84	1.13	1.89	1.17

[1] Monday to Friday 7 a.m. to 7 p.m. for local and long distance calls. Monday to Friday 7 a.m. to 8 p.m. for fixed-to-mobile calls.

[2] Monday to Thursday 7 p.m. to 7 a.m. the next morning, and Friday 7 p.m. to Monday 7 a.m. for local and long distance calls. Monday to Thursday 8 p.m. to 7 a.m. the next morning, and Friday 8 p.m. to Monday 7 a.m. for fixed-to-mobile calls.

[3] The first unit for peak calls is 89 seconds and for off peak calls is 222.5 seconds (January 1, 2003: 238 seconds).

[4] The first unit for peak calls is 60 seconds and for off peak calls is 120 seconds.

[5] Calls are charged in increments of 60 seconds for the first minute and in increments of 30 seconds thereafter.

[6] The peak fixed-to-mobile call rate per minute for Vodacom was reduced to R1.82 as of July 1, 2003 to December 31, 2003. The peak fixed-to-mobile call rate per minute for MTN was reduced to R1.84 as of February 1, 2003 through June 30, 2003 and to R1.82 as of July 1, 2003 through December 31, 2003. The peak fixed-to-mobile call rate per minute for Cell C was reduced to R1.82 as of August 1, 2003 through December 31, 2003.

[7] The first unit for peak calls is 78 seconds and for off peak calls is 194.5 seconds (January 1, 2003: 207 seconds).

[8] The first unit for peak calls is 51 seconds and for off peak calls is 101 seconds.

International outgoing

Our outgoing international call tariffs and payments are based on settlement rates negotiated with other international carriers on a bilateral basis. The following table sets forth our international outgoing traffic tariffs per minute as of January 1, 2003, 2004 and 2005 for residential and business customers to the ten most frequently called countries based on traffic.

	As of January 1, 2003		As of January 1, 2004		As of January 1, 2005	
	Peak rates [1]	Off peak rates [2]	Peak rates [1]	Off peak rates [2]	Peak rates [1]	Off peak rates [2]
	(ZAR, including value-added tax)					
United Kingdom	3.35	3.01	3.12	2.81	1.70	1.50
Zimbabwe	1.58	1.24	1.66	1.30	1.66	1.30
United States	3.57	3.24	3.33	3.02	1.70	1.50
Namibia	1.58	1.24	1.66	1.30	1.66	1.30
Botswana	1.58	1.24	1.66	1.30	1.66	1.30
Mozambique	2.72	2.38	2.86	2.50	2.70	2.50
Germany	2.79	2.56	2.60	2.39	2.00	1.80
Swaziland	1.58	1.24	1.66	1.30	1.66	1.30
Australia	3.22	2.90	3.01	2.70	1.70	1.50
Lesotho	1.58	1.24	1.66	1.30	1.66	1.35

———————————————
(1)   Monday to Friday 8 a.m. to 8 p.m.

(2)   Monday to Thursday 8 p.m. to 8 a.m. the next morning, and Friday 8 p.m. to Monday 8 a.m.

Interconnection tariffs

Interconnection termination rates for mobile operators are distance independent and are based on aggregated measurements of traffic crossing the points of interconnection measured on a per-second basis. For national calls from mobile users to fixed-line customers, the mobile operator pays us a termination fee. The risk of uncollectables is carried by the originating operator. For incoming international calls destined for mobile users, we pay the mobile operator a termination rate which is the same as the rate we pay for fixed-to-mobile calls, and for outgoing international calls originating from mobile users, the mobile operators pay to us our standard retail rate for international calls, less a discount.

Our current interconnection tariffs are set out in interconnection agreements negotiated and agreed by us and the other operators. ICASA is entitled to issue, and has issued, regulations relating to interconnection between South African licensed operators. Telkom amended its interconnection agreements with Vodacom and MTN and entered into a new interconnection agreement with Cell C effective in November 2001. Telkom's interconnection agreements provide for annual increases in the portion of fixed-to-mobile tariffs retained by Telkom and the termination rates payable by Telkom to the mobile operators as well as the termination rates payable to Telkom from the mobile operators for mobile-to-fixed calls.

The following table sets forth our fixed-to-mobile retail interconnection tariffs, including our termination rates paid to mobile operators and our retention rates, and our mobile-to-fixed interconnection tariffs as of January 1, 2003, 2004 and 2005. Fixed-to-mobile tariffs are billed for the first 60 seconds and 30 second increments thereafter. Termination rates paid to mobile operators are paid on a per second basis.

	As of January 1, 2003		As of January 1, 2004		As of January 1, 2005	
	Peak rates [1]	Off peak rates [2]	Peak rates [1]	Off peak rates [2]	Peak rates [1]	Off peak rates [2]
	(ZAR, including value-added tax)					
Fixed-to-mobile retail rate	**1.88**[3]	**1.11**	**1.84**	**1.13**	**1.89**	**1.17**
Termination rate paid to mobile operators	1.46[4]	0.86	1.40	0.86	1.43	0.88
Retention rate	0.42	0.25	0.44	0.27	0.46	0.29
Mobile-to-fixed retail rate						
Termination rate paid to Telkom	0.27	0.14	0.29	0.16	0.31	0.17

_____

(1) Monday to Friday 7 a.m. to 8 p.m.

(2) Monday to Thursday 8 p.m. to 7 a.m. the next morning and Friday 8 p.m. to Monday 7 a.m.

(3) The peak period retail rate for calls to MTN customers was reduced from R1.88 per minute to R1.84 per minute with effect from February 1, 2003, and with effect from July 1, 2003, the peak period retail rate for calls to Vodacom and MTN customers was reduced to R1.82 per minute. The peak period retail rate for calls to Cell C was reduced from R1.88 to R1.82 per minute with effect from August 1, 2003.

(4) The peak period termination rate paid by Telkom to Vodacom and MTN was reduced to R1.40 per minute with effect from January 6, 2003. The peak period termination rate paid to Cell C was reduced to R1.24 per minute with effect from January 6, 2003, and later increased to R1.40 per minute with effect from March 1, 2003.

Data tariffs

We charge monthly fees for leased lines, which vary based on bandwidth and distance, and monthly service charges for ADSL, which are not distance dependent. The following table sets forth the monthly tariffs for our data leased lines using 20 km distances and ADSL service as of the dates indicated. Subscription to ADSL service also requires the subscription to a PSTN postpaid line.

	As of January 1,		
	2003	2004	2005
	(ZAR, including value-added tax)		
ADSL installation charges			
HomeDSL192/HomeDSL 384/HomeDSL 512	404	404	404
BusinessDSL 512	404	404	404
ADSL access rental charges			
HomeDSL192 launched February 2005	n/a	n/a	329
HomeDSL 384 launched September 2004	n/a	449	449
HomeDSL 512	680	680	680
Business DSL 512	800	800	800
Diginet (64kbs)	2,066	2,196	2,236
Diginet Plus (512kbs)	6,286	6,165	6,165
ATM Express			
2 Mbit/s – Bronze	15,419	15,419	13,828
2 Mbit/s – Silver	20,321	20,321	18,046
34 Mbit/s – Silver	117,882	117,882	104,572
140 Mbit/s – Silver	389,909	389,909	345,591

The monthly tariffs for ADSL services were reduced as of March 31, 2005 and are scheduled to be further reduced as of August 1, 2005 as follows:

	As of March 31, 2005	As of August 1, 2005
	(ZAR, including value-added tax)	
ADSL access rental charges		
HomeDSL 192	329	270
HomeDSL 384	449	359
HomeDSL 512	599	477
BusinessDSL 512	699	477

Managed data networking services are billed on a monthly basis and vary by customer depending on the particular services provided and the number of network sites under management.

Sales and marketing

We group our fixed-line customer base into the following three categories in order to more effectively target and service our customers:

• business customers;

• residential customers; and

• payphone customers.

Business customers

Business customers are comprised of global and corporate customers, business and government customers and wholesale customers. We have separate sales and marketing departments to service each of the sub-categories within our business customer category. Our business customer category accounted for approximately 73% of our total fixed-line operating revenue, excluding directories and other revenue, in the year ended March 31, 2005 and approximately 43% of our total fixed access lines as of March 31, 2005.

Global and corporate

Global and corporate customers comprised over 200 of South Africa's largest financial, retail, manufacturing and mining companies with domestic and international operations as of March 31, 2005. Global and corporate customers accounted for approximately 15.8% of our total fixed-line operating revenue, excluding directories and other revenue, in the year ended March 31, 2005 and approximately 12% of our total fixed access lines as of March 31, 2005. We have increased our sales and marketing efforts aimed at our large global and corporate customers in order to continue to improve customer loyalty. We offer tailored packaged solutions and seek to enter into long-term relationships with our global and corporate customers in order to maintain our leadership position in this customer market. We market and sell our products and services to these customers primarily through corporate account managers, supported by a team of specialists in the field of pre-sales consulting, project management and post-sales service managers.

Business and government

Business and government customers comprised approximately 550,000 large, medium and small business and governmental accounts as of March 31, 2005. We estimate that Government customers, excluding certain Government owned parastatal companies, accounted for at least 9% of our total fixed-line operating revenue, excluding directories and other revenue, in the year ended March 31, 2005 and approximately 4% of our total fixed access lines as of March 31, 2005. We also offer tailored packaged solutions and seek to enter into long term relationships with our government and larger business customers. In addition, we established a customer relation program to focus on retaining business customers. We market and sell our products and services to these customers primarily through customer account managers and sales representatives, the Telkom Business Call Center and customer service branches. As of March 31, 2005, we had approximately 128 customer service branches and Telkom Direct shops located throughout South Africa to assist our business customers in finding the products and end user equipment that best fits their needs. Demand for value added products by our business segment increased in the year ended March 31, 2004, such as Teleconferencing, SmartAccess, FaxAnswer, CallAnswer, IdentiCall and Mail Manager. In the 2005 financial year, we have been successful in signing our business customers to long term service agreements. We have also been successful in growing our ISDN and prepaid access lines, internet access, PBX, satellite and data, including ADSL, products and services.

Wholesale

Wholesale customers comprise mobile operators, domestic licensed network operators, international operators and service providers and domestic value- added network service providers. We expect wholesale revenue from domestic operators to increase with the entrance of the second national operator and the further liberalization of the South African telecommunications industry. Products sold to wholesale customers primarily include mobile and international voice termination services, data services and international transiting services. We also provide internet protocol services to internet service providers. We are currently focusing on developing wholesale products that cater to the needs of a more liberalized fixed-line market in terms of the second national operator and the underserviced area licensees in South Africa by providing interconnection and facilities leasing. We are also expanding our wholesale product portfolio to go into non-traditional markets outside of South Africa. Our marketing and sales strategy for the wholesale services market is to be the carrier of choice for other operators and the connectivity provider of choice for domestic and other African service providers. We believe our digital network both in South Africa and in our international undersea cables provides a solid foundation from which we can leverage these services. We continuously revisit destinations for wholesale voice termination services. We intend to focus on expanding our relationships with international operators and further increasing the penetration of our transiting and connectivity services to international operators, including other African operators, for traffic into and out of Africa.

Residential customers

Residential customers comprise both prepaid and postpaid residential customers using PSTN, ISDN and ADSL services. Residential customers accounted for approximately 24% of our total fixed-line revenue, excluding directories and other revenue, in the year ended March 31, 2005 and approximately 53% of our total fixed access lines as of March 31, 2005. Prepaid residential customers accounted for approximately 35% of our residential fixed access lines as of March 31, 2005, compared to 33% of our residential fixed access as of March 31, 2004.

We are seeking to compete in the residential market by offering communications packages focused on improving convenience and security to enhance consumers' lifestyles, while at the same time increasing revenue per customer. We intend to continue to introduce calling plans that target high use customers and are designed to increase consumers' value for money. We conduct extensive advertising campaigns aimed at educating residential customers about our tariffs and price advantages. We market and sell our residential products through our customer call centers, customer service branches, mobile vans, Vodacom's customer service branches and Telkom Direct shops, the South African Post Office, independent distributors and vendors and through telemarketing. We are focused on increasing the penetration of our ISDN and ADSL services to retail and high-end residential customers through targeted direct advertising to high internet usage subscribers. We have grown our consumer ISDN channels by 10% and Telkom*Internet* subscribers, including Telkom*Internet* powered by ADSL, by more than 49% in the 2005 financial year. In the 2004 financial year, we also have implemented free reconnect services for customers who move from one location to another provided they reconnect within 3 months. We also grant a 50% discount to customers ordering a second line.

Payphone customers

Payphones comprise our public and private payphone units. Payphones accounted for approximately 2% of our total fixed-line revenue, excluding directories and other revenue, in the year ended March 31, 2005 and approximately 4% of our total fixed access lines as of March 31, 2005.

In order to increase sales in our payphone services business, we seek to provide easy access to our services through the effective placement of our phones and phonecard outlets in high traffic areas. Our key focus area is the premier market, which includes municipalities, prisons, gas stations, shopping malls, taxi stands, airports, bus stops and train stations. In furtherance of this goal, we target and enter into nationwide contracts with multi location telephone providers to ensure wider distribution of our payphones. We market and sell our payphone products through our sales managers and representatives and sales call centers. In order to improve efficiencies in public services and telephony, Telkom implemented a quality management system in compliance with the South African Bureau of Standards ISO9001:2000 standards, which was certified by the South African Bureau of Standards in 2003. The aim was to develop products and services based on these quality standards in an effort to grow and improve public telephony revenues and create a customer relations center. Telkom's aim was also to provide a "one-stop-shop" for support to all our customers.

Customer care and service

Customer care is one of our top priorities. We offer a number of customer care initiatives tailored to our different customer segments. We allocate service managers to each of our global and corporate customers, who are responsible for ensuring that all new installations and repairs are performed in a satisfactory and timely manner. In addition, we have established a corporate customer call center in Cape Town for our global and corporate customers, capable of making minor infrastructure changes from a single location. We also use professional program managers to manage the implementation of complex network solutions. We offer service level agreements on a number of our existing data communications products where technology allows us to do so and our goal is to introduce service level agreements on all new data communications products in the future. We confer VIP status on each of our global and corporate customers and other selected customers that allows them direct access to key people within our organization to ensure quick resolution of any problems they may have regarding our products and services.

Through our ambassador program, participating Telkom management employees adopt a few small and medium businesses to strengthen relationships with these customers in a non sales environment. An ambassador acts as a single point of contact for those customers in the event of any queries relating to our products and services. In addition, our Telkom business call center provides customer support for our medium and small business customers. We also offer a broad range of internet based customer care tools to allow customers to manage their relationship with us more conveniently. The Telkom and Telkom*Internet* websites offer online services such as fault reporting for voice services, automated online registration and password changes for internet services, electronic bill presentation and an email query facility.

We also provide our customers with a free SMS payment reminder where a cellular phone number is provided to avoid suspension of late paying customers.

In October 2004 Telkom introduced an on-line PrepaidFone recharge service that enables customers to purchase recharge vouchers and recharge their PrepaidFone account through the Internet.

Network

Network quality

We have made significant investments in our national network operations center and our new data center in order to increase our ability to identify and anticipate future customer needs more rapidly and to provide the appropriate solutions and services. In order to take advantage of economies of scale in scheduling, we have consolidated our six voice installation and fault management centers into two centers to address faults, installation and service appointment scheduling and have consolidated our six data installation and fault management centers into two centers.

The following table sets forth information regarding our installation and repair times and service quality during the periods indicated.

	Year ended March 31,		
	2005	2004	2003
Installation			
Average time to install residential voice (days)	13	8	9
Average time to install business voice (days)	7	4	2
Average time to install corporate voice (days)	4	2	0.4
Average time to install ISDN (days)[1]	12	16	n/a
Average time to install 2Mb data (days)[1]	28	20	n/a
Average time to install subrates data (days)[1]	15	14	n/a
Repair			
Average time to repair business voice (hours)	36	14	13
Average time to repair corporate voice (hours)	13	7	7
Average time to repair 2Mb leased lines (hours)	3	3	3
Average time to repair subrate leased lines (hours)	5	4	4
Service measures			
Number of residential faults per 1,000 lines	433	476	482
Number of business faults per 1,000 lines	196	234	242
Number of faults per 1,000 subrate data	756	880	847
Number of faults per 1,000 2Mb data	431	498	669
Percentage of coin payphones in service (percentage)	88	96	96
Percentage of card payphones in service (percentage)	91	98	98

(1)   In the 2004 financial year, we revised the calculation methodology for the average time to install measures for ISDN, 2Mb data and subrate data. Prior to the 2004 financial year, specific service orders for these service categories, where the customer required the service to be provided outside of the standard provisioning interval, were excluded from the calculation. The standard provisioning interval is the standard lead time Telkom indicates to customers that a service order will take from order to provisioning completion. As from the 2004 financial year, all service orders were used to calculate the performance calculation to be aligned with this calculation methodology used for voice services.

During the 2005 financial year, we changed the method in which we measure service delivery. In the past the focus was primarily based on quantitative measures. We added qualitative measures to the calculation. Additionally we segment our service delivery measures to be more in line with how our market has been segmented both in terms of customer segmentation, as well as product segmentation.

The new measurement methodology resulted in two key customer service indices. The first is a customer assurance index, comprising percentage repaired in time, fault rate and quality of repair. The second is a customer fulfillment index, comprising percentage installed in time, time to first failure and quality of installation. The following table sets forth information regarding measurements included in our new methodology, during the periods indicated.

| | Year ended March 31, | |
	2005	2004
Residential voice		
% cleared in 24 hours	46%	69%
Faults per 1,000 lines	441	410
% installed in 5 days	51%	56%
Business voice		
% cleared in 24 hours	62%	94%
Faults per 1,000 lines	287	295
% installed in 5 days	68%	85%
Data subrate		
% cleared in 24 hours	97%	99%
Faults per 1,000 lines	756	880
% installed in 10 days	75%	65%
ADSL business		
% cleared in 24 hours	79%	80%
Faults per 1,000 lines	505	624
% installed in 20 days	84%	86%

The decline in residential and business voice performance in the 2005 financial year were due to bad weather conditions and a high incidence of electrical storm activity resulting in increased fault rates in the last 15 weeks of the 2005 financial year, which impacted on Telkom's service levels.

Infrastructure and technology

In 1997, we embarked on an extensive five year capital investment program in our fixed-line business. Our total fixed-line investment for the five years ended March 31, 2002 was R41.7 billion ($6.7 billion), of which R27.9 billion ($4.5 billion) was for network modernization and line roll out in order to comply with our license obligations and prepare for competition. Our five-year line roll-out program in our fixed-line business was largely completed in 2002. We spent approximately R4.1 billion ($660 million) on fixed-line capital expenditure in the year ended March 31, 2005. Telkom's strategy is to reposition itself to a predominantly internet protocol network in order to offer converged services and increase its ADSL offerings. Telkom expects that significant investment in the network will be required to support this expanded offering.

The following table sets forth information related to the digitalization and upgrade of our network at the dates indicated.

	As of March 31,				
	2001	2002	2003	2004	2005
Digitalization (percentage of lines)	99.6	99.8	99.8	99.9	99.9
ATM switches	129	195	197	189	202
Digital exchange units	3,894	4,083	4,292	4,321	4,339

National network operations center

We have a state-of-the-art national network operations center, capable of monitoring our core network and coordinating and dispatching core network repair personnel from one control point based in Centurion, Pretoria. Our national network operations center enables us to be more proactive in anticipating, localizing and isolating problems, such as congestion and cable breaks, so that they can be corrected promptly. The national network operations center is capable of providing up to the minute, real-time visual summary of the status of our entire network. Our national network operations center includes an emergency restoration and control center that manages all network failure restorations. Network service management specialists are able to obtain up to the minute information from this center in order to proactively update global and corporate customers who have services affected by any major network failure, including voice and data network services.

Switching network

An important part of our fixed-line network modernization program has been switch digitalization. As of March 31, 2005, 99.9% of our telephone access lines were connected to digital exchanges. Switch digitalization has made our network more efficient and has enabled us to offer new value-added voice and data services, including caller line identification, electronic call answering and the provisioning of innovative billing systems. Our switching network infrastructure is based on to a two-tier structure utilizing large capacity digital switches. The upper, or primary, tier is used for the switching of long distance and international traffic and the lower, or secondary, tier is used for the switching of regional and local traffic.

The primary tier consists of eight switching centers and two international switching centers. Each of the switching centers includes two switches for redundancy purposes and in order to handle larger volumes during peak times. Each of the primary switching centers is interconnected by at least two self healing diverse routes. Interconnection between our network and the networks of the three South African mobile operators takes place at primary level switches in the main centers. Two international telephone switching centers serve as the international gateways. Secondary switching centers are connected to the primary switching centers by at least two self-healing diverse routes. Each secondary switching center includes one switch with internal redundancy mechanisms.

Softswitch capability is being evaluated for deployment initially as an overlay network to enable the communication of voice over internet protocol services.

Transmission network

Our national transmission network comprises a synchronous digital hierarchical and wave division-multiplexing network. Both the primary and the secondary tier are based on a combination of ring and meshed topology, which provides a dual path to each connection point. The ring topology consists of interlocking self-healing rings, while the meshed topology consists of high capacity digital cross-connects connected in meshed fashion via high capacity digital links. The primary tier consists of eight stacked rings and fifteen digital cross-connects, while the secondary tier consists of 490 rings and 85 digital cross-connects. The synchronous digital hierarchy network, with its network management capability, provides for faster provision and modification of service, improved grade of service and lower maintenance costs. Telkom is investing in additional capacity to meet requirements for growth in data traffic and leased lines.

In preparation for the anticipated roll-out of next generation synchronous digital hierarchical equipment from the 2006 financial year, we deployed a next generation synchronous digital hierarchical ring in our network as a "first office application" during the 2005 financial year.

Access network

Access for our PSTN and data communications network is primarily via copper. Overlay point to multi-point radio systems have been deployed in some metropolitan areas and are also used to replace obsolete equipment in rural areas. Fiber in the loop has been and is deployed in the form of optical fiber distributed concentrators, digital line concentrators and digital loop carriers as well as fiber to mainly corporate customer sites. Telkom is deploying additional access network infrastructure to enable the provisioning of ISDN and ADSL services on demand. In addition, Telkom is focusing on the rehabilitation of its existing access network infrastructure to improve the reliability of its network.

Asynchronous transfer mode network

We have rolled out an asynchronous transfer mode network to deliver broadband services to global and corporate customers. As of March 31, 2005, we had 202 switches in our asynchronous transfer mode network. The present available bandwidth between the core switches on our asynchronous transfer mode network is 120 STM-1s or 17.97 Gbit/s, while the available bandwidth between the access switches, metropolitan switches and core switches is 361 STM-1s or 54 Gbit/s. Access to our asynchronous transfer mode network is primarily provided via fiber.

Public broadband internet protocol network

Our public broadband internet protocol network comprises a three tier hierarchical network consisting of eight core sites, 16 edge sites and 65 access locations, including over 26,800 modems with an estimated dial-up base of greater than 305,000 customers, including Telkom and other internet service providers as of March 31, 2005.

Telkom has designed its internet protocol network as the core for new products and services with multi protocol label switching deployed in the network. 1,288 layer three virtual private network endpoints have been deployed. Broadband capability has been introduced and currently supports an ADSL customer base of approximately 58,500 as of March 31, 2005.

We introduced ADSL as a new access technology in August 2002 for our internet protocol network. The ADSL rollout has been designed to provide maximum coverage in terms of prospective ADSL customers. Our ADSL footprint covers 76.6% of our customer base and consists of 546 digital subscriber line access multiplexers, serving approximately 58,532 customers as of March 31, 2005, an increase from 20,313 customers as of March 31, 2004 and 2,669 customers as of March 31, 2003. This network is managed from our national network operations center.

Voice over internet protocol network

Our voice over internet protocol network terminates calls of international voice carriers into our fixed-line network. Call centers from around the world that have relocated to South Africa are also hosted on our voice over internet protocol network. Telkom has points of presence for connectivity to the voice over internet protocol network in Amsterdam, London, New York and Ashburn (Washington D.C.), with plans to expand to the Far East. The network can terminate 60 media gateways, or approximately

28,800 voice circuits. The media gateways compress the traditional voice channels of 64 kbit/s to 9.6 kbit/s channels thus enabling us to reduce the cost of international calls, while maintaining the perceived voice quality of a 64 kbit/s call.

WiFi

In February 2005, Telkom launched a hot spot service that provides wireless data access service by using 802.11b/g WiFi technology. Any user with a wireless enabled notebook computer or personal digital assistant can connect to the service while in the coverage area. WiFi is mainly targeted at hotel groups, major shopping malls and some sites on national routes.

WiMAX

Telkom is currently in the process of testing WiMAX technology. WiMAX is a standards based broadband wireless access technology that provides high throughput connectivity over long distances. It can be used for a number of applications, including access broadband connections for hotspots and high-speed enterprise connectivity for businesses. The technology is designed to reduce investment risks for operators and service providers by enabling Telkom to more cost effectively take advantage of the market potential of wireless broadband access.

Telkom is currently testing pre-WiMAX equipment at three locations. Services that have been successfully tested to date include internet access, high-speed broadband data and voice over internet protocol via customer premises gateways. Testing on this system version is expected to be concluded by July 2005. Service testing has been confined to Telkom employees. Telkom has a memorandum of understanding in place with Intel Corporation for the interchange of information on WiMax in order to keep up with the latest WiMax developments.

International connectivity

We offer international connectivity from two international switching centers to terrestrial, satellite and submarine cable routes. Further international connectivity has been provided with the deployment of very small aperture terminals and other satellite transmitters located at strategic locations throughout the country. Telkom has satellite bandwidth available from Intelsat in the Atlantic and Indian Ocean regions. Telkom also has access to satellite capacity from 64kbps to 45 Mbps upon request. The Indian Ocean region can be connected to two satellites and the Atlantic Ocean region can be connected to three satellites. Satellite access is provided from our earth stations at Hartebeeshoek, west of Pretoria, Crowthorn in Gauteng and Klipheuwel in Cape Town. Currently we have satellite voice and data connectivity to locations not reachable via undersea cable, including most African countries and to the Americas, Australia and Europe.

We have investments in three cable systems connecting Africa and international destinations. A submarine cable system, SAT-2, exists between Cape Town and Europe. We are the largest capacity owner on the SAT-2 submarine cable system with the right to use approximately 65% of the combined capacity. Consistent with our strategy of increasing international carrier traffic on our network, we have invested approximately $85 million in the SAFE and SAT-3/WASC submarine cable systems that were introduced into service during 2002. The cable systems provide fiber optic connectivity between South Africa and international destinations. These cable systems utilize the latest technology available in order to provide improved high speed voice, data, video and other on demand high bandwidth services and have increased fiber optic bandwidth between Europe and Africa significantly. We have the right to approximately 20% of the combined capacity on the SAFE and SAT-3/WASC submarine cable systems, making us the largest capacity owner in these cable systems out of the 36 telecommunications operators who have invested over $650 million in these cables. We believe we are uniquely positioned to exploit the synergies between our extensive fixed-line network in South Africa and our investments in these cables in order to become the communications hub of Africa. The length of the SAFE cable is approximately 13,100 km and the SAT-3/WASC is approximately 14,300 km.

Information technology/operations support systems

The quality of our operations support systems, which store, manage and analyze essential business information, is critical to the success of our business. Our operations support systems permit us to make timely and informed business decisions and respond to our customers' needs with tailored solutions. We have dedicated significant resources to the design and implementation of our new operations support systems based on a comprehensive and well defined information technology strategy.

We have a data center in Centurion, Pretoria in order to improve internal information technology service levels and offer external internet and related services such as managed data center hosting services. The center is safeguarded by state of the art environmental and security systems capable of performing maintenance without impacting service or availability. The complex houses a 2,100 square meter data center and over 9,000 square meters of usable office space and includes a twenty four hour command/operations center. The command center contains a large video wall that enables personnel to keep abreast of the current state of our information technology infrastructure twenty four hours a day.

The data center has been leveraged to include both our internal support systems and our external hosted offerings. Telkom has a business continuity and disaster recovery plan utilizing both its Centurion and its sister data center site in Bellville locations for redundancy purposes. Both operations can be monitored and operated from either location via service management tools and critical systems have data transferred between these sites for rapid disaster recovery should it be necessary. In addition to the growth and leveraging of operational functionality, the power support systems have been upgraded to add one more level of environmental redundancy. This redundancy is shared between the data center and the new national business solutions center building to reduce cost.

In June 2003, Telkom officially inaugurated a center known as the national business solution center. This center was built alongside the national network operations center and the data center providing Telkom with a centralized information technology backbone. The national business solutions center was commissioned and eleven of our external hosting clients have been relocated into this building for hosting and support. Both the data center and the national business solution center are operated from a command center and now provides an additional 3,000 square meters of computer room space designed to the same specifications as our primary data center requirements. In addition, this new facility gives Telkom the ability to provide high availability configurations that are split between both buildings for redundancy purposes. Network reliability has also been enhanced by creating a totally redundant, shared network environment between the data center, the national business solution center building and the national network operations center.

Telkom is currently in the process of implementing a number of management information and other operating systems, which are expected to continue in order to respond to the increased liberalization of the South African telecommunications industry. These systems include an initiative aimed at providing an automated mechanism to manage and optimize the workforce, a provisioning/fulfillment system designed to manage the end-to-end delivery of products and services, a customer assurance system designed to track and resolve customer service problems and a customer care system designed to better manage customer relationships. The first phase of the workforce management system was completed in the 2004 financial year. The roll-out of the second and third phase of the workforce management system is planned for the 2006 financial year. The roll-out of the customer management system for selected segments, enabling Telkom to have a single view of its customer, is planned to commence towards the end of the 2006 financial year. In addition to this, a fault management solution was successfully implemented in the national network operations center allowing for the centralized management of all network events by technology. This accelerates the real-time and accurate detection of problems in the network by event collection, filtering and correlation. Phase one of an enterprise asset management solution was also implemented in the 2005 financial year. This solution provides the platform for holistic asset lifecycle management, which is expected to be fully operative in the 2006 financial year.

Competition

We currently compete with Vodacom, our 50% owned joint venture, MTN, and Cell C, the three existing mobile operators, for telephone customers and for corporate mobile carrier services, with other telecommunications service providers in those areas that are fully liberalized, such as the provision of value-added data network services, and Sentech, which was issued an international carrier of carriers license and a multi media license in May 2002. In addition, we compete with other service providers who use least cost routing technology that enables fixed-to-mobile calls from corporate private branch exchanges to be transferred directly to mobile networks. The entry of multinational corporations to South Africa is expected to be a further incentive for global communications operators, which already service these corporations abroad, to establish or enhance their presence in South Africa.

In September 2004, the South African Minister of Communications granted an additional license to provide public switched telecommunications services to a second national operator that will be 30% owned by Transtel and Esitel, which are beneficially owned by the South African Government, and other strategic equity investors, including 26% beneficially owned by TATA Africa Holdings (Proprietary) Limited, a member of the TATA Group. ICASA is in the process of issuing this license. Further competition may arise as a result of an assessment by the Minister of Communications on the feasibility of issuing additional licenses to provide or resell public switched telecommunications services from May 2005, however, no determination has yet been published. ICASA has issued licenses to small business operators to provide telecommunications services in seven underserviced service areas with a teledensity of less than 5% and it is expected that further licenses will be issued in 2005.

In September 2004, the Minister of Communications issued determinations, pursuant to which, since February 1, 2005:

- mobile cellular operators have been permitted to obtain fixed telecommunications links from parties other than Telkom;

- VANS operators and private network operators have been permitted to resell the telecommunications facilities that they obtain from Telkom;

- VANS operators have been permitted to allow their services for the carrying of voice;

- Telkom is no longer the sole provider of facilities to VANS operators; and

- licensing for the provision of payphone services has been expanded.

We expect that these developments will further increase competition. There are currently different views as to whether mobile cellular operators are permitted to self provide fixed telecommunications links and whether VANS operators are allowed to provide voice over internet protocol to the general public or only to their own customers to whom they provide value added services, however, if mobile cellular operators are permitted to self provide fixed telecommunications links and VANS operators are permitted to provide voice over internet protocol to the general public, we would face significantly more competition in the provision of leased lines and voice services. We cannot predict which view will prevail because the necessary regulations have not yet been published.

In addition, in March 2005, the Minister of Communications tabled a Convergence Bill in Parliament to promote convergence and establish the legal framework for convergence in the broadcasting, broadcasting signal distribution and telecommunications sectors. We expect that the new licensing framework will result in the market becoming more horizontally integrated and will further increase competition in our fixed-line business.

See "–Regulation and License Requirements–Regulation–Overview."

As competition intensifies, the main challenges our fixed-line business faces are continuing to improve customer loyalty and maintaining its leadership in the South African communications market. As a result of increasing competition, we anticipate a reduction in overall average tariffs and market share in our fixed-line business, which could cause our growth rates, operating revenue and net profit to decline.

We compete primarily on the basis of customer service, dependability and price in those areas where we currently face competition and where we expect to compete for public switched telecommunications services in the future. We intend to introduce new products and services and tariff structures with the aim of gaining additional revenue and increasing current revenue generated from existing products.

Procurement

We utilize a transparent multi disciplined approach to purchasing and supplier management in order to ensure that we receive the best products and services from reliable suppliers at the best overall price. We have established cross functional sourcing teams staffed with individuals from different areas of our organization to evaluate and make recommendations on certain bids, which, depending on value, require the further approval of our executive committee and notification of certain approvals to our board of directors. Bid requests are published in our weekly tender bulletin and on our web site. We are required to adopt affirmative procurement policies that favor historically disadvantaged suppliers. We seek to utilize at least two suppliers for all critical equipment where possible in order to minimize supply risk. In the year ended March 31, 2005, our top twenty suppliers accounted for approximately 60% of all purchases and our main supplier was Total Facilities Management Company, which accounted for approximately 14% of all expenditure. During the year ended March 31, 2005, Telkom directed R5.2 billion to black economic empowerment suppliers, representing 61.9% of Telkom's total procurement spending, compared to R4.6 billion in the year ended March 31, 2004.

Mobile Communications

Overview

We participate in the South African mobile communications market through our 50% interest in Vodacom. Vodacom is the largest mobile communications network operator in the Republic of South Africa with an estimated market share of approximately 56% as of March 31, 2005 based on total estimated customers. Vodacom has investments in mobile communications network operators in Lesotho, Tanzania, the Democratic Republic of the Congo and Mozambique.

Vodacom's other shareholders are:

• Vodafone that beneficially owns 35% of Vodacom; and

• VenFin that beneficially owns 15% of Vodacom.

South Africa

Vodacom had approximately 12.8 million customers in South Africa as of March 31, 2005. As of March 31, 2005, Vodacom's 6,026 base stations were capable of reaching approximately 43 million people in South Africa, representing approximately 96% of the country's population based on the last official census conducted in 2001 and approximately 67% of the total land surface of the country. The estimated penetration rate for mobile communications in the Republic of South Africa has increased to 49.5% as of March 31, 2005.

Vodacom offers mobile communications services based on GSM technology. Vodacom was granted a mobile cellular telecommunications license in South Africa in September 1993 and commenced service in June 1994. This mobile cellular telecommunications service license was confirmed and reissued in August 2002 pursuant to the Telecommunications Act, 103 of 1996. In addition, Vodacom was awarded a permanent 1800 MHz license and a 3G spectrum license during the 2005 financial year.

Products and services

Vodacom offers a wide range of mobile voice and data communications products and services, including value-added services. Vodacom's services also include the sale of handsets. Vodacom has a history of innovation as illustrated by its record of product offerings. Vodacom was the first mobile communications network operator in the world to offer prepaid mobile communications services on an intelligent network platform and to offer its customers coverage across the whole of Africa where commercial GSM roaming is available. Vodacom was also the first mobile communications network operator in South Africa with nationwide coverage. Vodacom launched the first commercial 3G network in South Africa in December 2004. Vodacom also entered into an alliance with Vodafone, pursuant to which Vodacom is able to market Vodafone branded products and services. As part of the launch of its 3G network and its alliance with Vodafone, Vodacom launched Vodafone Mobile Connect, Vodafone Live! and BlackBerry®. Vodacom's alliance with Vodafone also provides Vodacom access to Vodafone's global research and development in respect of 3G and access to Vodafone's marketing and buying powers in respect of 3G technologies. In the future, Vodacom intends to continue to focus on offering premier interactive voice response, premium short messaging services, general packet radio services, multimedia services and fixed-to-mobile products.

Contract subscription services

As of March 31, 2005, 14.6% of Vodacom's South African customers were contract customers. Contract subscription is typically for an initial 24-month contract. Vodacom offers contract customers a range of mobile service packages designed to appeal to specific customer segments. Vodacom offers two broad categories of contract subscription packages, leisure packages, such as Weekend Everyday for residential customers, and business packages, such as Business Call for business customers. Vodacom launched the Family Top Up package in the 2004 financial year, which combines the benefits of a contract service with the financial control offered by a prepaid service and is designed to facilitate migrations to contract packages from existing prepaid packages. Vodacom's Family Top Up package has proven highly successful and has contributed to the growth in contract customers. As of March 31, 2005, 19.8% of Vodacom's contract customers were Top Up customers compared to 5.1% as of March 31, 2004.

The monthly subscription and call charges vary with each of the packages. All contract packages make available voice, fax and data services, voice-mail, caller identification, call forwarding, call waiting and short message service capabilities. Depending on the contract package, customers either pay a fixed monthly charge and receive a set number of free minutes or pay a monthly subscription for access plus a per minute or per second fee. In addition, Vodamail Executive is available to all contract packages on request. This is an integrated voice and fax mailbox that offers features such as Faxmail, group distribution list and voice-mail messaging.

Prepaid services

As of March 31, 2005, 85.2% of Vodacom's South African customers were prepaid customers. Vodacom has two prepaid products, Vodago and 4U. Vodago was Vodacom's initial prepaid product and has experienced rapid growth and has been a significant element in the growth of Vodacom's mobile customer base. Vodacom's 4U is a prepaid per second billing product targeted at the youth market who have higher usage of SMS and a need for per second billing. Since its inception, the number of 4U subscribers has increased significantly and as of March 31, 2005, approximately 70.7% of Vodacom's prepaid customers were 4U customers. Vodago and 4U provide instant access to the Vodacom network and enable low volume customers to control mobile telephone costs based on usage because there are no long term contracts. Fax and certain data services are not available to Vodago customers.

Vodacom offers seven prepaid vouchers, ranging from R29 worth of airtime value and a 90 day usage time window to R1,100 worth of airtime value and a 365 day usage time window. During the 2005 financial year, Vodacom introduced a new Super six 4U starter pack and changed the Vodago Super six starter pack to include free SMSs. Recharge-related innovations in the 2005 financial year included the Yebo 5 voucher, adding SMS as a recharge channel, and the addition of electronic recharge as a service to the Vodacom4me portal. Remaining airtime value and time window are accumulated provided the customer recharges a voucher before the time window expires. The accumulated time window cannot exceed 24 months. Vodacom also offers a voucher that entitles customers to receive unlimited incoming calls for 365 days. This voucher does not entitle the customer to make outgoing calls, but can be combined with other vouchers that entitle the customer to make outgoing calls as well as accumulate airtime.

A wide variety of retail outlets, such as handset dealers, gas stations, tobacco shops and post offices, sell recharge vouchers for Vodacom's prepaid customers. Recharging can also take place electronically and through the use of banking networks. Because prepaid customers pay in advance for their mobile service, the risk of bad debts is eliminated and the risk of fraud is substantially reduced. In addition, prepaid services provide cost savings to Vodacom as bills do not need to be sent to prepaid customers and handsets for prepaid customers are not subsidized. There are less service offerings for the prepaid mobile communications market than there are for the contract base market. Following the launch of 4U, Vodacom is continuing to implement initiatives to expand its prepaid mobile communications service offerings and to gain a greater understanding of its prepaid customer base and its requirements.

Community services

In 1996, Vodacom, jointly with Siemens and Psitek, developed community telephone units that are installed throughout communities either on an individual basis or grouped in a container with the Vodacom brand. Community service phones are purchased by local entrepreneurs who resell community phone services. Community service phones are preloaded with airtime and can be recharged electronically by telephone shop operators when the airtime on the phone expires.

The demand for community service phones has been strong since its introduction. Vodacom had deployed approximately 25,224 community service phones as of March 31, 2005, exceeding its aggregate license target of 22,000 community service phones. The development of community service phones has made it possible to provide mobile access to the more than 20 million South Africans who live in communities where there is less than one telephone line per hundred people and have improved the quality of life for many South Africans who previously had no access to telecommunications. Community service phones have also been a cost effective method of significantly increasing traffic revenue on Vodacom's network due to their low roll-out costs to Vodacom and low barriers to entry for customers. Community service phones generated ARPUs of more than 14 times Vodacom's total South African ARPUs in the year ended March 31, 2005. Vodacom intends to appropriately adopt its business model for community service phones in its other African operations.

Value-added mobile voice and data services

Vodacom offers an extensive portfolio of value-added mobile voice and data services, including caller identification, call forwarding, call waiting, voice-mail, entertainment, mobile information and commerce services, short messaging services, mobile multimedia services, data services, mobile internet access, fax services and twin call services, the latter of which enable customers to use two mobile phones under the same number. Vodacom's Call Sponsor offering enables contract customers to sponsor the calls of up to three prepaid customers. Vodacom has experienced substantial growth in the use of its value-added voice and data services, resulting in increased traffic revenue on its network. Short messaging services were the key contributor to Vodacom's R1.2 billion, R943 million and R581 million of data revenue in South Africa in the years ended March 31, 2005, 2004 and 2003, respectively. Vodacom transmitted approximately 2.4 billion short messaging services over its network in the year ended March 31, 2005, up from approximately 2.0 billion and 1.5 billion in the years ended March 31, 2004 and 2003, respectively.

Vodacom launched the first commercial 3G network in South Africa in December 2004. Vodacom also entered into an alliance with Vodafone, pursuant to which Vodacom is able to market Vodafone branded products and services. As part of the launch of its 3G network and its alliance with Vodafone, Vodacom launched Vodafone Mobile Connect, a 3G/GPRS datacard providing fast, secure access to corporate networks from laptop computers, Vodafone Live! with global and local content, picture and video messaging and downloads, and Blackberry®. As of March 31, 2005, Vodacom had 10,853 3G users on its network. Vodacom had acquired 5,105 Mobile Connect Card users as of March 31, 2005 in the four months since its launch. In the 2004 financial year, Vodacom launched SMS-only roaming and promotional offerings such as MMS and SMS bundles. Vodacom launched MyLife, its MMS and GPRS network service, on October 17, 2002, Office Anywhere in August 2003, Look4me in February 2004 and Look4it in March 2004.

Data revenue contributed 4.9% of Vodacom's total mobile network service revenue in the year ended March 31, 2005, up from 4.6% in the year ended March 31, 2004 and 3.4% in the year ended March 31, 2003. Vodacom expects that the broad introduction of "always on" faster response and generally higher speed packet-switched data services, such as GPRS and universal mobile telecommunications system, or UMTS, will provide the platform for future value-added services.

Handset sales

Service providers offer handsets for sale at subsidized prices to contract customers depending on the airtime and tariff plan and type of handset purchased. Handset sales for the 2005 financial year amounted to approximately 2.4 million units, a year-on-year growth of approximately 14% and 40.5% from the 2005 and 2004 financial years, respectively. Camera phones have now become more affordable and are available on prepaid and contract offerings. In addition, bluetooth technology is available on most mid- and high-end phones. Vodacom intends to focus on Vodafone Live! in the 2006 financial year with specific emphasis on customized phones and content. Vodacom purchases handsets at current market prices.

Mobile users may use any handset on the Vodacom or any other network if the handset contains a SIM-card for Vodacom or the other network. No modifications, other than the replacement of the SIM-card, are required to utilize handsets on either the Vodacom or other mobile communications network operators' networks, unless the handset is network locked.

Interconnection services

Vodacom provides interconnection services to the other two South African mobile operators, our fixed-line business, Sentech and to the local operators in each of the African countries in which Vodacom operates. Vodacom will also provide these services to the second national operator and other South African communications licensees when they commence operations.

Roaming services

Vodacom concluded a fifteen year national roaming agreement with Cell C, effective November 1, 2001. This roaming agreement enables Cell C to provide national coverage to its customers, by allowing the routing of calls over Vodacom's mobile communications network. The Cell C national roaming agreement has been amended to allow for continuous roaming in certain urban areas.

International roaming enables Vodacom's contract customers to make and receive calls with their mobile telephones in countries using the networks of operators with whom Vodacom has entered into international roaming agreements. As of March 31, 2005, Vodacom had international roaming agreements with 301 mobile communications network operators in 153 countries. Vodacom also receives revenue from its roaming partners for calls made in South Africa by their customers. In 2006, Vodacom intends to seek to focus on networks in the more popular destinations and to conclude 3G, GPRS, prepaid and SMS agreements with Vodafone and other networks to further enhance data offerings for roamers and visitors alike.

Customers

Vodacom has experienced substantial growth in its mobile customer base since its inception in 1994. As of March 31, 2005, there were an estimated 23.0 million mobile communications customers in South Africa, which represents an estimated penetration rate of 49.5% of the population. As of March 31, 2005, Vodacom estimated that its customers represented approximately 56% of South African mobile communications customers making Vodacom the leading mobile communications network provider in South Africa based on total estimated customers.

The following table sets forth customer data for Vodacom's mobile communications services in the Republic of South Africa as of the dates indicated.

	As of March 31,			2004/2003 % change	2005/2004 % change
	2003	2004	2005		
Customers (thousands)[1]	**7,874**	**9,725**	**12,838**	**23.5**	**32.0**
Contract	1,181	1,420	1,872	20.2	31.8
Prepaid	6,664	8,282	10,941	24.3	32.1
Community services	29	23	25	(20.7)	8.7
Total inactive mobile customers (%)					
(at period end)[2]	**n/a**	**n/a**	**7.9**	**n/a**	**n/a**
Contract	**n/a**	**n/a**	1.5	**n/a**	**n/a**
Prepaid	**n/a**	**n/a**	9.0	**n/a**	**n/a**
Gross connections (thousands)	**3,495**	**4,998**	**6,180**	**43.0**	**23.6**
Contract	197	377	610	91.4	61.8
Prepaid	3,295	4,617	5,566	40.1	20.6
Community services	3	4	4	33.3	–
Churn (%)[3]	**30.4**	**36.6**	**27.1**	**20.4**	**(25.9)**
Contract	11.9	10.1	9.1	(15.1)	(9.9)
Prepaid	34.0	41.3	30.3	21.5	(26.6)

[1] Customer totals are based on the total number of customers registered on Vodacom's network, which have not been disconnected, including inactive customers, as of the end of the period indicated.

[2] Vodacom's inactive customers are defined as all customers registered on Vodacom's network for which no revenue generating activity has been recorded for a period of three consecutive months. In the 2005 financial year, a software error was identified in the calculation of inactive customers. Vodacom has corrected inactive customers as of March 31, 2005. Information for prior years is unavailable.

[3] Churn is calculated by dividing the average monthly number of disconnections during the period by the average monthly total reported customer base during the period. See below for a discussion of when customers are disconnected from Vodacom's network.

Vodacom's contract customers are disconnected when they terminate their contract, or their service provider who carries the credit risk terminates their contract due to non-payment. Prepaid customers were disconnected if they did not recharge their vouchers after being in time window lock for six months for periods prior to November and December 2002, for four months for periods from November and December 2002 until April 2003 and for three months from April 2003 until December 2003. Time window lock occurs when a customer's paid active time window, or access period, expires. In December 2003, Vodacom changed the deactivation rule for prepaid customers to align itself with European and industry standards. From December 2003, prepaid customers are disconnected from its network if they record no revenue generating activity within a period of 215 consecutive days.

Vodacom believes the significant year on year growth in customer numbers since inception is due primarily to historical pent up demand for basic voice telephone services, particularly in underserviced and rural, outlying areas of South Africa. Vodacom also attributes its growth to the launch of its prepaid services, which have enabled those that lack access to credit and steady income to obtain telephone service. Vodacom believes that its aggressive marketing campaign, the creation of strong distribution channels for Vodacom's products and services and the introduction of new value-added voice and data services have further contributed to growth.

The South African customer base has continued to grow in the 2005 financial year with the majority of the growth resulting from the prepaid market. Despite the increase in contract customers, Vodacom has seen a decrease in connection incentive levels in the market. The strong growth in customers was a direct result of the large number of gross connections achieved, with continued levels of handset support to service providers in respect of the contract base, coupled with decreased churn in the contract and prepaid bases. Growth in contract customers was largely due to the increase in connections in Vodacom's hybrid product, Family Top Up.

Vodacom expects that the number of contract customers in South Africa will eventually level off and that the number of prepaid customers in South Africa will continue to grow in the medium term driven by the continued demand for basic voice telephone services. Vodacom believes that mobile communications services provide a cost effective means of telephone services for customers in underserviced and rural, outlying areas. Vodacom's efforts will therefore continue to focus on growing customer numbers while carefully managing its existing customer base, marginal revenue per customer and customer related acquisition and retention costs. Vodacom, MTN and Cell C each provide connection commissions to service providers and dealers, or agents. These are often utilized by agents to subsidize handsets as an incentive for customers to switch operators to obtain a new handset and to reduce the cost of access. As a result, Vodacom focuses on keeping its contract churn rate low and retaining high value customers through focused handset upgrade policies and other retention measures, while continuously monitoring customer acquisition and retention costs. Vodacom also actively manages churn through customer relationship management systems, developing its own distribution and logistics capabilities and other retention initiatives. Prepaid customer churn is negatively affected by the high rate of unemployment in South Africa and the low cost of access.

Traffic

The following table sets forth information related to the traffic volume of Vodacom's customers in South Africa for the periods indicated. Traffic comprises outgoing calls made in South Africa and abroad and incoming calls received by Vodacom's customers in South Africa, excluding national and incoming international calls.

| | Year ended March 31, | | | 2004/2003 | 2005/2004 |
	2003	2004	2005	% change	% change
Total Traffic (millions of minutes)	**10,486**	**12,297**	**15,014**	**17.3**	**22.1**
Outgoing	6,343	7,772	10,027	22.5	29.0
Incoming (interconnection)	4,143	4,525	4,987	9.2	10.2

Growth in traffic in the 2005 financial year was mainly due to a 32% growth in the customer base from 9.7 million customers as of March 31, 2004 to 12.8 million customers as of March 31, 2005.

Tariffs

Vodacom's tariffs are subject to regulatory scrutiny, and, in certain circumstances, approval of ICASA. The contract tariff packages are designed to appeal to leisure and business customers. Vodacom sets its contract subscription package tariffs utilizing a balanced mix of access and usage. For those tariff packages where voice usage is high, the per minute rate is lowered and the monthly subscription tariff is raised. For those packages where the voice usage is low, the per minute tariff rate is increased and the monthly subscription tariff is lowered. For those users where the monthly subscription tariff is a barrier to entry, Vodacom offers prepaid packages with no monthly subscription tariff, but sets the per minute voice tariff rate higher. Tariff rates for SMS messaging are based on the fact that lower cost channels are used to carry SMS traffic.

Effective in November 2001, Vodacom and MTN entered into an amended interconnection agreement with each other and new interconnection agreements with Cell C. These agreements increased the amounts mobile operators are required to pay one another for the termination of mobile-to-mobile calls from November 2001. These amendments also introduced an interconnection rate of 4 SA Cents for the termination of calls by mobile operators for calls originating from other mobile operator's community service phones, whereas previously these calls were terminated at no charge. These amendments have increased Vodacom's payments to other operators, while increasing the interconnection revenue received by Vodacom. Effective January 2005, the mobile-to-mobile interconnection rates for both commercial and community service telephone originated calls were increased from R1.23 peak and R0.73 off peak to R1.25 peak and R0.77 off peak for commercial calls and from R0.04 peak and R0.04 off peak to R0.06 peak and R0.06 off peak for community service calls, in each case exclusive of VAT.

The following table sets forth selected tariff information as of March 31, 2005 for a leisure contract package, a business contract package and a prepaid package. Peak hours are weekdays between 7:00 a.m. and 8:00 p.m. Off peak hours are all other times and all day during public holidays. Tariffs for international calls vary according to the destination country of the call. In November 2001, Vodacom launched new products for its contract and prepaid packages where calls are charged in one second increments. The following tariffs for Vodacom's packages are charged in time units of one minute for the first minute and thereafter in units of 30 seconds. Vodacom's most recent annual tariff increases were lodged on September 6, 2004 and approved by ICASA on September 13, 2004. The average tariff increase was 0.4%, effective November 1, 2004.

	As of March 31, 2005		
	Leisure [1]	Contract [2]	Prepaid [3]
	(ZAR, including value-added tax)		
Connection fee	97.00	97.00	–
Monthly charge/subscription	135.00	185.00	–
National calls (per minute)			
Mobile-to-fixed peak calls	2.75	1.76	2.55
Mobile-to-fixed off peak calls	0.95	0.95	1.40
Mobile-to-mobile peak calls-own network	1.80	1.76	2.55
Mobile-to-mobile off peak calls-own network	0.90	0.95	1.40
Mobile-to-mobile peak calls-other networks	2.75	2.30	2.55
Mobile-to-mobile off peak calls-other networks	0.95	1.15	1.65
International calls (per minute)			
Peak	1.76+ Telkom Peak	1.76+ Telkom Peak	5.50, 7.50, 10.00, 12.50, 15.00 or 17.50 depending on zone
Off peak	0.95+ Telkom off peak	0.95+ Telkom off peak	5.50, 7.50, 10.00, 12.50, 15.00 or 17.50 depending on zone
SMS per message			
Peak	0.80	0.80	0.80
Off peak	0.35	0.35	0.35

(1)   Tariff for "Weekend Everyday," Vodacom's contract leisure package. Vodacom's "Weekend Everyday" contract includes 120 free off peak minutes per month. Calls are charged for the first 60 second increment and 30 second increments thereafter. As of March 31, 2005, "Weekend Everyday" customers accounted for 82.7% of Vodacom's total contract customers.

(2)   Tariff for "Business Call," Vodacom's contract business package. Vodacom's "Business Call" contract includes no free minutes per month. Calls are charged for the first 60 second increment and 30 second increments thereafter. As of March 31, 2005, "Business Call" customers accounted for 16.8% of Vodacom's total contract customers.

(3)   Tariff for "Vodago," Vodacom's standard prepaid package. Calls are charged for the first 60 second increment and 30 second increments thereafter.

Sales and marketing

Vodacom's sales and marketing strategy is split into two focus areas, marketing and brand building and sales and distribution. Vodacom's promotional strategy seeks to build a brand that is widely recognized by customers. Vodacom's advertising and promotion campaign is focused on television advertising and sponsorship of sporting and entertainment events.

The sale and distribution of Vodacom's products and services and the acquisition and retention of customers are performed by Vodacom's wholly owned subsidiary, Vodacom Service Provider Company (Proprietary) Limited, a company incorporated in the Republic of South Africa, and the other independent and exclusive service providers. In recent years, Vodacom has purchased a number of the previously independent service providers and consolidated its sales and distribution operations into Vodacom Service Provider Company. On March 1, 2004, Vodacom purchased 51% of Smartphone acquiring an additional 2.5 million prepaid customers. On April 16, 2004, Smartphone purchased an 85.75% equity stake in Smartcom (Proprietary) Limited acquiring an additional 40,000 contract customers. On February 1, 2005, Vodacom acquired the contract customer base, dealer agreements and five employees of Tiscali South Africa. As a result of these acquisitions, Vodacom directly controlled 78.3% of its contract customer base and 98.4% of its prepaid customer base in South Africa as of March 31, 2005.

Vodacom also made an offer to purchase a 51% stake in Cointel VAS (Proprietary) Limited during the 2005 financial year, which was accepted. Vodacom is currently awaiting Competition Commission approval.

In addition, Vodacom Service Provider Company seeks to enter into exclusive relationships with leading national retailers, wholesalers, dealers and franchisees in order to acquire and retain contract and prepaid customers. Vodacom utilized two exclusive service providers and two independent non-exclusive service providers as of March 31, 2005. As of March 31, 2005, 96.1% of Vodacom's total customer base, 80.5% of its contract customer base and 99.0% of its prepaid customer base in South Africa was managed by exclusive service providers or controlled directly by Vodacom.

Vodacom currently targets four market segments, namely:

• Corporate market-services to corporations and enterprises;

• Developed market-services to customers in the higher income groups;

• Developing market-services to customers in underserviced areas and lower income groups, who increasingly participate in the economy; and

• Youth market-services specifically designed for the needs of the youth.

Since most customers in the developed market already have cell phones, Vodacom's objective in the short to medium term is to retain market share and attract new customers through attractive products. Loyalty and retention programs played an integral role in achieving this objective. Vodacom also sought to increase its contract customer base by migrating appropriate high-end prepaid customers to contracts in the 2005 financial year.

As of March 31, 2005, Vodacom's distribution network consisted of:

• *Vodaworld* – A unique one stop mobile telecommunications mall, showcasing the latest technology in mobile hardware.

• *Dealers and franchises* – 1,497 company and independently owned mobile dealer and franchise outlets, which include Vodashops, Vodacares, Vodacom 4U stores and Telkom Direct shops.

• *National chains* – 5,173 retail outlets.

• *Vodacom Direct* – Vodacom's call center based selling division.

• *Corporate solutions* – An extensive direct sales division within Vodacom which concentrates on the sale of contracts, data products and value-added services to businesses.

• *Wholesale* – A significant channel representing underserviced areas and street vendors.

Dealer incentives

Vodacom pays the following incentive commissions to its service providers and dealers:

Contract connection incentive commissions. These commissions are paid to service providers or dealers for the acquisition and activation of each new customer for all contract packages.

Contract retention incentive commissions. These commissions are paid to service providers or dealers for the retention of all contract packages, excluding Vodacom 4U. The purpose of these incentives is to minimize customer churn.

Prepaid incentive commissions. These commissions are paid to service providers or dealers for the acquisition and activation of each new customer for all prepaid packages.

Distribution incentive commissions. These commissions are paid to service providers or dealers to maintain and increase their loyalty to, and exclusivity with, Vodacom. These incentives include exclusivity payments and advances to service providers in respect of purchases of assets for stores and providing distribution outlets with distribution subsidies to maintain the loyalty of distribution outlets through the stimulation of sales.

Handset incentive commissions. These incentives are offered by Vodacom to dealers for Vodacom sourced handsets provided to customers, which are recorded as a net against revenue.

Customer care

Vodacom services customer needs through a variety of channels such as call centers, walk-in centers that are now established in Cape Town, Durban, Midrand and Port Elizabeth, interactive voice response, via e-mail and through Vodacom's web sites. Vodacom's key focus area for the 2005 financial year has been Vodacom's customer self service. More than 70% of customer queries in the 2005 financial year were handled by the interactive voice response system and more than 85% of customer queries were resolved on the first call. Consequently, Vodacom has significantly improved its customer information systems and become increasingly proactive in developing relationships with its customers, particularly in the high revenue segment of the market. Vodacom is currently planning to establish more walk-in centers in other parts of the country.

Vodacom has developed a customer relationship management package that enables it to create a historical profile of customers so that customer information can be shared among the group and used in Vodacom's customer retention initiatives. Although customer focus has always been important to Vodacom, during the last three years customer relationship management has become a key strategic focus area and an important philosophy in Vodacom. The current year saw ongoing integration of support systems and staff training as part of improving this continuously challenging area. Vodacom strives to improve relationships with customers by understanding their needs, their likes, dislikes, how they use its products and how they would like Vodacom to interact with them. Vodacom reassures its performance through independent customer satisfaction surveys designed by Vodafone and conducted on a quarterly basis. Vodacom launched its Vodacom Customer Reward Program to recognize and reward for influential and high spending contract individuals, which it believes, has contributed to a very low churn in this sector.

In addition, Vodacom has undertaken a number of other initiatives, including the development of distribution and logistics capabilities to better service customers, called Vodacare. As of March 31, 2005 the Vodacare infrastructure consisted of 27 branches and franchises in all the major centers providing walk-in customer support to Vodacom customers, and an advanced repair center hub for high-level repairs situated in Midrand. Vodacom believes that, with an average of 38,000 repairs per month, this dedicated customer service support infrastructure differentiates Vodacom's service from that of its competitors. During the 2004 financial year, Vodacom launched a new 48 hour swap program to further increase service levels. The primary focus is to manage and facilitate the process of putting the customer back on the air with as little interruption as possible and is achieved by using a combination of repairs, swaps, refurbished handsets, loan handsets, and managed repairs through third parties.

Vodacom plans to continue to invest in sophisticated information systems to facilitate the interface between operational support systems, administrative systems, billing systems, distribution systems and customer service systems. Vodacom believes that the new information systems will allow for the development of enhanced service management processes.

Vodacom's contract customers receive itemized bills and are encouraged to pay by direct debit transfer. Vodacom has a flexible billing system for corporate customers allowing it to offer multiple tariff rates, more customized billing information and GPRS services. Vodacom monitors its exposure to credit loss and customer fraud through a credit scoring system that evaluates potential contract customers. The evaluation process has led to decreases in contract customer churn rates and increases in the overall credit quality of its mobile contract customers. For its prepaid customers, Vodacom offers the option to recharge over the telephone using credit cards in order to make the recharge process quicker and easier.

Infrastructure and technology

Vodacom operates the largest mobile communications network on the African continent using and deploying digital GSM technology within the GSM900/1800MHz frequency band based on total reported customers.

In South Africa, the network's core GSM infrastructure is characterized by mobile switching centers (including visitor location register, or VLR, and gateways), base station controllers, base transceiver stations, including transceivers and GPRS functionality across the network.

	As of March 31,				
	2001	2002	2003	2004	2005
Macro base transceiver stations	3,401	3,670	3,906	4,158	4,518
Micro base transceiver stations	1,292	1,380	1,487	1,555	1,508
Total	**4,693**	**5,050**	**5,393**	**5,713**	**6,026**

The Vodacom network's UMTS 3G infrastructure as of March 31, 2005 consisted of three radio network controllers and three 487 UMTS base transceiver stations (Node B).

Prepaid services are supported by the same GSM technology as contract services. In addition, prepaid services utilize a network of intelligent network nodes and associated front-ends and mediation systems for a variety of interactive voice response and electronic recharging options, including commercial bank ATM and point of sale terminal recharging.

As of March 31, 2005, Vodacom's transmission network comprises more than 15,036 E1 links and 67 STM-1 link systems leased from Telkom, which are managed by a comprehensive digital cross-connect infrastructure. In addition, Vodacom operates an extensive data network for its internal requirements, based on internet protocol, point-to-point frame relay and X.25 services, which was supported by the cross-connect network and more than 50 packet/frame/circuit nodes as of March 31, 2005.

This network enables Vodacom to provide value-added voice and data services supported by voice-mail platforms, short messaging service centers, a wireless application protocol platform, a mobile internet gateway platform supporting advanced SIM toolkit applications and an intelligent network platform.

Vodacom has designed its mobile communications network using scaleable technology in order to be able to increase capacity in an economic manner as demand dictates. The network is capable of providing a high level of service quality despite an extremely varied distribution of traffic, difficult terrain conditions and a complex regulatory environment. In the year ended March 31, 2005, Vodacom had a call retention rate of 99.6% and a call success rate of 99.2% in South Africa.

Vodacom intends to install additional base station controllers, micro base stations and micro base transceiver stations in order to increase capacity and improve network quality in areas where required. As of March 31, 2005, approximately 8% of Vodacom's base stations were 3G enabled and Vodacom had installed dual band (GSM900/GSM1800MHz) base transceiver stations in 1,348 locations, including 425 in Gauteng, 225 in KwaZulu Natal, 132 in the Western Cape, 126 in the Eastern Cape and 33 in the Central region. In addition, all base transceiver stations in metropolitan areas have been upgraded with dual band antennas and feeder cables to accommodate GSM1800MHz equipment.

Vodacom continues to deploy GSM1800MHz radio equipment in all regions to provide additional customer capacity as necessitated by the increase in network traffic. As of March 31, 2005, Vodacom had operational dual band base stations in 1,348 locations in South Africa comprising 8,137 GSM1800MHz transceivers.

In the design of its network, Vodacom has paid careful attention to the needs of customers and to the environment by making an extensive effort to implement sites in the most discrete manner possible. Furthermore, attention has been given to management of electromagnetic emissions to ensure compliance with recognized international environmental standards such as those developed by the International Commission on Non Ionizing Radiation Protection.

Vodacom has implemented a new billing system to allow for the billing of GPRS services, such as multi-media messaging services and other content-based services. Unlike traditional GSM services where calls are billed on a per second or per minute basis, customers utilizing GPRS services are billed according to the number of bytes of data sent or received.

Vodacom believes its 3G license will stimulate further growth in products and services to satisfy customer demand. As a result, during the 2006 financial year Vodacom intends to increase its capital spend in this area.

Competition

The current South African mobile telecommunications market consists of three mobile communications network operators, Vodacom, MTN, a wholly owned subsidiary of MTN Group Limited, a public company listed on the JSE, and Cell C. Cell C commenced operations in November 2001. As of March 31, 2005, Vodacom was the market leader with approximately a 56% market share based on the total estimated customers in the South African mobile communications market, while MTN had approximately a 35% market share and Cell C had approximately a 9% market share. Vodacom competes primarily on the basis of product quality, availability and network coverage. Vodacom believes that increased competition could have an adverse impact on its tariffs and churn rate.

Operations in other African countries

Vodacom intends to increase revenue from its other African operations, initially by growing its existing operations primarily in sub-Saharan Africa, and, in the future, by selectively acquiring additional mobile licenses or operators primarily in other sub-Saharan African markets. Investments outside of South Africa are evaluated and monitored against key investment criteria, focusing primarily on countries with stable economic and political conditions or good prospects for growth, market leadership and profitability. Other key factors include Vodacom's ability to gain majority ownership, develop strong local partnership relationships and obtain non-recourse financing. Other African operators are branded under the "Vodacom" name.

Vodacom has investments in mobile communications network operators in Lesotho, Tanzania, the Democratic Republic of the Congo and Mozambique. The number of customers served by Vodacom's operations outside South Africa has grown significantly to 2,645,000 as of March 31, 2005 from 1,492,000 as of March 31, 2004 and 773,000 as of March 31, 2003. Revenue from Vodacom's operations outside of South Africa has grown to R2,272 million in the year ended March 31, 2005 from R1,505 million in the year ended March 31, 2004 and R1,235 million in the year ended March 31, 2003. Our share of Vodacom's operating loss from other African operations was R98 million in the year ended March 31, 2005, compared to an operating profit of R29 million and R33 million in the years ended March 31, 2004 and March 31, 2003, respectively.

In June 2005, Vodacom and the Virgin Group confirmed their intention to form a consortium together to undertake a joint bid for a controlling stake in Nigeria's V-Mobile. The members of the new Consortium believe that the combination of Vodacom's extensive expertise in the African telecommunications markets and the Virgin Group's skills in successfully operating in highly competitive markets provide a competitive proposition.

Vodacom entered into a five year management agreement with VEE Networks Limited effective April 1, 2004, pursuant to which Vodacom would have managed VEE Networks' cellular network operations in Nigeria with the intention of acquiring an equity stake in the business. On May 31, 2004, however, Vodacom announced that it had elected to terminate the management contract and abandon its plan to make an equity investment in the business of VEE Networks in Nigeria. Vodacom continued to provide technical support to VEE Networks for a period of six months. Vodacom is currently a defendant in certain legal proceedings related to its activities in Nigeria prior to the termination of the Management Agreement.

See Item 8. "Financial Information – Legal Proceedings."

The following table sets forth customer data for Vodacom's mobile communications networks in its other African operations as of the dates specified. The table reflects 100% of all of Vodacom's operations.

	Year ended March 31,			2004/2003 % change	2005/2004 % change
	2003	**2004**	**2005**		
Other African countries					
Customers (thousands) (at period end)[1]	**773**	**1,492**	**2,645**	**93.0**	**77.3**
Lesotho	78	80	147	2.6	83.8
Tanzania	447	684	1,201	53.0	75.6
Democratic Republic of the Congo	248	670	1,032	170.2	54.0
Mozambique	–	58	265	–	356.9
Gross connections (thousands at period end)					
Lesotho	76	51	70	(32.9)	37.3
Tanzania	262	404	746	54.2	84.7
Democratic Republic of the Congo	260	513	565	97.3	10.1
Mozambique	–	58	225	–	287.9
Penetration (%) (at period end)[2]					
Lesotho	4.3	5.1	7.4	18.6	45.1
Tanzania	2.2	3.3	5.1	50.0	54.5
Democratic Republic of the Congo	1.0	2.3	3.5	130.0	52.2
Mozambique	–	2.6	4.2	–	61.5
ARPU [3]					
Lesotho (ZAR)	104	125	92	20.2	(26.4)
Tanzania (ZAR)	217	128	81	(41.0)	(36.7)
Democratic Republic of the Congo (ZAR)	200	150	98	(25.0)	(34.7)
Mozambique (ZAR)	–	110	52	n/a	(52.7)
Number of employees (at period end)	**502**	**761**	**1,039**	**51.6**	**36.5**
Lesotho	74	68	63	(8.1)	(7.4)
Tanzania	224	316	340	41.1	7.6
Democratic Republic of the Congo	204	334	527	63.7	57.8
Mozambique	–	43	109	–	153.5

[1] Customer totals are based on the total number of customers registered on Vodacom's network, which have not been disconnected, including inactive customers, as of the end of the period indicated.

[2] Penetration calculations are Vodacom estimates.

[3] ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes revenue from equipment sales, other sales and services and revenue from national and international users roaming on Vodacom's networks.

Lesotho

Vodacom owns an 88.3% interest in Vodacom Lesotho (Pty) Limited, a company incorporated in the Kingdom of Lesotho, while Sekha-Metsi Consortium Ltd, a company incorporated in the United Republic of Lesotho, owns the remaining 11.7% of Vodacom Lesotho. Vodacom Lesotho's network was commercially launched in May 1996. Vodacom Lesotho's license has a term of 16 years with 13 years remaining.

Although Vodacom Lesotho is a very small operation by South African standards, its strategic geographical importance in terms of Vodacom's market share in neighboring South Africa justifies its inclusion in the Vodacom portfolio. The network has 46 base transceiver stations, one mobile service switching center, two base station controllers, one short message service center, one intelligent network platform and one voicemail platform. Vodacom Lesotho's cumulative capital expenditures through March 31, 2005 were R211 million, compared to R201 million through March 31, 2004 and R185 million through March 31, 2003.

Vodacom Lesotho offers a variety of prepaid and postpaid products to customers, with its latest offering, the SuperTalk50 and SuperTalk100 contracts that offer bundled minutes and a subsidized handset. Vodacom Lesotho also offers public phone services and a direct connect service allowing customers to access the Vodacom Lesotho network directly from their PABX. Vodacom Lesotho's distribution is maintained via seven Vodashops, six Super Dealers and three retail groups and Vodacom products can be purchased from over 100 outlets in Lesotho. Customers are serviced through a walk-in customer care center or via a customer care call center.

Vodacom Lesotho managed to increase its customer base by 83.8% to 147,000 as of March 31, 2005 from 80,000 as of March 31, 2004. The prepaid plan is the most popular package and accounts for 96.6% of Vodacom Lesotho's total customers as of March 31, 2005, compared to 95.0% as of March 31, 2004. The net increase in total customers in the year ended March 31, 2005 is the result of 70,000 gross connections for the year, compared to 51,000 in the year ended March 31, 2004, coupled with a lower churn rate. Vodacom Lesotho had a churn rate of 17.3% in the 2005 financial year, compared to 65.1% in the 2004 financial year. The lower churn rate in the 2005 financial year was due to completion of the clean-up of the inactive customer base and the result of the introduction of a seven-month disconnection policy in April 2004. The high churn rate in the 2004 financial year was the result of an ongoing process of cleaning up the inactive customer base.

Econet-Ezicell, a subsidiary of Lesotho Telecommunications Corporation which commenced operations in April 2002, is the only other competition in Lesotho. Econet-Ezicell has more international roaming agreements than that of Vodacom Lesotho. Econet-Ezicell has a signed interconnect agreement with Vodacom Lesotho. Vodacom Lesotho had an estimated 80% market share as of March 31, 2005 and 2004 based on the total estimated mobile market.

The headcount for Vodacom Lesotho decreased to 63 employees as of March 31, 2005 from 68 employees as of March 31, 2004. The number of customers per employee improved as a result by 98% from 1,176 to 2,333.

The regulatory environment in Lesotho continues to prove challenging. Changes in the operating environment include the licensing of a third network operator, Bethlehem Technologies, with an international gateway to provide data services, and a further amendment to Telecom Lesotho's license allowing it to provide a product, Flexi-Save, which is a mobile service using the Econet Ezi-Cell infrastructure. The license to Bethlehem Technologies has been challenged through court action by Lesotho Telecommunications Corporation.

The quality of service provided by Telecom Lesotho has improved in the 2005 financial year and Vodacom Lesotho has agreed to the new termination charges proposed by Telecom Lesotho in March 2004, which increased the interconnect rate for calls terminating to the Southern African Customs Union, including South Africa, to M2.30 and M1.90 for peak and off peak calls, respectively, from M1.00.

Tanzania

Vodacom owns a 65% interest in Vodacom Tanzania Limited, a company incorporated in the United Republic of Tanzania, while Planetel Communication Limited, a company incorporated in Tanzania, owns a 16% interest in Vodacom Tanzania, and Caspian Construction Proprietary Limited, a company incorporated in Tanzania, owns a 19% interest in Vodacom Tanzania. Vodacom Tanzania has a 15 year license to operate a GSM network in Tanzania, which became effective on December 21, 1999. The roll-out of the network commenced in March 2000 and the commercial launch of the network occurred in August 2000.

Vodacom Tanzania became the largest mobile communications network operator in Tanzania within one year of launching. Vodacom Tanzania's cumulative capital expenditures through March 31, 2005 were R1.4 billion, or TSH240.1 billion, compared to R1.1 billion, or TSH201.0 billion, through March 31, 2004. Network coverage expanded to approximately 12% of the land surface of Tanzania and approximately 43% of the population as of March 31, 2005, compared to approximately 9% of the land surface and approximately 38% of the population as of March 31, 2004 and approximately 6% of the land surface and approximately 25% of the population as of March 31, 2003.

Vodacom Tanzania's current package offerings are Vodago, its prepaid product, Vodachoice, its postpaid product, and Vodatariffa, an SMS based information service. The peoples phone "Adondo" continues to form an integral part of the company's public phone offering and strategy. Vodacom Tanzania was the first operator in Tanzania to introduce per second billing on October 3, 2003. Per-second billing has proved highly successful and as of March 31, 2005, approximately 980,000 of Vodacom Tanzania's customers were utilizing this service, compared to approximately 400,000 as of March 31, 2004. Vodacom Tanzania currently offers international roaming on 139 networks in 80 countries. Vodacom Tanzania launched an interactive voice response in the 2004 financial year to improve customer service levels. Customers can now be served in 2 languages, namely Kiswahili and English.

The Vodacom Tanzania market profile was 99.3% of prepaid as of March 31, 2005, compared to 98.9% prepaid as of March 31, 2004 and 98.4% as of March 31, 2003, and this is not expected to change significantly in the near future. Despite challenging market conditions, Vodacom Tanzania has increased the number of customers registered on its network by 75.6% to approximately 1,201,000 as of March 31, 2005 from approximately 684,000 as of March 31, 2004 mainly because of a 84.7% increase in gross connections to approximately 746,000 in the year ended March 31, 2005, compared to approximately 404,000 in the year ended March 31, 2004. Vodacom Tanzania had a churn rate of 29.6% in the 2005 financial year and 30.0% in the 2004 financial year due to the high levels of competition in Tanzania.

There are three other mobile operators licensed in Tanzania, Zantel, which operated almost exclusively on Zanzibar, Mobitel and Celtel, the mobile arm of the parastatal mainland fixed-line operator the Tanzania Telecommunication Company Limited, or TTCL. TTCL is the sole fixed-line operator licensed to provide basic telecommunications services in mainland Tanzania. Dutch based Celtel International B.V. (formerly MSI Cellular Investments Holdings B.V.) owns 35% of TTCL and has management control of the company. In Zanzibar, Zantel is the sole operator granted a fixed-line license, with international gateway rights for traffic originating on its own network.

The year was once again marked by significant price competition. Vodacom Tanzania moved to Tanzanian Shilling tariffs on April 1, 2004, reduced its prepaid tariffs in July 2004 by as much as 33% on per second billing calls terminating on other networks and at the same time removed the differential off-net pricing, resulting in a 20% tariff decrease. In respect of per minute billing for calls terminating on other networks, the tariffs decreased by 5.5% and at the same time Vodacom removed the differential off-net pricing, resulting in 18% tariff decrease. Further reductions in tariffs on both postpaid and public phones have also been made during the period. Intense pricing competition has led to a price war between the operators and has significantly affected Vodacom Tanzania's ARPUs in Tanzania.

Despite the increased competition, Vodacom Tanzania has managed to increase its estimated market share to approximately 59% as of March 31, 2005, compared to approximately 57% as of March 31, 2004 and approximately 53% as of March 31, 2003. Vodacom estimates that Celtel had a market share of approximately 26% and approximately 25%, Mobitel had a market share of approximately 11% and approximately 14% and Zantel had a market share of approximately 4% and approximately 4% as of March 31, 2005 and 2004, respectively, based on the total estimated mobile market.

Vodacom Tanzania had a total headcount of 340 employees as of March 31, 2005, compared to 316 employees as of March 31, 2004. Excluded from employees as of March 31, 2005 are 8 secondees who are employed out of Vodacom International Limited. Effective April 1, 2005, a new managing director, Romeo Khumalo, took over from Jose dos Santos, who was transferred to Vodacom Mozambique.

Vodacom Tanzania continues to support the development of local Tanzanian skills. Vodacom Tanzania views employee relations as a key factor in ensuring a positive working environment. Staff issues are addressed via a consultative forum where staff are given a platform to address issues and agreed actions are monitored on a monthly basis.

The year ended March 31, 2005 year has been characterized by significant developments in the regulatory environment and this is expected to be continued into the new financial year.

The arbitration of the historical dispute between TTCL and Vodacom in respect of outstanding interconnection fees was settled subsequent to the end of the 2005 financial year.

In July 2004 the Tanzanian Communications and Regulatory Authority issued new interconnection rates for both mobile and fixed operators. The mobile termination rate was proposed to be reduced from 17.5 US cents to 10 US cents from August 1, 2004 and 8.9 US cents from January 1, 2005 with further annual reductions in the future. Vodacom submitted comments in support of its views on the introduction of cost based interconnection and Vodacom Tanzania challenged the process by which the termination rates were introduced. A public hearing was held during September 2004 to discuss these issues, the result of which was that the revised 2005 interconnect rates were introduced from October 1, 2004 and the further reduction was delayed by two months to March 1, 2005.

A new Telecommunications Act was introduced, effective February 23, 2005. This ended the fixed-line monopoly of Tanzanian Telecommunications Company Limited, and will lead to the liberalisation of the telecommunications market within the country. The Ministry of Telecommunications is currently engaging the industry in respect of a new regulatory framework, and accordingly licensing of services has yet to be finalized. Vodacom Tanzania has in the meantime commenced routing of international traffic via Zantel at rates which are expected to improve margins over those offered by the Tanzanian Telecommunications Company Limited.

Democratic Republic of the Congo

In late 2001, Vodacom, together with Congolese Wireless Network s.p.r.l., a company incorporated in the Democratic Republic of the Congo, formed Vodacom Congo (RDC) s.p.r.l., a company incorporated in the Democratic Republic of the Congo. Vodacom owns a 51% interest in Vodacom Congo, while Congolese Wireless Network owns the remaining 49% interest in Vodacom Congo. Congolese Wireless Network s.p.r.l. had a limited existing network in the Democratic Republic of the Congo. Although Vodacom has a majority voting interest in Vodacom Congo, the other shareholders had certain approval and veto rights granting them joint control over the joint venture. Vodacom is ultimately responsible for the funding of the operations of Vodacom Congo for the first three years pursuant to its shareholders agreement. Vodacom Congo's network was officially launched under the Vodacom brand in May 2002. Vodacom Congo has 13 years remaining on its license.

During the years ended March 31, 2003 and 2004, 51% of Vodacom Congo was proportionally consolidated in Vodacom's financial statements. Effective April 1, 2004, Vodacom Congo is being fully consolidated as a subsidiary in Vodacom's financial statements after certain clauses granting the outside shareholders participating rights were removed from the shareholders agreement.

Vodacom Congo is currently performing well under challenging circumstances. The local currency depreciated 32.9% against the US Dollar over the 2005 financial year, affecting affordability levels for the general population. ARPU was affected negatively, with the lower end users spending substantially less. Despite aggressive competition for market share, Vodacom managed to increase profitability as well as maintain its share of the market. An aggressive coverage strategy was the main contributing factor in achieving the successes in customer growth and improved profitability for the financial year.

Vodacom embarked on an aggressive roll out program and achieved the implementation of the first true national network in the Congo. Network coverage has been rolled out in all of the nine provinces of the Democratic Republic of the Congo, including 130 towns and consisted of 289 base stations and four mobile service switching centers as of March 31, 2005, compared to 71 towns, 227 base stations and four mobile service switching centers as of March 31, 2004. Network capacity in the main centers has also been upgraded to maintain quality and service. Vodacom covered approximately 26% of the geographical area of the Democratic Republic of the Congo and approximately 65% of the population as of March 31, 2005, compared to approximately 25% of the geographical area and approximately 55% of the population as of March 31, 2004.

Vodacom Congo is financing its roll-out in the Democratic Republic of the Congo with vendor and bridge financing and equity contributions and will ultimately seek to obtain non-recourse project finance. Vodacom Congo's cumulative capital expenditures through March 31, 2005 were US$281 million, compared to US$227 million through March 31, 2004.

Vodacom Congo currently offers three products, a post-paid service, a prepaid service and a public phone service. The post-paid product is aimed at the corporate market with the focus on customer service. The prepaid and public phone products are aimed at the general Congolese market with the main competitive advantage being coverage and network quality.

Vodacom Congo's customer care center was significantly improved during the 2004 financial year, with customers being served in their choice of French, English, Lingala, Kingongo, Swahili and Tshiluba. Vodacom Congo's interactive voice response handled in excess of 31,000 calls per day as of March 31, 2005. Vodacom Congo has been successful in establishing international roaming agreements with 206 operators in 99 countries.

Vodacom Congo's customer base consisted of 97.9% of prepaid customers as of March 31, 2005, compared to 97.5% of prepaid customers as of March 31, 2004. Vodacom Congo increased customers significantly in the 2005 financial year to approximately 1.0 million customers as of March 31, 2005 from approximately 670,000 customers as of March 31, 2004 as a result of approximately 565,000 gross connections and a churn percentage of 23.1% in the 2005 financial year, compared to approximately 513,000 gross connections and a churn percentage of 20.2% in the 2004 financial year. Vodacom competes on the basis of low priced quality handsets, effective distribution channels, coverage and network quality.

Vodacom Congo continued to be the market leader in the Democratic Republic of the Congo with an estimated market share of approximately 47% as of March 31, 2005 and March 31, 2004 based on the total estimated mobile market. Celtel, recently acquired by Mobile Telecommunications Company is the main competitor in the Democratic Republic of the Congo. Celtel is focusing its coverage in the main city centers. Celtel has embarked on an aggressive pricing campaign and further coverage rollout. Celtel had an estimated market share of approximately 46% as of March 31, 2005, compared to approximately 45% as of March 31, 2004 based on the total estimated mobile market.

The other two competitors in the Democratic Republic of the Congo, SAIT and Congo Chine, had estimated market shares of approximately 4% and 3%, respectively, as of March 31, 2005.

Vodacom Congo had 527 employees as of March 31, 2005, including 125 contractors. Excluded are 9 secondees who are employed out of Vodacom International Limited. The process of evaluation, identifying and training of local staff is a continuous focus of the company as part of the skills transfer process.

The National Regulatory Agency has been active during the year focusing on wholesale costing, interconnect rates and the establishment of a fully functional regulatory agency, recommending changes to the framework, taxation and funding of universal access. The National Regulatory Agency is working with the World Bank to allow for the assistance of experts and consultants within the limit of the credits that will be allocated to the Democratic Republic of Congo to formalize terms of reference for regulatory activities. Draft guidelines for wholesale pricing and interconnection are under discussion with the National Regulatory Agency and are expected to be prepared for discussion and implementation in the 2006 financial year. The President of the National Regulatory Agency stated that decisions will be implemented for the substantial increase of telecommunications fees in respect of spectrum, numbering, and the universal service fund. Consultations of the telecommunications industry are being conducted.

SuperCell, affiliated to MTN-Rwanda cell, was previously granted a license on a regional basis by the Rassemblement Congolats pour la Democratic, or RCD, political organization. The new political order established RCD as a recognized political power and SuperCell was granted a national license. Although the issue remains unresolved, the National Regulatory Agency's position is currently that no local interconnection is allowed with SuperCell. In view of the controversy associated with SuperCell's operations, the Minister of Post, Telephone and Telegraph was forced to subject the validity of the licence to a minimum investment in the Democratic Republic of the Congo of core network elements.

The Democratic Republic of the Congo's first democratic elections are planned for the coming year, the outcome of which will determine future political stability and economic growth.

Mozambique

Vodacom Mozambique was established on October 23, 2003 and launched commercial operations on December 15, 2003. Vodacom owns 98% of VM (S.A.R.L.), trading as Vodacom Mozambique and the remaining 2% is held by a local consortium named EMOTEL. Vodacom Mozambique was awarded its license in August of 2002, but due to the fixed-line operator and the cellular operator being one company with no interconnect rates applicable, the license was not accepted until August 2003 when the issues were satisfactorily resolved. The license is a 2G GSM license and will expire in December 2018.

Vodacom Mozambique's infrastructure roll-out consisted of one mobile services switching center, four base station controllers and 138 base transceiver stations as of March 31, 2005. The network had a capacity of 350,000 customers as of March 31, 2005, with an increase to a capacity of 500,000 planned for 2006. Vodacom Mozambique's cumulative capital expenditures through March 31, 2005 were R696 million, or MZM 2,173.7 billion, compared to R478 million, or MZM 1,785.6 billion, through March 31, 2004.

Vodacom Mozambique offers customers post-paid and prepaid plans and is planning to roll-out public phones in the 2006 financial year. Prepaid packages accounted for 98.5% of the gross connections in the 2005 financial year. The post-paid products are mainly aimed at the corporate and business market, while the prepaid products are aimed at the large informal market. Vodacom Mozambique has an interactive voice response in place and customer care can handle customer queries in two languages, namely Portuguese and English.

Vodacom Mozambique has managed to increase its customer base to 265,000 customers as of March 31, 2005 from 58,000 customers as of March 31, 2004. The increase in total customers is as a result of 225,000 gross connections in the 2005 financial year, as well as a churn rate of 11.3%.

Vodacom Mozambique's only competition is Telecomunicaçöes Móveis de Moçambique, Lda, or mCel, a company owned by Telecomunicaçöes de Moçambique, or TDM, who is also the national fixed-line operator. Vodacom Mozambique has managed to increase its estimated market share to approximately 33% as of March 31, 2005, compared to approximately 11% as of March 31, 2004 based on the total estimated mobile market, by offering competitive coverage through an aggressive roll-out program, despite extensive competition from mCel lowering prices and increasing discounts to distributors, which has put significant pressure on ARPU and revenues.

Vodacom Mozambique employed 109 people as of March 31, 2005. Excluded are 14 secondees who are employed out of Vodacom International Limited. A number of the secondees were required during the initial two years of operations to assist in setting-up the business and training local employees. The majority of the contracts for the existing secondees expire between August 2005 and October 2005 when it is expected that the number of secondees will reduce. Effective April 1, 2005, a new managing director, Josè dos Santos, took over from Clive Tarr, who returned to Vodacom South Africa.

The biggest regulatory threat currently facing Vodacom Mozambique is TDM's attempts to lower interconnect rates. The proposal for mobile termination rates, contained in TDM's Interconnection Reference Proposal released in October 2004, was US$0.09. Vodacom is negotiating with TDM regarding the technical aspects of the new interconnection proposal, but it seems unlikely that there will be agreement on termination rates, with the issue likely having to be referred to the regulator.

New legislation on a fee structure for microwave spectrum was approved in December 2004. The legislation provides for a complex calculated formula that, according to internal calculations, would make microwave spectrum relatively expensive. The latest communications with the regulator indicated that this amount may be deducted from the annual 3% of net operating income license fee. Discussions with the regulator are continuing. Telkom obtained approval for a microwave link with Vodacom Mozambique, which was completed in December 2004 and commissioned in January 2005.

The draft universal service fund regulations have not yet been approved by the Ministry of Communications. The regulations make provision for operator representatives to sit on the board of the Fund. It is expected that the regulations will only be approved after the National Regulatory Authority appointed consultants, Intelecon Research & Consulting Ltd, from Canada, have presented their findings. Preliminary findings were presented during April and May 2005, while draft legislation is expected by the end of 2005. Vodacom is well into year three in terms of its license obligations for infrastructure roll-out.

One of Vodacom Mozambique's biggest challenges is its relatively low minutes of use per customer, which has contributed to its financial losses. Vodacom Mozambique will seek to improve its coverage in order to increase its market share and improve its minutes of usage.

Procurement

Vodacom South Africa solicits bids for all goods and services in excess of R500,000. Bids are through a closed tender system by invitation only. A multi-disciplinary cross-functional team evaluates and awards bids to the best supplier based on the best overall score, taking into account technical specification, delivery time, costing, financial viability and the participation of black economic empowerment partners.

Vodacom spent 75% of its eligible procurement expenditure with BEE companies during the year ended March 31, 2005, compared to 60% during the year ended March 31, 2004.

Vodacom seeks to utilize at least two suppliers for all critical equipment where possible to minimize supply risk. Vodacom's main technology suppliers are Siemens for the core network, and Alcatel and Motorola for the radio networks.

CAPITAL EXPENDITURES

For information relating to our capital expenditures, see Item 5. "Operating and Financial Review and Prospects–Liquidity and Capital Resources–Group Liquidity and Capital Resources."

REGULATION AND LICENSE REQUIREMENTS

Regulation

We are primarily subject to the South African Telecommunications Act, 103 of 1996, and its ongoing amendments, the regulations promulgated under that Act and the various licenses issued to us. Many of these regulations are relatively new and are subject to amendment and finalization as the telecommunications industry is further developed and liberalized. We cannot predict the outcome or timing of any amendments or modifications to the applicable regulations or their interpretation or the impact on us. In some instances, final regulations have not yet been promulgated.

Overview

In 1991, the Minister of Posts and Telecommunications incorporated two companies to succeed the telecommunications and postal enterprises of the then Department of Posts and Telecommunications and Telkom was incorporated as the successor of the telecommunications enterprise. The Postmaster General and the Department of Posts and Telecommunications, however, retained general regulatory functions and continued to regulate the telecommunications industry until the Telecommunications Act, 103 of 1996, came into effect in 1996. On September 30, 1993, under the regulatory regime of the Postmaster General, the Department of Posts and Telecommunications and the Post Office Act, 44 of 1958, Vodacom and MTN were issued two national mobile cellular telecommunications licenses. These licenses were the first major commercial licenses granted to direct competitors of Telkom.

In 1996 and 1997, the Telecommunications Act, 103 of 1996, completely overhauled the legislative and regulatory framework of the telecommunications industry in South Africa; replaced virtually all the telecommunications provisions of the Post Office Act, 44 of 1958, established the South African Telecommunications Regulatory Authority, which was replaced in 2000 by ICASA when the South African Telecommunications Regulatory Authority and the Independent Broadcasting Authority were merged; and vested the South African Telecommunications Regulatory Authority with almost all regulatory functions relating to the telecommunications and broadcasting industries, including a major role in the issuance of telecommunications licenses. However, certain types of licenses, including licenses for public switched telecommunications services, mobile cellular telecommunications services, national long-distance and international telecommunications services, may not be issued or applied for without a prior public invitation by the Minister of Communications setting out the criteria for their issuance. These licenses can only be granted by the Minister of Communications on recommendation from ICASA. In addition, the Telecommunications Act, 103 of 1996, gives the Minister of Communications authority to grant licenses using alternative methods such as by way of auction or tender. The Minister of Communications has a policy-making role, entitling her to issue policy directions consistent with the objectives of the Telecommunications Act and giving her the ability to issue invitations to apply for the above mentioned licenses and the granting thereof.

The former Department of Posts and Telecommunications is now known as the Department of Communications. The head of the Department of Communications is now known as the Director General. The Director General does not, however, have any regulatory power under the Telecommunications Act, 103 of 1996.

The Telecommunications Act, 103 of 1996, deemed us to be the holder of a public switched telecommunications license, a value added network services license and a radio spectrum license which enable us to continue providing the telecommunications services we provided prior to the Telecommunications Act, 103 of 1996. On May 7, 1997, we were issued with a formal written public switched telecommunications services license, a value added network services license and a radio frequency spectrum license under this new regulatory regime. We operate under these licenses today.

In 2001, the Telecommunications Act, 103 of 1996, was substantially amended in order, among other things, to facilitate and regulate the introduction of competition in the telecommunications sector of the Republic of South Africa. The Telecommunications Act, 103 of 1996, now makes provision for the issue of an additional license to provide public switched telecommunications services to a second national operator and for the issue of additional licenses to small business operators to provide telecommunications services in areas with a teledensity of less than 5%.

The amended Telecommunications Act, 103 of 1996, also provided for the issue of an international carrier of carriers license and a multimedia license to Sentech Limited that were issued in May 2002. The relevant amendments introduce the possibility of further competition from May 2005 should the Minister of Communications, after conducting a feasibility assessment, determine that one or more additional licenses to provide or resell public switched telecommunications services should be awarded, however, no determination has yet been published.

Regulatory authority

In 2000, the Independent Communications Authority of South Africa Act, 13 of 2000, created ICASA, a new regulatory body for the telecommunications and broadcasting industries. ICASA took over all functions of the dissolved South African Telecommunications Regulatory Authority and the Independent Broadcasting Authority, which previously acted as regulators of the telecommunications and the broadcasting industries, respectively. Deriving its powers from the Telecommunications Act, 103 of 1996, the Independent Communications Authority of South Africa Act, 13 of 2000, and the Independent Broadcasting Authority Act, 153 of 1993, ICASA currently serves as the primary regulatory and licensing authority for the South African communications industry, except with respect to those specific licenses that can only be granted by the Minister of Communications. In respect of these specific licenses, ICASA is empowered to evaluate license applications made in response to invitations issued by the Minister of Communications and to make recommendations to the Minister, who is vested with the final power to grant licenses, which are then issued by ICASA. Upon its establishment, ICASA inherited a legacy of regulatory problems from its predecessors. It has been reported that ICASA may currently lack adequate resources to effectively fulfill its regulatory and licensing functions and to deal with regulatory challenges that continue to change given the rapidly evolving telecommunications environment.

Policy directions and regulations

The Telecommunications Act, 103 of 1996, entitles the Minister of Communications, after a public comment period, in consultation with ICASA and after referral to Parliament for comment, to issue and publish policy directions consistent with the objectives of the Telecommunications Act, 103 of 1996. Once such policy directions have been issued, ICASA is obliged to perform its regulatory and other functions in accordance with such directions. In addition, the Telecommunications Act, 103 of 1996, entitles ICASA to make regulations, drafts of which must first be published in the Government Gazette for public comment before final regulations can be prescribed and published in the Government Gazette by the Minister of Communications.

Under South African law, it is possible for licensees such as Vodacom and Telkom and for other interested parties to have the regulations and rulings issued by ICASA reviewed and tested in a court of law for compliance with the objectives and other provisions of the Telecommunications Act, 103 of 1996, and other relevant laws such as the South African Constitution.

The Telecommunications Act, 103 of 1996, is not entirely clear on a number of issues which are expected to be addressed by regulation. In addition, because ICASA was only established in 2000 and the regulations governing the telecommunications industry in the Republic of South Africa are evolving, lack of clarity exists in a number of areas and that are still subject to interpretation, review and amendment. Therefore there is some degree of regulatory uncertainty for Telkom, Vodacom and other communications providers.

The regulatory process entails a public comment process which, in light of the politicized issue of the privatization of industries such as telecommunications in the Republic of South Africa, makes the outcome of the process uncertain and may cause delays.

Licensing of the second national operator

In September 2004, the South African Minister of Communications granted an additional license to provide public switched telecommunications services to a second national operator that will be 30% owned by Transtel and Esitel, which are beneficially owned by the South African Government, and other strategic equity investors, including 26% beneficially owned by TATA Africa Holdings (Proprietary) Limited, a member of the TATA Group. ICASA is in the process of issuing this license.

Underserviced areas

A process has also commenced to issue additional licenses to small business operators to provide telecommunications services in underserviced areas with a teledensity of less than 5%. The Minister of Communications has identified 27 of these underserviced areas. ICASA has issued licenses to successful bidders in seven of these areas and it is expected that further licenses will be issued in 2005 and later.

Determinations by South African Minister of Communications

In September 2004, the South African Minister of Communications issued determinations, as provided for in the Telecommunications Act. Since February 1, 2005, pursuant to the determinations:

- mobile cellular operators have been permitted to obtain fixed telecommunications links from parties other than Telkom;

- VANS operators and private network operators have been permitted to resell the telecommunication facilities that they obtain from Telkom;

- VANS operators have been permitted to allow their services for the carrying of voice;

- Telkom is no longer the sole provider of facilities to VANS operators; and

- licensing for the provision of payphone services has been expanded.

We expect that these developments will further increase competition. There are currently different views as to whether mobile cellular operators are permitted to self provide fixed telecommunications links and whether VANS operators are allowed to provide voice over internet protocol to the general public or only to their own customers to whom they provide value added services, however, if mobile cellular operators are permitted to self provide fixed telecommunications links and VANS operators are permitted to provide voice over internet protocol to the general public, we would face significantly more competition in the provision of leased lines and voice services. We cannot predict which view will prevail because the necessary regulations have not yet been published.

Convergence Bill

In March 2005, the Minister of Communications tabled a Convergence Bill in Parliament to promote convergence and establish the legal framework for convergence in the broadcasting, broadcasting signal distribution and telecommunications sectors. The Portfolio Committee on Communications invited written comments in April 2005 and public hearings are expected to continue through to August 2005. The Bill aims to supplement or replace current sector specific legislation and change the market structure from a vertically integrated, infrastructure based, market structure to a horizontally integrated, service based, technology neutral, market structure with a number of separate licenses being issued for different areas. Pursuant to the current version of the Convergence Bill, licenses would be awarded for the following areas:

- communications network services for the provision of infrastructure for the purpose of communications;

- communications services for the conveyance of communications over communications networks, but excluding content services;

- application services which provide value added services to a communication service;

- broadcasting services for the unidirectional broadcasting of television or sound material; and

- radio frequency spectrum licenses.

The Convergence Bill envisions that licenses for communications network services, broadcasting services and radio frequency spectrum will be licensed on an individual basis and that licenses for all other services will be subject to class licenses. Existing licenses are expected to be grandfathered until converted to new licenses in line with the convergence legislation. We expect that the new licensing framework will result in the market becoming more horizontally integrated and will further increase competition in our fixed-line business. In addition, the process of converting our licenses to the new licensing framework may be lengthy and complex and could result in the imposition of additional obligations and limitations in connection with the converted licenses, which could disrupt our business operations and decrease our net profit.

Interconnection

The Telecommunications Act, 103 of 1996, establishes the general conditions for interconnection among licensed operators. In particular, the Telecommunications Act, 103 of 1996, guarantees the right of any licensed operator to interconnect with operators licensed to provide public switched telecommunication services, including the second national operator. The Telecommunications Act, 103 of 1996, empowers ICASA to prescribe guidelines as to the terms and conditions of interconnection agreements and it confers on ICASA powers to intervene and propose, or to set its own terms and conditions where the parties are unable to reach an agreement or the agreed terms are not consistent with the relevant guidelines. Any terms and conditions of an interconnection agreement set by ICASA are binding between the parties.

In 2000, ICASA issued, and the Minister of Communications approved and promulgated, interconnection guidelines, which stipulate, among other things, that certain operators may be declared to be "Public Operators," that certain operators may be declared to be "Major Operators," and that certain telecommunication services may be declared to be "Essential Services." A Major Operator must provide Essential Services to Public Operators at the Long Run Incremental Cost, or LRIC, of those services, including a reasonable allocation of common costs.

Supplementary interconnection guidelines, approved by the Minister of Communications, were issued by ICASA in 2002. These guidelines declare Telkom to be a Major Operator, its interconnection services to be Essential Services and the second national operator, the mobile cellular operators and the underserviced area licensees to be Public Operators. An amendment to the Telecommunications Act in 2004 declares that, for the purpose of the interconnection guidelines, Sentech, Telkom, the second national operator, the mobile cellular operators, national long-distance licensees, local area licensees, under serviced areas licensees, and public payphone licensees are Public Operators. The guidelines further prescribe that the Essential Services must be made available at the "Fully Allocated Cost" of those services for the first two years, and thereafter, LRIC based interconnection prices will become mandatory. In May 2005 ICASA initiated an enquiry into whether MTN and Vodacom should be declared Major Operators. If MTN and Vodacom were declared to be Major Operators, they would be required, like Telkom, to provide interconnection services at LRIC based interconnection prices.

Draft interconnection guidelines were published for comment in January 2005. These guidelines consolidate all previous interconnection guidelines, however, they propose to extend the right to interconnection services at LRIC based prices to all licensees. The consultative process on these guidelines has not yet been concluded.

The interconnection agreements between Telkom and Vodacom and MTN that preceded the Telecommunications Act, 103 of 1996, were renegotiated and amended in 2001. An interconnection agreement, on substantially the same terms, was negotiated and concluded with Cell C.

Facilities leasing

As in the case of interconnection, the Telecommunications Act, 103 of 1996, establishes the general conditions for the leasing of telecommunications facilities. The Telecommunications Act, 103 of 1996, guarantees the right of licensed operators to obtain telecommunications facilities from operators licensed to provide public switched telecommunication services, including the second national operator, and it empowers ICASA to prescribe guidelines for facilities leasing agreements. The Telecommunications Act, 103 of 1996, confers on ICASA powers to intervene and propose, or to set its own terms and conditions where the parties are unable to reach an agreement or where the agreed terms are not consistent with the relevant guidelines, regulations or the Telecommunications Act, 103 of 1996. Any terms and conditions of a facilities leasing agreement set by ICASA are binding between the parties.

In 2000, ICASA issued, and the Minister of Communications approved and promulgated, facilities leasing guidelines, which stipulate, among other things, that certain operators may be declared to be "Public Operators," that certain operators may be declared to be "Major Operators," and that certain telecommunication facilities may be declared to be "Essential Facilities." A Major Operator must provide Essential Facilities to Public Operators at the LRIC of those facilities, including a reasonable allocation of common costs. An amendment to the Telecommunications Act in 2004 declares that, for the purpose of the facilities leasing guidelines, Sentech, Telkom, the second national operator, the mobile cellular operators, national long-distance licensees, local area licensees, and licensees in underserviced areas are Public Operators.

In addition, the Telecommunications Act, 103 of 1996, requires us to allow the second national operator to use all of our telecommunications facilities for the first two years of its license, on a resale basis, for the purpose of providing public switched telecommunication services. The second national operator will be able to lease facilities from Telkom for a two year period to provide its services, and is allowed to have shared access to the local loop for a period of two years. It is unclear whether we will be required to allow access to the second national operator at LRIC-based prices beyond such two year period in respect of other services, although the guidelines issued by ICASA may be interpreted to prescribe that beyond the two year period, LRIC prices will become mandatory as described below. We may also be required to lease or otherwise make our telecommunications facilities available to the second national operator beyond the first two years of its license.

The supplementary facilities leasing guidelines issued by ICASA and approved and promulgated by the Minister of Communications in 2002, list a set of Telkom's facilities that are declared to be Essential Facilities. Among those essential facilities is shared access to the local loop by the second national operator for the first two years of its license. The guidelines further prescribe that the Essential Facilities must be made available at the Fully Allocated Cost of those facilities for the first two years and thereafter LRIC based prices will become mandatory.

Draft facilities leasing guidelines were published for comment in January 2005. These guidelines consolidate all previous facilities leasing guidelines, however, they propose to extend the right to obtain facilities at LRIC based prices to all licensees. The consultative process on these guidelines has not yet been concluded. If we are unable to negotiate favorable terms and conditions for the provision of the services and facilities covered by the guidelines or ICASA otherwise imposes terms

Tariffs

The Telecommunications Act, 103 of 1996, and regulations made under the Act impose a price cap formula on a basket of specified services that we previously had the exclusive right to provide, including: installations; prepaid and postpaid line rental; local, long distance and international calls; fixed-to-mobile calls; public payphone calls; ISDN services; our Diginet product; and our Megaline product. Approximately 80% of Telkom's operating revenue in the year ended March 31, 2005 was included in this basket. Our tariffs for these services are filed with ICASA for approval. Revenue from services in the basket may not be used to subsidize other products and services outside the basket. Historically, the overall tariffs for all services in the basket could not be increased by more than 1.5% below inflation in South Africa, based on the consumer price index and measured using revenue for the services in the basket at constant volumes for the prior year. In addition, the overall tariffs for a sub-basket of services provided to residential customers could not be increased by more than 1.5% below inflation in South Africa, based on the consumer price index and measured using revenue for the services in the basket at constant values for the prior year. The Minister of Communications has published regulations on a new price control regime that provides for the cap to be increased from 1.5% to 3.5% and the inclusion of ADSL products and services in the basket for which there is a price cap, effective from August 1, 2005 through July 31, 2008. In addition, prior to January 1, 2003, the price of any individual product or service included in the basket could not be increased by more than 20% above inflation in South Africa in any year. From January 1, 2003, the price of any individual product or service included in the basket may not be increased by more than 5% above inflation in South Africa in any year. Effective August 1, 2005, the price of services in the residential sub-basket, leased lines up to and including lines of a capacity of 2Mbit/s and the installation and rental of business exchange lines may not be increased by more than 5% above inflation in South Africa in any year.

ICASA approved a 2.2% increase in the overall tariffs for all services in the basket effective January 1, 2004 and a 0.2% increase in the tariff for the services in the basket effective January 1, 2005. In December 2002, as a result of an out of court settlement related to our tariff increase in the prior year, ICASA approved our tariff filing providing for a 9.5% increase in the overall tariffs for all services in the basket effective January 1, 2003, based on the increase in the consumer price index for the twelve months ended September 30, 2002 of 12.5%. Statistics South Africa Limited subsequently revised the calculation of the consumer price index for the twelve months ended September 30, 2002 downward to 11.2%, although our tariffs were not affected.

See Item 3. "Key Information–Risk Factors–Risks Related to Regulatory and Legal Matters–Our tariffs are subject to approval by the regulatory authorities, which may limit our flexibility in pricing and could reduce our net profit. Vodacom's revenue and net profit could decline if wholesale price controls are imposed on it."

Pursuant to its mobile cellular telecommunications license, Vodacom has to lodge all tariff plans or any amendments to existing tariff plans with ICASA. No increase in the price of any service or in some cases, a basket of services, greater than the percentage annual increase in the consumer price index is allowed without ICASA's approval. Vodacom's most recent annual tariff increases were lodged on September 6, 2004 and approved by ICASA on September 13, 2004. The average tariff increase was 0.4%, effective November 1, 2004.

Universal service obligations

As part of our five year exclusivity period ended May 7, 2002, we had 16 service quality and line roll-out targets for our fixed-line business, including the following universal service obligations:

• to build 2.69 million new access lines, including 1.67 million lines in underserviced areas;

• to connect 3,204 villages; and

• to install 120,000 payphones.

We substantially met all of our fixed-line service and line roll-out targets with the exception of our residential fault rate target, our aggregate fixed-line roll-out target and targets which required us to provide service to underserviced villages and to replace analog lines with digital lines. We elected not to roll-out lines in our last year of exclusivity where it was not economical to do so. As a result, we missed our line roll-out target by 16,448 lines, or 0.6%. Our license required us to pay penalties for missing the service quality and line roll-out targets contained in our license. Based on the previous requirements contained in our existing license, we incurred total penalties for failing to meet these targets of approximately R15 million. We do not currently anticipate that we will have any additional fixed-line roll-out targets.

Our public switched telecommunications license requires us to provide basic voice telephone service to every person in South Africa who requests such service, who can afford it and who enters into a contract with us for such service, and to install, connect, maintain and repair a telephone to use such service, and provide access to emergency organizations and directory information services. However, we are not required to provide the foregoing services where ICASA determines that the demand for such services can be met by other means and, as a result, it would be unduly burdensome in the circumstances for us to provide the telecommunications service requested.

The Minister of Communications issued a public statement in 2002 describing our future obligations to assist in the continued development of communications services to the South African population. The obligation will be a contribution to the Universal Service Fund, or USF, and ongoing universal service obligations imposed on us through the generic terms of our license. In the past we had to contribute to the USF R10 million per annum escalated by inflation from 1997. Beginning in the 2005 financial year, such contribution is set at 0.2% of the prior year's revenue for Telkom. The first such payment was made in July 2004. Vodacom's contribution to the USF is on the same basis as Telkom. New social obligations were imposed with Vodacom's new 1800MHz license and third generation spectrum license whereby Vodacom must provide and distribute 2.5 million SIM cards and 125,000 handsets over a period of five years to underserviced persons in underserviced areas and internet to 5,140 schools over an eight year period.

Vodacom's mobile cellular telecommunications license contains an obligation that required Vodacom to provide 22,000 community services, or public access, telephones in underserviced areas by June 1, 1999, which Vodacom satisfied. More than 25,000 community service telephones were deployed as of March 31, 2005. Two deployment methods are in use, namely a phone shop based telephone and portable telephone deployed at educational or other community institutions. Good progress has been made with the phasing out of the portable handsets and replacing them with phone shop based telephones, called Sigis.

The training of the community services telephone operators in business skills received significant attention during the 2004 and 2005 financial years. Vodacom funded the training of community services telephone operators in areas such as financial management and marketing. Vodacom's future universal service obligations will also consist of a contribution to the USF, and possible new universal access obligations.

Regulatory accounts

Under the Telecommunications Act, 103 of 1996, and our public switched telecommunications service license, we are required to report and account to ICASA, our retail and wholesale activities using a specific accounting methodology set out in a Chart of Accounts and Cost Allocation Manual, or COA/CAM. The adoption of this methodology by us requires the aggregating and disaggregating of general ledger accounts in a different manner than we prepare accounts in accordance with IFRS. It also requires a reconciliation of the accounts. We were required to put the necessary accounting and management information systems, which would have enabled us to prepare such reports and accounts, in place by May 7, 2002, subject to ICASA issuing the COA/CAM regulations. The regulations, however, were only published on July 19, 2002. The regulations required the first submission of our regulatory financial statements to take place by September 30, 2003. However, the regulations also recognized the burden placed by the reporting requirements on operators and subsequently adopted a phased implementation approach. Accordingly, we have made written submissions to ICASA setting out the steps to be taken, work involved and proposed timeframes to implement systems to comply with the reporting obligations of the regulations. Following negotiations, ICASA agreed to postpone the deadline for the submission of audited regulatory financial statements on an historic cost basis to September 30, 2004 and on a current cost basis, including LRIC statements to June 30, 2005. Telkom submitted audited historic cost reports on September 30, 2004. Telkom does not currently believe that it will be able to provide audited regulatory financial statements by June 30, 2005 and has requested ICASA for an extension to provide audited regulatory financial statements on a current cost basis until September 30, 2005 and on a LRIC basis until September 2006. These regulations also required us to develop procedures manuals that set out how we will implement the COA/CAM accounting methodology in practice. The procedures manual for the accounting separation on an historical basis was approved by ICASA on June 30, 2004, while the procedures manual for the conversion to the current cost basis was submitted to ICASA on July 5, 2005 and for the accounting on a LRIC basis will be submitted in 2006.

Carrier pre-selection

We were required to implement carrier pre-selection, with call-by-call override capabilities, by no later than December 31, 2003 pursuant to regulations imposed by ICASA. Telkom has conditioned its exchanges to provide call-by-call carrier selection by December 2003. We will not be able to fully implement carrier pre-selection until the second national operator is licensed and the second national operator's interconnection systems and the inter-operator process and systems to support carrier pre-selection become available. The carrier pre-selection regulations provide for call-by-call carrier pre-selection to be implemented by Telkom two months and automatic carrier pre-selection to be implemented ten months after having received such request from another operator. A lead time of 12 to 18 months from the date of the request is estimated by Telkom for implementation of automatic-carrier pre-selection. Regulations indicate that the system set-up costs may be recovered as part of the prescribed annual review of fees and charges, but no further detail is available. We are currently engaged with ICASA to define the manner in which such costs could be recovered.

Slamming, which is the transfer of a user from one operator to another without such user's knowledge or authorization, is to be prohibited. There is a risk that the procedure to combat slamming may not be effective and would result in further market share losses. Carrier pre-selection is not applicable to mobile cellular operators.

Number portability

The Telecommunications Act, 103 of 1996, mandates that number portability enabling customers to retain their fixed-line and mobile telephone numbers if they switch between fixed-line operators and between mobile cellular operators will be introduced starting in 2005. The regulations for the implementation of fixed-to-fixed and mobile-to-mobile number portability are being developed. It is currently expected that Telkom will be required to provide "block" number portability in 2005, provided a second licensed fixed-line operator exists, and individual number portability later, but within 12 months being requested by an operator. Implementation of number portability requires the publication of functional specification regulations for fixed and for mobile number portability. Consultation on the mobile number portability functional specification is in progress. The consultation process on the fixed number portability functional specification has not commenced yet. The set-up and per-operator costs are typically the largest cost components of implementing number portability. Similar to carrier pre-selection, there is a risk of not fully recovering system set-up costs. New draft guidelines are expected soon. Although the license for the second national operator has not yet been issued, the statutory deadline remains in force.

Unbundling the local loop

Given that the only existing public fixed-line network is operated by Telkom under its license, and that Vodacom, MTN and Cell C each operate independent mobile communications networks, there are no rules dealing specifically with equal and unbundled access to shared resources.

While the Telecommunications Act, 103 of 1996, currently provides that we will not be required to unbundle our local loop for a period of two years after the issue of the second national operator's license, it is envisioned that as the industry is further liberalized, operators such as us with existing facilities and access lines, will be obliged to make these available to new entrants. The second national operator will be entitled to lease our telecommunications facilities for a period of two years after being licensed. Furthermore, although it is not our interpretation, the relevant provisions may be interpreted that the second national operator may have shared access to the local loop, which is understood to mean access to the higher bandwidth for xDSL applications beyond such two years. The foregoing is an exception to the generic provision that the local loop will not be unbundled during the first two years of the second national operator's license.

Licenses

Fixed-line telephone services

Public switched telecommunications services

On November 15, 1996, we were deemed to be the holder of a license to provide public switched telecommunication services under the Telecommunications Act, 103 of 1996, and on May 7, 1997, we were issued a written license by the Minister for Posts, Telecommunications and Broadcasting to provide public switched telecommunications services in South Africa for a minimum period of 25 years, which included our exclusivity period of five years that ended on May 7, 2002.

Under this license we are authorized to provide, among other things, the following:

• national long distance telecommunications services;

• international telecommunications services;

• local access telecommunications services;

• public pay telephone services;

• fixed-lines, infrastructure and facilities required to provide the above services;

• telecommunications facilities to be used by any person for the provision of value-added network services;

• telecommunications facilities comprising fixed-lines to be used by operators for the provision of mobile communications services and any other telecommunications services;

• telecommunications facilities to be used by any person for the provision of any private telecommunications network, with the exception of certain private telecommunications networks situated on a single piece of land or two or more contiguous pieces of land owned by the same person, or maintained by Transnet or Eskom as authorized under the Telecommunications Act, 103 of 1996;

• connection to our network of any other licensed telecommunications system or service both inside and outside of South Africa; and

• conveyance of signals to and from telecommunications systems and equipment connected to our network, together with any switching or other services incidental to such conveyance.

Additionally, we are entitled under the Telecommunications Act, 103 of 1996, to manufacture, sell, supply, distribute and maintain certain telecommunication facilities and equipment, including customer premises equipment and software, provided that ICASA consents to the commercial marketing, distribution or sale of such facilities or equipment.

Furthermore, the 2001 amendment to the Telecommunications Act, 103 of 1996, provides for fixed-mobile services to be deemed a new public switched telecommunications service that may be provided with a public switched telecommunications service license or an underserviced area license. A fixed-mobile service is a service that permits a customer of the licensee to access the public switched telecommunications network of the licensee and obtain telecommunications services from such licensee from either a fixed point or while in motion within the local exchange area, but does not permit or include call handover between cells. Our public switched telecommunications service license has not yet been amended to include fixed-mobile services and it is not expected that it will be so amended until a license is issued to a second national operator.

The license fee payable by us under this license amounts to 0.1% of our annual revenues generated from the provision of the licensed public switched telecommunications services.

Our public switched telecommunications services license may be revoked by ICASA if we repeatedly fail to comply with an order made by ICASA pursuant to the Telecommunications Act, 103 of 1996, and fail to correct the non-compliance within 90 days of being requested to comply, or if we are placed in final liquidation or put under a provisional or final judicial management order.

We are also obliged to publish our charges and the manner which we adopt for determining those charges in respect of the various telecommunications services provided by us. Provision is also made for the protection of customer confidentiality and other information that we receive from our customers in the course of providing telecommunications services to them. Bills to our customers must reflect the type of service, the units for which charges are made, and at a minimum, the starting time of each connection, the number called and the duration and number of units for each call. Our records must identify for customers the basis for the amount charged for the use of our services and we are required to retain such information to allow ICASA the ability to have an independent quality assurance check performed to ensure that the billing process complies with the aforesaid requirements.

Our license also requires us to establish efficient procedures, taking into account predominant regional languages and to provide assistance to customers with complaints during normal business hours. Our procedures for dealing with customer complaints must include a procedure for referring any disputes relating to such complaints to an affordable independent arbitration procedure instead of a court. Finally, we are required, in consultation with ICASA, to prepare and publish a code of practice that duly takes account of predominant regional languages, giving guidance to our customers in respect of any disputes with or complaints from such customers relating to the provision of telecommunications services.

ICASA has indicated that they may seek to review and possibly amend the terms of our public switched telecommunications services license in 2005. It is not clear whether this will happen or to what extent ICASA will seek to impose new service and installation targets in our public switched telecommunications services license or impose additional obligations on us. However, under our existing license, such a review and amendment can, in some instances, only be effected through a public comment process with our participation, and in other instances, only with our consent. We cannot, however, predict the outcome of such a contemplated review.

Other licenses

On November 15, 1996, we were deemed to be the holder of a license to provide value-added network services under the Telecommunications Act, 103 of 1996, and on May 7, 1997, we were issued a written license by the Minister for Posts, Telecommunications and Broadcasting to provide value-added network services on a non-exclusive basis for a period of 25 years.

Our value-added network service license may be revoked by ICASA if we repeatedly fail to comply with an order made by ICASA and fail to correct the non-compliance within 90 days, or if we are placed in final liquidation or under a provisional or final judicial management order.

On February 21, 1997, we were deemed to be the holder of a radio frequency spectrum license to provide telecommunication services and facilities, and on May 7, 1997, we were issued a written license by the Minister for Posts, Telecommunications and Broadcasting to use the relevant bands of radio frequency spectrum. We use the radio spectrum for the provision of fixed links within our network, both land based and satellite, and for wireless local loop applications. Where these bands were licensed to us on a shared or non-exclusive basis, ICASA is to ensure that any other licenses issued to other entities do not create harmful interference with our use of the radio frequency spectrum. Our use of the radio frequency spectrum is subject to our compliance with the relevant provisions of international telecommunications conventions, the radio regulations and the International Telecommunications Union radio regulations agreed to or adopted by the Republic of South Africa. We are only authorized to use our assigned frequency bands for the provision of public switched telecommunication services.

Our radio frequency spectrum license may be revoked by ICASA if we repeatedly fail to comply with an order made by it and fail to correct the non-compliance within 90 days of being requested to comply, or if we are placed in final liquidation or under a provisional or final judicial management order. Additionally, our radio frequency license will terminate if our public switched telecommunication services license is terminated.

Under the Telecommunications Act, 103 of 1996, each of Vodacom, MTN, Telkom and the second national operator are all entitled to apply for, and acquire, licenses for the use of 1800MHz radio frequency spectrum and radio frequency spectrum for the provision of third generation services. Cell C's existing license already includes the right to use radio frequency spectrum in the 1800 MHz band. Vodacom and MTN have obtained licenses for the use of 1800 MHz radio frequency spectrum and radio frequency spectrum for the provision of third generation services and Telkom has applied for such licenses.

Our Swiftnet subsidiary has been granted a telecommunications license and a radio frequency spectrum license providing for:

• Swiftnet to construct, maintain and operate a national wireless data network and to provide wireless data telecommunication services; and

• interconnection with our network.

Under our interconnection agreement with Swiftnet, we must charge Swiftnet those tariffs recommended by ICASA and approved by the Minister of Communications.

Swiftnet is currently in violation of its license that requires it to have a 30% BEE partner.

See "–Other Regulatory Issues" below.

Mobile cellular telephone services

On September 30, 1992, a multiparty implementation agreement was concluded between us, Vodacom, MTN, the Postmaster-General and the South African Government dealing with the licensing of Vodacom and MTN. On the same date, Vodacom was issued with a mobile cellular telecommunications license for a validity period of 15 years.

On July 1, 1997, Vodacom was deemed to be the holder of a license to provide mobile cellular telecommunications services in accordance with the Telecommunications Act, 103 of 1996, subject to the terms and conditions of the written mobile cellular telecommunications license issued by the Postmaster-General and the multiparty implementation agreement, and on August 19, 2002, Vodacom was issued a written mobile cellular telecommunications service license by the Minister of Communications and ICASA, pursuant to the Telecommunications Act, 103 of 1996, incorporating the terms and conditions of the original license and agreement, subject to certain legislatively mandated changes. Under this license, Vodacom is authorized to construct, maintain and use its public land mobile communications network for the provision of mobile cellular telecommunications services, and to interconnect with our public switched telecommunications network and the public land mobile communications networks of other licensed mobile cellular telecommunications service providers. An initial license fee of R100,000,000 was payable by Vodacom and an ongoing license fee of 5% of Vodacom's audited net operational income generated from the provision of the licensed services is payable by Vodacom quarterly in arrears.

Vodacom's mobile cellular telecommunications license may be revoked by ICASA, with the approval of the Minister of Communications, if Vodacom is placed in liquidation or under judicial management, or if there is a change in the direct or indirect ownership of 25% of the issued voting share capital of Vodacom in any one transfer or a change in the ownership of any of the issued voting share capital of Vodacom that results in a change to the composition of one-quarter of Vodacom's board of directors, in either case without ICASA's prior written approval, Vodacom takes steps to deregister itself or is deregistered, or Vodacom fails to pay the required license fee after due demand by ICASA.

Vodacom's use of its public land mobile communications network is authorized for the provision of a GSM based national mobile cellular telecommunications service and the connection of fixed and mobile terminal equipment using GSM cellular telephony technology. For the duration of this license, Vodacom's network must conform to the GSM specification standards and recommendations of the International Telecommunications Union as adopted by South Africa, as well as with the GSM specifications set by the European Technical Standards Institute, or ETSI.

Vodacom's mobile cellular telecommunications license requires Vodacom to provide facilities to enable a caller, free of charge, to communicate with an emergency organization as swiftly as practicable and sets out certain customer service standards with which Vodacom is required to comply. This license also requires Vodacom to use reasonable endeavors to ensure that certain information is kept confidential. Vodacom is obliged to provide directory services and to liaise with other licensees in that regard. Vodacom and its service providers are not entitled to show any undue preference to any person or class of person and Vodacom must develop, publish and enforce guidelines for use by its personnel when handling inquiries and complaints from customers to whom it supplies telecommunications facilities. These guidelines must be included in its contracts with service providers and must be published and available to customers. Vodacom's license prescribes that the guidelines must address the following areas of the provision of customer services:

- procedures for handling customer complaints;

- the time frame for handling customer complaints through such procedures;

- further recourse available to a customer who is dissatisfied with Vodacom's complaint handling procedures;

- procedures adopted by Vodacom to check the accuracy of a customer's telephone account;

- procedures to be adopted by Vodacom to assist customers in disaster situations; and

- availability to customers of quality of service information relating to Vodacom's network services.

Vodacom was also issued a radio frequency spectrum license simultaneously with its mobile cellular telecommunications license permitting it to use the 890.2/935.2MHz to 900.0/945.0MHz radio frequency spectrum for purposes of providing mobile cellular telecommunications services, valid for the duration of Vodacom's mobile telecommunications license of fifteen years. Vodacom was also granted a license, effective July 1, 1995 for the use of an additional 1-2 MHz of GSM900MHz radio frequency spectrum under its mobile cellular telecommunications license. Pursuant to the Telecommunications Act, 103 of 1996, the three mobile cellular licensees were given the right, upon application, to be granted licenses to use 1800MHz frequency spectrum on payment of fees as determined by the Minister of Communications. In addition, Vodacom was awarded a permanent 1800MHz license on October 29, 2004 and a 3G spectrum license on November 30, 2004. The license fees for 1800MHz and 3G spectrum is R5 million access fee each per annum and R100,000 per MHz pair.

Vodacom was issued a license to provide value added network services on October 20, 1998. On May 20, 2005, ICASA published new regulations for value added network service providers. This set of regulations repeals the previous set of regulations under which Vodacom had to re-apply for its VANS license on February 27, 2004. In terms of the new regulations, Vodacom "shall be deemed to have applied in accordance with these regulations." ICASA will now consider Vodacom's re-application for its VANS license in terms of these regulations. Vodacom's current VANS license remains valid until such time as a new VANS license is re-issued by ICASA.

Vodacom is obliged to keep and maintain statistics on complaints made to it by its customers. The statistics must be provided to ICASA at least once every six months and ICASA may, after consultation with Vodacom, publish these statistics.

Vodacom has to date been allocated a total of 24 million numbers, the full 072, 082 as well as 0761, 2, 3 and 4 number ranges. Vodacom applied for an additional 2 million numbers on May 5, 2005 in the 0765 and 0766 number ranges.

Ownership Restrictions

Pursuant to the ownership regulations issued under the Telecommunications Act, 103 of 1996, Telkom is a public switched telecommunications services licensee operating in a "concentrated market," which is a market where there are fewer than five licensees. Pursuant to these regulations, no person who holds a direct or indirect 5% ownership interest in Telkom, other than the Government of the Republic of South Africa and passive institutional investors who do not participate in our management, is entitled to hold a 5% or greater ownership interest in any other licensed operator providing the same category of telecommunications services as Telkom in that concentrated market, such as the second national operator. The same prohibition applies in relation to a person holding such an ownership interest in both Vodacom and another mobile cellular telecommunications service licensee. In addition, licensees such as Telkom and Vodacom are required to maintain accurate and detailed records indicating the name, address, telephone number, e-mail address and other contact details of all persons holding a direct or indirect ownership interest of 5% or more in the licensee, the number of shares or other ownership interests owned of record by each such person, the identity of each such person entitled to vote, and must annually file such information with ICASA. ICASA is entitled, at the request of the licensee, to waive the licensee's obligations with respect to maintaining certain of the information where the licensee's issued share capital is listed on the JSE or any other internationally recognized securities exchange and the information is not kept in the ordinary course with respect to such listed issued share capital and is not otherwise required by such exchanges. Under the same regulations, licensees such as Telkom and Vodacom are required to obtain the prior written approval of ICASA, in an application that is signed by the licensee, the transferor and the transferee, for any transfer of a control interest in the licensee. A control interest in a licensee includes a direct or indirect:

- beneficial ownership of more than 25% of the issued share capital of that licensee;

- entitlement to vote a majority of the votes that may be cast at a general meeting of that licensee;

- ability to appoint or veto the appointment of a majority of the directors of that licensee;

- holding company of that licensee; or

- ability to direct or cause the direction of the management and policies of that licensee in a way similar to the foregoing.

The criterion to be used by ICASA in considering the application is whether the licensee will be able to satisfy its obligations under its licenses and comply with the Telecommunications Act, 103 of 1996, and the regulations thereunder after the transfer concerned. Any transfer in violation of these regulations is void.

Other Regulatory Issues

We are subject to the provisions of the Competition Act, 89 of 1998, which, together with the Telecommunications Act, 103 of 1996, regulates uncompetitive behavior in the communications industry in South Africa. The Competition Commission and ICASA have come to an arrangement regarding jurisdictional issues existing between the two regulations. Under the provision of these two Acts, we may not act uncompetitively or unfairly discriminate against any person.

The Republic of South Africa is a member of the World Trade Organization and is a signatory to the Basic Agreement on Telecommunications. The commitments made by the Republic of South Africa are embodied in the provisions of the Telecommunications Act, 103 of 1996, in respect of the liberalization of the South African telecommunications industry.

The Regulation of Interception of Communications and Provisioning of Communication-related Information Act, 70 of 2002, requires Telkom, Vodacom and other licensees to install equipment and put in place procedures that would allow certain agencies of the Government of the Republic of South Africa to intercept and monitor communications over our respective networks and to retain records and copies of such communications for a prescribed period of time commencing in July 2003. The Minister of Communications has not, however, prescribed the type of communications related information to be stored and the manner and period such information must be stored. The storage period is expected to be between three and five years from the date of transmission. Telecommunications service providers must obtain and retain full information relating to the identity of each customer. Telkom's and Vodacom's compliance with this requirement will require Telkom and Vodacom to incur substantial set-up and maintenance time and costs. Our estimated capital expenditure and the extent of the cost recoverability have not been determined.

In certain South African judgments, we have been regarded as an organ of state. In addition, some legislation, notably the South African Promotion of Administrative Justice Act, 3 of 2000, have provisions that identify us as rendering a public service. As a result, some decisions that would otherwise be normal business decisions in other listed companies need to go through a consultative process with the Government before we can make them.

Finally, our subsidiary Swiftnet is required, in terms of its license, to have at least 30% of its shares held by historically disadvantaged individuals or entities. In accordance with such requirement, a black economic empowerment investor acquired a 40% equity stake in Swiftnet, subject to its ability to raise the necessary funding. The black economic empowerment investor failed to meet its obligations resulting in Telkom reacquiring this stake thus placing Swiftnet in breach of its license requirement. ICASA has required Swiftnet to remedy the breach of its license. If not remedied, there is a risk of Swiftnet's license being revoked. Telkom, in consultation with ICASA, is in the process of openly tendering to obtain a suitable black economic empowerment partner. ICASA is being kept informed of all proceedings.

The Information Communication and Technology, or ICT, black economic empowerment charter process commenced on September 16, 2003. The ICT Charter seeks to establish a self-regulatory framework for the promotion of transformation in the ICT sector through the establishment of a balanced scorecard on empowerment. The scoring of the balanced scorecard will ultimately determine the black economic empowerment status of a company intending to engage Government when applying for a license in a regulated economic activity, entering into a public-private partnership, or engaging in any economic activity in South Africa. As such this process is of vital importance to Telkom and Vodacom. Telkom and Vodacom have been actively involved in the development of the BEE Charter for the ICT sector. A final draft was sent to the Minister of Communications in May 2005 and is in the process for Cabinet approval.

ORGANIZATIONAL STRUCTURE

Our business consists of two segments:

• a fixed-line segment; and

• a mobile segment.

Our fixed-line segment consists of our fixed-line business, which provides fixed-line access and data communications services through Telkom; directory services through our 64.9% owned Telkom Directory Services subsidiary; and wireless data services through our wholly owned Swiftnet subsidiary. Our mobile segment consists of our 50% interest in Vodacom, our joint venture.

Our group operational structure is as follows:



PROPERTY, PLANT AND EQUIPMENT

Fixed-line

Our principal executive offices are located at Telkom Towers North, 152 Proes Street, Pretoria 0002, Republic of South Africa and comprised approximately 27,000 square meters of office space as of March 31, 2005. In addition, our information technology center comprises approximately 22,000 square meters and our network operations center comprised approximately 24,000 square meters as of March 31, 2005. Our executive offices are leased from the Telkom Retirement Fund under a lease agreement which will expire on January 31, 2019. The total area of all our properties as of March 31, 2005 comprised approximately 2.5 million square meters consisting of approximately 1.5 million square meters of owned, approximately 403,000 square meters of leased and approximately 597,000 square meters of other type properties. As of March 31, 2005, we leased approximately 234,000 square meters of office space pursuant to lease agreements. Except as stated to the contrary below, our leases expire at various times ranging from one month to five years.

Our properties primarily consisted of 2,459 electronic telephone exchanges, 49 microwave transmission towers, three satellite stations, 128 customer service branches, including Telkom Direct, shops, 252 customer service centers, three information technology centers and one network management center as of March 31, 2005.

Details of the principal immovable property leased and owned by our fixed-line business as of March 31, 2005 are as follows:

Type of Property	Leased or Owned	Lessor	Lessee	Location	Current Monthly Rental	Expiration Date
Head office	Leased	Telkom Retirement Fund	Telkom	152 Proes Street, Pretoria South Africa	R1,183,545	Jan 31, 2019
Equipment related	Leased	Telkom Retirement Fund	Telkom	178 Vermeulen Street, Pretoria, South Africa	R394,145	Jan 31, 2019
Information technology center	Leased	Telkom Retirement Fund	Telkom	21 Teddington Street, Tygerberg, Bellville, South Africa	R979,610	Jan 31, 2019
Network operations center	Owned	n/a	n/a	55 Oak Avenue, Highveld, Centurion South Africa	n/a	n/a
Information Technology, Technopark	Owned	n/a	n/a	91 Oak Avenue Highveld, Centurion, South Africa	n/a	n/a
National Business Solutions Center	Owned	n/a	n/a	61 Oak Avenue, Highveld, Centurion, South Africa	n/a	n/a
Hillbrow microwave tower	Owned	n/a	n/a	Claim Street, Hillbrow, Johannesburg South Africa	n/a	n/a
Pretoria microwave tower	Owned	n/a	n/a	Devenish Street, Groenkloof, Pretoria South Africa	n/a	n/a
Hartebeesthoek satellite station	Owned	n/a	n/a	Old Krugersdrop Road, On The Farm Hartebeesthoek South Africa	n/a	n/a
Electronic telephone exchange	Owned	n/a	n/a	Sivewright Street, New Doornfontein, Johannesburg, South Africa	n/a	n/a

Our leased and owned property facilities are managed pursuant to a management agreement with Total Facilities Management Company (Proprietary) Limited, a company incorporated in the Republic of South Africa, of Meersig Building, 48 West Avenue, Centurion. The consideration paid to Total Facilities Management Company for management services in the year ended March 31, 2005 was R152 million. The management agreement terminates on March 31, 2011.

Mobile Communications

Vodacom's principal executive offices are located at Vodacom Corporate Park, 082 Vodacom Boulevard, Vodavalley, Midrand, 1683, Republic of South Africa. Vodacom's South African properties primarily consist of 6,026 base transceiver stations, 242 base station controllers, 31 mobile switching centers including VLR's and gateways, a network management center and a customer service center as of March 31, 2005. The total area of all of Vodacom's properties, excluding its network and retail outlets, was approximately 150,700 square meters as of March 31, 2005, consisting of approximately 102,200 square meters of owned properties and approximately 48,500 square meters of leased properties. Vodacom's leases expire at various times on terms up to 14 years.

Vodacom leases transmission lines from Telkom under a lease agreement for the provision of its backbone infrastructure.

Item 5. Operating and Financial Review and Prospects

OPERATING RESULTS

You should read the following discussion together with the consolidated financial statements of the Telkom Group and Vodacom and the notes thereto included elsewhere in this annual report. The Telkom Group and Vodacom have prepared their financial statements in accordance with IFRS, which differs in certain respects from US GAAP. For a description of the principal differences between IFRS and US GAAP relevant to the financial statements of the Telkom Group and Vodacom and a reconciliation to US GAAP of net income and shareholders' equity, see note 47 of the notes to the audited consolidated financial statements of the Telkom Group as of and for each of the three years in the period ended March 31, 2005 and note 45 of the notes to the audited consolidated financial statements of Vodacom as of and for each of the three years in the period ended March 31, 2005.

Restatements, reclassifications and changes in accounting policies

The Telkom Group's consolidated financial information discussed below reflects the following changes to the basis of preparation:

- the early adoption of certain of the standards designed to form the IASB's "stable platform," which are applicable for financial years beginning on or after January 1, 2005;

- the restatement of previously reported revenue relating to mobile equipment sales, deferred taxation and sick leave liability;

- a change of accounting policies with regard to revenue recognition, minority interest and goodwill translation and amortization;

- the adoption of IFRS3 and revised IAS36 and IAS38, which are applicable for financial years beginning on or after April 1, 2004; and

- the reclassification of certain comparative figures in accordance with current period classification and presentation.

The changes in accounting policies relate to the following areas:

- the deferral and recognition of mobile activation revenue and related costs ratably over the average expected life of the customer with the excess of the costs over revenues being expensed immediately in accordance with the principles contained in United States accounting guidance as detailed in the Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables;

- the reclassification of transactions with minority interest into equity as a result of the adoption of IAS27;

- the translation of goodwill resulting from the purchase of a foreign operation at exchange rates at the balance sheet date as opposed to the exchange rate on the transaction date based on the revised IAS21; and

- the adoption of IFRS3 pursuant to which goodwill is no longer amortized and is instead tested for impairment on an annual basis.

The restatements relate to the following areas:

- a reduction in mobile operating revenue and selling, general and administration expenses due to the incorrect recording of revenue and network operating costs at the time of upgrades on handsets and the transfer of handsets between different management systems;

- a reduction in deferred taxation liabilities and assets to reflect the net amount of the non-current deferred taxation asset and the non-current deferred taxation liability where the Telkom Group has a right of set off in the relevant section of the balance sheet; and

- a decrease in the sick leave liability and a corresponding increase in retained earnings to correct the incorrect application of information related to employee sick leave and reflect the lower impact of HIV/AIDS in the context of total sick leave taken.

Certain comparative figures have been reclassified in accordance with current period classification and presentation to more closely resemble the nature of the transactions within the Telkom Group's operating structure. The principal reclassifications were as follows:

- to reflect interest received from debtors as part of other income and not investment income;

- to apportion deferred revenue and deferred expenses between a long-term and current portion;

- to reclassify deferred expenses from trade and other receivables to deferred expenses; and

- to reclassify other financial assets and other financial liabilities to current and long term portions.

For a description of these items, please see note 2 of the notes to the audited consolidated financial statements of the Telkom Group and note 23 of the notes to the audited consolidated financial statements of Vodacom included in this annual report.

The Telkom Group has not amended, and does not intend to amend, its previously filed Annual Reports on Form 20-F for the years affected by the restatements, reclassifications and changes in accounting policies that ended prior to the year ended March 31, 2005. For this reason, those prior Annual Reports and the consolidated financial statements and applicable notes thereto, auditors' reports and related financial information contained in such reports should no longer be relied upon.

Executive summary of the Telkom Group results for the years ended March 31, 2005 and March 31, 2004

The Telkom Group operating revenue increased by 6.5% to R43,117 million in the 2005 financial year and 8.5% to R 40,484 million in the 2004 financial year. Operating profit increased by 21.4% to R11,222 million in the 2005 financial year and 38.4% to R 9,245 million in the 2004 financial year.

Operating revenue increased in both our fixed-line and mobile segments. Vodacom's operating revenue increased in the 2005 financial year primarily due to strong customer growth and the inclusion of 100% of Vodacom Congo's results. Vodacom's operating revenue increased in the 2004 financial year primarily driven by strong customer growth and standard tariff increases. The increase in fixed-line operating revenue in the 2005 financial year was primarily due to continued growth in data services, higher subscriptions and connections tariffs and higher interconnection revenue from domestic mobile operators, partially offset by a decrease in traffic, lower average long distance and international outgoing tariffs and lower interconnection revenue from international operators. The increase in fixed-line operating revenue in the 2004 financial year was primarily due to increased subscriptions and connections tariffs, growth in data services, increased long-distance, local, international and fixed-to-mobile tariffs and increased interconnection traffic, partially offset by lower long-distance and fixed-to-mobile traffic.

Operating expenses increased in the years ended March 31, 2005 and March 31, 2004 as a result of increased operating expenses in our mobile segment, partially offset by decreases in fixed-line operating expenses in both years. The increase in mobile operating expenses in the 2005 and 2004 financial years was primarily due to increased selling, general and administrative expenses as a result of an increase in selling, distribution and other expenses, incentive costs, regulatory and license fees and marketing expense to support the launch of 3G, growth in Vodacom's South African and other African operations and increased competition, increased payments to other network operators due to higher outgoing traffic and the increased percentage of outgoing traffic terminating on other mobile networks, increased depreciation, amortization and impairments and higher staff costs associated with increased headcount, salaries and employee deferred bonus incentive accrual to support the growth in operations. In addition, operating leases increased in the 2005 financial year and decreased in the 2004 financial year while services rendered decreased in the 2005 financial year and remained flat in the 2004 financial year. The decrease in fixed-line operating expenses in the 2005 financial year was primarily due to lower depreciation, amortization, impairments and write-offs, services rendered, payments to other network operators and operating leases, partially offset by higher employee expenses and selling, general and administrative expenses. Fixed-line operating expenses decreased in the 2004 financial year primarily due to reduced payments to other network operators, selling, general and administrative expenses, services rendered and operating leases, partially offset by increased depreciation, amortization, impairments and write-offs and employee expenses.

Operating profit increased due to a 20.4% and a 46.7% increase in operating profit in our fixed-line segment and a 23.8% and a 21.0% increase in operating profit in our mobile segment in the 2005 and 2004 financial years, respectively. The increases recorded in fixed-line operating profit were primarily due to higher revenue and a decline in operating expenses, while mobile operating profit increases were primarily due to increased operating revenue as a result of customer growth, partially offset by increases in operating expenses.

Profit for the year attributable to equity holders of Telkom increased in the 2005 and 2004 financial years primarily due to increased operating profit in our fixed-line and mobile segments, lower interest expense and lower net fair value and exchange losses on financial instruments and, to a lesser extent, increased investment income, partially offset by increased taxes. Finance charges decreased primarily due to lower interest expenses resulting from lower interest bearing debt levels and reduced net fair value and exchange losses on financial instruments. Investment income increased primarily due to increased interest received associated with higher average balances in investment and bank accounts. Investment income has been reclassified to exclude interest on trade and other receivables, which is included in "other income."

Stronger operating cash flows adequately covered capital expenditure requirements and allowed for further debt to be repaid in the 2005 financial year. It also enabled the Telkom Group to pay increased dividends and repurchase shares, thus distributing controllable cash to shareholders.

Telkom Group capital expenditures increased to R5,850 million in the 2005 financial year and decreased to R5,307 million in the 2004 financial year from R5,712 million in the 2003 financial year. Consolidated capital expenditures in property, plant and equipment for the 2006 financial year is budgeted to be approximately R7,970 million, of which R5,029 million is budgeted to be spent in the fixed-line segment and the remaining R2,941 million (50% share of Vodacom's total budgeted capital expenditure of R5,881 million) is budgeted to be spent in the mobile segment.

Overview of our Business

We are the largest provider of public switched telecommunications services in South Africa, providing fixed-line voice and data services. In addition, we participate in the South African mobile communications market through our 50% interest in Vodacom, the largest mobile communications network operator in South Africa based on total reported customers. We also provide directory services and wireless data services through our subsidiaries, Telkom Directory Services (Proprietary) Limited and Swiftnet (Proprietary) Limited, respectively.

We offer business, residential and payphone customers a wide range of services and products, including:

- *fixed-line voice services*, including subscriptions and connections services, local, long distance, fixed-to-mobile and international voice services, interconnection and hubbing communications services, international voice over internet protocol services, subscription based value added voice services and customer premises equipment sales;

- *fixed-line data services*, including domestic and international data transmission services, such as point to point leased lines, ADSL services and packet based services, managed data networking services, and internet access and related information technology services;

- *directory and wireless data services* through our Telkom Directory Services and Swiftnet subsidiaries, respectively; and

- *mobile communications services*, including voice services, data services and value added services and handset sales through Vodacom.

Principal Factors That Affect our Results of Operations

Liberalization of the South African telecommunications market and increasing competition

We had the exclusive right to provide public switched telecommunications services, including international telephone services, in the Republic of South Africa until May 7, 2002. In September 2004, the South African Minister of Communications granted a license to provide public switched telecommunications services to a second national operator that will be 30% owned by Transtel and Esitel, which are beneficially owned by the South African Government, and other strategic equity investors, including 26% beneficially owned by TATA Africa Holdings (Proprietary) Limited, a member of the TATA Group. ICASA is in the process of issuing this license. Further competition may arise as a result of an assessment by the Minister of Communications of the feasibility of issuing additional licenses to provide or resell public switched telecommunications services from May 2005, however, no determination has yet been published. A process has also commenced to issue additional licenses to small business operators to provide telecommunications services in underserviced areas with a teledensity of less than 5%. The Minister of Communications has identified 27 of theses underserviced areas. ICASA has issued licenses to successful bidders in seven of these areas and it is expected that further licenses will be issued in 2005 and later. In addition, we face increased competition from mobile operators, value added network operators and private network operators as a result of determinations by the South African Minister of Communications in September 2004 and we expect that a new licensing framework to be implemented in connection with a new Convergence Bill will result in further increased competition in our fixed-line business.

Our fixed-line business has also faced competition from mobile communications network operators, including Vodacom, and with other telecommunications service providers in these areas that are fully liberalized, such as the provision of value added network services, for a number of years. The current South African mobile communications market consists of three mobile communications network operators, Vodacom, MTN and Cell C. We also compete with other service providers who use least cost routing technology that enables fixed-to-mobile calls from corporate private branch exchanges to bypass our network by being transferred directly to mobile networks. In recent periods, our fixed-line business has experienced significant customer migration from our fixed-line services to mobile services, as well as substitution of calls placed using mobile services rather than our fixed-line service.

In addition, Sentech owns and operates satellite transmission systems and in August 2003 launched a packaged, always-on, bi-directional broadband service via satellite that allows users anywhere in South Africa to get connected, regardless of whether landlines are available. In January 2004, Sentech launched a wireless high-speed internet access service offering speeds equivalent to fixed-line options like ADSL. Following the launch of Vodacom's 3G network, Vodacom customers are also now able to browse the internet on a high speed platform.

We expect competition in the fixed-line and mobile communications sectors to continue to increase. We expect that the introduction of number portability could further enhance competition and increase our churn rates. As competition intensifies, the main challenges our fixed-line business faces are continuing to improve customer loyalty and maintaining our leadership in the South African communications market. As a result of increasing competition, we anticipate a reduction in overall average tariffs and market share in our fixed-line business. Increased future competition may result in a reduction in Vodacom's overall average tariffs, loss of market share and an increase in its customer acquisition and retention costs. However, we expect competition to stimulate overall market demand for communications services. See "Risk Factors–Risks Related to our Business–Increased competition in the South African telecommunications market may result in a reduction in overall average tariffs and market share in our fixed-line business, which could cause our growth rates, operating revenue and net profit to decline" contained in Item 3. Key Information and "Regulation and License Requirements–Regulation–Overview" contained in Item 4. Information on the Company.

South African fixed-line communications market

While South Africa features a highly developed financial and legal infrastructure at the core of its economy, it also suffers from high levels of unemployment and income disparity. With respect to the economically disadvantaged communities of the population, communications providers must compete with other basic necessities for customers' limited resources. In a number of areas of the country and for particular communities, mobile services are the preferred alternative to fixed-line services, primarily due to mobility.

Historically, we installed a significant number of access lines in order to substantially meet our license targets that proved to be uneconomic and have since been disconnected. Taking into account disconnections, the number of our fixed lines in service decreased by a compound annual rate of 1.0% over the five years ended March 31, 2004. Our total fixed access lines increased 1.0% in the 2005 financial year, however, due to lower disconnections and increased ISDN and prepaid PSTN lines. Although the fixed-line penetration rate in South Africa was only 10.1% as of March 31, 2005, due to the diverse rural geography and demographic factors in South Africa, we do not expect fixed-line penetration rates to increase significantly in the near term. In light of these market conditions, we will seek to maximize the utilization of existing capacity, largely through increased sales of our prepaid and other products.

South African mobile communications market

South Africa has experienced significant growth in the number of mobile users since GSM mobile services were launched in the country in 1994. The penetration rate for mobile users increased from an estimated 2.4% at March 31, 1997 to an estimated 49.5% at March 31, 2005. As a result, Vodacom's South African revenue increased 17.5% and 17.3% in the 2004 and 2005 financial years, respectively. While we believe the mobile penetration rate will continue to increase, we do not expect that it will continue to grow at the same high rates that it has experienced in the recent past. Consequently, Vodacom is placing increased focus on customer retention and maintaining its market leadership by providing innovative value added services and data products and superior customer service in addition to its previous focus on customer acquisition, as well as selective growth in other African countries. In furtherance of this strategy, in the 2005 financial year, Vodacom signed an alliance with its 35% shareholder, Vodafone Group Plc, which will give Vodacom access to Vodafone's branded products and services, global research and development in respect of 3G and access to Vodafone's marketing and buying powers in respect of 3G technologies. In addition, Vodacom launched the first commercial 3G network in South Africa in December 2004. As part of this launch, Vodacom also launched Vodafone Mobile Connect, a 3G/GPRS datacard providing fast, secure access to corporate networks from laptop computers, Vodafone live!, with global and local content, picture and video messaging and downloads, and Blackberry®.

A large part of the growth in mobile services was due to the success of prepaid services. Approximately 85.2% of Vodacom's South African mobile customers were prepaid customers at March 31, 2005 and 90.1% of all gross connections were prepaid customers in the 2005 financial year. Vodacom expects the number of prepaid mobile users to continue to grow at a greater rate than contract mobile users. The increasing number of prepaid users, who tend to have lower average usage, and the lower overall usage as the lower end of the market is penetrated have resulted in decreasing overall average revenue per customer. As a result, total South African ARPU decreased to R163 per month in the 2005 financial year from R177 per month in the 2004 financial year and R183 per month in the 2003 financial year. South African contract ARPU decreased to R624 per month in the 2005 financial year from R634 per month in the 2004 financial year. South African contract ARPU was R629 per month in the 2003 financial year. South African prepaid ARPU decreased to R78 per month in the 2005 financial year from R90 per month in the 2004 and 2003 financial years. In the 2005 financial year, contract and prepaid customer ARPU was also negatively impacted by the introduction of the Family Top Up product, which contributed to the migration of higher spending prepaid customers, who tend to spend less than existing contract customers, to contracts.

Tariff rebalancing

We have made significant progress since 1997 in rebalancing fixed-line voice tariffs in our fixed-line segment in order to reduce the need for future fixed-line voice tariff adjustments in the face of competition. Our tariff rebalancing program has resulted in a decrease in the ratio of tariffs for long distance calls to all destinations over 200 km compared to tariffs for local calls from 13.2:1 as of March 31, 1997 to 2.7:1 as of March 31, 2002 and 2.2:1 as of March 31, 2005. The weighted average effective price per minute to all international destinations decreased approximately 44% from January 1, 1998 to March 31, 2002. We will continue to rebalance and revise our fixed-line tariffs to be more closely aligned with the cost of providing services in order to compete in the telecommunications market. The rebalancing of tariffs was performed within a price cap mechanism imposed by regulations that limited increases in the overall tariffs in a basket of specified services that we previously had the exclusive right to provide. Approximately 80% of Telkom's operating revenue in the year ended March 31, 2005 was included in this basket. Prices on these services are filed with ICASA for approval.

ICASA approved a 2.2% increase in the overall tariffs for all services in the basket effective January 1, 2004 and a 0.2% increase in the tariff for the services in the basket effective January 1, 2005. In December 2002, as a result of an out-of-court settlement related to our tariff increase in the prior year, ICASA approved our tariff filing providing for a 9.5% increase in the overall tariffs for all services in the basket effective January 1, 2003, based on the increase in the consumer price index for the twelve months ended September 30, 2002 of 12.5%. Statistics South Africa Limited subsequently revised the calculation of the consumer price index for the twelve months ended September 30, 2002 downward to 11.2%, although our tariffs were not affected. The Minister of Communications has published regulations on a new price control regime that provides for the cap to be increased from 1.5% to 3.5% and the inclusion of ADSL products and services in the basket for which there is a price cap, effective from August 1, 2005 through July 31, 2008. Effective August 1, 2005, the price of services in the residential sub-basket, leased lines up to and including lines of a capacity of 2Mbit/s and the installation and rental of business exchange lines may not be increased by more than 5% above inflation in South Africa in any year.

In line with Telkom's strategy of delivering excellent service to customers at competitive prices, Telkom limited its overall tariff increases for its regulated basket to 0.2% in the 2005 financial year. From January 1, 2005, we decreased our long distance tariffs by 10% and the average tariff to all international destinations decreased by 28% with rates of R1.70 per minute (VAT inclusive) for major destinations like the United States, United Kingdom and Australia. The price of local peak calls increased by 5.5% to 40 SA Cents per minute (VAT inclusive) and monthly prices for subscriptions increased by 6.3% in the 2005 financial year. From August 1, 2005, Telkom's ADSL prices will have reduced by approximately 40% for BusinessDSL 512, approximately 30% for HomeDSL 512 and approximately 20% for HomeDSL 384 since January 2005. Telkom's recently introduced HomeDSL 192 will also reduce by approximately 18% to R270 per month. Telkom has also lowered its international private leased circuits prices by approximately 23% in the 2005 financial year and from August 2005 international private leased circuits prices will be lowered by a further 28%.

See Item 3. "Key Information-Risk Factors–Risks Related to Regulatory and Legal Matters-Our tariffs are subject to approval by the regulatory authorities, which may limit our flexibility in pricing and could reduce our net profit. Vodacom's revenue and net profit could decline if wholesale price controls are imposed on it." and Item 4. "Information on the Company-Business Overview-Fixed-line Communications-Fees and Tariffs–Tariff Rebalancing" and Item 4. "Information on the Company–Regulation and License Requirements."

Vodacom's and Telkom's increasing interconnection payments

Vodacom and Telkom have experienced a significant change in the traffic mix as mobile customers increased relative to fixed-line customers. This resulted in an increasing percentage of calls from Vodacom's network and our fixed-line network terminating on other mobile networks rather than our fixed-line network. Vodacom's interconnection payments have increased and its margins have decreased because the cost of terminating calls on other mobile networks is higher than the cost of terminating calls on Telkom's fixed-line network. As a result, Vodacom's South African net interconnect revenue has been declining in recent years. Similarly, Telkom has incurred increased payments to other operators as a result of the growth in interconnection traffic for fixed-line calls terminating on other mobile networks. If mobile customers continue to increase and there is little or no growth in fixed-line customers, this trend could continue and Vodacom's and Telkom's margins and net profit could decline.

Vodacom's acquisitions

As part of its broader strategy of margin leadership in South Africa, Vodacom is continuing the process of obtaining control of its service providers. On April 16, 2004, Smartphone, Vodacom's 51% owned subsidiary, purchased an 85.75% equity stake in Smartcom (Proprietary) Limited for R77.2 million acquiring an additional 40,000 contract customers. On February 1, 2005, Vodacom acquired the contract customer base, dealer agreements and five employees of Tiscali South Africa for R40.1 million. The net goodwill arising on this business combination amounted to R9.8 million. As a result of these acquisitions, Vodacom directly controlled 78.3% of its contract customer base and 98.4% of its prepaid customer base in South Africa as of March 31, 2005.

Vodacom also made an offer to purchase a 51% stake in Cointel VAS (Proprietary) Limited for R112.2 million during the 2005 financial year, which was accepted. Vodacom is currently awaiting Competition Commission approval.

Volatility of the Rand

The value of the Rand as measured against the US Dollar has fluctuated considerably in recent years. During the three years ended March 31, 2005, the value of the Rand as measured against the Dollar has increased from R11.38 per $1.00 as of March 29, 2002 to R7.90 per $1.00 as of March 31, 2003, R6.32 per $1.00 as of March 31, 2004 and R6.22 per $1.00 as of March 31, 2005. Telkom's policy is to hedge its foreign denominated debt and operating and capital expenditures. Vodacom's policy is to hedge its foreign denominated commitments for operating and capital expenditures for its South African operations. Currency exchange hedges are not always commercially available in other African countries. Decreases in the value of the Rand as measured against other currencies could increase the future cost in Rand terms of future foreign denominated debt, future foreign denominated financing costs and future foreign denominated operating and capital expenditures. During the year ended March 31, 2002, Telkom and Vodacom prospectively adopted IAS39-Recognition and Measurement of Financial Instruments. Under this standard, fair value adjustments on financial instruments are recorded in the Telkom Group's consolidated financial statements in the period they occur. The effect of the application of this standard decreased our consolidated profit before tax by R9 million, R776 million and R1,332 million in the 2005, 2004 and 2003 financial years, respectively, due to the increase in the value of the Rand as measured against the Dollar and the Euro in those years, a decreasing interest rate environment in South Africa and fair value gains from investments classified as held for trading. Future exchange rate and financial market volatility may continue to materially impact our future results due to the large volume of foreign exchange contracts entered into by us to cover our foreign currency denominated debt, financing and operating costs and capital expenditures.

Theft, vandalism, network fraud, payphone fraud and non-licensed operators

We have historically experienced significant cable theft, theft of solar panels and wireless communications equipment, vandalism of payphones, network fraud, such as non-licensed calls, and payphone fraud in our fixed-line business. Theft and vandalism have caused our fixed-line fault rates to increase and the repair time on our network and the downtime associated with such faults and network fraud and payphone fraud have resulted in lost operating revenue and significant costs. We have also lost operating revenue to non-licensed operators providing telecommunications services in South Africa. If we are unable to continue to minimize theft, vandalism, network fraud and payphone fraud, or if we continue to lose operating revenue to non-licensed operators in our fixed-line business, our fixed-line fault rates could increase and our operating revenue and net profit could decline.

Transformation of our fixed-line business from a majority government owned entity to a market and profit oriented enterprise

As a first step in preparing for the liberalization of the fixed-line telecommunications market in South Africa, we began a transformation program in May 1997 to change the orientation of our fixed-line business from a majority governmental owned entity to a market and profit oriented business. To achieve this, we began a transformation program in 1997 with the help of our previous strategic equity investors to reorganize our fixed-line business along functional lines. Our focus was to change our corporate culture and improve the skills of our South African employees, increase our marketing efforts, outsource non-core operations and manage revenue generation and operating expenses more effectively. Our transformation program is largely complete.

Employee related expenses are a significant component of our total fixed-line operating expenses. The number of Telkom employees declined by approximately 27,839 positions from March 31, 1997 through March 31, 2005. At April 30, 2005, we had 26,133 Telkom employees. We spent R961 million, R302 million and R244 million in the years ended March 31, 2005, 2004 and 2003, respectively, on our workforce reduction program. We will evaluate future workforce reductions based on business and operational requirements.

Summary of Operations

Our operating results reflect the factors and changing patterns described in "–Principal Factors That Affect Our Results of Operations" above. The key business changes during the three years ended March 31, 2005 were:

Year ended March 31, 2005

- increased revenue and profitability in our mobile segment primarily due to an increased number of mobile customers and data services;

- increased revenue and profitability in our fixed-line segment primarily due to increased subscriptions and connections revenue and data services revenue;

- decreased PSTN lines as a result of customer migration to mobile services and lower connections, offset in part by lower disconnections and increased prepaid PSTN lines;

- increased ISDN lines driven by increased demand for higher bandwidth functionality;

- increased substitution of calls placed using mobile services rather than our fixed-line service adversely impacting fixed-line traffic revenue;

- increased weighted average fixed-line local tariffs due to increased subscriptions and connections tariffs;

- decreased net South African interconnection margins in our mobile segment and fixed-line segment due to the increasing percentage of calls from Vodacom's network and our fixed-line network terminating on other mobile networks rather than our fixed-line network and the fact that the cost of terminating calls on other mobile networks is higher than the cost of terminating calls on Telkom's fixed-line network, as well as higher interconnection tariffs;

- improved operating efficiency in our fixed-line segment due to our workforce reduction program and reduction in vehicles and property optimization as we focused on improving the business operations and profitability of our fixed-line segment; and

- continued capital expenditure in our mobile segment throughout the period to support 3G and mobile expansion in South Africa and other African countries.

Year ended March 31, 2004

- increased revenue and profitability in our mobile segment primarily due to an increased number of mobile customers;

- increased revenue and profitability in our fixed-line segment;

- increased revenue and profitability from our mobile and fixed-line data services;

- decreased fixed access lines in service primarily as a result of customer migration to mobile services and lower connections;

- increased substitution of calls placed using mobile services rather than our fixed-line service adversely impacting fixed-line traffic revenue;

- decreased net South African interconnection margins in our mobile segment and fixed-line segment due to the increasing percentage of calls from Vodacom's network and our fixed-line network terminating on other mobile networks rather than our fixed-line network and the fact that the cost of terminating calls on other mobile networks is higher than the cost of terminating calls on Telkom's fixed-line network, as well as higher interconnection tariffs;

- improved operating efficiency in our fixed-line segment by reducing the numbers of employees and vehicles and consolidating properties as we focused on improving the profitability of our fixed-line segment;

- reduced fixed-line capital expenditure after having made significant capital expenditures in prior years for network modernization and line roll out in order to comply with our license obligations and prepare for competition; and

- continued capital expenditure in our mobile segment throughout the period to support mobile expansion in South Africa and other African countries.

Our operating structure comprises two segments, fixed-line and mobile. Our fixed-line segment provides fixed-line voice and data communications services through Telkom; directory services through our 64.9% owned subsidiary, Telkom Directory Services; and wireless data services through our wholly owned subsidiary, Swiftnet. Our mobile segment consists of our 50% interest in Vodacom.

We proportionately consolidate Vodacom's results into the Telkom Group's consolidated financial statements. This means that we include 50% of Vodacom's results in each of the line items in the Telkom Group's consolidated financial statements and in the period-to-period discussion below. We fully consolidate our Telkom Directory Services and Swiftnet subsidiaries in the Telkom Group's consolidated financial statements.

Results of Operations

Year ended March 31, 2005 compared to year ended March 31, 2004 and year ended March 31, 2003

Consolidated results

The following table shows information related to our operating revenue, operating expenses, operating profit, profit for the year, profit margin, EBITDA and EBITDA margin for the periods indicated.

Telkom Group's segmental results

Year ended March 31,

	2003 ZAR	2003 %	2004 ZAR	2004 %	2005 ZAR	2005 %	2004/2003 % change	2005/2004 % change
	RESTATED		RESTATED					
			(in millions, except percentages)					
Operating revenue	**37,322**	**100.0**	**40,484**	**100.0**	**43,117**	**100.0**	**8.5**	**6.5**
Fixed-line	29,542	79.2	30,906	76.3	31,414	72.9	4.6	1.6
Mobile	9,705	26.0	11,428	28.2	13,657	31.7	17.8	19.5
Intercompany eliminations	(1,925)	(5.2)	(1,850)	(4.5)	(1,954)	(4.6)	(3.9)	5.6
Other income [1]	**401**	**100.0**	**255**	**100.0**	**280**	**100.0**	**(36.4)**	**9.8**
Fixed-line	366	91.3	230	90.2	255	91.1	(37.2)	10.9
Mobile	35	8.7	25	9.8	34	12.1	(28.6)	36.0
Intercompany eliminations	–	–	–	–	(9)	(3.2)	–	–
Operating expenses	**31,043**	**100.0**	**31,494**	**100.0**	**32,175**	**100.0**	**1.5**	**2.2**
Fixed-line	25,392	81.8	24,510	77.8	23,690	73.6	(3.5)	(3.3)
Mobile	7,576	24.4	8,834	28.0	10,448	32.5	16.6	18.3
Intercompany eliminations	(1,925)	(6.2)	(1,850)	(5.8)	(1,963)	(6.1)	(3.9)	6.1
Operating profit	**6,680**	**100.0**	**9,245**	**100.0**	**11,222**	**100.0**	**38.4**	**21.4**
Fixed-line	4,516	67.6	6,626	71.7	7,979	71.1	46.7	20.4
Mobile	2,164	32.4	2,619	28.3	3,243	28.9	21.0	23.8
Operating profit margin (%)	**17.9**		**22.8**		**26.0**		**27.6**	**14.0**
Fixed-line	15.3		21.4		25.4		40.2	18.5
Mobile	22.3		22.9		23.7		2.8	3.6
Profit for the year attributable to equity holders of Telkom	**1,628**	**100.0**	**4,523**	**100.0**	**6,724**	**100.0**	**177.8**	**48.7**
Profit margin (%)	**4.4**		**11.2**		**15.6**			
EBITDA [2]	**13,179**	**100.0**	**16,493**	**100.0**	**17,510**	**100.0**	**25.1**	**6.2**
Fixed-line	9,826	74.6	12,609	76.5	12,711	72.6	28.3	0.8
Mobile	3,353	25.4	3,884	23.5	4,799	27.4	15.8	23.6
EBITDA margin (%)	**35.3**		**40.7**		**40.6**		**15.4**	**(0.3)**

(1) Other income includes profit on disposal of investments and property, plant and equipment.

(2) Total EBITDA and mobile EBITDA represent profit for the year before taxation, finance charges, investment income and depreciation, amortization, impairments and Telkom's write-offs. See footnote 8 in Item 3. "Key Information–Selected Historical Consolidated Financial and Other Data of the Telkom Group" and footnote 4 in Item 3. "Key Information–Selected Historical Consolidated Financial and Other Data of Vodacom Group" for a reconciliation of EBITDA of the Telkom Group and Vodacom, respectively, to net profit. Fixed-line EBITDA represents operating profit before depreciation, amortization, impairments and write-offs. We believe that EBITDA provides meaningful additional information to investors since it is widely accepted by analysts and investors as a basis for comparing a company's underlying operating profitability with that of other companies as it is not influenced by past capital expenditures or business acquisitions, a company's capital structure or the relevant tax regime. This is particularly the case in a capital intensive industry such as communications. It is also a widely accepted indicator of a company's ability to service its long-term debt and other fixed obligations and to fund its continued growth. EBITDA is not a US GAAP or IFRS measure. You should not construe EBITDA as an alternative to operating profit or cash flows from operating activities determined in accordance with US GAAP or IFRS or as a measure of liquidity. EBITDA is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same. In addition, the calculation of EBITDA for the maintenance of our covenants contained in our TL20 bond is based on accounting policies in use, consistently applied, at the time the indebtedness was incurred. As a result, EBITDA for purposes of those covenants is not calculated in the same manner as it is calculated in the above table.

Fixed-line EBITDA can be reconciled to operating profit as follows:

	Year ended March 31,		
	2003	2004	2005
	ZAR	ZAR	ZAR
	RESTATED	RESTATED	
		(in millions)	
EBITDA	9,826	12,609	12,711
Depreciation, amortization, impairments and write-offs	(5,310)	(5,983)	(4,732)
Operating profit	4,516	6,626	7,979
Mobile EBITDA can be reconciled to operating profit as follows:			
EBITDA	3,353	3,884	4,799
Depreciation, amortization and impairments	(1,189)	(1,265)	(1,556)
Operating profit	2,164	2,619	3,243

Operating revenue

Operating revenue increased in the years ended March 31, 2005 and 2004 due to increased operating revenue in both our fixed-line and mobile segments. Vodacom's operating revenue increased in the 2005 financial year primarily due to strong customer growth and the inclusion of 100% of Vodacom Congo's results. Vodacom's operating revenue increased in the 2004 financial year primarily driven by strong customer growth and standard tariff increases. The increase in fixed-line operating revenue in the 2005 financial year was primarily due to continued growth in data services, higher subscriptions and connections tariffs and higher interconnection revenue from domestic mobile operators, partially offset by a decrease in traffic, lower average long distance and international outgoing tariffs and lower interconnection revenue from international operators. The increase in fixed-line operating revenue in the 2004 financial year was primarily due to increased subscriptions and connections tariffs, growth in data services, increased long-distance, local, international and fixed-to-mobile tariffs and increased interconnection traffic, partially offset by lower long-distance and fixed-to-mobile traffic. Fixed-line operating revenue accounted for 72.9%, 76.3% and 79.2% of our consolidated operating revenue before intercompany eliminations in the years ended March 31, 2005, 2004 and 2003, respectively.

Other income

Other income includes profit on the disposal of investments and property, plant and equipment. The increase in fixed-line other income in the 2005 financial year was primarily due to the profit on the sale of our equity investment in New Skies Satellite N.V., a satellite company. The decrease in fixed-line other income in the 2004 year was due to reduced non-recurring profit from the sale of our investment in Inmarsat and other Telkom assets as compared to the profit on sale of Intelsat in the 2003 financial year.

Operating expenses

Operating expenses increased in the years ended March 31, 2005 and March 31, 2004 as a result of increased operating expenses in our mobile segment, partially offset by decreases in fixed-line operating expenses in both years. The increase in mobile operating expenses in the 2005 and 2004 financial years was primarily due to increased selling, general and administrative expenses as a result of an increase in selling, distribution and other expenses, incentive costs, regulatory and license fees and marketing expense to support the launch of 3G, growth in Vodacom's South African and other African operations and increased competition, increased payments to other network operators due to higher outgoing traffic and the increased percentage of outgoing traffic terminating on other mobile networks, increased depreciation, amortization and impairments and higher staff costs associated with increased headcount, salaries and employee deferred bonus incentive accrued to support the growth in operations. In addition, operating leases increased in the 2005 financial year and decreased in the 2004 financial year while services rendered decreased in the 2005 financial year and remained flat in the 2004 financial year.

The decrease in fixed-line operating expenses in the 2005 financial year was primarily due to lower depreciation, amortization, impairments and write-offs, services rendered, payments to other network operators and operating leases, partially offset by higher employee expenses and selling, general and administrative expenses. Depreciation, amortization, impairments and write-offs were lower primarily due to the increase in the useful life of certain assets, the non-recurring accelerated depreciation of certain assets in the 2004 financial year and certain assets being fully depreciated in the 2004 financial year. Services rendered were lower due to decreased property management expenses resulting from space optimization and general efficiencies and reduced fees paid to Thintana Communications. Payments to other network operators decreased in the 2005 financial year primarily due to lower international tariffs and a decrease in the Rand value of international settlement rates due to the strengthening of the Rand against the SDR, the notional currency in which international rates are determined, and, to a lesser extent, a reduction in calls from our fixed-line network to the mobile networks and internationally, partially offset by higher mobile settlement rates. The lower operating leases were primarily due to the continued reduction of our vehicle fleet size, the continued relocation of employees from leased properties to owned properties and improvements in overall space utilization. Employee expenses increased in the year ended March 31, 2005 primarily due to higher workforce reduction expenses, salary increases and overtime, partially offset by the lower headcount and related benefits and higher employee costs capitalized. Selling, general and administrative expenses increased in the year ended March 31, 2005 primarily due to increased other expenses, which were significantly impacted in the 2004 financial year as a result of the reversal in the 2004 financial year of the R325 million provision for the Telcordia dispute, higher materials and maintenance expenses and higher marketing costs, partially offset by lower bad debts and a more favorable exchange rate.

Fixed-line operating expenses decreased in the 2004 financial year primarily due to reduced payments to other network operators, selling, general and administrative expenses, services rendered and operating leases, partially offset by increased depreciation, amortization, impairments and write-offs and employee expenses. Payments to other network operators decreased primarily due to lower volumes of calls from our fixed-line network to the mobile networks and favorable exchange rates resulting in lower international settlement rates. Selling, general and administrative expenses were significantly impacted by the reversal of the R325 million provision for the Telcordia dispute. Selling, general and administration expenses decreased primarily due to lower materials and maintenance expenses impacted mainly by improved efficiencies and cost saving initiatives, reduced cable theft and a favorable exchange rate. Services rendered was lower due to non-recurring expenses related to our initial public offering incurred in the 2003 financial year and the reduction in fees paid to Thintana Communications as a result of fewer key personnel, reduced management fees and a more favorable exchange rate. Operating leases decreased primarily due to a decrease in the number of vehicles in our fleet, the continued relocation of employees from leased properties to owned properties and improvements in overall space utilization. Employee expenses increased marginally due to our workforce reduction program.

Operating profit

Operating profit increased in both the 2005 and 2004 financial years due to increases in fixed-line operating profit as a result of higher revenue and a decline in operating expenses and increases in mobile operating profit primarily as a result of increased mobile operating revenue due to customer growth, partially offset by increases in operating expenses.

Investment income

Investment income consists of interest received on short term investments and bank accounts and income received from our investments. Investment income increased 8.7% to R350 million in the 2005 financial year and 25.8% to R322 million in the 2004 financial year from R256 million in the 2003 financial year primarily due to increased interest received as a result of higher average balances in investment and bank accounts. Investment income has been reclassified to exclude interest on trade and other receivables, which is included in "other income."

Finance charges

Finance charges include interest paid on local and foreign borrowings, amortized discounts on bonds and commercial paper bills, fair value gains and losses on financial instruments and foreign exchange gains and losses.

The following table sets forth information related to our finance charges for the periods indicated.

Finance Charges

	Year ended March 31,				
	2003 ZAR	2004 ZAR	2005 ZAR	2004/2003 % change	2005/2004 % change
	RESTATED	RESTATED			
	(in millions, except percentages)				
Interest expense	**2,869**	**2,488**	**1,686**	**(13.3)**	**(32.2)**
Local loans	2,642	2,253	1,515	(14.7)	(32.8)
Foreign loans	375	303	281	(19.2)	(7.3)
Finance charges capitalized	(148)	(68)	(110)	(54.1)	(61.8)
Net fair value and exchange losses on financial instruments	**1,332**	**776**	**9**	**(41.7)**	**(98.8)**
Fair value adjustments on derivative instruments	2,093	1,144	(103)	(45.3)	(109.0)
Foreign exchange (gains) losses	(761)	(368)	112	51.6	130.4
Total finance charges	**4,201**	**3,264**	**1,695**	**(22.3)**	**(48.1)**

Finance charges decreased in the year ended March 31, 2005 due to reduced interest expense as a result of lower interest bearing debt levels and reduced net fair value and exchange losses on financial instruments. The lower net fair value and exchange losses was a result of fair value gains on derivative instruments for foreign loans and foreign goods and services purchased due to the strengthening of the Rand, offset in part by foreign exchange losses due to the volatility of the Rand. Finance charges decreased in the year ended March 31, 2004 due to reduced net fair value and exchange losses on financial instruments, lower interest bearing debt levels and lower interest expense, which included the Telcordia interest reversal. The net fair value and exchange losses on financial instruments decreased in the 2004 financial year, due to the reduced fair value losses on derivative instruments for foreign loans and purchases of foreign goods and services, partially offset by lower foreign exchange gains on foreign liabilities as a result of the appreciation of the Rand.

Taxation

Our consolidated tax expense increased 79.4% to R3,070 million in the year ended March 31, 2005 and 65.3% to R1,711 million in the year ended March 31, 2004 from R1,035 million in the year ended March 31, 2003. The increases in both the 2005 and 2004 financial years were primarily due to the increase in our pre-tax income. The following table sets forth information related to our effective tax rate for the Telkom Group, Telkom Company and Vodacom for the periods indicated:

	Year ended March 31,				
	2003 ZAR	2004 ZAR	2005 ZAR	2004/2003 % change	2005/2004 % change
			(percentages)		
Effective tax rate					
Telkom Group	37.7	27.2	31.1	(10.5)	3.9
Telkom Company	34.6	15.6	20.6	(19.0)	5.0
Vodacom	34.0	36.1	40.2	2.1	4.1

The higher effective tax rate for the Telkom Group and Telkom in the year ended March 31, 2005 was primarily due to the reversal of a non-deductible expenditure in the prior year as a result of the reversal of the Telcordia provision in the 2004 financial year and lower deferred tax on Secondary Taxation on Companies credits in the 2005 financial year. In addition, the Telkom effective tax rate was impacted in the 2005 financial year by the receipt of approximately R1.9 billion in dividends from our subsidiaries and Vodacom joint venture, which increased Telkom's net income but was not taxable to Telkom. The Telkom Group and Telkom were in a tax paying position for the 2005 financial year and provisional taxes of R1.5 billion are payable by July 2005. The higher effective tax rate for Vodacom is largely as a result of the Secondary Taxation on Companies paid on the dividends declared by Vodacom. The significant decrease in the effective tax rate of Telkom and the Telkom Group in the 2004 financial year is primarily due to the reversal of the provision for Telcordia in the 2004 financial year, which increased the net income of Telkom and the Telkom Group, but was not taxable to Telkom or the Telkom Group. In addition, the Telkom effective tax rate was further impacted in the 2004 financial year by the receipt of approximately R1.2 billion in dividends from our subsidiaries and Vodacom joint venture, which increased Telkom's net income, but was not taxable to Telkom.

Minority interests

Minority interests in the income of subsidiaries increased 20.3% to R83 million in the year ended March 31, 2005 primarily due to a 35.6% increase in profits at Vodacom Tanzania and a 12.7% increased in profits in our Telkom Directory Services subsidiary. Minority interests in the income of subsidiaries decreased 4.2% to R69 million in the year ended March 31, 2004 from R72 million in the year ended March 31, 2003 primarily due to a 24.6% reduction in profits at Vodacom Tanzania.

Profit for the year attributable to equity holders of Telkom

Profit for the year attributable to equity holders of Telkom increased in the 2005 and 2004 financial years primarily due to increased operating profit in our fixed-line segment as well as in our mobile segment. The increases were bolstered by lower interest expense and lower net fair value and exchange losses on financial instruments in those years and, to a lesser extent, increased investment income, partially offset by increased taxes.

Fixed-line segment

The following is a discussion of the results of operations from our fixed-line segment before eliminations of intercompany transactions with Vodacom. Our fixed-line segment is our largest segment based on revenue and profit contribution.

Fixed-line operating revenue

Our fixed-line operating revenue is derived principally from fixed-line subscriptions and connections; traffic, which comprises local and long-distance traffic, fixed-to-mobile traffic, international outgoing traffic and international voice over internet protocol services; and interconnection, which comprise terminating and hubbing traffic. We also derive fixed-line operating revenue from our data business, which includes data transmission services, managed data networking services and internet access and related information technology services and our wireless data services and directory businesses.

126

The following table shows operating revenue for our fixed-line segment broken down by major revenue streams and as a percentage of total revenue for our fixed-line segment and the percentage change by major revenue stream for the periods indicated.

Fixed-line operating revenue

	Year ended March 31,						2004/	2005/
	2003		**2004**		**2005**		2003	2004
	ZAR	% of revenue	ZAR ZAR	% of revenue	ZAR	% of revenue	% change	% change
			(in millions, except percentages)					
Subscriptions and connections	4,595	15.6	5,024	16.3	5,316	16.9	9.3	5.8
Traffic	18,001	60.9	18,313	59.3	17,760	56.5	1.7	(3.0)
Local	5,616	19.0	5,910	19.1	5,746	18.3	5.2	(2.8)
Long-distance	3,562	12.1	3,770	12.2	3,577	11.4	5.8	(5.1)
Fixed-to-mobile	7,539	25.5	7,321	23.7	7,302	23.2	(2.9)	(0.3)
International outgoing	1,284	4.3	1,312	4.3	1,135	3.6	2.2	(13.5)
Interconnection	1,762	6.0	1,643	5.3	1,546	4.9	(6.8)	(5.9)
Data	4,425	15.0	5,023	16.3	5,810	18.5	13.5	15.7
Directories and other services	759	2.5	903	2.8	982	3.2	19.0	8.7
Fixed-line operating revenue	29,542	100.0	30,906	100.0	31,414	100.0	4.6	1.6

The increase in fixed-line operating revenue in the 2005 financial year was primarily due to continued growth in data revenue, higher subscriptions and connections tariffs and higher interconnection revenue from domestic mobile operators, partially offset by a decline in traffic, as well as lower average long distance and international outgoing tariffs and lower interconnection revenue from international operators. The increase in fixed-line operating revenue in the 2004 financial year was primarily due to increased subscription and connection tariffs, growth in data services, increased long-distance, local, international and fixed-to-mobile tariffs and increased interconnection traffic, partially offset by lower long-distance and fixed-to-mobile traffic.

Fixed-line operating revenue was adversely impacted in both the 2005 and 2004 financial years due to a decrease in the number of postpaid PSTN lines in service primarily as a result of customer migration to mobile and data services and our prepaid PSTN service and lower connections, offset in part by lower disconnections, and was positively impacted by an increase in prepaid PSTN lines and ISDN lines. In addition, traffic was adversely affected in both years by the increasing substitution of calls placed using mobile services rather than our fixed-line service and traffic was adversely impacted in the 2005 financial year due to dial-up traffic being substituted by our ADSL service, as well as increased competition in our payphones business. As a result, traffic declined 4.8% and 0.3% in the 2005 and 2004 financial years. Revenue per fixed access line decreased 1.6% to R5,236 in the 2005 financial year and increased 3.5% to R5,321 in the 2004 financial year from R5,143 in the 2003 financial year. The decrease in revenue per fixed access line in the 2005 financial year was primarily due to the decline in traffic, as well as lower average long distance and international outgoing tariffs. The increase in revenue per fixed access line in the 2004 financial year was primarily due to increased subscription and connections tariffs and traffic tariffs, as well as increased penetration of subscription based value-added voice services and higher revenue generating access services such as ISDN.

Subscriptions and connections. Revenue from subscriptions and connections consists of revenue from connection fees, monthly rental charges, value added voice services and the sale and rental of customer premises equipment for postpaid and prepaid PSTN lines, including ISDN channels and private payphones. Subscriptions and connections revenue is principally a function of the number and mix of residential and business lines in service, the number of private payphones in service and the corresponding charges. The following table sets forth information related to our fixed-line subscription and connection revenue during the periods indicated.

Fixed-line subscription and connection revenue

| | Year ended March 31, | | | | |
	2003 ZAR	2004 ZAR	2005 ZAR	2004/2003 % change	2005/2004 % change
Total subscriptions and connections revenue (ZAR millions, except percentages)	**4,595**	**5,024**	**5,316**	**9.3**	**5.8**
Total subscription access lines (thousands, except percentages)[1]	**4,547**	**4,520**	**4,567**	**(0.6)**	**1.0**
Postpaid					
PSTN[2]	3,197	3,048	3,006	(4.7)	(1.4)
ISDN channels	516	601	664	16.5	10.5
Prepaid	817	856	887	4.8	3.6
Private payphones	17	15	10	(11.8)	(33.3)

[1] Total subscription access lines are comprised of PSTN lines, including ISDN lines and private payphones, but excluding internal lines in service and public payphones. Telkom had 108,521, 140,950 and 134,972 internal lines as of March 31, 2005, 2004 and 2003, respectively. Each PSTN line includes one access channel, each basic ISDN line includes two access channels and each primary ISDN line includes 30 access channels.

(2) Excluding ISDN channels. PSTN lines are provided using copper cable, DECT and fiber.

Revenue from subscriptions and connections increased in the 2005 financial year mainly due to increased tariffs as well as an increase in the number of ISDN and prepaid PSTN lines, partially offset by lower postpaid PSTN lines. The monthly prices for subscriptions increased by 6.3% on January 1, 2005 and 7.5% on January 1, 2004. Additionally, there was an increase in revenue from rental of customer premises equipment and voice enhanced services as a result of tariff increases and an increase in the penetration of voice enhanced services. This was partially offset by lower installation and reconnection revenue resulting from fewer installations and reconnections. Revenue from subscriptions and connections increased in the 2004 financial year mainly due to an increase in average monthly subscriptions and connections tariffs, increased sales and rental of customer premises equipment and increased ISDN and prepaid lines in service, partially offset by the lower number of postpaid PSTN lines in service. The decrease in the number of postpaid PSTN access lines in service in both the 2005 and 2004 financial years was primarily as a result of customer migration to mobile and data services and our prepaid PSTN service and lower connections, partially offset by lower disconnections. The increase in the number of postpaid ISDN channels was driven by increased demand for higher bandwidth and functionality. The increase in prepaid lines was mainly due to our increased marketing efforts for our prepaid telephone services, particularly to first-time residential customers with poor or no credit histories, and postpaid customers encouraged to migrate to prepaid services due to late payments and credit difficulties.

For a discussion of our connection and rental fees, see Item 4. "Information on the Company–Business Overview–Fixed-line communications–Fees and tariffs–Subscription and connection tariffs" and for a discussion of the number of customers during the periods, see Item 4. "Information on the Company–Business Overview–Fixed-line communications–Products and services."

Traffic. Traffic revenue consists of revenue from local, long distance, fixed-to-mobile and international outgoing calls and international voice over internet protocol services. Traffic revenue is principally a function of tariffs and the number, duration and mix between relatively more costly domestic long distance, international and fixed-to-mobile calls and relatively less costly local calls.

The following table sets forth information related to our fixed-line traffic revenue for the periods indicated.

Fixed-line traffic revenue

	Year ended March 31,				
	2003	**2004**	**2005**	**2004/2003**	**2005/2004**
	ZAR	**ZAR**	**ZAR**	**% change**	**% change**
Local traffic revenue (ZAR millions, except percentages)	**5,616**	**5,910**	**5,746**	**5.2**	**(2.8)**
Local traffic (millions of minutes, except percentages)[1]	20,396	20,547	19,314	0.7	(6.0)
Long distance traffic revenue (ZAR millions, except percentages)	**3,562**	**3,770**	**3,577**	**5.8**	**(5.1)**
Long distance traffic (millions of minutes, except percentages)[1]	4,728	4,616	4,453	(2.4)	(3.5)
Fixed-to-mobile traffic revenue (ZAR millions, except percentages)	**7,539**	**7,321**	**7,302**	**(2.9)**	**(0.3)**
Fixed-to-mobile traffic (millions of minutes, except percentages)[1]	4,135	3,980	3,911	(3.7)	(1.7)
International outgoing traffic revenue (ZAR millions, except percentages)	**1,284**	**1,312**	**1,135**	**2.2**	**(13.5)**
International outgoing traffic (millions of minutes, except percentages)[1]	439	427	415	(2.7)	(2.8)
International voice over internet protocol (millions of minutes, except percentages)[2]	–	25	89	n/a	256
Total traffic revenue (ZAR millions, except percentages)	**18,001**	**18,313**	**17,760**	**1.7**	**(3.0)**
Total traffic (millions of minutes, except percentages)[1]	29,698	29,595	28,182	(0.3)	(4.8)
Average total monthly traffic minutes per average monthly access line (minutes)[3]	521	526	496	1.0	(5.7)

_____

(1) Traffic, other than international voice over internet protocol traffic, is calculated by dividing total traffic revenue by the weighted average tariff during the relevant period. Traffic includes internet traffic.

(2) International voice over internet protocol traffic is based on the traffic reflected in invoices.

(3) Average monthly traffic minutes per average monthly access line are calculated by dividing the total traffic by the cumulative number of monthly access lines in the period.

Traffic revenue declined in the 2005 financial year primarily due to a decline in traffic and lower average long distance and international outgoing tariffs, partially offset by increased local and fixed-to-mobile tariffs. Traffic revenue increased in the 2004 financial year mainly due to increased local, long-distance, international and fixed-to-mobile tariffs, partially offset by lower long distance, international outgoing and fixed-to-mobile traffic.

ICASA approved a 2.2% increase in the overall tariffs for all services in the basket of services for which there is a price cap effective January 1, 2004 and a 0.2% increase in the overall tariffs for all services in the price cap basket effective January 1, 2005. In December 2002, as a result of an out-of-court settlement related to our tariff increase in the prior year, ICASA approved our tariff filing providing for a 9.5% increase in the overall tariffs for all services in the basket effective January 1, 2003.

Traffic declined in the 2005 and 2004 years in all categories except for local traffic in the 2004 financial year, which increased marginally. Traffic was adversely impacted in both the 2005 and the 2004 financial years due to a decrease in the number of postpaid PSTN lines in service primarily as a result of customer migration to mobile and data services and our prepaid PSTN service and lower connections, partially offset by lower disconnections, and was positively impacted by an increase in prepaid PSTN lines and ISDN lines. In addition, traffic was adversely affected in both years by the increasing substitution of calls placed using mobile services rather than our fixed-line service and traffic was adversely impacted in the 2005 financial year due to dial-up traffic being substituted by our ADSL service, as well as increased competition in our payphone business.

For a discussion of our traffic tariffs, see Item 4. "Information on the Company–Business Overview–Fixed-line communications–Fees and tariffs–Traffic tariffs" and for a discussion of our traffic during the periods discussed, see Item 4. "Information on the Company–Business Overview–Fixed-line communications–Traffic."

Local traffic revenue declined in the 2005 financial year mainly due to lower traffic resulting primarily from internet call usage being substituted by our ADSL service. In addition, we increased penetration of discount and calling plans to counteract mobile substitution and stimulate usage, which effectively lowers the cost to the customer. The decline in local traffic revenue in the 2005 financial year was partially offset by increased local traffic tariffs. The price of local peak calls increased by 5.3% to 40 SA Cents per minute (VAT inclusive) on January 1, 2005. Local traffic revenue increased in the 2004 financial year primarily due to increased local tariffs partially offset by increased growth in our discount and calling plans designed to combat mobile substitution.

Long distance traffic revenue decreased in the 2005 financial year mainly due to a decrease in the average long distance tariffs and lower long distance traffic. Long distance traffic revenue increased in the 2004 financial year mainly due to increased long distance traffic tariffs, partially offset by decreased long distance traffic. We increased our fixed-line long distance traffic tariffs on January 1, 2003 and decreased our fixed-line long distance traffic tariffs by 10% on January 1, 2005.

Revenue from fixed-to-mobile traffic consists of revenue from calls made by our fixed-line customers to the three mobile networks in South Africa and is primarily a function of fixed-to-mobile tariffs and the number, duration and time of call. Fixed-to-mobile traffic revenue decreased in the 2005 and 2004 financial years primarily due to lower fixed-to-mobile traffic and increased discounts on fixed-to-mobile calls to combat mobile substitution, partially offset by increased fixed-to-mobile tariffs. Fixed-to-mobile traffic decreased in the 2005 and 2004 financial years primarily as a result of an increase in the number of mobile subscribers, resulting in increased mobile-to-mobile traffic and less fixed-to-mobile traffic, particularly in our payphone segment.

Revenue from international outgoing traffic consists of revenue from calls made by our fixed-line customers to international destinations and from international voice over internet protocol services and is a function of tariffs and the number, duration and mix of calls to destinations outside South Africa. In the 2005 financial year, international outgoing traffic revenue declined primarily as a result of a decrease in the average international outgoing tariffs and a decline in traffic. From January 1, 2005, the average tariffs to all international destinations decreased by 28% with rates of R1.70 per minute (VAT inclusive) for major destinations like the United States, United Kingdom and Australia. International outgoing traffic revenue increased in the year ended March 31, 2004 primarily due to an increase in the average international outgoing tariffs, a change in the mix of calling destinations, partially offset by lower international outgoing traffic. We increased our average fixed-line international outgoing tariffs on January 1, 2003. International outgoing traffic was also adversely impacted in the 2005 financial year due to increased competition from call back operators.

Interconnection. We generate revenue from interconnection services for traffic from calls made by other operators' subscribers that terminate on or transit through our network. Revenue from interconnection services includes payments from domestic mobile and international operators regardless of where the traffic originates or terminates. The following table sets forth information related to interconnection revenue for the periods indicated.

Interconnection revenue

	Year ended March 31,			2004/2003	2005/2004
	2003	**2004**	**2005**	**% change**	**% change**
Interconnection revenue (ZAR millions, except percentages) Domestic mobile interconnections	1,762	1,643	1,546	(6.8)	(5.9)
Interconnection revenue from domestic mobile operators (ZAR millions, except percentages)	**597**	**697**	**748**	**16.8**	**7.3**
Domestic mobile interconnection traffic (millions of minutes, except percentages)[1] International interconnection	2,099	2,159	2,206	2.9	2.2
Interconnection revenue from international operators (ZAR millions, except percentages)	**1,165**	**946**	**798**	**(18.8)**	**(15.6)**
International interconnection traffic (millions of minutes, except percentages)[2]	1,071	1,188	1,318	10.9	10.9

[1] Domestic mobile-to-fixed interconnection traffic, other than international outgoing mobile traffic, is calculated by dividing total domestic mobile-to-fixed interconnection traffic revenue by the weighted average domestic mobile-to-fixed interconnection traffic tariffs during the relevant period. International outgoing mobile traffic is based on the traffic registered through the respective exchanges and reflected in international interconnection invoices.

[2] International interconnection traffic is based on the traffic registered through the respective exchanges and reflected on invoices.

Interconnection revenue from domestic mobile operators includes revenue for call termination and international outgoing calls from domestic mobile networks, as well as access to other services, such as emergency services and directory enquiry services. Interconnection revenue from domestic mobile operators increased in the 2005 and 2004 financial years mainly due to increased traffic from domestic mobile operators and tariff increases, partially offset by lower tariffs on mobile international outgoing calls in the 2005 financial year. Domestic mobile interconnection traffic increased in the years ended March 31, 2005 and 2004 primarily due to an overall increase in mobile calls as a result of a growing mobile market, partially offset by increased mobile-to-mobile calls bypassing our network.

Interconnection revenue from domestic operators includes fees paid to our fixed-line business by Vodacom of R465 million in the year ended March 31, 2005, R417 million in the year ended March 31, 2004 and R349 million in the year ended March 31, 2003. Fifty percent of these amounts were attributable to our interest in Vodacom and were eliminated from the Telkom Group's revenue on consolidation. We expect interconnection revenue from domestic operators to increase as a result of the entrance of the second national operator in the future and the further liberalization of the South African telecommunications industry.

Interconnection revenue from international operators includes amounts paid by foreign operators for the use of our network to terminate calls made by customers of such operators and payments from foreign operators for interconnection hubbing traffic through our network to other foreign networks. International interconnection traffic consists of international termination traffic and international hubbing traffic. Interconnection revenue from international operators decreased in the year ended March 31, 2005 primarily due to lower international settlement rates and a decrease in the Rand value of international settlement rates due to the strengthening of the Rand against the SDR, the notional currency in which international rates are determined and lower traffic transiting through our network to other foreign networks due to aggressive competition in the international market. This was partially offset by an increase in international interconnect traffic terminating on our network mainly as a result of increased activity of call back operators in the market. Interconnection revenue from international operators decreased in the year ended March 31, 2004 primarily due to decreases in the international interconnection settlement rates in line with international trends and a decrease in the Rand value of international settlement rates due to the appreciation of the Rand against the SDR. The decrease was partially offset by increased international interconnect traffic as a result of the growth in the international market.

Data. Data services comprise data transmission services, including leased lines and packet based services, managed data networking services and internet access and related information technology services. In addition, data services include revenue from ADSL, which we launched in August 2002. Revenue from data services is mainly a function of the number of subscriptions, tariffs, bandwidth and distance. The following table sets forth information related to revenue from data services for the periods indicated.

Data services revenue

| | Year ended March 31, | | | 2004/2003 | 2005/2004 |
	2003	2004	2005	% change	% change
Data services revenue (ZAR millions, except percentages)	**4,425**	**5,023**	**5,810**	**13.5**	**15.7**
Leased lines and other data revenue[1]	3,496	4,114	4,754	17.7	15.6
Leased line facilities revenues from mobile operators	929	909	1,056	(2.2)	16.2
Number of managed network sites (at period end)	**7,729**	**9,061**	**11,961**	**17.2**	**32.0**
Internet dial-up subscribers (at period end)	98,690	142,208	202,410	44.1	42.3
Internet ADSL subscribers (at period end)	n/a	8,559	22,870	n/a	167.2
Total ADSL subscribers (at period end)[2]	2,669	20,313	58,532	661.1	188.2

[1] Leased lines and other data revenue includes all data services revenue other than leased line facilities revenue from mobile operators.

[2] Includes Internet ADSL subscribers.

Our data services revenue increased in the 2005 and 2004 financial years primarily due to the increased data connectivity, including ADSL service, increased internet services, increased penetration of leased lines in corporate and business markets, increased demand for bandwidth with higher capacity and increased tariffs for the 2004 financial year and, to a lesser extent, increased numbers of customers using managed data networking services. Revenue from leased line facilities from mobile operators increased in the year ended March 31, 2005 primarily due to the roll out of third generation and universal mobile telecommunications system products by the mobile operators. Revenue from leased line facilities from mobile operators decreased in the year ended March 31, 2004 due to network optimization initiatives by the mobile operators.

Operating revenue from our data services included R562 million, R466 million and R482 million in revenue received by our fixed-line business from Vodacom in the years ended March 31, 2005, 2004 and 2003, respectively. Fifty percent of these amounts were attributable to our interest in Vodacom and were eliminated from the Telkom Group's revenue on consolidation.

For a discussion of our data services, see Item 4. "Information on the Company–Business Overview–Fixed-line communications–Products and services–Data communications services."

Directories and other services. Revenue from directories and other services consists primarily of advertising revenue from our subsidiary, Telkom Directory Services, and, to a substantially lesser degree, wireless data services revenue from our subsidiary, Swiftnet, and other miscellaneous revenue, including revenue from the sale of materials. Revenue from directories and other services increased in the years ended March 31, 2005 and 2004 primarily due to increases in directory services revenue from Telkom Directory Services as a result of increased marketing efforts resulting in increased spending on advertising by existing customers and additional advertising revenue from new customers and an annual tariff increase.

Fixed-line operating expenses

The following table shows the operating expenses of our fixed-line segment broken down by expense category as a percentage of total revenue and the percentage change by operating expense category for the periods indicated.

Fixed-line operating expenses

	Year ended March 31,						2004/	2005/
	2003		2004		2005		2003	2004
	ZAR	% of revenue	ZAR	% of revenue	ZAR	% of revenue	% change	% change
	(in millions, except percentages)							
Employee expenses[1]	6,698	22.7	6,743	21.8	7,285	23.2	0.7	8.0
Payments to other network operators	6,633	22.5	6,063	19.6	5,896	18.8	(8.6)	(2.8)
Selling, general and administrative expenses[2]	3,107	10.5	2,640	8.5	3,045	9.6	(15.0)	15.3
Services rendered	2,570	8.7	2,202	7.2	1,976	6.3	(14.3)	(10.3)
Operating leases	1,074	3.6	879	2.8	756	2.4	(18.2)	(14.0)
Depreciation, amortization, impairments and write-offs	5,310	18.0	5,983	19.4	4,732	15.1	12.7	(20.9)
Fixed-line operating expenses	**25,392**	**86.0**	**24,510**	**79.3**	**23,690**	**75.4**	**(3.5)**	**(3.3)**

[1]   Employee expenses include workforce reduction expenses of R961 million, R302 million and R244 million in the years ended March 31, 2005, 2004 and 2003, respectively.

[2]   In the year ended March 31, 2003, we recorded a R117 million gain related to the R325 million provision for potential liabilities related to Telkom's arbitration with Telcordia in terms of IAS21 and IAS39 in finance charges as a result of the strengthening of the Rand. In addition, we included a provision for interest of R40 million related to Telcordia in finance charges in the year ended March 31, 2003 and a provision for legal fees of R58 million related to Telcordia is included in services rendered in the year ended March 31, 2003. In the year ended March 31, 2004, all of these provisions were reversed.

Employee expenses. Employee expenses consist mainly of salaries and wages for employees, including bonuses and other incentives, benefits and workforce reduction expenses.

The following table sets forth information related to our employee expenses for the periods indicated.

Fixed-line employee expenses

	Year ended March 31,			2004/2003 % change	2005/2004 % change
	__2003__	__2004__	__2005__		
	(ZAR millions, except percentages and number of employees)				
Salaries and wages [(1)]	4,825	4,795	4,785	(0.6)	(0.2)
Benefits [(1)]	2,127	2,161	2,110	1.6	(2.4)
Workforce reduction expenses	244	302	961	23.8	218.2
Employee related expenses capitalized	(498)	(515)	(571)	3.4	10.9
Employee expenses	**6,698**	**6,743**	**7,285**	**0.7**	**8.0**
Number of full-time, fixed line employees (at period end)[(1)]	**35,942**	**32,934**	**29,544**	**(8.4)**	**(10.3)**

(1)   Includes expenses and number of employees of our Telkom Directory Services and Swiftnet subsidiaries.

Employee expenses increased in the year ended March 31, 2005 primarily due to higher workforce reduction expenses, salary increases and overtime, partially offset by the lower headcount and related benefits and higher employee costs capitalized. Employee expenses increased in the year ended March 31, 2004 primarily due to higher workforce reduction expenses, salary increases and associated benefits, partially offset by reduced overtime and lower headcount.

Salaries and wages decreased in the year ended March 31, 2005 primarily due to a 10.3% reduction in the number of employees in line with our workforce reduction program and a reduction in part-time and temporary workers, to a substantial degree offset by an 8% increase in base salaries and wages in line with collective bargaining agreements, an average 5% increase in salaries and wages for management employees and overtime to manage the substantial increase in the number of faults due to inclement weather. Salaries and wages decreased in the year ended March 31, 2004 primarily due to lower overtime, enabled by the implementation of a multiple shift schedule, the ongoing decrease in the number of employees as a result of our employee reduction program and reduced part-time and temporary workers, to a substantial degree offset by a 9% increase in base salaries and wages resulting from collective bargaining agreements.

Benefits include allowances, such as bonuses, company contributions to medical aid, pension and retirement funds, leave provisions, workmen's compensation and levies payable for skills development. Benefits decreased in the 2005 financial year primarily due to the reduced number of employees as a result of our workforce reduction program and related benefits. Benefits increased marginally in the 2004 financial year due to a requirement to calculate the amount inclusive of the contributions for pension and medical aid in the leave provision, to a substantial degree offset by the reduced number of employees.

Workforce reduction expenses include the cost of voluntary early retirement, termination severance packages offered to employees and the cost of social plan expense to prepare affected employees for new careers outside Telkom. Workforce reduction expenses increased in the year ended March 31, 2005 due to the substantially higher number of employees accepting enhanced voluntary severance packages, as compared to the previous year, and the offering and acceptance of more enhanced packages resulting in an increased average workforce reduction package per employee. Workforce reduction expenses increased in the year ended March 31, 2004 due to the offering and acceptance of enhanced packages aimed primarily at staff on management level resulting in the average workforce reduction package per employee increasing substantially. We notified 5,041 employees in the 2005 financial year compared to 1,633 employees in the 2004 financial year and 2,124 employees in the 2003 financial year in terms of our workforce reduction program. For additional information related to our fixed-line employee numbers, see Item 4. "Information on the Company–Business Overview–Fixed–line communications–Employees."

Employee related expenses capitalized include employee related expenses associated with construction and infrastructure development projects. Employee related expenses capitalized increased in the year ended March 31, 2005 primarily due to increased capital expenditures during the year and to a lesser degree the higher labor demand on many projects that are in the realization phase. Employee related expenses capitalized increased in the year ended March 31, 2004 due to the substitution of internal labor in lieu of subcontractors.

Payments to other network operators. Payments to other network operators include settlement payments paid to the three South African mobile communications network operators for terminating calls on their networks and to international network operators for terminating outgoing international calls and traffic transiting through their networks.

The following table sets forth information related to our payments to other network operators for the periods indicated.

Fixed-line payments to other network operators

	Year ended March 31,				
	2003	2004	2005	2004/2003	2005/2004
	ZAR	ZAR	ZAR	% change	% change
	(in millions, except percentages)				
Payments to mobile communications network operators	5,235	5,041	5,059	(3.7)	0.4
Payments to international network operators	1,398	1,022	837	(26.9)	(18.1)
Payments to other network operators	**6,633**	**6,063**	**5,896**	**(8.6)**	**(2.8)**

Payments to other network operators decreased in the 2005 financial year primarily due to lower international tariffs and a decrease in the Rand value of international settlement rates due to the strengthening of the Rand against the SDR, the notional currency in which international settlement rates are determined, and, to a lesser extent, a reduction in calls from our fixed-line network to the mobile networks and internationally, partially offset by the higher mobile settlement rates. Payments to other network operators decreased in the year ended March 31, 2004 primarily due to lower volumes of calls from our fixed-line network to the mobile networks and the strength of the Rand against the SDR, resulting in lower international settlement rates. Payments to other network operators include payments made by our fixed-line business to Vodacom, which were R2,761 million, R2,764 million and R2,978 million in the years ended March 31, 2005, 2004 and 2003, respectively. Fifty percent of these amounts were attributable to our interest in Vodacom and were eliminated from the Telkom Group's expenses on consolidation.

Selling, general and administrative expenses. Selling, general and administrative expenses include materials and maintenance costs, marketing expenditures, bad debts, theft and other expenses, including obsolete stock and cost of sales.

The following table sets forth information related to our fixed-line selling, general and administrative expenses for the periods indicated.

Fixed-line selling, general and administrative expenses

	Year ended March 31,				
	2003	2004	2005	2004/2003	2005/2004
	ZAR	ZAR	ZAR	% change	% change
	(in millions, except percentages)				
Materials and maintenance	1,932	1,623	1,726	(16.0)	6.3
Marketing	296	306	360	3.4	17.6
Bad debts[1]	249	254	196	2.0	(22.8)
Other[1] [2]	630	457	763	(27.5)	67.0
Selling, general and administrative expenses [2]	**3,107**	**2,640**	**3,045**	**(15.0)**	**15.3**

[1]   Bad debt expense at Telkom Directory Services of R26 million and R34 million in the 2004 and 2003 financial years, respectively, was reclassified from other expenses to bad debt expenses.

[2]   In the year ended March 31, 2003, we recorded a R117 million gain related to the R325 million provision for potential liabilities related to Telkom's arbitration with Telcordia in terms of IAS21 and IAS39 in finance charges as a result of the strengthening of the Rand. In addition, we included a provision for interest of R40 million related to Telcordia in finance charges in the year ended March 31, 2003 and a provision for legal fees of R58 million related to Telcordia is included in services rendered in the year ended March 31, 2003. In the year ended March 31, 2004, all of these provisions were reversed.

Selling, general and administrative expenses increased in the year ended March 31, 2005 primarily due to increased other expenses, which were significantly impacted in the 2004 financial year as a result of the reversal in the 2004 financial year of the R325 million provision for the Telcordia dispute, higher materials and maintenance expenses and higher marketing costs, partially offset by lower bad debts and a more favorable exchange rate. Selling, general and administrative expenses decreased in the year ended March 31, 2004 primarily due to the reversal of the R325 million provision for the Telcordia dispute and lower materials and maintenance expenses as a result of improved efficiencies and cost saving initiatives, reduced cable theft and a favorable exchange rate. The decrease in selling, general and administrative expenses in the 2004 financial year was partially offset by slightly higher bad debts and marketing expense.

Materials and maintenance expenses include stock write-offs, subcontractor payments and consumables required to maintain our network. Materials and maintenance expenses increased in the year ended March 31, 2005 primarily as a result of higher custom duties, annual escalation on maintenance contracts, bush-cutting projects and increased maintenance due to increased faults as a result of inclement weather, partially offset by a more favorable exchange rate. Materials and maintenance expenses decreased in the year ended March 31, 2004 primarily due to the impact of improved efficiencies and cost saving initiatives, a lower incidence of theft and faults in the network and a favorable exchange rate.

Marketing expenses increased in the year ended March 31, 2005 primarily as a consequence of extensive media campaigns and market research. Marketing expenses increased in the year ended March 31, 2004 primarily due to increased branding cost to support South Africa's 2010 soccer world cup bid being partially offset by lower expenses for education and other image campaigns. We expect marketing expenses to continue to increase in the future in response to increased competition from the second national operator and the further liberalization of the South African communications industry generally.

Bad debt decreased in the year ended March 31, 2005 resulting primarily from improved credit management and credit vetting policies, targeted line roll-out and an improved profiling of debtors. Bad debt increased in the year ended March 31, 2004 mainly due to revenue growth of R1.4 billion in the same period. Bad debt as a percentage of revenue was 0.6%, 0.8% and 0.8% in the 2005, 2004 and 2003 financial years, respectively.

136

Other expenses include obsolete stock, cost of sales, subsistence and travel and an offset for bad debts recovered. Other expenses increased in the year ended March 31, 2005 primarily as a result of the reversal of the R325 million provision for the Telcordia dispute in the 2004 financial year, lowering expenses in that year. Excluding the reversal of the Telcordia provision, other expenses decreased in the 2005 financial year primarily due to lower irrecoverable staff debt and lower costs of sales of customer premises equipment. Other expenses decreased in the year ended March 31, 2004 primarily due to reversal of the R325 million provision for the Telcordia dispute following the judgment handed down by the South African High Court on November 27, 2003 setting aside the partial award and issuing a cost order in favor of Telkom. For a more detailed discussion on the Telcordia dispute, please refer to Item 8 Financial Information–Legal Proceedings. Excluding the reversal of the Telcordia provision in the 2004 financial year, other expenses increased in the 2004 financial year.

Services rendered. Services rendered include payments in respect of the management of our properties, consultants and security. Consultants comprise fees paid to collection agents and to providers of other professional services, such as Thintana Communications and external auditors. Security refers to services to safeguard the network and contracts to ensure a safe work environment, such as guard services.

The following table sets forth information relating to services rendered expenses for the periods indicated.

Fixed-line services rendered

	Year ended March 31,				
	2003	2004	2005	2004/2003	2005/2004
	ZAR	ZAR	ZAR	% change	% change
	(in millions, except percentages)				
Property management	1,233	1,164	1,068	(5.6)	(8.2)
Consultants, security and other	1,337	1,038	908	(22.4)	(12.5)
Service rendered	**2,570**	**2,202**	**1,976**	**(14.3)**	**(10.3)**

Property management decreased in the years ended March 31, 2005 and March 31, 2004 primarily due to space optimization and general efficiencies in maintenance, cleaning and utilities usage.

Payments to consultants decreased in the year ended March 31, 2005 primarily resulting from lower fees paid to Thintana Communications as a consequence of fewer key personnel, a more favorable exchange rate and the termination of the strategic services agreement following the sale of Thintana Communications' shares in November 2004. Payments to consultants decreased in the year ended March 31, 2004 primarily due to the non-recurring professional services expenses related to our initial public offering in the 2003 financial year and a reduction in fees paid to Thintana Communications as a result of fewer key personnel, reduced management fees and a more favorable exchange rate, and a reversal of legal fees related to Telcordia. Consultants, security and other payments include expenses of R57 million, R154 million and R273 million in the years ended March 31, 2005, 2004 and 2003, respectively, for the strategic services provided by our previous strategic equity investor, Thintana Communications, pursuant to our strategic service agreement. A part of these payments made to Thintana Communications relate to capital projects and have been capitalized. Consultants, security and other payments included R213 million of expenses related to our initial public offering in the year ended March 31, 2003.

Operating leases. Operating leases include payments in respect of equipment, buildings and vehicles.

Operating leases decreased in the years ended March 31, 2005 and March 31, 2004 primarily due to a reduction in the number of vehicles in our fleet from 12,601 vehicles as of March 31, 2003 to 11,849 vehicles as of March 31, 2004 and 10,458 vehicles as of March 31, 2005. Our space optimization program, which relocated employees from leased premises to owned premises and improved overall space utilization, also contributed to the lower lease expense.

Depreciation, amortization, impairments and write-offs. Depreciation, amortization, impairments and write-offs decreased in the year ended March 31, 2005 primarily as a result of an increase in the useful life of certain assets, the non-recurring accelerated depreciation of certain assets in the 2004 financial year and certain assets nearing their useful lives in the 2004 financial year. Depreciation, amortization, impairments and write-offs increased in the year ended March 31, 2004 primarily due to ongoing investment in telecommunications equipment, data processing and support equipment and higher impairments and write-offs due to the write-off of an increased level of assets and the additional impairment of network related assets. We incurred a R149 million impairment of Telkom's satellite earth station at Hartebeespoort in the 2004 financial year. Excluding this impairment, write-offs were relatively flat in the year ended March 31, 2005. Write-offs decreased significantly in the year ended March 31, 2004 primarily due to the write-off of fewer network assets.

Fixed-line operating profit

Fixed-line operating profit increased 20.4% and 46.7% in the 2005 and 2004 financial years, respectively, due to higher revenue and a decline in operating expenses. As a result, the fixed-line operating profit margin increased from 15.3% in the 2003 financial year to 21.4% in the 2004 financial year and 25.4% in the 2005 financial year.

Mobile segment

Mobile is our fastest growing segment and encompasses all the operating activities of our 50% joint venture investment in Vodacom, the largest mobile operator in South Africa with an approximate 56% market share as of March 31, 2005 based on total estimated customers in South Africa. In addition to its South African operations, Vodacom has investments in mobile communications network operators in Lesotho, Tanzania, the Democratic Republic of the Congo and Mozambique. In June 2005, Vodacom and the Virgin Group confirmed their intention to form a consortium together to undertake a joint bid for a controlling stake in Nigeria's V-Mobile.

Vodacom's operations outside of South Africa are at an earlier stage in their expansion and market penetration than its operations in South Africa. As a result, Vodacom's customer acquisition costs and capital expenditures per customer for its other African operations are generally higher than for its South African operations. Customers in other African countries increased significantly over the past three financial years to 2,645,000 as of March 31, 2005 from 1,492,000 as of March 31, 2004 and 773,000 as of March 31, 2003. A substantial portion of the growth was from prepaid services. Services outside of South Africa are mainly prepaid due to the lack of banking systems and credit histories.

The following table shows information related to our 50% share of Vodacom's operating revenue and operating profit broken down by Vodacom's South African operations and operations in other African countries for the periods indicated. All amounts in this table and the discussion of our mobile segment that follows represent 50% of Vodacom's results of operations unless otherwise stated and are before the elimination of intercompany transactions with us.

Mobile operating revenue and profits

	Year ended March 31, 2003 ZAR	2003 % of revenue	2004 ZAR	2004 % of revenue	2005 ZAR	2005 % of revenue	2004/2003 % change	2005/2004 % change
	RESTATED		RESTATED					
	(in millions, except percentages)							
Operating revenue	**9,705**	**100.0**	**11,428**	**100.0**	**13,657**	**100.0**	**17.8**	**19.5**
South Africa	9,088	93.6	10,675	93.4	12,520	91.7	17.5	17.3
Other African countries	617	6.4	753	6.6	1,137	8.3	22.0	51.0
Operating profit	**2,164**	**100.0**	**2,619**	**100.0**	**3,243**	**100.0**	**21.0**	**23.8**
South Africa	2,131	98.5	2,590	98.9	3,341	103.0	21.5	29.0
Other African countries	33	1.5	29	1.1	(98)	(3.0)	n/a	n/a
EBITDA(1)	**3,353**	**100.0**	**3,884**	**100.0**	**4,799**	**100.0**	**15.8**	**23.6**

(1) Our mobile EBITDA comprises our 50% share of Vodacom's EBITDA, which represents mobile net profit before taxation, finance charges, investment income and depreciation, amortization and impairments. See footnote 4 in Item 3. "Key Information–Selected Historical Consolidated Financial and Other Data of Vodacom" for a reconciliation of EBITDA of Vodacom to net profit. See footnote 2 in the table under. "Operating and Financial Review and Prospects–Results of Operations–Year ended March 31, 2005 compared to year ended March 31, 2004 and year ended March 31, 2003-Consolidated results" for a reconciliation of mobile EBITDA to operating profit. We believe that EBITDA provides meaningful additional information to investors since it is widely accepted by analysts and investors as a basis for comparing a company's underlying operating profitability with that of other companies as it is not influenced by past capital expenditures or business acquisitions, a company's capital structure or the relevant tax regime. This is particularly the case in a capital intensive industry such as communications. It is also a widely accepted indicator of a company's ability to service its long-term debt and other fixed obligations and to fund its continued growth. EBITDA is not a US GAAP or IFRS measure. You should not construe EBITDA as an alternative to operating profit or cash flows from operating activities determined in accordance with US GAAP or IFRS or as a measure of liquidity. EBITDA is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Mobile operating revenue

Vodacom derives revenue from mobile services as well as other related or value added goods and services. Vodacom's revenue is mainly in the form of airtime charges, primarily airtime payments from customers registered on Vodacom's network; interconnection revenue from other operators for the termination of calls on Vodacom's network and national roaming revenue from Cell C; revenue from equipment sales, including sales of handsets and accessories; and revenue from international services, including airtime charges for the use of Vodacom's network through roaming of customers from other international networks and Vodacom customers who roam abroad.

The following table shows our 50% share of Vodacom's revenue broken down by major revenue type and as a percentage of total operating revenue for our mobile segment and the percentage change by revenue type for the periods indicated.

Mobile operating revenue

	Year ended March 31,						2004/ 2003	2005/ 2004
	2003		2004		2005			
	ZAR	% of revenue	ZAR	% of revenue	ZAR	% of revenue	% change	% change
	RESTATED		RESTATED					
	(in millions, except percentages)							
Airtime	5,323	54.8	6,369	55.7	8,096	59.3	19.7	27.1
Data	327	3.4	520	4.6	670	4.9	59.0	28.8
Interconnection	2,655	27.4	2,892	25.3	2,962	21.7	8.9	2.4
Equipment sales	947	9.8	1,138	10.0	1,344	9.8	20.2	18.1
International airtime	270	2.8	330	2.9	444	3.3	22.2	34.5
Other sales and services	183	1.8	179	1.5	141	1.0	(2.2)	(21.2)
Mobile operating revenue	**9,705**	**100.0**	**11,428**	**100.0**	**13,657**	**100.0**	**17.8**	**19.5**

The following table sets forth non-financial operational data of Vodacom for the periods indicated. The amounts stated for customers and traffic minutes reflect 100% of Vodacom's customers and traffic minutes.

	Year ended March 31,			2004/2003 % change	2005/2004 % change
	2003	2004	2005		
South Africa					
Customers (thousands) (at period end) [1]	**7,874**	**9,725**	**12,838**	**23.5**	**32.0**
Contract	1,181	1,420	1,872	20.2	31.8
Prepaid	6,664	8,282	10,941	24.3	32.1
Community services	29	23	25	(20.7)	8.7
Total inactive mobile customers (%)					
(at period end) [2]	**n/a**	**n/a**	**7.9**	**n/a**	**n/a**
Contract	n/a	n/a	1.5	n/a	n/a
Prepaid	n/a	n/a	9.0	n/a	n/a
Traffic minutes (millions of minutes) [3]	**10,486**	**12,297**	**15,014**	**17.3**	**22.1**
Outgoing	6,343	7,772	10,027	22.5	29.0
Incoming (Interconnection)	4,143	4,525	4,987	9.2	10.2
Average MOU (minutes) [4]	**101**	**96**	**84**	**(5.0)**	**(12.5)**
Contract	269	263	226	(2.2)	(14.1)
Prepaid	54	56	52	3.7	(7.1)
Community services	3,162	3,061	3,185	**(3.2)**	**4.1**
ARPU (ZAR) [5]	**183**	**177**	**163**	**(3.3)**	**(7.9)**
Contract	629	634	624	0.8	(1.6)
Prepaid	90	90	78	–	(13.3)
Community services	1,861	2,155	2,321	15.8	7.7
Churn (%) [6]	**30.4**	**36.6**	**27.1**	**20.4**	**(26.0)**
Contract	11.9	10.1	9.1	(15.1)	(9.9)
Prepaid	34.0	41.3	30.3	21.5	(26.6)

	Year ended March 31,			2004/2003 % change	2005/2004 % change
	2003	2004	2005		
Other African countries					
Customers (thousands) (at period end)[1]	773	1,492	2,645	93.0	77.3
Lesotho	78	80	147	2.6	83.8
Tanzania	447	684	1,201	53.0	75.6
Democratic Republic of the Congo	248	670	1,032	170.2	54.0
Mozambique	–	58	265	–	356.9
ARPU[5]					
Lesotho (ZAR)	104	125	92	20.2	(26.4)
Tanzania (ZAR)	217	128	81	(41.0)	(36.7)
Democratic Republic of the Congo (ZAR)	200	150	98	(25.0)	(34.7)
Mozambique (ZAR)	–	110	52	n/a	(52.7)

[1] Customer totals are based on the total number of customers registered on Vodacom's network, which have not been disconnected, including inactive customers, as of the end of the period indicated.

[2] Vodacom's inactive customers are defined as all customers registered on Vodacom's network for which no revenue generating activity has been recorded for a period of three consecutive months. In the 2005 financial year, a software error was identified in the calculation of inactive customers. Vodacom has corrected inactive customers as of March 31, 2005. Information for prior years is unavailable.

[3] Vodacom's traffic comprises total traffic registered on Vodacom's network, including bundled minutes, outgoing international roaming calls and calls to free services, but excluding national and incoming international roaming calls.

[4] Vodacom's average MOU is calculated by dividing the average monthly minutes during the period by the average monthly total reported customer base during the period. MOU excludes calls to free services, bundled minutes and data minutes.

[5] ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes revenues from equipment sales, other sales and services and revenues from national and international users roaming on Vodacom's networks.

[6] Churn is calculated by dividing the average monthly total number of disconnections during the period by the average monthly total reported customer base during the period. Vodacom's contract customers are disconnected when they terminate their contract, or their service provider who carries the credit risk terminates their contract due to non-payment. Prepaid customers were disconnected if they did not recharge their vouchers after being in time window lock for six months for periods prior to November and December 2002, for four months for periods from November and December 2002 until April 2003 and for three months from April 2003 until December 2003. Time window lock occurs when a customer's paid active time window, or access period, expires. In December 2003, Vodacom changed the deactivation rule for prepaid customers to align itself with European and industry standards. From December 2003, prepaid customers are disconnected from its network if they record no revenue generating activity within a period of 215 consecutive days. See Item 4. "Information on the Company–Business Overview–Mobile communications–South Africa-Customers."

Vodacom's operating revenue increased in the year ended March 31, 2005 primarily due to strong customer growth and the inclusion of 100% of Vodacom Congo's results. Vodacom's equipment sales increased in the 2005 financial year primarily due to the growth of Vodacom's customer base and the continued uptake of new handsets in South Africa as a result of cheaper Rand-prices of new handsets and the added functionality of new phones based on new technologies such as camera phones and color screens. Vodacom's operating revenue increased in the year ended March 31, 2004 primarily driven by strong customer growth and standard tariff increases. Equipment sales increased primarily due to Vodacom's expanded customer base in its Vodacom Congo operations and the significant increase in sales of new handsets in South Africa fuelled by cheaper Rand-prices of MMS- and GPRS-enabled handsets coupled with the added functionality of the new phones, such as built in digital cameras, as well as increased connections.

Our 50% share of Vodacom's revenue from operations outside of South Africa increased to R1,137 million for the year ended March 31, 2005 from R753 million in the year ended March 31, 2004 and R617 million in the year ended March 31, 2003. The increase in Vodacom's operating revenue from other African countries in the 2005 financial year was primarily due to significant customer growth and the inclusion of 100% of Vodacom Congo's results, partially offset by declining ARPU and Rand-based revenue due to the strengthening of the South African Rand against the U.S. Dollar and Tanzanian Shilling. The increase in Vodacom's revenue from other African countries in the 2004 financial year was primarily due to substantial increases in the number of customers in Vodacom's operations in the Democratic Republic of Congo and Tanzania, partially offset by the strength of the Rand, which resulted in lower foreign currency denominated tariffs. Revenue from Vodacom's other African countries as a percentage of Vodacom's total mobile operating revenue increased to 8.3% in the year ended March 31, 2005 from 6.6% in the year ended March 31, 2004 and 6.4% in the year ended March 31, 2003.

A large part of the growth in mobile services was due to the success of prepaid services. Approximately 85.2% of Vodacom's South African mobile customers were prepaid customers at March 31, 2005 and 90.1% of all gross connections were prepaid customers in the 2005 financial year. Vodacom expects the number of prepaid mobile users to continue to grow at a greater rate than contract mobile users. The increasing number of prepaid users, who tend to have lower average usage, and the lower overall usage as the lower end of the market is penetrated have resulted in decreasing overall average revenue per customer. As a result, total South African ARPU decreased to R163 per month in the 2005 financial year from R177 per month in the 2004 financial year and R183 per month in the 2003 financial year. South African contract ARPU decreased to R624 per month in the 2005 financial year from R634 per month in the 2004 financial year. South African contract ARPU was R629 per month in the 2003 financial year. South African prepaid ARPU decreased to R78 per month in the 2005 financial year from R90 per month in the 2004 and 2003 financial years. In the 2005 financial year, contract and prepaid customer ARPU were also negatively impacted by the introduction of the Family Top Up product, which contributed to the migration of higher spending prepaid customers, who tend to spend less than existing contract customers, to contracts.

Service providers in South Africa generally subsidize handset sales for contract customers. Subsidized handset sales give customers an incentive to switch operators to obtain new handsets and have contributed to churn. Handsets for prepaid customers are not subsidized by Vodacom as these users have the freedom of switching operators and contribute to churn. Vodacom is more vulnerable to churn than other mobile communications providers in South Africa since it has the largest number of customers in South Africa.

The cost to acquire contract customers in a highly developed market is high. Vodacom has therefore implemented upgrade and retention policies over the last few years and has strived to maintain a high level of handset support to service providers in order to reduce churn. As a result of its efforts, Vodacom's churn rate for contract customers in South Africa decreased to 9.1% in the 2005 financial year from 10.1% in the 2004 financial year and 11.9% in the 2003 financial year. Vodacom's churn rate for prepaid customers in South Africa decreased to 30.3% in the 2005 financial year from 41.3% in the 2004 financial year. Vodacom's churn rate for prepaid customers in South Africa was 34.0% in the 2003 financial year. The decrease in prepaid churn in the 2005 financial year was also a result of a change in business rules. Prepaid customers were disconnected if they did not recharge their vouchers after being in time window lock for six months for periods prior to November and December 2002, for four months for periods from November and December 2002 until April 2003 and for three months from April 2003 until December 2003. Time window lock occurs when a customer's paid active time window, or access period, expires. In December 2003, Vodacom changed the deactivation rule for prepaid customers to align itself with European and industry standards. From December 2003, prepaid customers are disconnected from its network if they record no revenue generating activity within a period of 215 consecutive days. For a discussion of Vodacom's churn rate, see Item 4. "Information on the Company–Business Overview–Mobile communications–South Africa–Customers." Prepaid churn is adversely impeded by an increasingly competitive market, lower barriers to entry for prepaid customers in South Africa and the volatile nature of the prepaid customer base.

Airtime. Vodacom derives airtime revenue from connection and monthly rental fees and airtime usage fees paid by Vodacom's contract customers for use of its mobile networks. Airtime revenue also includes fees paid by Vodacom's prepaid phone customers for prepaid starter phone packages, airtime recharge vouchers and incomer vouchers, which entitle customers to receive unlimited incoming calls for 365 days. Airtime revenue depends on the total number of customers, traffic volume, mix of prepaid and contract customers and tariffs.

Vodacom's airtime revenue increased in the year ended March 31, 2005 primarily due to customer growth and the inclusion of 100% of Vodacom Congo's results. Vodacom's airtime revenue increased in the year ended March 31, 2004 primarily due to the increase in the number of Vodacom's customers, and, to a lesser extent, standard tariff increases. As Vodacom's primary market in South Africa continues to mature and Vodacom continues to connect more marginal customers in its South African operations, Vodacom expects that growth in airtime in South Africa will continue to slow. Total customers increased 38.0% and 29.7% in the years ended March 31, 2005 and 2004, respectively, primarily due to strong prepaid customer growth in South Africa and significant customer growth in Vodacom's operations outside of South Africa. New products, packages and services also had a substantial role in Vodacom's customer growth in the 2005 and 2004 financial years. For a discussion of Vodacom's customers and traffic see Item 4. "Information on the Company–Business Overview–Mobile communications-South Africa–Customers" and Item 4. "Information on the Company–Business Overview–Mobile communications–South Africa–Traffic."

Data revenue. Vodacom derives data revenue from mobile data, including short messaging services, or SMSs, and multimedia messaging services, or MMSs, general packet radio services, or GPRS, third generation services, or 3G, and Mobile connect. Vodacom's mobile data revenue increased in the years ended March 31, 2005, 2004 and 2003 primarily due to increased SMS usage, while traffic increased to 2.4 billion SMSs over its network in the year ended March 31, 2005 from 2.0 billion SMSs in the year ended March 31, 2004 and 1.5 billion SMSs in the year ended March 31, 2003.

Vodacom launched the first commercial 3G network in South Africa in December 2004. As part of this launch, Vodacom also launched Vodafone Mobile Connect, a 3G/GPRS datacard providing fast, secure access to corporate networks from laptop computers, Vodafone live!, with global and local content, picture and video messaging and downloads, and Blackberry®. As of March 31, 2005, Vodacom had 10,853 3G users on its network and had acquired 5,105 Mobile Connect Card users as of March 31, 2005 in the four months since its launch. Vodacom introduced SMS only roaming and a number of promotional offerings such as MMS and SMS bundles in the 2004 financial year. SMS roaming affords customers the ability to activate SMS-only roaming.

Interconnection. Vodacom generates interconnection revenue when a call originating from our fixed-line network or one of the other mobile operators' networks terminates on Vodacom's network. Interconnection revenue includes revenue from Cell C for national roaming services. Vodacom does not have a roaming agreement with MTN. Vodacom generates national roaming revenue when its mobile network carries a call made from a Cell C customer. Interconnection revenue depends on the volume of traffic terminating on Vodacom's network, the interconnection termination rates payable by ourselves and the other mobile operators to Vodacom and national roaming rates.

Vodacom's interconnection revenue increased in the years ended March 31, 2005 and 2004 primarily due to an increase in the number of calls terminating on Vodacom's network as a result of the increased number of Vodacom's customers and South African mobile users generally. Adding to the growth in interconnection revenue in the 2005 and 2004 financial years was an overall increase in Cell C's customer base and the resultant increase in national roaming revenue as well as increased interconnection revenue from Vodacom's other African operations. The increases were partially offset by a reduced number of fixed-line calls from Telkom's network terminating on Vodacom's network. Interconnection revenue in our mobile segment included R1,364 million, R1,367 million and R1,473 million in the years ended March 31, 2005, 2004 and 2003, respectively, for services received from our fixed-line business, which were eliminated from the Telkom Group's revenue on consolidation.

Equipment sales. Vodacom generates revenue from equipment sales primarily from the sale of mobile phones and accessories. Vodacom purchases handsets for itself and for external service providers in bulk at purchase discounts in order to lower the cost of handset subsidization for contract customers. Equipment sales revenue fluctuates based on whether external providers and Vodacom's other African operators source equipment from Vodacom in South Africa or purchase equipment from third party service providers.

Vodacom's equipment sales increased in the 2005 financial year primarily due to the growth of Vodacom's customer base and the continued uptake of new handsets in South Africa as a result of cheaper Rand-prices of new handsets and the added functionality of new phones based on new technologies such as camera phones and color screens. Vodacom's revenue from equipment sales increased in the year ended March 31, 2004 primarily due to Vodacom's expanded customer base in its Vodacom Congo operations and the significant increase in sales of new handsets in South Africa fuelled by cheaper Rand-prices of MMS and GPRS enabled handsets coupled with the added functionality of the new phones, such as built in digital cameras, as well as increased connections.

International airtime. International airtime revenues are predominantly from international calls by Vodacom customers, roaming revenue from Vodacom's customers making and receiving calls while abroad and revenue from international customers roaming on Vodacom's networks. International airtime increased 34.5% to R444 million in the year ended March 31, 2005 from R330 million in the year ended March 31, 2004 primarily as a result of increases in international airtime from Vodacom Congo and Vodacom South Africa, as well as an increase in roaming partners. The increase in South African international airtime was offset in part by the strengthening of the Rand against the trade-weighted basket of international currencies in the 2005 financial year. Vodacom's revenue from international airtime increased 22.2% to R330 million in the year ended March 31, 2004 from R270 million in the 2003 financial year primarily due to increased call activity in South Africa and other African countries.

Other. Other revenue includes, among other things, revenue from non-core operations. Vodacom's other sales and services revenue decreased 21.2% to R141 million in the year ended March 31, 2005 primarily as a result of the reallocation of value-added services revenue, which was previously included under other sales and services, to airtime connection and access. The decrease was offset marginally by other sales and services revenue received in Smartcom (Proprietary) Limited. Vodacom's other revenue decreased 2.2% to R179 million in the year ended March 31, 2004 from R183 million in the year ended March 31, 2003 primarily due to a decline in the sale of non-core assets.

Mobile operating expenses

The following is a discussion of our mobile segment's operating expenses which are comprised of our 50% interest in Vodacom's operating expenses. Vodacom's operating expense line items are presented in accordance with the line items reflected in the Telkom Group's consolidated operating expenses which are different from the operating expense line items contained in Vodacom's consolidated financial statements.

The following table shows our 50% share of Vodacom's operating expenses and the percentage change for the periods indicated.

	Year ended March 31,				
	2003	2004	2005	2004/2003	2005/2004
	ZAR	ZAR	ZAR	% change	% change
	RESTATED	RESTATED			
	(in millions, except percentages)				
Employee expense	509	666	826	30.8	24.0
Payments to other network operators	1,109	1,495	1,826	34.8	22.1
Selling, general and administrative expenses	4,431	5,077	5,888	14.6	16.0
Services rendered	65	65	45	–	(30.8)
Operating leases	273	266	307	(2.6)	15.4
Depreciation, amortization and impairments	1,189	1,265	1,556	6.4	23.0
Mobile operating expenses	**7,576**	**8,834**	**10,448**	**16.6**	**18.3**

Employee expenses. Employee expenses consist mainly of salaries and wages of employees as well as contributions to employee pension, medical aid funds and benefits and the deferred bonus incentive scheme.

Vodacom's employee expenses increased in the year ended March 31, 2005 as a result of an 8.3% increase in the number of employees to support the growth in operations, an 8.0% average annual group-wide salary increase and higher deferred bonus incentive accrual associated with Vodacom's increased net profit. Vodacom's employee expenses increased in the year ended March 31, 2004 primarily due to the employee deferred bonus incentive accrual resulting from Vodacom's higher net profit, an average group-wide salary increase of 8.0% and a 4.6% increase in the number of employees.

Total headcount in Vodacom's South African operations increased by 2.8% to 3,954 employees as of March 31, 2005 and decreased by 1.4% to 3,848 employees as of March 31, 2004 from 3,904 employees as of March 31, 2003. Total headcount in Vodacom's other African countries increased by 36.5% to 1,039 employees as of March 31, 2005 and 51.6% to 761 employees as of March 31, 2004 from 502 employees as of March 31, 2003. Total headcount excludes outsourced employees. Employee productivity in South Africa and other African countries, as measured by customers per employee, increased 27.4% to 3,101 customers per employee as of March 31, 2005 and 24.0% to 2,434 customers per employee as of March 31, 2004 from 1,963 customers per employee as of March 31, 2003. Including outsourced employees, employee productivity in South Africa and other African countries, as measured by customers per employee, increased 22.7% to 2,987 customers per employee as of March 31, 2005 and 23.9% to 2,434 customers per employee as of March 31, 2004 from 1,963 customers per employee as of March 31, 2003.

Payments to other network operators. Payments to other network operators consist mainly of interconnection payments made by Vodacom's South African and other African operations for terminating calls on other operators' networks. Vodacom's payments to other network operators increased significantly in the years ended March 31, 2005 and 2004 as a result of increased outgoing traffic in line with increased customer growth and the increasing percentage of outgoing traffic terminating on the other mobile networks rather than Telkom's fixed-line network as the cost of terminating calls on other mobile networks is higher than calls terminating on Telkom's fixed-line network. The increase was also due to the increase in interconnection tariffs under Vodacom's interconnection agreements in January 2003 for traffic terminating on other mobile networks and Telkom's fixed-line network. As the mobile communications market continues to grow in South Africa, Vodacom expects that interconnection charges will continue to increase and adversely impact Vodacom's profit margins.

Payments to other network operators in our mobile segment included R233 million, R209 million and R174 million in the years ended March 31, 2005, 2004 and 2003, respectively, for interconnection fees paid to our fixed-line segment, which were eliminated from the Telkom Group's operating expenses on consolidation.

Selling, general and administrative expenses. Selling, general and administrative expenses include subscriber acquisition and retention costs, packaging, distribution, marketing, regulatory license fees, bad debts and various other general administrative expenses, including accommodation, information technology costs, office administration, consultant expenses, social economic investment and insurance.

The following table sets forth information related to our 50% share of Vodacom's selling, general and administrative expenses for the periods indicated.

Mobile selling, general and administrative expenses

	Year ended March 31,				
	2003	2004	2005	2004/2003	2005/2004
	ZAR	ZAR	ZAR	% change	% change
	RESTATED	RESTATED			
	(in millions, except percentages)				
Selling, distribution and other	3,830	4,427	5,137	15.6	16.0
Marketing	326	351	384	7.7	9.4
Regulatory and license fees	252	275	335	9.1	21.8
Bad debts	23	24	32	4.3	33.3
Selling, general and administrative expenses	**4,431**	**5,077**	**5,888**	**14.6**	**16.0**

Vodacom's selling, general and administrative expenses increased in the years ended March 31, 2005 and 2004 primarily due to an increase in selling, distribution and other expenses, incentive costs, regulatory and license fees and marketing expenses to support the launch of 3G in the 2005 financial year, growth in Vodacom's South African and African operations and increased competition.

Selling, distribution and other expenses include cost of goods sold, commissions, subscriber acquisition and retention expenses, distribution expenses and insurance. The increase in selling, distribution and other expenses in the 2005 financial year was primarily due to an increase in customer connections, competition and revenue, as well as the inclusion of 100% of Vodacom Congo and the full year inclusion of Vodacom Mozambique and Smartphone. The increase in selling, distribution and other expenses in the 2004 financial year was directly related to the increase in customer connections, competition and operating revenue and also contains significant expense due to Vodacom's continued expansion into Africa as well as the pursuit of operations in Nigeria, including expenses related to secondees to other African countries and high overhead costs such as accommodation, insurance and consulting fees.

The increase in marketing expenses in the 2005 financial year was mainly due to the marketing expense incurred with respect to the Vodafone alliance, the launch of Vodacom's 3G network, Blackberry® and Vodafone Live and continued marketing of Vodacom Mozambique. The increase in marketing expenses in the 2004 financial year was mainly due to inflationary increases in South African expenditure and the marketing expenses incurred launching Vodacom Mozambique, partially offset by decreases in Rand terms in Vodacom Tanzania, Vodacom Congo and Vodacom Lesotho. The increase in regulatory and license fees during the same period was directly related to the increase in operating revenues and corresponding payments under Vodacom's existing licenses, coupled with payments made to secure licenses for GSM1800MHz frequency spectrum in South Africa.

Services rendered. Services rendered include consultancy services for technical, administrative and managerial services, audit fees, legal fees and communication and information technology costs. Services rendered decreased in the year ended March 31, 2005 primarily due to the cost associated with the Nigeria investment in the 2004 financial year. Services rendered remained flat for the year ended March 31, 2004.

Operating leases. Operating leases include payments in respect of rentals of GSM transmission lines as well as office accommodation, office equipment and motor vehicles. The increase in Vodacom's operating leases for the year ended March 31, 2005 was primarily due to an increase in the lease of transmission lines. Vodacom's operating leases decreased in the year ended March 31, 2004 as Vodacom elected to purchase certain buildings that were previously leased. Operating leases in our mobile segment included R281 million, R233 million and R241 million in the years ended March 31, 2005, 2004 and 2003, respectively, for operating lease payments to our fixed-line segment, which were eliminated from the Telkom Group's operating expenses on consolidation.

Depreciation, amortization and impairments. Vodacom's depreciation, amortization, and impairments increased in the years ended March 31, 2005 and 2004. The significant increase in 2005 was primarily due to the R268 million impairment of Vodacom Mozambique's assets in terms of IAS36, infrastructure resulting from the introduction of 3G and the amortization of intangible assets in Smartcall. The increase in the 2004 financial year was primarily the result of depreciation and amortization of capital expenditures Vodacom incurred in building out its network in South Africa and other sub-Saharan African countries. Amortization of intangibles increased slightly in the years ended March 31, 2005 and March 31, 2004. In addition, because of the strengthening of the Rand against the U.S. dollar in the years ended March 31, 2005 and 2004, depreciation on foreign denominated capital expenditure in Vodacom's other African operations have been translated at a lower exchange rate than in the past, which resulted in a relatively lower depreciation charge in Vodacom's other African operations.

Mobile operating profit

Mobile operating profit increased 23.8% and 21.0% in the 2005 and 2004 financial years, respectively, primarily due to the significant growth in customers and operating revenue, partially offset by increases in operating expenses. As a result, the mobile operating profit margin increased from 22.3% in the 2003 financial year to 22.9% in the 2004 financial year and 23.7% in the 2005 financial year.

LIQUIDITY AND CAPITAL RESOURCES

Group Liquidity and Capital Resources

Cash flows

The following table shows information regarding our consolidated cash flows for the periods indicated.

	Year ended March 31,				
	2003	**2004**	**2005**	**2004/2003**	**2005/2004**
	ZAR	**ZAR**	**ZAR**	**% change**	**% change**
	RESTATED	**RESTATED**			
	(in millions, except percentages)				
Cash flows from operating activities	9,748	13,884	15,711	42.4	13.2
Cash flows used in investing activities	(5,731)	(5,423)	(6,306)	(5.4)	16.3
Cash flows used in financing activities[(1)]	(3,026)	(6,481)	(9,897)	114.2	52.7
Net increase/(decrease) in cash and cash equivalents	**991**	**1,980**	**(492)**	**99.8**	**(124.8)**
Effect of foreign exchange rate differences	(56)	(21)	(3)	(62.5)	(85.7)
Net cash and cash equivalents at the beginning of the year	(98)	837	2,796	n/a	234.1
Net cash and cash equivalents at the end of the year	**837**	**2,796**	**2,301**	**234.1**	**(17.7)**

(1)   Includes costs related to our initial public offering of R154 million in the year ended March 31, 2003.

Cash flows from operating activities

Our primary sources of liquidity are cash flows from operating activities and borrowings. We intend to fund our expenses, indebtedness and working capital requirements from our operations and from capital raised in the markets. The increase in cash flows from operating activities in the 2005 financial year was primarily due to higher cash receipts from customers and lower finance charges, offset in part by higher taxation, increased cash paid to suppliers and dividends paid. The increase in cash flows from operating activities in the 2004 financial year was primarily due to higher cash receipts from customers, lower cash paid to suppliers and decreased finance charges, partially offset by dividends and increased taxes paid.

Cash flows used in investing activities

Cash flows used in investing activities relate primarily to investments in our fixed-line network and our 50% share of Vodacom's investments in its mobile networks in South Africa and other African countries. The increase in cash flows used in investing activities in the 2005 financial year was primarily due to higher capital expenditure in our fixed-line and mobile segments. The decrease in cash flows used in investing activities in the 2004 financial year was primarily due to an overall reduction in capital expenditure, mainly in our mobile segment.

Cash flows used in financing activities

Cash flows from financing activities are primarily a function of borrowing activities.

In the 2005 financial year, loans and finance lease repaid, the increase in financial assets and the purchase of treasury shares, exceeded loans raised by R9,897 million. We repaid a R2,299 million 13% unsecured local bond due May 31, 2004 and a net of R1,445 million of commercial paper bills and utilized R1,710 million for the repurchase of Telkom shares. We further increased our interest-bearing investments by R4,303 million by placing excess cash in short-term repurchase agreements. Vodacom entered into a US$ 180 million, medium term loan for Vodacom Congo to replace Vodacom Group's share of extended credit facilities relating to Vodacom Congo of US$16.3 million and Euro 38.8 million, which were repaid during the year. Telkom's 50% share of the Vodacom debt is included in Telkom's consolidated financial statements.

In the 2004 financial year, loans and finance leases repaid, the purchase of treasury shares and the increase in interest bearing investments exceeded loans raised by R6,481 million. We repaid a R4,311 million 10.75% unsecured local bond due September 30, 2003 and a R1,201 million 13% unsecured local bond due May 31, 2004. A net R67 million of commercial paper bills was repaid and we also settled R140 million of repurchase agreements and bills of exchange of R1,978 million. Vodacom repaid R920 million of shareholder loans in the 2004 financial year. Vodacom Congo (RDC) s.p.r.l., a subsidiary of Vodacom, entered into a Euro revolving credit facility of 11.5 million Euro (R186.9 million) and Vodacom Tanzania Limited, a subsidiary of Vodacom, repaid $4 million and TSH4,388 million (R56 million) in the 2004 financial year. Telkom's 50% share of the Vodacom debt is included in Telkom's consolidated financial statements.

In the 2003 financial year, loans repaid and the increase in interest bearing investments exceeded loans raised and finance leases raised by R2,872 million. We repaid a net of R1,371 million of commercial paper bills, a R689 million 10.75% unsecured local bond due September 30, 2003, a R359 million loan from European Investment Bank and a R200 million 12.5% coupon, unsecured loan stock due April 15, 2002 in the 2003 financial year. We increased our interest bearing investments, including repurchase agreements and bills of exchange, by R468 million. We also incurred R154 million in costs related to our initial public offering in the 2003 financial year. Vodacom repaid R426 million of its debt including the repayment of R400 million of funding loans, in the 2003 financial year. Telkom's 50% share of R213 million is included in loans repaid. Vodacom raised foreign debt of R932 million primarily as a result of a R336 million utilization of an extended credit facility for Vodacom Congo and a R502 million draw down of a project financing facility in Tanzania. Telkom's 50% share of R419 million is included in loans raised.

Working capital

We had negative consolidated working capital of 2.0 billion as of March 31, 2005 compared to negative consolidated working capital of R3.9 billion as of March 31, 2004 and R5.2 billion as of March 31, 2003. Negative working capital arises when current liabilities are greater than current assets. The decrease in negative working capital in the 2005 financial year was primarily due to increased cash generated from operations. In the 2005 financial year, we increased our interest-bearing investments to facilitate the payment of dividends and taxes payable in the 2006 financial year. In the 2004 financial year, we redeemed R1.2 billion of our consolidated R3.5 billion of indebtedness that was due in the 2005 financial year, which contributed to the improvement in working capital in the 2004 financial year. Telkom is of the opinion that the Telkom Group's cash flows from operations, together with proceeds from liquidity available under credit facilities and in the capital markets, will be sufficient to meet the Telkom Group's present working capital requirements for the twelve months following the date of this annual report. We intend to fund current liabilities through a combination of operating cash flows, new borrowings and borrowings available under existing credit facilities. We had 4.8 billion available under existing credit facilities as of March 31, 2005. See Item 3.

"Risk Factors–Risks Related to Our Business–We have negative working capital, which may impair our operating and financial flexibility and require us to defer capital expenditures and we may not be able to pay dividends and our operations and financial condition could be adversely affected."

Capital expenditures and investments

The following table shows the Telkom Group's investments in property, plant and equipment excluding intangibles, including our 50% share of Vodacom's investments, for the periods indicated.

	Year ended March 31,		
	2003	**2004**	**2005**
	ZAR	**ZAR**	**ZAR**
	(in millions)		
Group capital expenditure			
Fixed-line	**4,013**	**3,862**	**4,103**
Base expansion and core network	1,662	1,632	1,902
Network evolution	968	668	729
Efficiencies and improvements	1,226	1,201	1,177
Company support and other	157	361	295
Mobile	**1,699**	**1,445**	**1,747**
Total investment in property, plant and equipment	**5,712**	**5,307**	**5,850**

We spent approximately R4.1 billion ($660 million) on fixed-line capital expenditure in the year ended March 31, 2005, which was lower than budgeted fixed-line capital expenditure for the 2005 financial year of R4.6 billion largely due to more stringent investment criteria for capital investment in our fixed-line segment and savings resulting from the relative strength of the Rand against the US Dollar and Euro. The 6.2% increase in fixed-line capital expenditure in the 2005 financial year was primarily due to the earlier implementation of softswitch technology, the deployment of technologies to support our growing data services business, continued rehabilitation of the access network, increasing the efficiencies and redundancies in the transport network and expenditure for access line deployment in selected high growth residential areas. The 20.9% increase in mobile capital expenditure in the 2005 financial year was primarily due to increased investment in network infrastructure due to the increased customer base and higher traffic and to support Vodacom's investment in 3G technologies. In the future, we intend to continue to selectively invest in our fixed-line segment based on customer demand, economic viability and the availability of other investment opportunities. We also intend to concentrate capital expenditures in growing business areas, such as data services, and for improving the quality and efficiency of our network and support systems. Our consolidated capital expenditures in property, plant and equipment for the 2006 financial year is budgeted to be approximately R7.9 billion, of which approximately R5.0 billion is budgeted to be spent in our fixed-line segment and approximately R2.9 billion is budgeted to be spent in our mobile segment, which is our 50% share of Vodacom's capital expenditure of approximately R5.9 billion. This amount does not include any amount that Vodacom may expend in connection with its bid for the Nigerian Mobile operations. Our capital expenditures are continuously examined and evaluated against the economic benefit and may be revised in light of changing business conditions, regulatory requirements, investment opportunities and other business factors.

Commitments

We estimate our commitments in respect of property, plant and equipment leases in the next five years to be approximately R1.7 billion. Our annual commitments under operating leases, as of March 31, 2005, are as follows:

	Total ZAR	Within one year ZAR	Between one and five years ZAR	Over five years ZAR
			(in millions)	
Buildings	1,174	206	788	180
Rental receivable on buildings	(149)	(35)	(94)	(20)
Transmission and data lines	163	32	129	2
Vehicles	347	347	–	–
Equipment	37	6	31	–
Sport and marketing contracts	313	146	167	–
Total	**1,885**	**702**	**1,021**	**162**

Telkom has renewed its full maintenance lease agreement for its vehicles with Debis Fleet Management (Proprietary) Limited, a company incorporated in the Republic of South Africa, as of April 1, 2005. The original master lease agreement was for a period of five years and expired on March 31, 2005. The agreement has been extended for a further period of 3 years, up to March 31, 2008. As there is no minimum usage clause in the master lease agreement, only the lease payments for the one year renewal period are included in the table above. The leases of individual vehicles are renewed annually.

Contingent liabilities

On May 7, 2002, the South African Value Added Network Services Association, an association of value added network service providers, or VANS providers, filed complaints against Telkom at the Competition Commission of the Republic of South Africa regarding alleged anti-competitive practices on the part of Telkom. The Competition Commission found, among other things, that several aspects of Telkom's conduct prima facie contravened the Competition Act, 89 of 1998, and referred certain of the complaints to the Competition Tribunal for adjudication. The complaints deal with Telkom's alleged refusal to provide telecommunications facilities to certain VANS providers to construct their networks, refusal to lease access facilities to VANS providers, provision of bundled and cross subsidized competitive services with monopoly services, discriminatory pricing with regard to leased line services and alleged refusal to peer with certain VANS providers. Telkom has brought an application in the South African High Court challenging the Competition Tribunal's jurisdiction to adjudicate this matter. These matters and the amount of Telkom's liability are expected to be finalized within the next year. If these complaints are upheld, however, Telkom could be required to cease these practices and fined an amount of up to 10% of Telkom's annual turnover or be ordered to divest itself of the relevant business. Telkom is currently unable to predict the amount that it may eventually be required to pay. If Telkom is required to cease these practices, divest itself of the relevant business or pay significant fines, Telkom's business and financial condition could be materially adversely affected and its revenue and net profit could decline. See Item 3. "Key Information–Risk Factors–Risks Related to Regulatory and Legal Matters–If the Competition Commission of the Republic of South Africa were to conclude that Telkom had committed a prohibited practice, as set out in the Competitions Act of 1988, Telkom could incur a penalty, its business and financial condition could be materially adversely affected and its revenue and net profit could decline."

Telcordia instituted arbitration proceedings against Telkom in March 2001 seeking to recover approximately $130 million for monies outstanding and damages, plus costs and interest at a rate of 15.5% per year. The arbitration proceedings relate to the cancellation of an agreement entered into between Telkom and Telcordia during June 1999 for the development and supply of an integrated end-to-end customer assurance and activation system by Telcordia. In September 2002, a partial award was issued by the arbitrator in favor of Telcordia. Telkom subsequently filed an application in the South African High Court to review and set aside the partial award. On November 27, 2003, the South African High Court set aside the partial award and issued a cost order in favor of Telkom. On May 3, 2004, the South African High Court dismissed an application by Telcordia for leave to appeal and ordered Telcordia to pay the legal costs of Telkom. On November 29, 2004, the Supreme Court of Appeals granted Telcordia leave to appeal. Telcordia has since filed a notice of appeal. Telcordia also petitioned the United States District Court for the District of Columbia to confirm the partial award, which petition was dismissed, along with a subsequent appeal. Following the dismissal of the appeal, Telcordia filed a similar petition in United States District Court of New Jersey. The United States District Court of New Jersey also dismissed Telcordia's petition, reaffirming the decision of the United States District Court of Columbia. Telcordia has since appealed this dismissal. Telkom is currently unable to predict when the dispute will be resolved or the amount that it may eventually be required to pay Telcordia, if any, and has reversed all of its provisions for estimated liabilities, including interest and legal fees. As a result, as of March 31, 2005, Telkom had no provision for this claim. If Telcordia recovers substantial damages from Telkom, Telkom would be required to fund such payments from cash flows or drawings on its existing credit facilities, which could cause its indebtedness to increase and its net profit to decline. See Item 3. "Key Information–Risk Factors–Risks Related to Regulatory and Legal Matters–If Telcordia Technologies Incorporated, a New Jersey corporation, were able to recover substantial damages in its arbitration proceedings against Telkom, Telkom would be required to fund such payments from cash flows or drawings on its existing credit facilities, which could cause Telkom's indebtedness to increase and its net profit to decline" and Item 8. "Financial Information–Consolidated Financial Statements and Other Financial Information–Legal Proceedings."

See also note 39 to the notes to the audited consolidated financial statements of the Telkom Group and note 35 to the notes to the audited consolidated financial statements of Vodacom included herein for additional information related to contingent liabilities of the Telkom Group and Vodacom, respectively.

Employee benefit special purpose entity

We had liabilities of R2,430 million, R2,420 million and R2,289 million in the years ended March 31, 2005, 2004 and 2003, respectively, in respect of post retirement medical aid obligations for current and retired employees. We set up a special purpose entity in the 2002 financial year for the purpose of funding these post retirement medical benefit obligations. This special purpose entity is purely used as a financing tool as we still retain our obligation to provide post retirement medical aid benefits to retired employees. As a result, it does not meet the definition of a plan asset in terms of IAS19-Employee Benefits. Our interest in the special purpose entity is by way of equity, and this entity is fully consolidated in the Telkom Group's financial statements. The cumulative value of the funds in this special purpose entity was R2,208 million, R1,370 million and R938 million as of March 31, 2005, 2004 and 2003, respectively.

Off-Balance Sheet Transactions

We did not have any off-balance sheet transactions during the year ended March 31, 2005.

152

Contractual obligations

The following table sets forth the Telkom Group's contractual obligations as of March 31, 2005:

		Payments due by period			
	TOTAL	Less than 1 year	1-3 years	3-5 years	More than 5 years
		(In ZAR millions)			
Long-Term Debt Obligations	16,914	4,499	6,917	97	5,401
Capital (Finance) Lease Obligations	1,209	4	74	304	826
Forward Exchange Contracts	5,360	4,996	182	182	–
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under IFRS	20,331	374	801	867	18,289
TOTAL	**43,814**	**9,873**	**7,975**	**1,450**	**24,516**

The following table sets forth the Group's operating lease obligations as of March 31, 2005:

		Payments due by period		
	TOTAL	Less than 1 year	1-5 years	More than 5 years
		(In ZAR millions)		
Buildings	1,174	206	788	180
Rental receivable on buildings	(149)	(35)	(94)	(20)
Transmission and data lines	163	32	129	2
Vehicles	347	347	–	–
Equipment	37	6	31	–
Sport and marketing contracts	313	146	167	–
TOTAL	**1,885**	**702**	**1,021**	**162**

Funding sources

To date, we have financed our operations primarily from cash flows from operations and by borrowings in the South African and international capital markets. Access to international capital markets and its associated cost of funding depends in part on our credit ratings. We maintain an active dialog with the principal credit rating agencies who review our ratings periodically. Standard & Poor's International Ratings, LLC, a division of McGraw-Hill Companies Inc., and Moody's Investors Services Inc, have rated our foreign debt BBB and Baa1, respectively as of March 31, 2005. We have not solicited a rating on our local Rand denominated debt due to our long standing relationships with Rand denominated investors. As of March 31, 2005, 66.4% of our debt was local debt, compared to 73.4% as of March 31, 2004 and 77.3% as of March 31, 2003. Our Rand denominated debt bears interest at rates ranging from 10 basis points to 70 basis points above treasuries and the effective interest rate for the year ended March 31, 2005 was 15.2%. Fixed rate debt represented approximately 91.5% of the total consolidated debt as of March 31, 2005.

The following table sets forth our consolidated indebtedness, including finance leases as of March 31, 2005.

	Interest payment dates	Interest rate (%)	Outstanding as of March 31, 2005	Nominal amount outstanding as of March 31, 2005	Maturing Year ended March 31,					After 2010
					2006	2007	2008	2009	2010	
			ZAR	ZAR	ZAR	ZAR	ZAR	ZAR	ZAR	ZAR
					(in millions)					
TELKOM										
Bonds										
10% statutorily guaranteed local bond due not later than March 31, 2008 (TK01)[1][2][3]	March 31, September 30,	10	4,018	4,658	–	–	4,658	–	–	–
10.5% unsecured local bond due October 31, 2006 (TL06)[1][4]	April 30, October 31	10.5	1,492	1,500	–	1,500	–	–	–	–
6% unsecured local bond due February 24, 2020 (TL20) [5]	February 22,	6	1,186	2,500	–	–	–	–	–	2,500
Zero coupon unsecured loan stock due September 30, 2010 (PP02)[6]	–	–	200	430	–	–	–	–	–	430
Zero coupon unsecured loan stock due June 15, 2010 (PP03)[7]	–	–	630	1,350	–	–	–	–	–	1,350
7.125% unsecured Euro bond due April 12, 2005 [8]	April 12,	7.125	4,041	4,041	4,041	–	–	–	–	–
Finance leases	n/a	13.44–15.28	779	779	–	–	–	–	–	779
Repurchase agreements	n/a	6.9	0.1	0.1	0.1	–	–	–	–	–
Commercial paper	Various	Various	262	262	262	–	–	–	–	–
Zero coupon unsecured commercial paper bills with a maturity not later than April 4, 2005. The average discount rate on these commercial paper bills is 14.06% per annum.										
Bank facilities										
R111.5 million unsecured overdraft facility with ABSA Bank Limited, repayable on demand	–	Prime Rate	Not utilized	Not utilized	–	–	–	–	–	–
R485 million unsecured overdraft facility with The Standard Bank of South Africa Limited, repayable on demand	Prime Rate	Not utilized	Not utilized		–	–	–	–	–	–
R150 million unsecured overdraft facility with FirstRand Bank Limited, repayable on demand	Mutually agreed	Not utilized	Not utilized		–	–	–	–	–	–
R150 million unsecured overdraft facility with Commerzbank AG, repayable on demand	Prime Rate	Not utilized	Not utilized		–	–	–	–	–	–
$35 million unsecured short term loan facility with Calyon Corporate and Investment bank, various repayment dates	–	Mutually agreed	Not utilized	Not utilized	–	–	–	–	–	–
R500 million unsecured overnight revolving credit facility with HSBC Bank plc	–	Mutually agreed	Not utilized	Not utilized	–	–	–	–	–	–
R500 million unsecured short term facility with HSBC Bank plc	–	Mutually agreed	Not utilized	Not utilized	–	–	–	–	–	–
R1 billion uncommitted short term facility with Sumitomo Mitsui Banking Corporation Europe Limited	–	At lenders discretion	Not utilized	Not utilized	–	–	–	–	–	–
Various bank loans [3]	–	Various	94	94	3	3			–	88
Bank overdraft and other short-term debt	–	–	–	–	–	–	–	–	–	–
Total Telkom	–	–	**12,702**	**15,614**	**4,306**	**1,503**	**4,658**	–	–	**5,147**

154

| | Interest payment dates | Interest rate (%) | Outstanding as of March 31, 2005 ZAR | Nominal amount outstanding as of March 31, 2005 ZAR | Maturing Year ended March 31, | | | | | After 2010 |
					2006 ZAR	2007 ZAR	2008 ZAR	2009 ZAR	2010 ZAR	ZAR
				(in millions)						
VODACOM[9]										
$8.4 million shareholders loan with Planetel Communications Limited [10]	–	LIBOR+5%	19	19	–	–	–	–	19	–
$10 million shareholders loan with Caspian Construction Company [10]	–	LIBOR+5%	23	23	–	–	–	–	23	–
$22.1 million Euro 10.4 and TSH 10,969 million project finance for Vodacom Tanzania Limited	–	5.9–13	143	143	46	56	41	–	–	–
$180 million medium term loan to Vodacom International Limited	–	LIBOR+ 0.6%	564	564	–	564	–	–	–	–
$37.1 million Preference shares by Vodacom Congo (R.D.C) s.p.r.l. [11]	–	4%	116	116	116	–	–	–	–	–
Various finance leases [12]	–	12.1–16.9	429	429	25	39	56	97	49	163
Various other short-term loans	–	Various	6	6	6	–	–	–	–	–
Bank overdrafts and other short-term debt	–	–	909	909	909	–	–	–	–	–
Total Vodacom [9]	–	–	**2,209**	**2,209**	**1,102**	**659**	**97**	**97**	**91**	**163**
TOTAL	–	–	**14,911**	**17,823**	**5,408**	**2,162**	**4,755**	**97**	**91**	**5,310**

(1) Listed on the Bond Exchange of South Africa.

(2) Open ended bond issue, and number of bonds issued varies from time to time. As of March 31, 2005, R4,658 million of these bonds were in issue.

(3) R4,113 million of Telkom's indebtedness outstanding as of March 31, 2005 was guaranteed by the Government of the Republic of South Africa.

(4) 1,500 of these bonds were issued on October 31, 2001 at a yield to maturity of 10.87%.

(5) 2,500 of these bonds were issued on February 22, 2000 at a yield to maturity of 15.00%. The TL20 bond was listed on the Bond Exchange of South Africa with effect from April 1, 2005.

(6) Issued on February 25, 2000. Original amount issued was R430 million. The yield to maturity of this instrument issued by Telkom is 14.37%.

(7) Issued on June 15, 2000. Original amount issued was R1,350 million. The yield to maturity of this instrument is 15.175%.

(8) Listed on the London Stock Exchange. An aggregate principal amount of Euro 500 million was issued on April 12, 2000.

(9) Represents Telkom's 50% share of Vodacom's indebtedness.

(10) Repayable on approval of at least 60% of the shareholders of Vodacom Tanzania Limited.

(11) The preference shares are redeemable, but only after the first three years from date of issuance, and only on the basis that the shareholders are repaid simultaneously and in proportion to their shareholding.

(12) Secured by land and buildings.

The Eurobond, with a nominal value of EUR 500 million, was redeemed in April 2005. The facility was refinanced with commercial paper bills and an additional R600 million nominal amount of our existing TL06 bond.

We expect to repay the indebtedness and other obligations in the above table with cash flows from operations, new capital raised in the markets and/or existing or new credit facilities. None of the outstanding indebtedness in the above table is convertible into other securities and, being debt instruments, were not offered or issued to our existing shareholders. The bonds in the above table were issued to, and are currently held by, a number of third parties pursuant to public offers and private placements undertaken by us. Telkom's special purpose entity established to fund post retirement medical benefits obligations indirectly held R45 million in nominal value of Telkom's 10.5% unsecured local bond due October 31, 2006 (TL06) and 300,903 of Telkom's ordinary shares as of March 31, 2005.

The funds raised through the issuances of the above indebtedness were used for the extension and modernization of our communications networks, the provision of additional communications services and for general working capital purposes.

The debt instruments in the above table do not contain any restrictive covenants except a number of the instruments contain provisions limiting our ability to create liens. Some of our debt contains cross default provisions. In addition, our R2.5 billion 6% local bonds due February 24, 2020 contain financial maintenance covenants requiring the Telkom Group to maintain the following ratios:

• EBITDA to net interest expense ratio of no less than 3.5:1; and

• net interest bearing debt to EBITDA ratio of no greater than 2.0:1 in the 2003 financial year, increasing to 3.0:1 in the years thereafter.

The above ratios are calculated semi-annually based on accounting policies in use at the time the indebtedness was incurred. Because the above ratios are calculated based on accounting policies in use at the time the indebtedness was incurred, EBITDA for purposes of the ratios is not calculated in the same manner as it is calculated elsewhere in this document. The covenants will be effective for so long as the initial subscriber holds at least 70% in nominal value of the bonds. We were in compliance with the above ratios during the year ended March 31, 2005.

All debt incurred by Telkom prior to 1991 is guaranteed by the Government of the Republic of South Africa pursuant to Section 35 of the South African Exchequer Act, 66 of 1975. The Government of the Republic of South Africa does not guarantee debt incurred thereafter or Vodacom's debt. As of March 31, 2005, R4.1 billion of our total debt of R14 billion was guaranteed by the Government of the Republic of South Africa.

No loans have been furnished by Telkom or any of its subsidiaries for the benefit of any director or any member of our senior management team as of March 31, 2005.

Telkom's policy is to hedge its exposure to foreign exchange rate fluctuations. Currency exchange hedges are not always commercially available in other African countries. Interest rate risk is converted to Rands and managed per our policy and control manual which stipulates guidelines on exposure to fixed and floating rate debt. Telkom's philosophy is to target a fixed/floating debt ratio of at least 65% fixed, adjusted to market conditions considering the interest rates at that time. If interest rates are low, Telkom will establish a higher than 65% fixed/floating debt ratio and when interest rates are high, Telkom seeks to establish the ratio closer to a 65% fixed/floating debt ratio.

Critical accounting policies and estimates

The consolidated financial statements of the Telkom Group and of Vodacom have been prepared in accordance with IFRS, which differs in certain respects from US GAAP. The significant differences between IFRS and US GAAP and the effects on net income and shareholders' equity, relating to the consolidated financial statements of the Telkom Group are described in note 47 to the Telkom Group's consolidated financial statements included elsewhere in this annual report. The description of the differences and the effects on net income and shareholders' equity of Vodacom are included in note 45 of Vodacom's consolidated financial statements included elsewhere in this annual report. As further discussed in those financial statements, the most significant differences between IFRS and US GAAP relating to the Telkom Group's consolidated financial statements include revenue recognition, sale and leaseback transactions, derivative financial instruments, goodwill, share issue expenses and deferred income taxes and for Vodacom they include derivative financial instruments, goodwill, joint venture accounting, deferred bonus incentive schemes and deferred income taxes.

The preparation of our financial statements requires management to make estimates and assumptions that affect the reported results of our operations. Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of our consolidated financial statements and are critical to the business operations and the understanding of the results of our operations.

General

We evaluate our estimates, including those relating to bad debts, inventories, investments, property, plant and equipment, intangible assets, income taxes, employee benefits and contingencies and litigation on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making our judgments about carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from those resulting from estimates made under different assumptions and conditions.

Revenue recognition

Revenue, excluding value added taxation and sales between group companies, represents the invoiced value of goods and services supplied by us. We measure revenue at the fair value of the consideration received or receivable. Revenue is recognized only when it is probable that the economic benefits associated with a transaction will flow to us and the amount of revenue, and associated costs incurred or to be incurred can be reliably measured.

The recognition of revenue involves estimates and assumptions with regard to the estimation of the useful life of the customer base. This estimate is based on past experience.

Revenue from usage and network access is recognized as services are provided. Revenue is recognized on a usage basis commencing on the date of activation of services with any revenue on prepaid airtime or phone cards forfeited being recognized on expiration date, while activation revenue is recognized over the average estimated life of the customer. Revenue from the sale of equipment is recognized when the customer accepts delivery. Other revenue is recognized when the right to receive payment has been established.

Impairment of intangible assets

In assessing the recoverability of goodwill and other intangible assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their fair value assessments change in the future and result in changes in the asset's estimated remaining useful life, we may need to record impairment charges for these assets not previously recorded. Goodwill associated with the excess purchase price over the fair value of assets acquired and other identifiable intangible assets, such as trademarks and licenses, are tested for impairment on an annual basis.

Useful life of long-lived assets

In assessing the useful life of long-lived assets, we use estimates of future cash flows and expectations regarding the future utilization pattern of the assets to determine the depreciation to be charged on a straight line basis over the estimated useful lives of the assets. On a regular basis, we review the useful lives and economic capacity of the long-lived assets with reference to any events or circumstances that may indicate that an adjustment to the depreciation period is necessary.

Given the significance of long-lived assets to our financial statements, any change in the depreciation period could have a material impact on our results of operations and financial condition. In 2005, we increased the useful life of certain assets and reduced depreciation expenses by R542 million.

Impairment of long-lived assets

We periodically evaluate our long-lived assets for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on technology, economic and legal factors, market conditions and operational performance. Future events could cause us to conclude that impairment indicators exist and that the specified long-lived asset is impaired. The fair values determined are dependent upon the forecasted performance of our business, changes in the telecommunications industry and the overall economic environment. We measure any impairment based upon a comparison of the carrying amounts of the asset to its fair value, which is determined by using a forecasted discounted cash flow method.

In assessing the recoverability of our long-lived assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates, or their fair value assessments, change in the future or if the forecasts are not met, we may have to record additional impairment charges not previously recognized. Any resulting additional impairment loss could have a material impact on our results of operations and financial condition.

Trade receivables estimation of provision for doubtful debts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. In order to estimate the appropriate level for this allowance, we analyze historical bad debts, customer concentrations, current customer credit worthiness, current economic trends, changes in our customer payment patterns and customers' respective risk profiles. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. A considerable amount of judgment is required in assessing the ultimate realization of these receivables including the current credit worthiness of each customer.

Deferred taxation assets

Significant judgment is required in determining our provision for income taxes and our deferred tax assets and liabilities.

We estimate our current tax exposure based on the positions utilized in filing our tax returns together with the temporary differences resulting from different treatment of items, such as deferred revenue and depreciation for tax or accounting purposes. These temporary differences result in deferred tax assets and liabilities being recognized. We must then assess the probability of our deferred tax assets being recoverable from future taxable income. To the extent that we believe that recovery is not probable, we will reduce the amount of deferred tax assets. The carrying value of our net deferred tax assets assumes that we will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event that we were to determine that we would not be able to realize our deferred tax assets in the future, a valuation allowance may be required which would reduce income in the period that such determination was made.

Post employment benefits

We have significant pension and postretirement benefit costs and credits that are developed from actuarial valuations and calculations. We follow the guidance of IAS19, "Employee Benefits", SFAS 87, "Employers Accounting for Provisions" and SFAS 106, "Employers' Accounting for Post Retirement Benefits Other Than Pensions" for these benefits. Under these accounting standards, assumptions are made regarding the valuation of benefit obligations and performance of plan assets. The guiding principle of these standards is delayed recognition of differences between actual results and those assumed. This allows for a smoothed recognition of changes in benefit obligations and plan performance over the estimated working lives of the employees who benefit under these plans.

Inherent to these valuations and calculations are key assumptions, including discount rates and expected return on assets. The primary assumptions used are as follows:

• Discount rate – The discount rate is used to record the value of benefits, which are based on future projections, in terms of today's Rand-value.

• Expected return on plan assets – Management projects the future return on plan assets based principally on prior performance. An increase in the projected future value of assets reduces the benefit obligation a company will record.

• Rate of compensation increase – Management estimates pay increases, which are used to project employees' pension benefits after retirement.

• Health care cost trend – Management projects the expected increases in the cost of health care.

• Amortization of gains or losses – Management selected to recognize gains and losses through the corridor approach over ten years. These gains or losses are created when actual results differ from estimated results based on the above assumptions.

We are required to consider current market conditions, including changes in interest rates and healthcare inflation, in selecting these assumptions. Changes in the related pension and post employment benefit costs and credits may occur in the future in addition to changes resulting from fluctuations in our related headcount.

Inventory

We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value, based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write downs may be required.

Commitments and contingencies

Management's current estimated range of liabilities relating to certain pending litigation and arbitration proceedings is based on claims for which management can estimate the amount of loss. We have recorded the probable estimated liability related to those claims where there is a range of loss. Because of the uncertainties relating to both the outcome and the amount and range of the loss on the pending litigation and arbitration proceedings, management is unable to make a reasonable estimate of the liability that could result from an unfavorable outcome. As additional information becomes available, we will assess the potential liability related to our pending litigation and arbitration proceedings and revise our estimates. Such revisions in our estimates of the potential liability could materially impact our results of operation and financial position. See Item 8. "Financial Information–Consolidated Financial Statements and Other Financial Information–Legal Proceedings."

Incentive compensation

Management incentive plans are tied to various financial performance metrics. Bonus accruals made throughout the year related to the various incentive plans are based on management's best estimate of the achievements of the specific financial metrics. Adjustments to accruals are made on a quarterly basis as forecasts of financial performance are updated. At year-end, the accruals are adjusted to reflect the actual results achieved.

Fair value estimations of financial instruments

Fair values are based on listed market prices, where available. If listed market prices are not available, fair value is determined based on other relevant factors, including dealers' price quotations and price quotations for similar instruments traded in different markets. Fair value for certain derivatives are based on pricing models that consider current market and contractual prices for the underlying financial instruments or commodities, as well as the time value and yield curve or volatility factors underlying the positions. Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different pricing models or assumptions could produce different financial results.

Leasing

We apply the provisions of IAS17, "Leases" to all leasing transactions. In general, there are two types of leases from a lessee's perspective: operating leases, which are leases accounted for off-balance sheet, and capital leases, which are leases capitalized on the balance sheet.

In accounting for leases, management makes assumptions, including the discount rate, fair market value of the leased assets and their estimated useful life. Changes in these assumptions could result in a change to the amounts recognized in the financial statements.

In addition to uncertainty inherent in management assumptions, leasing transactions become increasingly complex when they involve sale/leaseback accounting, which are leasing transactions where the lessee previously owned the leased assets. In these instances it is important to analyze the facts relating to the transactions to determine whether the transactions are finance/capital leases or operating leases, which will result in either on-balance sheet or off-balance sheet recognition, respectively.

Any changes in the assumptions used by management could significantly impact the value of assets and liabilities in our consolidated accounts.

Provisions

Telkom applies IAS37, "Provisions, Contingent Liabilities and Contingent Assets" in making assessments about the appropriate amount of provisions to be recognized for commitments and contingencies. Provisions are recognized when the Telkom Group has a present obligation, legal or constructive, as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect management's best estimate. While management does not anticipate any significant changes to the provisions reflected in the accompanying consolidated financial statements, changes in assumptions or related facts and circumstances could result in significant changes in the future.

Any changes in the assumptions used by management could significantly impact on the value of assets and liabilities in the group accounts.

Dealer incentives

Telkom provides incentives to its retail payphone card distributors as trade discounts. Incentives are based on sales volume and value. Revenue for retail payphone cards is recorded as traffic revenue, net of these discounts as the cards are used.

Vodacom acts as a principle in its relationship with its dealers and service providers. Dealers and service providers are not permitted to purchase and resell Vodacom airtime, they simply pass on to the subscriber the airtime that arises from the subscribers' use of the Vodacom network.

The role of the dealers and service providers is to undertake sales and marketing of airtime services, including connection and renewal of contract subscribers and sales to pre paid customers, and certain administrative services in relation to customers connected to the Vodacom network, such as sales force and customer care and billing of individual customers for which they are compensated by Vodacom. In effect, Vodacom has simply outsourced these functions, which they would otherwise have performed internally, incurred and recorded as expenses, and the contract between Vodacom and their dealers and service providers specifies what these functions are and how they will be compensated by incentive commissions.

The following incentive commissions are paid by Vodacom to its dealers and service providers:

Contract connection and retention incentive commissions

Contract products that may include deliverables such as a handset and 24 month service are defined as arrangements with multiple deliverables. The arrangement consideration is allocated to each deliverable, based on the fair value of each deliverable on a stand alone basis as a percentage of the aggregated fair value of the individual deliverables. Revenue allocated to the identified deliverables in each revenue arrangement and the cost and commissions paid to service providers and dealers that are applicable to these identified deliverables are recognized based on the same recognition criteria of the individual deliverable at the time the product or service is delivered.

Contract retention incentive commissions

These commissions are paid to service providers or dealers for all contract packages. Vodacom calculates the incentive paid monthly and the expense is recognized in the period it is earned by the service provider or dealer.

Prepaid incentive commissions

Prepaid products that may include deliverables such as a SIM card and airtime are defined as arrangements with multiple deliverables. The arrangement consideration is allocated to each deliverable, based on the fair value of each deliverable on a stand alone basis as a percentage of the aggregated fair value of the individual deliverables. Revenue allocated to the identified deliverables in each revenue arrangement and the cost and commissions paid to service providers and dealers that are applicable to these identified deliverables are recognized on the same recognition criteria of the individual deliverable at the time the product or service is delivered.

Distribution incentive commissions

These commissions are paid to service providers or dealers to maintain and increase their loyalty to, and exclusivity with, Vodacom. These commissions are deferred and expensed over the contractual relationship period.

Handset incentive commissions

These incentives are offered by Vodacom to dealers for Vodacom sourced handsets provided to customers, which are recorded as a net against revenue.

Item 6. Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

Directors and Senior Management of Telkom

Directors of Telkom

The management of Telkom is vested in its board of directors, which consists of eleven members. In accordance with Telkom's articles of association, the Government, as the holder of the class A ordinary share, and the Public Investment Corporation, as the beneficial holder of the class B ordinary share, are entitled to appoint directors based on the percentage of the issued ordinary shares owned by them. As of the date hereof, the Government is entitled to appoint five directors, including two executive directors, and the Public Investment Corporation is entitled to appoint one executive or non-executive director to Telkom's board of directors. Telkom's shareholders are entitled to appoint, in a general meeting, that number of directors, if any, that are not appointed by the holder of the class A ordinary share, the holder of the class B ordinary share or the board of directors. The shareholders in a general meeting are not entitled to fill a vacancy created by a director appointed by either the holder of the class A ordinary share or the class B ordinary share. If, as of March 4, 2011, the class A ordinary share and class B ordinary share have not otherwise been converted into ordinary shares under the terms of Telkom's articles of association, they will be so converted and the rights of the Government and the Public Investment Corporation as holders of the class A ordinary share and class B ordinary share, respectively, including their rights to appoint members of Telkom's board of directors will be terminated.

The chief executive officer is Telkom's most senior executive and the exercise of his authority is subject to the authority and direction of the board of directors. Telkom's articles of association provide that the chief executive officer shall be an executive director nominated and appointed at least every three years by the board of directors, after consultation with the Government, for so long as it is a significant shareholder. Pursuant to Telkom's articles of association, the board of directors is required to meet at least once a quarter.

Significant Shareholder

Pursuant to Telkom's articles of association, a significant shareholder is any person that holds either a class A ordinary share or a class B ordinary share and at least 15% of Telkom's issued ordinary shares, subject to adjustment to reflect additional issuances of ordinary shares by Telkom after March 4, 2003, provided that the percentage will not be lower than 10%.

Sale of Thintana shares and current shareholding

Thintana Communications sold a 14.9% interest in Telkom to South African and certain international institutional investors in June 2004. Following the completion of this sale, Thintana Communications beneficially owned a 15.1% interest in Telkom, including the class B ordinary share, and remained a significant shareholder. In November 2004 Thintana Communications announced that it sold its remaining 15.1% interest in Telkom, including its class B ordinary share, to the Public Investment Corporation, an investment management company wholly owned by the South African Government. Following the sale by Thintana Communications, all of Thintana Communications' representatives on Telkom's board and its management designees were replaced.

We have been informed that as of June 28, 2005, the Public Investment Corporation beneficially owned 8.4% of Telkom's issued and 8.7% of Telkom's outstanding ordinary shares and the class B ordinary share that it had acquired from Thintana Communications, plus an additional 6.1% of

Telkom's issued and 6.4% of Telkom's ordinary shares that it had acquired in the market, and the Elephant Consortium beneficially owned 6.7% of Telkom's issued and 7.0% of Telkom's outstanding ordinary shares that it had acquired from the Public Investment Corporation after being acquired by the Public Investment Corporation from Thintana Communications. As a result of the foregoing, as of June 28, 2005, the Public Investment Corporation is not a "significant shareholder" of Telkom, however, it is entitled to appoint one executive or non-executive director to Telkom's board of directors, as the holder of the class B ordinary share. As of June 28, 2005, the Government of the Republic of South Africa owned 37.7% of Telkom's issued and 39.4% of Telkom's outstanding ordinary shares, plus the class A ordinary share, and is entitled to appoint five directors, including two executive directors, to Telkom's board of directors and is the only "significant shareholder" of Telkom.

The above transactions resulted in the following resignations and appointments to the Telkom Board of Directors:

Resignations	Date of resignation
JP Klug	October 15, 2004
Tan Sri Dato'Ir. Md. Radzi Mansor	November 26, 2004
RP Menell *	September 18, 2004
TA Sekano *	September 18, 2004
CL Valkin	November 25, 2004
TG Vilakazi	September 20, 2004
MP Moyo *	September 18, 2004
SM McKenzie	November 22, 2004
CK Tan	October 15, 2004
A Ngwezi	June 29, 2005

* Resigned at the end of director term.

Appointments	Date of appointment
TCP Chikane	September 20, 2004
TD Mahloele	November 29, 2004
M Mostert	September 20, 2004
A Ngwezi	November 29, 2004
DD Tabata	September 20, 2004
YR Tenza	September 20, 2004
B Du Plessis	December 2, 2004
TF Mosololi	October 15, 2004
PL Zim	October 15, 2004

Current directors

The following are Telkom's directors as of the date hereof. All of Telkom's directors are citizens of the Republic of South Africa.

Directors

Name	Year of Birth	Business Address	Position	Expiration of Term of Office	Year of Appointment
Nomazizi Mtshotshisa[1]	1944	Beslin Chairman of House, 10 Koningkramer Road, New Germany, 3610	the Board; Non executive Director	2005	2002
Sizwe Nxasana	1957	Telkom Towers North 152 Proes Street Pretoria, 0002	Chief Executive Officer; Executive director	December 31, 2005 [2]	1998
Dumisani Tabata[1]	1955	269 Oxford Road, Ilovo, 2196	Non-executive director	Indefinite	2004
Yekani Tenza[1]	1957	5th Floor, Carlton Centre, 150 Commissioner Street, Johannesburg, 2001	Non-executive director		2004
Thabo Mosololi[3]	1969	Palazzo Towers East, Montecasino director Boulevard, Fourways, 2055	Non-executive	Indefinite	2004
Lazarus Zim [3]	1960	44 Main Street, Johannesburg, 2001	Non-executive director	Indefinite	2004
Marius Mostert[1]	1959	ABN AMRO House, 2 Exchange Square, 85 Maude Street, Sandton, 2196	Non-executive director	Indefinite	2004
Thenjiwe Chikane[1]	1965	Mulberry Office Park, Broadacres Drive, Fourways, 2155	Non-executive director	Indefinite	2004
Tshepo Mahloele[4]	1967	PIC Building, Glenfield Office Park, Oberon Avenue, Faerie Glen, 0043	Non-executive director	Indefinite	2004
Albertinah Ngwezi[4]	1973	PIC Building, Glenfield Office Park, Oberon Avenue, Faerie Glen, 0043	Non-executive director	Indefinite	2004
Brahm du Plessis[3]	1955	41 St John Road, Houghton, 2041	Non-executive director	Until next AGM in 2005	2004

———————————————

(1)   Government representative.

(2)   In April 2005, Sizwe Nxasana, Telkom's chief executive officer, announced that he had decided not to renew his service contract which expires on December 31, 2005 in order to explore new challenges. Mr. Nxasana will continue as Telkom's chief executive officer up to December 31, 2005 while the Telkom board seeks the appointment of his successor.

(3)   Independent.

(4)   Public Investment Corporation representative.

Nomazizi Mtshotshisa was appointed to the Board on August 1, 2002. Nomazizi is a business woman with interests in the financial services, mining and energy sectors. She has served as national director of the National Association of Democratic Lawyers, which focuses on human rights and transformation in the administration of justice. She is chairman of the Chris Hani Baragwanath Reconstruction Trust, Majweng Resources (Mining), Eco-Electrical (Proprietary) Limited and Arch Equity (Proprietary) Limited. Nomazizi also serves as director in Women's Development Micro Finance, Mvelaphanda Resources, Grinrod Limited and SA Black Women Investment Holdings. Ms. Mtshotshisa holds a B. Curis degree from the University of South Africa.

Sizwe Nxasana was appointed to the board and as chief executive officer in April 1998. Prior to joining Telkom in March 1998, he was the national managing partner for Nkonki Sizwe Ntsaluba Inc. from June 1996 to March 1998. He is a director of Vodacom Group (Proprietary) Limited, Business Against Crime-South Africa (Association incorporated in terms of Section 21), Zenex 1995 Trust and Zenex Foundation, Telkom Directory Services (Proprietary) Limited and First Rand Bank and Holdings Limited and chairman of the Audit Committee of the South African Revenue Service Audit Committee. He holds a Bachelor of Commerce degree and a Bachelor of Accounting Science (honors) degree from the University of South Africa and is a chartered accountant (South Africa). Mr. Nxasana was awarded an honorary doctorate from the University of Fort Hare, and was awarded a business excellence award from the South African Chamber of Commerce America in 2005.

Dumisani Tabata was appointed to the Board on September 20, 2004. Dumisani is a director and founding member of Smith Tabata Incorporated. He was admitted as an attorney in 1984 and specializes in constitutional litigation and administrative law. Dumisani has acted as a High Court Judge and has served on the executive board of National Association of Democratic Lawyers. He is chairman of STRB Attorneys in Johannesburg, deputy chairman of the ABSA regional board (Eastern Cape), a member of ABSA board (Commercial Bank) and a director of Smith Tabata Buchanan Boyes. Mr. Tabata holds a Bachelor of Procuration LLB.

Yekani Tenza was appointed to the Board on September 20, 2004. Yekani is the executive chairman of Virtualcare Pharmacies (Proprietary) Limited. He is also Chairman of IME Actuaries and Consultants. He has more than 15 years business experience ranging from manufacturing industry to the financial sector, particularly in the formulation and implementation of strategy. He has extensive experience in the healthcare sector having been the executive director of Medscheme Holding (then, the largest medical scheme administrator in South Africa). He is the former chief executive officer of Bonitas Medical Aid Fund and served as President and chief executive officer of Foskor Limited (largest producer of phosphoric acid in South Africa). He is a current non-executive director of the Gas Corporation of South Africa (iGas), Global Business Equilibrium and a former director of PetroSA Limited. Mr. Tenza holds a Bachelor of Commerce Bachelor of Accounting Science (Honours) and a MBA and he is a Certified Public Accountant (USA).

Thenjiwe Chikane was appointed to the board on September 20, 2004. Thenjiwe has served as the CEO at MGO Consulting since 2003, having joined them from the Department of Finance where she was head of Finance & Economic Affairs, Gauteng. Thenjiwe is a board member at DBSA, PetroSA Limited and is a member of the audit committees of Poslec and Rosslyn Mining Company. She is currently a member of SAICA (South African Institute of Chartered Accountants) and ABASA (the Association of Black Accountants of South Africa). She has served on various other bodies, such as the UNISA Transformation Forum. Ms. Chikane is a chartered accountant.

Thabo Mosololi was appointed to the Board on October 15, 2004. Thabo has been the financial director of Tsogo Sun Gaming since 2001. His expertise spans management consulting, financial re-engineering and strategy development. He is a member of SAICA and ABASA. In 1999, Thabo was appointed by the Minister of Finance to the Financial Services Board Insider Trading Directorate. In 2001, Thabo was appointed as a commissioner on the Fiscal & Financial Commission. He serves as chairman of the Board of Trustees for the Education Foundation and NGO involved in the Curriculum Development and policy research on education in South Africa. Mr. Mosololi holds a Diploma in Project Management, MAP, EDP and is a chartered accountant.

Lazarus Zim was appointed to the board on October 15, 2004. Lazarus is the chief executive officer of Anglo American Corporation of South Africa Limited. He is a director of Anglo American Corporation and serves on various executive and board committees, including Audit, Employment Equity & Development, and Market Development. Lazarus brings in-depth knowledge of the African telecommunications markets as he previously worked as the managing director of MTN International and as an executive director of MTN Group. In this role he was responsible for operations in Nigeria, Cameroon, Uganda, Swaziland and Rwanda and Mauritius. Prior to this, he was managing director of M-Net and chief executive officer of MIH South Africa. Mr. Zim holds a Bachelor of Commerce (Honours) and a Masters in Commerce.

Marius Mostert was appointed to the board on September 20, 2004. Marius is the group financial director of Decillion Limited and he manages regulatory reporting to the JSE Securities Exchange, the Financial Services Board, South African Reserve Bank, the Financial Services Authority in the United Kingdom, and other regulatory bodies. He also oversees overall financial management and reporting, communication with shareholders, and the management of Finance and Risk Departments. Prior to joining Decillion, Marius was Financial Director of PSG Investment Bank and Executive vice President, Professional Services at the Industrial Development Corporation. Mr. Mostert holds a Bachelor of Commerce (Cum Laude), Bachelor of Commerce (Honours) (Investment Management), MBA, Doctorate in Commerce and is a chartered accountant.

Tshepo Mahloele was appointed to the board on November 29, 2004. Tshepo has extensive experience in corporate and project finance. He has been head of corporate finance at the PIC and Isibaya Fund since August 2003. He was previously a private sector investments manager at DBSA and has worked for the Commonwealth Development Corporation, where he was involved in the capital funding for infrastructure projects. Tshepo is a non-executive director of Bakwena Platinum Corridor Concession. Mr. Mahloele holds a Bachelor of Procurationis.

Albertinah Ngwezi was appointed to the board on November 29, 2004. Albertinah is the chief operations officer of the Public Investment Corporation (PIC) and heads its operations division, a position she has held since 2003. Albertinah is a non-executive director of South African Airways and an investment committee member of the Eskom Pension and Provident Fund. She is a chartered accountant. She has worked as corporate finance executive at NM Rothchilds and Sons Limited, and as a corporate finance director at UBS Warburg. Ms. Ngwezi also holds a higher diploma in accounting.

Brahm du Plessis was appointed to the board on December 2, 2004. Brahm has been a practicing advocate in the Johannesburg Bar since 1987, specializing in intellectual property law. Prior to that he was a senior lecturer in Roman-Dutch Law at the University of Cape Town. He was the founder member of CDRT (Community Dispute Resolution Trust) and is past chairman of the Johannesburg branch of NADEL. He has published a law journal article on the Contracts in Restraint of Trade in Roman and Roman-Dutch Law. Brahm is also a member of Advocates of Transformation. Mr. du Plessis holds a Bachelor of Arts, LLB and LLM.

Alternate directors of Telkom

Dato Md. Khir Abdul Rahman's appointment as alternate director terminated on July 26, 2004 after he resigned as executive director and chief executive of Telekom Malaysia Berhad (TM).

John Gibson and Brian Manning resigned as alternate directors on November 26, 2004 and November 25, 2004, respectively, following the sale of Thintana Communications' 15.1% shareholding to the Public Investment Corporation in November 2004.

No alternative directors have been appointed as of the date hereof.

Senior management of Telkom

The following are members of senior management of Telkom:

Name	Year of Birth	Position	Year of Employment
Sizwe Nxasana[1]	1957	Chief Executive Officer	1998
Kaushik Patel	1962	Chief Financial Officer	2000
Nombulelo Moholi	1960	Chief Sales and Marketing Officer	1994
Reuben September	1957	Chief Technical Officer	1977

_____

(1)   Biography set forth above.

The business address of each of Telkom's executive officers is Telkom Towers North, 152 Proes Street, Pretoria, South Africa 0002.

Kaushik Patel was appointed chief financial officer in January 2004. He joined Telkom and served as deputy chief financial officer since December 2000. Prior to joining Telkom, he served as financial director for Teba Bank Ltd from April 1999 to November 2000 and finance executive for the African Bank Ltd since March 1998. He holds a Bachelor of Accounting Science (Honours) degree from the University of South Africa and is a chartered accountant (South Africa).

Nombulelo Moholi was appointed as chief sales and marketing officer in April 2002. Ms. Moholi joined Telkom in 1994 as general manager of payphones and became a group executive of regulatory affairs in October 1995 and managing executive of international and special markets in 1999. Prior to joining Telkom, she worked for GEC and Siemens (South Africa). She is a council member of the South African Bureau of Standards, a director of Telkom Directory Services (Proprietary) Limited and holds a Bachelor of Science degree in Electrical and Electronic Engineering from the University of Cape Town.

Reuben September was appointed chief technical officer in May 2002. Prior to this appointment, he served as managing executive of technology and network services since March 1, 2000. He has worked in various engineering and commercial positions in Telkom since 1977. He is a member of the Professional Institute of Engineers of South Africa (ECSA) and holds a Bachelor of Science degree in Electrical and Electronic Engineering from the University of Cape Town.

There are no family relationships between any of Telkom's directors or members of senior management.

Senior Management of Vodacom

The following are members of senior management of Vodacom:

Name	Year of Birth	Position	Year of Employment
Alan Knott-Craig	1952	Chief Executive Officer of Vodacom Group	1993
Leon Crouse	1953	Chief Financial Officer of Vodacom Group	1993
Shameel Aziz Joosub	1971	Managing Director of Vodacom Service Provider Company (Pty) Ltd.	1994
Pieter Uys	1962	Managing Director of Vodacom (Pty) Ltd and Chief Operating Officer of Vodacom Group	1993

The business address of each of Vodacom's executive officers is Vodacom Corporate Park, 082 Vodacom Boulevard, Vodavalley, Midrand, South Africa.

Alan Knott-Craig has served as a managing director of Vodacom (Proprietary) Limited since 1993 and chief executive officer of Vodacom Group since October 1996. Prior to 1993, Mr. Knott-Craig was the senior general manager of mobile communications at Telkom until 1993, when he left to form Vodacom. Mr. Knott-Craig is also a director of several Vodacom subsidiaries. Mr. Knott-Craig holds a Bachelor of Science degree in Electrical Engineering cum laude from the University of Cape Town and a Master of Business Leadership degree from the University of South Africa. He was inducted as one of the eight Gold Members of the GSM Association's 2001 inaugural "Roll of Honour" for his contribution to bringing mobile telephone to South Africa. He serves as a Commissioner on the Presidential National Commission on Information Society & Development for ICTs.

Leon Crouse has served as chief financial officer and finance director of Vodacom Group since October 1996. Prior to 1996, Mr. Crouse served as Vodacom's general manager of Finance since Vodacom's inception
in 1993. Mr. Crouse is also a director of several Vodacom subsidiaries. Mr. Crouse holds a Bachelor of Commerce degree and a Certificate in the Theory of Accounting from the University of Port Elizabeth and is a Chartered Accountant (South Africa).

Shameel Aziz-Joosub has served as a director and as the managing director of Vodacom Service Provider Company (Proprietary) Limited since September 2000. Prior to September 2000, Mr. Joosub worked in Vodacom's finance department since 1994 and was managing director and founder of Vodacom Equipment Company (Proprietary) Limited, the handset distribution company in the Vodacom Group, before merging it with Vodacom Service Provider Company (Proprietary) Limited. Shameel Aziz-Joosub also serves as director of Vodacom Group (Proprietary) Limited. Mr. Joosub holds a Bachelor of Commerce (Honors) degree from the University of South Africa and holds a Masters of Business Administration degree from the University of Southern Queensland, Australia, and is an Associated General Accountant and Commercial and Financial Accountant (South Africa).

Pieter Uys has served as managing director of Vodacom (Proprietary) Limited since December 2001 and as chief operating officer of Vodacom Group since February 2001. Mr. Uys holds a Bachelor of Science degree in Engineering and a Masters in Engineering degree from the University of Stellenbosch and a Master of Business Administration degree from the Stellenbosch Business School. Mr. Uys joined Vodacom in 1993 as a member of the initial engineering team.

Reserved Matters

Pursuant to Telkom's articles of association, for so long as the Government is a significant shareholder, neither Telkom nor any of its subsidiaries may take action with respect to certain reserved matters unless authorized by the board, if, and to the extent that, the matters are not within the scope of the exclusive powers and authority delegated to the operating committee referred to below. In addition, the authorizing resolution of the board relating to any Government reserved matter must have received the affirmative vote of at least two of the directors appointed by the Government. The following are Government reserved matters:

- the approval or amendment of Telkom's strategic objectives or those of any subsidiary;

- any determination of or amendment to Telkom's management structure or schedule of authorizations granted by the board to management;

- prior to May 8, 2004, any determination by the board of directors with respect to the scope or revocation of the exclusive powers and authority of the operating committee or the human resources review committee referred to below, and at any time, the countermanding, amending or supplementing of any decision or action made or taken by the operating committee or the human resources review committee before May 8, 2004;

- the formation of any committee of, or the delegation of any authority to such committee, by the board of directors, other than as expressly set out in the articles of association;

- an increase or reduction in the issued share capital of Telkom or its subsidiaries;

- any issue, conversion or allotment of shares or securities by Telkom or any subsidiary;

- the approval or making of the dividend policy from time to time and the declaration or distribution of any dividends by Telkom or by its subsidiaries;

- any material change in Telkom's business or that of its subsidiaries;

- the incurrence, creation or assumption by Telkom of any indebtedness which would cause the debt/equity ratio of Telkom, or the Telkom Group on a consolidated basis, to exceed 1.00;

- any merger or consolidation involving Telkom or any transfer of any of Telkom's assets or liabilities or those of its subsidiaries where the consideration or purchase price, as the case may be, exceeds minimum thresholds;

- the execution, renewal, amendment or termination of any contract between Telkom or its subsidiaries and any shareholder who owns in excess of 10% of the ordinary shares, unless the Government has an interest in the contract in question that conflicts with the interest of Telkom or the applicable subsidiary;

- the establishment by Telkom of any subsidiary;

- any change to the name under which Telkom or any subsidiary does business;

- any change in Telkom's financial or tax year;

- any winding-up or liquidation of Telkom or any of its subsidiaries;

- after May 7, 2004 and subject to the audit and risk management committee's exclusive authority referred to below, the appointment of Telkom's auditors insofar as the South African Companies Act, 61 of 1973, requires such appointment to be made by directors;

- any material alteration of the terms of any employee share ownership scheme approved by a general meeting; and

- any change in the number of directors making up the board.

Telkom's articles of association provide that the articles relating to these reserved matters will fall away on March 4, 2011.

COMPENSATION

Compensation of Directors

The following table sets forth in Rands, the cash and non-cash compensation, paid by Telkom to its executive and non-executive directors in the year ended March 31, 2005:

Directors' emoluments

	Fees ZAR	Remuneration ZAR	Performance bonus ZAR	Fringe and other benefits ZAR	Management company ZAR	Total ZAR
2005						
Emoluments per director:						
Non-executive	**1,528,037**	**–**	**–**	**–**	**–**	**1,528,037**
NE Mtshotshisa	723,333	–	–	–	–	723,333
RP Menell	51,954	–	–	–	–	51,954
TA Sekano	51,954	–	–	–	–	51,954
TG Vilakazi	58,181	–	–	–	–	58,181
CL Valkin	90,500	–	–	–	–	90,500
MP Moyo[†]	62,454	–	–	–	–	62,454
Tan Sri Dato' Ir. Md. Radzi Mansor	35,053	–	–	–	–	35,053
TCP Chikane	50,045	–	–	–	–	50,045
B du Plessis	37,782	–	–	–	–	37,782
TD Mahloele	32,454	–	–	–	–	32,454
TF Mosololi	47,619	–	–	–	–	47,619
M Mostert	65,045	–	–	–	–	65,045
A Ngwezi	45,454	–	–	–	–	45,454
DD Tabata	56,545	–	–	–	–	56,545
YR Tenza	80,045	–	–	–	–	80,045
PL Zim	39,619	–	–	–	–	39,619
Executive	**–**	**2,138,772**	**12,116,113**	**1,166,412**	**18,079,286**	**33,500,583**
SE Nxasana* in respect of 2005 financial year	–	2,138,772	3,666,384	1,166,412	–	6,971,568
in respect of 2004 financial year	–	–	8,449,729	–	–	8,449,729
SM McKenzie[††]	–	–	–	–	6,751,560	6,751,560
JB Gibson[††] (alternate)	–	–	–	–	4,008,347	4,008,347
B Manning[†] (alternate)	–	–	–	–	3,753,646	3,753,646
CK Tan[†††]	–	–	–	–	3,565,733	3,565,733
Total emoluments – Paid by Telkom	**1,528,037**	**2,138,772**	**12,116,113**	**1,166,412**	**18,079,286**	**35,028,620**

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* Included in remuneration is a pension contribution for SE Nxasana of R278,040 (2004: R242,430, 2003: R179,301) paid to the Telkom Retirement Fund.

[†] Paid to Old Mutual Life Assurance Company.

[††] Paid to SBC Communications for services rendered by directors included in consultancy services – managerial fees.

[†††] Paid to Telekom Malaysia for services rendered by directors included in consultancy services – managerial fees.

In the year ended March 31, 2005, the aggregate consolidated compensation of Telkom's directors, paid or accrued, was R35.0 million.

Bonus and Profit Sharing

Senior management and executive directors participate in the Telkom top management incentive scheme. The incentive scheme consists of two components, namely the team award and the individual award. The team award constitutes 80% and the individual award 20% of the overall award. The team award is based 70% on Telkom financial drivers and 30% on Telkom performance drivers. The individual award is based on the performance of the individual. Payment of bonuses for the 2005 financial year took place in June 2005.

Remuneration of Non-Executive Directors

Fees for Telkom's non-executive directors are determined by the board of directors based on market practice, within the restrictions contained in Telkom's articles of association. Telkom's non-executive directors receive no other pay or benefits other than directors' fees, with the exception of reimbursement of expenses incurred in connection with their directorships. The non-executive directors do not participate in the share scheme, bonus scheme or incentive plans outlined herein and are not eligible for pension scheme membership.

Loans

Telkom has not made any loans to any of its directors or senior management referred to herein.

Service Agreements

Telkom has entered into service agreements with Sizwe Nxasana, Kaushik Patel, Nombulelo Moholi, and Reuben September. The service agreement for Mr. Nxasana has a two year term with a six months' notice period by either party, which will end on December 31, 2005. Mr. Nxasana has elected not to renew his contract. The service agreements for Mr Patel, Ms. Moholi and Mr. September are of indefinite duration, but are subject to termination by either party upon three months' notice. The retention agreements with Ms. Moholi and Mr. September expired on March 31, 2005.

Incentive Plans

At Telkom's Annual General Meeting held on January 27, 2004, Telkom's shareholders approved a conditional share plan for all employees. A maximum of 22,281,272 ordinary shares may be made available for purposes of the plan, representing 4% of Telkom's issued ordinary share capital as of March 31, 2005. Allocation to management employees in terms of this plan shall not exceed 2% of Telkom's issued ordinary share capital. The remaining 2% is reserved for the remainder of the staff. No one participant in the plan may acquire more than 0.05% of Telkom's issued ordinary share capital.

The board may determine the maximum number of shares that will be awarded to each participant in a conditional contract. Each conditional contract obligates Telkom to allot and issue to the employee or procure the transfer to the employee, free of cash, the number of shares awarded to the employee, subject to certain performance criteria applicable to him or her being met within a specified period. The number of shares ultimately awarded to the employee, however, is dependent upon the extent to which the employee meets certain performance criteria and, in any event, must not exceed the number awarded. For a management employee, the performance criteria must be met over three years. For a non-management employee, the performance criteria must be met for one-third of his or her shares at the end of two years, for the next third at the end of three years and for the last third at the end of four years, each from the date of his or her conditional contract. At the end of these periods, the rights of the employees will vest, provided that each performance criterion has been met and the employee is still a Telkom employee. Subject to the board's discretion, if the employment is terminated due to death, other than suicide, workforce reduction where he or she does not receive a voluntary severance package, outsourcing, normal retirement or workforce reduction due to ill health, his or her rights will remain unaffected; otherwise, the employee will lose his or her rights to acquire any shares apart from the rights that have already vested. Subject to the board's discretion, the board may decide to make a cash payout based on certain criteria for employees who accept voluntary service packages pursuant to the workforce reduction program. A Telkom employee cannot receive any dividends for awarded shares or be entitled to vote, with respect to awarded shares until their rights to shares are vested. In addition, a Telkom employee may not assign any of his or her rights or obligations under this plan.

On March 17, 2004, the Telkom Board of Directors approved guidelines for the allocation of shares. The first allocation was made based on the following:

- the Telkom share price on the JSE based on the last ten trading days prior to March 30, 2004; and

- the Telkom's final financial results for the 2004 financial year as measured by the team award.

For officers, executives and managers, the number of ordinary shares was based on a percentage of the individual's total remuneration package and the individual's performance assessed through Telkom's performance enhancement process. The following illustrates how individual performance influences the number of shares:

Performance	% award
Did not meet targets	0%
Met all targets	100%
Exceeded all targets	100%+*

* Subject to Board discretion

For employees in Telkom's collective bargaining unit, the number of ordinary shares will be based on a percentage applied to the weighted average remuneration per job level, regardless of the individual's performance as assessed through Telkom's performance and development management system. However, the number of ordinary shares will depend on a sliding scale of the Telkom financial performance, as measured by Telkom's gain-sharing plan. The following table illustrates the sliding scale:

Overall % achievement of Telkom financial targets	% award
Less than 90%	0%
Between 90% and 95%	50%
Between 95.1% and 99.9%	75%
100% and above	100%+*

* Subject to Board discretion

On June 23, 2005, the Telkom board of directors approved the second allocation of shares under the conditional share plan. The second allocation was made based on the following:

• the Telkom share price on the JSE based on the last ten trading days prior to the allocation date of June 1, 2005;

• the individual performance assessment for the 2005 financial year;

• the total remuneration packages of employees as at April 1, 2005; and

• Telkom's final financial results for the 2005 financial year.

Government Option Grants

On March 4, 2003, the Government granted share options to purchase up to 11,140,636 of its ordinary shares, representing 2% of Telkom's issued and outstanding ordinary share capital, through the Diabo Share Trust, established for the benefit of:

• persons employed by Telkom at 9:00 a.m. (S.A. time) on March 4, 2003; and

• former employees, who were employed by Telkom on or after October 1, 1999 up to 8:59 a.m. (S.A. time) on March 4, 2003, including deceased estates of such employees. Employees who resigned voluntarily or were dismissed on grounds of misconduct, fraud or other grounds justifying summary dismissal at common law before 8:59 a.m. (S.A. time) on March 4, 2003 were excluded from participation in this scheme.

The options entitle these persons to acquire ordinary shares from the Government at R33.81 per share, which is the price at which Thintana Communications invested in Telkom in 1997, plus any stamp duty, brokerage and related costs payable on the transfer of these ordinary shares. The shares will be exercisable over a period of three years in four equal tranches. Three tranches were exercised in September 2003, March 2004 and March 2005. These persons may also elect to have some or all of the shares disposed of for their benefit. Such persons did not need to remain employed with Telkom after 9:00 a.m. (S.A. time) on March 4, 2003 in order to continue participating in the scheme and persons who were employed by Telkom after 9:00 a.m. (S.A. time) on March 4, 2003 will not otherwise have the right to participate in the scheme.

BOARD PRACTICES

Corporate Governance Statement

Corporate Governance

The board is committed to ensuring that the affairs of Telkom are conducted with integrity and in accordance with principles set out in the King Report on Corporate Governance 2002, or King II, and the Sarbanes Oxley Act of 2002.

Compliance with the King Code and JSE listing requirements

By virtue of its listing on the JSE, Telkom is obliged to comply with the Code of Corporate Practices and Conduct contained in King II and in accordance with the new JSE Listings Requirements which came into effect on September 1, 2003. Telkom is required to disclose the extent of its new compliance with King II and provide reasons for non compliance.

Telkom complies in all material respects with the principles of King II. While it acknowledges the importance of good governance, the Board is aware that Telkom does not strictly comply with certain principles set out in King II. These areas of non compliance stem mainly from certain provisions in Telkom's articles of association framed to safeguard the interests of the two controlling shareholders, that at the time of the listing were the Government of the Republic of South Africa and Thintana Communications. We have been informed that the Public Investment Corporation's shareholding fell below 15% of Telkom's issued ordinary shares. As a result, it is no longer a "significant shareholder". The Government is now the sole "significant shareholder." The Government's reserved matters as a "significant shareholder" holding the class A ordinary shares were unaffected by the sale by Thintana Communications of its entire shareholding in Telkom. Most of the areas of non-compliance will be resolved by no later than March 5, 2011, when the provisions of Telkom's articles of association resulting in non-compliance with King II fall away or earlier if the "significant shareholders" shareholding falls below certain stipulated levels.

The board of directors

The board of directors comprised one executive and ten non-executive directors as of June 28, 2005. The Government and the Public Investment Corporation are the holders of the class A and class B ordinary shares, respectively. Based on their ordinary shareholding and their holding of the class A and class B shares, the Government is entitled to appoint five directors, including two executive directors, and the Public Investment Corporation is entitled to appoint one executive or non-executive director, to the board, as of June 28, 2005.

The non-executive directors have a wide range of skills and significant commercial experience, that enable them to bring independent judgment to bear on the board's deliberations and decisions. No single director or block of directors dominates decision making at board meetings.

The roles of chairman and chief executive officer do not reside in the same person. The chairman is a non-executive director appointed by the class A shareholder, the Government, in consultation with the class B shareholder. The chief executive officer is appointed by the board on a renewable service contract, in consultation with each significant shareholder.

The board meets at least once a quarter, including for sessions devoted to discussing strategy and business planning. Extraordinary board meetings are convened when necessary to deliberate on issues that require board resolutions between scheduled meetings. Certain members of senior management are in attendance at board meetings. Other members of management are periodically invited to make presentations on particular issues of interest to the board.

Board papers and other relevant documentation are timeously circulated, giving board members sufficient time to consider the issues on the agenda, thus enabling them to make informed decisions on the issues at hand.

Telkom has a formal induction program for newly appointed directors. The induction of newly appointed directors is conducted by the chairman and chief executive officer with input from the company secretary. Where a newly appointed director has no or limited board experience, the induction program is structured to meet the individual director's specific needs.

In terms of Telkom's articles of association, board decisions on certain specified matters require the affirmative vote of at least two of the class A shareholder directors, appointed by the Government.

The board encourages attendance at annual general meetings by the directors and members of management.

A number of standing committees have been established to assist the board and the directors in the effective discharge of their responsibilities. Where deemed necessary, special committees are established by the board to consider specific issues and make recommendations to the board. Board and special committees are free to take independent professional advice at the cost of Telkom in carrying out their delegated duties.

Directors' Attendance of Board Meetings

Four scheduled board meetings and five special meetings were held during the financial year. The following table presents the possible meetings based on the appointment and resignation of members.

	Scheduled		Special	
	Number of Meetings [1]	Attendance	Number of Meetings [1]	Attendance
Non-executive				
NE Mtshotshisa (Chairman)	4	4	5	5
JP Klug, Sr. (resigned October 15, 2004)	2	1[2]	2	2[2]
Tan Sri Dato' Ir. Md. Radzi Mansor (resigned November 26, 2004)	3	3	2	2
RP Menell (resigned September 18, 2004)	2	1	2	2
TA Sekano (resigned September 18, 2004)	2	2	2	2
CL Valkin (resigned November 25, 2004)	3	3	2	2
TG Vilakazi (resigned September 20, 2004)	2	1	2	1
MP Moyo (resigned September 18, 2004)	2	2	2	1
TPC Chikane (appointed September 20, 2004)	2	2	3	3
TD Mahloele (appointed November 29, 2004)	1	1	3	1
M Mostert (appointed September 20, 2004)	2	2	3	3
A Ngwezi (appointed November 29, 2004)	1	0	3	2
DD Tabata (appointed September 20, 2004)	2	2	3	3
YR Tenza (appointed September 20, 2004)	2	2	3	3
B du Plessis (appointed December 2, 2004)	1	1	3	2
TF Mosololi (appointed October 15, 2004)	2	1	3	1
PL Zim (appointed October 15, 2004)	2	2	3	2
Executive				
SE Nxasana	4	4	5	5
SM McKenzie (resigned November 22, 2004)	3	3	2	2
CK Tan (resigned October 15, 2004)	2	2	2	2

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[1] The table represents the possible meetings based on the appointment and resignation dates of members.
[2] JB Gibson as alternate director to JP Klug, Sr, attended these meetings on behalf of JP Klug, Sr.

Executive committee

On June 3, 2004 the board resolved to terminate the operating committee and delegate to the chief executive officer the power of authority to, among other things:

- implement approved business plans, annual budgets and all other matters and issues relating to the achievement of Telkom's obligations under its licenses, including without limitations network expansion, equipment procurement, tariff setting and packaging, customer service and marketing; and

- prepare, review and recommend to the board the annual budgets and any amendments thereto.

The board also resolved that the chief executive officer shall, in carrying out the powers set out above, be assisted by an executive committee. The chief executive officer is the chairman of the executive committee. The executive committee consists of seven members.

Decisions at meetings of the executive committee are taken by a majority vote of the members. In the event of an equality of votes, the chairman of the committee has a casting vote.

The following were the members of the executive committee as of June 30, 2005:

- SE Nxasana, Chairman
- KR Patel
- RJ September
- GNV Magashula
- NT Moholi
- BMC Ngcobo
- BB Williams

Members' Attendance of Executive Committee Meetings

Six scheduled executive committee meetings and four special meetings were held during the financial year. The following table presents the possible meetings based on appointment and resignation dates of members.

	Scheduled		Special	
	Number of Meetings [1]	Attendance	Number of Meetings [1]	Attendance
Resignations				
SM McKenzie (resigned November 22, 2004)	4	4	3	3
CK Tan (resigned November 25, 2004)	4	4	3	3
JB Gibson (resigned November 26, 2004)	4	4	3	3
Existing members				
SE Nxasana (Chairman)	6	6	4	4
RJ September	6	6	4	3
KR Patel	6	6	4	4
NT Moholi	6	5	4	3
BMC Ngcobo	6	6	4	3
GNV Magashula	6	6	4	2
BB Williams (appointed December 8, 2004)	2	2	1	1

———————————————

(1) The table represents the possible meetings based on the appointment and resignation dates of members.

Audit and risk management committee

The audit and risk management committee comprises four non-executive directors. A non-executive director who is not the chairman of the board chairs the committee. No member of the audit and risk management committee may, other than in his or her capacity as a member of that committee, the board or any other committee of the board, accept any consulting, advisory or other compensatory fee from Telkom or any subsidiary of Telkom or be an affiliated person of Telkom or any subsidiary or vendor of Telkom. See Directors' Interest in note 41 of the Consolidated Financial Statements.

The responsibilities of the audit and risk management committee include, among other things, the following:

- appoint or, insofar as that is not permitted by the South African Companies Act, 61 of 1973, recommend for appointment, Telkom's auditors, determine their compensation and oversee their work;

- resolve disagreements between Telkom's management and its auditors in regard to financial reporting;

- establish procedures for the treatment of complaints regarding accounting or auditing matters and for the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

- engage independent counsel and other advisors, as determined necessary to carry out its duties;

- make determinations with respect to payment of remuneration and other compensation to Telkom's auditors for the purpose of rendering or issuing an audit report and to any advisors employed by the committee;

- conduct internal audits;

- review the interim and final financial statements;

- review and recommend changes to Telkom's statutory audit;

- monitor Telkom's internal accounting and auditing systems;

- conduct a corporate governance audit; and

- review and monitor Telkom's risk management performance and provide a high-level risk assessment for the board on an ongoing basis.

Telkom's audit committee adopted a pre approval policy for services by external auditors, which does not allow for certain services, including bookkeeping, financial system design, valuation services, actuarial services, internal audit outsourcing services and legal services not related to the audit. During the 2005 financial year, the committee pre approved the engagement of the independent auditors to provide audit services based on a tender process. The committee also pre approves proposed audit related services, tax services and other permissible services. The pre approval policy requires all auditing and non audit services provided by the external auditors to be pre approved by the audit and risk management committee. The chairman of the audit and risk management committee is the primary member of the audit and risk management committee that has the authority to pre approve audit and non audit services outside of the meetings and, in his absence, any member of the audit and risk management committee.

Telkom has in place a policy to address the potential hiring of audit team members to avoid issues of independence.

The audit and risk management committee has a process in place where they obtain confirmation from the external auditors that none of the directors or officers have behaved in a manner to fraudulently influence, coerce, manipulate or mislead the external auditors intentionally or through negligent actions.

The following are the members of the audit and risk management committee as of June 30, 2005:

• YR Tenza (Chairman)

• TF Mosololi

• M Mostert

A Ngwezi resigned on June 29, 2005

Telkom's board of directors has determined that the chairman of our audit committee, Mr. Yekani Tenza, is an audit committee financial expert within the meaning of Item 16A. (b) and (c) of the requirements of Form 20-F of the SEC. The SEC has determined that the audit committee financial expert designation does not impose on the person with that designation, any duties, obligations or liability that are greater than the duties, obligations or liabilities imposed on such person as a member of the audit committee of the board of directors in the absence of such designation. Mr. Tenza is a qualified certified public accountant.

The external auditors are invited when appropriate to attend the audit and risk management committee meetings.

Members' Attendance of Audit and Risk Management Committee Meetings

	Scheduled		Special	
	Number of Meetings [1]	Attendance	Number of Meetings [1]	Attendance
Resignations				
MP Moyo (Chairman) (resigned September 18, 2004)	2	2	1	1
CL Valkin (resigned November 25, 2004)	3	3	1	1
TG Vilakazi (resigned September 18, 2004)	2	2	1	1
A Ngwezi (appointed December 8, 2004 and resigned June 29, 2005)	1	0	2	1
Existing members				
YR Tenza (Chairman) (appointed November 11, 2004)	2	2	2	2
M Mostert (appointed November 11, 2004)	2	2	2	2
TF Mosololi (appointed November 11, 2004)	2	1	2	1

(1) The table presents the possible meetings based on the appointment and resignation dates of members.

Human resources review and remuneration committee

On June 3, 2004 the board resolved to incorporate the human resource review committee into the remuneration committee to form the human resources review and remunerations committee. The terms of reference of the human resources review committee were incorporated into those of the human resources review and remuneration committee.

The human resources review and remuneration committee consists of a majority of non-executive directors and is chaired by the chairman of the board. The human resources review and remuneration committee reviews the terms upon which Telkom's executive directors and senior management are employed and compensated and upon which Telkom's non-executive directors and executive directors are compensated and makes recommendations to the board with respect to such matters. Actions of the human resources review committee must be approved by a majority vote of its members. In the event of a tie, the chairperson of the human resources review committee shall have a casting vote.

The following are members of the human resources review and remuneration committee as of June 30, 2005:

- NE Mtshotshisa (Chairman)
- SE Nxasana
- DD Tabata
- CP Chikane
- GNV Magashula (non-director)
- TD Mahloele
- B du Plessis
- CK Mokoena (non-director)

Members' Attendance of Human Resources Review and Remuneration Committee Meetings

	Scheduled	
Resignations	**Number of Meetings** [1]	**Attendance**
SM McKenzie (COO) (resigned November 22, 2004)	2	2
Tan Sri Dato IR Muhammad, Radzi Mansor (resigned November 26, 2004)	2	2
RP Menell (resigned September 18, 2004)	1	1
TA Sekano (resigned September 18, 2004)	1	1
JP Klug (resigned October 15, 2004)	1	0
Existing members		
NE Mtshotshisa (Chairman)	3	3
SE Nxasana (CEO)	3	3
GNV Magashula (Group Executive: Human Resources)	3	3
TD Mahloele (appointed December 8, 2004)	1	1
B du Plessis (appointed December 8, 2004)	1	1
TCP Chikane (appointed November 11, 2004)	2	1
DD Tabata (appointed November 11, 2004)	2	2
Ex-Officio non-voting member:		
CK Mokoena (Group Executive: Centre for Learning)	3	3

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(1)   The table presents the possible meetings based on the appointment and resignation dates of members.

Directors' remuneration

Telkom believes that the levels and make-up of the remuneration packages offered to the directors of Telkom, especially the executive directors and the chief executive officer, are sufficient to attract and retain the directors needed to run Telkom's business successfully. In order to avoid paying more than is necessary and to ensure that Telkom offers competitive packages, Telkom constantly benchmarks itself against its peer group.

In determining specific remuneration packages for the chief executive officer and non executive directors, the human resources review and remuneration committee consults with the chairperson of the board, and is sensitive to the remuneration and employment conditions elsewhere in the Telkom Group. In doing so, performance related elements of the remuneration constitute a large proportion of the total remuneration package of the chief executive officer and are specifically designed to align his interests with those of shareholders and to give such executive directors incentives to perform at the highest level.

Should the service of any of Telkom's executive directors be terminated early, the human resources review and remuneration committee will tailor its approach in respect of compensation commitments to the circumstances of the case with the broad aim of avoiding rewarding poor performance, while dealing fairly with cases where departure is not due to poor performance.

No director is involved in deciding his or her own remuneration. In addition, Telkom has adopted a formal and transparent procedure for developing a policy on executive directors' remuneration.

Telkom's articles of association provide that the remuneration of the directors for their service as directors shall be determined by the directors, after taking into account the recommendations of the human resources review and remuneration committee. Non executive directors are not, as part of their remuneration, allocated shares in Telkom but may purchase shares in Telkom.

Directors' remuneration and interests are detailed in note 41 to the Telkom Group's consolidated annual financial statements included elsewhere herein.

Company secretary and professional advice

The directors have unrestricted access to the services and advice of the company secretary. Directors are entitled, after consultation with the chairman of the board, to seek independent professional advice about the affairs of Telkom at Telkom's expense.

The termination of the services of the company secretary is a matter to be decided by the board.

Directors' and officers' dealings

The board has adopted an insider trading policy in terms of which the directors, officers and employees of Telkom are prohibited from dealing in Telkom's securities when in possession of price sensitive information that has not yet been made public. In addition, Telkom imposes a "closed period" from the end of the reporting periods (i.e., year-end and half year-end) until the publication of the results during which period the directors, officers and employees of Telkom are prohibited from dealing in Telkom's securities.

Outside the closed periods directors and officers of Telkom are required to obtain prior approval from the insider trading compliance officer before dealing in Telkom's securities. Where the chief executive officer needs to deal in Telkom's shares outside closed periods, the chairman must give the approval. Where the chairman needs to deal in Telkom's shares outside the closed periods, prior approval must be obtained from the insider trading compliance officer. Directors' dealings in Telkom's securities are published on SENS within the regulated timeframes. The SENS announcements that were published during the year are made available on the website www.telkom.co.za/ir. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into or a part of this annual report.

Risk management

The Telkom Group has adopted a continuous, systematic enterprise-wide risk management process for assessing and monitoring its potential business and financial risks. The components of the risk management system are designed to enable us to anticipate risks and to manage them carefully in the pursuit of our business goals. The principles, guidelines, processes and responsibilities of our internal control system have been defined and established to help ensure prompt and accurate accounting of all business transactions and to continuously provide reliable information about the Telkom Group's financial position for internal and external use. The board of directors continuously monitors treasury policies, risk limits and control procedures. The audit and risk management committee reviews the effectiveness of the risk management processes and reports regularly to the board.

The Telkom Group's risk exposure and management thereof is discussed in note 40 of the consolidated annual financial statements.

Financial statements

The board of directors is responsible for preparing the Telkom Group's financial statements. In this regard, it is the board's responsibility to present a balanced and understandable assessment of both interim and annual financial information as well as other price sensitive public reports, including any reports to ICASA and other information that Telkom is statutorily obliged to disclose.

The directors report on the business as a going concern with supporting assumptions and qualifications as and when necessary at the time of the Telkom Group's interim and annual financial statements, and have established a formal and transparent arrangement for considering the financial reporting and internal control principles.

Code of ethics

Telkom has adopted a business code of ethics that seeks to instil in its employees the spirit of fairness, respect and ethical standards in dealing with Telkom's customers, competitors, suppliers, investors, shareholders and communities to ensure that Telkom's integrity is not compromised.

Specific documentation to raise and maintain ethical awareness and to guide all levels of employees include the Telkom Insider Trading Policy, Telkom Acceptance of Directorships, Work Outside the Scope of Telkom Duties, as well as other Telkom policies, procedures and applicable laws as amended from time to time.

In business dealings on behalf of Telkom, employees are expected to avoid activities that might give rise to conflicts of interest. In view of this, certain responsibilities for management and all employees are clearly communications. Employees are expected to act in the exclusive interest of Telkom. Procedures have been put in place to deal with conflicts of interest where these arise in the course of employees' day-to-day activities, such as disciplinary action, suspension or even termination of employment and civil or criminal proceedings. Telkom has established a confidential hotline service to encourage and enable whistle blowing. As part of the business code of ethics, there is a policy to protect whistleblowers from discrimination and harassment. Telkom has also introduced fraud and management systems.

The business code of ethics is reviewed regularly to ensure that it keeps up with developments both inside and outside Telkom. The business code of ethics is published on Telkom's website on www.telkom.co.za/ir. Information contained on Telkom's website or connected thereto shall not be deemed to be incorporated into or a part of this annual report.

Employment equity

Telkom has in place an employment equity policy, which seeks to promote equity in the workplace by promoting equal opportunity and fair treatment through the elimination of unfair discrimination against people from previously disadvantaged groups in the workplace. Unfair discrimination in the workplace on the basis of gender, race, culture, religion, etc., is prohibited.

The main objectives of this policy are to:

- create an environment in which the best-qualified person is employed regardless of gender, religion, culture and race;
- create within Telkom a balanced profile of employees that reflects the composition of South African society at large;
- correct racial and social imbalances of the past; and
- provide for Telkom's current and future requirements for skilled staff.

Relationship with shareholders

Telkom is and remains ready, when practical and legal, to enter into dialogue with shareholders and make such information publicly available to all shareholders. Telkom will make every effort to keep its shareholders intelligently informed. Telkom has established an investor relations function and an investor relations portal (www.telkom.co.za/ir) for communication with investors. Information contained on Telkom's investor portal is not a part of this annual report.

US Sarbanes Oxley Act of 2002

The United States Public Company Accounting Reform and Investor Protection Act of 2002, also known as the Sarbanes Oxley Act of 2002, was enacted on July 30, 2002 and contains significant rules on corporate governance, responsibility for financial reports and other disclosures, auditor independence, audit committees and enhanced disclosures for United States and foreign companies listed or reporting in the United States, especially in the area of audit committee composition and authority. As a result of its listing on the New York Stock Exchange Telkom is subject to the Sarbanes-Oxley Act. Many of the provisions of the Sarbanes-Oxley Act are new and are subject to SEC rulemaking and interpretation. Telkom is closely monitoring SEC rulemaking proceedings pursuant to the Sarbanes-Oxley Act to ensure its compliance with any rules as they become applicable to Telkom as a foreign private issuer.

EMPLOYEES

Fixed-line Employees

The following table sets forth the number of our full time employees in our fixed-line segment.

	As of March 31,			2004/2003	2005/2004
	2003	**2004**	**2005**	**% change**	**% change**
Telkom	**35,361**	**32,358**	**28,972**	**(8.5)**	**(10.5)**
Network and technology	25,074	23,679	21,528	(5.6)	(9.1)
Marketing and sales	7,616	6,282	5,210	(17.5)	(17.1)
Support and other	2,671	2,397	2,234	(10.3)	(6.8)
Subsidiaries	**581**	**576**	**572**	**(0.9)**	**(0.7)**
Total	**35,942**	**32,934**	**29,544**	**(8.4)**	**(10.3)**

In addition to our full time employees, Telkom had 537 temporary employees on March 31, 2005. Our employees are represented by the Communication Workers Union, or CWU, and the Alliance of Telkom Unions, or ATU, comprising the South African Communications Union, or SACU, and the MWU-Solidarity Union. Some of our employees also belong to other unions that are not recognized by Telkom for collective bargaining purposes, including the Postal Union, the Society of Telkom Engineers, the South African Steel and Allied Workers Union and the United Association of South Africa. As of March 31, 2005, approximately 75% of our total Telkom employees were union members.

Telkom is a party to a collective agreement on substantive matters covering the terms and conditions of employment of its fixed-line unionized employees and other non-management employees in Telkom's bargaining unit, excluding our Telkom Directory Services and Swiftnet subsidiaries, with ATU and CWU. In addition, Telkom signed a new collective recognition agreement with ATU and CWU in mid-2004, designed to enhance the relationship between shop stewards and management.

A number of South African trade unions, including the trade unions of our employees, have close links to various political parties. In the past, trade unions have had a significant influence in South Africa as vehicles for social and political reform and in the collective bargaining process. Since 1995, South Africa has enacted various labor laws that enhance the rights of employees and have resulted in increased compliance costs.

These laws:

• confirm the right of employees to belong to trade unions;

• guarantee employees the right to strike, the right to picket and the right to participate in secondary strikes in prescribed circumstances;

• provide for mandatory compensation in the event of termination of employment due to redundancy;

• limit the maximum ordinary hours of work overtime;

• increase the rate of pay for overtime;

• require large employers, such as us, to implement employment equity policies to benefit previously disadvantaged groups and impose significant monetary penalties for non compliance; and

• provide for the financing of training programs by means of a levy grant system and a national skills fund.

We believe that the relationship between our management and our employees and labor unions is good. We believe that investment in employee training and development is essential to implementing corporate cultural change and improving customer satisfaction. In order to improve the skill levels of our employees, we invested R402 million in employee training and development in the year ended March 31, 2005.

We have benefited from the experience and knowledge of our previous strategic equity investors, SBC Communications and Telekom Malaysia, through the skills they transferred to our South African management team, their participation on our operating committee and their employees who served as our officers. Leadership development continues to remain our primary priority, with specific focus on previously disadvantaged groups. We have launched a number of initiatives designed to train our employees and encourage employee retention.

Employee-related expenses are a significant component of our total fixed-line operating expenses. The number of Telkom employees declined by approximately 27,839 positions from March 31, 1997 through March 31, 2005. At April 30, 2005, we had 26,133 Telkom employees. In October 2002, Telkom and its recognized trade unions agreed to embark on a process of implementing alternative strategies and approaches to avoid and minimize job losses and to create new career opportunities for Telkom employees. On November 27, 2002, we launched "The Agency for Career Opportunities" as an alternative strategy to assist employees seeking alternative employment and avoid disruptions from job losses.

In attempting to actively avoid involuntary separations as part of Telkom's workforce reduction program, Telkom concluded collective agreements with the ATU and CWU on February 3 and February 11, 2005 respectively, that position a revised approach focusing on utilizing a combination of voluntary separations and a reduction in other staff related expenditure.

Mobile Employees

The following table sets forth the number of Vodacom's employees as of the dates indicated.

	As of March 31,			2004/2003	2005/2004
	2003	**2004**	**2005**	**% change**	**% change**
South Africa	3,904	3,848	3,954	(1.4)	2.8
Other African	502	761	1,039	51.6	36.5
Total[(1)]	**4,406**	**4,609**	**4,993**	**4.6**	**8.3**

————————————

[(1)] Vodacom had a total of 183, 280 and 219 temporary employees as of March 31, 2005, 2004 and 2003, respectively. Includes 100% of Vodacom's employees in the Democratic Republic of the Congo.

Vodacom is an equal opportunity employer committed to empowerment and has developed an employment equity policy that is available to all employees. Vodacom's South African employees' participation in unions was approximately 13.3% as of March 31, 2005, approximately 7.9% as of March 31, 2004 and approximately 6.4% as of March 31,2003. Vodacom believes that the relationship between its management and its employees and labor unions is good.

SHARE OWNERSHIP

As of March 31, 2005, none of Telkom's directors or senior management had any beneficial or non-beneficial interest in any of Telkom's shares except as stated below:

Directors' shareholding	Beneficial		Non beneficial			% of Telkom Outstanding Shares
	Direct	Indirect	Direct	Indirect	Total	
2005						
Executive						
SE Nxasana	367	802	–	267	1,436	**
Non-executive						
NE Mtshotshisa	–	–	–	88	88	**
TF Mosololi	455	–	–	–	455	**
Total	822	802	–	355	1,979	**
2004						
Executive						
SE Nxasana	273	669	_	223	1,165	**
Non-executive	–	–	–	16,700,276	16,700,276	3.0
NE Mtshotshisa	–	–	–	88	88	**
MP Moyo*	–	–	–	16,700,000	16,700,000	3.0
TG Vilakazi	–	–	–	188	188	**
Total	273	669	–	16,700,499	16,701,441	3.0

---

* The shares are beneficially owned by Old Mutual of which MP Moyo is a director. The directors' shareholding did not change between the balance sheet date and the date of issue of the financial statements.

** Less than 1%.

As of March 31, 2005, none of Telkom's directors and senior management individually held more than 1% of Telkom's ordinary shares.

As of March 31, 2005, Telkom's directors and senior management (14 persons) collectively beneficially held 5,474 ordinary shares.

In June 2004, Telkom allocated 17,341 ordinary shares to Sizwe Nxasana, 5,534 ordinary shares to Kaushik Patel, 6,638 ordinary shares to Nombulelo Moholi and 6,549 ordinary shares to Reuben September under its conditional share plan. These shares do not vest until three years from the date of grant subject to company performance.

As of March 31, 2005 each of Telkom's senior management (4 persons) held 204 share options issued through the Diabo Share Trust.

The foregoing information does not include ordinary shares held by the Government or the Public Investment Corporation.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Overview

Telkom and its predecessors have been responsible for the exclusive provision of public switched telecommunication services in the Republic of South Africa from 1910 through May 2002. Prior to 1991, Telkom's business was conducted as a division of the Department of Posts and Telecommunications of the Government of the Republic of South Africa. On September 30, 1991, the Government of the Republic of South Africa embarked upon a commercialization process through which the Department of Posts and Telecommunications transferred its telecommunications enterprise to Telkom. Telkom remained a wholly state owned entity until May 14, 1997, when the Government of the Republic of South Africa sold a 30% equity stake in Telkom to Thintana Communications, which is 60% beneficially owned by SBC Communications and 40% beneficially owned by Telekom Malaysia. In March 2001, the Government sold a 3% equity stake in Telkom from its holdings to Ucingo Investments, a consortium of black empowerment investors. On March 7, 2003, the Government sold 154,199,467 of its ordinary shares in a global initial public offering, including 14,941,513 ordinary shares through the exercise of an over-allotment option. Prior to the global offering, the Government owned 67% of Telkom's issued and outstanding ordinary shares. Due to funding constraints, Ucingo disposed of its entire shareholding on September 17, 2003. As part of the global offering, on March 4, 2003, the Government granted to persons employed by Telkom on March 4, 2003 and eligible former employees of Telkom, options to purchase 11,140,636 of its ordinary shares, through the Diabo Share Trust, which are exercisable in four equal tranches over a period of three years commencing six months after March 4, 2003, which are held by the Government until exercised. On March 4, 2005, the second anniversary of Telkom's listing, 785,160 bonus shares were allotted by the South African Government to qualifying shareholders under the Khulisa offer. Thintana Communications sold a 14.9% interest in Telkom to South African and certain international institutional investors in June 2004. In November 2004, Thintana Communications announced that it sold its remaining 15.1% interest in Telkom, including its class B ordinary share, to the Public Investment Corporation, an investment management company wholly owned by the South African Government.

The following sets forth entities or persons known to Telkom to be the beneficial holders of 5% or more of Telkom's issued and outstanding ordinary shares as of June 28, 2005. The following information is based on public filings and disclosures.

Name of Shareholder	Number of Ordinary Shares	Percentage of class Issued	Percentage of class Outstanding
Government of the Republic of South Africa	210,047,778[1]	37.7%	39.4%
Public Investment Corporation	80,659,325[2]	14.5%	15.1%
Elephant Consortium	37,506,809	6.7%	7.0%

[1]   Includes one Class A ordinary share held in the Republic of South Africa by the Government, which represents 100% of the class. Includes 2,999,721 ordinary shares held in Diabo Trust.

[2]   Includes one Class B ordinary share held by the Public Investment Corporation, which represents 100% of the class. Includes 6.1% of Telkom's issued and 6.4% of Telkom's outstanding shares acquired in the market.

As of March 31, 2005, ADRs evidencing approximately 526,880 ADSs were held of record by approximately 2 record holders. The 2,107,520 ordinary shares represented by those ADRs (approximately 0.4% of Telkom's issued and outstanding ordinary shares) were registered in the name of Standard Bank of South Africa. As of June 30, 2005, ADRs evidencing approximately 565,080 ADSs were held of record by approximately 2 record holders. The 2,260,320 ordinary shares represented by those ADRs (approximately 0.4% of Telkom's issued and outstanding ordinary shares) were registered in the name of Standard Bank of South Africa. Some of these ADRs were held of record by persons outside the United States. In addition, as of March 31, 2005, we estimate that approximately 94 million publicly traded ordinary shares were held of record outside of South Africa. Since certain of Telkom's ADRs and ordinary shares are held by brokers or other nominees, the number of ADRs and ordinary shares held of record and the number of record holders outside of South Africa may not be representative of the location of where the beneficial holders are resident.

Telkom's special purpose entity established to fund post retirement obligations indirectly held R45 million in nominal value of Telkom's 10.5% unsecured local bond due October 31, 2006 (TL06) and approximately 300,903 of Telkom's ordinary shares as of March 31, 2005.

As authorized by its shareholders at annual general meetings held on January 27, 2004 and October 14, 2004, Telkom is authorized to purchase up to 20% of its issued share capital.

In the year ended March 31, 2004, Rossal, a wholly owned subsidiary of Telkom, repurchased 3,185,736 shares at a volume weighted average price of R74.58 per share, including costs, which are being held in treasury for purposes of the Telkom conditional share plan. Between August 3, 2004 and September 15, 2004 Rossal repurchased another 9,531,454 shares at a volume weighted average price of R78.49 per share, including costs, which are also being held in treasury for purposes of the Telkom conditional share plan. On June 4, 2004, Telkom purchased Acajou for share repurchase activities other than repurchases for the Telkom conditional share plan. Between June 7, 2004 and September 30, 2004, Acajou purchased 10,849,058 shares at a volume weighted average price of R76.12 per share, including costs, which are also being held in treasury.

In terms of the South African Companies Act, 61 of 1973, a subsidiary company may acquire up to 10% of the shares in its holding company and if the holding company acquires its own shares directly, such shares must be cancelled.

Telkom plans on continuing its buy back strategy based on certain criteria.

Except as stated under Item 6. "Directors, Senior Management and Employees-Share Ownership," none of Telkom's directors or senior management is the beneficial owner of any of Telkom's ordinary share capital. Except as disclosed above, Telkom is not directly or indirectly owned or controlled by any other corporation, foreign government or any other natural or legal person severally or jointly and Telkom is not aware of any arrangements, the operation of which may at a subsequent date result in a change of control of Telkom. The Government, as a significant shareholder holding the class A ordinary share, has special voting rights that are more fully described in Item 6. "Directors, Senior Management and Employees" below.

RELATED PARTY TRANSACTIONS

Shareholder Arrangements

Shareholders' Agreement

We have been informed that the shareholders' agreement between the Government and Thintana Communications terminated following the sale by Thintana Communications in November 2004 of its remaining 15.1% shareholding in Telkom. Telkom was not a party to the shareholders' agreement. Telkom is not aware of any new shareholders' agreement that may have been negotiated between the current class A and class B shareholders.

Pursuant to the shareholders' agreement, the Government and Thintana Communications had certain special rights as "significant shareholders," in addition to the special rights of "significant shareholders" pursuant to Telkom's articles of association.

Under the shareholders' agreement, the Government and Thintana Communications had agreed to exercise their respective voting and other rights, as shareholders in Telkom, to ensure, among other things, that, to the extent legally possible:

- Telkom and its subsidiaries operated in accordance with the provisions of the shareholders' agreement, articles of association, business plan, annual budget and strategic services agreement;

- Telkom complied with its obligations under its licenses;

- Telkom complied with the provisions of its articles of association regarding the appointment or removal of persons duly nominated to or removed from the human resources review committee, the establishment and operation of the audit and risk management committee and the right of Thintana Communications to perform a financial and/or operations audit and risk management of Telkom and its subsidiaries;

- Telkom procured that the powers granted to the operating committee by the articles of association were not withdrawn or modified in any way except as provided in the articles;

- Telkom complied with the provisions of the strategic services agreement;

- for so long as Thintana Communications was a significant shareholder, Telkom did not issue, and the Government did not, without prior written consent of Thintana Communications, transfer any ordinary shares to, or encumber any ordinary shares in favor of, any transferee whose business involved the provision of telecommunications services and whose annual revenues exceeded $100 million, except in a distribution on any securities exchange where neither the seller nor any person acting on its behalf was aware that the relevant transaction had been pre-arranged with a buyer that was a telecommunications provider;

- Telkom pursued strategic objectives to operate in a commercial manner designed to maximize Telkom's value and to achieve the highest levels of efficiency, productivity and profitability, to make Telkom a world class communications operator responsive to the needs of the customer, to satisfy economically viable demands for basic telephony needs in South Africa and to increase coverage of priority customers, such as educational and medical facilities, community centers and governmental agencies, through an accelerated network roll-out program, to enable genuine economic empowerment of South African disadvantaged groups, to transform Telkom into a company representative of South African demographics, to create training and skills development opportunities in the telecommunications sector, to create economic growth and employment opportunities through the creation of an "information society" and to ensure that these strategic objectives were incorporated into Telkom's business plan;

- Telkom first prepaid its borrowings from or guaranteed by the Government before prepaying its other medium or long-term indebtedness where, after consultation, the Government and Thintana Communications agreed that it would be preferable for Telkom to do so;

- Telkom had, in addition to any other independent auditors otherwise required, at least two joint firms of independent auditors, one nominated by the Government and the other by Thintana Communications with the prior approval of the other party; and

- Telkom distributed by way of dividend profits commercially and prudently available for such distribution in each financial year in accordance with Telkom's articles of association.

In addition, the Government and Thintana Communications had agreed that, for so long as both of them were significant shareholders, they would meet prior to any general meetings of ordinary shareholders and attempt to reach consensus on how to vote their shares in respect of every item that was on the agenda for the relevant meeting, subject to certain escalation procedures and abstention and mandatory joint veto rights for shareholder reserved matters.

The shareholders' agreement provided that the Government and Thintana Communications would exercise their respective voting and other rights, as shareholders in Telkom, to ensure that, to the extent legally possible, Telkom's board of directors consisted of a maximum of eleven directors. To the extent that the Government held more ordinary shares in Telkom than Thintana Communications, the Government and Thintana Communications were required to use their best endeavors to procure that the chairperson of Telkom's board of directors was a candidate nominated by the Government from among the non-executive directors and, to the extent that the Government held fewer ordinary shares than Thintana Communications, the chairperson of Telkom's board of directors was to be appointed by Telkom's board of directors from among the non-executive directors. The Government and Thintana Communications also undertook to use reasonable efforts to ensure the membership of Telkom's board was representative of South African demographics, provided that Thintana Communications was entitled to appoint up to two directors in its sole discretion.

The shareholders' agreement contained provisions relating to the appointment by Telkom of directors to the board of directors of its subsidiaries and its Vodacom joint venture.

The Government also agreed with Thintana Communications not to sell its shares in Telkom for a further 545 day period, after the expiration of or release from the 180 day lock up period entered into with the underwriters in connection with the initial public offering. The Government and Thintana Communications had reciprocal rights of first offer for the purchase of each other's shares, subject to certain exceptions.

The shareholders' agreement prohibited Thintana Communications, subject to limited exceptions, from engaging in any business activity which competed with any of Telkom's licensed business activities, or those of its subsidiaries or Vodacom, in the Republic of South Africa. Thintana Communications was also required to use reasonable efforts to offer to Telkom an opportunity to participate, on mutually agreed and commercially reasonable terms and conditions, in any telecommunications investments which it or any of its affiliates proposes making in sub-Saharan Africa.

The Government had agreed to indemnify Thintana Communications against a violation by Telkom of environmental laws in certain circumstances, against the exercises of certain authority under the Telecommunications Act, 103 of 1996, in relation to Telkom which could reasonably be expected to have an adverse effect on Telkom, its business or prospects or Thintana Communications' investment in Telkom and against certain amendments to Telkom's licenses made without Telkom's consent if such amendment had a material adverse effect on Telkom, its business or prospects or Thintana Communications' investment in Telkom.

Strategic Services Agreement

Telkom was party to a strategic services agreement with Thintana Communications, SBC International Management Services Inc., or SBC Management, and Telekom Management Services Sdn. Bhd, or Telekom Management. Pursuant to that agreement, Thintana Communications was entitled and obliged, with the right to request others, including SBC Management and Telekom Management and their affiliates, to provide personnel to Telkom. Pursuant to the agreement, SBC Management and Telekom Management provided personnel to Telkom, as requested by Thintana Communications. These personnel filled certain key managerial positions, such as the chief operating officer, chief strategic officer and financial controller, in which they provided strategic services for Telkom. The strategic services related to the following: business management, oversight of personnel matters, development and implementation of marketing plans and other corporate strategies, network planning and supervision, network operations, budget planning, payroll processing, internal financial support services, technical advice and assistance, regulatory compliance, customer billing and other related services.

When the original strategic services agreement commenced, up to approximately 75 managerial positions were filled by personnel provided by SBC Management and Telekom Management pursuant to the agreement. As of March 31, 2004, that number had been reduced to 18 such positions. After May 7, 2002, Thintana Communications had been obliged to make reasonable efforts to fill any of the managerial positions which it was entitled to fill, with members of South African groups historically discriminated against on the grounds of race, color, origin or gender. Telkom paid a fee for the services of each person provided to it pursuant to the strategic services agreement.

Telkom, and the other parties to the original strategic services agreement executed a new strategic services agreement on January 16, 2003. This new strategic services agreement became effective on January 16, 2003. Under this new strategic services agreement, Thintana Communications continued to be entitled and obliged to provide personnel to Telkom to fill approximately 20 key management positions and certain additional senior managers during the financial years ending March 31, 2003 and 2004. After May 2004, Thintana Communications only had the right to appoint six positions. Telkom itself was entitled to request, if and when it required, certain additional senior managers during those same two financial years. All the personnel were to be appointed to provide the same strategic services as those to be provided under the original strategic services agreement. As and when vacancies occurred in those positions, personnel were to be selected by Thintana Communications and provided to Telkom, for appointment by Telkom to fill the vacancies, in accordance with the requirements of the new strategic services agreement. These requirements included a consultative process between Telkom and Thintana Communications for the appointments. They also provided for a gradual decrease in the number of the more senior personnel to be provided by Thintana Communications. In any event, wherever it was feasible, vacancies were required to be filled by suitably qualified historically disadvantaged individuals. Telkom was required to continue to pay to Thintana Communications, or any other personnel provider who provided personnel at the request of Thintana Communications, a fee for the services of each person provided to Telkom under the new strategic services agreement. Telkom had requested, and our strategic equity investors had agreed to provide, 12 additional positions pursuant to the strategic services agreement during the 2005 financial year, all of whom resigned by November 26, 2004.

The new strategic services agreement automatically terminated ten days after Thintana Communications ceased to be a significant shareholder in Telkom.

Telkom paid approximately R45 million and R12 million to SBC Management and Telekom Malaysia, respectively, in the 2005 financial year pursuant to the original and the new strategic services agreements.

These amounts were payable in dollars and were provided for in the Telkom Group's consolidated financial statements at the spot rate in terms of IAS21.

Registration Rights Agreement

Telkom has entered into a registration rights agreement with the Government and Thintana Communications. Pursuant to the agreement, the Government has the right to cause Telkom to either effect a JSE public offering in South Africa, or register with the Securities and Exchange Commission all or part of its ordinary shares, or both, at any time starting after the Minister's 545 day lock-up period after the expiration of or release from Thintana Communications' 180-day lockup period. The Government can demand any number of successive registrations, but no more than one in any calendar year, provided that Thintana Communications was entitled to two such registrations prior to the Government becoming entitled to demand any registrations. In addition, the Government has the right to have its ordinary shares registered or sold in a listed public offering any time that Telkom or any other person seeks registration of, or a listed public offering for, Telkom's issued and outstanding ordinary shares.

Pursuant to the registration rights agreement, in the event that the Government exercises its right to include shares held by it in a JSE public offering or US registration of Telkom shares that is sought by Telkom or by any other person, Telkom would be required to bear and pay all expenses incurred in connection with such offering or registration, including all registration, listing and filing and qualification fees, as well as underwriting discount and commissions. However, in the event that the Government exercises its right to demand Telkom to effect a JSE public offering or US registration of ordinary shares held by it, Telkom would be required to bear and pay all expenses incurred in connection with registration, listing and filing or qualifications, however, certain fees relating to such registration or listing shall be borne by the Government. In that case, underwriting discounts and commissions will be borne by each relevant party based on the number of shares issued or sold by that party. Telkom is required to indemnify certain parties, including the Government and the underwriters and their respective directors, officers, employees and agents against certain losses in connection with such public offering or registration.

Relationship with the Government of the Republic of South Africa

The Government of the Republic of South Africa is Telkom's largest shareholder and is responsible for the telecommunications industry policy in the Republic of South Africa. The Ministry of Communications has the most direct role in our business. However, we have interactions with several other Ministries, including the Ministry of Finance for matters relating to taxation, the Ministry of Labor for matters relating to employment and the Ministry of Trade and Industry for matters relating to the communications industry.

The Government of the Republic of South Africa as regulator

Ministry of Communications

The Ministry of Communications has a number of roles that, directly or indirectly, affect us:

• The Ministry of Communications represents the Government of the Republic of South Africa as Telkom's shareholder. The Minister has the powers and duties conferred on a shareholder of a public limited liability company by South African law and Telkom's articles of association.

• The Ministry is responsible for the development of telecommunications policy and for proposing legislation to implement such policy, subject to supervision by the Cabinet of the Republic of South Africa. The Ministry is also responsible for administering the Telecommunications Act, 103 of 1996, and the Independent Communications Authority of South Africa Act, 13 of 2000.

The Ministry has the following primary powers under the Telecommunications Act, 103 of 1996:

• it may issue policy directives to ICASA, binding it to perform its functions under the Telecommunications Act, 103 of 1996, in accordance with such policy directives;

• any regulation made by ICASA needs to be approved and published by the Ministry, which may reject such approval, before it becomes valid and enforceable; and

• the Ministry has the sole power to approve the grant of any license for a public switched telecommunications service, a national long distance telecommunications service, an international telecommunications service, a service to be provided by small businesses in underserviced areas with a teledensity of less than 5% or a mobile telecommunications service.

ICASA

ICASA is the regulatory body for the telecommunications and broadcasting industries. ICASA derives its powers from the Independent Communications Authority of South Africa Act, 13 of 2000, and, with respect to telecommunications, from the Telecommunications Act, 103 of 1996. ICASA serves as the primary regulatory and licensing authority for the South African telecommunications and broadcasting industries, except for specific licenses that can only be granted by the Minister of Communications. The Minister of Communications has indicated that an amendment to the legislation establishing ICASA will shortly be tabled in Parliament. We do not know what amendments will be proposed or the functions and powers of ICASA in the context of new convergence legislation.

ICASA's primary powers under the Telecommunications Act are to:

• conduct public inquiries in any matter relevant to the achievement of the objectives of the Telecommunications Act or to the performance of its functions in terms of the Telecommunications Act;

• plan, control and manage the radio frequency spectrum and license its usage;

• make recommendations to the Minister of Communications on the granting of telecommunication licenses for which the Minister of Communications has issued an invitation to apply and, where such licenses are granted by the Minister, issue such licenses and, in all other cases grant and issue telecommunication licenses;

• make regulations as provided for in the Telecommunications Act, subject to ratification by the Minister of Communications;

• approve, amend or reject agreements entered into by telecommunications licensees relating to interconnection or the leasing of telecommunications facilities, in accordance with the relevant regulations; and

• investigate and adjudicate alleged contraventions of the Telecommunications Act, regulations or license conditions by licensees and, where appropriate, impose sanctions provided in the Telecommunications Act.

Public Finance Management Act and Public Audit Act

Telkom is required to report certain aspects of its business and operations, such as its corporate and business plans, to the Minister of Communications in her capacity as executive authority of Telkom pursuant to the PFMA and PAA. Telkom has obtained a temporary exemption from certain provisions of the PFMA until November 2007 and has been informed by the South African Auditor-General that it will not be required to comply with the PAA until such date. Telkom submitted an application to the National Treasury to motivate amending the PFMA so as to exclude companies listed on the JSE, such as Telkom, from the provisions of the Act while such companies remain so listed. See Item 3. "Key Information–Risk Factors–Risks Related to Regulatory and Legal Matters–If Telkom is required to comply with the provisions of the South African Public Finance Management Act, 1 of 1999, or PFMA, and the provisions of the South Africa Public Audit Act of 2004, or PAA, Telkom could incur increased expenses and its net profit could decline and compliance with the PFMA and PAA could result in the delisting of Telkom's ordinary shares and ADSs from the JSE and the New York Stock Exchange."

The Government of the Republic of South Africa as a customer

The departments and agencies of the Government of the Republic of South Africa in the aggregate comprise one of our largest customers. Generally, we deal with the various departments and agencies of the Government as separate customers, and the provision of services to any one department or agency does not constitute a material part of our revenues. Legislation has been enacted to centralize all procurement by the Government through one agency. We estimate that in the year ended March 31, 2005, Government customers, excluding certain Government owned parastatal companies, accounted for at least 9% of our total fixed-line revenue, excluding directory services and other revenue. If the Government transfers some or all of its business to other operators, our operating revenue and net profit could decline.

The Government of the Republic of South Africa guarantees

Pursuant to Section 35 of the South African Exchequer Act, 66 of 1975, the Government of the Republic of South Africa guaranteed Telkom's borrowings incurred prior to 1991. As of March 31, 2005, R4.1 billion of our total indebtedness of R14 billion was guaranteed by the Government of the Republic of South Africa.

Relationship with Vodacom and Related Transactions

Vodacom Joint Venture Agreement

We acquired a 50% equity interest in Vodacom in 1993. Our rights as a shareholder of Vodacom are governed by a joint venture agreement, which was entered into on March 29, 1995, among Telkom, Vodafone, VenFin, Vodacom and other related parties.

Governance

The Vodacom joint venture agreement sets the number of directors of the board of directors of Vodacom at a minimum of twelve. Telkom has the right to appoint four directors, Vodafone has the right to appoint three directors, VenFin has the right to appoint one director and the remaining four directors are appointed by shareholders holding 10% or more of the issued shares of Vodacom who are a party to the joint venture agreement. Currently, the only shareholders holding beneficially 10% or more of the issued shares in Vodacom are Telkom, Vodafone and VenFin and the four board members appointed by Telkom and these shareholders are senior management of Vodacom.

Under the Vodacom joint venture agreement, the Vodacom board was required to establish a directing committee and delegate all its power, functions and authority to act on behalf of Vodacom to this committee. This authority cannot be revoked without the prior written consent of the shareholders holding 10% or more of the issued shares of Vodacom. The directing committee comprises all directors appointed to Vodacom's board by shareholders holding 10% or more of the issued shares of Vodacom. Currently, the directing committee consists of eight members comprising four directors appointed by Telkom, three directors appointed by Vodafone and one director appointed by VenFin.

The unanimous written agreement of those shareholders holding 10% or more of the issued shares of Vodacom is required for, among other things, the following consensus matters prior to Vodacom or any of its subsidiaries that are a party to the joint venture agreement taking any of the following actions:

- changing the nature of or discontinuing its business;

- disposing of a material part of assets, shares or claims against its subsidiaries;

- making material acquisitions, merging with another company or entering into a change of control transaction;

- altering or affecting its capital structure, including the issuance of any shares, the granting of options or the issue of convertible debentures;

- proposing any special resolution;

- altering its dividend policy;

- incurring certain interest bearing debt which exceeds 50% of the consolidated shareholders' funds;

- establishing any employee bonus or share incentive scheme;

- appointing or removing any director to or from its board of directors, otherwise than in accordance with the joint venture agreement;

- entering into any agreement with any of its shareholders or affiliates;

- agreeing to any material alteration of its rights flowing from any license held by it or its subsidiaries enabling such companies to do their business;

- approving or amending the business plan of Vodacom; and

- appointing or removing the chairperson of the board or chief executive officer.

If the shareholders holding 10% or more of the issued shares of Vodacom fail to reach agreement on an above consensus matter, they are required to exercise all the powers that they have to ensure the consensus matter is not consummated. Should any dispute arise between the shareholders holding 10% or more of the issued shares of Vodacom regarding the failure of those shareholders to reach consensus, the dispute is to be referred for determination to the chairpersons of those shareholders at the request of any shareholder holding 10% or more of the issued shares of Vodacom. If the chairpersons fail to reach agreement on the consensus matter in question, each shareholder is entitled to enforce any rights through any competent court.

Pursuant to the Vodacom joint venture agreement, all members of the directing committee are required to agree on certain matters and, in the event of disagreement, the issue is treated as a consensus matter requiring the unanimous written consent of those shareholders holding 10% or more of the issued shares of Vodacom. The following matters require unanimous approval:

- the approval or amendment of any subsidiary company business plans;

- expenditures that are in excess of 10% of total budgeted expenditures;

- non-budgeted capital expenditures that are in excess of 5% of the consolidated shareholders' funds;

- the encumbrance of any assets or the issuance of guarantees where the liability secured is in excess of the lower of 5% of the consolidated shareholders' funds or R10 million;

- any agreement with any shareholder of Vodacom; and

- the appointment of the company secretary.

The approval of at least six directors appointed to the directing committee is required to take action with respect to:

- the approval or adoption of the terms and conditions and any amendments to the interconnect and transmission agreements concluded with Telkom;

- the setting or adjustment of tariffs; and

- the approval of terms and conditions of supply and associated agreements with the suppliers of infrastructure.

Non-competition

Each party to the Vodacom joint venture agreement has agreed that neither it nor its affiliates will form a similar joint venture relationship, or invest in any competitive business in the Republic of South Africa. This restraint lapses with respect to each party two years after the date such party ceases to be a shareholder of Vodacom or upon termination of the joint venture agreement.

In addition, each party to the Vodacom joint venture agreement has agreed that it will not own, manage or otherwise become engaged in any GSM mobile telecommunications entity or analogue system or otherwise participate in any mobile telecommunications activities in any African country, a major portion of which is situated below the equator, unless the party proposing to engage in such activity first offers Vodacom the opportunity to pursue such activity and Vodacom declines. Any decision by Vodacom to become involved in a GSM or analogue system in this territory requires the written consent of those shareholders holding 10% or more of the issued shares of Vodacom.

Right of first offer

If any Vodacom shareholder that is a party to the joint venture agreement wishes to sell any of the shares held by it, it must offer to sell such shares and an equivalent portion of its claims on loan accounts in Vodacom to the other parties to the joint venture agreement. If none of the non-transferring parties accepts such an offer to purchase all of the shares and claims offered on the terms in the notice, then the selling shareholder has the right to sell the shares and an equivalent portion of its claims to a third party at a price not lower than the price, and upon the terms, set forth in the seller's original offer.

Other related transactions with Vodacom

We market and sell our residential products through our customer call center, customer service branches and Telkom Direct Shops, mobile customer service branches, kiosks, the South African Post Office, independent distributors and vendors and through telemarketing.

Other Related Transactions

The following are additional related party transactions of which Telkom is aware:

Mr. Peter Moyo, one of Telkom's former board members who resigned on September 18, 2004, held ordinary shares in Old Mutual and its subsidiaries and was a board member of Old Mutual. Old Mutual held approximately 20.5 million shares in Telkom as of March 31, 2005.

Some of our former directors and senior management beneficially own shares in our previous strategic equity investors.

Mr. Tlhalefang Sekano, the employee representative on Telkom's board until September 18, 2004, was a member of the board of directors of Ucingo Investments, which held 3% of the ordinary shares of Telkom until September 17, 2003, when it was sold, and was also the chairperson of Letlapa Security and a director of Telesafe Security. Letlapa Security owned an interest in Telesafe Security, a security company which provides physical security to Telkom. Telkom paid R16 million and R39.3 million to Telesafe Security in the years ended March 31, 2005 and 2004 for these services, respectively. The outstanding creditors' balance at September 18, 2004 was R3.3 million. Letlapa Security had an option to purchase 10% of Rebserve Limited, which together with Atkins Facilities Management, formed the joint venture, Total Facilities Management Company (Proprietary) Limited. Total Facilities Management Company (Proprietary) Limited, which has been awarded a ten year contract expiring on March 31, 2011 to deliver facilities management services to Telkom's South African properties portfolio. We have been advised that this option was not exercised.

Ms. Nomazizi Mtshotshisa, Telkom's chairman, served on the board of directors of Admiral Industries (Proprietary) Limited, which has a contract to supply Telkom with Beslin Sethuni workwear. Telkom paid R5.4 million to Beslin Sethuni workwear in the year ended March 31, 2004 for these services.

Mr. Charles Valkin, a Telkom board member until November 25, 2004, is a senior partner with the South African law firm of Bowman Gilfillan Inc., which provides legal services to Telkom from time to time. Telkom paid R3,192 and R90,000 to Bowman Gilfillan Inc. in the years ended March 31, 2005 and 2004, respectively, for these services. The outstanding creditors' balance at November 25, 2004 was RNil.

Messrs. Shawn McKenzie, Jonathan P. Klug Sr., Charles Valkin, Chian Khai Tan and Tan Sri Dato'Ir Muhammad Radzi Mansor, five of Telkom's board members who resigned by November 26, 2004, were Thintana Communications' representatives on Telkom's board of directors. In addition, a number of our senior management were appointed through Thintana Communications. See Item 7. "Major Shareholders and Related Party Transactions" for a discussion of the arrangements between Thintana Communications and us and the fees Telkom paid to Thintana Communications for strategic services in the years ended March 31, 2004 and 2005. SBC Communications paid Bowman Gilfillan Inc. a total of R380,107 in fees during the year ended March 31, 2004 for Mr. Valkin's services as a director of Telkom.

Messrs. Mtshotshisa, Tabata, Tenza, Chikane and Mostert, five of Telkom's current board members, are the Government's representatives on Telkom's board of directors. Messrs. RP Menell, MP Moyo, TG Vilakazi and TA Sekano, four of Telkom's board members who resigned during the 2005 financial year, were the Government's representatives on Telkom's board of directors. TD Mahloele and A Ngwezi, two of Telkom's board members were the Public Investment Corporation's representatives on Telkom's board of directors. A Ngwezi resigned on June 29, 2005.

Item 8.   Financial Information

CONSOLIDATED FINANCIAL STATEMENTS AND
OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

Reference is made to Item 18 of this annual report for this information.

Legal Proceedings

On May 7, 2002, the South African Value added Network Services Providers' Association, or VANS Association, lodged a formal complaint with the Competition Commission under the South African Competition Act, 89 of 1998, alleging, among other things, that Telkom was abusing its dominant position in contravention of the Competition Act, 89 of 1998, and that it was engaged in price discrimination. The Competition Commission found, among other things, that several aspects of Telkom's conduct prima facie contravened the Competition Act, 89 of 1998, and referred certain of the complaints to the Competition Tribunal for adjudication. The complaints deal with Telkom's alleged refusal to provide telecommunications facilities to certain VANS providers to construct their networks, refusal to lease access facilities to VANS providers, provision of bundled and cross subsidized competitive services with monopoly services, discriminatory pricing with regard to leased line services and alleged refusal to peer with certain VANS providers. Telkom has brought an application in the South African High Court challenging the Competition Tribunal's jurisdiction to adjudicate this matter. These matters and the amount of Telkom's liability are expected to be finalized within the next year. If these complaints are upheld, however, Telkom could be required to cease these practices and fined an amount of up to 10% of Telkom's annual turnover or be ordered to divest itself of the relevant business. Telkom is currently unable to predict the amount that it may eventually be required to pay. If Telkom is required to cease these practices, divest itself of the relevant business or pay significant fines, Telkom's business and financial condition could be materially adversely affected and its revenue and net profit could decline.

Telcordia instituted arbitration proceedings against Telkom in March 2001 before a single arbitrator of the International Court of Arbitration, operating under the auspices of the International Chamber of Commerce, which is seated in Paris, France. The seat of the arbitration is in Johannesburg, South Africa. Telcordia is seeking to recover approximately $130 million for monies outstanding and damages, plus costs and interest at a rate of 15.5% per year. The arbitration proceedings relate to the cancellation of an agreement entered into between Telkom and Telcordia during June 1999 for the development and supply of an integrated end-to-end customer assurance and activation system by Telcordia. In September 2002, a partial award was issued by the arbitrator in favor of Telcordia. Telkom subsequently filed an application in the South African High Court to review and set aside the partial award. On November 27, 2003, the South African High Court set aside the partial award and issued a cost order in favor of Telkom. On May 3, 2004, the South African High Court dismissed an application by Telcordia for leave to appeal and ordered Telcordia to pay the legal costs of Telkom. On November 29, 2004 the Supreme Court of Appeals granted Telcordia leave to appeal. Telcordia has since filed a notice of appeal. Telcordia also petitioned the United States District Court for the District of Columbia to confirm the partial award, which petition was dismissed, along with a subsequent appeal. Following the dismissal of the appeal, Telcordia filed a similar petition in the United States District Court of New Jersey. The United States District Court of New Jersey also dismissed Telcordia's petition, reaffirming the decision of the United States District Court of Colombia. Telcordia has since appealed this dismissal. Telkom is currently unable to predict when the dispute will be resolved or the amount that it may eventually be required to pay Telcordia, if any, and has reversed all of its provisions for estimated liabilities, including interest and legal fees. If Telcordia recovers

198

substantial damages from Telkom, Telkom would be required to fund such payments from cash flows or drawings on its existing credit facilities, which could cause its indebtedness to increase and its net profit to decline.

As competition continues to increase in our fixed-line business, we expect that in the normal and ordinary course of our business we will become involved in an increasing number of disputes regarding the legality of services and products provided by us and/or by third parties. These disputes may range from court lawsuits to complaints lodged by or against us with various regulatory bodies. For instance on April 17, 2003, ORION filed a complaint and launched interim proceedings against Telkom with the South African competition authorities. The complaint and proceedings relate to certain discount plans that Telkom has in place or is negotiating with some of its business customers. The complainant alleges that Telkom is specifically targeting the complainant's customers, who would otherwise be using the complainants' least cost routing technology, which enables fixed-to-mobile calls from corporate branch exchanges to be transferred directly to mobile networks, and that Telkom's actions are exclusionary and based on predatory pricing. The Competition Commission has declined to refer the complaint to the Competion Tribunal. The complainant has however referred the complaint to the tribunal. In another high court matter, Telkom has reached a settlement with 13 respondents in terms of which Telkom accepted the validity of a judgment made in October 2003 in the Pretoria High Court which found least-cost routing is legal. In December 2003, Telkom was given leave to appeal the original ruling, an option that it has decided not to pursue.

Vodacom entered into a five year management agreement with VEE Networks Limited effective April 1, 2004, pursuant to which Vodacom would have managed VEE Networks' cellular network operations in Nigeria with the intention of acquiring an equity stake in the business. On May 31, 2004, however, Vodacom announced that it had elected to terminate the management contract and abandon its plan to make an equity investment in the business of VEE Networks in Nigeria. Vodacom continued to provide technical support to VEE Networks for a period of six months, until September 30, 2004, on which date 7 employees returned to South Africa and 22 employees were employed by VEE Networks in Nigeria. Vodacom is currently a defendant in certain legal proceedings related to its activities in Nigeria. The Nigerian court before which this matter was brought ruled on January 27, 2005, that it did not have jurisdiction to hear this matter and the correct court to hear the matter was the Federal High Court of Nigeria, and accordingly struck the matter out for want of jurisdiction. Notwithstanding, the plaintiff, Econet Wireless Limited, has appealed against this judgement and the appeal is pending. Vodacom is not currently able to estimate the outcome or extent of any claims or damages for which it may be liable if it is not successful in defending these claims.

We are parties to various additional proceedings and lawsuits in the ordinary course of our business, which our management does not believe will have a material adverse impact on us.

Dividend Policy

For a discussion of Telkom's dividend policy, see Item 3. "Key Information–Dividends and Dividend Policy."


SIGNIFICANT CHANGES


Except as disclosed elsewhere in this annual report, there have been no significant changes in Telkom's business since March 31, 2005, the date of the annual financial statements included in this annual report.

Item 9.   The Offer and Listing

Markets

Telkom's ordinary shares are listed on the JSE Securities Exchange, South Africa in the "Telecommunications Services" sector under the symbol "TKG" and ISIN Code "ZAE000044897" and its ADSs are listed on the New York Stock Exchange, Inc. under the symbol "TKG." The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York, as depositary, under the Deposit Agreement, dated as of March 3, 2003, among Telkom, The Bank of New York, as depositary, and the registered and beneficial owners from time to time of ADRs. The following table sets forth, for the periods indicated:

- the reported high and low market quotations as reported by the JSE; and

- the reported high and low sales prices on the NYSE Composite Tape of the ADSs:

	JSE (ZAR per Ordinary Share)		NYSE (USD per ADS)	
	High	Low	High	Low
2003 Financial Year [1]	30.75	27.80	14.78	13.65
2004 Financial Year	78.80	29.55	49.60	14.85
First Quarter				
April 2003	34.75	29.10	18.25	14.68
May 2003	34.00	30.50	17.70	15.58
June 2003	38.75	31.30	20.80	15.75
Second Quarter				
July 2003	45.00	38.80	24.35	21.20
August 2003	43.02	40.00	23.44	21.46
September 2003	44.07	40.30	25.34	22.15
Third Quarter				
October 2003	53.50	43.30	30.90	24.90
November 2003	65.30	53.20	40.50	30.75
December 2003	70.51	62.80	43.10	37.70
Fourth Quarter				
January 2004	75.01	62.50	44.90	35.00
February 2004	77.60	67.25	45.05	40.85
March 2004	78.80	68.45	49.60	41.60
2005 Financial Year	117.00	70.25	79.85	42.38
First Quarter				
April 2004	87.00	75.50	54.80	43.75
May 2004	79.40	72.50	47.26	42.45
June 2004	86.50	73.00	52.75	45.25
Second Quarter				
July 2004	84.00	77.75	54.25	50.90
August 2004	81.99	76.00	51.00	46.70
September 2004	80.00	72.55	48.00	44.80
Third Quarter				
October 2004	87.00	73.50	56.75	46.44
November 2004	103.50	82.00	70.25	55.70
December 2004	101.00	91.20	66.90	63.80

	JSE (ZAR per Ordinary Share)		NYSE (USD per ADS)	
	High	Low	High	Low
Fourth Quarter				
January 2005	109.00	93.01	72.75	62.10
February 2005	116.31	104.20	79.50	68.10
March 2005	117.00	101.50	79.85	67.00
2006 Financial Year				
April 2005	109.50	98.45	70.36	64.75
May 2005	116.39	106.50	73.98	66.05
June 2005	120.30	104.10	71.25	64.11

(1) From March 4, 2003, the date the ordinary shares commenced trading on the JSE and the ADSs commenced trading on the NYSE through March 31, 2003.

On June 30, 2005, the last trading price of the ordinary shares as reported by the JSE was R109.10 per share and the last trading price of the ADSs on the NYSE Composite Tape was $65.00.

Item 10.   Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

Set forth below is a summary of material information relating to Telkom's share capital, including summaries of certain provisions of Telkom's memorandum and articles of association, the South African Companies Act, 61 of 1973, and the Listings Requirements of the JSE. This summary is qualified in its entirety by the provisions of Telkom's memorandum and articles of association and by the applicable provisions of South African law and the Listings Requirements of the JSE. You should refer to the full text of Telkom's new memorandum and articles of association, which is incorporated by reference as an exhibit to this annual report.

General

Telkom was incorporated on September 30, 1991, as a public limited liability company registered under the South African Companies Act with registration number 1991/005476/06. Telkom is governed by its memorandum and articles of association and the provisions of the South African Companies Act, 61 of 1973. Telkom is also subject to the Listings Requirements of the JSE and the New York Stock Exchange.

Telkom's main object and business is to supply telecommunications, broadcasting, multimedia technology and information services to the general public in the Republic of South Africa.

Share Capital

Pursuant to a special resolution passed at a general meeting of Telkom held on January 16, 2003, Telkom's authorized and issued share capital was, with effect from March 4, 2003, altered by the conversion of one ordinary share held by the Government into one class A ordinary share with a par value of R10 and one ordinary share held by Thintana Communications into one class B ordinary share with a par value of R10. As a result, as of March 31, 2004, the date of Telkom's most recent balance sheet included in this annual report, and as of the date of this annual report, Telkom's authorized share capital was R10,000,000,000, divided into 999,999,998 ordinary shares with a par value of R10 each, one class A ordinary share with a par value of R10 and one class B ordinary share with a par value of R10, and its issued share capital was R5,570,318,190, divided into 557,031,817 ordinary shares with a par value of R10 each, one class A ordinary share with a par value of R10 and one class B ordinary share with a par value of R10. Only ordinary shares are listed on the JSE and ADSs listed on the New York Stock Exchange only represent ordinary shares. The class A and B ordinary shares are not listed on any stock exchange.

Before the alteration of Telkom's authorized and issued share capital on March 4, 2003, Telkom's authorized share capital was R10,000,000,000, divided into 1,000,000,000 ordinary shares with a par value of R10 each, and its issued share capital was R5,570,318,190, divided into 557,031,819 ordinary shares with a par value of R10 each and its share premium was R2,723,000,000. No alterations to Telkom's share capital occurred during the five years preceding the date of this annual report, other than the alteration of Telkom's authorized and issued share capital on March 4, 2003.

All of Telkom's issued and outstanding ordinary shares rank equally with each other and are fully paid and not subject to calls for additional payments of any kind. Except as specified in Telkom's articles of association, selected provisions of which are described in this annual report, the class A ordinary share and the class B ordinary share rank equally with the ordinary shares.

In March 2003, the government granted share options to purchase up to 11,140,636 of its ordinary shares, representing 2% of Telkom's issued and outstanding ordinary share capital, through the Diabo Share Trust. The exercise price is R33.81 per share. The share options are exercisable in four equal tranches. Three tranches were exercised in September 2003, March 2004 and March 2005. The remaining share options are exercisable during March 6, 2006 to March 10, 2006.

Significant Shareholder

Pursuant to Telkom's articles of association, a "significant shareholder" is the registered holder of the class A ordinary share or the class B ordinary share and, in addition, of at least 15% of the issued ordinary shares, which percentage will be adjusted from time to time to reflect the dilutive effect of any issuance of new ordinary shares by Telkom after March 4, 2003, provided that the percentage will not be lower than 10%. A significant shareholder has certain specific rights in terms of Telkom's memorandum and articles of association as more fully described below. As of the date hereof, the Government is the only significant shareholder.

If, by March 4, 2011, the class A ordinary share and class B ordinary share have not otherwise been converted into ordinary shares under the terms of Telkom's articles of association, they will automatically be so converted and the rights of the holders of the class A ordinary share and class B ordinary share, including any rights as significant shareholders, will be terminated under Telkom's articles of association.

Dividends

Telkom's shareholders, in a general meeting, or its board, from time to time, may declare a dividend to be paid to the registered holders of one or more classes of shares; provided that Telkom's shareholders may not declare a greater dividend in a general meeting than is recommended by the board and provided further that no dividend may be declared to a holder of the class A ordinary share or class B ordinary share, unless the same dividend is declared to holders of all ordinary shares. In addition, the declaration or distribution of dividends or other distributions must be approved by the board as a reserved matter. See Item 6. "Directors, Senior Management and Employees-Directors and Senior Management-Reserved Matters."

Pursuant to Telkom's articles of association, dividends on ordinary shares will not bear interest. Dividends are declared payable to shareholders registered as such on a date subsequent to the date of publication of the announcement of the declaration of the dividend. This date may not be sooner than 14 days after the date of such publication. All unclaimed dividends may be invested or otherwise utilized by the board for Telkom's benefit until claimed, provided that dividends unclaimed after a period of three years shall be forfeited. Forfeited dividends revert to Telkom or its assigns.

Any dividend or other sum payable in cash to a shareholder may be transmitted by ordinary post to the address of the shareholder recorded in the register or any other address the shareholder may previously have given to Telkom in writing or by electronic transfer to such bank account as the shareholder may previously have given to Telkom in writing. Telkom will not be responsible for any loss in transmission. Subject to the approval of shareholders in a general meeting, any dividend may be paid and satisfied, either wholly or in part, by the distribution of specific assets as the board may determine and direct at the time of declaring the dividend.

Any cash dividends paid by Telkom will be declared in South African Rands. The shareholders in a general meeting, or the board of directors, may at the time of declaring a dividend, stipulate that the dividend be paid to shareholders having registered addresses outside South Africa or who have given written instructions requesting payment at addresses outside South Africa, shall be paid in a currency other than South African currency. Holders of ADSs on the relevant record date will be entitled to receive any dividends payable in respect of the ordinary shares underlying the ADSs, subject to the terms of the deposit agreement. Cash dividends paid in Rands will be converted by the depositary to Dollars and paid by the depositary to holders of ADSs, net of conversion expenses of the depositary, in accordance with the deposit agreement, a copy of which is incorporated by reference to Exhibit 2.2 to this annual report.

Voting Rights

Subject to any rights or restrictions attached to any class of shares, every shareholder present at a general meeting in person, by proxy or by representation will, on a show of hands, have one vote only and, in the case of a poll, that proportion of the total votes which the aggregate amount of the nominal value of the shares held by that shareholder bears to the aggregate of the nominal value of all the shares issued by Telkom. For a description of shareholders' rights to request a poll, see Item 10. "Additional Information–Memorandum and Articles of Association–General Meetings of Shareholders." A shareholder is entitled to appoint a proxy to attend, speak and vote at any meeting on the shareholder's behalf. The proxy need not be a shareholder of Telkom.

Issue of Additional Shares and Pre-emptive Rights

Subject to the provisions of the South African Companies Act, 61 of 1973, the JSE Listings Requirements and any rights or restrictions attached to any class of shares, shareholders in a general meeting may authorize the board to allot and issue shares or grant options over unissued shares to such persons at such times, and generally on such terms and conditions, and for such consideration, whether payable in cash or otherwise, as it may decide. Telkom's shareholders granted to the board the authority to allot and issue up to 22,281,272, representing 4% of Telkom's issued ordinary share capital, ordinary shares to the participants under Telkom's conditional share plan in a general meeting held on January 27, 2004. There may not be any increase or reduction in Telkom's issued share capital or that of any of its subsidiaries without the authorization of the board as a reserved matter. See Item 6. "Directors, Senior Management and Employees-Directors and Senior Management-Reserved Matters." No change in the number of issued class A ordinary shares or class B ordinary shares may be made without the approval of the holder of the class A ordinary share and class B ordinary share, respectively.

The Listings Requirements of the JSE require Telkom's unissued ordinary shares to be offered first to existing shareholders in proportion to their holdings of ordinary shares unless these shares are issued for the acquisition of assets. The shareholders may, however, grant either a general approval in a general meeting authorizing the directors to issue ordinary shares for cash or a specific approval for a particular issue of ordinary shares, without first offering them to existing shareholders. Issues of ordinary shares for cash pursuant to a general approval in the aggregate in any one financial year may not exceed 15% of the issued share capital of that class. The maximum discount at which securities may be issued under a general approval is 10% of the weighted average trading price of those securities over 30 business days on the JSE prior to the date that the price of the issue is determined or agreed by the directors. A specific approval to issue ordinary shares is subject to, among other things, the disclosure of the number, or maximum number, of securities to be issued and disclosure of whether the discount at which the securities are to be issued is unlimited and, if not, the limit. A general and specific approval are each subject to the requirement of approval of a 75% majority of votes cast by shareholders present or represented by proxy at a general meeting, excluding, in the case of a specific approval, any parties and their associates participating in the specific issue for cash. As of the date hereof, except for the authority referred to above, no general or specific approval authorizing the directors to issue shares for cash has been granted to the board by the shareholders of Telkom.

Subject to the South African Companies Act, 61 of 1973, the directors or Telkom's shareholders may resolve in a general meeting to utilize all or any part of Telkom's reserves, or any amount available for distribution as a dividend and not required for the payment or provision of dividends on preference shares, to pay for Telkom's authorized but unissued shares to be issued as fully paid capitalization shares to shareholders entitled to receive such distributions as a dividend.

Transfer of Shares

Telkom's articles of association do not contain any restriction on the right to transfer ordinary shares, except as described below. Ordinary shares may be transferred by an instrument in writing in any usual common form or in such other form as the board of directors may approve if such transfer does not arise pursuant to a trade of such shares on the JSE. The transferor will be deemed to remain the holder of the ordinary shares until the name of the transferee is entered in Telkom's share register in respect of the transferred ordinary shares. Every instrument of transfer presented for registration must be accompanied by the certificate representing the ordinary shares to be transferred and/or such other evidence Telkom may require to prove the title of the transferor or the transferor's right to transfer the ordinary shares.

Although shareholders are entitled to hold their ordinary shares in certificated form, ordinary shares may only be traded on the JSE if they have been dematerialized through Share Transactions Totally Electronic Limited, or STRATE. A dematerialized share is not evidenced by a share certificate and may not be transferred by an instrument in writing, but is represented and transferred by means of electronic book entries.

The class A share is not transferable to any transferee, except to an eligible Ministry, as defined in the articles of association, without the written consent of the class B shareholder. If the class A share is to be transferred to an eligible Ministry, it may be so transferred only if it is transferred together with as many shares as would be sufficient to constitute the transferee a significant shareholder without taking account of any other shares already held by or on behalf of such transferee at the time of the actual delivery of the class A share to the transferee pursuant to the applicable underlying contract, and only after consultation with the class B shareholder. The class A share will be converted into an ordinary share on March 4, 2011 or if, at any time before then, it ceases to be held by the Minister, as defined in the articles of association, or the class B share is converted into an ordinary share.

The class B share, including the rights attached to it, may be transferred to a transferee only if it is transferred together with as many shares as would be sufficient to constitute the transferee a significant shareholder without taking account of any other shares already held by or on behalf of such transferee at the time of the actual delivery of the class B share to the transferee pursuant to the applicable underlying contract, and only after consultation with the class A shareholder. The class B share will be converted into an ordinary share on March 4, 2011 or if, at any time before then, the class B shareholder ceases to hold at least 5% of Telkom's issued shares.

Disclosure of Interest in Shares

Pursuant to the South African Companies Act, 61 of 1973, registered shareholders are required at the end of every calendar quarter to disclose to the issuer the identity of each other person who has a beneficial interest in the shares held by the registered holder and the number and class of those shares. Moreover, an issuer of shares may, by notice in writing, require a person who is a registered holder of, or whom the issuer knows or has reasonable cause to believe, has a beneficial interest in, a share issued by the issuer to identify to the issuer the person on whose behalf a share is held. The addressee of the notice may also be required to give particulars of the extent of the beneficial interest held during the three years preceding the date of the notice. All issuers of shares are obliged to establish and maintain a register of the disclosures described above and to publish in their annual financial statements a list of the persons who hold beneficial interests equal to or in excess of 5% of the total number of shares of that class issued by the issuer together with the extent of those beneficial interests.

Register of Members

Telkom keeps a register of its members, being shareholders whose names have been included in this register, in South Africa. Telkom may keep a branch share register in any foreign country, subject to the approval of the South African Reserve Bank.

General Meetings of Shareholders

Telkom is required by the South African Companies Act, 61 of 1973, to hold an annual general meeting not later than nine months after the end of every financial year and within 15 months after the date of its last preceding annual general meeting. The board may convene a general meeting whenever it thinks fit and must do so on the request of 100 shareholders or of shareholders holding, at the date of request, not less than one-twentieth of shares carrying voting rights.

Telkom is required by the South African Companies Act, 61 of 1973, to provide at least 21 "clear days" intervening notice for annual general meetings and for general meetings at which special resolutions are proposed, and at least 14 "clear days" intervening notice for all other general meetings. "Clear days" exclude the date on which notice is given, and the date on which the meeting is held.

A holder of shares may by notice require Telkom to record an address within South Africa which shall be deemed to be his or her address for the purpose of the service of notices. Telkom's articles of association require notices of general meetings to be in writing and to be given or served on any shareholder either by sending the notice, or a message advising that the notice is available on a website and containing the address of such website by electronic mail or telefacsimile to an electronic mail address or telefacsimile number notified to Telkom for this purpose. Alternatively, the written notice may be given by delivery in person or by sending it through the post, properly addressed, to a shareholder at his or her address shown in the register of shareholders or to a beneficial holder of Telkom's shares at the address which has been disclosed to Telkom and recorded in its register of such disclosures. Notice may be given to any beneficial holder of Telkom's shares who has not disclosed his or her address, electronic mail address or telefacsimile number to Telkom, by publishing that notice or an advertisement that such notice is available on a website, in the South African Government Gazette and any newspaper determined by Telkom's directors. Any notice to shareholders must simultaneously be given to the secretary or other suitable official of any recognized stock exchange on which Telkom's shares are listed in accordance with the requirements of the stock exchange. Every notice shall be deemed to have been received on the date on which it is so delivered and, if it is sent by post, on the day on which it is posted. If it is published in the South African Government Gazette or if it is advertised in the Government Gazette, it is deemed to have been received on the date it appears in the Government Gazette. If it is sent by electronic mail or telefacsimile, it is deemed to have been sent on the day it is sent or transmitted.

No business may be transacted at any general meeting unless the requisite quorum is present when the meeting proceeds to business. A quorum is at least three shareholders present in person or, in the case of a shareholder which is a company, by representation, and entitled to vote, provided that no quorum will be constituted if the class A shareholder and class B shareholder are not duly represented. If within thirty minutes from the time appointed for the meeting a quorum is not present, the meeting will stand adjourned to the same day in the next week, or if that day is a South African public holiday or a Saturday or Sunday, the next succeeding day other than a South African public holiday, Saturday or Sunday, at the same time and place. The quorum at the adjourned meeting shall be three shareholders present in person or by representation. If a quorum at the initial meeting was not established because of the absence of the class A shareholder or class B shareholder, the presence of the absent shareholder is not required to establish a quorum at the adjourned meeting. In order to pass a special resolution, shareholders holding in the aggregate not less than one fourth of the total votes of all shareholders entitled to vote must be present in person or by proxy at the meeting.

At a general meeting, a resolution put to the vote will be decided by a show of hands unless a poll is demanded by:

• the chairman of the meeting;

• not less than five shareholders having the right to vote at such meeting; or

• a shareholder or shareholders representing not less than one tenth of the total voting rights of all shareholders having the right to vote at the meeting or a shareholder or shareholders entitled to vote and holding in aggregate not less than one tenth of Telkom's issued share capital.

Resolutions will be carried by a majority of the votes recorded at the meeting except in the case of a special resolution which must be passed either on a show of hands, by not less than three fourths of the number of Telkom's shareholders entitled to vote who are present in person, by proxy or by representation or, where a poll has been demanded, by not less than three fourths of the total votes to which the shareholders present in person, by proxy or by representation are entitled.

Annual Report and Accounts

Telkom's board is required to keep such accounting records and books of account as are prescribed by the South African Companies Act, 61 of 1973. Generally, no shareholder, other than a director, has any right to inspect any of Telkom's accounting record books, accounts or documents.

The board is required, in respect of each of Telkom's financial years, to prepare annual consolidated financial statements and present them before the annual general meeting.

Pursuant to the Listings Requirements of the JSE, unaudited interim reports must be distributed to all shareholders within three months after the end of the first six months of Telkom's financial year.

Telkom's consolidated financial statements must, in conformity with IFRS, fairly present the state of affairs and business of Telkom and all of its consolidated subsidiaries at the end of the financial year concerned and the profit or loss of Telkom and all of its consolidated subsidiaries for that financial year.

Changes in Capital

Telkom may from time to time by special resolution:

• consolidate, divide or sub-divide all or any part of Telkom's issued or unissued capital;

• increase or cancel all or any part of Telkom's unissued capital;

• convert any of Telkom's shares, whether issued or not, into shares of another class;

• convert all or any of Telkom's paid-up shares into stock and reconvert such stock into paid-up shares; or

• convert any shares having a par value into shares having no par value and *vice versa*.

Telkom may from time to time reduce its issued share capital, share premium, stated capital, reserves and/or any capital redemption reserve fund with the approval of an ordinary resolution of Telkom's shareholders in a general meeting and with a resolution of Telkom's directors. Any increase or reduction in Telkom's issued share capital or that of any of Telkom's subsidiaries must be approved by directors as a reserved matter. See Item 6. "Directors, Senior Management and Employees–Directors and Senior Management–Reserved Matters."

Variation of Rights

Whenever Telkom's capital is divided into different classes of shares, the rights attached to any class of shares in issue may be varied, modified or abrogated by special resolution, provided that no variation that adversely affects those rights may be made without the written consent or ratification of the holders of three fourths of the issued shares of that class or a resolution passed in the same manner as a special resolution at a separate general meeting of the holders of such shares.

The affirmative vote or consent of the holder of the class A ordinary share or the holder of the class B ordinary share, as the case may be, is required for any amendment, alteration or cancellation of any of the provisions of Telkom's memorandum and articles of association that would alter or change the powers, preferences or special rights of the class A ordinary share or class B ordinary share or the holder of the class A ordinary share or class B ordinary share, as the case may be, so as to affect either adversely. Telkom's memorandum and articles of association further require Telkom to obtain written consent from the Government before issuing any securities or amending any existing securities in a manner that would adversely affect the Government's right under a special condition set forth in Telkom's memorandum of association, including the creation of a new class of shares or the amendment of the rights attached to an existing class of shares to provide them with rights superior to or equal to or adversely affecting the rights of Government under this condition. This special condition provides, among other things, that Telkom must obtain written consent from the Government before:

- taking any action that would result in Telkom's ceasing to provide telecommunications services under its public switched telecommunications services license in the Republic of South Africa; or

- disposing of assets, the effect of which would materially impair Telkom's ability to fulfill its obligation under its public switched telecommunications services license.

The rights conferred upon the holders of the shares of any class will be deemed not to be directly or indirectly adversely affected by the creation or issue of further shares ranking equally with them or the cancellation of any shares of any other class.

Distribution of Assets on Liquidation

If Telkom is liquidated, whether voluntarily or compulsorily, the assets remaining after the payment of all of Telkom's liabilities and the costs of winding-up shall be distributed among the shareholders in proportion to the numbers of shares held by them, subject to the rights of any shareholders to whom shares have been issued on special conditions and subject to Telkom's right to set-off unpaid capital or premium against the liability, if any, of shareholders. Furthermore, with the authority of a special resolution, the liquidator may divide among the shareholders, in specie or kind, the whole or any part of the assets, whether or not those assets consist of property of one kind or different kinds.

Any winding up or liquidation of Telkom must be authorized as a board reserved matter. See Item 6.

"–Directors, Senior Management and Employees Directors and Senior Management Reserved Matters."

Purchase of Shares

The South African Companies Act, 61 of 1973, permits loans by a company to its employees, other than directors, for the purpose of purchasing or subscribing for shares of that company or of its holding company.

The procedure for acquisition by a company of its own shares is regulated both by the South African Companies Act, 61 of 1973, and the Listings Requirements of the JSE. The South African Companies Act, 61 of 1973, provides that a company may, by special resolution, if authorized by its memorandum and articles of association, approve the acquisition of its shares; provided that a company may not make any payment in whatever form to acquire any share issued by that company if there are reasonable grounds for believing that the company is or would, after the payment, be unable to pay its debts or if the consolidated assets of the company fairly valued would, after the payment, be less than the consolidated liabilities of the company. The South African Companies Act, 61 of 1973, also provides that:

- a subsidiary may acquire up to a maximum of 10% in the aggregate of the number of issued shares of its holding company, or parent company; and

- a company may make payments to its shareholders if authorized by its memorandum and articles of association, subject to the provisions referred to above relating to its ability to pay debts and solvency.

Under South African law and the Listings Requirements of the JSE, the shareholders in a general meeting may approve a specific acquisition by the company of its issued shares or grant the company a general authority to acquire its issued shares by way of a renewable mandate which is valid until the company's next annual general meeting, provided that such authority may not extend beyond 15 months from the date of the granting of the general authority. The general authority is subject to, among other things, the following:

- the acquisition of ordinary shares must be on the "open market" of the JSE;

- the number of ordinary shares that may be acquired pursuant to the general authority may not, in the aggregate, exceed 20% of Telkom's issued share capital in any one financial year; and

- the ordinary shares may not be acquired at a price that is more than 10% above the weighted average of the market value of the ordinary shares for the five business days immediately preceding the date on which the transaction is effected.

At Telkom's annual general meeting held on January 27, 2004, the shareholders of Telkom granted Telkom, through a special resolution, the authority for Telkom or a subsidiary of Telkom to acquire Telkom's issued and outstanding ordinary share capital from time to time, upon such terms and conditions and in such amounts as the directors of Telkom and/or its subsidiaries may from time to time decide, but always subject to the Companies Act, 61 of 1973, as amended, and the listing requirements from time to time of the JSE, which general approval shall endure until the following annual general meeting of Telkom, which was held on October 14, 2004. At this meeting, the shareholders of Telkom provided general approval for the share repurchase program until the next Annual General Meeting or 15 months from the date of the resolution, whichever period is shorter.

Directors

Pursuant to Telkom's articles of association, the holder of the class A ordinary share and the holder of the class B ordinary share, for so long as they hold the class A ordinary share and the class B ordinary share, respectively, are entitled to appoint directors based on the percentage of the issued ordinary shares owned by them as follows:

- if either shareholder owns at least 25% of the issued ordinary shares, it has the right to appoint five directors, including two executive directors;

- if either shareholder owns at least 20%, but less than 25% of the issued ordinary shares, it has the right to appoint four directors, including, in the case of the Public Investment Corporation, two executive directors and, in the case of the Government, one executive director;

- if either shareholder owns at least 15%, but less than 20% of the issued ordinary shares, it has the right to appoint three directors, including, in the case of the Public Investment Corporation, two executive directors and, in the case of the Government, three non-executive directors;

- if either shareholder owns at least 10%, but less than 15% of the issued ordinary shares, it has the right to appoint two directors, including, in the case of the Public Investment Corporation, two executive directors and, in the case of the Government, two non-executive directors; and

- if either shareholder owns at least 5%, but less than 10% of the issued ordinary shares, it has the right to appoint one director, including, in the case of the Public Investment Corporation, one executive director and, in the case of the Government, one non-executive director.

Neither the holder of the class A ordinary nor the holder of the class B ordinary share will have the right to appoint more than five directors, regardless of their share ownership.

The remaining directors, if any, other than Telkom's chief executive officer who is appointed by Telkom's board of directors, may be appointed by a general meeting. A general meeting is not entitled to fill a vacancy of a director appointed by the Government or the Public Investment Corporation, as holders of the Class A ordinary share and the Class B ordinary share, respectively.

At each of Telkom's annual general meetings, at least one third of Telkom's directors appointed by a general meeting, excluding executive directors, directors appointed by the holder of the class A ordinary share and the holder of the class B ordinary share and any directors appointed by the directors after the conclusion of Telkom's preceding annual general meeting, are required to retire from office but are eligible for re election. The directors to retire are those who have been longest in office or, as between directors appointed by a general meeting who have been in office for an equal length of time, in the absence of agreement, determined by lot. If, after such retirements, there would remain in office any director appointed by a general meeting who would have held office for three years since his last election, he shall also retire at such annual general meeting. In addition, those directors appointed by a general meeting since the last annual general meeting are required to retire from office. A retiring director is eligible for re election. Directors appointed by the holder of the class A ordinary share or the holder of the class B ordinary share, as the case may be, can be removed and replaced at any time upon receipt by Telkom of written notice from the holder of the class A ordinary share or the holder of the class B ordinary share, as the case may be.

The remuneration of Telkom's directors shall be determined from time to time by its directors, taking into account the recommendations of the remuneration committee appointed by Telkom's directors. Telkom's directors shall be paid all their traveling and other expenses properly incurred by them in the execution of their duties in or about Telkom's business, which are approved or ratified by Telkom's directors.

Any director who serves on any committee, devotes special attention to Telkom's business, goes or resides outside of the Republic of South Africa for any of Telkom's purposes, or performs any services that are outside the scope of ordinary duties of a director, may be paid such extra remuneration or allowances as Telkom's directors, excluding the director in question, may determine.

Telkom's articles of association provide that a director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he or she has a material interest, other than by virtue of his or her interest in securities in Telkom and in certain other limited circumstances. A director may not be counted in the quorum of a meeting in relation to any resolution in which he or she is not permitted to vote.

The directors are not obliged to hold any qualification shares.

Telkom's articles of association grant a director appointed by the Government, as a significant shareholder, the right, for so long as it is a significant shareholder, to nominate certain of the directors that Telkom is entitled to appoint to the boards of directors of its subsidiaries and Vodacom. The number of directors that the Government is entitled to nominate is based on the ratio of the number of ordinary shares owned by the Government to the sum of the ordinary shares owned by the Government and the Public Investment Corporation, as the class B shareholder.

If the class A ordinary share and/or class B ordinary share are converted into ordinary shares, the rights of the Government and/or the Public Investment Corporation as holders of the class A ordinary share and class B ordinary share, respectively, including their rights of appointment of directors to Telkom's board of directors and the boards of directors of Telkom's subsidiaries and Vodacom, will be terminated.

Borrowing Powers

The directors may exercise all of Telkom's powers to borrow money and to mortgage or encumber Telkom's property or any part thereof and to issue debentures, whether secured or unsecured, whether outright or as security for any debt, liability or obligation of Telkom or of any third party. For this purpose, the borrowing powers of the directors are unlimited. Telkom's borrowing powers have not been exceeded during the past three years.

Non-South African Shareholders

Other than as described under "–Transfer of Shares," there are no limitations in Telkom's memorandum or articles of association on the right of non-South African shareholders to hold or exercise voting rights attaching to any of its ordinary shares.

Rights of Minority Shareholders and Fiduciary Duties

Majority shareholders of South African companies have no fiduciary obligations under South African common law to minority shareholders. However, under provisions in the South African Companies Act, 61 of 1973, a shareholder may, under certain circumstances, seek relief from the court if the shareholder has been unfairly prejudiced. These provisions are designed to provide relief for oppressed shareholders without necessarily overruling the majority's decision. There may also be common law and statutory personal actions available to a shareholder of a company.

The fiduciary obligations of directors may differ from those in the United States and certain other countries. Under South African law, the directors of a company are required to adhere to and act in accordance with two main fiduciary duties, the duty to act in the best interests of the company and the duty to act with due care and skill. The fiduciary duty to act in the best interests of the company includes a duty that the directors must avoid a conflict between their personal interests and the interests of the company, prohibits the directors from using their fiduciary position for personal benefit, prohibits the directors from exceeding the powers of the company and prohibits the directors from exercising any power for an improper or collateral purpose. The fiduciary duty to act with due care and skill includes the requirement that the directors must not act negligently, fraudulently or recklessly and must exercise judgment as to what is in the best interests of the company. South African law provides for personal liability of directors if they conduct the business of the company fraudulently or recklessly. Under Delaware law, the fiduciary duties of directors consist of the duty of care, the duty of loyalty and the duty of disclosure. The fiduciary duty of care requires directors to inform themselves of all material information reasonably available to them prior to making a business decision. The fiduciary duty of loyalty prohibits directors from using their position of trust and confidence to further their private interests. The fiduciary duty of disclosure requires directors to disclose to stockholders all material facts germane to a transaction involving stockholder approval.

Comparison of Shareholders' Rights Under South African and Delaware Law

The following describes some of the material differences between the rights of shareholders under South African and Delaware law.

Voting rights, generally

South Africa

Under South African law, every shareholder in a public company has a vote in respect of the shares held by such shareholder in the issued share capital of the company. The number of votes exercisable by that shareholder is that proportion of the total votes in the company which the aggregate amount of the nominal value of the shares held by that shareholder bears to the total amount of the nominal value of all the shares in the company. Any shareholder of a company entitled to attend and vote at a meeting of the company is entitled to appoint another person or persons, whether a member or not, to act for such shareholder by proxy.

Delaware

Under Delaware law, each stockholder is entitled to one vote for each share of capital stock held by the stockholder, unless otherwise provided in the certificate of incorporation of the company. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for the stockholder by proxy for up to three years from its date, or for a longer period if the proxy specifically provides.

Preemptive rights

South Africa

Under South African law, no shareholder shall have preemptive rights to purchase additional securities of a company unless the organizational documents of the company expressly grant preemptive rights. However, the Listings Requirements of the JSE require that unissued ordinary shares of a company listed on the JSE be offered first to existing shareholders in proportion to their holdings of shares of that company unless the shares are issued for the acquisition of assets. See this Item "–Memorandum and Articles of Association–Issue of Additional Shares and Preemption Rights."

Delaware

Delaware law provides that no stockholder shall have preemptive rights to purchase additional securities of the company unless the certificate of incorporation of the company expressly grants these rights.

Cumulative voting

Cumulative voting is a system for electing directors whereby the number of votes a shareholder is entitled to vote in an election of directors equals the number of shares held by the shareholder multiplied by the number of open directorships. Under cumulative voting, a shareholder may cast all or any number of the shareholder's votes for a single candidate or for any number of candidates.

South Africa

Under South African law, shareholders do not have the right to elect directors by cumulative voting. The number of votes that a shareholder may cast in respect of the appointment of each individual director equals the number of votes generally exercisable by that shareholder. South African law provides that at a general meeting of a company, a motion for the appointment of two or more persons as directors of the company by a single resolution shall not be moved, unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it.

Delaware

Under Delaware law, stockholders do not have the right to elect directors by cumulative vote unless the right is granted in the company's certificate of incorporation.

Shareholder approval of corporate matters by written consent

South Africa

Under South African law, any action required to be taken at any annual or other general meeting of a company, other than actions requiring a special resolution, may be taken without a meeting, without prior notice and without a formal vote, if the required written consent setting forth that action to be taken and waiving the required prior notice is signed by all shareholders.

Delaware

Under Delaware law, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior written notice and without a vote, if a written consent setting forth the action to be taken is signed by the number of holders of outstanding stock that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote thereon were present and voted, unless otherwise provided in the certificate of incorporation of the company. Prompt notice of the taking of any action by less than unanimous consent must be given to shareholders who did not consent to the action.

Anti-takeover provisions

South Africa

Under the South African Companies Act, 61 of 1973, the South African Securities Regulation Panel, or SRP, regulates certain transactions and schemes aimed at the take-over of companies such as Telkom in order to ensure the equal treatment of shareholders. For this purpose, the SRP has promulgated a code, which is loosely based on the U.K. City Code on Take-Overs and Mergers, setting out general principles and specific rules regulating take-overs and mergers. The SRP requires that a mandatory offer be made to shareholders, at specified prices, in circumstances where:

- the offeror acquires more than 35% of the votes exercisable at a general meeting of a company, if the offeror, prior to the acquisition, held less than 35% of such votes; or

- the offeror acquires more than 5% of such votes during any twelve month period, if the offeror, prior to the acquisition, held more than 35%, but less than 50% of such votes.

The SRP code also sets out comprehensive rules regulating the procedures to be followed and the manner in which the offer should be made. In addition, under the JSE Listings Requirements, a company listed on the JSE is required to obtain shareholder approval for any transaction between that company and a "material" shareholder if the JSE considers that shareholder to have a significant interest in or influence over the company. A "material" shareholder is any person who is or within twelve months preceding the date of the transaction was entitled to exercise or controls the exercise of 10% or more of the votes permitted to be cast at a general meeting of the company.

Delaware

Delaware law contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the company.

Section 203 of the Delaware General Corporation Law prohibits "business combinations," including mergers, sales and leases of assets, issuances of securities and similar transactions by a company or a subsidiary with an interested stockholder that beneficially owns 15% or more of a company's voting stock, within three years after the person becomes an interested stockholder, unless:

- the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to the transaction;

- after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the company not including shares owned by persons who are directors and also officers of interested stockholders and shares owned by specified employee benefit plans; or

- after the person becomes an interested stockholder, the business combination is approved by the board of directors of the company and authorized at an annual, or special, meeting of stockholders by the affirmation vote of the holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested stockholder.

A Delaware company may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the company or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the company. This amendment is not effective until twelve months following its adoption.

Shareholder access to and inspection of corporate records

South Africa

According to South African law, the register of members of a company is open to inspection by any shareholder or his or her duly authorized agent. Any person may apply to a company for a copy of or extract from the register of shareholders, and the company shall either furnish such copy or extract or afford such person adequate facilities for making such copy or extract. If access to the register of shareholders for the purpose of making any inspection or any copy or extract or facilities for making any copy or extract is refused or not granted or furnished within fourteen days after a written request to that effect has been delivered to the company, the company, and any director or officer of the company who knowingly is a party to the refusal or default, shall be guilty of an offense. The person denied access may apply to court for relief.

Delaware

Delaware law allows any stockholder to inspect and make copies of the stock ledger and the other books and records of a Delaware company for a purpose reasonably related to that person's interest as a stockholder. If the company refuses to permit an inspection or does not reply to the demand within five business days, the stockholder may apply to the Delaware Court of Chancery for an order to compel the inspection.

Duties of directors and officers

South Africa

According to South African law, the business and affairs of every company are managed by the board of directors as provided in the company's organizational documents. The board of directors shall consist of one or more members, each of whom shall be a natural person. The actual number of directors shall be fixed by the company's organizational documents. Directors need not be shareholders unless required by the organizational documents. The organizational documents may prescribe other qualifications for directors as well.

According to South African law, a public company such as Telkom is required to appoint a company secretary and a public officer. In addition, a public company may appoint further officers in accordance with its organizational documents with such titles and duties as may be set out in the organizational documents or as may be determined by the company. Any share certificates signed by two directors of the company, or one director and one other officer of the company authorized by the directors for such purpose, evidences title to the shares concerned. The duties of the company secretary of a company include ensuring that minutes of all shareholders' meetings, directors' meetings and meetings of any board committees are properly recorded.

Delaware

According to Delaware law, the business and affairs of every company are managed by the board of directors as provided in the company's certificate of incorporation. The board of directors consists of one or more members, each of whom is a natural person. The actual number of directors shall be fixed by the company's bylaws or in its certificate of incorporation. Directors need not be stockholders unless required by the bylaws or certificate of incorporation. The bylaws or certificate of incorporation may prescribe other qualifications for directors as well.

Delaware law also requires every company to have officers with titles and duties as are stated in the bylaws or in a resolution of the board of directors, which is not inconsistent with the bylaws and as may be necessary to enable the company to sign instruments and stock certificates. One of the officers shall have the duty to record the proceedings of the meetings of the stockholders and directors. Officers are chosen in the manner and hold their offices for the terms prescribed by the bylaws or determined by the board of directors or other governing body.

Meetings

South Africa

South African law requires every company to hold an annual general meeting not more than nine months after the end of every financial year of the company and within not more than fifteen months after the date of the last annual general meeting of the company. If for any reason an annual general meeting of the company is not or cannot be held in this manner, the South African Registrar of Companies may, on application by the company or any shareholder or its legal representative, call or direct the calling of a general meeting of the company which shall be deemed to be an annual general meeting. South African law requires that the annual financial statements of the company as well as group financial statements be considered at the annual general meeting. Furthermore, the company's auditor must be appointed at the annual general meeting and the meeting must address the business which is required to be dealt with pursuant to the organizational documents of the company. Directors are appointed by a general meeting, unless otherwise provided in the organizational documents of the company. The JSE Listings Requirements require that the appointment of a director to fill a casual vacancy or as an addition to the board must be confirmed at the next annual general meeting of the company.

General meetings of the company may, except insofar as is otherwise provided in the organizational documents of the company, be called by the board of directors in accordance with the organizational documents of the company or by two or more shareholders holding not less than one tenth of its issued share capital.

Delaware

Under Delaware law, unless directors are elected by written consent in lieu of an annual meeting, an annual meeting of the stockholders shall be held for the election of directors on a date and at a time designated by the company's bylaws. Stockholders may, unless the certificate of incorporation provides otherwise, act by written consent to elect directors. In addition, any other proper business may be transacted at the annual meeting. If an annual meeting is not held within 30 days of the date designated for such a meeting, or is not held for a period of 13 months after the last annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any shareholder or director.

Delaware law also permits special meetings of shareholders to be called by the board of directors and by other persons authorized to do so by the company's certificate of incorporation or bylaws.

Dividends

South Africa

Under South African law, a company may make payments to its shareholders if authorized thereto by its organizational documents. A company may not make any payment, in whatever form, to its shareholders if there are reasonable grounds for believing that:

- the company is or would, after the payment, be unable to pay its debts as they become due in the ordinary course of business; or

- the consolidated assets of the company fairly valued, after the payment, would be less than the consolidated liabilities of the company.

Delaware

Under Delaware law, the directors of a company may declare and pay dividends out of surplus or, when no surplus exists, out of net profits for the fiscal year in which the dividend is declared or the preceding fiscal year, subject to any restrictions in the company's certificate of incorporation. Dividends may not be paid out of net profits if, after payment of the dividend, the capital of the company would be less than the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

Repurchase or redemption of shares

South Africa

South African law provides that a company may, by special resolution, if authorized by its memorandum and articles of association, repurchase or redeem its shares; provided that a company shall not make any payment to repurchase any shares issued by the company if there are reasonable grounds for believing that the company is or would, after the payment, be unable to pay its debts or if the consolidated assets of the company would, after the payment, be less than the consolidated liabilities of the company.

Delaware

Delaware law permits a company to repurchase or redeem its shares, provided, however, that no company shall do so when the capital of the company is impaired or when the purchase or redemption would cause any impairment of the capital of the company, except that a company may purchase or redeem out of its capital any of its own shares which are entitled upon any distribution of the company's assets, whether by dividend or liquidation, to a preference over another class or series of its stock, or, if no shares entitled to such a preference are outstanding, any of its own shares, if the shares will be retired upon their acquisition and the capital of the company reduced in accordance with Delaware law.

Limitations of liability of directors

South Africa

Under South African law, any provision, whether contained in the organizational documents of a company or in any contract with a company, that purports to exempt any director or officer of the company from any liability which by law would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which the person may be guilty in relation to the company or to indemnify the person against any such liability is void. A company may, however, indemnify a director or officer as described in this Item "–Indemnification of officers and directors–South Africa." If, in any proceedings for negligence, default, breach of duty or breach of trust against any director or officer of a company, it appears to the court that the person concerned is or may be liable, but that the person has acted honestly and reasonably, and that, considering all facts and circumstances of the case, including those concerned with the person's appointment, the person ought fairly to be excused for the wrongdoing, the court may relieve the person, either wholly or partly, from liability on terms determined by the court.

Delaware

Delaware law permits a company to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the company or its shareholders for damages for breach of the director's fiduciary duty, provided that a director's liability shall not be limited:

- for any breach of the director's duty of loyalty to the company or its shareholders;

- for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

- under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemption; or

- for any transaction from which the director derived an improper personal benefit.

Indemnification of officers and directors

South Africa

Under South African law, the organizational documents of a company may contain a provision indemnifying any director or officer or auditor in respect of any liability incurred by such person in defending any proceedings, whether civil or criminal, in which judgment is given in the person's favor, in which the person is acquitted or the proceedings are abandoned or in connection with any application in which the court relieves the person from liability on the basis that the person acted honestly and reasonably and that the person ought fairly to be excused for negligence, default, breach of duty or breach of trust.

Delaware

Delaware law provides that, subject to certain limitations in the case of derivative suits brought by a company's stockholders in its name, a company may indemnify any individual who is made a party to any third party suit or proceeding on account of being a director, officer, employee or agent of the company against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement reasonably incurred by the officer or director in connection with the action, through, among other things, a majority vote of the directors who were not parties to the suit or proceeding, even if less than a quorum, if the individual:

- acted in good faith and in a manner the officer or director reasonably believed to be in or not opposed to the best interests of the company or, in some circumstances, at least not opposed to its best interests; and

- in a criminal proceeding, had no reasonable cause to believe the officer's or director's conduct was unlawful.

To the extent a director, officer, employee or agent is successful in the defense of the action, suit or proceeding, the company is required by Delaware law to indemnify the individual for reasonable expenses incurred thereby.

Material Contracts

See Item 4. "Information on the Company–Business Overview–Fixed–line Communications–Fees and tariffs–Interconnection tariffs" and Item 7. "Major Shareholders and Related Party Transactions" for certain material agreements we have entered into.

EXCHANGE CONTROLS

The following is a summary of the material South African exchange control measures, which has been derived from publicly available documents. The following summary is not a comprehensive description of all of the exchange control regulations and does not cover exchange control consequences that depend upon your particular circumstances. We recommend that you consult your own advisor about the exchange control consequences in your particular situation. The discussion in this section is based on current South African laws and regulations. Changes in laws may alter the exchange control provisions that apply to you, possibly on a retroactive basis.

Introduction

Dealing in foreign currency, the export of capital and/or revenue, incurring of liabilities by residents to non-residents and various other exchange control matters in South Africa are regulated by the South African exchange control regulations. The South African exchange control regulations form part of the general monetary policy of South Africa. The regulations are issued pursuant to section 9 of the Currency and Exchanges Act, 9 of 1933. Pursuant to the regulations, the control over South African capital and/or revenue reserves, as well as their accruals and spending, is vested in the Minister of Finance.

The Minister of Finance has delegated the administration of exchange controls to the Exchange Control Department of the South African Reserve Bank, or Excon, which is responsible for the day to day administration and functioning of exchange controls. Excon has wide discretion but exercises its powers within certain policy guidelines. Within prescribed limits, authorized dealers in foreign exchange are permitted to deal in foreign exchange in accordance with the provisions and requirements of the exchange control rulings, which rulings are issued by Excon, as the delegatee of the Minister of Finance, and contain certain administrative measures, as well as conditions and limits applicable to transactions in foreign exchange, which may be undertaken by authorized dealers. Non-residents have been granted general approval, pursuant to the rulings, to deal in South African assets and to invest and disinvest in South Africa.

The Republic of South Africa's exchange control regulations provide for restrictions on exporting capital from the Common Monetary Area, consisting of the Republic of South Africa, the Republic of Namibia, and the Kingdoms of Lesotho and Swaziland. Transactions between residents of the Common Monetary Area, on the one hand, including companies, and non-residents of the Common Monetary Area, on the other hand, are subject to these exchange control regulations.

There are many inherent disadvantages of exchange controls including the distortion of the price mechanism, the problems encountered in the application of monetary policy, the detrimental effects on inward foreign investment and the administrative costs associated therewith. The South African Minister of Finance has indicated that all remaining exchange controls are likely to be dismantled as soon as circumstances permit. There has, since 1996, been a gradual relaxation of exchange controls. The gradual approach to the abolition of exchange controls adopted by the Government of South Africa is designed to allow the economy to adjust more smoothly to the removal of controls that have been in place for a considerable period of time. The stated objective of the authorities is equality of treatment between residents and non-residents with respect to inflows and outflows of capital. The focus of regulation, subsequent to the abolition of exchange controls, is expected to favor the positive aspects of prudential financial supervision.

The present exchange control system in South Africa is used principally to control capital movements. South African companies are not permitted to maintain foreign bank accounts and, without the approval of Excon, are generally not permitted to export capital from South Africa or hold foreign currency. In addition, South African companies are required to obtain the approval of Excon prior to raising foreign funding on the strength of their South African balance sheets, which would permit recourse to South Africa in the event of defaults. Where 75% or more of a South African company's capital, voting power, power of control or earnings is directly or indirectly controlled by non-residents, such a company is designated an affected person by the South African Reserve Bank, and certain restrictions are placed on its ability to obtain local financial assistance. Telkom is not, and has never been, designated an affected person by the South African Reserve Bank.

Foreign investment and outward loans by South African companies are also restricted. In addition, without the approval of Excon, South African companies are generally required to repatriate to South Africa profits of foreign operations and are limited in their ability to utilize profits of one foreign business to finance operations of a different foreign business. South African companies establishing subsidiaries, branches, offices or joint ventures abroad are generally required to submit financial statements on these operations to Excon on an annual basis. As a result, a South African company's ability to raise and deploy capital outside the Common Monetary Area is restricted.

Although exchange controls have been gradually relaxed since 1996, unlimited outward transfers of capital are not permitted at this stage. It is not possible to predict when existing exchange controls will be abolished or modified by the South African Government in the future, although some of the more salient changes to the South African exchange control provisions over the past few years have been as follows:

- companies wishing to invest in countries outside the Common Monetary Area may, in addition to what is set out below, apply for permission to enter into corporate asset/share swap and share placement transactions to acquire foreign investments. The latter mechanism entails the placement of the locally quoted company's shares with long-term overseas holders who, in payment for the shares, provide the foreign currency abroad which the company then uses to acquire the target investment. Since February 2001, institutional investors are no longer entitled to make use of the asset swap mechanism but are, however, entitled to invest either 15% or 20%, depending on the type of institutional investor, of total assets in foreign investments;

- companies wishing to establish new overseas ventures or new ventures in Africa are now permitted to transfer unlimited amounts into Africa and abroad in order to finance approved investments. However, the approval of Excon is required in advance and companies will need to comply with Excon's investment criteria in establishing such new ventures, which investment criteria include, among other things, demonstrating benefit to South Africa and control of the foreign entity. Excon has however reserved the right to stagger capital outflows relating to very large foreign investments in order to manage the potential impact on the foreign exchange market;

- South African companies will now be entitled to retain abroad foreign dividends which relate to the operation of approved foreign investments and any foreign dividends which may have been repatriated to South Africa after October 26, 2004, may thereafter be transferred abroad again at any time and for any purpose; and

- remittance of directors' fees payable to persons permanently resident outside the Common Monetary Area may be approved by authorized dealers, pursuant to the rulings.

Authorized dealers in foreign exchange may, against the production of suitable documentary evidence, provide forward cover to South African residents in respect of fixed and ascertained foreign exchange commitments covering the movement of goods.

Persons who emigrate from South Africa are entitled to take limited amounts of money out of South Africa as a settling-in allowance. The balance of the emigrant's funds are blocked and held under the control of an authorized dealer. These blocked funds may only be invested in:

- blocked current, savings, interest bearing deposit accounts in the books of an authorized dealer in the banking sector;

- securities listed on the JSE and financial instruments listed on the Bond Exchange of South Africa which are deposited with an authorized dealer and not released except temporarily for switching purposes, without the approval of Excon. Authorized dealers must at all times be able to demonstrate that listed securities or financial instruments which are dematerialized or immobilized in a central securities depositary are being held subject to the control of the authorized dealer concerned;

- mutual funds units; or

- the South African Futures Exchange.

Aside from the investments referred to above, blocked Rands may only be utilized for very limited purposes. Capitalization shares and dividends declared out of capital gains or out of income earned prior to emigration remain subject to the blocking procedure. The Minister of Finance stated on February 26, 2003 that emigrants' blocked assets are to be unwound and such emigrants are entitled, on application to Excon and subject to an exiting schedule and an exit charge of 10% to exit such blocked assets from South Africa.

Further Steps in Exchange Control Liberalization

The Government has announced its intention to remain committed to a gradual approach to exchange control liberalization. Part of this process of gradual exchange control liberalization and financial sector strengthening is the shift to a system of prudential regulation. Prudential regulations are applied internationally to protect policyholders and pensioners from excessive risk, and typically include restrictions on foreign asset holdings. Institutional investors will be allowed to invest, on approval, up to existing foreign asset limits. These foreign asset limits are 15% of total assets for long term insurers, pension funds and fund managers and 20% of total assets for unit trust companies. The previous restriction based on 10% of the prior year's net inflow of funds will no longer apply. The

Exchange Control Department of the South African Reserve Bank reserves the right to stagger transfer of such funds in the interest of overall financial stability. The new dispensation became operational May 1, 2003.

The global expansion by South African firms holds significant benefits for the economy, including expanded market access, increased exports and improved competitiveness. In October 2002, the exchange control allowance for foreign direct investment into Africa was increased from R750 million to R2 billion, in line with South Africa's commitment to the New Partnership for Africa's Development, or NEPAD. In order to facilitate global expansion of South African companies from a domestic base, the exchange control allowances for direct investment outside of Africa was increased from R500 million to R1 billion. In October 2004 the previous Exchange Control limits imposed on new foreign direct investments by South African companies were abolished, subject to certain provisions which relate to the Exchange Control Department of the South African Reserve Bank's investment criteria. It is provided that companies wishing to establish new overseas ventures or new ventures in Africa are now permitted to transfer unlimited amounts into Africa and abroad in order to finance approved investments. However, the approval of Excon is required in advance and companies will need to comply with Excon's investment criteria in establishing such new ventures, which investment criteria include, among other things, demonstrating benefit to South Africa and control of the foreign entity. Excon has however reserved the right to stagger capital outflows relating to very large foreign investments in order to manage the potential impact on the foreign exchange market.

It is anticipated that the global expansion by South African firms should result in inflows from dividends and other income earned. The current tax and exchange control dispensation presents a disincentive for the repatriation of dividends and income. Accordingly, it is proposed that dividends repatriated from foreign subsidiaries should be eligible for an exchange control credit, which will allow them to be re-exported, upon application, for approved foreign direct investments. This change will be synchronized with the removal of the foreign dividends tax, where the taxpayer has a meaningful say in the foreign subsidiary paying the dividend. In October 2004 the obligation on South African companies to repatriate dividends of approved foreign investments to South Africa was abolished and South African companies will accordingly be entitled to retain aboard foreign dividends which relate to the operation of approved foreign investments and any foreign dividends which may be repatriated to South Africa after October 26, 2004, may thereafter be transferred aboard again, at any time and for any purpose.

A system of exchange control allowances for the export of funds when persons emigrate has been in place in South Africa for a number of decades. Emigrants' funds in excess of the emigration allowance were placed in "emigrants' blocked accounts" in order to preserve foreign reserves. These blocked assets are now being unwound. The following new dispensations currently apply:

- The distinction between the settling-in allowance for emigrants and the private individual foreign investment allowance for residents is to fall away and there will now be a common foreign allowance for both residents and emigrants of R750,000 per individual (or R1.5 million in respect of family units).

- Amounts up to R750,000 (inclusive of amounts already exited) will be eligible for exiting without charge. Holders of blocked assets wishing to exit more than R750,000 (inclusive of amounts already exited) must apply to the Exchange Control Department of the South African Reserve Bank to do so. Approval will be subject to an exiting schedule and an exit charge of 10% of the amount. The same dispensation will apply for new emigrants.

The South African Reserve Bank has announced its intention to adjust various other limits pertaining to travel, study, gift, maintenance and alimony allowances.

Sales of Shares

Under present regulations, our ordinary shares and ADSs are freely transferable outside the Common Monetary Area between non-residents of the Common Monetary Area. In addition, the proceeds from the sale of ordinary shares on the JSE on behalf of shareholders who are not residents of the Common Monetary Area are freely remittable to such shareholders. Share certificates held by non-residents will be endorsed with the words "non-resident."

Dividends

Other than non-cash dividends and dividends of a capital nature, which require specific Excon approval, dividends declared in respect of shares held by a non-resident in a company whose shares are listed on the JSE are freely remittable. See Item 3. "Dividends and Dividend Policy."

Any cash dividends paid by us are expected to be paid in Rands. Holders of ADSs on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADSs, subject to the terms of the deposit agreement. Subject to exceptions provided in the deposit agreement, cash dividends paid in Rands will be converted by the depositary to Dollars and paid by the depositary to holders of ADSs, net of conversion expenses of the depositary, in accordance with the deposit agreement. The depositary will charge holders of ADSs, to the extent applicable, taxes and other governmental charges and specified fees and other expenses. See Item 3. "Dividends and Dividend Policy."

Shareholders who are not residents of the Common Monetary Area who are in receipt of scrip dividends and who elect to dispose of the relevant shares, may remit the proceeds arising from the sale of the relevant shares.

TAXATION

The following is a summary of the material South African and US tax consequences in connection with the acquisition, ownership and disposition of Telkom's ordinary shares and ADSs. The following summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to acquire purchase, own or dispose of Telkom's shares or ADSs and does not cover tax consequences that depend upon your particular tax circumstances. This discussion is only a general discussion; it is not a substitute for tax advice.

We recommend that you consult your own tax advisor about the consequences of holding Telkom's ordinary shares or ADSs, as applicable, in your particular situation. The discussion in this section is based on current law. Changes in laws may alter the tax treatment of Telkom's ordinary shares or ADSs, as applicable, possibly on a retroactive basis.

South African Tax Matters

Withholding tax on dividends

The Republic of South Africa does not impose withholding tax on dividends. Accordingly, we are not obliged to withhold any tax on dividends paid by us to our shareholders whether or not such shareholder is resident in the Republic of South Africa. Any future decision to re-impose a withholding tax on dividends declared by South African residents to non-resident shareholders is generally permissible under the terms of a reciprocal tax treaty entered into between the Republic of South Africa and the United States in 1997. That treaty, however, provides that any withholding tax introduced in the future shall be limited to:

- 5% of the gross amount of the dividends declared, provided that the beneficial owner of the shares on which the relevant dividends are declared is a company holding at least 10% of the voting stock of the relevant company declaring such dividend; and

- 15% of the gross amount of the dividends declared by the relevant company in all other cases.

Although no withholding tax is payable on dividends declared by a South African resident, South Africa has a secondary tax on companies, or STC, which is 12.5% of the net amount of the dividend. Although the STC is the liability of the South African resident company which declares the dividend, it would reduce the amount available for distribution. See this Item "–Secondary tax on companies."

Income taxes relating to shareholders

In principle, South African residents are taxed on their worldwide income regardless of the source thereof. Non-residents are, subject to certain exemptions, taxed in relation to income derived from a source within or deemed to be within the Republic of South Africa. These exceptions include normal dividends received from South African companies, such as Telkom; interest received from sources in the Republic of South Africa, including on stocks or securities issued by the government, provided the non-resident is (a) a natural person who was not physically in South Africa for more than 183 days during the particular tax year or (b) at any time in that tax year did not carry on business through a permanent establishment in South Africa.

Under South African tax law, a natural person is deemed to be a resident if the person is ordinarily resident in the Republic of South Africa or, if not ordinarily resident during any particular year of assessment for tax purposes, the person was physically present in the Republic of South Africa for certain prescribed periods in the three years prior to and during the tax year in question. Non-natural persons, including companies and trusts, are deemed to be resident in the Republic of South Africa for tax purposes if they were incorporated or formed in the Republic of South Africa or have their place of effective management in the Republic of South Africa. However, a person, natural or non-natural, is not a resident of the Republic of South Africa if that person is deemed to be exclusively a resident of another country in terms of a double taxation agreement entered into between the Republic of South Africa and that other country.

Generally, income tax is payable on the profits derived from the disposal of shares in a South African company by residents of the Republic of South Africa if the profits derived from such disposal are of a revenue nature as opposed to a capital nature. Essentially, a profit is viewed as being of a revenue nature if it is made pursuant to the operation of a business or scheme of profit making and not incidentally or as a result of a mere realization of a share held for long-term investment purposes. In determining whether the income derived from the disposal of such shares is of a capital or revenue nature, the South African tax authorities and courts look at, among other things, the intention of the holder of the shares to determine whether the disposal gave rise to a capital or a revenue profit. Currently profits derived from the disposal of South African shares held as long-term investments are generally regarded to be profits of a capital nature and are not subject to South African income tax, but may be subject to capital gains tax. See this Item "–Capital gains tax" for a discussion of the imposition of capital gains tax. Generally, the distribution of profits by way of dividends paid by a South African resident company, such as Telkom, in the ordinary course, is not deductible by the company and is exempt from South African taxation for the recipient.

If a non-resident shareholder trades in South African shares, such non-resident shareholder would be subject to South African income tax if the proceeds from the disposal would be seen as being from a South African source, which would generally be the case where the trading activities take place in South Africa.

To the extent that any share is acquired at a discount to market price, or any other benefit is derived from the acquisition of the share, there is a risk that the relevant discount benefit could be regarded as an income tax taxable benefit in the hands of the relevant shareholder if that shareholder is an employee or director of Telkom and that share was acquired from Telkom, its associated institutions or a third party by arrangement with it, or if that shareholder is an employee of the Government of the Republic of South Africa and that share was acquired from the Government, its associated institutions or a third party by arrangement with it.

Should a resident of the United States be subject to South African income tax pursuant to the South African legislation, the tax treaty between South Africa and the United States may provide such resident with tax relief. The tax treaty between South Africa and the United States provides that profits of an enterprise of a US resident shall only be taxed in South Africa if such US resident carries on a business in South Africa through a permanent establishment situated in South Africa. Thus if South Africa has taxing rights to any profits generated by the disposal of shares by a US resident to the extent that such US resident carries on business through a permanent establishment in South Africa and the share dealing activities form part of such permanent establishment's business, the US resident will, in principle, be taxed on the profits of the disposal to the extent that such profits are from a source within or deemed to be within South Africa.

Income taxes

As discussed above, income tax is levied in the Republic of South Africa only on income which is classified to be of a revenue nature. South African companies are subject to corporate income tax of 29% of their taxable income. See also this Item "–Secondary tax on companies."

Capital gains tax

Capital gains tax was introduced into the South African taxation system with effect from October 1, 2001. Capital gains tax was introduced by way of an amendment to the South African Income Tax Act, 58 of 1962, to incorporate therein a substantive new schedule known as the Eighth Schedule. The relevant capital gains tax rates are summarized in the table below.

Capital gains tax is imposed on certain capital gains arising from the disposal or deemed disposal of an asset and a prescribed portion of the capital gain, as set out in the table below, will be included in a taxpayer's taxable income. An asset is very broadly defined in the legislation and includes shares in a South African company. If, however, the profits of the disposal were subject to income tax, no capital gains tax liability would arise.

Capital gains or losses are calculated separately with respect to each asset disposed of during the tax year and then aggregated to ultimately calculate the taxpayer's total taxable capital gain or loss. Each capital gain is determined by deducting from the proceeds accruing to the taxpayer from the relevant disposal, the base cost of the asset and each portion of the proceeds already subject to income tax. The base cost includes all direct costs in respect of the acquisition, improvement and disposal of the asset. The net capital gain for the tax year, in the case of natural persons and certain special trusts only, is reduced by an annual exclusion of R10,000.

The following table sets out the prescribed portion of a capital gain that would be included in a taxpayers' taxable income, the normal tax rates applicable to taxpayers and, consequently, the effective rate at which capital gains are taxed:

Type of taxpayer	Prescribed portion of the capital gain included in taxable income expressed as a percentage (%)	Statutory income tax rate (%)	Effective rate (%)
Individuals	25	0 – 40	0 – 10
Retirement funds	n/a	n/a	n/a
Trusts			
Special	25	0 – 40	0 – 10
Other	50	40	20
Life assurers	–	–	–
Individual policyholder fund	25	30	7.5
Company policyholder fund	50	30[1]	15
Corporate fund	50	30[1]	15
Untaxed policyholder fund	–	–	–
Companies	50	30[1]	15
Permanent establishments (branches)	50	35[2]	17.5
Small business corporations	50	15 – 30[3]	7.5 – 15
Employment companies	50	35[2]	17.5
Collective investment schemes	0 – 50	0 – 30	0 – 15

(1)   For the year ending March 31, 2006, this rate will be reduced to 29%.

(2)   For the year ending March 31, 2006, this rate will be reduced to 34%.

(3)   For the year ending March 31, 2006, this rate will be reduced to 0 – 29%.

The legislation makes provision, in certain circumstances, for a set-off of capital losses against capital gains and a carry forward of capital losses.

To the extent a non-resident makes a capital gain on the disposal of shares, such gain will be taxed in South Africa if (a) the shares form part of the assets of a permanent establishment through which trade is carried on in South Africa or (b) the shares held by the non-resident, alone or with any connected person, represent at least 20% of the equity of a company and 80% or more of the net value of the non-trading assets of such company, such as Telkom, comprise immovable property located in South Africa. However, pursuant to the tax treaty between South Africa and the United States, South Africa only has taxing rights to the extent that the shares disposed of form part of the business property of a permanent establishment in South Africa.

Stamp duty

South African stamp duty, or uncertificated securities tax in an electronic environment, is payable by companies upon the issue of shares, at a rate of 0.25% of the issue price, including any share premium of the shares.

On a subsequent registration of transfer of shares in a South African company , South African stamp duty is generally payable where shares are not listed on a securities exchange in the Republic of South Africa at the rate 0.25% of the arm's length consideration payable for the shares concerned or their market value, whichever is greater. In respect of transactions involving uncertificated or dematerialized shares listed on a securities exchange in South Africa, uncertificated securities tax is payable at the same rates as set out above on every change in beneficial ownership thereof pursuant to the Uncertificated Securities Tax Act, 31 of 1998. Uncertificated shares are shares that are not evidenced by a certificate and are transferable without a written instrument.

South African stamp duty or uncertificated securities tax is generally payable on the registration of the transfer or change in beneficial ownership of the shares in the records of a South African company regardless of whether the transfer is executed within or outside South Africa. There are certain exceptions to the payment of stamp duty where, for example, the instrument of transfer is executed outside South Africa and registration of transfer is effected in any branch register kept by the relevant company outside of South Africa, subject to certain provisions set forth in the South African Stamp Duties Act, 77 of 1968. Transfers of ADSs between non-residents of South Africa are not subject to South African stamp duty or uncertificated securities tax; however, if shares are withdrawn from the deposit facility, stamp duty or uncertificated securities tax is payable on the subsequent transfer of the shares. An acquisition of shares from the depositary by an investor in exchange for ADSs representing the shares, including an acquisition upon termination of a deposit arrangement, renders an investor liable to South African stamp duty or uncertificated securities tax at the same rate as stamp duty or uncertificated securities tax on a subsequent transfer of shares, upon the registration of the investor as the holder or new beneficial owner of shares.

Secondary tax on companies

STC is payable in the Republic of South Africa by resident companies of the Republic of South Africa at a rate of 12.5% based on the net amount of dividends declared by a company during any dividend cycle. The net amount of dividends declared by a company is the excess of the dividends declared by the company over the amount of most dividends accruing to the company during the relevant dividend cycle. A dividend cycle runs from the date of accrual of a dividend to the shareholders to the next shareholder accrual date. Any excess of dividends accruing to a company in a relevant dividend cycle, excluding those foreign dividends which are not exempt from South African income tax, over the dividends paid in such cycle are carried forward by the company to the succeeding dividend cycle as an STC credit.

The imposition of STC, together with the corporate income tax discussed above, effectively imposes a dual corporate tax system in the Republic of South Africa with the liability for each of STC and normal corporate income tax being separately determined. Accordingly, a company without a normal tax liability may have a liability for STC, and vice versa, and may be liable for both normal tax and STC on profits distributed. STC creates an effective tax rate on companies of 36.89%. Capitalization shares awarded and distributed in lieu of cash dividends do not incur STC at that stage and it has become common practice for listed South African companies to offer capitalization shares in lieu of cash dividends. No South African tax, including withholding tax, is payable in respect of the receipt of these shares by the recipients thereof. However, STC will arise to the extent capitalized profits used to award the capitalization shares are subsequently paid to shareholders whether in connection with a liquidation or reconstruction of the company or a repayment of capital, including a share buy-back.

United States Tax Matters

The following discussion sets forth the material US federal income tax consequences of the ownership and disposition of our ordinary shares or ADSs relevant to US holders, and in certain circumstances, non-US holders, as of the date of this annual report. This discussion is based on the US Internal Revenue Code of 1986, as amended, and existing final, temporary and proposed Treasury Regulations, rulings and judicial decisions, all as of the date hereof and all of which are subject to prospective or retroactive changes, which could affect the tax consequences as described below.

This discussion does not purport to address all US federal income tax consequences that may be relevant to a particular investor. This discussion applies to you only if you hold our ordinary shares or ADSs, as applicable, as a capital asset for tax purposes, generally, for investment purposes, within the meaning of Section 1221 of the US Internal Revenue Code of 1986. This discussion does not address the tax consequences that may be relevant to you if you are a member of a class of holders subject to special rules, including:

- dealers in securities or currencies;
- traders in securities that elect to use a mark-to-market method of accounting for securities holdings;
- banks or other financial institutions;
- insurance companies;
- tax-exempt organizations;
- persons that hold our ordinary shares or ADSs as part of a straddle or a hedging, integrated, constructive sale or conversion transaction for tax purposes;
- persons whose functional currency, as defined in Section 985 of the US Internal Revenue Code of 1986, for tax purposes is not the United States Dollar;
- persons resident or ordinarily resident in South Africa;
- persons liable for alternative minimum tax;
- persons that own, or are treated as owning, directly, indirectly or constructively, ten percent or more of the total combined voting power of our ordinary shares or ADSs;
- a US expatriate or former long-term resident of the US;
- a person who acquired the shares as compensation;
- a regulated investment company; or
- a real estate investment trust.

Further, this discussion does not address the indirect consequences to holders of equity interests in entities, for instance, partnerships, that own ordinary shares or ADSs. In addition, this discussion does not address any aspect of US federal gift or estate tax, or the state, local or foreign tax consequences of an investment in the ordinary shares or ADSs.

For purposes of the discussion below, you are a US holder if you are a beneficial owner of our ordinary shares or ADSs who or which is:

- a citizen or resident of the United States;

- a corporation, or entity taxable as a corporation, that was created or organized in or under the laws of the United States or any state of the United States, including the District of Columbia;

- an estate, the income of which is subject to US federal income tax regardless of its source; or

- a trust if: (a) a court within the United States is able to exercise primary supervision over its administration and one or more US persons have the authority to control all substantial decisions of the trust; or (b) the trust was in existence on August 20, 1996, and on August 19, 1996 was treated as a domestic trust and has elected to be treated as a US person.

A non-US holder is a beneficial owner of our ordinary shares or ADSs who is not a US holder.

Tax consequences to US holders

For US federal income tax purposes, if you are the beneficial owner of ADSs you will be treated as the beneficial owner of the underlying shares represented by the ADSs.

Distributions

Subject to the passive foreign investment company discussion below, distributions, other than ordinary shares, if any, distributed pro rata to all our shareholders, including holders of ADSs, with respect to ordinary shares or ADSs will be a dividend to the extent those distributions are made out of our current and accumulated earnings and profits, as determined for US federal income tax purposes. Any such distribution generally will be included in your gross income as foreign source dividend income on the date the distribution is received, which in the case of a US holder of ADSs will be the date of receipt by the depositary. Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital, reducing your tax basis in the ordinary shares or ADSs. Any such distribution in excess of your tax basis in the ordinary shares or ADSs will be treated as capital gain and will be either long-term or short-term depending upon whether you have held the ordinary shares or ADSs for more than one year. Generally, the maximum tax rate on qualified dividends is 15% for individuals for tax years 2003 through 2008. We expect our dividends to be qualified dividends as long as our ordinary shares or ADSs continue to be readily tradable on the New York Stock Exchange, you have held our ordinary shares or ADSs for more than 60 days, we are not a PFIC for US federal income tax purposes in the taxable year in which we pay a dividend and we were not a PFIC in the preceding taxable year.

Dividends paid by us will not be eligible for the dividends received deduction available to certain US corporate shareholders. Because we do not calculate our earnings and profits under US rules, you will not be able to demonstrate that a distribution is not out of earnings and profits.

We expect to pay distributions on the ordinary shares and ADSs in South African Rands. Dividends paid in South African Rands generally will be included in your gross income in a US Dollar amount calculated by reference to the exchange rate in effect on the day you, in the case of ordinary shares, or the depositary, in the case of ADSs, receive the dividend whether or not the payment is converted into Dollars at that time. Any gain or loss that you recognize on a subsequent conversion of Rands into Dollars will be US source ordinary income or loss.

Dispositions

Subject to the passive foreign investment company discussion below, you generally will realize capital gain or loss upon the sale or other disposition of the ordinary shares or ADSs measured by the difference between the amount realized on the sale or other disposition and your tax basis in the ordinary shares or ADSs, which is generally the cost of the ordinary shares or ADSs reduced by any previous distributions that are not characterized as dividends. Any recognized gain or loss will be long-term capital gain or loss if the ordinary shares or ADSs have been held for more than one year on the date of the sale or other disposition. In general, any capital gain or loss recognized will be treated as US source income or loss, as the case may be, for US foreign tax credit purposes. Your ability to deduct capital losses may be subject to limitations. Currently, there is a maximum tax rate of 15% on net long-term capital gains of non-corporate taxpayers with respect to transactions after May 5, 2003 through December 31, 2008.

If you receive Rands upon the sale or other disposition of our shares, you will realize an amount equal to the US Dollar value of the Rands on the date of the sale or other disposition, or in the case of cash basis and electing accrual basis taxpayers, the settlement date. You will have a tax basis in the Rands received equal to the US Dollar amount of the Rands received. Any gain or loss you realize on a subsequent conversion of Rands into US Dollars generally will be US source ordinary income or loss.

You may incur South African stamp duty or MST, in connection with a subsequent registration or transfer of ordinary shares. See Item 10. "Additional Information–Taxation–South African Tax Matters–Stamp duty." In such case, stamp duty or MST, as applicable, will not be a creditable tax for US foreign tax credit purposes.

Passive foreign investment company

We do not believe that we are, for US federal tax purposes, a passive foreign investment company, or PFIC, and expect to continue our operations in such a manner that we will not become a PFIC. A determination of whether a non-US company is a PFIC must be made on an annual basis, and our status could change depending among other things upon changes in our activities and assets and upon the gross receipts of corporations of which we own a 25 percent or more interest, but which we do not control. If we were to become a PFIC, US holders would be subject to additional federal income taxes on any excess distributions received and any gain realized from the sale or other disposition of the ordinary shares or ADSs plus an interest charge on certain taxes treated as having been deferred by US holders under the PFIC rules whether or not we continue to be a PFIC.

US holders should consult their own tax advisors concerning the United States federal income tax consequences of holding ordinary shares or ADSs if we are considered a PFIC in any taxable year, including the advisability and availability of making certain elections that may alleviate the tax consequences referred to above.

Tax consequences for non-US holders

You generally will not be subject to US federal income tax or withholding tax on dividends received from us with respect to ordinary shares or ADSs unless that income is considered effectively connected with the conduct of a US trade or business, and if an applicable income tax treaty so requires as a condition for you to be subject to US federal income tax on a net income basis in respect of income from our ordinary shares or ADSs, as applicable, such dividends are attributable to a permanent establishment that you maintain in the United States.

You generally will not be subject to US federal income tax on any gain realized upon the sale or exchange of ordinary shares or ADSs, unless:

- that gain is effectively connected with the conduct of a US trade or business, and if an applicable income tax treaty so requires as a condition for you to be subject to US federal income tax on a net income basis in respect of gain from the sale or other disposition of our ordinary shares or ADSs, as applicable, such gain is attributable to a permanent establishment maintained by you in the United States; or

- you are an individual and are present in the United States for at least 183 days in the taxable year of the sale or other disposition, and either your gain is attributable to an office or other fixed place of business that you maintain in the United States or you have a tax home in the United States.

If you are engaged in a US trade or business, the income from ordinary shares or ADSs, including dividends and the gain from the disposition of ordinary shares or ADSs, that is effectively connected with the conduct of that trade or business generally will be subject to regular US federal income tax in the same manner as income of a US Holder, as discussed above. In addition, if you are a corporation, your earnings and profits that are attributable to that effectively connected income, subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or any lower rate as may be specified by an applicable tax treaty.

Information reporting and backup withholding

Backup withholding and information reporting requirements may apply to payments within the United States on our ordinary shares or ADS, including certain payments on the proceeds of a sale or redemption of our ordinary shares or ADSs, to US holders. We, our agent, a broker, the trustee or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding if the US holder fails to furnish the US holder's taxpayer identification number, to certify that such US holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. The backup withholding rate is currently 28%. This legislation is scheduled to expire and the backup withholding rate will be 31% for amounts paid after December 31, 2010 unless Congress enacts legislation providing otherwise. US holders required to establish their exempt status must generally provide such certification on IRS Form W-9, entitled Request for Taxpayer Identification Number. Certain US holders, including, among others, corporations, are not subject to the backup withholding and information reporting requirements.

Non-US holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or upon the disposition of, our ordinary shares or ADSs, provided that such a non-US holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption. Non-US holders required to establish their exempt status must generally provide such certification on IRS Form W8-BEN, entitled Certificate of Foreign Status.

The amount of any back-up withholding will be allowed as a credit against a holder's US federal income tax liability and may entitle such holder to a refund, provided that certain information is furnished to the IRS.

PROSPECTIVE PURCHASERS OF ORDINARY SHARES OR ADSs SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE US FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS TO ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION, AND ESTATE, GIFT, AND INHERITANCE LAWS.

DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as they apply to foreign private issuers, and file reports and other information with the SEC. As a foreign private issuer, we are exempt from Exchange Act rules regarding the content and furnishing of proxy statements to shareholders and rules relating to short swing profit reporting and liability.

Our SEC filings are available to the public over the internet at the SEC's website at *http://www.sec.gov*. You may also read and copy any document we file at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, United States. You may obtain more information concerning the operation of the public reference section of the SEC by calling the SEC at 1-800-SEC-0330. In addition, the reports and other information we file with the SEC are also available for reading and copying at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, United States. We also maintain an internet site at http://www.telkom.co.za. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into or a part of this annual report.

Item 11.   Quantitative and Qualitative Disclosures About Market Risk

Financial Instruments and Financial Risk Management

Exposure to continuously changing market conditions has highlighted the importance of financial risk management as an element of control. Treasury policies, risk limits and control procedures are continuously monitored by Telkom's board of directors through its audit and risk management committee.

We hold or issue financial instruments to finance our operations, for the temporary investment of short-term funds and to manage currency and interest rate risks. In addition, financial instruments, for example trade debtors and trade creditors, arise directly from our operations.

We finance our operations primarily by a mixture of issued share capital, retained profit and long-term and short-term loans. We use derivative financial instruments to manage our exposure to market risks from changes in interest and foreign exchange rates. The derivatives used for this purpose are principally interest rate swaps, currency swaps and forward exchange contracts.

Market Sensitive Instruments – Other than for Trading Purposes

Interest rate risk management

Interest rate risk arises from the repricing of our forward cover and floating rate debt as well as incremental funding or new borrowings and the refinancing of existing borrowings.

Our policy is to manage interest cost through the utilization of a mix of fixed and variable rate debt. In order to manage this mix in a cost efficient manner, we make use of interest rate derivatives as approved pursuant to our group policy. Fixed rate debt represented 91.5%, 86.9% and 90.1% of our total consolidated debt as of March 31, 2005, 2004 and 2003, respectively. A debt profile of mainly fixed rate debt has been maintained to limit our exposure to interest rate increases.

The following table shows our fixed and variable rate debt for the periods indicated.

		At March 31, 2005						
	2006	**2007**	**2008**	**2009**	**2010**	**Thereafter**	**Total**	**Fair value**
			(in ZAR millions, except percentages)					
Long term debt								
Telkom								
Fixed rate (ZAR denominated)								
Long term debt, including current portion	–	1,500	4,658	–	–	4,280	10,438	9,522
Average interest rate [1]		10.87%	15.92%	–	–	14.99%	14.81%	
Finance leases	–	–	–	–	–	779	779	779
Fixed rate (EURO denominated)								
Long term debt	4,041	–	–	–	–	–	4,041	4,047
Average interest rate [1] (percentage)	7.13%	–	–	–	–	–	7.13%	
Variable rate (ZAR denominated)								
Variable rate	0.1	–	–	–	–	–	0.1	0.1
Average interest rate (percentage) [2]	6.90%	–	–	–	–	–	6.90%	
Commercial paper bills	262	–	–	–	–	–	262	262
Average interest rate [2]	14.06%						14.06%	
Variable rate (EURO denominated)								
Variable rate	3	3	–	–	–	88	94	94
Average interest rate [2][3]	6.81%	6.81%				0.128%	0.53%	
Vodacom [4]								
Fixed (ZAR denominated)								
Finance leases and other short term debt	27	39	56	97	49	163	431	481
Fixed rate (USD denominated)								
Long term debt, including current portion	17	12	13	–	–	–	42	42
Average interest rate [2]								
Variable rate (EURO denominated)	10	16	16	–	–	–	42	42
Long term debt, including current portion Average interest rate [3]								
Variable rate (USD denominated)								
Long term debt, including current portion	124	576	12	–	42	–	754	754
Average interest rate [3]								
Variable rate (TSH denominated)								
Long term debt, including current portion	15	16	–	–	–	–	31	31
Average interest rate [3]								

(1) Weighted average yield to maturity.

(2) Weighted average interest rate.

(3) Variable rate equals the current reset rate applicable on reporting date.

(4) Represents Telkom's 50% share of Vodacom's interest bearing indebtedness.

The following table shows our interest rate swaps for the periods indicated.

| | | At March 31, 2005 | | | | | | |
	2006	2007	2008	2009	2010	Thereafter	Total	Fair value
			(in ZAR millions, except percentages)					
Telkom								
ZAR Pay fixed, receive floating	–	–	1,000	–	–	–	1,000	(152)
Average pay rate[(1)(3)]		14.67%					14.67%	
Average receive rate[(1)]		7.53%					7.53%	
Vodacom[(2)]								
ZAR Receive fixed, pay floating	–	–	–	52	–	63	115	22
Average pay rate[(1)(3)]				9.73%	–	9.53%	9.62%	
Average receive rate[(1)]				14.90%	–	14.99%	14.95%	

(1) Weighted average interest rate.

(2) Represents Telkom's 50% share of Vodacom's indebtedness.

(3) Variable rate calculated as of March 31, 2005.

The following table shows our currency swaps for the periods indicated.

| | At March 31, 2005 | | | | | | |
	2007	2008	2009	2010	Thereafter	Total	Fair value
	(in ZAR millions, except percentages)						
Telkom							
EURO							
Receive fixed EURO, pay fixed ZAR	2,177	–	–	–	–	2,177	684
Average contractual exchange rate (EURO/ZAR)	6.22	–	–	–	–	6.22	
Average pay rate[(1)]	15.89%	–	–	–	–	15.89%	
Average receive rate[(1)]	7.125%	–	–	–	–	7.125%	
Receive fixed EURO, pay floating ZAR	630	–	–	–	–	630	221
Average contractual exchange rate (EURO/ZAR)	6.30	–	–	–	–	6.30	
Average pay rate[(1)]	10.10%	–	–	–	–	10.10%	
Average receive rate[(1)]	7.125%	–	–	–	–	7.125%	

(1) Weighted average interest rate.

Foreign currency exchange rate risk

We manage our foreign exchange rate risk by hedging all identifiable exposures via various financial instruments suitable to our risk exposure.

Cross currency swaps and forward foreign exchange contracts have been entered into to reduce the foreign currency exposure on our operations and our liabilities. We also enter into forward foreign exchange contracts to hedge interest expense and purchase and sale commitments denominated in foreign currencies, principally US Dollars and Euros. The purpose of our foreign currency hedging activities is to protect us from the risk that the eventual net flows will be adversely affected by changes in exchange rates.

We make use of foreign debt funding when the opportunity exists to fund at a lower than local cost of funding, or for strategic reasons.

The following table sets forth our liabilities and related derivative instruments subject to foreign exchange risk for the periods indicated.

	At March 31, 2005							
	2006	2007	2008	2009	2010	Thereafter	Total	Fair value
	(in ZAR millions, except percentages)							
Telkom								
Long term debt								
Fixed rate (EURO denominated)[2]	4,041	–	–	–	–	–	4,041	4,047
Average interest rate[1]	7.125	–	–	–	–	–	7.125	–
Variable rate (EURO denominated)[2]	3	3	–	–	–	88	94	94
Average interest rate[1]	6.81	6.81	–	–	–	0.128	0.53	–
Accounts payable (EURO denominated)[2]	173	–	–	–	–	–	173	173
Accounts payable (USD denominated)[3] interest free	236	–	–	–	–	–	236	236
Account payable (GBP denominated)[4] interest free	14	–	–	–	–	–	14	14
Vodacom								
Fixed rate (USD denominated)[3]	17	12	13	–	–	–	42	42
Variable rate (EURO denominated)[2]	10	16	16	–	–	–	42	42
Variable rate (USD denominated)[3]	124	576	12	–	42	–	754	754
Variable rate (TSH denominated)[5]	15	16	–	–	–	–	31	31

———————————————

(1) Weighted average interest rate.

(2) EURO converted at the spot rate quoted on Reuters of R8.08125 EURO on March 31, 2005.

(3) USD converted at the spot rate quoted on Reuters of R6.226 USD on March 31, 2005.

(4) GBP converted at the spot rate quoted on Reuters of R11.7431 GBP on March 31, 2005.

(5) TSH converted at the spot rate quoted on Reuters of R0.0057 TSH on March 31, 2005.

The following tables set forth our foreign currency forward exchange contracts for the periods indicated.

Forward contracts to buy foreign currencies and sell ZAR

| | At March 31, 2005 | | | | | | | |
	2006	2007	2008	2009	2010	Thereafter	Total	Fair value
				(ZAR)				
Telkom								
US Dollar								
Notional Amount (millions)	1,209	–	–	–	–	–	1,209	(94)
Average contractual exchange rate	6.87	–	–	–	–	–	6.87	
EURO								
Notional Amount (millions)	1,250	–	–	–	–	–	1,250	87
Average contractual exchange rate	7.59	–	–	–	–	–	7.59	
Pound Sterling								
Notional Amount (millions)	65	–	–	–	–	–	65	(4)
Average contractual exchange rate	12.52	–	–	–	–	–	12.52	
Swedish Krona								
Notional Amount (millions)	21	–	–	–	–	–	21	(0.3)
Average contractual exchange rate	0.93	–	–	–	–	–	0.93	
Japanese Yen								
Notional Amount (millions)	3	–	–	–	–	–	3	(0.04)
Average contractual exchange rate	0.06	–	–	–	–	–	0.06	
Vodacom								
US Dollar								
Notional Amount (millions)	35	–	–	–	–	–	35	2
Average contractual exchange rate	5.96	–	–	–	–	–	5.96	
EURO								
Notional Amount (millions)	641	–	–	–	–	–	641	7
Average contractual exchange rate	8.18	–	–	–	–	–	8.18	
Pound Sterling								
Notional Amount (millions)	265	–	–	–	–	–	265	3
Average contractual exchange rate	11.71	–	–	–	–	–	11.71	
Swiss Franc								
Notional Amount (millions)	0.05	–	–	–	–	–	0.05	–
Average contractual exchange rate	5.26	–	–	–	–	–	5.26	

Forward contracts to buy foreign currencies and sell USD

| | At March 31, 2005 | | | | | | | |
	2006	**2007**	**2008**	**2009**	**2010**	**Thereafter**	**Total**	**Fair value**
				(ZAR)				
Telkom								
EURO								
Notional Amount (millions)	19	–	–	–	–	–	19	(0.45)
Average contractual exchange rate	1.33	–	–	–	–	–	1.33	

Forward contracts to sell foreign currencies and buy ZAR

	2006	**2007**	**2008**	**2009**	**2010**	**Thereafter**	**Total**	**Fair value**
				(ZAR)				
Telkom								
US Dollar								
Notional Amount (millions)	783	89	275	–	–	–	1,147	162
Average contractual exchange rate	6.79	10.17	10.94	–	–	–	7.69	
EURO								
Notional Amount (millions)	575	–	–	–	–	–	575	(21)
Average contractual exchange rate	7.88	–	–	–	–	–	7.88	
Pound Sterling								
Notional Amount (millions)	56	–	–	–	–	–	56	(0.3)
Average contractual exchange rate	11.78	–	–	–	–	–	11.78	
Swedish Krona								
Notional Amount (millions)	19	–	–	–	–	–	19	(0.2)
Average contractual exchange rate	0.91	–	–	–	–	–	0.91	
Japanese Yen								
Notional Amount (millions)	1	–	–	–	–	–	1	(0.02)
Average contractual exchange rate	0.06	–	–	–	–	–	0.06	
Vodacom								
US Dollar								
Notional Amount (millions)	17	–	–	–	–	–	17	(0.3)
Average contractual exchange rate	6.17	–	–	–	–	–	6.17	
EURO								
Notional Amount (millions)	29	–	–	–	–	–	29	(0.1)
Average contractual exchange rate	8.11	–	–	–	–	–	8.11	
Pound Sterling								
Notional Amount (millions)	1	–	–	–	–	–	1	(0.05)
Average contractual exchange rate	11.39	–	–	–	–	–	11.39	

EURO currency swap

	2006	2007	2008	2009	2010	Thereafter	Total	Fair value
				(in ZAR millions, except percentages)				
Telkom								
Receive fixed EURO, pay fixed ZAR	2,177	–	–	–	–	–	2,177	684
Average contractual exchange rate (EURO/ZAR)	6.22	–	–	–	–	–	6.22	
Average pay rate (%)[1]	15.89	–	–	–	–	–	15.89	
Average receive rate (%)[1]	7.125	–	–	–	–	–	7.125	
Receive fixed EURO, pay floating ZAR	630	–	–	–	–	–	630	221
Average contractual exchange rate (EURO/ZAR)	6.30	–	–	–	–	–	6.30	
Average pay rate (%)[1]	10.10	–	–	–	–	–	10.10	
Average receive rate (%)[1]	7.125	–	–	–	–	–	7.125	

(1) Weighted average interest rate.

Other market risks

Credit risk management

We are not exposed to major concentrations of credit risk. To reduce the risk of counter party failure, limits are set based on the individual ratings of counterparties by well-known ratings agencies. Credit limits are reviewed on a yearly basis or when information becomes available in the market. We limit our exposure to any counterparty and these exposures are monitored daily. We expect that all counterparties will meet their obligations.

Trade debtors comprise a large and widespread customer base, covering residential, business and corporate customer profiles.

Credit checks are performed on all customers on application for new services and on an ongoing basis where appropriate.

Liquidity risk management

We are exposed to liquidity risk as a result of uncertain debtor related cash flows and capital commitments.

Liquidity risk is managed by our corporate finance division in accordance with policies and guidelines formulated by Telkom's executive committee. Pursuant to our borrowing requirements, we ensure that sufficient facilities exist to meet our immediate obligations. Telkom's operating committee maintains a reasonable balance between the period over which assets generate funds and the period over which the respective assets are funded in order to manage long-term liquidity risk.

We had available credit facilities not utilized of R4.8 billion as of March 31, 2005.

Fair value of financial instruments

The fair values of financial instruments are calculated using the market rates on valuation date. The values disclosed above are indicative values and may not be the realizable value.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies
None.

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds
None.

Item 15.   Controls and Procedures

We are aware of the importance of maintaining controls and procedures and are continuously working towards improving our controls and procedures. Beginning with the year ended March 31, 2007, Section 404 of the U.S. Sarbanes-Oxley Act of 2002 will require Telkom to include an internal control report by management with Telkom's Annual Report on Form 20-F. The internal control report must contain (1) a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for Telkom, (2) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of its internal control over financial reporting, (3) management's assessment of the effectiveness of its internal control over financial reporting as of the end of its most recent fiscal year, including a statement as to whether or not its internal control over financial reporting is effective and (4) a statement that its independent auditors have issued an attestation report on management's assessment of its internal control over financial reporting. We are currently performing the system and process evaluation and testing required, and any necessary remediation, in an effort to comply with the management certification and auditor attestation requirements of Section 404.

In the course of our ongoing Section 404 evaluation, we have identified areas of internal control over financial reporting that may need improvement and have designed enhanced processes and controls and plan to design additional enhanced processes and controls, as necessary, to address these and any other issues that might be identified in the future through this review. In addition, we have identified errors in our consolidated financial statements and determined that it was necessary to restate our previously issued consolidated financial statements as described in note 2 of the notes to Telkom Group's audited consolidated financial statements and note 23 of the notes to Vodacom's audited consolidated financial statements included in this annual report and Telkom's auditors, Ernst & Young, have notified us that they had identified two material weaknesses and five significant deficiencies under standards established by the Public Company Accounting Oversight Board.

In prior years Telkom's auditors reported their findings to the Audit and Risk Management Committee in accordance with the requirements of United States Statement on Auditing Standard 60 *"Communication of Internal Control Structure Related Matters Noted in an Audit", or SAS 60.* The issuance of United States Public Company Accounting Oversight Board, or PCAOB, Auditing Standard No. 2 *"An Audit if Internal Control Over Financial Reporting Performed in Conjunction with An Audit of Financial Statements",* necessitated a number of conforming amendments.

For audits conducted in accordance with PCAOB standards relating to companies, such as Telkom, that are not yet required to report on internal control over financial reporting under PCAOB Auditing Standard No. 2, such as non-accelerated filers and foreign private issuers, the PCAOB has issued transitional auditing standards that supersede the requirements of SAS 60 and require Telkom's auditors to communicate, in writing, all control deficiencies that are considered to be either "significant deficiencies" or "material weaknesses" as defined in PCAOB Auditing Standard No. 2 to the Audit and Risk Management Committee. Telkom's auditors do not have a responsibility to search for material weaknesses when they are not performing an integrated audit, however, they do have a responsibility to communicate those material weaknesses and significant deficiencies that they become aware of during their audit.

Previously, under SAS 60, the objective was to form an opinion on the annual financial statements taken as a whole and not to report on the overall effectiveness of the internal control over financial reporting. In addition, the threshold for a "material weakness" was previously defined as a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements. The new definition of a "material weakness" is a significant deficiency or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

The first material weakness involving internal control over financial reporting and its operation related to the revision of asset useful lives. During the 2005 financial year, following certain audit enquiries and procedures, management reconsidered the useful life assessment of all assets and has reassessed the useful life. In respect of the following three asset categories:

- surveillance and monitoring equipment;

- IT hardware; and

- IT software.

As a result, management decided to extend the useful lives of certain of the assets in these categories from five years to between seven and eight years. The impact of this adjustment resulted in a decrease in the 2005 depreciation charge of R542 million. Ernst & Young stated that while management had processes in place to assess revisions in useful lives, these processes were focused primarily on identifying potential reductions in asset useful lives as opposed to situations where extensions to useful lives may have been required. Accordingly, Telkom did not have appropriate controls in place to ensure changes in such estimates, in terms of extensions to useful lives, are identified in a timely manner. This deficiency therefore relates to the design effectiveness of internal controls to ensure compliance with IAS 16 as it does not extend the useful life of assets if expectations are significantly different from pervious estimates. Consequently assets may be depreciated faster than their useful life resulting in an overstatement of depreciation expense. Management has rectified this situation and this now forms part of the annual assessment process for the revision of useful lives.

The second material weakness related to the sick leave provision for employee liabilities. Telkom determined that in making its initial assessment of the liability for employee sick leave at March 31, 2002, it incorrectly applied information available in its calculation of the accumulated sick leave expected to be taken by employees. The correction of the calculation resulted in a decrease to the provision and a corresponding increase to retained earnings of R330 million at March 31, 2002. Ernst & Young stated that this is indicative of a deficiency in the design of related internal controls and the lack of appropriate internal controls over the selection and application of key principles used in determining the sick leave provision could result in non compliance with IAS 19. The provision for sick leave was overstated resulting in a restatement of financial statements previously reported. Management has corrected this error in its consolidated financial statements for the 2005 financial year.

The first significant deficiency relates to the financial statement close process. Ernst & Young stated that the results of Telkom's audit suggested that there are indicators that Telkom may not have sufficient skilled accounting personnel to ensure appropriate assessment and application of generally accepted accounting principles in the financial statements and related disclosure, particularly in light of the numerous and complex amendments to both IFRS and US GAAP as a result of the current convergence of international accounting standards. These controls include controls that support the financial statement close process. In addition, Ernst & Young noted that Telkom has insufficient internal resources with expertise in US GAAP and SEC financial reporting requirements and was unable to prepare financial information in accordance with US GAAP on a timely basis. The insufficient resources and procedures increase the risk of material misstatements in Telkom's annual financial statements. Telkom is in the process of seeking to hire additional accounting personnel with the sufficient skills.

The second significant deficiency relates to lease accounting and Telkom's rental of PABX systems and routers and related equipment to customers. Ernst & Young noted that due to the manner in which the records are kept it is difficult to correlate the carrying amount of assets leased with respective lease contracts. As a result, Telkom does not appear to have adequate systems in place to enable it to analyze its rental agreements in order to determine whether the substance of the agreements constitute finance leases and the lease agreements may be inappropriately accounted for resulting in misstated financial results and position. Telkom has initiated a project to evaluate all such contracts to ensure correct accounting treatment in terms of the relevant accounting statement.

The third significant deficiency relates to the large number of users with unrestricted access to Telkom's SAP system basis authorizations, which Ernst & Young noted is indicative of a deficiency in the operating effectiveness of the related internal controls. There is an increased risk that unauthorized changes to SAP basis settings could be effected which could result in material fraud or misappropriations. Management has restricted access to Telkom's SAP system basis authorizations.

The fourth significant deficiency relates to the team award bonus provision and computation, which Ernst & Young noted may not be computed on the basis envisaged by the remuneration committee or the board of directors. Misinterpretations of the basis of computing targets and actual drivers could result in material under/over statement of bonus expenses. The remuneration committee for the new financial year has approved a specific formula to calculate the team award bonus to address this situation.

The fifth significant deficiency relates to the monitoring of fraud risks. During the conduct of the Ernst & Young's SAS99 audit procedures, they noted that Telkom does not currently maintain a formalized central register of fraud risks, relevant to its different environments/business areas. Based on the Ernst & Young's audit procedures, nothing has come to its attention to cause it to believe that there are any material unmanaged fraud risks in the business, although there is increased risk of undetected fraud occurring. Telkom has established a centralized fraud register and intends to formalize a process for each different environment/business area in this regard.

The auditors also noted a number of other matters involving internal control over financial reporting and its operation that they consider to be control deficiencies. Telkom is currently considering the control deficiencies and intends to take action as it considers appropriate.

An evaluation was performed under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness, as of March 31, 2005, the end of the period covered by this annual report, of our disclosure controls and procedures within the meaning of Rule 13a-15(e) of the U.S. Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. Based on this evaluation, and as a result of the foregoing material weaknesses, that were identified, our chief executive officer and our chief financial officer concluded that, as of such date, our disclosure controls and procedures were not effective for recording, processing, summarizing and reporting the material information we are required to disclose in the reports we file or submit under the Exchange Act, within the time periods specified in the rules and forms of the SEC. Except as described above, there were no significant changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

As we are still in the evaluation process, we may identify other conditions that may result in significant deficiencies or material weaknesses in the future, which could impact our ability to comply with Section 404 in a timely manner. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance or our independent auditors are not able to attest as to the effectiveness of our internal control over financial reporting, we may be subject to sanctions or investigation by regulatory authorities, such as the U.S. Securities and Exchange Commission, or SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such actions could negatively affect our results.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that the chairman of our audit committee, Mr. Yekani Tenza, is an audit committee financial expert within the meaning of Item 16A. (b) and (c) of the requirements of Form 20-F of the SEC. The SEC has determined that the audit committee financial expert designation does not impose on the person with that designation, any duties, obligations or liability that are greater than the duties, obligations or liabilities imposed on such person as a member of the audit committee of the board of directors in the absence of such designation. Mr. Tenza is a qualified certified public accountant.

Item 16B. Code of Ethics

Telkom has adopted a business code of ethics and a disclosure of information policy that apply to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer or controller. Telkom's business code of ethics, taken together with its disclosure of information policy, are designed to comply with the requirements of Item 16B of Form 20-F. Telkom's business code of ethics seeks to instill in its employees the spirit of fairness, respect and ethical standards in dealing with Telkom's stakeholders. In business dealings on behalf of Telkom, employees are expected to avoid activities that might give rise to conflicts of interest. Employees are expected to act in the exclusive interest of Telkom. Procedures have been put in place to deal with conflicts of interest where these arise in the course of employees' day-to-day activities.

Telkom is committed to promoting the highest standards of behavior and compliance with laws and regulations. Therefore its business code of ethics is reviewed regularly to ensure that it keeps up with developments both inside and outside Telkom.

We have filed our business code of ethics and disclosure policy as exhibits to this annual report.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate audit fees, audit related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than audit fees, audit related fees and tax fees for each of the 2005, 2004 and 2003 financial years:

| | | Audit Related | | | |
	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees	Total
			(ZAR millions)		
2004	18	2	–	–	20
2005	19	1	–	–	20

Audit Committee Pre-Approval Policy

In accordance with our audit committee pre-approval policy, all audit and non-audit services performed for us by our independent accountants were pre-approved by the audit committee of our board of directors, which concluded that the provision of such services by the independent accountants was compatible with the maintenance of that firm's independence in the conduct of its auditing functions.

The pre-approval policy provides for categorical pre-approval of permissible non-audit services and requires the specific pre-approval by the audit committee, prior to engagement, of such services, other than audit services covered by the annual engagement letter, that are individually estimated to result in an amount of fees less than 10% of the independent accountant's total audit engagement fee for individual services; provided that all such fees must be less than 50% of the total audit fees for Telkom's annual audit engagement. In addition, services to be provided by the independent accountants that are not within the category of pre-approved services must be approved by the audit committee prior to engagement, regardless of the service being requested and the amount, but subject to the restrictions above.

Requests or applications for services that require specific separate approval by the audit committee are required to be submitted to the audit committee by both management and the independent accountants, and must include a detailed description of the services to be provided and a joint statement confirming that the provision of the proposed services does not impair the independence of the independent accountants.

The audit committee may delegate pre-approval authority to one or more of its members. The member or members to whom such authority is delegated shall report any pre-approval decisions to the audit committee at its next scheduled meeting. The audit committee does not delegate to management its responsibilities to pre-approve services to be performed by the independent accountants.

Item 16D. Exemptions From the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Ordinary Shares

In 2004 Telkom embarked on a share repurchase program to acquire shares to be used for the Telkom conditional share plan, and to facilitate share repurchase activities for purposes other than for the Telkom conditional share plan. The following table sets forth information with respect to Telkom's share repurchases in the 2004 and 2005 financial years.

	(a) Total number of shares purchased	(b) Average price paid per share ZAR	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs[1]
For the year ended March 31, 2004				
March 1 to March 31, 2004	3,185,736	74.58	3,185,736	108,220,627
For the year ended March 31, 2005				
June 7 to June 30, 2004	2,337,000	76.88	2,337,000	105,883,627
August 1 to August 31, 2004	7,457,094	78.69	7,457,094	98,426,533
September 1 to September 30, 2004	10,586,418	76.28	10,586,418	87,840,115

_____

(1) On January 27, 2004, the shareholders of Telkom authorized, by way of general approval, Telkom, or a subsidiary of Telkom, to acquire up to 20% of Telkom's issued share capital, upon such terms and conditions, and in such amounts as the directors of Telkom and/or its subsidiaries may from time to time decide. The repurchases are subject to the provisions of the Companies Act, 61 of 1973, as amended, and the Listing Requirements of the JSE. In terms of the South African Companies Act, 61 of 1973, a subsidiary company may not acquire more than 10% of the shares in its holding company and if the holding company acquires its own shares directly, such shares must be cancelled. This approval was valid until the next Annual General Meeting, which was held on October 14, 2004. At this meeting, the shareholders of Telkom provided general approval for the share repurchase program until the next Annual General Meeting, or for 15 months from the date of the resolution, whichever period is shorter.

Telkom plans on continuing its share buy back strategy based on certain criteria.

Item 17. Financial Statements

The registrant has responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

See Index to Financial Statements for a list of all financial statements filed as part of this annual report.

Item 19. Exhibits

Documents filed as exhibits to this annual report:

Exhibits	Description
1.1	Memorandum and Articles of Association of Telkom S.A. Limited ("Telkom") (Incorporated by reference to Exhibit 3.1 to Telkom's Registration Statement on Form F-1 (File No. 333 102834) (the "F-1"))[1]
2.1	Form of Ordinary Share Certificate (Incorporated by reference to Exhibit 4.1 to the Form F-1)[1]
2.2	Deposit Agreement, dated as of March 3, 2003, among Telkom, the Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (Incorporated by reference to Exhibit 4.2 to the F-1)[1]
4.1	Strategic Services Agreement, dated January 16, 2003, among Telkom, Thintana Communications LLC, SBC International Management Services, Inc. and Telkom Management Services SDN Berhard (Incorporated by reference to Exhibit 10.1 to the F-1)[1]
4.2	Agreement, dated July 31, 2000, between Telkom and Total Facilities Management Company (Proprietary) Limited (Incorporated by reference to Exhibit 10.3 to the F-1)[1]
4.3	Exclusive Facilities Management Services Agreement, dated March 31, 2001, between Telkom and systems Applications Project (Africa) (Proprietary) Limited (Incorporated by reference to Exhibit 10.4 to the F-1)[1]
4.4	Multiparty Implementation Agreement, dated September 30, 1993, among Telkom, Vodacom Group (Proprietary) Limited, Mobile Telephone Network (Proprietary) Limited, the Postmaster General and the Government of the Republic of South Africa (Incorporated by reference to Exhibit 10.5 to the F-1)[1]
4.5	Interconnection Agreement, dated February 16, 1994, among Telkom and Vodacom Group (Proprietary) Limited, as amended by agreements among Telkom, Vodacom Group (Proprietary) Limited and MTN on August 22, 1996, January 12, 1998, July 21, 1998 and September 4, 2001 (Incorporated by reference to Exhibit 10.6 to the F-1)[1]
4.6	Interconnection Agreement, dated February 16, 1994, among Telkom and MTN, as amended by agreements among Telkom, Vodacom Group (Proprietary) Limited and MTN on August 22, 1996, January 12, 1998, July 21, 1998, and September 14, 2001 (Incorporated by reference to Exhibit 10.7 to the F-1)[1]
4.7	Interconnection Agreement, dated August 31, 2001, between Telkom SA Limited and Cell C, as amended by agreement among Telkom, Vodacom Group (Proprietary) Limited and Cell C, dated September 18, 2001 (Incorporated by reference to Exhibit 10.8 to the F-1)[1]
4.8	Joint Venture Agreement, dated March 31, 1995, between Telkom, Vodafone Group plc, Rembrant Group Limited, Vodacom Group, Vodacom, Vodac and Vodafone Holdings (SA) (Proprietary) Limited (Incorporated by reference to Exhibit 10.9 to the F-1)[1]
4.9	Shareholders' Agreement, dated January 16, 2003, between the Minister for Communications of the Government of the Republic of South Africa and Thintana Communications LLC (Incorporated by reference to Exhibit 10.10 to the F-1)[1]

Exhibits	Description
4.10	Registration Rights Agreement, dated January 16, 2003, among the Minister of Communications of the Government of the Republic of South Africa, Thintana Communications LLC and Telkom SA Limited (Incorporated by reference to Exhibit 10.11 to the F-1)[1]
4.11	Telkom Conditional Share Plan (Incorporated by reference to Exhibit 4.11 to Telkom's Annual Report on Form 20-F for the year ended March 31, 2004 (the "20-F"))[1]
4.12	Service Agreement between Telkom SA Limited and Sizwe Nxasana (Incorporated by reference to Exhibit 4.12 to the 20-F)[1]
8.1	Subsidiaries of Telkom (Incorporated by reference to Exhibit 21.1 to the F-1)[1]
11.1	Telkom SA Limited Business Code of Ethics (Incorporated by reference to Exhibit 11.1 to the 20-F)[1]
11.2	Telkom SA Limited Disclosure of Information Policy (Incorporated by reference to Exhibit 11.2 to the 20-F)[1]
12.1	Certification of chief executive officer pursuant to 17 CFR 240.13a 14(a), promulgated under Section 302 of the Sarbanes Oxley Act of 2002[2]
12.2	Certification of chief financial officer pursuant to 17 CFR 240.13a 14(a), promulgated under Section 302 of the Sarbanes Oxley Act of 2002[2]
13.1	Certification of chief executive officer and chief financial officer furnished pursuant to Rule 13a 14(b) (17 CFR 240.13a 14(b)) or Rule 15d 14(b) (17 CFR 240.15d 14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350), promulgated under Section 906 of the Sarbanes Oxley Act of 2002[2]

─────────────────────

(1) Incorporated by reference.
(2) Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELKOM SA LIMITED

By: /S/ SIZWE NXASANA
     Name: Sizwe Nxasana
     Title: Chief Executive Officer

Dated: July 15, 2005

Telkom SA Limited
Content to the consolidated annual financial statements
for the year ended March 31, 2005

	Page
Consolidated	
Reports of the independent auditors	F–2
Consolidated income statement	F–3
Consolidated balance sheet	F–4
Consolidated statement of changes in equity	F–5
Consolidated cash flow statement	F–6
Notes to the consolidated annual financial statements	F–7

Report of the independent auditors



Chartered Accountants (SA)
Wanderers Office Park
17 Corlett Drive, Illovo
PO Box 2322
Johannesburg 2000

Telephone (011) 772-3000
Telefax (011) 772-4000
Docex 121 Randburg
www.ey.com/southafrica

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telkom SA Limited

We have audited the accompanying consolidated balance sheets of Telkom SA Limited and its subsidiaries (together 'the Group') as of March 31, 2005, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years then ended set out on pages F-3 to F-96. These financial statements are the responsibility of the Group's directors. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Vodacom Group (Proprietary) Limited, a 50% joint venture proportionally consolidated, which statements reflect total assets constituting 20% at March 2005, 19% at 2004 and 16% at 2003, and total revenues constituting 32% for the year ended March 2005, 28% for the year ended 2004 and 26% for the year ended 2003 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for Vodacom Group (Proprietary) Limited, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, and the report of other auditors, provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telkom SA Limited and its subsidiaries at March 31, 2005, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards, which differ in certain respects from U.S. generally accepted accounting principles (see Note 47 to the consolidated financial statements).

As discussed in Note 2 to the consolidated annual financial statements, in 2005 the Group adopted new accounting standards, IFRS2 – Share-based Payment, IFRS3 – Business Combinations, IAS21 – The Effects of Changes in Foreign Exchange Rates and IAS27 – Consolidated and Separate Financial Statements. The Group also changed certain of its revenue recognition policies to analogise to guidance issued under accounting standards generally accepted in the United States.

Ernst & Young

ERNST & YOUNG

Registered Accountants and Auditors
Chartered Accountants (SA)

Pretoria
June 2, 2005

Consolidated income statement
for the three years ended March 31, 2005

	Notes	Restated 2003 Rm	Restated 2004 Rm	2005 Rm
Operating revenue	3	37,322	40,484	**43,117**
Other income	4	401	255	**280**
Operating expenses		31,043	31,494	**32,175**
Employee expenses	5.1	7,208	7,408	**8,111**
Payments to other operators	5.2	6,092	5,985	**6,132**
Selling, general and administrative expenses	5.3	7,498	7,660	**8,820**
Services rendered	5.4	2,622	2,269	**2,021**
Operating leases	5.5	1,124	924	**803**
Depreciation, amortisation, impairment and write-offs	5.6	6,499	7,248	**6,288**
Operating profit		6,680	9,245	**11,222**
Investment income	6	256	322	**350**
Finance charges	7	4,201	3,264	**1,695**
Interest		2,869	2,488	**1,686**
Foreign exchange and fair value effect		1,332	776	**9**
Profit before tax		2,735	6,303	**9,877**
Taxation	8	1,035	1,711	**3,070**
Profit for the year		1,700	4,592	**6,807**
Attributable to:				
Equity holders of Telkom SA Limited		1,628	4,523	**6,724**
Minority interest		72	69	**83**
		1,700	4,592	**6,807**
Basic earnings per share (cents)	9	292.3	812.0	**1,241.8**
Diluted earnings per share (cents)	9	292.3	812.0	**1,239.4**
Dividend per share (cents)	9	–	90.0	**110.0**

Consolidated balance sheet
at March 31, 2005

	Notes	Restated 2003 Rm	Restated 2004 Rm	2005 Rm
Assets				
Non-current assets		44,739	42,841	**42,672**
Property, plant and equipment	10	41,046	39,024	**39,073**
Investment properties	11	–	32	**25**
Intangible assets	12	356	564	**533**
Investments	13	1,161	1,567	**2,277**
Other financial assets	15	1,571	1,101	**134**
Deferred expenses	29	143	202	**118**
Deferred taxation	14	462	351	**512**
Current assets		8,647	10,322	**14,911**
Current portion of other financial assets	15	342	140	**4,940**
Income tax receivable	16	276	–	**–**
Short-term investments	13	26	168	**69**
Current portion of deferred expenses	29	272	430	**214**
Inventories	17	621	520	**658**
Trade and other receivables	18	5,993	5,846	**5,820**
Cash and cash equivalents	19	1,117	3,218	**3,210**
Total assets		53,386	53,163	**57,583**
Equity and liabilities				
Equity attributable to equity holders of Telkom SA Limited		18,670	22,371	**26,857**
Share capital and premium	20	8,293	8,293	**8,293**
Treasury shares	20	–	(238)	**(1,812)**
Share-based compensation reserve	21	–	–	**68**
Non-distributable reserves	22	(15)	91	**361**
Retained earnings	23	10,392	14,225	**19,947**
Minority interest	24	194	200	**220**
Total equity		18,864	22,571	**27,077**
Non-current liabilities		20,663	16,420	**13,546**
Interest-bearing debt	25	17,453	12,703	**9,504**
Other financial liabilities	15	143	153	**83**
Deferred taxation	14	222	773	**1,239**
Deferred revenue	29	305	353	**260**
Provisions	27	2,540	2,438	**2,460**
Current liabilities		13,859	14,172	**16,960**
Credit facilities utilised	19	280	422	**909**
Trade and other payables	28	5,229	6,007	**6,782**
Shareholders for dividend		–	7	**7**
Current portion of interest-bearing debt	25	4,759	4,051	**4,499**
Current portion of deferred revenue	29	1,023	1,404	**1,394**
Current portion of provisions	27	1,825	1,329	**1,428**
Income tax payable		177	460	**1,711**
Current portion of other financial liabilities	15	566	492	**230**
Total liabilities		34,522	30,592	**30,506**
Total equity and liabilities		53,386	53,163	**57,583**

Consolidated statement of changes in equity
for the three years ended March 31, 2005

	Share capital Rm	Share premium Rm	Share-based compensation reserve Rm	Treasury shares Rm	Preliminary listing costs Rm	Non-distributable reserves Rm	Retained earnings Rm	Total Rm	Minority interest Rm	Total equity Rm
								Attributable to equity shareholders		
Balance at April 1, 2002	5,570	2,723			(44)	134	8,449	16,832	133	16,965
Restatement of employee liabilities							330	330		330
Change in accounting policies						16	(2)	14		14
Restated balance at April 1, 2002	5,570	2,723			(44)	150	8,777	17,176	133	17,309
Profit for the year							1,628	1,628	72	1,700
Dividend declared									(25)	(25)
Transfer to non-distributable reserves (Refer note 22)						13	(13)			
Foreign currency translation reserve (Refer note 22) (net of tax of R11 million)						(141)		(141)	(19)	(160)
Fair value adjustment on investments (Refer note 22)						(37)		(37)		(37)
Capital contribution									33	33
Preliminary listing cost expensed					44			44		44
Balance at April 1, 2003	5,570	2,723			(15)		10,392	18,670	194	18,864
Profit for the year							4,523	4,523	69	4,592
Dividend declared of 90c per share							(501)	(501)	(54)	(555)
Transfer to non-distributable reserves (Refer note 22)						189	(189)			
Foreign currency translation reserve (Refer note 22) (net of tax of R5 million)						(92)		(92)	(9)	(101)
Fair value adjustment on investment (Refer note 22)						9		9		9
Purchase of treasury shares				(238)				(238)		(238)
Balance at April 1, 2004	**5,570**	**2,723**		**(238)**	**–**	**91**	**14,225**	**22,371**	**200**	**22,571**
Profit for the year							6,724	6,724	83	6,807
Dividend declared of 110c per share							(606)	(606)	(67)	(673)
Transfer to non-distributable reserves (Refer note 22)						279	(279)			
Foreign currency translation reserve (Refer note 22) (net of tax of RNil)						13		13	(1)	12
Fair value adjustment on investments (Refer note 22)						(22)		(22)		(22)
Purchase of treasury shares				(1,574)				(1,574)		(1,574)
Purchase of subsidiary (Refer note 36)									5	5
Increase in share-based compensation reserve			68					68		68
Business combination (Refer note 36)							(117)	(117)		(117)
Balance at March 31, 2005	**5,570**	**2,723**	**68**	**(1,812)**	**–**	**361**	**19,947**	**26,857**	**220**	**27,077**

Consolidated cash flow statement
for the three years ended March 31, 2005

	Notes	2003 Rm	2004 Rm	2005 Rm
Operating activities		9,748	13,884	**15,711**
Cash receipts from customers		37,494	40,520	**43,561**
Cash paid to suppliers and employees		(25,431)	(24,750)	**(25,402)**
Cash generated from operations	31	12,063	15,770	**18,159**
Interest received		384	479	**477**
Finance charges paid	32	(2,776)	(1,255)	**(809)**
Taxation refunded/(paid)	33	102	(562)	**(1,487)**
Cash generated from operations before dividend paid		9,773	14,432	**16,340**
Dividend paid	34	(25)	(548)	**(629)**
Investing activities		(5,731)	(5,423)	**(6,306)**
Proceeds on disposal of property, plant and equipment		21	52	**37**
Proceeds on disposal of investment		172	29	**267**
Proceeds on disposal of subsidiaries and joint ventures	35	16	–	**–**
Additions to property, plant and equipment		(5,671)	(5,187)	**(5,880)**
Intangible assets acquired		–	(61)	**–**
Additions to other investments		(269)	(331)	**(592)**
Acquisition of subsidiaries	36	–	75	**(138)**
Financing activities		(3,026)	(6,481)	**(9,897)**
Listing costs		(154)	–	**–**
Purchase of treasury shares		–	(102)	**(1,710)**
Loans raised		9,117	1,732	**1,157**
Loans repaid		(11,526)	(7,428)	**(5,027)**
Finance lease capital raised		5	–	**–**
Finance lease capital repaid		–	(5)	**(13)**
Increase in net financial assets		(468)	(678)	**(4,304)**
Net increase/(decrease) in cash and cash equivalents		991	1,980	**(492)**
Net cash and cash equivalents at beginning of the year		(98)	837	**2,796**
Effect of foreign exchange rate differences		(56)	(21)	**(3)**
Net cash and cash equivalents at end of the year	19	837	2,796	**2,301**

Notes to the consolidated annual financial statements
for the three years ended March 31, 2005

1. Overview of business activities

Telkom SA Limited ('Telkom') is a limited liability company incorporated in the Republic of South Africa ('South Africa'). The Company, its subsidiaries and joint ventures ('the Group') is the leading provider of fixed-line voice and data communications services in South Africa and mobile communications services through Vodacom Group (Proprietary) Limited ('Vodacom') in South Africa and certain other African countries. The Group's services and products include:

- fixed-line telephony, including domestic, prepaid, international, public payphone and carrier services, as well as enhanced services and customer premises equipment sales and directory services;

- mobile telephony through Vodacom;

- data communications using fibre connections, including data transmission, data networking and leased lines and related services; and

- e-commerce, including internet access service provider, application service provider, hosting, data storage, e-mail and security services.

2. Significant accounting policies
Basis of preparation

The financial statements comply with International Financial Reporting Standards ('IFRS') of the International Accounting Standards Board ('IASB') and the Companies Act in South Africa.

The preparation of financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Although these estimates are based on management's knowledge of current events and actions that the Group may undertake in the future, actual results ultimately may differ from those estimates.

The financial statements are prepared on the historical cost basis, with the exception of certain financial instruments and share-based payments which are measured at fair value. Details of the Group's significant accounting policies are set out below, and are consistent with those applied in the previous financial year except for the following:

- the Group has early adopted certain of those standards designed to form the IASB's 'stable platform', which are applicable for financial years beginning on or after January 1, 2005;

- the Group has changed its accounting policies with regard to revenue recognition, minority interest and goodwill translation and amortisation;

- the Group has adopted IFRS3, IAS36 and IAS38, which are applicable for financial years beginning on or after April 1, 2004;

- the Group has reclassified certain comparative figures in accordance with current period classification and presentation; and

- the Group has restated its previously reported revenue relating to mobile equipment sales, deferred taxation and sick leave liability.

The principal effects are discussed below.

Early adoption of certain International Financial Reporting Standards

During December 2003, the IASB issued various amendments to current International Financial Reporting Standards ('The Improvements Project'). These changes are effective for financial years commencing on or after January 1, 2005. Entities are required to adopt all changes to a current standard at the same time, but may elect to adopt selected standards in earlier periods, provided that all standards are adopted by the financial year commencing on or after January 1, 2005.

The following revised and new standards have been early adopted for the year under review:

IFRS2 Share-based payment

The Group early adopted IFRS2 in the current year. The effect of the adoption of the standard in the current year is an increase of R68 million in employee expenses (Refer note 5.1) and R68 million in the share-based compensation reserve (Refer note 21). There was no impact on the prior years as no grants were made prior to April 1, 2004.

The Improvement Project

In addition to the standard referred to above, the Group has also early adopted the following revised and new standards during the year under review. This has not impacted the Group's cash flow information for the years ended March 31, 2004 and 2003, but impacted on the Group's results for the years ended March 31, 2004 and 2003 (Refer accompanying tables), and on the disclosure of certain items.

- IAS1 Presentation of Financial Statements
- IAS2 Inventories
- IAS8 Accounting Policies, Changes in Accounting Estimates and Errors
- IAS10 Events after the Balance Sheet Date
- IAS21 The Effects of Changes in Foreign Exchange Rates
- IAS27 Consolidated and Separate Financial Statements
- IAS28 Investments in Associates
- IAS31 Interests in Joint Ventures
- IAS32 Financial Instruments: Disclosure and Presentation
- IAS33 Earnings per Share
- IAS39 Financial Instruments: Recognition and Measurement
- IFRS5 Non-current Assets Held for Sale and Discontinued Operations

Notes to the consolidated annual financial statements
for the three years ended March 31, 2005

2. **Significant accounting policies** (continued)

Changes in accounting policies *(Refer to accompanying table)*

Revenue recognition

The Group changed its accounting policy in respect of mobile activation revenue and costs in accordance with the principles contained in United States accounting guidance as detailed in the Emerging Issues Task Force ('EITF') Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, as it provides further guidance on revenue recognition. EITF 00-21, which is applicable to revenue arrangements with multiple deliverables, requires the allocation of the total arrangement consideration to each identifiable deliverable based on its relative fair value. Revenue allocated to each identifiable deliverable and related cost is recognised based on the same recognition criteria for each deliverable at the time that the product or service is delivered. The revised accounting policy results in activation revenue and costs (limited to related revenue) being deferred and recognised ratably over the average expected life of the customer. The excess of the costs over revenues is expensed immediately. Previously, activation revenue and costs were recognised upon activation of the customer.

The Group restated its balance sheets for the years ended March 31, 2004 and 2003 to reflect the deferral of activation revenue and costs. No changes were made to the income statement due to the immateriality of these amounts. As such, the change in accounting policy does not impact the Group's results or cash flow information for the years ended March 31, 2004 and 2003.

Minority interest

The Group has adopted IAS27 which changes the nature of minority interest to equity. The Group has accordingly reclassified transactions with minorities into equity. The change in accounting policy does not impact the Group's cash flow information for the years ended March 31, 2004 and 2003.

Goodwill translation

The Group changed its accounting policy in respect of foreign currency denominated goodwill based on the revised IAS21. Goodwill that originated from the purchase of a foreign operation was previously translated at the exchange rate on the transaction date. This goodwill is now translated at exchange rates ruling at the balance sheet date. The change in accounting policy does not impact the Group's cash flow information for the years ended March 31, 2004 and 2003, but impacted on the Group's results as per accompanying table.

Goodwill amortisation

The Group adopted IFRS3 on April 1, 2004. In accordance with this standard, goodwill is no longer amortised, but tested for impairment on an annual basis. Goodwill was previously amortised over its expected useful life. The change in policy does not impact the Group's results or cashflow information for the years ended March 31, 2004 and 2003. If the Group continued to amortise goodwill, as well as translate the amortisation of

goodwill at historical foreign exchange rates, it would have recorded goodwill amortisation of R95 million. The balance of goodwill would have been stated at R175 million at March 31, 2005.

Reclassifications *(Refer to accompanying table)*

Certain comparative figures have been reclassified in accordance with current period classification and presentation. These reclassifications have no effect on the prior years' profit. The current period classification more closely resembles the nature of the transactions within the Group's operating structure. The principal reclassifications were as follows:

• to reflect interest received from debtors as part of Other income and not Investment income;

• to apportion Deferred revenue and Deferred expenses between a long-term and current portion;

• to reclassify Deferred expenses from Trade and other receivables to Deferred expenses; and

• to reclassify Other financial assets and Other financial liabilities to current and long-term portions.

Restatements *(Refer to accompanying table)*
The Group has restated revenue relating to mobile equipment sales, deferred taxation and sick leave liability.

Revenue relating to mobile equipment sales

The Group restated its mobile equipment sales for the years ended March 31, 2004 and 2003 for the incorrect gross up of revenue and direct network operating costs related to internal channel upgrades and inter system profits. The Group previously incorrectly recorded revenue and direct network operating costs when handsets were provided to customers on upgrades and when handsets were transferred between different management systems. The restatement does not impact the Group's results and cash flow information for the years ended March 31, 2004 and 2003.

Deferred taxation

The Group restated deferred taxation to reflect the net amount of the non-current deferred taxation asset and the non-current deferred taxation liability where the Group has right of set-off in the relevant section of the balance sheet. The Group previously reflected the gross deferred taxation asset and the gross deferred taxation liability. The restatement does not impact the Group's results or cash flow information for the years ended March 31, 2004 and 2003.

Sick leave liability

Prior to April 1, 2002, whilst the Group was aware of the risk of HIV/AIDS within its business and the potential impact on sick leave to be taken by employees infected by the disease, it did not have accurate information on the extent of the disease or its related impact on sick leave days to be taken as a result.

F–9

2. **Significant accounting policies** (continued)

Sick leave liability (continued)

The Group provided for the sick leave liability based on information available at the time. Since then, the Group has been able to assess the actual impact of HIV/AIDS on sick leave days taken. An improved understanding of the HIV/AIDS prevalence at that time led to the Group in the current year revisiting its original computation of its sick leave liability and the basis for the liability. It transpired that, in making its initial assessment of the liability for employee sick leave at March 31, 2002, the Group incorrectly applied information available in its calculation. The impact of HIV/AIDS has

been found to be relatively insignificant in context of total sick leave taken.

For a majority of the Group's employees, the Group has not expected, and in the future does not expect, to pay any portion of the employee's unused accumulated sick leave entitlement. The correction of the calculation resulted in a decrease to the provision and a corresponding increase to retained earnings of R330 million at March 31, 2002. The impact on the income statement for each year presented is insignificant.

The following table reflects the values of the different line items prior and subsequent to the restatements, reclassifications and changes in accounting policies as discussed in this note:

2. Significant accounting policies (continued)

	Balances as previously reported Rm	Change in accounting policies: Revenue recognition Rm	Minority interests Rm	Goodwill translation Rm	Reclassifications: Interest received from debtors Rm	Deferred revenue and expenses Rm	Financial assets/ liabilities Rm	Restatements: Equipment sales Rm	Deferred taxation Rm	Employee liability Rm	Balance as restated Rm
March 31, 2003											
Income Statement											
Operating revenue	37,507	–	–	–	–	–	–	(185)	–	–	37,322
Other income	233	–	–	–	168	–	–	–	–	–	401
Selling, general and administrative expenses	7,682	–	–	1	–	–	–	(185)	–	–	7,498
Depreciation, amortisation, impairment and write-offs	6,498	–	–	1	–	–	–	–	–	–	6,499
Investment income	424	–	–	–	(168)	–	–	–	–	–	256
Fair value adjustments	1,285	–	47	–	–	–	–	–	–	–	1,332
Taxation	1,049	–	(14)	–	–	–	–	–	–	–	1,035
Minority interest	105	–	(33)	–	–	–	–	–	–	–	72
Profit attributable to equity holders of Telkom SA Limited	1,630	–	–	(2)	–	–	–	–	–	–	1,628
Balance Sheet											
Non-current assets											
Intangible assets	364	–	–	(8)	–	–	–	–	–	–	356
Other financial assets	–	–	–	–	–	–	1,571	–	–	–	1,571
Deferred taxation	737	–	–	–	–	–	–	–	(275)	–	462
Deferred expenses	–	143	–	–	–	–	–	–	–	–	143
Current assets											
Trade and other receivables	6,110	–	–	–	–	(117)	–	–	–	–	5,993
Current portion of deferred expenses	–	155	–	–	–	117	–	–	–	–	272
Current portion of other financial assets	1,771	–	–	–	–	–	(1,429)	–	–	–	342
Equity											
Non-distributable reserves	(11)	–	–	(4)	–	–	–	–	–	–	(15)
Retained earnings	10,066	–	–	(4)	–	–	–	–	–	330	10,392
Non-current liabilities											
Deferred taxation	497	–	–	–	–	–	–	–	(275)	–	222
Deferred revenue	–	155	–	–	–	150	–	–	–	–	305
Other financial liabilities	–	–	–	–	–	–	143	–	–	–	143
Current liabilities											
Provisions	2,155	–	–	–	–	–	–	–	–	(330)	1,825
Current portion of deferred revenue	1,030	143	–	–	–	(150)	–	–	–	–	1,023
Current portion of other financial liabilities	567	–	–	–	–	–	(1)	–	–	–	566

Notes to the consolidated annual financial statements
for the three years ended March 31, 2005

2. Significant accounting policies (continued)

	Balances as previously reported	Change in accounting policies: Revenue recognition	Change in accounting policies: Minority Interests	Change in accounting policies: Goodwill translation	Reclassifications: Interest received from debtors	Reclassifications: Deferred revenue and expenses	Reclassifications: Financial assets/ liabilities	Restatements: Equip-ment sales	Restatements: Deferred taxation	Restatements: Employee liability	Balance as restated
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
March 31, 2004											
Income Statement											
Operating revenue	40,795	–	–	–	–	–	–	(311)	–	–	40,484
Other income	98	–	–	–	157	–	–	–	–	–	255
Selling, general and administrative expenses	7,971	–	–	–	–	–	–	(311)	–	–	7,660
Depreciation, amortisation, impairment and write-offs	7,249	–	–	(1)	–	–	–	–	–	–	7,248
Investment income	479	–	–	–	(157)	–	–	–	–	–	322
Profit attributable to equity holders of Telkom SA Limited	4,523	–	–	1	–	–	–	–	–	(1)	4,523
Balance Sheet											
Non-current assets											
Intangible assets	580	–	–	(16)	–	–	–	–	–	–	564
Other financial assets	–	–	–	–	–	–	1,101	–	–	–	1,101
Deferred taxation	720	–	–	–	–	–	–	–	(369)	–	351
Deferred expenses	–	202	–	–	–	–	–	–	–	–	202
Current assets											
Trade and other receivables	6,066	–	–	–	–	(220)	–	–	–	–	5,846
Current portion of deferred expenses	–	210	–	–	–	220	–	–	–	–	430
Current portion of other financial assets	1,089	–	–	–	–	–	(949)	–	–	–	140
Equity											
Non-distributable reserves	104	–	–	(13)	–	–	–	–	–	–	91
Retained earnings	13,899	–	–	(4)	–	–	–	–	–	330	14,225
Non-current liabilities											
Deferred taxation	1,142	–	–	–	–	–	–	–	(369)	–	773
Deferred revenue	–	202	–	–	–	151	–	–	–	–	353
Other financial liabilities	–	–	–	–	–	–	153	–	–	–	153
Current liabilities											
Provisions	1,658	–	–	–	–	–	–	–	–	(329)	1,329
Current portion of deferred revenue	1,345	210	–	–	–	(151)	–	–	–	–	1,404
Current portion of other financial liabilities	493	–	–	–	–	–	(1)	–	–	–	492

Notes to the consolidated annual financial statements
for the three years ended March 31, 2005

2. Significant accounting policies (continued)

Accounting pronouncements not adopted

IAS16 Property, Plant and Equipment

The revised standard clarifies that an entity should consider an item of property, plant and equipment as a combination of various components with separate useful lives or consumption patterns. These separate components are used to calculate depreciation, test for derecognition and for the treatment of expenditure to replace or renew a component of that item of property, plant and equipment. It further confirms that the cost of an item of property, plant and equipment should include not only the initial estimate of the costs relating to dismantlement, removal or restoration of the property at the time of installing the item, but also during the period of use for purposes other than producing inventory. The residual value and useful life of an asset must be reviewed annually. Residual value should not include expected future inflation. There is no cessation of depreciation when assets are idle. The possible impact of the standard has not been determined due to additional system changes required in order to comply with the requirements of the standard.

IAS17 Leases

Based on the amendment a lease of land and buildings is required to be split into two elements – a lease of the land and a separate lease of the buildings. All initial direct costs incurred by a lessor in negotiating a finance lease need to be included in the initial measurement of the finance lease receivables. Initial direct costs incurred by lessors in negotiating an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same basis as the lease income. This standard provides special transitional provisions, with retrospective application under certain circumstances not required. The possible impact of the standard has not been determined due to additional system changes required in order to comply with the requirements of the standard.

IAS24 Related Party Disclosure

Parent companies, investors, venturers and state-controlled entities are no longer exempt from providing related party disclosure in separate financial statements. The revised standard now explicitly requires the disclosure of compensation of key management personnel (which now includes non-executive directors). The scope for the revised standard is extended to include, amongst others, close family members of key management personnel of the entity or its parent. Disclosure of related party transactions including the terms and conditions, securing of outstanding balances, the nature of the consideration payable on settlement, details of any guarantees and provision for doubtful debt are also required. The possible impact entails additional disclosure for related party transactions.

IAS40 Investment Property

A property interest that is held by a lessee under an operating lease that meets the definition of investment property may be treated as investment property if the operating lease is accounted for as if it were a finance lease in accordance with

IAS17, and the lessee uses the fair value model in terms of IAS40. The possible impact of the standard is not expected to be material.

IFRIC1 Changes in Existing Decommissioning, Restoration and Similar Liabilities

The interpretation is effective for annual periods beginning on or after September 1, 2004, but earlier application is encouraged. Under IFRIC1 the effect of any changes to an existing obligation must be added to or deducted from the cost of the related asset and depreciated prospectively over the asset's useful life. The possible impact of the interpretation is not expected to be material.

IFRIC4 Determining Whether an Arrangement Contains a Lease

The interpretation is effective for annual periods beginning on or after January 1, 2006, but earlier application is encouraged. Under IFRIC4, where an entity enters into an arrangement that depends on the use of a specific asset and conveys the right to control this specific asset, the arrangement should be treated as a lease under IAS17. The arrangements that are in substance leases should be assessed against criteria included in IAS17 to determine if the arrangement should be accounted for as finance leases or operating leases. The transitional provisions require the Group to assess existing arrangements at the beginning of the earliest period for which comparative information under IFRS is presented on the basis of facts and circumstances existing at the start of that period. The Group is currently evaluating the effects of this interpretation.

IFRS4 Insurance Contracts

The standard applies to all insurance contracts that an entity issues, or to all reinsurance contracts that it holds. IFRS4 is the first guidance by the IASB on recognition, measurement and disclosure of insurance contracts. The standard is effective for annual periods commencing on or after January 1, 2005. An insurer need not apply some aspects of the IFRS to comparative information that relates to annual periods beginning before January 1, 2005. The possible impact of the standard is not expected to be material.

Basis of consolidation

The consolidated financial statements include those of Telkom SA Limited, its subsidiaries and joint ventures. Subsidiaries are those entities over whose financial and operating policies the Group has the ability to exercise control, so as to obtain benefits from their activities. Joint ventures are those enterprises over which the Group exercises joint control in terms of a contractual agreement. Joint ventures are accounted for using the proportionate consolidation method on a line-by-line basis. Intra-group balances and transactions, and any unrealised gains and losses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains and losses arising from transactions with jointly controlled entities are eliminated to the extent of the Group's interest in the enterprises.

Notes to the consolidated annual financial statements
for the three years ended March 31, 2005

2. **Significant accounting policies** (continued)
Basis of consolidation (continued)

Business combinations are accounted for using the purchase method of accounting. On acquisition of a subsidiary or joint venture, any excess of the purchase price over the fair value of the Group's interest in the net assets is recognised as goodwill on acquisition. Minority interests are calculated on the fair value of assets and liabilities. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting year during which the Group has control.

There is a difference between the accounting treatment of finance costs capitalised by Telkom and by Vodacom. In Telkom, financing costs directly associated with the acquisition or construction of qualifying assets are capitalised. This treatment differs from the treatment by Vodacom whereby borrowing costs are expensed as they are incurred. Applying the Group policy to Vodacom does not result in any additional finance costs capitalised as there are no qualifying assets in Vodacom.

Property, plant and equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses. Depreciation is charged from the date of commissioning on a straight-line basis over the estimated useful life. Assets under construction represents freehold land and buildings, software, network and support equipment and includes all direct expenditure but excludes the costs of abnormal amounts of waste material, labour, or other resources incurred in the production of self-constructed assets. The estimated useful life of individual assets are reviewed on a periodic basis in terms of its useful life to the Group.

Freehold land is stated at cost and is not depreciated.

The estimated useful lives assigned to groups of property, plant and equipment are:

	Years
Freehold buildings	15 to 50
Leasehold buildings	10 to 25
Network equipment	
Cables	15 to 40
Switching equipment	5 to 15
Transmission equipment	5 to 15
Other	2 to 20
Support equipment	5 to 10
Furniture and office equipment	2 to 10
Data processing equipment and software	3 to 7
Other	3 to 10

Impairment of non-current assets

The Group regularly reviews its assets, other than financial instruments, for any indication of impairment. When indicators, including changes in technology, market, economic, legal and operating environments occur and result in changes of the asset's estimated remaining useful life, an impairment test is performed.

The recoverable amount of assets is measured using the higher of the present value of projected cash flows covering the remaining useful lives of the assets, and the net realisable value. Impairment losses are recognised when the asset's carrying value exceeds its estimated recoverable amount. The recoverable amount is determined for the cash-generating unit to which the asset belongs.

A previously recognised impairment loss, other than for goodwill, is reversed through the income statement if the recoverable amount increases as a result of a change in the estimates used to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised in prior years.

Investment properties

Investment properties, which are properties held to earn rentals and/or for capital appreciation, are stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is calculated so as to write off the cost of the investment property on a straight-line basis, over its estimated useful life to its estimated residual value. Depreciation commences when the property is ready for its intended use.

	Years
The estimated useful life assigned to investment properties is:	5 to 50

Intangible assets
Goodwill

Goodwill on acquisition is initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Goodwill on the acquisition of subsidiaries and joint ventures is included in intangible assets. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. A recognised impairment loss is not reversed.

Licences, trademarks, copyrights and other

Licences, trademarks, copyrights and other intangible assets are stated at cost less accumulated amortisation and any accumulated impairment losses. Amortisation commences when the intangible assets are available for their intended use and is recognised on a straight-line basis over the assets' expected useful lives.

The expected useful lives assigned to intangible assets are:

	Years
Licences	5 to 20
Trademarks, copyrights and other	3 to 10

Notes to the consolidated annual financial statements

for the three years ended March 31, 2005

2.   Significant accounting policies (continued)

Asset retirement obligations

Asset retirement obligations are provided for at the present value of expected future cash flows when the obligation to dismantle or restore the site arises. The increase in the related asset's carrying value is depreciated over its estimated useful life. The unwinding of the discount is included in finance charges.

Repairs and maintenance

The Group expenses all costs associated with the repair and maintenance of its telecommunications network, unless these add to the value of the assets or prolong the useful lives.

Borrowing costs

Financing costs directly associated with the acquisition or construction of assets that require more than three months to complete and place in service are capitalised at interest rates relating to loans specifically raised for that purpose, or at the weighted average borrowing rate where the general pool of Group borrowings was utilised. Other borrowing costs are expensed as incurred.

Inventories

Installation, maintenance and network equipment inventories are stated at the lower of cost, determined on a weighted average basis, or estimated net realisable value. Merchandise inventories are stated at the lower of cost, determined on a first-in first-out ('FIFO') basis, or estimated net realisable value. Provision for obsolete inventories is calculated based on the product life cycle, technology and movement trends of the individual inventory items.

Financial instruments
Recognition and initial measurement

All financial instruments are initially recognised at fair value, plus, in the case of financial assets and liabilities not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue. Financial instruments are recognised when the Group becomes a party to their contractual arrangements. Regular way transactions are accounted for on settlement date.

Subsequent measurement

Subsequent to initial recognition, the Group classifies financial assets as 'at fair value through profit or loss', 'held-to-maturity investments', 'loans and receivables', or 'available-for-sale'. The Group measures financial assets at fair value through profit or loss, including all derivatives, at their fair value, with gains and losses arising on the changes in fair value recognised in net profit or loss for the year. For those financial assets classified as available-for-sale, the Group will, after initial recognition, measure these assets at fair value, with the gains and losses taken directly to equity. Held-to-maturity assets, and loans and receivables are measured at amortised cost using the effective interest method. Fair value adjustments on unlisted investments are made if the fair value can be measured reliably.

Subsequent to initial recognition, the Group measures all financial liabilities at amortised cost using the effective interest method, except for financial liabilities at fair value through profit or loss. Such liabilities, including derivative liabilities, are measured at fair value, with gains and losses arising on the change in fair value recognised in net finance charges for the year.

The estimated fair values of derivatives are determined based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

Listed investments are subsequently measured at fair value, which is calculated by reference to the quoted selling price at the close of business on the balance sheet date.

Trade and other receivables

Short-term trade receivables are subsequently measured at the original invoice amount where the effect of discounting is not material. Long-term trade receivables are subsequently measured at amortised cost.

Bills of exchange and promissory notes

Bills of exchange and promissory notes held to maturity are measured at amortised cost using the effective interest rate method. Those that do not have a fixed maturity are carried at cost of the consideration given. Bills of exchange held as trading instruments are carried at fair value.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held on call and term deposits with an initial maturity of less than three months.

Derivative financial instruments

All derivative financial instruments are measured at fair value subsequent to initial recognition with gains and losses taken to finance charges. The fair values of forward exchange contracts are calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair values of interest rate swap contracts are determined as the difference in the present value of the future net interest cash flows. The fair value of currency swaps is determined with reference to the present value of expected future cash flows. The Group's derivative transactions, while providing effective economic hedges under the risk management policies, do not qualify for hedge accounting under the specific rules of IAS39.

Repurchase agreements

Securities sold under repurchase agreements are not derecognised. These transactions are treated as collateralised arrangements and classified as non-trading liabilities and carried at amortised cost.

Securities purchased under repurchase agreements are not recognised. These transactions are treated as collateralised lending arrangements and classified as loans. Loans are recorded at amortised cost.

All associated finance charges are taken to the income statement.

Notes to the consolidated annual financial statements

for the three years ended March 31, 2005

2. Significant accounting policies (continued)

Financial instruments (continued)

Bridge liquidity transactions

New bonds issued are subsequently measured at amortised cost based on the yield to maturity of the new issue.

Bonds are derecognised when the obligation specified in the contract is discharged. The difference between the carrying value of the bond and the amount paid to extinguish the obligation is included in finance charges.

Bonds issued where Telkom is a buyer and seller of last resort are carried at amortised cost. The Group does not actively trade in bonds.

Derecognition

A financial instrument or a portion of a financial instrument will be derecognised and a gain or loss recognised when the Group loses the contractual rights or extinguishes the obligation.

On derecognition of a financial asset or liability, the difference between the consideration and the carrying amount on the settlement date is included in net profit or loss for the year. For 'available-for-sale' assets, the fair value adjustment relating to prior revaluations of assets is transferred from equity and recognised in net profit or loss for the year.

Impairment of financial assets

At each balance sheet date an assessment is made of whether there are any indicators of impairment of financial assets based on observable data about one or more loss events that occurred after the initial recognition of the asset. If such evidence exists, the estimated recoverable amount of that asset is determined and any impairment loss recognised for the difference between the recoverable amount and the carrying amount. The recoverable amount of financial assets carried at amortised cost is calculated as the present value of expected future cash flows discounted at the original effective interest rate of the asset.

Foreign currencies

The presentation currency of the Group is the South African Rand ('ZAR').

Transactions denominated in foreign currencies are measured at the rate of exchange at transaction date. Monetary items denominated in foreign currencies are measured at the rate of exchange at settlement date or balance sheet date. Realised and unrealised gains and losses on foreign exchange are included in finance charges.

The annual financial statements of foreign operations are translated into South African Rand, the Group's presentation currency, for incorporation into the consolidated annual financial statements. Assets and liabilities of foreign operations are translated at the foreign exchange rates ruling at the balance sheet date. Income, expenditure and cash flow items are measured at the actual foreign exchange rate or average

foreign exchange rates for the period. All resulting unrealised exchange differences are classified as equity. On disposal, the cumulative amounts of unrealised exchange differences that have been deferred are recognised in the consolidated income statement as part of the gain or loss on disposal.

Gains and losses on the translation of loans to foreign operations that are part of the net investment in the foreign operation are recognised in equity if the loans are denominated in one of the entities' functional currencies. If the loans are denominated in a third currency, gains or losses are recognised in the income statement.

Goodwill and intangibles arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the foreign exchange rates ruling at balance sheet date.

Treasury shares

Where a group entity acquires Telkom shares, such shares are measured at cost and disclosed as a reduction of equity.

Taxation
Current taxation

The charge for current taxation is based on the results for the year and is adjusted for non-taxable income and non-deductible expenditure. Current taxation is measured at the amount expected to be paid, using taxation rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred taxation

Deferred taxation is accounted for using the balance sheet liability method at current rates enacted or substantively enacted in respect of temporary differences. Deferred taxation is not provided on differences relating to goodwill for which amortisation is not deductible for taxation purposes or on the initial recognition of assets or liabilities, which is not a business combination and, at the time of the transaction, affects neither accounting nor taxable profit or loss. A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses, unused tax credits and deductible temporary differences can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Deferred taxation liabilities are recognised for taxable temporary differences associated with investments in subsidiaries and joint ventures, except where the Group is able to control the timing of the reversal of the temporary differences and it is probable that it will not reverse in the foreseeable future. Exchange differences arising from the translation of foreign taxation assets and liabilities of foreign operations are classified as a deferred taxation expense or income.

Secondary Taxation on Companies

Secondary Taxation on Companies ('STC') is provided for at a rate of 12.5% on the amount by which dividends declared by the Group exceeds dividends received. Deferred tax on unutilised STC credits is recognised to the extent that STC payable on future dividend payments is likely to be available for set-off.

2.   **Significant accounting policies** (continued)
Employee benefits
Post-employment benefits

The Group provides defined benefit and defined contribution plans for the benefit of employees. These plans are funded by the employees and the Group, taking into account recommendations of the independent actuaries. The post-retirement medical and telephone rebate liabilities are unfunded.

Defined contribution plans

The Group's funding of the defined contribution plans is charged to the income statement in the same year as the related service is provided.

Defined benefit plans

The Group provides defined benefit plans for pension, retirement, medical aid costs, and telephone rebates to qualifying employees. The Group's net obligation in respect of defined benefits is calculated separately for each plan by estimating the amount of future benefits earned in return for services rendered.

The amount recognised in the balance sheet represents the present value of the defined benefit obligations, calculated by using the projected unit credit method, as adjusted for unrecognised actuarial gains and losses, unrecognised past service costs and reduced by the fair value of plan assets. The amount of any surplus recognised is limited to unrecognised actuarial losses and past service costs plus the present value of available refunds and reductions in future contributions to the plan. To the extent that there is uncertainty as to the entitlement to the surplus, no asset is recognised.

Actuarial gains and losses are recognised as income or expense when the cumulative unrecognised gains and losses for each individual plan exceed 10% of the greater of the present value of the Group's obligation or the fair value of plan assets. These gains or losses are amortised on a straight-line basis over ten years for all the defined benefit plans.

Past service costs are recognised immediately to the extent that the benefits are vested, otherwise they are recognised on a straight-line basis over the average period the benefits become vested.

Leave benefits

Annual leave is provided for over the period that the leave accrues and is subject to a cap.

Workforce reduction

Workforce reduction expenses are payable when employment is terminated before the normal retirement age or when an employee accepts voluntary redundancy in exchange for benefits. Workforce reduction expenses are recognised when it is probable that the expenses will be incurred.

Deferred bonus incentives

Employees of the wholly owned subsidiaries of Vodacom, including executive directors, are eligible for compensation benefits in the form of a Deferred Bonus Incentive Scheme. The benefit is recorded at the present value of the expected future cash outflows.

Share-based compensation

The grants of equity instruments, made to employees in terms of the Telkom Conditional Share Plan, are classified as equity-settled share-based payment transactions. The expense relating to the services rendered by the employees, and the corresponding increase in equity, is measured at the fair value of the equity instruments at their date of grant based on the market price at grant date, adjusted for the lack of entitlement to dividends during the vesting period. This compensation cost is recognised over the vesting period, based on the best available estimate at each balance sheet date of the number of equity instruments that are expected to vest.

Short-term employee benefits

The cost of all short-term employee benefits is recognised during the period the employees render services, unless the entity uses the services of employees in the construction of an asset and the benefits received meet the recognition criteria of an asset, at which stage it is included as part of the related property, plant and equipment item.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of the provision is the present value of the expenditures expected to be required to settle the obligation.

Operating revenue

The Group provides fixed-line and data communication services and mobile communication services, directory services and communication related products. The Group provides such services to business, residential, payphone and mobile customers. Revenue represents the value of fixed or determinable consideration that has been received or is receivable.

Revenue for services is stated at amounts invoiced to customers and excludes Value Added Tax.

Revenue is recognised when there is evidence of an arrangement, collectability is reasonably assured, and the delivery of the product or service has occurred. In certain circumstances revenue is split into separately identifiable components and recognised when the related components are delivered in order to reflect the substance of the transaction. The value of components is determined using verifiable objective evidence. The Group does not provide customers with the right to a refund.

Notes to the consolidated annual financial statements
for the three years ended March 31, 2005

2. **Significant accounting policies** (continued)
Operating revenue (continued)
Fixed-line
Subscriptions, connections and other usage

The Group provides telephone and data communication services under postpaid and prepaid payment arrangements. Revenue includes fees for installation and activation which are recognised as revenue upon activation. Costs incurred on first time installations that form an integral part of the network are capitalised and depreciated over the life of the customer relationship. All other installation and activation costs are expensed as incurred. Postpaid and prepaid service arrangements include subscription fees, typically monthly fees, which are recognised over the subscription period.

Revenue related to products and value-added services is recognised upon delivery and acceptance of the product or service.

Traffic (Domestic, Fixed-to-mobile and International)
Prepaid

Prepaid traffic service revenue collected in advance is deferred and recognised based on actual usage or upon expiration of the usage period, whichever comes first. The terms and conditions of certain prepaid products allow the carry over of unused minutes. Revenue related to the carry over of unused minutes is deferred until usage or expiration.

Payphones

Payphone service coin revenue is recognised when the service is provided.

Payphone service card revenue collected in advance is deferred and recognised based on actual usage or upon expiration of the usage period, whichever comes first.

Telkom provides incentives to its retail payphone card distributors as trade discounts. Revenue for retail payphone cards is recorded as traffic revenue, net of these discounts as the cards are used.

Postpaid

Revenue related to local, long distance, network-to-network, roaming and international call connection services is recognised when the call is placed or the connection provided.

Interconnection

Interconnection revenue for call termination, call transit and network usage is recognised in the year the traffic occurs.

Data

The Group provides data communication services under postpaid and prepaid payment arrangements. Revenue includes fees for installation and activation, which are recognised as revenue upon activation. Costs incurred on first time installations that form an integral part of the network are capitalised and depreciated over the life of the customer relationship. All other installation and activation costs are expensed as incurred. Postpaid and prepaid service arrangements include subscription fees, typically monthly fees, which are recognised over the subscription period.

Directory services

Revenue is recognised when paper directories are released for distribution, as the significant risks and rewards have passed. Electronic directories' revenue is recognised on a monthly basis, as earned.

Other

Other revenue is realised when the economic benefit flows to the enterprise and the earnings process is complete.

Mobile
Contract products

Contract products that may include deliverables such as a handset and 24-month service are defined as arrangements with multiple deliverables. The arrangement consideration is allocated to each deliverable, based on the fair value of each deliverable on a stand alone basis as a percentage of the aggregated fair value of the individual deliverables. Revenue allocated to the identified deliverables in each revenue arrangement and the cost applicable to these identified deliverables are recognised based on the same recognition criteria of the individual deliverable at the time the product or service is delivered.

Revenue from the handset is recognised when the product is delivered. Monthly service revenue received from the customer is recognised in the period in which the service is delivered. Airtime revenue is recognised on the usage basis. The terms and conditions of the bundled airtime products, where applicable, allow the carry over of unused airtime. The unused airtime is deferred in full. Deferred revenue related to unused airtime is recognised when utilised by the customer. Upon termination of the customer contract, all deferred revenue for unused airtime is recognised in income.

Prepaid products

Prepaid products that may include deliverables such as a SIM-card and airtime are defined as arrangements with multiple deliverables. The arrangement consideration is allocated to each deliverable, based on the fair value of each deliverable on a stand alone basis as a percentage of the aggregated fair value of the individual deliverables. Revenue allocated to the identified deliverables in each revenue arrangement and the cost applicable to these identified deliverables are recognised based on the same recognition criteria of the individual deliverable at the time the product or service is delivered.

- Revenue from the SIM-card is recognised over the average useful life of a prepaid customer.

- Airtime revenue is recognised on the usage basis. Unused airtime is deferred in full.

- Deferred revenue related to unused airtime is recognised when utilised by the customer. Upon termination of the customer relationship, all deferred revenue for unused airtime is recognised in revenue.

Notes to the consolidated annual financial statements
for the three years ended March 31, 2005

2. **Significant accounting policies** (continued)

Mobile (continued)

Prepaid products (continued)

Upon purchase of an airtime voucher the customer receives the right to make outgoing voice and data calls to the value of the airtime voucher. Revenue is recognised as the customer utilises the voucher.

Deferred revenue and costs related to unactivated starter packs which do not contain any expiry date, is recognised in the period when the probability of these starter packs being activated by a customer becomes remote. In this regard the Group applies a period of 36 months before these revenue and costs are released to the income statement.

Equipment sales

All equipment sales are recognised only when delivery and acceptance has taken place. Equipment sales to third party service providers are recognised when delivery is accepted. No rights of return exist on sales to third party service providers.

Investment income

Dividends from investments are recognised on the date that the Group is entitled to the dividend. Interest is recognised on a time proportion basis taking into account the principal amount outstanding and the effective interest rate.

Interest on debtor's accounts

Interest is raised on overdue accounts on a time proportion basis.

Leases

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

Assets acquired in terms of finance leases are capitalised at the lower of fair value or the net present value of the minimum lease payments at inception of the lease and depreciated over the lesser of the useful life of the asset or the lease term. The capital element of future obligations under the leases is included as a liability in the balance sheet. Lease finance costs are expensed in the income statement over the lease period using the effective interest rate method. Where a sale and leaseback transaction results in a finance lease, any excess of sale proceeds over the carrying amount is deferred and recognised in income over the term of the lease.

Segmental reporting

The Group is managed in two business segments, which form the primary segment reporting basis: Fixed-line and Mobile. The Group's two segments operate mainly in South Africa, but the mobile segment has businesses in certain other African countries. The geographical location of the Group's customers has been identified as the secondary basis of segment reporting. The basis of segment reporting is representative of the Group's internal reporting structure, which is in accordance with IFRS.

The Fixed-line business segment provides local telephony, domestic and international long distance services as well as leased lines, data transmission, directory services and internet access.

The Mobile business segment provides mobile telephony services as well as the sale of mobile equipment.

Inter-segment sales are accounted for in the same way as sales to third parties at current market prices.

Marketing

Marketing costs are recognised as an expense as incurred.

Incentives

Incentives paid to service providers and dealers for new activations and retention of existing customers for products delivered to the customer are expensed as incurred. Incentives paid to service providers and dealers for new activations and retention of existing customers for services delivered are expensed in the period that the related revenue is recognised. Distribution incentives paid to service providers and dealers for exclusivity are deferred and expensed over the contractual relationship period.

Notes to the consolidated annual financial statements
for the three years ended March 31, 2005

		2003 Rm	2004 Rm	2005 Rm
3.	**Operating revenue**	37,322	40,484	**43,117**
	Fixed-line	29,106	30,443	**30,845**
	Mobile	8,216	10,041	**12,272**
	Fixed-line	29,106	30,443	**30,845**
	Subscriptions, connections and other usage	4,595	5,024	**5,316**
	Traffic	18,001	18,313	**17,723**
	Domestic (local and long distance)	9,178	9,680	**9,286**
	Fixed-to-mobile	7,539	7,321	**7,302**
	International (outgoing)	1,284	1,312	**1,135**
	Interconnection	1,587	1,441	**1,320**
	Data	4,183	4,787	**5,510**
	Directories and other	740	878	**976**

Change in comparatives

The Group restated its revenue relating to mobile
equipment sales for the years ended March 31, 2004 with R311 million
and 2003 with R185 million (Refer note 2).

		2003 Rm	2004 Rm	2005 Rm
4.	**Other income**	401	255	**280**
	Profit on disposal of investment	89	25	**64**
	Profit on disposal of property, plant and equipment	15	19	**30**
	Interest received from debtors	168	157	**129**
	Sundry income	129	54	**57**

Change in comparatives

The Group reclassified Interest received from debtors from Investment
income (Refer note 6) to Other income (Refer note 2).

		2003 Rm	2004 Rm	2005 Rm
5.	**Operating expenses**			
	Operating expenses comprise:			
5.1	**Employee expenses**	7,208	7,408	**8,111**
	Salaries and wages	5,306	5,424	**5,573**
	Medical aid contributions	389	408	**406**
	Retirement contributions	452	466	**474**
	Post-retirement pension and retirement fund	18	22	**12**
	Current service cost	3	3	**3**
	Interest cost	321	297	**320**
	Expected return on plan assets	(507)	(452)	**(360)**
	Unrecognised actuarial (gains)/losses	(46)	2	**34**
	Asset limitation	247	172	**15**
	Post-retirement medical aid	262	272	**182**
	Current service cost	20	24	**27**
	Interest cost	225	249	**249**
	Actuarial gain	(5)	–	**–**
	Settlement gain	–	(3)	**–**
	Curtailment loss/(gain)	22	2	**(94)**

Notes to the consolidated annual financial statements

for the three years ended March 31, 2005

	2003 Rm	2004 Rm	2005 Rm
5. Operating expenses (continued)			
5.1 Employee expenses (continued)			
Retirement and pension fund deficit	40	44	–
Interest cost	86	44	–
Curtailment gain	(9)	–	–
Realisation of fund reserve	(37)	–	–
Telephone rebates	16	2	15
Current service cost	3	4	2
Interest cost	24	19	16
Curtailment gain	–	–	(3)
Actuarial gain	(11)	(21)	–
Share-based compensation expense	–	–	68
Other benefits	979	982	992
Workforce reduction expense	244	302	961
Employee expenses capitalised	(498)	(514)	(572)

Curtailment loss/(gain)

The curtailment loss/(gain) resulted from a reduction in the number of participants covered by the retirement and pension funds, the post-retirement medical aid and telephone rebates.

Settlement gain

The settlement gain resulted from a transaction between the Group and participants of the post-retirement medical aid. The participants were offered a lump sum in exchange for the right to receive specified post-employment benefits.

Other benefits

Other benefits include transfer costs, annual leave, performance, incentive and service bonuses.

Workforce reduction expense

The Group recognises the cost of workforce reduction associated with management's plan to reduce the size of its workforce to a comparable level for international telecommunication companies.

The total number of employees who left Telkom is 5,041 (2004: 1,633; 2003: 2,124). These employees include management and operating staff. For 2,745 of these employees, March 31, 2005 was their last working day.

Notes to the consolidated annual financial statements
for the three years ended March 31, 2005

		2003 Rm	2004 Rm	2005 Rm
5.	**Operating expenses** (continued)			
5.2	**Payments to other operators**	6,092	5,985	**6,132**

Payments to other network operators consist of expenses in respect of interconnection with other network operators.

5.3	**Selling, general and administrative expenses**	7,498	7,660	**8,820**
	Selling and administrative expenses	4,434	4,857	**5,859**
	Maintenance	2,169	1,868	**1,993**
	Marketing	623	657	**740**
	Bad debts	272	278	**228**

Change in comparatives

R278 million (2003: R272 million) has been split out from selling and administrative expenses to bad debts. Selling and administrative expenses has further reduced with R311 million (2003: R185 million) due to the restatement of expenses relating to mobile equipment sales (Refer note 2).

5.4	**Services rendered**	2,622	2,269	**2,021**
	Facilities and property management	1,234	1,164	**1,069**
	Consultancy services – managerial fees	427	239	**159**
	Security and other	839	806	**759**
	Auditors' remuneration	122	60	**34**
	Audit services	42	41	**31**
	Company auditors	35	32	**19**
	Current year	25	31	**19**
	Prior year underprovision	10	1	**–**
	Other auditors – current year	7	9	**12**
	Audit related services	1	6	**3**
	Company auditors	–	4	**–**
	Other auditors	1	2	**3**
	Tax services – other auditors	1	1	**–**
	Other services	10	7	**–**
	Company auditors	5	7	**–**
	Other auditors	5	–	**–**
	Telkom SA Limited IPO related fees	68	5	**–**
	Company auditors	42	–	**–**
	Current year	32	–	**–**
	Prior year underprovision	10	–	**–**
	Other auditors	26	5	**–**

Audit related services include the review of system implementations and accounting guidance. Other services consist mainly of assistance received with the requirements of the Sarbanes Oxley Act of the United States of America.

Notes to the consolidated annual financial statements

for the three years ended March 31, 2005

	2003 Rm	2004 Rm	2005 Rm
5. Operating expenses (continued)			
5.5 Operating leases	1,124	924	803
Buildings	284	196	204
Transmission and data lines	7	16	16
Equipment	64	85	81
Vehicles	769	627	502
5.6 Depreciation, amortisation, impairment and write-offs	6,499	7,248	6,288
Depreciation of property, plant and equipment (Refer note 10)	6,146	6,763	5,825
Depreciation of investment properties (Refer note 11)	–	2	2
Amortisation of intangible assets (Refer note 12)	148	133	117
Impairment of goodwill (Refer note 12)	16	–	–
Impairment of intangible assets (Refer note 12)	–	–	49
Impairment of property, plant and equipment (Refer note 10)	–	149	85
Write-offs of property, plant and equipment (Refer note 10)	189	201	210

In recognition of the changed usage patterns of certain items of property, plant and equipment, the Group reviewed their remaining useful lives in the current year. The assets affected were network equipment and data processing equipment and software. Accordingly, the Group revised the estimated useful lives of these assets from five to seven years and eight years respectively. As the prior period effects are not determinable, the estimated remaining useful lives of these assets were adjusted prospectively, which resulted in a decrease of the current year depreciation charge of R542 million.

	2003 Rm	2004 Rm	2005 Rm
6. Investment income	256	322	350
Interest received	248	312	336
Dividends received	8	10	14

Change in comparatives

The Group reclassified Interest from debtors from Investment income to Other income (Refer note 4) for the years ended March 31, 2004 with R157 million and 2003 with R168 million (Refer note 2).

	2003 Rm	2004 Rm	2005 Rm
7. Finance charges	4,201	3,264	1,695
Interest	2,869	2,488	1,686
Local debt	2,642	2,253	1,515
Foreign debt	375	303	281
Less: Finance costs capitalised	(148)	(68)	(110)
Foreign exchange gains and losses and fair value adjustments	1,332	776	9
Foreign exchange (gains)/losses	(761)	(368)	112
Fair value adjustments on derivative instruments	2,093	1,144	(103)
Capitalisation rate	13.56%	15.14%	15.23%

Change in comparatives

The Group changed its comparatives for fair value adjustments due to a change in accounting policy regarding minority interests for the year ended March 31, 2003 with R47 million (Refer note 2).

Notes to the consolidated annual financial statements
for the three years ended March 31, 2005

	2003 Rm	2004 Rm	2005 Rm
8. Taxation	1,035	1,711	**3,070**
South African normal company taxation	678	953	**2,492**
Current taxation	682	960	**2,496**
Overprovision for prior year	(4)	(7)	**(4)**
Deferred taxation	308	604	**334**
Temporary differences – normal company taxation	286	866	**595**
Temporary difference – Secondary Taxation on Companies ('STC') tax credits	–	(199)	**(151)**
Underprovision/(overprovision) for prior year	22	(63)	**(73)**
Change in tax rate from 30% to 29%	–	–	**(37)**
Secondary Taxation on Companies	47	151	**238**
Foreign taxation	2	3	**6**
Reconciliation of taxation rate	%	%	**%**
Effective rate	37.7	27.2	**31.1**
South African normal rate of taxation	30.0	30.0	**30.0**
Adjusted for:	7.7	(2.8)	**1.1**
Exempt income	(1.2)	(3.1)	**(1.0)**
Disallowable expenditure	5.4	2.7	**2.0**
Tax losses not utilised	–	0.2	**0.3**
Utilisation of assessed losses	–	(0.6)	**(0.1)**
STC	1.7	2.4	**2.4**
STC credits	–	(3.2)	**(1.5)**
Change in tax rate from 30% to 29%	–	–	**(0.4)**
Underprovision/(overprovision) for prior year	0.6	(1.2)	**(0.6)**
Foreign taxation	1.2	–	**–**

The high effective rate for 2003 was primarily due to non-deductible losses relating to a supplier dispute and resolution of the section 32 dispute with the South African Revenue Services.

The Group operates in several African countries, and accordingly is subject to, and pays annual income taxes under the tax regimes of those countries. The Group has historically filed, and continues to file, all required income tax returns. Management believes that the principles applied in determining the Group's tax obligations are consistent with the principles and interpretations of the relevant countries' tax laws. The tax rules and regulations in these countries are highly complex and subject to interpretation. Additionally, for the foreseeable future, management expects such tax laws to further develop through changes in the countries' existing tax structure as well as clarification of the existing tax laws through published interpretations and the resolution of actual tax cases.

The growth of the Group, following its geographical expansion into other African countries over the past few years, has made the estimation and judgement more challenging. The resolution of taxation issues is not always within the control of the Group and it is often dependent on the efficiency of the legal processes in the relevant taxation jurisdictions in which the Group operates. Issues can, and often do, take many years to resolve. Payments in respect of taxation liabilities for an accounting period result from payments on account and on the final resolution of open items. As a result there can be substantial differences between the taxation charge in the income statement and taxation payments.

Group entities are subject to evaluation, by the relevant tax authorities, of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules. These disputes may not necessarily be resolved in a manner that is favourable for the Group. Additionally the resolution of the disputes could result in an obligation for the Group that exceeds management's estimate.

8. **Taxation** (continued)

During each of the years presented, provisions have been made or adjusted for anticipated obligations related to various ongoing investigations by tax authorities. The provisions made include estimates of anticipated interest and penalties where appropriate. As of March 31, 2005, 2004 and 2003, the Group has accrued for tax obligations in the amount of R262 million, R176 million and R119 million, respectively. These amounts represent, what management believes will be, the probable outcome of such disputes for all tax years for which additional taxes can be assessed. To the extent management determines the estimated obligations should be revised, disputes are resolved in a manner that is favourable to the Group or the statute of limitations related to a dispute expires, these obligations will be adjusted accordingly at that time.

During the 2005 financial year, Telkom entered into an agreement with its subsidiary Rossal No 65 (Proprietary) Limited, to manage, hold and transfer shares to employees in terms of the Telkom Conditional Share Plan. A deferred tax liability of R26 million has been recorded related to this agreement.

Change in comparatives
The Group restated its comparatives due to a change in accounting policy for the year ended March 31, 2003 with R14 million (Refer note 2).

		2003 Rm	2004 Rm	2005 Rm
9.	**Earnings per share**			
	Basic earnings per share (cents)	292.3	812.0	**1,241.8**
	The calculation of earnings per share is based on profit attributable to equity holders of Telkom SA Limited for the year of R6,724 million (2004: R4,523 million; 2003: R1,628 million) and 541,498,547 (2004: 556,994,962; 2003: 557,031,819) weighted average number of ordinary shares in issue.			
	Reconciliation of weighted average number of ordinary shares			
	Ordinary shares in issue	557,031,819	557,031,819	**557,031,819**
	Weighted average number of treasury shares	–	(36,857)	**(15,533,272)**
	Weighted average number of shares outstanding	557,031,819	556,994,962	**541,498,547**
	Diluted earnings per share (cents)	292.3	812.0	**1,239.4**
	The calculation of diluted earnings per share is based on earnings for the year of R6,724 million (2004: R4,523 million; 2003: R1,628 million) and 542,537,579 (2004: 556,994,962; 2003: 557,031,819) diluted weighted average number of ordinary shares. The adjustment in the weighted average number of shares is as a result of the expected future vesting of shares already allocated to employees under the Telkom Conditional Share Plan.			
	Headline earnings per share (cents)	313.8	863.4	**1,274.1**
	The calculation of headline earnings per share is based on headline earnings of R6,899 million (2004: R4,809 million; 2003: R1,748 million) and 541,498,547 (2004: 556,994,962; 2003: 557,031,819) weighted average number of ordinary shares in issue.			

Notes to the consolidated annual financial statements

for the three years ended March 31, 2005

	2003 Rm	2004 Rm	2005 Rm
9. Earnings per share (continued)			
Reconciliation between earnings and headline earnings:			
Earnings as reported	1,628	4,523	**6,724**
Adjustments:			
Profit on disposal of investment	(89)	(25)	**(64)**
Profit on disposal of property, plant and equipment	(15)	(19)	**(30)**
Impairment of assets	–	149	**134**
Write-offs of property, plant and equipment	189	201	**210**
Amortisation of goodwill	74	72	**–**
Impairment of goodwill	16	–	**–**
Tax and minority interest effects	(55)	(92)	**(75)**
Headline earnings	1,748	4,809	**6,899**
Diluted headline earnings per share (cents)	313.8	863.4	**1,271.6**

The calculation of diluted headline earnings per share is based on headline earnings of R6,899 million (2004: R4,809 million; 2003: R1,748 million) and 542,537,579 (2004: 556,994,962; 2003: 557,031,819) diluted weighted average number of ordinary shares in issue. The adjustment in the weighted average number of shares is as a result of the expected future vesting of shares already allocated to employees under the Telkom Conditional Share Plan.

Reconciliation of diluted weighted average number of ordinary shares

	2003 Rm	2004 Rm	2005 Rm
Ordinary shares in issue	557,031,819	557,031,819	**557,031,819**
Expected future vesting of shares	–	–	**1,039,032**
Weighted average number of treasury shares	–	(36,857)	**(15,533,272)**
Weighted average number of shares outstanding	557,031,819	556,994,962	**542,537,579**
Dividend per share (cents)	–	90	**110**

The calculation of dividend per share is based on dividends of R606 million (2004: R501 million; 2003: RNil) declared on June 3, 2004 and 551,509,083 (2004: 557,031,819; 2003: 557,031,819) number of ordinary shares issued. The reduction in the number of shares represents the number of treasury shares held on date of payment.

The disclosure of headline earnings is a requirement of the JSE Securities Exchange of South Africa and is not a recognised measure under US GAAP.

Change in comparatives

The amounts for basic, diluted, headline and diluted headline earnings per share for 2004 and 2003 have changed as a result of the change in accounting policies and restatements as discussed in Note 2.

Notes to the consolidated annual financial statements
for the three years ended March 31, 2005

10. Property, plant and equipment

	2003			2004			2005		
	Cost	Accumulated depreciation	Carrying value	Cost	Accumulated depreciation	Carrying value	Cost	Accumulated depreciation	Carrying value
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Freehold land and buildings	3,821	(1,099)	2,722	4,154	(1,364)	2,790	4,291	(1,621)	2,670
Leasehold buildings (Refer note 25)	799	(164)	635	819	(203)	616	819	(231)	588
Network equipment	54,369	(23,360)	31,009	56,108	(26,974)	29,134	58,656	(30,175)	28,481
Support equipment	3,785	(2,198)	1,587	4,032	(2,611)	1,421	4,027	(2,627)	1,400
Furniture and office equipment	419	(213)	206	451	(260)	191	457	(301)	156
Data processing equipment and software	7,770	(4,550)	3,220	9,007	(5,637)	3,370	9,386	(5,797)	3,589
Under construction	1,464	–	1,464	1,333	–	1,333	1,989	–	1,989
Other	480	(277)	203	510	(341)	169	585	(385)	200
	72,907	(31,861)	41,046	76,414	(37,390)	39,024	80,210	(41,137)	39,073

The carrying amounts of property, plant and equipment can be reconciled as follows:

	Carrying value at beginning of year	Additions	Business combinations/consolidations	Transfers	Transfer from/(to) investment properties	Foreign currency translation	Impairment and write-offs	Disposals	Depreciation	Carrying value at end of year
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
2005										
Freehold land and buildings	2,790	43	2	137	5	–	(16)	(7)	(284)	2,670
Leasehold buildings	616	–	–	–	–	–	–	–	(28)	588
Network equipment	29,134	1,787	207	1,719	–	29	(194)	(6)	(4,195)	28,481
Support equipment	1,421	121	22	160	–	1	(8)	–	(317)	1,400
Furniture and office equipment	191	10	2	2	–	–	(3)	–	(46)	156
Data processing equipment and software	3,370	410	60	656	–	2	(20)	(1)	(888)	3,589
Under construction	1,333	3,407	–	(2,702)	–	–	(49)	–	–	1,989
Other	169	72	8	28	–	–	(5)	(5)	(67)	200
	39,024	5,850	301	–	5	32	(295)	(19)	(5,825)	39,073

10. Property, plant and equipment (continued)

	Carrying value at beginning of year Rm	Additions Rm	Business combinations/consolidations Rm	Transfers Rm	Transfer from/(to) investment properties Rm	Foreign currency translation Rm	Impairment and write-offs Rm	Disposals Rm	Depreciation Rm	Carrying value at end of year Rm
2004										
Freehold land and buildings	2,722	64	3	287	–	(1)	(5)	(5)	(275)	2,790
Leasehold buildings	635	59	–	–	(29)	–	–	–	(49)	616
Network equipment	31,009	1,524	–	1,374	–	(143)	(333)	(18)	(4,279)	29,134
Support equipment	1,587	140	–	252	–	(4)	(4)	–	(550)	1,421
Furniture and office equipment	206	10	–	23	–	–	(1)	–	(47)	191
Data processing equipment and software	3,220	491	–	1,170	–	(14)	(5)	(2)	(1,490)	3,370
Under construction	1,464	2,968	–	(3,099)	–	–	–	–	–	1,333
Other	203	51	–	(7)	–	(2)	(2)	(1)	(73)	169
	41,046	5,307	3	–	(29)	(164)	(350)	(26)	(6,763)	39,024
2003										
Freehold land and buildings	2,719	19	–	258	–	(1)	(1)	(1)	(271)	2,722
Leasehold buildings	617	41	–	–	–	–	–	–	(23)	635
Network equipment	30,416	2,479	–	2,297	–	(207)	(103)	(8)	(3,865)	31,009
Support equipment	1,456	341	–	295	–	(4)	(2)	–	(499)	1,587
Furniture and office equipment	225	22	–	9	–	(1)	–	–	(49)	206
Data processing equipment and software	3,540	354	–	739	–	(11)	(27)	(3)	(1,372)	3,220
Under construction	2,700	2,416	–	(3,591)	–	–	(54)	(7)	–	1,464
Other	245	40	–	(7)	–	(2)	(2)	(4)	(67)	203
	41,918	5,712	–	–	–	(226)	(189)	(23)	(6,146)	41,046

The average time taken to construct assets varies from three to four months.

Full details of land and buildings are available for inspection at the registered offices of the Group.

	2003 Rm	2004 Rm	**2005 Rm**
10. Property, plant and equipment (continued)			
Impairment and write-offs of assets	189	350	**295**
Assets under construction written off	54	–	**49**
Data processing equipment and software	27	5	**20**
Assets relating to Vodacom Mozambique, S.A.R.L. *	–	–	**12**
Telkom assessed its software in 2003 which resulted in the write-off of computer software.	27	–	**–**
Data processing equipment and software written off	–	5	**8**
Network equipment	103	333	**194**
Assets relating to Vodacom Mozambique, S.A.R.L. *	–	–	**71**
Telkom recognised an impairment loss for an earth station. This asset was developed to route traffic between the Public Switch Telephone Network ('PSTN') of Telkom and the Satellite Access Node ('SAN') of a satellite company. The satellite company has not met its current outstanding financial obligations to Telkom and management is of the opinion that no future payments will be received. Management has assessed the asset and it appears unlikely that there will be future economic benefits flowing to the Company to recover the carrying value.	–	149	**–**
Decommissioned and obsolete equipment written-off	103	184	**123**
* Vodacom Mozambique, S.A.R.L.			
Due to the competitive, regulatory and economic environment in which VM, S.A.R.L. operates in Mozambique, the Group assessed the assets for impairment in accordance with the requirements of IAS36 Impairment of Assets ('IAS36'). The recoverable amount of these assets has been determined based on the fair value of the assets less costs to sell at March 31, 2005. The fair value of the assets was obtained from a knowledgeable, willing party on an arm's length basis, based on the assumption that the assets would be disposed of on an item by item basis. The amount with which the carrying amount exceeded the recoverable amount is recognised as an impairment loss.			
Other			
Support equipment, buildings and other assets written-off	5	12	**32**

Notes to the consolidated annual financial statements
for the three years ended March 31, 2005

| | 2003 | | | 2004 | | | 2005 | | |
	Cost Rm	Accumulated depreciation Rm	Carrying value Rm	Cost Rm	Accumulated depreciation Rm	Carrying value Rm	Cost Rm	Accumulated depreciation Rm	Carrying value Rm
11. Investment properties									
Investment properties	–	–	–	34	(2)	32	**29**	**(4)**	**25**
	–	–	–	34	(2)	32	**29**	**(4)**	**25**

11.1 Holding 350 Erand Agricultural Holdings Ext. 1, RSA

The fair value of the investment property at March 31, 2005 has been arrived at on the basis of a valuation carried out on that day by an independent valuator, JHI Real Estate Limited, on an open market value basis at R58 million (Group share: R29 million) (2004: R60 million; Group share: R30 million). The valuation was arrived at by reference to market evidence of transaction prices for similar properties.

Debt is collateralised over this leasehold land and building and the fair value of the lease liability included in Note 38 is R117 million (Group share: R59 million) (2004: R110 million; Group share: R55 million).

The property rental income earned by Vodacom from its investment property, all of which is leased out under operating leases, amounted to R5 million (Group share: R3 million) (2004: R7 million; Group share: R4 million). Direct operating expenses incurred on the investment property in the period amounted to R8 million (Group share: R4 million) (2004: R2 million; Group share: R1 million).

11.2 Stand 13 and 14 Dunkeld West, RSA

The Group acquired these properties recorded at R10 million (Group share: R5 million) on March 1, 2004 through its equity investment in Smartphone SP (Proprietary) Limited (Refer note 36).

During the current financial year the properties have been reclassified to Property, plant and equipment as the majority of the premises were no longer being leased to third parties.

The carrying value of investment properties can be reconciled as follows:

	Carrying value at beginning of year Rm	Business combinations Rm	Transfer (to)/ from property,plant and equipment Rm	Depreciation Rm	Carrying value at end of year Rm
2005					
Investment properties	**32**	**–**	**(5)**	**(2)**	**25**
	32	**–**	**(5)**	**(2)**	**25**
2004					
Investment properties	–	5	29	(2)	32
	–	5	29	(2)	32

| | 2003 | | | 2004 | | | 2005 | | |
	Cost Rm	Accumulated amortisation Rm	Carrying value Rm	Cost Rm	Accumulated amortisation Rm	Carrying value Rm	Cost Rm	Accumulated amortisation Rm	Carrying value Rm
12. Intangible assets									
Goodwill	452	(241)	211	553	(319)	234	**269**	**–**	**269**
Trademarks, copyrights and other	322	(228)	94	519	(280)	239	**589**	**(389)**	**200**
Licences	95	(44)	51	133	(42)	91	**171**	**(107)**	**64**
	869	(513)	356	1,205	(641)	564	**1,029**	**(496)**	**533**

As a result of adopting IFRS3 on April 1, 2004, the carrying amount of accumulated amortised goodwill of R319 million was eliminated against the cost of goodwil of R553 million.

Change in comparatives
The Group restated comparatives due to a change in accounting policy for the years ended March 31, 2004 with R16 million and 2003 with R8 million (Refer note 2).

Notes to the consolidated annual financial statements
for the three years ended March 31, 2005

12. Intangible assets (continued)

	Carrying value at beginning of year Rm	Additions Rm	Business combi-nations Rm	Impair-ment Rm	Foreign currency translation Rm	Amorti-sation Rm	Transfers Rm	Change in accounting policy Rm	Carrying value at end of year Rm
2005									
Goodwill	**234**	**–**	**35**	**–**	**–**	**–**	**–**	**–**	**269**
Trademarks, copyrights and other	**239**	**–**	**69**	**–**	**–**	**(108)**	**–**	**–**	**200**
Licences	**91**	**–**	**26**	**(49)**	**5**	**(9)**	**–**	**–**	**64**
	564	**–**	**130**	**(49)**	**5**	**(117)**	**–**	**–**	**533**
2004									
Goodwill	211	–	112	–	(9)	(72)	(8)	–	234
Trademarks, copyrights and other	94	4	194	–	–	(53)	–	–	239
Licences	51	57	–	–	(17)	(8)	8	–	91
	356	61	306	–	(26)	(133)	–	–	564
2003									
Goodwill	308	–	–	(16)	(21)	(74)	–	14	211
Trademarks, copyrights and other	147	14	–	–	–	(67)	–	–	94
Licences	75	–	–	–	(17)	(7)	–	–	51
	530	14	–	(16)	(38)	(148)	–	14	356

Impairment of licences

In 2005, due to the competitive, regulatory and economic environment in which VM, S.A.R.L operates in Mozambique, the Vodacom Group assessed the assets for impairment in accordance with the requirements of IAS36 Impairment of assets. The recoverable amount of these assets have been determined based on the fair value of the assets less cost of disposal at March 31, 2005. The fair value of the assets was obtained from a knowledgeable, willing party on an arm's length basis, based on the assumption that the assets would be disposed of on an item by item basis. The amount with which the carrying amount exceeded the recoverable amount is recognised as an impairment loss.

Impairment of goodwill

In 2003, the Group impaired the goodwill arising on the acquisition of 40% of Swiftnet (Proprietary) Limited as a result of the performance of that company.

Notes to the consolidated annual financial statements
for the three years ended March 31, 2005

	2003 Rm	2004 Rm	2005 Rm
13. Investments	1,161	1,567	**2,277**
Available for sale			
Unlisted investments	84	60	**–**
Inmarsat	9	–	**–**
Nil% (2004: Nil%; 2003: 0.30%) interest in International Mobile Satellite Services Organisation, headquartered in London, United Kingdom, at cost. Telkom disposed of its investment in Inmarsat effective December 16, 2003.			
Rascom	–	–	**–**
1.07% (2004: 1.07%; 2003: 1.07%)interest in Regional African Satellite Communications Organisation,headquartered in Abidjan, Ivory Coast, at cost.			
Cost	1	1	**1**
Impairment	(1)	(1)	**(1)**
The fair value of the unlisted investments cannot be practicably determined. The directors' valuations are based on the Group's interest in the entities' net asset values converted at year-end exchange rates.			
The aggregate directors' valuation of the above unlisted investments is RNil (2004: RNil; 2003: R20,2 million).			
Preference shares in Vodacom Congo (RDC) s.p.r.l.	75	60	**–**
The preference shares of US$19 million (Group share: US$9 million) bore interest at a rate of 4% per annum. The preference shares are redeemable, but only after the first three years from date of inception and only on the basis that the shareholders are repaid simultaneously and in proportion to their shareholding. With effect from April 1, 2004 Vodacom's control over the company changed resulting in Vodacom Congo (RDC) s.p.r.l. being accounted for as a subsidiary from this date (Refer note 36).			
Listed investments	40	57	**8**
New Skies N.V.	40	49	**–**
Nil% (2004: 0.89%; 2003: 0.89%) interest in New Skies Satellite N.V., headquartered in The Hague, Netherlands, at fair value. Market value: RNil (2004: R49 million; 2003: R40 million). New Skies Satellites N.V. was liquidated and a liquidation distribution of R55 million was received. Accordingly, the investment has been derecognised and the gain recognised in Other income (Refer note 4).			
SAGE Limited	–	8	**8**
9,090,909 ordinary shares of R0.01 each.			

Notes to the consolidated annual financial statements
for the three years ended March 31, 2005

	2003 Rm	2004 Rm	2005 Rm
13. Investments (continued)			
Loans and receivables	94	208	80
ABSA Bank Limited	34	39	–
At March 31, 2004, Vodacom Congo (RDC) s.p.r.l.'s deposit account amounted to €10 million (Group share: €5 million) (2003: €8 million; Group share: €4 million)), which was charged as security for the extended credit facility of Vodacom Congo (RDC) s.p.r.l., and bore interest at EURIBOR less 0.2%. The deposit was refunded when the facility was replaced by a medium-term loan from Standard Bank London and RMB International (Dublin) Limited on July 30, 2004.			
Planetel Communications Limited	27	22	22
The loan with a nominal value of US$7 million (Group share: US$3 million) issued during the 2003 year, bears interest at LIBOR plus 5%. Planetel Communications Limited utilised this loan to ensure sufficient shareholder loan funding by itself as a shareholder of Vodacom Tanzania Limited. The loans and capitalised interest are collateralised by cession over all shareholder distributions and a pledge over the shares of Vodacom Tanzania Limited. All the shareholders subordinated their loans to Vodacom Tanzania Limited for the duration of the project finance funding period.			
Caspian Construction Company Limited	33	25	26
The loan with a nominal value of US$8 million (Group share: US$4 million) issued during the 2003 year, bears interest at LIBOR plus 5%. Caspian Construction Company Limited utilised this loan to ensure sufficient shareholder loan funding by itself as a shareholder of Vodacom Tanzania Limited. The loans and capitalised interest are collateralised by cession over all shareholder distributions and a pledge over the shares of Vodacom Tanzania Limited. All the shareholders subordinated their loans to Vodacom Tanzania Limited for the duration of the project finance funding period.			
Vodacom Congo (RDC) s.p.r.l.	–	76	–
The joint venture partner's share of the loan issued by Vodacom International Limited to Vodacom Congo (RDC) s.p.r.l. amounted to US$24 million (Group share: US$12 million). The loan bore interest at LIBOR plus 6.5%. With effect from April 1, 2004 Vodacom's control over the company changed resulting in Vodacom Congo (RDC) s.p.r.l. being accounted for as a subsidiary from this date.			
Tel.One (Pvt) Limited	–	46	32
The loan to Tel.One (Pvt) Limited is unsecured, interest-free and will be repaid through traffic revenue from June 2004 over five years.			

	2003 Rm	2004 Rm	2005 Rm
13. Investments (continued)			
Held-for-trading	969	1,410	**2,258**
Linked insurance policies – Coronation	330	553	**765**
Linked insurance policies – Investec	20	39	**22**
Ordinary shares – listed	116	234	**667**
Cash	26	88	**559**
Other money market investments	477	489	**118**
Government stock	–	–	**68**
Other unlisted investments	–	7	**59**
Less: **Short-term investments**	(26)	(168)	**(69)**
Tel.One (Pvt) Limited	–	(10)	**(10)**
Other investments	(26)	–	**–**
ABSA Bank Limited	–	(39)	**–**
Vodacom Congo (RDC) s.p.r.l.	–	(76)	**–**
Other money market investments	–	(35)	**(51)**
SAGE Limited	–	(8)	**(8)**

Included in held-for-trading investments is R2,208 million (2004: R1,370 million; 2003: R938 million) that will be used to fund the post-retirement medical aid liability. These investments have been made through a cell captive that has been consolidated in full.

	2003 Rm	2004 Rm	2005 Rm
14. Deferred taxation	240	(422)	**(727)**
Balance at beginning of year	549	240	**(422)**
Income statement movements	(308)	(604)	**(334)**
Temporary differences	(286)	(667)	**(444)**
Underprovision/(overprovision) prior year	(22)	63	**73**
Change in tax rate	–	–	**37**
Business combinations	–	(63)	**(19)**
Acquired from the minorities of Vodacom Congo (RDC) s.p.r.l.	–	–	**48**
Capital contribution	(14)	–	**–**
Foreign equity revaluation	13	5	**–**
The balance comprises:	240	(422)	**(727)**
Capital allowances	(2,700)	(2,655)	**(2,739)**
Provisions, deferred income and other allowances	1,595	1,628	**1,521**
Tax losses	1,345	406	**139**
Secondary Taxation on Companies tax credits	–	199	**352**

Notes to the consolidated annual financial statements

for the three years ended March 31, 2005

	2003 Rm	2004 Rm	2005 Rm
14. Deferred taxation (continued)			
Deferred tax balance is made up as follows:	240	(422)	(727)
Deferred tax assets	462	351	512
Deferred tax liabilities	(222)	(773)	(1,239)
Tax losses available for set-off against future taxable profits	4,581	1,517	178
Unutilised STC credits	945	1,594	2,801

Under South African tax legislation, tax losses for companies continuing to do business do not expire. The Group does not have material unutilised assessed losses for which no deferred tax assets were raised.

Secondary Taxation on Companies ('STC') is provided for at a rate of 12.5% on the amount by which dividends declared by the Group exceeds dividends received. The deferred tax asset is raised as it is considered probable that it will be utilised in the future. The asset will be recorded as a tax expense when dividends are declared.

Vodacom Congo (RDC) s.p.r.l. has recorded a deferred taxation asset for the 2005 and 2004 financial years even though the company is incurring losses. The Group has performed a detailed calculation of future taxable income to support the recognition of the deferred taxation asset.

Deferred taxation was calculated at 29% for all South African entities following a change in the corporate taxation rate. The revised taxation rate will be applicable to normal taxation in the 2006 financial year.

Change in comparatives

The comparatives for 2004 and 2003 have been restated due to the change in accounting policies (Refer note 2).

	2003 Rm	2004 Rm	2005 Rm
15. Other financial instruments			
Total other financial assets	1,913	1,241	5,074
Long-term	1,571	1,101	134
Short-term	342	140	4,940
Other financial assets consist of:	1,913	1,241	5,074
Held-to-maturity			
Repurchase agreements	222	12	3,769
At fair value through profit or loss	1,691	1,229	1,305
Bills of exchange	–	19	77
Derivative instruments (Refer note 40)	1,691	1,210	1,228

Repurchase agreements

Telkom actively manages a portfolio of repurchase agreements in the South African capital and money markets, with a view to generating additional investment income on the favourable interest rates provided on these transactions. Interest received from the borrower is based on the current market-related yield.

		2003 Rm	2004 Rm	2005 Rm
15.	**Other financial instruments** (continued)			

2005

Maturity period	Yield			
7 days	7.35%			3,769

2004

Maturity period	Yield			
7 days	9.21%		12	

2003

Maturity period	Yield			
1 day	11.12% – 11.54%	151		
7 days	10.38%	71		
		222		

Due to the short-term nature of these transactions and the fact that the transactions are initiated based on market-related interest rates, the carrying value approximates the fair value. Collateral in the form of publicly traded bonds has been received in respect of the above transactions.

The terms and conditions of these transactions are governed by signed International Securities Market Association ('ISMA') agreements with all counter parties and the regulations of the Bond Exchange of South Africa ('BESA').

Bills of exchange
The fair value of bills of exchange has been derived at with reference to BESA quoted prices.

	2003 Rm	2004 Rm	2005 Rm
Total other financial liabilities	(709)	(645)	(313)
Long-term	(143)	(153)	(83)
Short-term	(566)	(492)	(230)
Other financial liabilities consist of:			
At fair value through profit or loss	(709)	(645)	(313)
Bills of exchange	(68)	–	–
Derivative instruments (Refer note 40)	(641)	(645)	(313)

Change in comparatives
R1,101 million (2003: R1,571 million) has been reclassified from Current portion of other financial assets to Other financial assets. R153 million (2003: R143 million) has been reclassified from Current portion of other financial liabilities to Other financial liabilities. R152 million (2003: R142 million) has been reclassified from Current portion of other financial assets – derivative instruments to Current portion of other financial liabilities – derivative instruments (Refer note 2).

		2003 Rm	2004 Rm	2005 Rm
16.	**Income tax receivable**	276	–	–
	Tax receivable	236	–	–
	Interest accrued	40	–	–

Income tax receivable related to an overpayment of estimated tax in respect of the 1999 tax year. The amount was repaid by the South African Revenue Services during the 2004 financial year.

Notes to the consolidated annual financial statements
for the three years ended March 31, 2005

		2003 Rm	2004 Rm	2005 Rm
17.	**Inventories**	621	520	**658**
	Gross inventories	696	597	**725**
	Provision for obsolete inventories	(75)	(77)	**(67)**
	Inventories consist of the following categories:	621	520	**658**
	Installation, maintenance material and network equipment	374	265	**313**
	Merchandise	247	255	**345**
	Provision for obsolete inventories	75	77	**67**
	Opening balance	46	75	**77**
	Charged to selling, general and administrative expenses	110	28	**30**
	Write-off against provision	(81)	(26)	**(40)**
18.	**Trade and other receivables**	5,993	5,846	**5,820**
	Trade receivables	5,423	5,222	**5,222**
	Gross trade receivables	5,760	5,547	**5,507**
	Provision for doubtful debts	(337)	(325)	**(285)**
	Prepayments and other receivables	570	624	**598**
	Provision for doubtful debts	337	325	**285**
	Opening balance	643	337	**325**
	Charged to selling, general and administrative expenses	272	278	**228**
	Business combination	–	–	**3**
	Write-off against provision	(578)	(290)	**(271)**

Change in comparatives
The Group reclassified Deferred expenses from Trade and other receivables to Current portion of deferred expenses for the years ended March 31, 2004 with R220 million and 2003 with R117 million (Refer note 2).

		2003 Rm	2004 Rm	2005 Rm
19.	**Net cash and cash equivalents**	837	2,796	**2,301**
	Cash and bank balances	916	1,219	**2,375**
	Short-term deposits	201	1,999	**835**
	Cash shown as current assets	1,117	3,218	**3,210**
	Credit facilities utilised	(280)	(422)	**(909)**
	Undrawn borrowing facilities	3,018	2,995	**4,750**

The undrawn borrowing facilities are unsecured, bear interest at a rate linked to prime, have no specific maturity date and are subject to annual review. The facilities are in place to ensure liquidity (Refer note 40).

Borrowing powers

To borrow money, the directors may mortgage or encumber Telkom's property or any part thereof and issue debentures, whether secured or unsecured, whether outright or as security for debt, liability or obligation of Telkom or any third party. For this purpose the borrowing powers of Telkom are unlimited.

Notes to the consolidated annual financial statements

for the three years ended March 31, 2005

		2003 Rm	2004 Rm	2005 Rm
20.	**Share capital**			
	Authorised and issued share capital and share premium are made up as follows:			
	Authorised	10,000	10,000	**10,000**
	999,999,998 ordinary shares of R10 each	10,000	10,000	**10,000**
	1 Class A ordinary share of R10	–	–	**–**
	1 Class B ordinary share of R10	–	–	**–**
	Issued and fully paid	8,293	8,293	**8,293**
	557,031,817 ordinary shares of R10 each	5,570	5,570	**5,570**
	1 Class A ordinary share of R10	–	–	**–**
	1 Class B ordinary share of R10	–	–	**–**
	Share premium	2,723	2,723	**2,723**

The class A and B ordinary shares rank equally with the ordinary shares in respect of rights to dividends but differ in respect of the right to appoint directors. Full details of the voting rights of ordinary, class A and class B shares are documented in the Articles of Association of Telkom.

The unissued shares are under the control of the directors of Telkom until the next Annual General Meeting. The directors have been given the authority to buy back Telkom's own shares up to a limit of 20% of the current issued share capital. This authority expires at the next annual general meeting.

		2003 Rm	2004 Rm	2005 Rm
	Treasury shares	–	(238)	**(1,812)**

12,717,190 (2004: 3,185,736) and 10,849,058 (2004: Nil) ordinary shares in Telkom, with a fair value of R1,366 million (2004: R251 million) and R1,166 million (2004: RNil) are currently held as treasury shares by its subsidiaries Rossal No 65 (Proprietary) Limited and Acajou Investments (Proprietary) Limited, respectively.

		2003 Rm	2004 Rm	2005 Rm
21.	**Share-based compensation reserve**	–	–	**68**

This reserve represents the cumulative fair value of the equity-settled share-based payment transactions recognised in employee expenses during the vesting period of the equity instruments granted to employees in terms of the Telkom Conditional Share Plan (Refer note 30).

	2003 Rm	2004 Rm	2005 Rm
22. Non-distributable reserves	(15)	91	**361**
Balance at beginning of year	134	(15)	**91**
Change in accounting policies (Refer note 2)	16	–	**–**
Movement during year	(165)	106	**270**
Foreign currency translation reserve (net of tax of RNil, 2004: R5 million; 2003: R11 million)	(141)	(92)	**13**
Fair value adjustment on investments	(37)	9	**(22)**
Life fund reserve (Cell Captive)	13	189	**279**
The balance comprises:	(15)	91	**361**
Foreign currency translation reserve	(76)	(168)	**(155)**
Fair value adjustment on investments	13	22	**–**
Cell Captive reserve	48	237	**516**

The Group has two consolidated cell captives, one used as an investment to fund Telkom's post-retirement medical aid liability and the other is for Vodacom's short-term insurance obligation in respect of handsets.

In terms of the Short-term Insurance Act, 1998, the Vodacom cell captive partner, Nova Risk Partners Limited is required to raise a contingency reserve equal to 10% of premiums written less approved reinsurance (as defined in the Act). This reserve can be utilised only with the prior permission of the Registrar of Short-term Insurance.

The earnings from the cell captives are transferred to non-distributable reserves.

Change in comparatives
The Group restated the Foreign currency translation reserve due to a change in accounting policy for the years ended March 31, 2004 with R13 million and 2003 with R4 million (Refer note 2).

	2003 Rm	2004 Rm	2005 Rm
23. Retained earnings	10,392	14,225	**19,947**
Opening balance as previously stated	8,449	–	**–**
Restatement of employee liability (Refer note 2)	330	–	**–**
Change in accounting policies (Refer note 2)	(2)	–	**–**
Opening balance as restated	8,777	10,392	**14,225**
Movement during year	1,615	3,833	**5,722**
Net profit for the year	1,628	4,523	**6,724**
Transfer to non-distributable reserves	(13)	(189)	**(279)**
Dividend declared	–	(501)	**(606)**
Change in shareholding in Vodacom Congo(RDC)s.p.r.l.(Refer note 36)	–	–	**(117)**
The balance comprises:	10,392	14,225	**19,947**
Company	6,697	10,079	**15,715**
Joint venture	3,482	3,948	**4,062**
Subsidiaries	213	198	**170**

Change in comparatives
The Group restated Profit for the year due to a change in accounting policy for the year ended March 31, 2003 with R2 million (Refer note 2).

Notes to the consolidated annual financial statements

for the three years ended March 31, 2005

		2003 Rm	2004 Rm	2005 Rm
24.	**Minority interest**	194	200	**220**
	Opening balance	133	194	**200**
	Movement – current year	61	6	**20**
	Reconciliation	194	200	**220**
	Balance at beginning of year	133	194	**200**
	Share of earnings	72	69	**83**
	Capital contribution	33	–	**–**
	Acquisition of subsidiary	–	–	**5**
	Foreign currency translation reserves	(19)	(9)	**(1)**
	Dividend declared	(25)	(54)	**(67)**

Change in comparatives

The Group restated its comparatives due to a change in accounting policy
for the year ended March 31, 2003 with R33 million (Refer note 2).

		2003 Rm	2004 Rm	2005 Rm
25.	**Interest-bearing debt**			
	Long-term interest-bearing debt	17,453	12,703	**9,504**
	Total interest-bearing debt	22,212	16,754	**14,003**
	Gross interest-bearing debt (Refer note 26)	26,181	20,151	**16,914**
	Discount on debt instruments issued	(3,969)	(3,397)	**(2,911)**
	Less: Current portion of interest-bearing debt	(4,759)	(4,051)	**(4,499)**
	Local debt	(4,527)	(3,628)	**(264)**
	Locally registered Telkom debt instruments	(4,306)	(2,286)	**–**
	Repurchase agreements	(167)	(27)	**–**
	Commercial paper bills	(54)	(1,313)	**(262)**
	Short-term interest-free loans	–	(2)	**(2)**
	Foreign debt	(225)	(408)	**(4,210)**
	Finance lease	(7)	(15)	**(25)**

	2003 Rm	2004 Rm	**2005 Rm**
25. Interest-bearing debt (continued)			
Total interest-bearing debt is made up as follows:			
	22,212	16,754	**14,003**
(a) Local debt	16,000	10,983	**7,790**
Locally registered Telkom debt instruments	14,436	9,412	**7,526**
Name, maturity, rate p.a., nominal value			
TK01, 2008, 10%, R4,658 million (2004: R4,609 million; 2003: R4,491 million)	3,566	3,812	**4,018**
TL08, 2004, 13%, RNil (2004: R2,299 million; 2003: R3,500 million)	3,368	2,286	**–**
TL03, 2003, 10.75%, RNil (2004: RNil; 2003: R4,311 million)	4,306	–	**–**
TL06, 2006, 10.5%, R1,500 million (2004: R1,455 million; 2003: R1,455 million)	1,438	1,440	**1,492**
TL20, 2020, 6%, R2,500 million (2004: R2,500 million; 2003: R2,500 million)	1,136	1,155	**1,186**
PP02, 2010, 0%, R430 million (2004: R430 million; 2003: R430 million)	152	174	**200**
PP03, 2010, 0%, R1,350 million (2004: R1,350 million; 2003: R1,350 million)	470	545	**630**
Local bonds			
The local Telkom bonds are unsecured, but contain a number of restrictive covenants, which limit Telkom's ability to create encumbrances on revenues or assets, and to secure any indebtedness without securing the outstanding bonds equally and rateably with such indebtedness. The TL20 loan contains restrictive financial covenants.			
Telkom is a buyer or seller of last resort in the Telkom bond TK01. To eliminate the resultant exposure Telkom sells or buys government bonds. The objective of the hedging relationship is to eliminate price risk whereby value changes on the TK01 transactions are in total offset by value changes in the government stock.			
Repurchase agreements	167	27	**–**
Commercial paper bills			
Maturity, rate p.a., nominal value			
2003 – 2005, 14.06% (2004: 13.5% to 15.13%), R263 million (2004: R1,708 million; 2003: R1,766 million).	1,397	1,542	**262**
Interest-free long-term loans			
Vodacom Lesotho (Proprietary) Limited	–	2	**2**
The minority shareholder's loan is uncollateralised and no repayment terms have been determined.			
(b) Foreign debt	5,098	4,574	**5,004**
Name, maturity, rate p.a., nominal value			
United States Dollar: 2002 – 2003, 3.14%, US$Nil (2004: US$Nil; 2003: US$1 million)	10	–	**–**
Euro: 2002 – 2005, 0.10% – 7.13%, €512 million (2004: €512 million; 2003: €512 million)	4,445	3,988	**4,135**
Planetel Communications Limited	24	18	**19**
The shareholder loan of US$8 million (2004: US$8 million; 2003: US$8 million) (Group share: US$4 million; 2004: US$4 million; 2003: US$4 million) is subordinated for the duration of the project finance funding period of Vodacom Tanzania Limited, bears no interest from April 1, 2002, and is thereafter available for repayment, by approval of at least 60% of the shareholders of Vodacom Tanzania Limited. The loan was re-measured at amortised cost at an effective interest rate of LIBOR plus 5%. The gain on re-measurement was included in equity.			

Notes to the consolidated annual financial statements
for the three years ended March 31, 2005

	2003 Rm	2004 Rm	**2005** **Rm**
25. Interest-bearing debt (continued) **(b) Foreign debt** (continued)			
Caspian Construction Company Limited The shareholder loan of US$10 million (2004: US$10 million; 2003: US$10 million) (Group share: US$5 million; 2004: US$5 million; 2003: US$5 million) is subordinated for the duration of the project finance funding period of Vodacom Tanzania Limited, bears no interest from April 1, 2002, and is thereafter available for repayment, by approval of at least 60% of the shareholders of Vodacom Tanzania Limited. The loan was re-measured at amortised cost at an effective interest rate of LIBOR plus 5%. The gain on re-measurement was included in equity.	21	21	23
Extended credit facility of Vodacom Congo (RDC) s.p.r.l. Vodacom Congo (RDC) s.p.r.l.'s extended credit facility amounted to €39 million (Group share: €20 million) at March 31, 2004, which was partially collateralised by guarantees and a cash deposit, and bore interest at a rate between EURIBOR plus 1.50% and EURIBOR plus 1.75%. The facility was replaced by a medium-term loan from Standard Bank London Limited and RMB International (Dublin) Limited on July 30, 2004.	169	155	–
Revolving credit facility of Vodacom Congo (RDC) s.p.r.l. Vodacom's share of the short-term revolving credit facility provided by ABSA amounted to US$16 million (2003: US$16 million) (Group share: US$8 million; 2003: US$8 million) at March 31, 2004. The credit facility was collateralised by guarantees provided by the Group, which bore interest at an effective interest rate of LIBOR plus 1.5%. The facility was replaced by a medium-term loan from Standard Bank London Limited and RMB International (Dublin) Limited on July 30, 2004. Vodacom's share of the short-term Euro revolving credit facility provided by Standard Finance (Isle of Man) Limited amounted to €12 million (2003: €Nil) (Group share: € 6 million; 2003: €Nil). At March 31, 2004, the credit facility was collateralised by guarantees provided by Vodacom and bore interest at an effective interest rate of EURIBOR plus 1.5%. Vodacom's share of the short-term Dollar revolving credit facility provided by Standard Finance (Isle of Man) Limited amounts to US$19 million (2003: US$Nil) (Group share: US$10 million; 2003: US$Nil). At March 31, 2004, the credit facility was collateralised by guarantees provided by Vodacom and bore interest at an effective interest rate of LIBOR plus 1.5%.	65	156	–
Loan to Vodacom International Limited The loan provided by Standard Bank London Limited and RMB International (Dublin) Limited that amounts to US$180 million (Group share US$90 million) at March 31, 2005 is collateralised by guarantees provided by the Vodacom Group. The loan is repayable on July 19, 2006 and bears interest at an effective interest rate of LIBOR plus 0.6%.	–	–	564

	2003 Rm	2004 Rm	2005 Rm
25. Interest-bearing debt (continued)			
(b) Foreign debt (continued)			
Project finance funding for Vodacom Tanzania Limited	251	174	**143**
The drawn down portions of the project finance funding from external parties include the following: (a) Netherlands Development Finance Company US$10 million (2004: US$11 million; Group share: US$6 million) (b) Deutsche Investitions – Und Entwicklungsgesellschaft mbH €10 million (2004: €12 million; Group share: €6 million) (c) Standard Corporate and Merchant Bank US$12 million (Group share: US$6 million), (2004: US$16 million; Group share: US$8 million) (d) Barclays Bank (Local Syndicate Tanzania) TSH10,969 million (Group share: TSH5,485 million) (2004: TSH15,356 million; Group share: TSH7,678 million) These are collateralised by a charge over 51% of the shares, the licence and Vodacom Tanzania Limited's tangible and intangible assets. The loans bear interest based upon the foreign currency denomination of the project financing between 5.9% and 13% per annum and will be fully repaid by March 2008.			
Loan to Vodacom Congo (RDC) s.p.r.l.	35	–	**–**
Vodacom's share of the loan provided by Standard Finance (Isle of Man) Limited amounted to US$9 million (Group share: US$5 million) at March 31, 2003. The loan bore interest at an effective rate of LIBOR plus 1.5% and was repaid on July 1, 2003.			
Vodacom Congo (RDC) s.p.r.l.	3	2	**4**
Vodacom's share of the short-term facility amounts to US$1 million (Group share: US$ 0,5 million). The facility bears interest at 18% per annum.			
Preference shares issued by Vodacom Congo (RDC) s.p.r.l.	75	60	**116**
The preference shares of US$37 million (2004: US$19 million, 2003: US$19 million; Group share: US$19 million; 2004: US$10 million, 2003: US$10 million) bear interest at a rate of 4% per annum. The preference shares are redeemable, but only after the first three years from date of inception and only on the basis that the shareholders are repaid simultaneously and in proportion to their shareholding.			
(c) Finance leases	1,114	1,197	**1,209**
The finance leases are secured by land and buildings with a book value of R588 million (2004: R616 million; 2003: R635 million) (Refer note 10). These amounts are repayable within periods ranging from 4 to 15 years. Interest rates vary between 12.1% and 16.9%.			
Included in long-term and short-term debt is:			
Debt guaranteed by the South African Government	3,683	3,906	**4,113**
A major portion of the guaranteed debt relates to the TK01 debt instrument. Telkom may issue or re-issue locally registered debt instruments in terms of the Post Office Amendment Act 85 of 1991. The borrowing powers of Telkom are set out in Note 19.			

Notes to the consolidated annual financial statements

for the three years ended March 31, 2005

		2003 Rm	2004 Rm	2005 Rm
25.	**Interest-bearing debt** (continued)			

Repurchase agreements

The Group actively manages a portfolio of repurchase agreements in the South African capital and money markets with a view to financing short-term liquidity gaps. Interest paid by the Group is based on the current market-related yield.

2005

Maturity period	Yield			
7 days (R77,000)	6.9%			–

2004

Maturity period	Yield			
7 days	9.3%		27	

2003

Maturity period	Yield			
1 day	10.8% – 11.54%	167		

Due to the short-term nature of these transactions and the fact that the transactions are initiated based on market-related interest rates, the carrying value approximates the fair value.

Collateral in the form of publicly tradable bonds has been delivered in respect of the above transactions.

The terms and conditions of these transactions are governed by signed ISMA agreements with all counter parties and the regulations of the BESA. The fair value has been derived at with reference to BESA quoted prices.

26. **Repayment of gross interest-bearing debt**

Year repayable	2003 Total Rm	2004 Total Rm	2005 Foreign Rm	2005 Local Rm	2005 Total Rm
2003/2004	4,768	–	–	–	–
2004/2005	5,173	4,197	–	–	–
2005/2006	4,682	4,227	4,209	290	4,499
2006/2007	1,553	1,553	623	1,539	2,162
2007/2008	4,576	4,710	41	4,714	4,755
2008/2009	127	135	–	97	97
Thereafter	5,302	5,329	131	5,270	5,401
	26,181	20,151	5,004	11,910	16,914

The Euro Bond with a nominal value of €500 million at March 31, 2005 was redeemed on April 11, 2005. The facility was refinanced with commercial paper bills ranging in maturities from one month to one year, with yields of between 7.00% and 7.51%, and an additional R600 million (nominal amount) of the existing TL06 bond.

	2003 Rm	2004 Rm	2005 Rm
27. Provisions	2,540	2,438	**2,460**
Employee related	3,950	3,670	**3,772**
Annual leave	417	401	**337**
Balance at beginning of year	463	417	**401**
Charged to employee expenses	114	162	**74**
Leave utilised or paid	(160)	(178)	**(138)**
Post-retirement medical aid (Refer note 30)	2,289	2,420	**2,430**
Balance at beginning of year	2,154	2,289	**2,420**
Interest cost	225	249	**249**
Current service cost	20	24	**27**
Actuarial gain	(5)	–	**–**
Settlement and curtailment loss/(gain)	22	(1)	**(94)**
Termination settlement	(13)	(9)	**(13)**
Contributions	(114)	(132)	**(159)**
Retirement and pension fund deficits (Refer note 30)	474	–	**–**
Balance at beginning of year	759	474	**–**
Repayment of the deficit	(325)	(518)	**–**
Interest cost	86	44	**–**
Curtailment gain	(9)	–	**–**
Realisation of fund reserve	(37)	–	**–**
Telephone rebates (Refer note 30)	162	164	**179**
Balance at beginning of year	146	162	**164**
Interest cost	24	19	**16**
Current service cost	3	4	**2**
Actuarial gain	(11)	(21)	**–**
Curtailment gain	–	–	**(3)**
Bonus	608	685	**826**
Balance at beginning of year	336	608	**685**
Charged to employee expenses	460	546	**732**
Payment	(188)	(469)	**(591)**
Non-employee related	415	97	**116**
Supplier dispute (Refer note 39)	356	–	**–**
Balance at beginning of year	375	356	**–**
Released to selling, general and administrative expenses	(19)	(356)	**–**
Warranty provision	5	17	**14**
Balance at beginning of year	1	5	**17**
Charged to selling, general and administrative expenses	5	14	**6**
Provision utilised	(1)	(2)	**(9)**
Other	54	80	**102**

		2003 Rm	2004 Rm	2005 Rm
27.	**Provisions**(continued)			
	Less: **Short-term provisions**	(1,825)	(1,329)	(1,428)
	Annual leave	(417)	(401)	(337)
	Post-retirement medical aid	(150)	(158)	(171)
	Retirement and pension fund deficits	(221)	–	–
	Telephone rebate	(14)	(12)	(16)
	Bonus	(608)	(685)	(826)
	Supplier dispute	(356)	–	–
	Warranty provision	(5)	(17)	(14)
	Other	(54)	(56)	(64)

Annual leave

In terms of the Group's policy, employees are entitled to accumulate vested leave benefits not taken within a leave cycle, to a cap of 25 days (2004: 28 days) which must be taken within an 18 month leave cycle for Telkom, and a cap of 45 days for Vodacom. The leave cycle is reviewed annually and is in accordance with legislation.

Bonus

The Telkom bonus scheme consists of performance bonuses which are dependent on achievement of certain financial and non-financial targets. The bonus is payable to all qualifying employees once every year after the Company's results have been made public.

Vodacom's bonus provision consists of a performance bonus based on profit achievement. The performance bonus is payable in May each year to members of management and is payable bi-annually in December and May to staff members. The maximum bonus payable is determined by applying a specific formula based upon Vodacom achieving a pre-determined profit and the employee's achievement of specified performance targets. Management and staff must be in service on May 31 to qualify for the bonus.

Deferred bonus incentive

Vodacom's deferred bonus incentive provision represents the present value of the expected future cash outflows of the entitlement value at the balance sheet date less the value at which the entitlements were issued, multiplied by the number of entitlements allocated to a participant. The value of the bonus entitlements are determined based upon the audited consolidated financial statements of the Vodacom Group. Periodically, a number of entitlements are issued to employees, the value of which depends on the seniority of the employee. The participating rights of employees vest at different stages and employees are entitled to cash in their entitlements within one year after the participating rights have vested. The provision is utilised when eligible employees receive the value of vested entitlements.

Supplier dispute

Telkom provided RNil (2004: RNil; 2003: R356 million) for its estimate of a probable liability which includes interest and legal fees (Refer note 38).

Warranty provision

The warranty provision in Vodacom covers manufacturing defects in the second year of warranty on handsets sold to customers. The estimate is based on claims notified and past experience.

Other

Included in other provisions is an amount provided for asset retirement obligations.

Other provisions also include provisions for losses as a result of onerous contracts, advertising co-operation and various other smaller provisions. The provision for onerous contracts represents the Group's liability in respect of onerous lease contracts related to certain buildings. The provision is discounted for the respective periods of the lease contracts. The provision for advertising co-operation represents the funds received from handset suppliers for expenditure not yet spent by the Group or external service providers.

Change in comparatives

The Group restated its sick leave provision for the year ended March 31, 2004 with R330 million (2003: R329 million) (Refer note 2).

		2003 Rm	2004 Rm	2005 Rm
28.	**Trade and other payables**	5,229	6,007	**6,782**
	Trade payables	2,801	3,435	**4,233**
	Finance cost accrued	532	463	**385**
	Accruals	1,896	2,109	**2,164**

Included in accruals is an amount for workforce reduction expenses of
R606 million (Refer note 5.1).

		2003	2004	2005
29.	**Deferred revenue and deferred expenses**			
	Deferred revenue	1,328	1,757	**1,654**
	Long-term deferred revenue	305	353	**260**
	Current portion of deferred revenue	1,023	1,404	**1,394**
	Deferred expenses	415	632	**332**
	Long-term deferred expenses	143	202	**118**
	Current portion of deferred expenses	272	430	**214**

Included in deferred revenue is profit on the sale and leaseback of certain Telkom buildings of R151 million (2004: R162 million; 2003: R173 million). A profit of R11 million is recognised in income on a straight line basis, over the period of the lease ending 2019.

Change in comparatives
R151 million (2003: R150 million) has been reclassified from Current portion of deferred revenue to Non-current portion of deferred revenue (Refer note 2).

Further, a change in accounting policy resulted in activation revenue and costs up to the amount of R412 million (2003: R298 million) being deferred and recognised ratably over the average expected life of the customer. The excess of the costs over revenues is expensed immediately. Previously, activation revenue and costs were recognised upon activation by the customers (Refer note 2).

The Group also reclassified expenses from Trade and other receivables to Current portion of deferred expenses for the years ended March 31, 2004 with R220 million and 2003 with R117 million (Refer note 2).

30. Employee benefits
The Group provides benefits for all its permanent employees through the Telkom Pension Fund and the Telkom Retirement Fund and the Vodacom Group Pension Fund. Membership is compulsory. In addition, certain retired employees receive medical aid benefits and a telephone rebate. All of the liabilities are actuarially determined and valuations performed at intervals not exceeding three years. Actuarial calculations are performed in the periods between valuations.

At March 31, 2005, the Group employed 34,537 employees (2004: 37,543), of which 2,745 (2004: 312) were employees affected by the workforce reduction.

The Telkom Pension Fund
The Telkom Pension Fund is a defined benefit fund that was created in terms of the Post Office Amendment Act 85 of 1991. All employees who were members of the Government Service Pension Fund and Temporary Employees Pension Fund were transferred to a newly established Telkom Pension Fund. The deficits that existed in the aforementioned State Funds were transferred to the Telkom Pension Fund. Legislation also made provision that Telkom would guarantee the financial obligations of the Telkom Pension Fund. The South African Government guaranteed the actuarially valued deficit of the Telkom Pension Fund as at September 20, 1991, plus interest as determined by the State Actuary. The deficit related to the transferred members was fully repaid during 2004.

Telkom can only benefit from the surplus through contribution holidays, if the statutory funding level exceeds 100%. The latest actuarial calculation performed at March 31, 2005 indicates that the pension fund is in a surplus funding position of R45 million.

The most recent statutory valuation of the Telkom Pension Fund performed in March 2004, indicated a statutory deficit. The current contributions are based on that valuation. Management expects to complete the next statutory valuation in June 2005.

Notes to the consolidated annual financial statements
for the three years ended March 31, 2005

30. Employee benefits (continued)

With effect from July 1, 1995, the Telkom Pension Fund was closed to new members. The funded status of the Telkom Pension Fund is disclosed below.

	2003 Rm	2004 Rm	**2005 Rm**
Telkom Pension Fund			
The net periodic pension costs include the following components:			
Interest and service cost on projected benefit obligations	17	22	**22**
Expected return on plan asset	(28)	(32)	**(22)**
Amortisation of unrecognised net loss	–	2	**5**
Net periodic pension (benefit)/expense	(11)	(8)	**5**
Pension contributions (Refer note 5.1)	18	22	**12**
The status of the pension plan is as follows			
Benefit obligation:			
At beginning of year	113	162	**190**
Interest and service cost	20	22	**22**
Employee contributions	–	3	**3**
Benefits paid and net cash flow	–	(7)	**–**
Actuarial loss/(gain)	29	10	**(29)**
Benefit obligation at end of year	162	190	**186**
Plan assets at fair value:			
At beginning of year	190	211	**219**
Expected return on plan assets	28	32	**22**
Net cash flows	21	17	**14**
Actuarial loss	(28)	(41)	**(24)**
Plan assets at end of year	211	219	**231**
Present value of funded obligation	162	190	**186**
Fair value of plan assets	(211)	(219)	**(231)**
Funded status	(49)	(29)	**(45)**
Unrecognised net actuarial loss	(50)	(100)	**(89)**
Unrecognised net asset	(99)	(129)	**(134)**
The surplus is not recognised due to the legal status of surpluses in South Africa. The income statement expense is therefore the amount of pension contributions.			
Expected return on plan assets	28	31	**22**
Actuarial loss on plan assets	(28)	(41)	**(24)**
Actual return loss on plan assets	–	(10)	**(2)**
Principal actuarial assumptions were as follows:			
Discount rate (%)	11.5	10.0	**9.0**
Yield on government bonds (%)	12.5	9.0	**9.0**
Long-term return on equities (%)	16.0	12.0	**12.0**
Long-term return on cash (%)	10.5	7.0	**7.0**
Administration fee allowance (%)	0.5	1.0	**1.0**
Expected return on plan assets (%)	14.0	10.0	**10.0**
Salary inflation rate (%)	8.0	7.0	**6.0**
Pension increase allowance (%)	4.7	3.8	**3.6**
Funding level per actuarial valuation (%)	94.0	94.0	**98.5**
The number of employees registered under the Telkom Pension Fund Plan	382	339	**295**

The total expected contributions payable to the pension fund for the next financial year is R7 million.

Notes to the consolidated annual financial statements
for the three years ended March 31, 2005

	2003	2004	2005
30. Employee benefits (continued)			
Actuarial calculations/valuations were performed by qualified actuaries to determine the benefit obligation, plan asset and service costs for the pension and retirement funds for each of the financial periods presented.			
The fund portfolio consists of the following:			
Equities (%)	70	60	**62**
Bonds (%)	20	30	**21**
Cash (%)	10	10	**17**
Expected future benefit payments are as follows:			**Rm**
2006			**12**
2007			**14**
2008			**15**
2009			**14**
2010			**19**
>5 years			**1,170**
Total			**1,244**

The Telkom Retirement Fund

The Telkom Retirement Fund was established on July 1, 1995 as a defined contribution plan. Existing employees were given the option to either remain in the Telkom Pension Fund or to be transferred to the Telkom Retirement Fund. All pensioners of the Telkom Pension Fund and employees who retired after July 1, 1995 were transferred to the Telkom Retirement Fund. At the same time the proportionate share of the deficit relating to the transferring employees and pensioners was transferred to the Telkom Retirement Fund. Upon transfer the Government ceased to guarantee the deficit in the Telkom Retirement Fund. Subsequent to July 1, 1995 further transfers of existing employees occurred.

The Telkom Retirement Fund is governed by the Pension Funds Act, Act No. 24 of 1956. In terms of section 37A of this Act, the pension benefits payable to the pensioners cannot be reduced.

The Telkom Retirement Fund is a defined contribution fund with regard to in-service members. On retirement, an employee is transferred from the defined contribution plan to a defined benefit plan. Telkom guarantees a minimum benefit to retirees that is based on their contributions and the performance of the defined contribution plan at retirement date. Increases in the benefit subsequent to an employee's retirement are also guaranteed.

Telkom guarantees any actuarial shortfall of the pensioner pool in the retirement fund. This liability is initially funded through assets of the retirement fund. The latest actuarial calculation performed at March 31, 2005 indicates that the retirement fund is in a surplus funding position of R457 million.

The last statutory valuation of the funds performed in March 2004, indicated a statutory deficit and the current contributions are based on that valuation. Management expects to complete the next statutory valuation in June 2005.

In December 2001 the Pension Funds Second Amendment Act was promulgated. The Act generally provides for:

- the payments of enhanced benefits to former members and minimum pension increases for pensioners; and
- the apportionment of any actuarial surplus existing in the fund, at the apportionment date, in an equitable manner between existing members, including pensioners, former members and the employer in such proportions as the Trustees of the fund shall determine.

Until this process has been finalised, Telkom cannot recognise any surplus in the fund.

Notes to the consolidated annual financial statements
for the three years ended March 31, 2005

	2003 Rm	2004 Rm	**2005 Rm**
30. Employee benefits (continued)			
The funded status of the Telkom Retirement Fund is disclosed below.			
Telkom Retirement Fund			
The net periodic retirement costs include the following components:			
Interest and service cost on projected benefit obligations	307	279	**301**
Expected return on plan assets	(479)	(421)	**(338)**
Amortisation of unrecognised net (gain)/loss	(48)	–	**29**
Net periodic pension benefit	(220)	(142)	**(8)**
Retirement fund contributions (Refer note 5.1)	421	423	**429**
Benefit obligation:			
At beginning of year	2,809	2,679	**3,162**
Interest and service cost	307	279	**301**
Benefits paid and net cash flow	(279)	(307)	**(329)**
Actuarial (gain)/loss	(158)	511	**886**
Benefit obligation at end of year	2,679	3,162	**4,020**
Plan assets at fair value:			
At beginning of year	3,512	3,106	**3,540**
Expected return on plan assets	478	421	**338**
Net cash flows	(185)	(305)	**(329)**
Actuarial (loss)/gain	(699)	318	**928**
Plan assets at end of year	3,106	3,540	**4,477**
Present value of funded obligation	2,679	3,162	**4,020**
Fair value of plan assets	(3,106)	(3,540)	**(4,477)**
Funded status	(427)	(378)	**(457)**
Unrecognised net actuarial loss	(190)	(382)	**(312)**
Unrecognised net asset	(617)	(760)	**(769)**
The surplus is not recognised due to the legal status of surpluses in South Africa. The income statement expense is therefore the amount of the retirement contributions.			
Expected return on plan assets	479	421	**338**
Actuarial (loss)/gain on plan assets	(699)	318	**928**
Actual return on plan assets	(220)	739	**1,266**
Included in fair value of plan assets is:			
Office buildings occupied by Telkom	127	127	**221**
Telkom bonds	27	46	**39**
Telkom shares	28	121	**187**

Notes to the consolidated annual financial statements
for the three years ended March 31, 2005

	2003	2004	2005

30. Employee benefits (continued)

The Telkom Retirement Fund invests its funds in South Africa and internationally. Ten fund managers invest in South Africa and four of these managers specialise in trades with bonds on behalf of the Retirement Fund. The international investment portfolio consists of global equity and hedged funds.

	2003	2004	2005
Principal actuarial assumptions were as follows:			
Discount rate (%)	11.5	10.0	9.0
Yield on government bonds (%)	12.5	9.0	9.0
Long-term return on equities (%)	16.0	12.0	12.0
Long-term return on cash (%)	10.5	7.0	7.0
Administration fee allowance (%)	0.5	1.0	1.0
Expected return on plan assets (%)	14.0	10.0	10.0
Salary inflation rate (%)	8.0	7.0	6.0
Pension increase allowance (%)	4.7	3.8	3.6
Funding level per actuarial valuation (%)	84	84	100
The number of pensioners registered under the Telkom Retirement Fund Plan	13,756	14,268	14,087
The number of in-service employees registered under the Telkom Retirement Fund	34,974	32,017	28,677

The total expected contributions payable to the retirement fund for the next financial year is R556 million.

	2003	2004	2005
The fund portfolio consists of the following:			
Equities (%)	70	60	62
Bonds (%)	20	30	21
Cash (%)	10	10	17

Expected future benefit payments are as follows:	Rm
2006	362
2007	378
2008	394
2009	410
2010	424
>5 years	17,119
Total	19,087

Vodacom Group Pension Fund

All eligible employees of the Vodacom Group are members of the Vodacom Group Pension Fund, a defined contribution pension scheme. Certain executive employees of Vodacom are also members of the Vodacom Executive Provident Fund, a defined contribution provident scheme. Both schemes are administered by ABSA Consultants and Actuaries (Proprietary) Limited. The Group's share of the current contributions to the Pension Fund amounted to R35 million (2004: R33 million; 2003: R26 million). The Group's share of the current contributions to the Provident Fund amounted to R2 million (2004: R3 million; 2003: R3 million). The Vodacom employees at March 31, 2005 were 4,991 (2004: 4,609; 2003: 4,406). The South African funds are governed by the Pension Funds Act No. 24 of 1956.

Medical benefits

Telkom SA Limited makes certain contributions to medical funds in respect of current and retired employees. The scheme is a defined benefit plan. The expense in respect of current employees' medical aid is disclosed in Note 5. The amounts due in respect of post-retirement medical benefits to current and retired employees have been actuarially determined and provided for as set out in Note 27. The Company has terminated future post-retirement medical benefits in respect of employees joining after July 1, 2000.

There are three major categories of members entitled to the post-retirement medical aid: pensioners who retired before 1994 ('Pre-94'); those who retired after 1994 ('Post-94'); and the in-service members. The Post-94 and the in-service members' liability is subject to a Rand cap, which increases annually with the average salary increase.

Eligible employees must be employed by Telkom until retirement age to qualify for the post-retirement medical aid. The most recent actuarial valuation of the benefit was performed as at March 31, 2005.

Notes to the consolidated annual financial statements
for the three years ended March 31, 2005

30. Employee benefits (continued)

Medical benefits (continued)

The Company has allocated certain investments to fund this liability as set out in Note 13. These investments do not qualify as plan assets.

The status of the medical aid liability is disclosed below:

	2003 Rm	2004 Rm	2005 Rm
Medical aid			
Present value of unfunded obligation	2,161	2,378	2,587
Unrecognised net actuarial gain/(loss)	128	42	(157)
Liability as disclosed in the balance sheet (Refer note 27)	2,289	2,420	2,430
Principal actuarial assumptions were as follows:			
Discount rate (%)	11.5	10.0	9.0
Salary inflation rate (%)	8.0	7.0	6.0
Medical inflation rate (%)	10.5	8.0	7.0
Withdrawal rate (%)	30.0	15.0	30.0
Actual retirement age	65	65	65
Average retirement age	63	63	60
Number of members	27,305	23,522	18,890
Number of pensioners	8,180	8,233	8,845

The liability is extremely sensitive to changes in the underlying assumptions. The impact of a 1 percentage point movement in the healthcare cost and salary inflation rate is as follows:

Impact on total service and interest cost components for one point increase			7
Impact on post-retirement benefit obligation for one point increase			354
Impact on total service and interest cost components for one percent decrease			(6)
Impact on post-retirement benefit obligation for one percent decrease			(325)

Telephone retabes

Telkom SA Limited provides telephone rebates to its pensioners. The most recent actuarial valuation was performed in March 2005. Eligible employees must be employed by Telkom until retirement age to qualify for the telephone rebates. The scheme is a defined benefit plan.

The status of the telephone rebate liability is disclosed below:

	2003	2004	2005
Present value of unfunded obligation	162	164	177
Unrecognised net actuarial loss	–	–	2
	162	164	179
Principal actuarial assumptions were as follows:			
Discount rate (%)	11.5	10.0	9.0
Rebate inflation rate (%)	8.0	5.0	–
Actual retirement age	65	65	65
Average retirement age	63	63	60
Number of members	23,427	21,867	18,834
Number of pensioners	14,023	11,686	10,571

Notes to the consolidated annual financial statements
for the three years ended March 31, 2005

30. Employee benefits (continued)

Telkom Conditional Share Plan

Telkom's shareholders approved the Telkom Conditional Share Plan at the January 2004 Annual General Meeting. The scheme covers both operational and management employees and is aimed at giving shares to Telkom employees, at a RNil exercise price, at the end of the vesting period. The vesting period for the operational employees share award is 0% in year one, 33% in each of the three years thereafter, while the management share award vests fully after three years. Although the number of shares awarded to employees will be communicated at the grant date, the ultimate number of shares that vest may differ based on certain performance conditions being met.

The Telkom Board approved the award of 3,2 million shares in 2004, the grant of which occurred in August 2004. No consideration is payable on the shares issued to employees, but performance criteria will need to be met in order for the shares to be granted and vested.

The following table illustrates the movement of the maximum number of shares that will vest to employees:

	2003 Rm	2004 Rm	2005 Rm
Outstanding at beginning of year	–	–	–
Granted during the year	–	–	3,046,242
Forfeited during the year	–	–	(103,118)
Outstanding at end of year	–	–	2,943,124

The fair value of the shares granted has been calculated by an actuary using a market share price of R77,50 at grant date, and adjusted for a 2.6% dividend yield. The principal assumptions used in calculating the expected number of shares that will vest are as follows:

	2003	2004	2005
Employee turnover (%)	–	–	5
Meeting specified performance criteria (%)	–	–	100

At March 31, 2005 the estimated total compensation expense to be recognised over the vesting period was R192 million, of which R68 million was recognised in employee expenses for the year.

31. Reconciliation of profit after taxation to cash generated from operations

	12,063	15,770	18,159
Profit for the year	1,700	4,592	6,807
Finance charges	4,201	3,264	1,695
Taxation	1,035	1,711	3,070
Investment income	(256)	(322)	(350)
Interest received from debtors	(167)	(156)	(127)
Listing costs	154	–	–
Non-cash items	6,300	6,517	6,329
Depreciation, amortisation, impairment and write-offs	6,499	7,248	6,288
Decrease in provisions	(139)	(687)	135
Profit on disposal of property, plant and equipment	(15)	(19)	(30)
Profit on disposal of investment	(89)	(25)	(64)
Share issue expenses reversed	44	–	–
(Decrease)/increase in working capital	(904)	164	735
Inventories	(26)	115	(136)
Accounts receivable	(107)	(275)	441
Accounts payable	(771)	324	430

		2003 Rm	2004 Rm	2005 Rm
32.	**Finance charges paid**	(2,776)	(1,255)	**(809)**
	Finance charges per income statement	(4,201)	(3,264)	**(1,695)**
	Non-cash items	1,425	2,009	**886**
	Movements in interest accruals	(552)	643	**379**
	Net discount amortised	592	581	**482**
	Fair value adjustment	2,121	1,130	**(83)**
	Unrealised foreign exchange (loss)/gain	(736)	(345)	**108**
33.	**Taxation refunded/(paid)**	102	(562)	**(1,487)**
	Net asset/(liability) at beginning of year	888	99	**(460)**
	Interest accrual on tax receivable	40	–	**–**
	Taxation	(727)	(1,107)	**(2,738)**
	Business combination	–	(14)	**–**
	Tax (asset)/liability at end of year	(99)	460	**1,711**
34.	**Dividend paid**	(25)	(548)	**(629)**
	Dividends payable at beginning of year	–	–	**(7)**
	Dividends declared	–	(501)	**(606)**
	Dividends paid to minority shareholders	(25)	(54)	**(23)**
	Dividends payable at end of year	–	7	**7**

35. Disposal of subsidiaries

On February 27, 2002, the Group's 50% joint venture company, Vodacom, disposed of its 51% interest in Vodacom Sport and Entertainment (Proprietary) Limited and on March 31, 2002, its 100% interest in Film Fun Holdings (Proprietary) Limited.

Net cash inflow from these disposals		16	–	**–**

The deferred consideration was only received in the 2003 financial year.

Notes to the consolidated annual financial statements
for the three years ended March 31, 2005

	2003 Rm	2004 Rm	**2005 Rm**
36. Purchase of subsidiaries, joint ventures and minority shareholders' interests			
Acquisitions			
The following acquisitions were made:			
By Telkom			
During the 2004 financial year, a 100% shareholding in Rossal No 65 (Proprietary) Limited for R100. This company will be utilised to administer, on behalf of Telkom SA Limited, the Telkom Conditional Share Plan.		–	
During the 2005 financial year, a 100% shareholding in Acajou Investments (Proprietary) Limited for R100. This company will be utilised to hold treasury shares acquired in Telkom SA Limited up to the maximum as allowed by the JSE Securities Exchange rules.			–
By the Group's 50% joint venture, Vodacom			
On March 1, 2004, a 51% interest in the equity of Smartphone SP (Proprietary) Limited, which has a 100% shareholding in Stand 13 Eastwood Road Dunkeld (Proprietary) Limited and 53% in Ithuba Smartcall (Proprietary) Limited		–	
The aggregate fair value of assets acquired and liabilities assumed on the purchase of subsidiaries and joint ventures were as follows:			
Aggregate fair value of net assets acquired		(5)	
Property, plant and equipment		(3)	
Investment properties		(5)	
Trademarks, copyrights and other		(194)	
Investments		(8)	
Inventory		(16)	
Accounts receivable		(58)	
Cash and cash equivalents		(75)	
Deferred taxation liability (including tax effect on intangibles)		60	
Accounts payable		279	
Taxation payable		15	
Goodwill		(112)	
Purchase price		(117)	
Cash and cash equivalents		75	
Cash consideration		(42)	
Less: Amount payable		117	
		75	

The purchase price of R234 million (Group share: R117 million) was paid on April 7, 2004. The outstanding amount accrued interest at prime less 2% per annum from March 1, 2004 up to the date of payment.

36. Purchase of subsidiaries, joint ventures and minority shareholders' interests(continued)

	2005 Rm
On April 16, 2004, an 85.75% interest in the equity of Smartcom (Proprietary) Limited through its 51% owned subsidiary, Smartphone SP (Proprietary) Limited.	
Aggregate fair value of net assets acquired	(36)
Property, plant and equipment	(3)
Trademarks, copyrights and other	(48)
Deferred taxation asset	(1)
Inventory	(2)
Accounts receivable	(27)
Cash and cash equivalents	(31)
Deferred taxation liability (including tax effect on intangibles)	14
Accounts payable	57
Dividends payable	5
Minority interest	5
Goodwill	(4)
Purchase price	(35)
Cash and cash equivalents	31
Cash consideration	(4)
Plus: Smartphone SP (Proprietary) Limited's share of the dividend paid by Smartcom (Proprietary) Limited	(4)
	(8)
The carrying value of the assets and liabilities at acquisition was as follows:	2
Non current assets	3
Current assets	60
Current liabilities	(61)

The purchase price of R78 million (Group share: R39 million) including capitalised costs excluding dividend from Smartcom (Proprietary) Limited, was paid during April 2004. The company declared a dividend to its shareholders from pre-acquisition reserves on August 18, 2004. The dividend was paid on August 31, 2004. The goodwill relating to the acquisition represents future synergies and the ability to directly control the Group's customers.

On February 1, 2005, the cellular business of Tiscali (Proprietary) Limited. The fair value of the assets and liabilities were preliminarily determined as follows:	
Aggregate fair value of net assets acquired	(15)
Trademarks, copyrights and other	(22)
Deferred taxation liability	7
Goodwill	(5)
Purchase price	(20)

The customer base was not previously recorded in the accounting records of Tiscali (Proprietary) Limited as it was an internally generated intangible asset. The goodwill related to the acquisition represents future synergies and the ability to directly control customers. It is impracticable to disclose the revenue and profit of the business that is included in the current year's results as the customer base was integrated into Vodacom Service Provider Company (Proprietary) Limited. The profit and revenue related to these customers were not separately recorded. For the same reason stated above, it would not be practicable to determine the impact on revenue and profits of the Vodacom Group for a full year.

36. Purchase of subsidiaries, joint ventures and minority shareholders' interests (continued)

Business combination

The Vodacom Group has a 51% equity interest in Vodacom Congo (RDC) s.p.r.l. ('Vodacom Congo'), which commenced business on December 11, 2001. This investment is governed by a shareholders' agreement, which previously provided the minority shareholder with certain protective and participative rights and therefore, in terms of IAS31 Interests in Joint Ventures, Vodacom Congo was considered to be a joint venture resulting in it being proportionately consolidated in the financial statements for the years ended March 31, 2004 and 2003.

The Vodacom Group, in terms of the previous shareholders' agreement was, however, ultimately responsible for the funding of the operations of Vodacom Congo. The shareholders' agreement also gave Vodacom the right to appoint management and the majority of the Board of the company. Vodacom also had a management agreement to manage the company on a day-to-day basis.

During the current financial year a new shareholders' agreement was negotiated which removed these participative rights, resulting in Vodacom Congo now being controlled and considered to be a 51% owned subsidiary of Vodacom from April 1, 2004. Vodacom's interest in the company is consolidated from this date in accordance with IAS27 Consolidated and Separate Financial Statements.

The 49% portion of the assets, liabilities and losses attributable to the joint venture partner as at March 31, 2004 that has not been consolidated at that date, were as follows:

	As at March 31, 2004 Rm
Net loss for the year after taxation	(7)
Total liabilities	(567)
Total assets	491
The following assets and liabilities were consolidated on April 1, 2004 to account for Vodacom Congo (RDC) s.p.r.l. as a subsidiary:	
Total assets	491
Property, plant and equipment	298
Intangible assets	51
Deferred taxation asset	48
Inventory	13
Accounts receivable	32
Short-term investments and loans	38
Cash and cash equivalents	11
Total liabilities	(567)
Accounts payable	(70)
Short-term interest-bearing debt	(493)
Bank overdraft	(4)
Non-distributable reserve	(41)
Distributable reserves	(117)

No portion was allocated to the minorities as a result of the negative net equity position of the company. The negative net equity was recorded directly in reserves on April 1, 2004.

Notes to the consolidated annual financial statements

for the three years ended March 31, 2005

37. Undrawn borrowing facilities and guarantees

37.1 **Rand denominated facilities and guarantees**

Telkom has general banking facilities of R3,114 million with no amounts utilised at March 31, 2005. The facilities are unsecured, bear interest at a rate linked to prime, have no specific maturity date and are subject to annual review.

The Group exposure is 50% of the following items:

Vodacom has a Rand denominated credit facility totalling R4,401 million with R3,272 million unutilised at March 31, 2005. The facilities are uncommitted and can also be utilised for foreign loans and are subject to review at various dates (usually on an annual basis).

Guarantor	Details	Beneficiary	2003 Rm	2004 Rm	**2005 Rm**
Vodacom (Proprietary) Limited	All guarantees individually less than R2 million	Various	3	3	**3**
Vodacom Service Provider Company (Proprietary) Limited	All guarantees individually less than R2 million	Various	2	3	**3**
Vodacom Group (Proprietary) Limited	Guarantee in respect of receipt of independent intermediaries of premiums on behalf of short-term insurers and Lloyd's underwriters, and relating to short-term insurance business carried on in RSA. Terminates on May 31, 2005.	SA Insurance Association for benefit of insurers	10	14	**18**
Smartcom (Proprietary) Limited	Guarantees for salary bank account and debit orders	Various	–	–	**3**
			15	20	**27**

Notes to the consolidated annual financial statements
for the three years ended March 31, 2005

37. Undrawn borrowing facilities and guarantees (continued)

37.2 Foreign denominated facilities and guarantees

The Group exposure is 50% of the following items:

Vodacom Tanzania Limited has project funding facilities of US$46 million, which were fully utilised at March 31, 2005. Vodacom Congo (RDC) s.p.r.l. has a revolving credit facility of US$4 million of which US$3 million was utilised at March 31, 2005. Vodacom International Limited has a revolving term loan of US$180 million which was fully utilised at March 31, 2005. Vodacom Lesotho (Proprietary) Limited has overdraft facilities with various banks of M47 million and of which M15 million was utilised at March 31, 2005. Foreign currency term facilities are predominantly US Dollar based, at various maturities and are utilised for bridging and short-term working capital needs.

Guarantor	Details	Beneficiary	Currency	2003 Rm	2004 Rm	2005 Rm
Nedbank on behalf of Vodacom (Proprietary) Limited	Unsecured standby letters of credit*	Alcatel CIT	€41 million (2004: €25 million; 2003: €27 million)	233	195	**330**
Vodacom Group (Proprietary) Limited	Guarantees issued for the obligation of Vodacom Congo (RDC) s.p.r.l.**	ABSA	€Nil (2004: €54 million; 2003: €50 million)	430	416	**–**
Vodacom Group (Proprietary) Limited	Guarantees issued for the obligation of Vodacom Congo (RDC) s.p.r.l.'s revolving credit facility**	ABSA	US$Nil (2004: US$32 million; 2003: US$32 million)	255	202	**–**
Vodacom Group (Proprietary) Limited	Guarantees issued for the obligation of Vodacom Congo (RDC) s.p.r.l.**	Standard Finance (Isle of Man) Limited	€Nil (2004: €23 million; 2003: €Nil)	–	174	**–**
Vodacom Group (Proprietary) Limited	Guarantees issued for the obligation of Vodacom Congo (RDC) s.p.r.l.**	Standard Finance (Isle of Man) Limited	US$Nil (2004: US$38 million; 2003: US$Nil)	–	237	**–**
Vodacom Group (Proprietary) Limited	Guarantees issued for the obligation of Vodacom International Limited's term loan facility**#	Standard Bank London Limited and RMB International (Dublin) Limited	US$180 million (2004: US$Nil; 2003: US$Nil)	–	–	**1,129**
Vodacom International Limited	Guarantees issued for the obligation of Vodacom Congo (RDC) s.p.r.l.'s revolving credit facility**	Alcatel CIT	€15 million (2004: €25 million; 2003: €Nil)	–	193	**122**
				918	1,417	**1,581**

* Amounts drawn down on the standby letters of credit amounted to R27 million (2004: R49 million; 2003: R67 million) and are included as liabilities in the balance sheet.

** Foreign denominated guarantees amounting to R1,190 million (2004: R623 million; 2003: R349 million) issued in support of Vodacom Congo (RDC) s.p.r.l. are included as liabilities in the balance sheet.

\# The Vodacom Group is in compliance with the covenants attached to the term loan facility.

Companies within the Group have provided the following guarantees:

Vodacom (Proprietary) Limited provides an unlimited guarantee for borrowings entered into by Vodacom Group (Proprietary) Limited.

Notes to the consolidated annual financial statements
for the three years ended March 31, 2005

		2003 Rm	2004 Rm	2005 Rm
38.	**Commitments**			
	Capital commitments authorised	6,974	7,151	**7,970**
	Fixed-line	4,977	4,566	**5,029**
	Mobile	1,997	2,585	**2,941**
	Commitments against authorised capital expenditure	435	439	**825**
	Fixed-line	104	88	**91**
	Mobile	331	351	**734**
	Authorised capital expenditure not yet contracted	6,539	6,712	**7,145**
	Fixed-line	4,873	4,478	**4,938**
	Mobile	1,666	2,234	**2,207**

Management expects these commitments to be financed from internally generated cash and other borrowings.

	Total Rm	<1 year Rm	1 – 5 years Rm	>5 years Rm
Operating lease commitments				
2005				
Buildings	**1,174**	**206**	**788**	**180**
Rental receivable on buildings	**(149)**	**(35)**	**(94)**	**(20)**
Transmission and data lines	**163**	**32**	**129**	**2**
Vehicles	**347**	**347**	**–**	**–**
Equipment	**37**	**6**	**31**	**–**
Sport and marketing contracts	**313**	**146**	**167**	**–**
Total	**1,885**	**702**	**1,021**	**162**
2004				
Buildings	809	141	365	303
Rental receivable on buildings	(227)	(57)	(125)	(45)
Transmission and data lines	64	17	46	1
Vehicles	540	540	–	–
Equipment	37	23	14	–
Sport and marketing contracts	364	149	215	–
Total	1,587	813	515	259
2003				
Buildings	1,011	171	452	388
Rental receivable on buildings	(274)	(47)	(162)	(65)
Transmission and data lines	15	4	11	–
Vehicles	719	719	–	–
Equipment	11	4	7	–
Sport and marketing contracts	228	123	105	–
Total	1,710	974	413	323

38. **Commitments** (continued)

Operating leases

The Group leases certain buildings, vehicles and equipment. The bulk of the lease terms negotiated for equipment-related premises are ten years with other leases signed for five years and three years. The bulk of non-equipment-related premises are for leases of three years to ten years. The majority of the leases normally contain an option clause entitling Telkom to renew the lease agreements for a period usually equal to the main lease term.

The minimum lease payments under these agreements are subject to annual escalations, which range from 8% to 12%.

Penalties in terms of the lease agreements are only payable should Telkom vacate the premises and negotiate to terminate the lease agreement prior to the expiry date, in which case the settlement payment will be negotiated in accordance with the market conditions of the premises. Future minimum lease payments under operating leases are included in the above note. Onerous leases for buildings, of which Telkom has no further use, no possibility of sub-lease and no option to cancel, are provided for in full.

The master lease agreement for vehicles was for a period of five years, and expired on March 31, 2005. A new agreement is currently being negotiated for a period of three years on similar terms and conditions as the previous agreement and is effective April 1, 2005. In accordance with the new agreement Telkom is not allowed to lease any similar vehicle as specified in the contract from any other service provider during the three year period, except for rentals at airports which are utilised in cases of subsistence and travel, as well as vehicles which are not part of the agreement. The agreement is structured to have no lease increases on vehicles that are continually leased from the lessor. If a vehicle, is however, replaced by a new similar vehicle, the lease costs of the newest vehicle will increase by the Consumer Price Index. All leased vehicles are, however, subject to any variance in the interest rate fluctuations and are adjusted as and when the adjustments are announced by the South African Reserve Bank. As there is no minimum usage clause in the master lease agreement, only the lease payments for the next year have been disclosed. The leases of individual vehicles are renewed annually.

	Total Rm	<1 year Rm	1 – 5 years Rm	>5 years Rm
Finance lease commitments				
2005				
Lease payments	**2,730**	**172**	**1,021**	**1,537**
Finance charges	**(1,521)**	**(168)**	**(642)**	**(711)**
Minimum lease payments	**1,209**	**4**	**379**	**826**
Present value of the liability	**1,059**			
Finance charges capitalised	**150**			
Liability as disclosed in Note 25	**1,209**			
2004				
Lease payments	2,884	155	818	1,911
Finance charges	(1,687)	(167)	(642)	(878)
Minimum lease payments	1,197	(12)	176	1,033
Present value of the liability	1,086			
Finance charges capitalised	111			
Liability as disclosed in Note 25	1,197			
2003				
Lease payments	2,889	109	748	2,032
Finance charges	(1,775)	(134)	(732)	(909)
Minimum lease payments	1,114	(25)	16	1,123
Present value of the liability	1,081			
Finance charges capitalised	33			
Liability as disclosed in Note 25	1,114			

Finance leases

A major portion of the finance lease relates to the sale and leaseback of certain of the Group's buildings. The lease term negotiated for the buildings is for a period of 25 years ending 2019. The minimum lease payments are subject to an annual escalation of 10% p.a. Telkom has the right to sub-let part of the buildings. In case of breach of contract, the lessor is entitled to cancel the lease agreement and claim damages.

Finance charges accruing on the Group's building leases exceed the lease payments for the next five years. Minimum lease payments for the next five years do not result in any income accruing to the Group.

		2003 Rm	2004 Rm	**2005** **Rm**
39.	**Contingencies**			
	Third parties	161	38	**33**
	Telkom SA Limited	119	33	**30**
	Joint venture	42	5	**3**
	Guarantee of employee housing loans	192	144	**122**

Third parties

These amounts represent sundry disputes with third parties that are not individually significant and that the Group does not intend to settle.

Guarantee of employee housing loans

Telkom guarantees a certain portion of employees' housing loans. The amount guaranteed differs depending on facts such as employment period and salary rates. When an employee leaves the employment of Telkom, any housing debt guaranteed by Telkom is settled, before any pension payout can be made to the employee. Telkom recognises a provision when it becomes probable that a guarantee will be called. The maximum amount of the guarantee in the event of the default is as disclosed above.

Supplier dispute

Expenditure of R594 million was incurred up to March 31, 2002 for the development and installation of an integrated end-to-end customer assurance and activation system to be supplied by Telcordia. In the 2001 financial year, the agreement with Telcordia was terminated and in that year, the Group wrote off R119 million of this investment. Following an assessment of the viability of the project, the balance of the Telcordia investment was written-off in the 2002 financial year. During March 2001, the dispute was taken to arbitration where Telcordia was seeking approximately US$130 million plus interest at a rate of 15.50% per year for money outstanding and damages. In September 2002, a partial ruling was issued by the arbitrator in favour of Telcordia. On November 5, 2002, Telkom brought an application in the High Court in South Africa to review and set aside the partial award. The hearing of the review application commenced on August 11, 2003. Judgement in Telkom's favour was handed down on November 27, 2003. Telcordia, however, brought an application for leave to appeal on April 28, 29 and 30, 2004. On May 3, 2004, the High Court dismissed the application by Telcordia and ordered Telcordia to pay the legal costs of Telkom, including the cost of two counsel. Telcordia also petitioned the United States District Court for the District of Columbia to confirm the partial ruling, which petition Telkom has successfully resisted. Telcordia, however, filed a notice to appeal against the decision of the District Court of Columbia, which appeal was heard on April 1, 2004. The court dismissed the appeal by Telcordia, on April 9, 2004.

On July 29, 2004, Telcordia filed a further petition to enforce the arbitrator's partial award in the District Court of New Jersey, USA. Telkom has instructed its attorneys to oppose the petition. Telcordia filed its petition brief in the District Court of New Jersey on October 8, 2004. Telkom's reply brief was served on Telcordia on October 22, 2004. The District Court of New Jersey requested oral argument to be heard on December 8, 2004. On December 8, 2004 the court dismissed Telcordia's petition. Telkom has since been informed that Telcordia intends to appeal the decision. Telkom now awaits the advice of its external attorneys in Washington, USA.

On July 30, 2004, Telcordia served its petition on Telkom for leave to appeal in the Supreme Court of Appeals, Bloemfontein. Telkom was required to file its reply to the petition on or before October 29, 2004. On November 29, 2004, the Supreme Court of Appeals, Bloemfontein, granted Telcordia leave to appeal. Telcordia filed its Notice of Appeal on January 24, 2005. The Record of Appeal must be filed three months thereafter. Telcordia has requested an extension to June 25, 2005 to file the Record of Appeal. Should the extension be granted, judgment in the matter may only be given early in 2006. Telcordia's Heads of Argument must be filed three months after the Record of Appeal has been filed. Telkom must file its Heads of Argument two months after Telcordia has filed its Heads of Argument. A date for the hearing of the appeal will only be allocated once all Heads of Argument have been filed.

Telkom has been requested by the South African Department of Trade and Industry to respond to issues raised by the United States Secretary of Commerce on the dispute between Telkom and Telcordia, following concerns raised by five members of the United States House of Representatives. Telkom has since prepared its response and submitted it to the Department of Trade and Industry.

The dispute between Telkom and Telcordia and the amount of any liability is not expected to be finalised until late 2005 or early 2006. As Telkom no longer believes it has a probable obligation, it has provided US$Nil (March 31, 2004: US$Nil; 2003: US$44 million) for its estimate of probable liabilities.

39. Contingencies (continued)

Competition Commission

The South African Value Added Network Services ('SAVA'), an association of Value Added Network Services ('VANS') providers, filed complaints against Telkom at the Competition Commission regarding alleged anti-competitive practices on the part of Telkom. Certain of the complaints have been referred to the Competition Tribunal by the Competition Commission for adjudication. The complaints deal with Telkom's alleged refusal to provide telecommunications facilities to certain VANS providers to construct their networks, alleged refusal to lease access facilities to VANS providers, alleged discriminatory pricing with regard to leased lines services and alleged refusal to peer with certain VANS providers. A maximum administrative penalty of up to 10%, calculated with reference to Telkom's annual turnover excluding subsidiaries and joint ventures, in the financial year prior to the complaint date, may be imposed if it is found that Telkom has committed a prohibited practice as set out in the Competition Act, 1998 (as amended). Telkom has brought an application in the High Court in respect of the Competition Tribunal's jurisdiction to adjudicate this matter on the basis that:

• the Competition Tribunal should not decide on the nature of Telkom's rights as contained in the Telecommunications Act, 1996 (as amended) as well as Telkom's various licences; and

• several of the complaints are already the subject of matters still pending at the Independent Communication Authority of South Africa ('ICASA'). Telkom argues that it is for the sectoral regulator, ICASA, to decide on the rights and obligations given to Telkom in terms of the Telecommunication Act and its PSTS licence.

Telkom is confident that it has not committed a prohibitive practice as set out in the provisions of the Competitions Act as authorised by its PSTS licence. We do not expect the Competition Tribunal to adjudicate on this matter within the next two years.

Interception of Communications and Provisions of Communication-related Information Act ('the Act')

The Act was assented and published on January 22, 2003, but will only become effective at a future date which is currently uncertain. Due to the fact that certain provisions of the Act are still being finalised, a reliable estimate of capital and operating costs that will potentially be incurred in order to comply with the provisions of the Act cannot be estimated at this stage.

The Group exposure is 50% of the following items:

Service providers

The Vodacom Group has committed as part of its strategy to acquire its customer bases from certain independent service providers. Should all conditions be met, the Group's commitments in this regard are estimated at R1 billion.

Global Alliance fees

The Vodacom Group will pay annual fees from February 18, 2005 for the services provided. The fee is calculated as a percentage of revenue.

Retention incentives

The Vodacom Group has committed a maximum of R373 million in respect of customers already beyond their normal 24 month contract period but who have not yet upgraded into new contracts and therefore have not utilised the incentives available for such upgrades. The Vodacom Group has not provided for the liability, as no legal obligation exists, since the customers have not yet entered into new contracts.

Other

An offer to purchase a 51% stake in Cointel VAS (Proprietary) Limited for R112 million was made by the Vodacom Group during the year. The Group is currently awaiting Competition Commission approval.

40. Financial instruments and risk management
Concentration of risks

Telkom is a party to collective bargaining agreements with unions covering the employment terms and conditions of a significant number of its employees. Telkom employees primarily belong to the Alliance of Telkom Union and the Communication Workers Union. These employees are bound to follow the decisions of the Union. Telkom has a good working relationship with the Unions and to date, there have been no significant disruptions to operations due to union activities.

Telkom has various commercial contracts with suppliers of goods and services which at a high level can be classified into IT, network, commercial (inclusive of outsourced entities), training and other. Risk reviews are conducted on a quarterly basis, while formal assessments are conducted on an annual basis. If specific risks are highlighted during a review, a formal assessment is conducted immediately. Risk exposure is evaluated against the following criteria:

• the value of the contract/Company spend to date;

• impact of suppliers/service providers on key strategic initiatives of the Company;

• level/intensity of associated maintenance/support received from technology suppliers;

• the period that a specific technology has already been introduced into the network;

• the extent of customisation by the Company on standard technical functionality provided by supplier/service provider;

• level of foreign exposure in currency associated with the product/service offering; and

• inherent business and financial risk associated with a supplier.

Telkom is currently one of two holders of a licence to provide public switched telephony services within South Africa. The customer base is diverse and spread across the country. A licence has been awarded to the second network operator which is as yet not in operation. Telkom has embarked on a process of signing long-term contracts with significant customers.

Exposure to continuously changing market conditions has highlighted the importance of financial risk management as an element of control for the Group. Treasury policies, risk limits and control procedures are continuously monitored by the Board of Directors.

The Group holds or issues financial instruments to finance its operations, for the temporary investment of short-term funds and to manage currency and interest rate risks. In addition, financial instruments like trade receivables and payables, arise directly from the Group's operations.

The Group finances its operations primarily by a mixture of issued share capital, retained profit, long-term and short-term loans. The Group uses derivative financial instruments to manage its exposure to market risks from changes in interest and foreign exchange rates. The derivatives used for this purpose are principally interest rate swaps, currency swaps and forward exchange contracts. The Group does not speculate in derivative instruments.

Interest rate risk management

Interest rate risk arises from the repricing of the Group's forward cover and floating rate debt as well as incremental funding or new borrowings and the refinancing of existing borrowings.

The Group's policy is to manage interest cost through the utilisation of a mix of fixed and variable rate debt. In order to manage this mix in a cost efficient manner, the Group makes use of interest rate derivatives as approved in terms of the Group policy. Fixed rate debt represents approximately 91.55% (2004: 86.89%; 2003: 90.06%) of the total consolidated debt, after taking the instruments listed below into consideration. The debt profile of mainly fixed rate debt has been maintained to limit the Group's exposure to interest rate increases given the size of the Group's debt portfolio. All financial instruments that reprice within one year are deemed to be floating rate debt.

Notes to the consolidated annual financial statements

for the three years ended March 31, 2005

40. Financial instruments and risk management (continued)

Interest rate risk management (continued)

	Floating rate	Fixed rate < 1 year	Fixed rate 1 – 5 years	Fixed rate >5 years	Total
	Rm	Rm	Rm	Rm	Rm
Interest rate repricing profile for interest-bearing debt:					
2005					
Borrowings	**1,184**	**4,084**	**5,778**	**2,957**	**14,003**
Percentage of borrowings	**8.45%**	**29.17%**	**41.26%**	**21.12%**	**100.00%**
2004					
Borrowings	2,196	2,316	9,403	2,839	16,754
Percentage of borrowings	13.11%	13.82%	56.13%	16.94%	100.00%
2003					
Borrowings	2,208	4,366	12,906	2,732	22,212
Percentage of borrowings	9.94%	19.66%	58.10%	12.30%	100.00%

Borrowings do not include credit facilities utilised of R909 million (2004: R422 million; 2003: R280 million), which are floating rate debt.

The effective interest rate for the year was 15.23% (2004: 15.14%; 2003: 13.56%). At March 31, 2005 the Group did not have a significant interest rate risk exposure on financial assets.

In order to hedge specific exposure in the interest rate repricing profile of existing borrowings and anticipated peak additional borrowings, the Group makes use of interest rate derivatives as approved in terms of Group policy limits.

The table below summarises the interest rate swaps outstanding as at March, 31:

	Average maturity	Currency	Notional amount m	Weighted average coupon rate %
2005				
Interest rate swaps				
Pay fixed	**1 – 5 years**	**ZAR**	**1,000**	**14.67**
Receive fixed	**1 – 5 years**	**ZAR**	**52**	**9.73**
	>5 years	**ZAR**	**63**	**9.53**
2004				
Interest rate swaps				
Pay fixed	< 1 year	ZAR	150	12.92
	1 – 5 years	ZAR	1,000	14.67
Receive fixed	1 – 5 years	ZAR	56	9.99
	> 5 years	ZAR	62	9.82
2003				
Interest rate swaps				
Pay fixed	1 – 5 years	ZAR	1,150	14.44
Receive fixed	> 5 years	ZAR	119	15.73

Pay fixed

The floating rate is based on the three months JIBAR, and is settled quarterly in arrears. The interest rate swaps are used to manage interest rate risk on debt instruments.

Receive fixed

The Group swapped its fixed rate for a floating rate linked to the BA ('Banker's Acceptance') rate plus a margin of between 2% and 2.25%.

Notes to the consolidated annual financial statements
for the three years ended March 31, 2005

40. Financial instruments and risk management (continued)

Credit risk management

Other financial assets and liabilities

The risk arises from derivative contracts entered into with international financial institutions with a rating of A1 or better. The maximum exposure to the Group from counterparties is a net favourable position of R1,083 million (2004: R853 million). No collateral is required when entering into derivative contracts. Credit limits are reviewed on an annual basis or when information becomes available in the market. The Group limits its exposure to any counterparty and exposures are monitored daily. The Group expects that all counterparties will meet their obligations.

Trade receivables

Credit limits are set on an individual and entity basis. Management reduces the risk of unrecoverable debt by improving credit management through credit checks and levels. Trade receivables comprise a large widespread customer base, covering residential, business and corporate customer profiles. Credit checks are performed on all customers on application for new services, and on an ongoing basis where appropriate.

Liquidity risk management

The Group is exposed to liquidity risk as a result of uncertain trade receivable related cash flows as well as capital commitments of the Group. Liquidity risk is primarily managed by the Corporate Finance division in accordance with policies and guidelines formulated by the Executive Committee. In terms of its borrowing requirements, the Group ensures that sufficient facilities exist to meet its immediate obligations. In terms of its long-term liquidity risk, the Group maintains a reasonable balance between the period assets generate funds and the period the respective assets are funded. Short-term liquidity gaps may be funded through repurchase agreements.

Available credit facilities not utilised at March 31, 2005 amounted to R4,750 million (Refer note 37).

Negative working capital ratio

For each of the financial years ended 2005, 2004 and 2003 the Group had a negative working capital ratio. A negative working capital ratio arises when current liabilities are greater than the current assets. Current liabilities are intended to be financed from operating cash flows, new borrowings and borrowings available under existing credit facilities.

VM S.A.R.L call option

In terms of the shareholders' agreement, the Group's minority shareholder in VM S.A.R.L, Empresa Mocabicana De Telecommunicaçòes S.A.R.L ('Emotel') has a call option for a period of four years following the commencement date, August 23, 2003. In terms of the option, Emotel shall be entitled to call on Vodacom International Limited such number of shares in and claims on loan account against VM S.A.R.L as constitute 25% of the entire issued share capital of that company. Emotel can exercise this option in full increments of 1%. The option can only be exercised on the April 1 or October 1 of each calendar year for the duration of the option. The option price is specified in the shareholders' agreement. The call option has no value at March 31, 2005.

Smartphone SP (Proprietary) Limited put option

In terms of the shareholders' agreement, the minority shareholders of Smartphone SP (Proprietary) Limited have a put option against Vodacom Group (Proprietary) Limited, should the Group or the company terminate or fail to renew the Service Provider Agreement for any reason other than the expiry or cancellation of the Group's South African licence. The put option has no value at March 31, 2005.

Smartcom (Proprietary) Limited put option

In terms of the agreement between Vodacom Group (Proprietary) Limited ('the Group'), Smartphone SP (Proprietary) Limited ('Smartphone') and the minority shareholders of Smartcom (Proprietary) Limited ('Smartcom'), the minority shareholders of Smartcom have a put option against the Group, should the Group reduce the standard service provider discount below certain percentages as stipulated in the put option agreement or should Smartcom and Smartphone decide to terminate the agency agreement between them. The minority shareholders will not be entitled to exercise the put option if the agency agreement is replaced by another agreement with terms no less favourable than the cancelled agency agreement. The put option has no value at March 31, 2005, as the conditions set out in the agreement have not been met.

40. Financial instruments and risk management   (continued)

Skyprops 134 (Proprietary) Limited call option

In terms of the call option agreement between Vodacom Group (Proprietary) Limited ('Vodacom Group'), FirstRand Bank Limited ('FirstRand'), Vodacom (Proprietary) Limited ('Vodacom') and Skyprops 134 (Proprietary) Limited ('Company'), FirstRand grants to Vodacom Group an irrevocable call option to require FirstRand at any time for the duration of the agreement to sell the shares in and claims against the company to Vodacom Group on the implementation date. The option may be exercised on 30 days' written notice by Vodacom Group before the termination date (December 1, 2012) or if Vodacom commits a breach of the lease agreement. The call option has no value at March 31, 2005 as the face values of the shares and claims equal the market value.

Congolese Wireless Network s.p.r.l. ('CWN') put option

In terms of a shareholders' agreement, the minority shareholder in Vodacom Congo (RDC) s.p.r.l., Congolese Wireless Network s.p.r.l. ('CWN') has a put option which comes into effect three years after the commencement date, December 1, 2001, and for a maximum of five years thereafter. In terms of the option, CWN shall be entitled to put to Vodacom International Limited such number of shares in and claims on loan account against Vodacom Congo (RDC) s.p.r.l. as constitute 19% of the entire issued share capital of that company. CWN can exercise this option in a maximum of three tranches and each tranche must consist of at least 5% of the entire issued share capital of Vodacom Congo (RDC) s.p.r.l. The option price will be the fair market value of the related shares at the date the put option is exercised. The option has no value at March 31, 2005.

Foreign currency exchange rate risk management

In respect of South African operations, the Group manages its foreign currency exchange rate risk by hedging on a portfolio basis, all identifiable exposures via various financial instruments suitable to the Group's risk exposure.

Cross currency swaps and forward exchange contracts have been entered into to reduce the foreign currency exposure on the Group's operations and liabilities. The Group also enters into forward exchange contracts to hedge interest expense and purchase and sale commitments denominated in foreign currencies (primarily US Dollars and Euro). The purpose of the Group's foreign currency hedging activities is to protect the Group from the risk that the eventual net flows will be adversely affected by changes in exchange rates.

The table below reflects the currency and interest rate exposure of liabilities. Foreign currency debt is translated at the year-end exchange rates:

	Fixed rate Rm	Floating rate Rm	Interest-free Rm	Total Rm
Liabilities				
2005				
Currency				
ZAR	**8,737**	**1,171**	**15,161**	**25,069**
US Dollar	**41**	**754**	**236**	**1,031**
Euro	**4,041**	**137**	**173**	**4,351**
Other	**–**	**31**	**24**	**55**
	12,819	**2,093**	**15,594**	**30,506**
2004				
Currency				
ZAR	10,611	1,991	12,908	25,510
US Dollar	52	246	341	639
Euro	3,895	337	148	4,380
Other	–	44	19	63
	14,558	2,618	13,416	30,592
2003				
Currency				
ZAR	15,619	1,844	11,206	28,669
US Dollar	115	243	659	1,017
Euro	4,338	325	69	4,732
Other	–	76	28	104
	20,072	2,488	11,962	34,522

Assets

There is no material foreign currency exposure for assets.

40. Financial instruments and risk management (continued)

Forward exchange contracts

The following contracts relate to specific items on the balance sheet or foreign commitments not yet due. Foreign commitments not yet due consist of capital expenditure ordered but not yet received, future interest payments and loans denominated in foreign currency.

	<1 year		1 – 5 years		> 5 years	
	Foreign currency notional amount m	Local currency amount Rm	Foreign currency notional amount m	Local currency amount Rm	Foreign currency notional amount m	Local currency amount Rm
Average maturity years currency						
2005						
Buy foreign currency and sell ZAR						
United States Dollar	**182**	**1,244**	**–**	**–**	**–**	**–**
Pound Sterling	**28**	**337**	**–**	**–**	**–**	**–**
Euro	**243**	**1,891**	**–**	**–**	**–**	**–**
Swedish Krona	**23**	**21**	**–**	**–**	**–**	**–**
Japanese Yen	**45**	**3**	**–**	**–**	**–**	**–**
		3,496		**–**		**–**
Buy ZAR and sell foreign currency						
United States Dollar	**118**	**800**	**34**	**364**	**–**	**–**
Pound Sterling	**5**	**57**	**–**	**–**	**–**	**–**
Euro	**77**	**604**	**–**	**–**	**–**	**–**
Swedish Krona	**20**	**19**	**–**	**–**	**–**	**–**
Japanese Yen	**21**	**1**	**–**	**–**	**–**	**–**
		1,481		**364**		**–**
Buy Euro and sell USD currency						
United States Dollar	**2**	**19**	**–**	**–**	**–**	**–**
2004						
Buy foreign currency and sell ZAR						
United States Dollar	231	1,706	22	226	–	–
Pound Sterling	17	215	–	–	–	–
Euro	119	1,024	54	369	–	–
Swedish Krona	20	19	–	–	–	–
Japanese Yen	30	2	–	–	–	–
		2,966		595		–
Buy ZAR and sell foreign currency						
United States Dollar	81	613	43	446	–	–
Pound Sterling	7	84	–	–	–	–
Euro	45	383	–	–	–	–
Swedish Krona	17	16	–	–	–	–
Japanese Yen	25	2	–	–	–	–
		1,098		446		–
Buy Euro and sell USD currency						
United States Dollar	11	95	–	–	–	–
		95		–		–

Notes to the consolidated annual financial statements
for the three years ended March 31, 2005

40. Financial instruments and risk management   (continued)

	<1 year		1 – 5 years		> 5 years	
	Foreign currency notional amount m	Local currency amount Rm	Foreign currency notional amount m	Local currency amount Rm	Foreign currency notional amount m	Local currency amount Rm
Average maturity years currency						
2003						
Buy foreign currency and sell ZAR						
United States Dollar	271	2,421	40	408	–	–
Pound Sterling	7	96	–	–	–	–
Euro	87	843	57	424	–	–
Swedish Krona	39	38	–	–	–	–
Swiss Franc	–	2	–	–	–	–
Japanese Yen	66	5	–	–	–	–
		3,405		832		–
Buy foreign currency and sell ZAR						
United States Dollar	56	551	51	522	–	–
Pound Sterling	4	58	–	–	–	–
Euro	31	314	–	–	–	–
Swedish Krona	12	14	–	–	–	–
Japanese Yen	34	3	–	–	–	–
		940		522		–
Buy Euro and sell USD currency						
United States Dollar	14	123	–	–	–	–

	Average maturity	Receive	Average coupon	Pay	Average coupon
Currency swaps					
2005					
Receive fixed/pay fixed	<1 year	350m EUR	7.13%	2,177m ZAR	15.89%
Receive fixed/pay floating	<1 year	100m EUR	7.13%	630m ZAR	JIBAR+ 2.30%
2004					
Receive fixed/pay fixed	1 – 5 years	350m EUR	7.13%	2,177m ZAR	15.89%
Receive fixed/pay floating	1 – 5 years	100m EUR	7.13%	630m ZAR	JIBAR+ 2.30%
2003					
Receive fixed/pay fixed	1 – 5 years	350m EUR	7.13%	2,177m ZAR	15.89%
Receive fixed/pay floating	1 – 5 years	100m EUR	7.13%	630m ZAR	JIBAR+ 2.30%

40. Financial instruments and risk management (continued)
Fair value of financial instruments

Fair value of all financial instruments noted in the balance sheet approximates carrying value except as disclosed below. The estimated net fair values have been determined using available market information and appropriate valuation methodologies as outlined below.

	2003		2004		2005	
	Carrying amount Rm	Fair value Rm	Carrying amount Rm	Fair value Rm	Carrying amount Rm	Fair value Rm
Liabilities (Refer note 25)						
Total interest-bearing debt	22,212	24,113	16,754	18,896	14,003	16,054
Derivatives (Refer note 15)						
Currency swap assets	1,269	1,269	775	775	905	905
Interest rate derivative assets	14	14	18	18	22	22
Interest rate derivative liabilities	(145)	(145)	(159)	(159)	(152)	(152)
Foreign exchange derivatives – assets	408	408	417	417	301	301
Foreign exchange derivatives – liabilities	(496)	(496)	(486)	(486)	(161)	(161)
	1,050	1,050	565	565	915	915

The fair value of receivables, bank balances, repurchase agreements and other liquid funds, payables and accruals, approximate their carrying amount due to the short-term maturities of these instruments.

The fair values of borrowings are based on quoted prices or, where such prices are not available, expected future payments discounted at market interest rates.

The fair values of derivatives are determined using quoted prices or, where such prices are not available, discounted cash flow analysis is used. These amounts reflect the approximate values of the net derivative position at the balance sheet date. The fair values of listed investments and the underlying investments held by the cell captive are based on quoted market prices.

	2003 R	2004 R	2005 R
Exchange rate table (closing rate)			
United States Dollar	8.010	6.357	6.226
Euro	8.676	7.790	8.080

41. Directors' interest

Tlhalefang Sekano, the employee representative on Telkom's Board until September 18, 2004, is the chairman of Letlapa Security and a director of Telesafe Security. Letlapa Security owns an interest in Telesafe Security, a security company which provides physical security services to Telkom. Telkom paid R16,047,028 to Telesafe Security for the year ended March 31, 2005 for these services. The outstanding creditor's balance at September 18, 2004 was R3,302,781.

Charles Valkin, one of Telkom's Board members until November 25, 2004, is a senior partner with the South African law firm of Bowman Gilfillan Inc., which provides legal services to Telkom from time to time. Telkom paid R3,192 for the period April 1, 2004 to November 25, 2004 for these services. The outstanding creditor's balance at November 25 was RNil.

McKenzie (resigned November 22, 2004), Klug Sr (resigned October 15, 2004) Valkin (resigned November 25, 2004), Tan (resigned October 15, 2004) and Tan Sri Dato'Ir Md Radzi Mansor (resigned November 26, 2004), were on the Telkom Board representing Thintana Communications on Telkom's Board of Directors.

Mtshotshisa, Tabata, Mostert, Chikane and Tenza, five of Telkom's board members, are the Government's representatives on Telkom's Board of Directors. At March 31, 2005, the Government held 37.7% of Telkom's issued shares.

T Mahloele and A Ngwezi, two of Telkom's board members, are the PIC representatives on Telkom's Board of Directors.

	Beneficial		Non-beneficial	
	Direct	Indirect	Direct	Indirect
Directors' shareholding				
2005				
Executive – SE Nxasana	**367**	**802**	**–**	**267**
Non-executive	**455**	**–**	**–**	**88**
NE Mtshotshisa	**–**	**–**	**–**	**88**
T Mosololi	**455**	**–**	**–**	**–**
Total	**822**	**802**	**–**	**355**
2004				
Executive – SE Nxasana	273	669	–	223
Non-executive	–	–	–	16,700,276
NE Mtshotshisa	–	–	–	88
MP Moyo*	–	–	–	16,700,000
TG Vilakazi	–	–	–	188
Total	273	669	–	16,700,499
2003				
Executive – SE Nxasana	223	669	–	223
Non-executive	–	–	–	33,411,231
NE Mtshotshisa	–	–	–	88
MP Moyo*	–	–	–	16,700,000
TA Sekano*	–	–	–	16,710,955
TG Vilakazi	–	–	–	188
Total	223	669	–	33,411,454

*　The shares are beneficially owned by Old Mutual Plc.

41. Directors' interest (continued)

Directors' shareholding (continued)

The directors' shareholding did not change between the balance sheet date and the date of issue of the financial statements.

Mr Sizwe Nxasana, the executive director, has been granted 17,341 shares in the Group, allocated in terms of Telkom Conditional Share Plan, which will vest on June 30, 2007.

	2003 Rm	2004 Rm	2005 Rm
Directors' emoluments	60	48	35
Executive			
For other services	59	47	33
Non-executive			
For services as directors	1	1	2

Directors' emoluments

	Fees R	Remuneration R	Performance bonus R	Fringe and other benefits R	Management company R	Total R
2005						
Emoluments per director:						
Non-executive	1,528,037	–	–	–	–	1,528,037
NE Mtshotshisa	723,333	–	–	–	–	723,333
RP Menell	51,954	–	–	–	–	51,954
TA Sekano	51,954	–	–	–	–	51,954
TG Vilakazi	58,181	–	–	–	–	58,181
CL Valkin	90,500	–	–	–	–	90,500
MP Moyo†	62,454	–	–	–	–	62,454
Tan Sri Dato' Ir. Md. Radzi Mansor	35,053	–	–	–	–	35,053
TC Chikane	50,045	–	–	–	–	50,045
B du Plessis	37,782	–	–	–	–	37,782
TD Mahloele	32,454	–	–	–	–	32,454
TF Mosololi	47,619	–	–	–	–	47,619
M Mostert	65,045	–	–	–	–	65,045
A Ngwezi	45,454	–	–	–	–	45,454
DD Tabata	56,545	–	–	–	–	56,545
YR Tenza	80,045	–	–	–	–	80,045
PL Zim	39,619	–	–	–	–	39,619
Executive	–	2,138,772	12,116,113	1,166,412	18,079,286	33,500,583
SE Nxasana *	–	–	–	–	–	–
in respect of 2005 financial year	–	2,138,772	3,666,384	1,166,412	–	6,971,568
in respect of 2004 financial year	–	–	8,449,729	–	–	8,449,729
SM McKenzie ††	–	–	–	–	6,751,560	6,751,560
JB Gibson†† (alternate)	–	–	–	–	4,008,347	4,008,347
B Manning†† (alternate)	–	–	–	–	3,753,646	3,753,646
CK Tan†††	–	–	–	–	3,565,733	3,565,733
Total emoluments – Paid by Telkom	1,528,037	2,138,772	12,116,113	1,166,412	18,079,286	35,028,620

Notes to the consolidated annual financial statements
for the three years ended March 31, 2005

	Fees R	Remuneration R	Performance bonus R	Fringe and other benefits R	Management company R	Total R
41. Directors' interest (continued)						
2004						
Emoluments per director:						
Non-executive	1,292,166	–	–	–	–	1,292,166
NE Mtshotshisa	666,666	–	–	–	–	666,666
RP Menell	108,000	–	–	–	–	108,000
TA Sekano	96,000	–	–	–	–	96,000
TG Vilakazi	108,000	–	–	–	–	108,000
CL Valkin	108,000	–	–	–	–	108,000
MP Moyo†	115,500	–	–	–	–	115,500
Tan Sri Dato' Ir. Md. Radzi Mansor	90,000	–	–	–	–	90,000
Executive	–	1,864,845	8,200,991	1,074,730	35,600,612	46,741,178
SE Nxasana*	–	1,864,845	8,200,991	1,074,730	–	11,140,566
SM McKenzie ††	–	–	–	–	11,224,756	11,224,756
AJ Lewis ††	–	–	–	–	5,517,295	5,517,295
JB Gibson††(alternate)	–	–	–	–	6,867,629	6,867,629
B Manning †† (alternate)	–	–	–	–	6,241,497	6,241,497
CK Tan †††	–	–	–	–	5,749,435	5,749,435
Total emoluments – Paid by Telkom	1,292,166	1,864,845	8,200,991	1,074,730	35,600,612	48,033,344

	Fees R	Remuneration R	Performance bonus R	Fringe and other benefits R	Management company R	Total R
41. **Directors' interest** (continued)						
2003						
Emoluments per director:						
Non-executive	1,106,689	–	–	–	–	1,106,689
E Molobi	66,667	–	–	–	–	66,667
NE Mtshotshisa	400,000	–	–	–	–	400,000
WYN Luhabe	42,040	–	–	–	–	42,040
WE Lucas-Bull	27,446	–	–	–	–	27,446
RP Menell	75,040	–	–	–	–	75,040
CBC Smith	51,540	–	–	–	–	51,540
TA Sekano	84,540	–	–	–	–	84,540
TG Vilakazi	60,020	–	–	–	–	60,020
CL Valkin	84,540	–	–	–	–	84,540
MP Moyo †	93,040	–	–	–	–	93,040
D Mji	59,670	–	–	–	–	59,670
Tan Sri Dato'Ir Md. Radzi Mansor	62,146	–	–	–	–	62,146
Executive	–	1,558,539	1,723,801	747,792	55,024,671	59,054,803
SE Nxasana *	–	1,558,539	1,723,801	747,792	–	4,030,132
SM McKenzie ††	–	–	–	–	10,757,714	10,757,714
TM Barry ††	–	–	–	–	4,591,545	4,591,545
AJ Lewis ††	–	–	–	–	15,349,259	15,349,259
JB Gibson ††	–	–	–	–	8,488,307	8,488,307
MD Kerckhoff ††	–	–	–	–	6,300,576	6,300,576
CK Tan†††	–	–	–	–	6,751,196	6,751,196
JM Rajaratnam†††	–	–	–	–	1,393,037	1,393,037
S Manickam†††	–	–	–	–	1,393,037	1,393,037
Total emoluments – Paid by Telkom	1,106,689	1,558,539	1,723,801	747,792	55,024,671	60,161,492

*   *Included in remuneration is a pension contribution for SE Nxasana of R278,040 (2004: R242,430, 2003: R179,301) paid to the Telkom Retirement Fund.*
Included in performance bonus for the 2005 financial year is an amount of R8,449,729 paid during June 2004 in respect of the March 2004 financial year
and an amount of R3,666,384 which was accrued in respect of the March 2005 financial year.

** *Paid to FirstRand Retail.*

†   *Paid to Old Mutual Life Assurance Company.*

†† *Paid to SBC Communications for services rendered by directors included in consultancy services – managerial fees.*

†††*Paid to Telkom Malaysia for services rendered by directors included in consultancy services – managerial fees.*

	2003 Rm	2004 Rm	2005 Rm
42. Segment information			
The inter-company transactions are reflected as net and are thus eliminated against segment results:			
Business segment			
Consolidated revenue	37,322	40,484	43,117
Fixed-line	29,542	30,906	31,414
To external customers	29,106	30,443	30,845
Intercompany	436	463	569
Mobile	9,705	11,428	13,657
To external customers	8,216	10,041	12,272
Intercompany	1,489	1,387	1,385
Elimination	(1,925)	(1,850)	(1,954)
Other income	401	255	280
Fixed-line	366	230	255
Elimination	–	–	(9)
Mobile	35	25	34
Operating expenses	31,043	31,494	32,175
Fixed-line	25,392	24,510	23,690
Elimination	(1,489)	(1,387)	(1,385)
Mobile	7,576	8,834	10,448
Elimination	(436)	(463)	(578)
Consolidated operating profit	6,680	9,245	11,222
Fixed-line	4,516	6,626	7,979
Elimination	1,053	924	807
Mobile	2,164	2,619	3,243
Elimination	(1,053)	(924)	(807)
Consolidated investment income	256	322	350
Fixed-line	562	1,324	1,992
Elimination	(342)	(1,061)	(1,700)
Mobile	36	59	58
Consolidated finance charges	4,201	3,264	1,695
Fixed-line	3,758	2,991	1,647
Mobile	485	284	48
Elimination	(42)	(11)	–
Consolidated taxation	1,035	1,711	3,070
Fixed-line	449	849	1,763
Mobile	586	862	1,307
Minority interests	72	69	83
Fixed-line	48	56	68
Mobile	24	13	15

Notes to the consolidated annual financial statements

for the three years ended March 31, 2005

	2003	2004	2005
42. Segment information (continued)			
Business segment (continued)			
Profit attributable to equity holders of Telkom SA Limited	1,628	4,523	**6,724**
Fixed-line	823	4,054	**6,493**
Elimination	711	(137)	**(893)**
Mobile	1,105	1,519	**1,931**
Elimination	(1,011)	(913)	**(807)**
Consolidated assets	50,010	50,187	**50,163**
Fixed-line	42,333	41,441	**40,206**
Mobile	8,268	9,788	**11,143**
Elimination	(591)	(1,042)	**(1,186)**
Investments	1,187	1,735	**2,346**
Fixed-line	1,448	1,466	**2,240**
Mobile	199	269	**106**
Elimination	(460)	–	**–**
Other financial assets	1,913	1,241	**5,074**
Fixed-line	1,882	1,222	**5,039**
Mobile	31	19	**35**
Tax assets – Fixed-line	276	–	**–**
Total assets	53,386	53,163	**57,583**
Consolidated liabilities	11,424	12,733	**14,479**
Fixed-line	8,774	9,020	**9,976**
Mobile	3,241	4,755	**5,689**
Elimination	(591)	(1,042)	**(1,186)**
Interest-bearing debt	22,212	16,754	**14,003**
Fixed-line	21,128	15,724	**12,703**
Mobile	1,544	1,030	**1,300**
Elimination	(460)	–	**–**
Other financial liabilities	709	645	**313**
Fixed-line	609	613	**313**
Mobile	100	32	**–**
Tax liabilities	177	460	**1,711**
Fixed-line	20	34	**1,395**
Mobile	157	426	**316**
Total liabilities	34,522	30,592	**30,506**

Notes to the consolidated annual financial statements

for the three years ended March 31, 2005

	2003	2004	2005
42. Segment information (continued)			
Business segment (continued)			
Other segment information			
Capital expenditure for property, plant and equipment	5,712	5,307	**5,850**
Fixed-line	4,013	3,862	**4,103**
Mobile	1,699	1,445	**1,747**
Capital expenditure for intangible assets – Fixed-line	14	–	**–**
Capital expenditure for intangible assets – Mobile	–	61	**–**
Depreciation and amortisation	6,294	6,898	**5,944**
Fixed-line	5,105	5,633	**4,522**
Mobile	1,189	1,265	**1,422**
Impairment and asset write-offs	189	350	**295**
Fixed-line	189	350	**210**
Mobile	–	–	**85**
Intangible assets impairment – Fixed-line	16	–	**–**
Intangible assets impairment – Mobile	–	–	**49**
Workforce reduction expense – Fixed-line	244	302	**961**
Geographical segment			
Consolidated revenue	37,322	40,484	**43,117**
South Africa	36,751	39,742	**41,984**
Other African countries	618	748	**1,135**
Elimination	(47)	(6)	**(2)**
Consolidated operating profit	6,680	9,245	**11,222**
South Africa	6,686	9,281	**10,729**
Other African countries	(2)	(33)	**(88)**
Elimination	(4)	(3)	**581**
Consolidated assets	53,386	53,163	**57,583**
South Africa	52,749	52,695	**56,530**
Other African countries	1,207	1,675	**1,926**
Elimination	(570)	(1,207)	**(873)**
Other segment information			
Capital expenditure for property, plant and equipment	5,712	5,307	**5,850**
South Africa	5,256	4,691	**5,503**
Other African counties	456	616	**347**
Elimination	–	–	**–**

South Africa, which is also the country of domicile for Telkom SA Limited, comprises the segment information relating to Telkom SA Limited and its subsidiaries as well as Vodacom's South African-based mobile communications network, the segment information of its service providers and its other business segments. 'Other African countries' comprises only Vodacom's mobile communications networks in Tanzania, Lesotho, the Democratic Republic of Congo and Mozambique.

Notes to the consolidated annual financial statements
for the three years ended March 31, 2005

	2003 Rm	2004 Rm	2005 Rm
43. Related parties			
Related party relationships exist within the Group. During the year all transactions were concluded at arm's length. Details of material transactions and balances with related parties not disclosed elsewhere in the consolidated annual financial statements were as follows:			
With joint venture:			
Vodacom Group (Proprietary) Limited			
Related party balances			
Trade receivables	35	42	**42**
Trade payables	(253)	(250)	**(250)**
Related party transactions			
Income	(435)	(463)	**(569)**
Expenses	1,489	1,387	**1,385**
Audit fees	14	3	**3**
IPO costs	25	–	**–**
Interest received	(42)	(11)	**–**
With shareholder:			
Thintana Communications LLC			
Management fees	273	154	**57**
Government			
Revenue	(1,606)	(1,866)	**(1,987)**
Trade receivables	193	189	**185**
Employees			
Other receivables	126	114	**102**

Notes to the consolidated annual financial statements
for the three years ended March 31, 2005

44. Interest in significant subsidiaries

Country of incorporation: RSA – Republic of South Africa; TZN – Tanzania; LES – Lesotho; MAU – Mauritius; MZ – Mozambique; DRC – Democratic Republic of Congo.

Nature of business: C – Cellular; S – Satellite; MSC – Management services company; INV – Investment holding company; PROP – Property company; OTH – Other.

Dormant at March 31, 2004.

	Country of incorporation	Issued share capital			Interest in issued ordinary share capital		
		2003	2004	**2005**	2003 %	2004 %	**2005 %**
Directory advertising							
Telkom Directory Services (Proprietary) Limited	RSA	R100,000	R100,000	**R100,000**	64.9	64.9	**64.9**
Data application services							
Swiftnet (Proprietary) Limited	RSA	R50,000 000	R50,000 000	**R50,000 000**	100	100	**100**
Other							
Rossal No 65 (Proprietary) Limited	RSA	–	R100	**R100**	–	100	**100**
Acajou Investments (Proprietary) Limited	RSA	–	–	**R100**	–	–	**100**
The aggregate net profit of the four subsidiaries is R500 million (2004: R180 million, 2003: R144 million)							
Vodacom has an interest in the following companies (Group share: 50% of the interest in ordinary share capital as indicated):							
Cellular network operators							
Vodacom (Proprietary) Limited (C)	RSA	R100	R100	**R100**	100	100	**100**
Vodacom Lesotho (Proprietary) Limited (C)	LES	M4,180	M4,180	**M4,180**	88.3	88.3	**88.3**
Vodacom Tanzania Limited (C)	TZN	US$100	US$100	**TZS10,000**	65	65	**65**
Vodacom Mozambique S.A.R.L. (C)	MZ	–	US$5,005,500	**US$8,755,500**	–	98	**98**
Vodacom Congo (RDC) s.p.r.l. (C)	DRC	–	–	**US$1,000,000**	–	–	**51**
Service providers							
Vodacom Service Provider Holdings Company (Proprietary) Limited (INV)	RSA	R1,020	R1,020	**R1,020**	100	100	**100**
Vodacom Service Provider Company (Proprietary) Limited (C)	RSA	R20	R20	**R20**	100	100	**100**
Vodacom Satellite Services (Proprietary) Limited previously known as Globalstar Southern Africa (Proprietary) Limited* (S)	RSA	R100	R100	**R100**	100	100	**100**
GSM Cellular (Proprietary) Limited* (C)	RSA	R1,200	R1,200	**R1,200**	100	100	**100**
Smartphone SP (Proprietary) Limited (C)	RSA	–	R20,000	**R20,000**	–	51	**51**
Smartcom (Proprietary) Limited (C)	RSA	–	–	**R1,000**	–	–	**85.75**

Notes to the consolidated annual financial statements
for the three years ended March 31, 2005

44. Interest in significant subsidiaries (continued)
Other significant subsidiaries of the Group's Joint Venture

		Issued share capital			Interest in issued ordinary share capital		
	Country of incorporation	2003	2004	**2005**	2003 %	2004 %	**2005 %**
Vodacom Venture No.1 (INV)	RSA	R158,999	R158,999	**R810**	100	100	**100**
Vodacom Equipment Company (Proprietary) Limited* (C)	RSA	R100	R100	**R100**	100	100	**100**
Vodacare (Proprietary) Limited* (C)	RSA	R100	R100	**R100**	100	100	**100**
Vodacom International Holdings (Proprietary) Limted (MSC)	RSA	R100	R100	**R100**	100	100	**100**
Vodacom International Limited (MSC)	MAU	US$100	US$100	**US$100**	100	100	**100**
Vodacom Properties No.1* (Proprietary) Limited (PROP)	RSA	R100	R100	**R100**	100	100	**100**
Vodacom Properties No.2* (Proprietary) Limited (PROP)	RSA	–	–	**R1,000**	–	–	**100**
Stand 13 Eastwood Road Dunkeld West (Proprietary) Limited (PROP)	RSA	–	R100	**R100**	–	100	**100**
Ithuba Smartcall (Proprietary) Limited* (OTH)	RSA	–	R100	**R100**	–	52	**52**
Vodacom Tanzania Limited (Zanzibar)	TZN	TZS10,000	TZS10,000	**TZS10,000**	99	99	**99**
Joycell Shops (Proprietary) Limited	RSA	R100	R100	**R100**	100	100	**100**

Indebtness of Telkom Joint Venture and subsidiary companies

		2003 Rm	2004 Rm	**2005 Rm**
Vodacom Group (Proprietary) Limited	RSA	460	–	**–**
Telkom Directory Services (Proprietary) Limited	RSA	–	–	**–**
Swiftnet (Proprietary) Limited	RSA	47	18	**4**
Intekom (Proprietary) Limted	RSA	24	17	**10**
Q-Trunk (Proprietary) Limited	RSA	50	40	**37**
Rossal No 65 (Proprietary) Limited	RSA	–	249	**21**
Acajou (Proprietary) Limited	RSA	–	–	**823**

Notes to the consolidated annual financial statements
for the three years ended March 31, 2005

	2003 Rm	2004 Rm	2005 Rm
45. Investments in joint ventures **Vodacom Group (Proprietary) Limited**			
Telkom owns 5,000 shares of 1c each at cost. This amounts to a 50% shareholding in Vodacom Group (Proprietary) Limited.			
Vodacom Group (Proprietary) Limited restated its comparatives for the years ended March 31, 2004 and 2003.			
The Group's proportionate share of Vodacom's assets and liabilities after the restatement is as follows:			
Total assets	8,498	10,075	**11,283**
Non-current assets	6,012	6,432	**6,952**
Current assets	2,486	3,643	**4,331**
Total liabilities and reserves	(8,038)	(10,075)	**(11,283)**
Reserves	(3,411)	(3,786)	**(3,913)**
Minority interests	(44)	(46)	**(64)**
Non-current liabilities	(1,230)	(1,028)	**(1,477)**
Current liabilities	(3,353)	(5,215)	**(5,829)**
Loans from joint venture partners	460	–	**–**
The Group's proportionate share of revenue and expense is as follows:			
Revenue	9,705	11,428	**13,658**
Net operating expenses	(7,540)	(8,810)	**(10,414)**
Profit before net financing charges	2,165	2,618	**3,244**
Net finance charges	(449)	(226)	**9**
Net income before taxation	1,716	2,392	**3,253**
Taxation	(586)	(862)	**(1,307)**
Profit after taxation	1,130	1,530	**1,946**
Minority interest	(24)	(13)	**(15)**
Net profit for the year	1,106	1,517	**1,931**
The Group's proportionate share of cash flow is as follows:			
Cash flow from operating activities	2,171	2,395	**2,075**
Cash flow from investing activities	(1,622)	(1,500)	**(1,687)**
Cash flow from financing activities	259	(399)	**(98)**
Net increase in cash and cash equivalents	808	496	**290**
Effect of exchange rate on cash and cash equivalents	(56)	(21)	**(3)**
Cash and cash equivalents at beginning of year	(429)	323	**798**
Cash and cash equivalents at end of year	323	798	**1,085**

Notes to the consolidated annual financial statements

for the three years ended March 31, 2005

46. Subsequent events
Dividends

The Telkom Board declared an annual dividend of R2,228 million or 400 cents per share and a special dividend of R2,785 million or 500 cents per share on June 2, 2005 payable on July 8, 2005 for shareholders registered on July 1, 2005 which will fully utilise the available tax asset on STC credit and result in an additional STC taxation liability of R227 million.

Other matters

The directors are not aware of any other matter or circumstance since the financial year-end and the date of this report, not otherwise dealt with in the financial statements, which significantly affects the financial position of the Group and the results of its operations.

47. US GAAP information
Differences between International Financial Reporting Standards and US Generally Accepted Accounting Principles

The consolidated financial statements of Telkom SA Limited have been prepared in accordance with International Financial Reporting Standards ('IFRS'), which differ in certain respects from accounting principles generally accepted in the United States ('US GAAP'). Application of US GAAP would have affected the balance sheet as of March 31, 2005, 2004 and 2003 and net income for each of the three years in the periods ended March 31, 2005 to the extent described below. A description of the differences between IFRS and US GAAP as they relate to the Group, as well as its equity accounted investment in Vodacom, are discussed in further detail below.

*The United States Dollar (US$) amounts shown in the footnotes have been translated at March 31, 2005 and for the year ended March 31, 2005 from South African Rand ('ZAR') only as a matter of convenience at the South African exchange rate of ZAR 6.22 = US$ 1, the noon buying rate on March 31, 2005. These amounts are included for the convenience of the reader only. Such translation should not be construed as a representation that the South African Rand amounts have been or could be converted into US Dollars at this or any other rate.

Net income and equity in accordance with US GAAP

The following schedule illustrates the adjustments to reconcile net income in accordance with IFRS to the amounts determined in accordance with US GAAP for each of the three years ended March 31, 2005, 2004 and 2003.

	Restated 2003 Rm	Restated 2004 Rm	2005 Rm	*2005 US$m
Net income according to IFRS	1,700	4,592	6,807	1,094
US GAAP adjustments – Telkom:				
a) Revenue recognition	77	98	62	10
b) Sale and leaseback transaction	89	94	94	15
c) Share issue expenses	44	–	–	–
d) Derivative financial instruments	83	82	86	14
e) Goodwill	42	25	–	–
i) Tax effect of reconciling differences	(94)	(103)	(91)	(15)
i) Additional distribution tax – retained earnings	(77)	(492)	(614)	(99)
i) Capital gains tax – Vodacom income	(140)	(51)	(4)	(1)
j) Tax rate change	–	–	(33)	(5)
k) Attributable to minority shareholders	(72)	(69)	(83)	(13)
US GAAP adjustments – Vodacom:				
d) Derivative financial instruments	4	4	4	1
e) Goodwill	49	47	–	–
g) Deferred bonus incentive scheme	(15)	4	8	1
h) Business combinations	–	2	(2)	–
i) Tax effect of reconciling differences	4	(3)	(3)	–
j) Tax rate change	–	–	(4)	(1)
Net income as per US GAAP before cumulative effect of change in accounting principle	1,694	4,230	6,227	1,001

	Restated 2003 Rm	Restated 2004 Rm	2005 Rm	*2005 US$m
47. US GAAP information (continued)				
Net income as per US GAAP before cumulative effect of change in accounting principle	1,694	4,230	**6,227**	**1,001**
e) Cumulative effect of a change in accounting principle				
reflecting the application of SFAS142 – Telkom (net of tax of RNil)	(16)	–	**–**	**–**
Net income according to US GAAP	1,678	4,230	**6,227**	**1,001**

Basic EPS
The basic EPS is based on a weighted average number
of shares of 541,498,547
(2004: 556,994,962, 2003: 557,031,819)
issued shares.

(Per share amounts in cents)	Restated 2003	Restated 2004	2005	*2005
Basic earnings per share before cumulative effect of change in accounting principle	304.1	759.4	**1,150.0**	**184.9**
Basic earnings per share for cumulative effect of change in accounting principle	(2.9)	–	**–**	**–**
Basic earnings per share	301.2	759.4	**1,150.0**	**184.9**

Diluted EPS
The diluted EPS is based on a weighted average
number of shares of 542,537,579
(2004: 556,994,962, 2003: 557,031,819) ordinary shares.
The adjustment in the weighted average number of shares is as
a result of the future vesting of shares already allocated to
employees under the Telkom Conditional Share Plan.

Diluted earnings per share before cumulative effect of change in accounting principle	304.1	759.4	**1,147.8**	**184.5**
Diluted earnings per share for cumulative effect of change in accounting principle	(2.9)	–	**–**	**–**
Diluted earnings per share	301.2	759.4	**1,147.8**	**184.5**

Notes to the consolidated annual financial statements
for the three years ended March 31, 2005

	Restated 2003 Rm	Restated 2004 Rm	2005 Rm	*2005 US$m
47. US GAAP information (continued)				
The following is a reconciliation of the material adjustments necessary to reconcile shareholders' equity in accordance with IFRS to the amounts in accordance with US GAAP as at March 31, 2005, 2004 and 2003.				
Shareholders' equity according to IFRS	18,864	22,571	**27,077**	**4,353**
US GAAP adjustments – Telkom:				
a) Revenue recognition	(1,028)	(930)	**(868)**	**(140)**
b) Sale and leaseback transaction	(188)	(94)	**–**	**–**
d) Derivative financial instruments	(23)	(12)	**(1)**	**–**
e) Goodwill	41	66	**66**	**11**
i) Tax effect of reconciling differences	468	392	**329**	**53**
i) Additional distribution tax – retained earnings	(500)	(992)	**(1,606)**	**(258)**
i) Capital gains tax – Vodacom income	(183)	(234)	**(238)**	**(38)**
j) Tax rate change	–	–	**(33)**	**(5)**
k) Equity attributable to minority shareholders	(194)	(200)	**(220)**	**(35)**
US GAAP adjustments – Vodacom:				
e) Goodwill	48	92	**90**	**14**
f) Deferred bonus incentive scheme	14	18	**26**	**4**
h) Business combinations	–	2	**–**	**–**
i) Tax effect of reconciling differences	(4)	(6)	**(8)**	**(1)**
j) Tax rate change	–	–	**(4)**	**(1)**
Shareholders' equity according to US GAAP	17,315	20,673	**24,610**	**3,957**

Comprehensive income

Under US GAAP, SFAS130 Reporting Comprehensive Income requires that certain items be recognised as a separate component of equity under the caption 'Accumulated Other Comprehensive Income'. Additionally the standard requires that companies present comprehensive income, which is a combination of net income and changes in a company's accumulated other comprehensive income accounts. Changes in the Group's accumulated other comprehensive income is reflected under non-distributable reserves.

Notes to the consolidated annual financial statements

for the three years ended March 31, 2005

	Retained earnings Rm	Other Comprehensive Income Rm	Balance Rm
47. US GAAP information (continued)			
Total April 1, 2002	6,755	487	7,242
Restatement and change in accounting policy	328	–	328
Restated balance	7,083	487	7,570
Net income per US GAAP	1,678	–	8,761
Foreign currency translation adjustment	–	(141)	(77)
Decrease in fair value of listed investment	–	(37)	13
Release of transitional adjustment on application of SFAS133 to net income for 12 month period (net of tax of R28 million)	–	(48)	325
Total April 1, 2003	8,761	261	9,022
Net income per US GAAP	4,230	–	–
Dividends paid	(501)	–	12,490
Foreign currency translation adjustment	–	(95)	(172)
Increase in fair value of listed investment	–	9	22
Release of transitional adjustment on application of SFAS133 to net income for 12 month period (net of tax of R29 million)	–	(47)	278
Total March 31, 2004	12,490	128	12,618
Net income per US GAAP	6,227	–	–
Dividends paid	(606)	–	18,111
Foreign currency translation adjustment	–	(30)	(202)
Increase in fair value of listed investment	–	(22)	–
Release of transitional adjustment on application of SFAS133 to net income for 12 month period (net of tax of R29 million)	–	(50)	228
Total March 31, 2005	18,111	26	18,137

Movement in shareholders' equity in accordance with US GAAP

Shareholders' equity according to US GAAP	Restated 2003 Rm	Restated 2004 Rm	**2005 Rm**	***2005 US$m**
Balance April 1	15,535	17,315	**20,673**	**3,324**
Restatement and change in accounting policy	328	–	**–**	**–**
Restated balance	15,863	17,315	**20,673**	**3,324**
Net income for the year	1,678	4,230	**6,227**	**1,001**
Foreign currency reserves	(141)	(95)	**(30)**	**(5)**
Fair value adjustments – derivatives	(48)	(47)	**(50)**	**(8)**
Fair value adjustments – investments	(37)	9	**(22)**	**(4)**
Dividend declared	–	(501)	**(606)**	**(97)**
Treasury shares	–	(238)	**(1,574)**	**(253)**
Compensation reserve	–	–	**68**	**11**
Consolidation of Vodacom Congo	–	–	**(76)**	**(12)**
Balance March 31	17,315	20,673	**24,610**	**3,957**

Notes to the consolidated annual financial statements

for the three years ended March 31, 2005

	Restated 2003 Rm	Restated 2004 Rm	2005 Rm	*2005 US$m
47. **US GAAP information** (continued)				
US GAAP income statement, balance sheet and cash flow statement without proportional consolidation of Vodacom.				
Income statements as per US GAAP				
Operating revenue	29,605	30,541	**30,906**	**4,969**
Other income	367	226	**338**	**54**
Operating expenses and depreciation	25,209	23,914	**23,102**	**3,714**
Operating income	4,763	6,853	**8,142**	**1,309**
Investment income	262	277	**292**	**47**
Net finance costs	3,684	2,920	**1,569**	**252**
Income after financial items	1,341	4,210	**6,865**	**1,104**
Equity accounted earnings	1,147	1,571	**1,935**	**311**
Taxation	761	1,495	**2,505**	**403**
Minority interests	49	56	**68**	**11**
Net income	1,678	4,230	**6,227**	**1,001**
Balance sheets as per US GAAP				
Non-current assets	42,353	39,586	**38,261**	**6,151**
Current assets	6,752	7,470	**11,730**	**1,886**
Total assets	49,105	47,056	**49,991**	**8,037**
Equity	17,315	20,673	**24,610**	**3,957**
Minority interests	150	154	**155**	**25**
Long-term liabilities	19,093	15,340	**12,053**	**1,938**
Current liabilities	12,547	10,889	**13,173**	**2,117**
Total equity and liabilities	49,105	47,056	**49,991**	**8,037**

	2003 Rm	2004 Rm	2005 Rm	*2005 US$m
47. US GAAP information (continued)				
Cash flow as per US GAAP				
Cash flow from operating activities	7,302	11,796	**13,929**	**2,239**
Cash generated from operations	8,821	12,733	**14,733**	**2,369**
Income from investments	390	434	**419**	**67**
Dividends paid	(26)	(548)	**(627)**	**(101)**
Net finance charges paid	(2,657)	(992)	**(480)**	**(77)**
Taxation paid	(71)	(108)	**(116)**	**(19)**
Taxation received	845	277	**–**	**–**
Cash flow from investing activities	(4,172)	(4,226)	**(4,714)**	**(758)**
Cash flow from financing activities	(2,947)	(6,086)	**(9,998)**	**(1,607)**
Net increase/(decrease) in cash and cash equivalents	183	1,484	**(783)**	**(126)**
Net cash and cash equivalents at beginning of year	331	514	**1,998**	**321**
Net cash and cash equivalents at end of year	514	1,998	**1,215**	**195**

a) Revenue recognition

The Staff of the US Securities and Exchange Commission issued Staff Accounting Bulletin 101 ('SAB101') that addresses revenue recognition under US GAAP. Under this guidance, revenue earned from access, installation-activation and similar fees should be recognised over the estimated life of the customer relationship. Also, SAB101 permits, but does not require, companies to defer costs directly associated with such revenue and to also recognise these costs over the life of the customer relationship. Under IFRS the Group recognises this revenue and related costs when the services are provided and the related costs are incurred.

In accordance with US GAAP, revenue earned from installation and activation is deferred and recognised over the expected period of the customer relationship. The expected period of the customer relationship is 6.0 years (2004: 7.5 years, 2003: 7.5 years) for telephony voice customers and 4.0 years (2004: 3.5 years, 2003: 4 years) for data-customers.

The Group recognises installation and activation costs, excluding those costs that are capitalised as an integral part of the network, in the period incurred. Revenue adjustments resulted in an increase in pre-tax earnings of R62 million, R98 million and R77 million in 2005, 2004 and 2003 respectively.

b) Sale and lease-back

During the year ended March 31, 2000, Telkom outsourced its entire fleet of vehicles as well as the maintenance, fuelling, insurance, tracking and other services to debis (a subsidiary of Daimler Chrysler SA, and not a related party) through a sale and lease-back agreement. The lease-back was in the form of a master service level agreement covering a period of five years providing, subject to the company's requirements, for the annual lease contracts for each vehicle under the agreement.

Under the provisions of IAS17, the Group recorded a gain from the transaction since it has transferred substantially all of the risks and rewards incidental to ownership of the vehicles to debis and the criteria for profit recognition had been satisfied. The Group recognised a gain amounting to R463 million in 2000 and accounted for the lease-backs as operating leases.

Under US GAAP, SFAS13, as amended by SFAS28, the Group determined that while the terms of the agreement provide that the assets underlying the lease-backs would be subject to annual lease contract, renewable based upon the company's vehicle requirements and cancellable under certain terms, debis' right of first refusal to provide all of the Group's requirements during the five-year term represents an economic compulsion to renew the leases. Accordingly, the Group concluded that since the lease-back covered substantially all the assets that were sold under the contract for substantially all their remaining useful lives, deferral of the related gain and recognition over the term of the related agreements was appropriate.

Based on the requirements of SFAS13, a selected portion of the vehicle leases would be treated as finance leases due to the fact that when analysed on a vehicle by vehicle basis, the present value of the minimum lease payments of certain individual vehicles exceed 90% of the fair value of these vehicles or the lease term represents more than 75% of the remaining economic life of the vehicles. Accordingly, the full gain realised through the sale of the vehicles has been reversed and the proceeds from the sale have been treated as an obligation. Rental payments would be applied to interest expense on the obligation as well as to reduce the principal amount of the obligation. The resulting capital lease assets are being depreciated over their remaining useful lives.

47. US GAAP information (continued)

Telkom and debis negotiated the vehicle service level agreement with effective date of September 1, 2002. The change in the contract resulted in an increase in the number of vehicles being classified as capital leases. The increase in the number of capital leases was due to the lease term of the vehicles being extended, when compared to the previous contract, with a resulting impact on the economic life and present value calculations.

	2003 Rm	2004 Rm	2005 Rm	*2005 US$m
Retained earnings opening balance	(277)	(188)	(94)	(15)
Recognition of deferred profit	93	93	92	14
Depreciation adjustment	(30)	(45)	(40)	(6)
Finance costs	(10)	(9)	(8)	(1)
Add back: lease expense	36	55	50	8
Net impact on income statement per period	89	94	94	15
Retained earnings ending balance	(188)	(94)	–	–
Balance sheet				
Capital lease asset	102	57	17	3
Opening balance	–	102	57	9
Additions	132	–	–	–
Depreciation	(30)	(45)	(40)	(6)
Capital lease liability	105	59	17	3
Opening balance	–	105	59	10
Additions	132	–	–	–
Lease payments	(37)	(55)	(50)	(8)
Finance charges	10	9	8	1

Leases

In the year ended March 31, 2000 the Group entered into a sale and lease-back of its vehicle fleet with debis, part of which is being accounted for under US GAAP as capital leases. While no minimum usage clause exists in this contract as presented in Note 38, the Group is deemed to be economically compelled under US GAAP to renew such leases based upon their historical requirements and contractual obligations to source any such requirements during the contract period from debis. In accordance with the agreement Telkom is not allowed to lease any similar vehicles to those specified in the contract from any other service provider during the five-year period.

The master lease agreement for vehicles was for a period of five years, and expired on March 31, 2005. A new agreement has been negotiated for a period of three years on similar terms and conditions as the previous agreement and is effective April 1, 2005. In accordance with the new agreement Telkom is not allowed to lease any similar vehicle as specified in the contract from any other service provider during the three-year period except for the rentals at airport which are utilised in cases of subsistence and travel as well as vehicles which are not part of the agreement. This agreement is structured to have no lease increases on vehicles that are continually leased from the lessor. If a vehicle is, however, replaced by a new similar vehicle the lease costs of the newest vehicle, will increase by the Consumer Price Index. All leased vehicles are, however, subject to any variance in the interest rate fluctuations and are adjusted as and when the adjustments are announced by the South African Reserve Bank. The leases of individual vehicles are renewed annually.

47. US GAAP information (continued)

The operating lease commitments as at March 31, 2005 are as follows:

	Buildings Rm	Equipment Rm	Vehicles Rm	Total Rm
2006	122	5	268	395
2007	102	12	263	377
2008	90	10	251	351
2009	68	3	–	71
2010	41	3	–	44
> 5 years	54	3	–	57
Total	477	36	782	1,295

The finance lease commitments as at March 31, 2005 are as follows:

	Buildings Rm	Vehicles Rm	Total Rm
2006	86	79	165
2007	94	79	173
2008	103	79	182
2009	113	–	113
2010	106	–	106
> 5 years	1,537	–	1,537
Total	2,039	237	2,276

c) Share issue expenses

Under IFRS, external costs directly attributable to the issue of new shares are shown as a deduction, net of tax in equity. This is only allowed under US GAAP, however, when the proposed listing has not been delayed more than 90 days after incurring these costs. In 2002, Telkom's IPO was postponed more than 90 days. Therefore the costs incurred through March 31, 2002 related to the IPO of R44 million have been expensed. In March 2003, these costs were expensed under IFRS. This adjustment had the effect of reversing the expense already recognised in 2002.

d) Derivative financial instruments
SFAS133 Fair value adjustments
The Group adopted IAS39 and SFAS133 on April 1, 2001. Upon adoption of IAS39, the difference between previous carrying amounts and the fair value of derivatives, which prior to the adoption of IAS39 had been designated as cash flow hedges or fair value hedges but which do not qualify for hedge accounting under IAS39, is recognised as an adjustment to the opening balance of retained earnings in the financial year IAS39 is initially applied. Changes in the fair value of derivatives subsequent to April 1, 2001 are recorded in the income statement as they do not qualify for hedge accounting.

Under US GAAP, in accordance with SFAS133, the company is required to recognise all derivatives on the balance sheet at fair value. The SFAS133 transitional adjustments (at April 1, 2001) are recorded differently than those recorded under IAS39. For pre-existing hedge relationships that would be considered cash flow type hedges, the transitional adjustment should be reported in OCI as a cumulative effect of the accounting change. Any transition adjustment reported as a cumulative effect adjustment in OCI will subsequently be reclassified into earnings in a manner consistent with the earnings effect of the hedged transaction. For pre-existing hedge relationships that would be considered fair value type hedges, the company adjusted the carrying values of the hedged item to its fair value, but only to the extent of an offsetting transition adjustment from the previously designated hedging instrument.

The hedged asset or liability is subsequently accounted for in a manner consistent with the appropriate accounting for such assets and liabilities. For both cash flow and fair value hedges any portion of the derivative that is considered ineffective at transition is reported in income as a cumulative effect of an accounting change.

Upon adoption on April 1, 2001, the Group recorded an adjustment to other comprehensive income of R440 million (net of tax of R262 million) representing the fair value adjustment of derivatives for which the pre-existing hedge relationships would be considered cash flow type hedges. In the 2005 fiscal year, the Group reclassified from other comprehensive income into earnings R50 million (net of tax of R29 million) (2004: R47 million (net of tax of R29 million), 2003: R48 million (net of tax of R28 million)) as the hedged transaction impacted earnings. Upon adoption, the Group also recorded an adjustment of R45 million to increase the carrying value of a hedged debt instrument that was the hedged item in what would be considered a fair value type hedge. The fair value adjustment to the hedged item is limited to the extent of an off-setting fair value adjustment to the hedging instrument. In the 2005 fiscal year, the Group amortised R11 million (2004: R11 million, 2003: R11 million) of the adjustment to the hedged debt instrument into earnings.

47.   US GAAP information (continued)

e) Goodwill

Under IFRS and US GAAP, goodwill arising on the acquisition of a foreign entity is treated as an asset of the entity and translated at the foreign exchange rate ruling at the balance sheet date. The resulting foreign exchange transaction gain or loss is recorded in equity.

The Group adopted IFRS3 Business Combinations from April 1, 2004, under which acquired goodwill is no longer amortised, but tested for impairment at least annually (or more frequently if impairment indicators arise). Accordingly, goodwill arising from the Group's investment is not subject to amortisation as from April 1, 2004.

Under US GAAP, SFAS142 Goodwill and Other Intangible Assets is consistent with IAS38 Intangible Assets and IFRS3 which was adopted by the Group from April 1, 2004. From this date goodwill is no longer amortised.

Prior to April 1, 2004 under IFRS, goodwill arising on the acquisition of a foreign entity was treated as an asset of the Group and translated at the foreign exchange rate in effect at transaction date. In accordance with IFRS the Group amortised goodwill and other intangibles on a straight-line basis over the anticipated benefit period.

Under US GAAP, goodwill arising on the acquisition of a foreign entity was translated at the actual exchange rate at the end of the period. Furthermore, under US GAAP with effect from July 1, 2001 goodwill and intangibles with infinite lives are not amortised for business combinations completed after June 30, 2001. For previously recorded goodwill and intangibles with infinite lives, amortisation ceased on March 31, 2002. These adjustments resulted in an increase in income of R72 million and R74 million in 2004 and 2003, respectively.

The Group adopted SFAS142 Accounting for Goodwill and Other Intangibles effective April 1, 2002 and completed the initial step of a transitional impairment test on all goodwill and indefinite lived intangible assets as of April 1, 2002. Management determined an impairment of R16 million under US GAAP and IFRS with respect to the step acquisition of the minority interest in Swiftnet in May 2001, which has been recognised as a cumulative effect of accounting change under US GAAP in the 2003 fiscal year. Subsequent impairment losses will be reflected in operating income or loss in the income statement. There was no subsequent impairment loss recognised in fiscal years 2004 and 2005.

f) Joint venture accounting

Under IFRS, investments qualifying as joint ventures are accounted for under the proportionate consolidation method of accounting. Under the proportionate consolidation method, the venturer records its share of each of the assets, liabilities, income and expenses of the jointly controlled entity on a line-by-line basis with similar items in the venturer's financial statements. The venturer continues to record its total share of the losses in excess of the net investment in the joint venture.

However, for US GAAP purposes where the joint ventures are equity accounted, losses are only recognised up to the net investment in the joint venture, unless the investor has committed to continue providing financial support to the investee.

47. US GAAP information (continued)

Vodacom equity accounted earnings

Under IFRS, the Group's interests in joint ventures are proportionally consolidated. Under US GAAP, interest in joint ventures not meeting the criteria for accommodation under item 17 of Form 20-F should be reflected in the consolidated financial statements using the equity method. The following table sets out the restated abbreviated income statement and balance sheet of the Group's joint venture company, Vodacom, after US GAAP adjustments.

	Restated 2003 Rm	Restated 2004 Rm	2005 Rm	*2005 US$m
Income statements as per US GAAP				
Operating income	4,599	5,466	6,561	1,055
Income after financial items	3,687	5,004	6,582	1,058
Equity accounted earnings	(188)	1	–	–
Taxes	(1,358)	(1,987)	(2,735)	(440)
Minority interests	(48)	(26)	(77)	(12)
Change in accounting policy	5	5	5	1
Net income for the year	2,098	2,997	3,775	607
Balance sheets as per US GAAP				
Non-current assets	11,440	12,096	14,191	2,281
Current assets	4,881	7,092	8,662	1,393
Total assets	16,321	19,188	22,853	3,674
Equity	6,086	6,788	6,947	1,117
Minority interests	88	93	166	27
Non-current liabilities	3,244	3,234	4,266	686
Current liabilities	6,903	9,073	11,474	1,844
Total equity and liabilities	16,321	19,188	22,853	3,674

g) Deferred bonus incentive scheme

Under IFRS, the total value of deferred bonus entitlements as calculated at the end of each financial period are provided in full on the balance sheet date, based on the net present value of expected future cash flow.

Under US GAAP, in accordance with FIN28 Accounting for Stock Appreciation Rights and Other Variable Stock Option Awards Plans and Interpretation of APB Opinion no's 15 and 25, compensation cost is recognised over the service period or the vesting period if the service period is not defined, based upon the undiscounted value of the entitlements.

h) Business combinations

Under IFRS, the Group elected to fair value 100% of the assets acquired and liabilities assumed, including minority interests. The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed should be recognised as an asset referred to as goodwill.

Under US GAAP, the Group should only fair value the percentage of the assets acquired and liabilities assumed, excluding minority interests. Similar to IFRS, the excess of the cost of an acquisition over the net of the amounts assigned to assets acquired and liabilities assumed should be recognised as an asset referred to as goodwill. As a result, the carrying amount of the goodwill for US GAAP purposes is adjusted to reflect the different values assigned to the minority portion of assets and liabilities.

47. US GAAP information (continued)

i) Income taxes

Deferred tax benefits and liabilities are calculated, when applicable, for the differences between IFRS and US GAAP.

Telkom is taxed at a corporate tax rate of 30% on taxable income. Telkom incurs an additional Secondary Tax on Companies ('STC') at a rate of 12.50% on any dividends distributed to shareholders. The dividend tax is payable if and only when dividends are distributed. Neither the Company nor the shareholders receive any future tax benefits as a result of additional tax on dividends paid. As required under IFRS, Telkom will recognise the tax effects of dividends when distributed in future. Under US GAAP, consistent with the requirements of EITF 95-9, the company measures its income tax expense, including the tax effect of temporary differences, using the tax rate that includes the dividend tax. STC is calculated on retained income after the 1992 fiscal year after deducting the net gains from certain capital transactions as defined and after giving credit for dividends received from Vodacom and other subsidiaries for which the Group had paid the related STC tax.

The following is the reconciliation of the tax expense computed using the statutory tax rate of 30% to the effective rate of 36% (2004: 36%, 2003: 57%).

	Restated 2003 Rm	Restated 2004 Rm	2005 Rm	*2005 US$m
Income before tax per US GAAP	1,341	4,210	6,865	1,104
Expected income tax expense at statutory rate of 30%	402	1,263	2,060	331
Adjustments due to STC on retained income	105	533	505	81
Exempt income	(55)	(180)	(90)	(14)
Disallowable expenses	129	(149)	96	16
Tax losses not utilised	–	–	8	1
Temporary differences in Joint venture	4	–	–	–
Adjustment on possible CGT – Vodacom earnings	140	51	4	1
Over/(under) provision for prior year	36	(23)	(78)	(13)
Effective tax	761	1,495	2,505	403

With respect to the Group's investment in Vodacom, SFAS109 requires that deferred taxes be recognised for the effect of the excess of the amount of financial reporting over the tax basis of such investment. According to South African tax law, the Group would be required to pay tax at a rate of 30% on any increase in the taxable appreciation in the value of its investment since October 1, 2001. As such, deferred taxes have been recognised on the increase in the carrying value of the equity accounted investment in Vodacom since October 1, 2001.

Deferred tax

The tax effects of the US GAAP adjustments relating to Telkom's operations have been calculated based on a tax rate of 37.78%.

A reconciliation of the deferred tax balances under IFRS to the amounts determined under US GAAP, is as follows:

	2003	2004	2005	*2005 US$m
Net deferred tax asset/(liability) per IFRS	240	(422)	(727)	(117)
Vodacom deferred tax balance (equity accounted)	144	79	95	15
Additional distribution tax	(500)	(992)	(1,606)	(258)
CGT on equity investee	(183)	(234)	(238)	(38)
Tax effect of US GAAP adjustments	468	392	329	53
Net deferred tax asset/(liability) per US GAAP	169	(1,177)	(2,147)	(345)

47. US GAAP information (continued)

j) Tax rate change

Under IFRS, current and deferred taxation assets and liabilities are measured using taxation rates enacted unless announcements of taxation rates by the Government have the substantive effect of actual enactment. The Group's deferred taxation assets and liabilities at March 31, 2005 are recorded at the substantially enacted taxation rate of 29%.

For the purpose of US GAAP, the Group believes that under SFAS 109 Accounting for Income Taxes, measurement of current and future taxation liabilities and assets is based on the provision of the enacted tax law (the effects of future changes in taxation laws or rates are not anticipated). Therefore, the enacted rate of 30% should be used for all taxation amounts.

The Group has therefore adjusted the deferred taxation in terms of the difference in the taxation rate used for deferred tax for IFRS and for the purpose of US GAAP.

k) Attributable to minority interests

The Group adopted IAS27 Consolidated and Separate Financial Statements, from April 1, 2004. In accordance with the guidance, the Group has reclassified its minority interest in the balance sheet from a liability into equity. The Group applied this reclassification retrospectively.

Under US GAAP, minority interest is recorded outside of equity. Therefore, the minority interest under US GAAP is reclassified at the end of each fiscal year in the shareholders' equity reconciliation.

l) Guarantees

Under IFRS, fees received by the Group from issuing guarantees are recognised in income as earned. A liability in respect of the guarantee is not recognised until such time as the contingent liability is probable.

Under US GAAP, the Group adopted the initial recognition and initial measurement provisions of FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others (an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of Interpretation No. 34) ('FIN45') in fiscal year 2004. This interpretation clarifies that for certain guarantees a guarantor is required to recognise, at the inception of a guarantee entered into after December 15, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognised liability over the term of the related guarantee.

The Group has issued guarantees on a certain portion of employees' housing loans. The amount guaranteed differs depending on the facts such as employment period and salary rates. When an employee leaves the employment of the Company, any housing debt guaranteed by Telkom is settled before any pension payout can be made to the employee. The fair value of guarantees subsequent to December 31, 2002 is not material to the Group.

The Group has issued certain guarantees in connection with borrowings of Vodacom Congo (RDC) s.p.r.l., an equity method investee for US GAAP purposes. On the adoption of FIN45, all guarantees issued during fiscal year 2004 related to Vodacom Congo (RDC) s.p.r.l. were initially recorded at fair value at the balance sheet and subsequently amortised into income statements as the premiums are earned.

m) Onerous contracts

Under IFRS when the Group has a contract that is onerous, the excess obligation is measured and recognised as a provision in accordance with IAS37 Provisions, Contingent Liabilities and Contingent Assets. Under US GAAP, in accordance with FAS146 Accounting for Costs Associated with Exit or Disposal of Activities, a liability for costs that will continue to be incurred under a contract for its remaining term without corresponding economic benefit to the entity should be recognised and measured at its fair value when the entity ceased using the right conveyed by the contract. The provision raised in respect of the Group's onerous contracts is not significant and therefore no adjustment has been made.

Additional US GAAP disclosures

Share based compensation

Telkom Conditional Share Plan

The Group adopted IFRS2 Share-based Payments with prospective effect from April 1, 2004. This has resulted in the Group complying with FAS123 (R) Share-based Payment using the modified prospective treatment and as such there is no reconciling differences on the Telkom Conditional Share Plan.

Diabo Share Scheme

Share options that were fully vested prior to April 1, 2004 are accounted for in accordance with APB Opinion No. 25 Accounting for Stock Issued to Employees ('APB25') and related interpretations.

Under APB25, Telkom must account for options granted by a principal shareholder to its employees as a result of their employment with Telkom. Accordingly, the excess of the market price of the underlying stock at the date of grant over the exercise price of the employee options, is recognised as a shareholder capital contribution and compensation expense over the vesting period in the financial statements of the Group. The Group recognises this compensation expense for its graded vesting stock options on a straight-line basis over the vesting period of the shares.

47. **US GAAP information** (continued)

Additional US GAAP disclosures (continued)

Share based compensation (continued)

Options granted under the Diabo stock option plan established by the principal shareholder, the Government of South Africa, are exercisable at the price of R33.81, expire three years from the date of grant, are not transferable other than on death, and are exercisable in four equal annual instalments commencing on the date of grant, the first payments having been made six months from IPO date and on the first anniversary date of the scheme.

The compensation expense, applicable to current and ex-employees, is calculated as the difference between the option price and the share price on IPO date since it all relates to compensation for past service. As the option price exceeded the share price on that date, no compensation expense is recorded.

Pro forma information regarding net income and earnings per share is required by SFAS123, as amended by SFAS148, and has been determined as if the Group had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a binomial option pricing model with the following weighted-average assumptions:

- risk-free interest rates based on government zero coupon curve of 13.2% (first option), 12.7% (second option), 11.6% (third option) and 11.3% (last option date);

- dividend yields of 3.33% pa (no dividend yield for the first year); and

- volatility factors of the expected market price of the Company's common stock of 34% pa.

An actuarially adjusted binomial valuation method has been used that builds up a full binomial tree of possible share prices whenever the option is exercised, and discounts these to establish the fair value of the option granted.

For purposes of pro forma disclosures, the estimated fair value of the options is recognised as a one time charge to operating expenses as allowed by the SEC for options granted in connection with privatising governmental entities. The Company's pro forma information based on fair value calculations under SFAS123 follows:

	Restated 2003 Rm	Restated 2004 Rm	2005 Rm	*2005 US$m
US GAAP net income	1,678	4,230	**6,227**	**1,001**
Compensation expense	(46)	–	**–**	**–**
Pro forma net income	1,632	4,230	**6,227**	**1,001**
Pro forma basic earnings per common share (cents)	293.0	759.4	**1,150.0**	**184.9**
Pro forma diluted earnings per common share (cents)	293.0	759.4	**1,147.8**	**184.5**

A summary of the Company's stock option activity under the Diabo share scheme and related information for the year ended March 31, 2005 follows:

	March 31, 2003	March 31, 2004	March 31, 2005
Outstanding number at the beginning of the year	–	11,140,636	**5,570,318**
Granted during the year	11,140,636	–	**–**
Exercised during the year	–	5,570,318	**2,785,159**
Outstanding at the end of the year	11,140,636	5,570,318	**2,785,159**
Exercisable at the end the of year	–	–	**–**
Fair value of options granted during the year	R46 million	–	**–**

Exercise prices for options outstanding, as at March 31, 2005 is R33.81. The weighted-average remaining contractual life of those options is 338 days.

Employee benefits

There is a difference in treatment of the transitional asset/liability at inception of the statements under IFRS and US GAAP. In terms of FAS87, the transitional asset/liability is amortised on a straight-line basis over the remaining working lives of the employees participating in the plan from April 1, 1989. In terms of IAS19, if this is a 'liability' or deficit, this is either recognised immediately or alternatively amortised over a period of five years. In the event of an asset arising, the full amount is recognised immediately. The effect of these differences has been immaterial to the US GAAP reconciliation.

Notes to the consolidated annual financial statements
for the three years ended March 31, 2005

47. US GAAP information (continued)

Additional US GAAP disclosures(continued)

Pension fund

The net periodic pension costs includes the following components:

	2003 Rm	2004 Rm	2005 Rm	*2005 US$m
Service cost on benefits earned:				
Interest and service cost on projected benefit obligations	17	22	22	4
Expected return on plan assets	(28)	(31)	(22)	(4)
Amortisation of transitional obligation	(3)	(3)	(3)	–
Amortisation of unrecognised net gain	–	2	5	–
Net periodic pension benefit not recognised	(14)	(10)	2	–
The status of the pension plan is as follows:				
Net funding position	49	29	45	7
Unrecognised net transitional asset	(43)	(41)	(38)	(6)
Unrecognised actuarial loss	50	100	89	14
Pension surplus	56	88	96	15
Retirement fund				
The net periodic retirement costs includes the following components:				
Service cost on benefits earned:				
Interest and service cost on projected benefit obligations	307	279	301	48
Expected return on plan assets	(479)	(421)	(338)	(54)
Amortisation of transitional obligation	1	1	1	–
Amortisation of unrecognised net (gain)/loss	(48)	–	29	5
Net periodic retirement benefit not recognised	(219)	(141)	(7)	(1)
The status of the retirement plan is as follows:				
Net funding position	427	378	457	74
Unrecognised net transitional obligation	8	7	6	1
Unrecognised actuarial loss	190	383	312	50
Retirement surplus	625	768	775	125

	Restated 2003 Rm	Restated 2004 Rm	2005 Rm	*2005 US$m
Restrictions on dividend payouts				
The following is a reconciliation of retained earnings per US GAAP to the amount of unrestricted retained earnings:				
Retained earnings per US GAAP	8,761	12,490	18,111	2,912
Share of non-distributable retained earnings in significant investee	(3,481)	(3,948)	(4,061)	(653)
Cell Captive investment	(48)	(237)	(517)	(83)
Unrestricted earnings under US GAAP	5,232	8,305	13,533	2,176

All distributable earnings are available for distribution based on the Group's dividend policy. The Board of Directors of Telkom decides on an annual basis the amount of earnings to be reinvested in the operations and the amount of any remaining funds that are available for distribution to shareholders.

Retained earnings of our investee, Vodacom, are restricted, since we require the consent of other shareholders in order to require Vodacom to declare dividends. Restricted retained earnings included in the March 31, 2005 balance amount to R4,061 million (2004: R3,948 million, 2003: R3,481 million).

Telkom has invested funds in a Cell Captive, which will be used to fund future post-retirement medical aid costs. These funds will be used for that purpose only and are therefore not distributable.

Notes to the consolidated annual financial statements
for the three years ended March 31, 2005

47. US GAAP information (continued)

Statement of income classification items

US GAAP requires the disclosure of certain income statement items:

	Restated 2003 Rm	Restated 2004 Rm	2005 Rm	*2005 US$m
Revenues from other services	(22,319)	(22,746)	(24,403)	(3,923)
Income from rentals	(591)	(629)	(662)	(106)
Net sales of tangible products	(130)	(208)	(194)	(31)
Income from Government	(1,606)	(1,866)	(1,987)	(320)
Income from other related parties	(4,959)	(5,092)	(3,660)	(589)
Total operating revenue	(29,605)	(30,541)	(30,906)	(4,969)
Total revenue from services	(29,475)	(30,333)	(30,712)	(4,938)
– Subscription and connection	(4,582)	(4,915)	(5,184)	(834)
– Domestic (local and long distance)	(9,176)	(9,680)	(9,286)	(1,493)
– Fixed-to-mobile	(7,540)	(7,321)	(7,302)	(1,174)
– International outgoing	(1,284)	(1,312)	(1,135)	(182)
– Interconnection	(1,762)	(1,643)	(1,319)	(212)
– Data	(4,464)	(5,032)	(5,510)	(886)
– Directories and other	(667)	(430)	(976)	(157)
Revenue from product sales	(130)	(208)	(194)	(31)
Total operating revenue	(29,605)	(30,541)	(30,906)	(4,969)
Costs of services	13,840	14,749	14,031	2,256
Cost of sales related to services	126	93	75	12
Cost of tangible products sold	120	201	167	27
Operating expenses of other income and SG&A	11,123	8,871	8,829	1,419
Total operating expense	25,209	23,914	23,102	3,714
Net interest and amortisation of debt expense	4,113	(2,918)	(1,861)	(299)

Balance Sheet Classification Items

US GAAP requires the disclosure of certain balance sheet items

Amounts payable for advisory, management and service fees	(26)	(7)	(410)	(66)
Amounts payable to controlled companies	(89)	(115)	(277)	(44)
Amounts payable to affiliates	(393)	(496)	(491)	(79)
Trade creditors	(1,620)	(1,127)	(1,482)	(239)
Restructuring liability	–	(97)	(606)	(97)
Other amounts payable	(1,950)	(2,288)	(1,381)	(222)
Total payable	(4,078)	(4,130)	(4,647)	(747)

F–95

Notes to the consolidated annual financial statements
for the three years ended March 31, 2005

47. US GAAP information (continued)

Other payables include the following broad categories of payables: financial instrument payables, sundry provisions, accruals and VAT payable.

Allowances

The following allowances have been included in other liabilities in the balance sheet items as disclosed in the IFRS financial statements for the Group.

	March 31 2003 Rm	March 31 2004 Rm	March 31 2005 Rm	*March 31 2005 US$m
Restructuring provision				
Opening balance	35	–	97	15
Movement in provision	244	302	961	155
Workforce reduction payments	(279)	(205)	(452)	(73)
Closing balance restructuring liability	–	97	606	97

Recently issued accounting standards

On November 24, 2004, the FASB issued SFAS151 Inventory Costs, an amendment of ARB No. 43, Chapter 4 ('SFAS151'). The amendments made by SFAS151 clarify that 'abnormal' amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognised as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS151 is the result of a broader effort by the FASB to improve the comparability of cross-border financial reporting by working with the International Accounting Standards Board ('IASB') towards development of a single set of high-quality accounting standards. The FASB and the IASB noted that ARB43, Chapter 4 and IAS2 Inventories, are both based on the principle that the primary basis of accounting for inventory is cost. Both of these accounting standards also require that 'abnormal' amounts of idle freight, handling costs, and wasted materials be recognised as period costs; however, the Boards noted that differences in the wording of the two standards could have led to the inconsistent application of those similar requirements. The FASB concluded that clarifying the existing requirements in ARB43 by adopting language similar to that used in IAS2 is consistent with its goals of improving financial reporting in the United States and promoting convergence of accounting standards internationally. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The Group is currently evaluating the impact of SFAS151 on its results of operations, financial position and cash flows.

In December 2004, the FASB issued SFAS153 Exchanges of Non-monetary Assets – an amendment of APB Opinion No. 29 ('SFAS153'), which amends APB29 Accounting for Non-monetary Transactions to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Group is currently evaluating the impact of SFAS153 on its results of operations, financial position and cash flows.

In March 2005, the FASB issued FIN47 Accounting for Conditional Asset Retirement Obligations which interprets FASB143 Asset Retirement Obligations, by requiring that uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation be factored into the measurement of the obligation when sufficient information exists. FIN47 is effective for fiscal years ending after December 15, 2005. The Group is currently evaluating the inpact of FIN47 on its results of operations, financial position and cash flows.

CONSOLIDATED ANNUAL FINANCIAL STATEMENTS

VODACOM GROUP (PROPRIETARY) LIMITED
REGISTRATION NO. 1993/005461/07
CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
FOR THE THREE YEARS ENDED MARCH 31, 2005

Report of the Independent Auditors and Independent Registered Public Accounting Firm   F–98

Consolidated Income Statements   F–99

Consolidated Balance Sheets   F–100

Consolidated Statements of Changes in Equity   F–101

Consolidated Statements of Recognised Income and Expenses   F–102

Consolidated Cash Flow Statements   F–103

Notes to the Consolidated Annual Financial Statements   F–104

REPORT OF THE INDEPENDENT AUDITORS AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM*

TO THE MEMBERS OF VODACOM GROUP (PROPRIETARY) LIMITED

We have audited the accompanying consolidated balance sheets of Vodacom Group (Proprietary) Limited and subsidiaries as of March 31, 2005 and the related consolidated income statements, statements of changes in equity, recognised income and expenses and cash flows for the three years then ended, set out on pages F-99 to F-187. These financial statements are the responsibility of the Group's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards and the standards of the Public Company Accounting Oversight Board (PCAOB) (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the consolidated annual financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2005, 2004 and 2003, and the results of its operations and its cash flows for the three years then ended, in conformity with International Financial Reporting Standards (IFRS) and in the manner required by the Companies Act of South Africa, 1973.

As discussed in Note 23 to the consolidated annual financial statements, in 2005 the Group changed its basis for accounting for goodwill, foreign exchange translations and minority interest to conform to IFRS 3: Business Combinations, International Accounting Standard (IAS) 21: The Effects of Changes in Foreign Exchange Rates and IAS 27: Consolidated and Separate Financial Statements respectively. The Group also changed its revenue recognition policies in line with guidance issued under generally accepted accounting principles in the United States.

Note 23 to the consolidated annual financial statements further discloses certain restatements affecting the accompanying income statements for the years ended March 31, 2004 and 2003. These restatements relate to equipment sales and direct network operating costs that were previously incorrectly grossed up and deferred taxation which was restated to reflect the net amount of the non-current deferred taxation asset and liability where the Group has the right of set off. These restatements do not impact the Group's results or cash flow information for these years.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). Information relating to the nature and effect of such differences is presented in Note 45 to the consolidated financial statements.

Deloitte & Touche
Registered Accountants and Auditors
Chartered Accountants (SA)
Pretoria,
South Africa
June 1, 2005

* As defined in Rule 1001 of the PCAOB rules included in PCAOB Release No. 2003-007

A complete list of partners is available from any of our offices.

CONSOLIDATED INCOME STATEMENTS

for the three years ended March 31, 2005

	Notes	Restated 2003 Rm	Restated 2004 Rm	**2005** **Rm**
Revenue	1	19,409.7	22,855.2	**27,315.3**
Other operating income		68.0	57.6	**63.8**
Direct network operating cost		(10,491.4)	(12,430.1)	**(14,614.1)**
Depreciation	4	(2,163.0)	(2,316.9)	**(2,611.1)**
Staff expenses		(1,018.6)	(1,331.6)	**(1,652.9)**
Marketing and advertising expenses		(652.5)	(702.0)	**(767.3)**
General administration expenses		(611.6)	(682.3)	**(747.9)**
Amortisation of intangible assets	2	(213.2)	(214.8)	**(232.1)**
Impairment of assets	3	–	–	**(268.4)**
Profit from operations	4	4,327.4	5,235.1	**6,485.3**
Interest, dividends and other financial income	5	649.6	656.6	**662.8**
Finance costs	6	(1,546.3)	(1,107.5)	**(641.7)**
Profit before taxation		3,430.7	4,784.2	**6,506.4**
Taxation	7	(1,171.1)	(1,725.0)	**(2,614.2)**
Net profit		2,259.6	3,059.2	**3,892.2**

Attributable to:			
Equity shareholders	2,212.1	3,033.0	**3,861.4**
Minority interests	47.5	26.2	**30.8**

		2003 R	2004 R	**2005** **R**
Basic and diluted earnings per share	32	221,210	303,300	**386,140**
Dividend per share	32	60,000	210,000	**340,000**

CONSOLIDATED BALANCE SHEETS

as at March 31, 2005

	Notes	Restated 2003 Rm	Restated 2004 Rm	2005 Rm
ASSETS				
Non-current assets		12,024.2	12,865.0	**13,903.7**
Property, plant and equipment	8	10,675.0	10,858.6	**12,230.7**
Investment properties	9	–	63.8	**49.7**
Intangible assets	10	535.5	1,002.7	**940.8**
Financial assets	11	373.0	258.3	**137.5**
Deferred taxation	12	154.9	277.8	**308.1**
Deferred cost		285.8	403.8	**236.9**
Current assets		4,971.7	7,286.8	**8,662.2**
Inventory	13	238.8	288.5	**479.5**
Trade and other receivables	14	2,896.0	3,450.0	**3,621.4**
Deferred cost		544.9	859.8	**428.3**
Short-term financial assets	11	85.5	318.4	**142.9**
Cash and cash equivalents	31	1,206.5	2,370.1	**3,990.1**
Total assets		16,995.9	20,151.8	**22,565.9**
EQUITY AND LIABILITIES				
Equity		6,909.8	7,664.7	**7,954.3**
Ordinary share capital	15	*	*	*
Non-distributable reserves	16	(141.0)	(324.9)	**(298.0)**
Retained earnings		6,962.8	7,896.6	**8,123.6**
Minority interests	17	88.0	93.0	**128.7**
Non-current liabilities		2,617.6	2,234.8	**3,137.8**
Interest bearing debt	18	1,732.2	1,216.6	**2,213.5**
Deferred taxation	12	443.3	436.0	**499.2**
Deferred revenue		285.8	403.8	**240.7**
Provisions	22	156.3	178.4	**184.4**
Current liabilities		7,468.5	10,252.3	**11,473.8**
Trade and other payables	19	2,918.5	3,862.1	**4,830.8**
Deferred revenue		1,190.1	1,883.4	**1,411.4**
Taxation payable		315.2	852.0	**632.6**
Shareholder loans	20	920.0	–	**–**
Non-interest bearing debt	21	4.3	4.3	**4.3**
Short-term interest bearing debt	18	436.4	839.9	**381.6**
Short-term provisions	22	324.4	473.7	**595.0**
Dividends payable		600.0	1,500.0	**1,800.0**
Derivative financial liabilities	39	200.6	64.5	**1.0**
Bank overdraft	31	559.0	772.4	**1,817.1**
Total equity and liabilities		16,995.9	20,151.8	**22,565.9**

* Amounts less than R50,000

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the three years ended March 31, 2005

	Notes	Share capital Restated Rm	Retained earnings Restated Rm	Non-distributable reserves Restated Rm	Minority interests Restated Rm	Total Restated Rm
Balance at March 31, 2002						
– previously reported		*	5,357.7	106.1	10.6	5,474.4
Changes in accounting policies, reclassifications and restatements	23	–	(4.4)	31.7	–	27.3
Balance at March 31, 2002 – restated		*	5,353.3	137.8	10.6	5,501.7
Net profit for the year		–	2,212.1	–	47.5	2,259.6
Dividends declared	32	–	(600.0)	–	–	(600.0)
Contingency reserve		–	(2.6)	2.6	–	–
Capital contribution	23	–	–	–	65.0	65.0
Net gains and losses not recognised in the income statement	16,17					
Foreign currency translation reserve		–	–	(302.4)	(35.1)	(337.5)
Foreign currency translation reserve – deferred taxation		–	–	21.0	–	21.0
Balance at March 31, 2003 – restated		*	6,962.8	(141.0)	88.0	6,909.8
Net profit for the year		–	3,033.0	–	26.2	3,059.2
Dividends declared	32	–	(2,100.0)	–	–	(2,100.0)
Contingency reserve		–	0.8	(0.8)	–	–
Net gains and losses not recognised in the income statement	16,17					
Foreign currency translation reserve		–	–	(194.0)	(21.2)	(215.2)
Foreign currency translation reserve – deferred taxation		–	–	10.9	–	10.9
Balance at March 31, 2004 – restated		*	7,896.6	(324.9)	93.0	7,664.7
Net profit for the year		–	3,861.4	–	30.8	3,892.2
Dividends declared	32	–	(3,400.0)	–	(3.8)	(3,403.8)
Contingency reserve		–	(1.0)	1.0	–	–
Acquired reserves from the minorities of Vodacom Congo (RDC) s.p.r.l.	30	–	(233.4)	82.1	–	(151.3)
Acquisition of subsidiary	29	–	–	–	10.1	10.1
Revaluation of available-for-sale investments	11	–	–	0.2	0.1	0.3
Net gains and losses not recognised in the income statement	16,17					
Foreign currency translation reserve		–	–	(56.4)	(1.5)	(57.9)
Balance at March 31, 2005		*	8,123.6	(298.0)	128.7	7,954.3

Amounts less than R50,000

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSES

for the three years ended March 31, 2005

	2003 Rm	2004 Rm	2005 Rm
Gain on revaluation of available-for-sale investment	–	–	0.3
Foreign currency translation reserve	(337.5)	(215.2)	(57.9)
Tax on items taken directly to equity	21.0	10.9	–
Net loss recognised directly in equity	(316.5)	(204.3)	(57.6)
Net profit for the period	2,259.6	3,059.2	3,892.2
Total recognised income and expenses for the year	1,943.1	2,854.9	3,834.6
Attributable to:			
Equity shareholders	1,930.7	2,849.9	3,805.2
Minority interests	12.4	5.0	29.4

CONSOLIDATED CASH FLOW STATEMENTS

for the three years ended March 31, 2005

	Notes	Restated 2003 Rm	Restated 2004 Rm	2005 Rm
CASH FLOW FROM OPERATING ACTIVITIES				
Cash receipts from customers		18,980.0	22,175.5	**27,078.8**
Cash paid to suppliers and employees		(12,258.9)	(14,578.8)	**(17,066.8)**
Cash generated from operations	24	6,721.1	7,596.7	**10,012.0**
Finance costs paid	25	(721.7)	(512.3)	**(259.2)**
Interest, dividends and other financial income received	26	280.0	368.7	**246.8**
Taxation paid	27	(1,337.4)	(1,463.3)	**(2,744.4)**
Dividends paid – equity shareholders		(600.0)	(1,200.0)	**(3,100.0)**
Dividends paid – minority shareholders		–	–	**(5.2)**
Net cash flows from operating activities		4,342.0	4,789.8	**4,150.0**
CASH FLOW FROM INVESTING ACTIVITIES				
Additions to property, plant and equipment	28	(3,066.5)	(2,813.8)	**(3,253.4)**
Proceeds on disposal of property, plant and equipment		7.7	5.0	**20.1**
Acquisition of intangible assets	10	–	(121.1)	**–**
Disposal of subsidiaries	29	31.5	–	**–**
Acquisition of subsidiaries	29	–	149.6	**(289.8)**
Acquired cash from Vodacom Congo (RDC) s.p.r.l.	30	–	–	**12.9**
Advance to minority shareholders		(157.9)	–	**–**
Disposal of other investments		9.0	–	**–**
Other investing activities		(67.0)	(219.5)	**136.0**
Net cash flows utilised in investing activities		(3,243.2)	(2,999.8)	**(3,374.2)**
CASH FLOW FROM FINANCING ACTIVITIES				
Shareholder loans repaid		–	(920.0)	**–**
Interest bearing debt incurred		774.1	186.9	**1,165.3**
Interest bearing debt repaid		(426.1)	(55.6)	**(1,332.3)**
Finance lease capital repaid		(1.6)	(9.6)	**(28.1)**
Finance lease capital incurred		13.2	–	**–**
Funding received from minority shareholders		157.9	–	**–**
Net cash flows (utilised in)/from financing activities		517.5	(798.3)	**(195.1)**
NET INCREASE IN CASH AND CASH EQUIVALENTS		1,616.3	991.7	**580.7**
Cash and cash equivalents at the beginning of the year		(857.6)	647.5	**1,597.7**
Effect of foreign exchange rate changes		(111.2)	(41.5)	**(5.4)**
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	31	647.5	1,597.7	**2,173.0**

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS

March 31, 2005

BASIS OF PREPARATION

These consolidated annual financial statements have been prepared in accordance with International Financial Reporting Standards and South African Statements of Generally Accepted Accounting Practice and have been prepared on the historical cost basis, except for financial assets and financial liabilities (including derivative instruments) recorded at fair value. The consolidated annual financial statements have been presented in South African Rands, as this is the currency in which the majority of the Group's transactions are denominated.

The principal accounting policies are consistent in all material respects with those applied in the previous period, except where disclosed elsewhere (Note 23).

The following are the principal accounting policies adopted by the Group in the preparation of these consolidated annual financial statements:

ACCOUNTING POLICIES

A.   Consolidation

A.1   Basis of consolidation

The consolidated annual financial statements include the consolidated financial position, results of operations and cash flows of Vodacom Group (Proprietary) Limited and its subsidiaries, both foreign and domestic, up to March 31, 2005.

Joint ventures are included using the proportionate consolidation method, whereby the Group's share of the assets, liabilities, income, expenses and cash flows of joint ventures are combined on a line-by-line basis with similar items in the consolidated annual financial statements.

Minority interests are separately presented in the consolidated balance sheets and income statements.

Goodwill on the acquisition of subsidiaries and joint ventures is accounted for in accordance with the Group's accounting policy for intangible assets set out below.

A.2   Business combinations

•   Acquisition of a business

Business combination acquisitions are accounted for using the purchase method of accounting, whereby the acquisition is accounted for at its cost plus any costs directly attributable to the acquisition. Cost represents the cash or cash equivalents paid or the fair value or other consideration given, at the date of the acquisition. Business combinations include the acquisition of subsidiaries and joint ventures.

On acquisition, the identifiable assets, liabilities and contingent liabilities of the relevant subsidiaries or joint ventures, are measured based upon the Group's interest in their fair value at the date of acquisition. The interest of minority shareholders is recorded at the minority's share of the fair value of the identifiable assets, liabilities and contingent liabilities. Subsequently, any losses attributable to minority shareholders in excess of their interest, is allocated against the interest of the Group.

•   Disposals

On subsequent disposal, the profit or loss on disposal is the difference between the selling price and the fair value of net assets and liabilities disposed of, adjusted for any related carrying amount of goodwill in accordance with the Group's accounting policies.

A.3   Subsidiaries

Subsidiaries are those entities controlled by the Group. Control is presumed to exist where the Group has an interest of more than one half of the voting rights and the power to control the financial and operating activities of the entities so as to obtain benefits from its activities. All subsidiaries are consolidated.

Inter-company balances and transactions, and resulting unrealised profits between Group companies, are eliminated in full on consolidation.

A.   Consolidation (continued)

A.3   Subsidiaries (continued)

Where necessary, accounting policies of subsidiaries are adjusted to ensure that the consolidated annual financial statements are prepared using uniform accounting policies.

Investments in subsidiaries are consolidated from the date on which the Group has power to exercise control, up to the date on which power to exercise control ceases.

A.4   Joint ventures

Joint ventures, for the purpose of these consolidated annual financial statements, are those entities in which the Group has joint control through a contractual arrangement with one or more other venturers.

Investments in joint ventures are proportionately consolidated from the date on which the Group has power to exercise joint control, up to the date on which power to exercise joint control ceases.

The Group's proportionate share of inter-company balances and transactions, and resulting unrealised profit or losses, between Group companies and jointly controlled entities are eliminated on consolidation.

B.   Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Land is not depreciated and is recorded at cost less accumulated impairment losses, if any.

Cost of property, plant and equipment includes all directly attributable expenditure incurred in the acquisition, establishment and installation of such assets so as to bring them to a working condition for their intended use. Interest costs are not capitalised.

Depreciation is calculated so as to write off the cost of property, plant and equipment on a straight-line basis, over the estimated useful life to the estimated residual value. Depreciation commences when the asset is ready for its intended use (in the case of infrastructure assets this is deemed to be the date of acceptance).

The estimated useful lives of depreciable property, plant and equipment are as follows:

General purpose buildings	50 years
Special purpose buildings	15 years
Infrastructure	
– GSM	8 years
– Value added services equipment	8 years
Community services	
– Containers	5 years
– Cellular equipment	2 years
Information services	
– Equipment	4 years
– Computer software	3 years
SIM centre	4 years
Office automation	2 – 3 years
Other assets	
– Motor vehicles	4 years
– Furniture and fittings	5 years
– Office equipment	4 years

B. **Property, plant and equipment (continued)**

General purpose buildings and special purpose buildings are generally classified as owner-occupied. They are therefore held at cost and depreciated as property, plant and equipment and not regarded as investment properties.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Maintenance and repairs, which neither materially add to the value of the assets nor appreciably prolong their useful lives, are recognised as an expense in the period incurred. Minor plant and equipment items are also recognised as an expense in the period acquired.

Profits or losses on the retirement or disposal of property, plant and equipment, determined as the difference between the actual proceeds and the carrying amount of the assets, are recognised in the consolidated income statement in the period in which they occur.

Where a network infrastructure site lease contains a restoration clause, or where historical experience indicates that restoration costs will be incurred, a liability for the site restoration costs is recorded. The liability recorded is measured at the present value of the estimated future restoration costs to be incurred. The present value of the liability is capitalised to the underlying infrastructure asset to which the restorations costs relate at the inception of the restoration obligation. These amounts are amortised over the estimated useful life of the related infrastructure asset. The restoration liability is accredited to its future value over the lease period.

C. **Investment properties**

Investment properties, which are properties held to earn rentals and/or for capital appreciation, are stated at cost less accumulated depreciation and accumulated impairment losses, if any.

Depreciation is calculated so as to write off the cost of the investment property on a straight-line basis, over its estimated useful life to its estimated residual value. Depreciation commences when the property is ready for its intended use. The estimated useful lives of depreciable properties are disclosed under property, plant and equipment and can be general purpose buildings or special purpose buildings.

D. **Intangible assets**

Intangible assets are stated at cost less accumulated amortisation and accumulated impairment losses, if any.

The following are the main categories of intangible assets:

D.1 **Intangible assets with an indefinite useful life**

Intangible assets with an indefinite useful life are not amortised but tested for impairment on an annual basis.

• Goodwill

  Goodwill represents the excess of the cost of the acquisition of a subsidiary or joint venture, over the Group's interest in the fair value of identifiable assets, liabilities and contingent liabilities at the date of acquisition. Goodwill on the acquisition of subsidiaries and joint ventures is included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses, if any. Impairment losses previously recognised are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

D. Intangible assets (continued)

D.2 Intangible assets with a finite useful life

Intangible assets with a finite useful life are amortised to the consolidated income statement on a straight-line basis over their estimated useful lives, which are reviewed on an annual basis. Amortisation commences when the intangible asset is available for use. The residual values of intangible assets are assumed to be zero.

The estimated useful lives of intangible assets are currently as follows:

Mobile licences	5 – 20 years
Contract mobile customer	5 years
Prepaid mobile customers	3 years
Trademarks and brands	5 – 10 years

- Licences

  Licences, which are acquired to yield an enduring benefit, are capitalised at cost and amortised from the date of commencement of usage rights over the shorter of the economic life or the duration of the licence agreement.

- Customer bases

  Cost of contract customer bases or prepaid customer bases represents the purchase price on the acquisition of mobile customer bases. Customer bases are amortised on a straight-line basis over their estimated useful lives.

- Trademarks and brands

  Purchased trademarks and brands are capitalised at cost and amortised over their estimated useful lives. Expenditure incurred to develop, maintain and renew trademarks and brands internally is recognised as an expense in the period incurred.

D.3 Intangible assets not available for use

Intangible assets not available for use are not amortised but tested for impairment on an annual basis.

E. Inventory

Inventory is stated at the lower of cost and net realisable value. Cost is determined by the first-in-first-out method and comprises all costs of purchase, costs of conversion and other costs incurred in bringing it to its present location and condition. Net realisable value represents the estimated selling price in the ordinary course of business less all estimated costs to completion and the estimated costs necessary to make the sale.

The amount of any write-down of inventory to net realisable value and all losses of inventory are recognised as an expense in the period that the write-down or loss occurs.

F. Foreign currencies

F.1 Transactions and balances

Foreign currency transactions are translated, on initial recognition, at the foreign exchange rate ruling at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate ruling at settlement date or balance sheet date. Exchange differences on the settlement or translation of monetary assets or liabilities are included in finance costs and finance income in the period in which they arise.

F.2 Foreign operations

The annual financial statements of foreign operations are translated into South African Rands for incorporation into the consolidated annual financial statements. Assets and liabilities are translated at the foreign exchange rates ruling at balance sheet date. Income, expenditure and cash flow items are translated at the actual foreign exchange rate or average foreign exchange rates for the period.

All resulting unrealised exchange differences are classified as equity. On disposal, the cumulative amounts of unrealised exchange differences that have been deferred are recognised in the consolidated income statement as part of the gain or loss on disposal.

F.   Foreign currencies (continued)

F.2   Foreign operations (continued)

Gains and losses on the translation of equity loans to foreign entities that are intended to be permanent are recognised in equity if the loans are denominated in one of the entities functional currencies. If the loans are denominated in a third currency, gains or losses are recognised in the consolidated income statement.

Goodwill and intangibles arising on the acquisition of a foreign operation are treated as assets of the foreign operation and translated at the foreign exchange rates ruling at balance sheet date.

G.   Taxation

G.1   Current taxation

The charge for current taxation is based on the results for the period and is adjusted for items that are non-assessable or disallowed. Current taxation is measured at the amount expected to be paid, using taxation rates and laws that have been enacted or substantively enacted by the balance sheet date.

G.2   Deferred taxation

Deferred taxation is provided using the balance sheet liability method for all temporary differences arising between the carrying amounts of assets and liabilities, on the consolidated balance sheet, and their respective taxation bases. Deferred taxation is not provided on differences relating to goodwill for which amortisation is not deductible for taxation purposes or on the initial recognition of assets or liabilities, which is not a business combination and, at the time of the transaction, affects neither accounting nor taxable profit or loss.

Deferred taxation liabilities are recognised for taxable temporary differences associated with investments in subsidiaries and joint ventures, except where the Group is able to control the timing of the reversal of the temporary differences and it is probable that it will not reverse in the foreseeable future.

Deferred taxation assets are recognised to the extent that it is probable that future taxable profit will be available against which the associated unused taxation losses or credits and deductible temporary differences can be utilised.

Exchange differences arising from the translation of foreign taxation assets and liabilities of foreign entities are classified as a deferred taxation expense or income.

G.3   Secondary taxation on companies

Secondary Taxation on Companies (STC) is provided for at a rate of 12.5% on the amount of the net dividend declared by Vodacom Group (Proprietary) Limited. It is recorded as a tax expense when dividends are declared.

STC credits on dividends received are recorded as assets in the period that they arise, limited to the reserves available for distribution.

H.   Employee benefits

H.1   Post-employment benefits

The Group provides defined contribution funds for the benefit of employees, the assets of which are held in separate funds. The funds are funded by payments from employees and the Group. Contributions to the funds are recognised as an expense in the period in which the employee renders the related service.

The Group has no liability for contributions to the medical aid of retired employees.

H.2   Short-term and long-term benefits

The cost of all short-term employee benefits, such as salaries, employee entitlements to leave pay, bonuses, medical aid and other contributions, are recognised during the period in which the employee renders the related service. The Group recognises the expected cost of bonuses only when the Group has a present legal or constructive obligation to make such payment and a reliable estimate can be made.

H.   **Employee benefits (continued)**

H.3   **Accumulative termination benefits**

Accumulative termination benefits are payable whenever:

• an employee's employment is terminated before the normal retirement date, or

• an employee accepts voluntary redundancy.

The Group recognises termination benefits when it is constructively obliged to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. If the benefits fall due more than 12 months after balance sheet date, they are discounted to present value. If the amount can be reasonably estimated, the measurement of termination benefits is based on the number of employees expected to accept the offer.

H.4   **Compensation benefits**

Employees of wholly owned subsidiaries, including executive directors, are eligible for compensation benefits in the form of a deferred bonus incentive scheme. The benefit is recorded at the present value of the expected future cash outflows.

I.   **Revenue recognition**

Revenue net of discounts, which excludes Value Added Taxation and sales between Group companies, represents the invoiced value of goods and services supplied by the Group. The Group measures revenue at the fair value of the consideration received or receivable. Revenue is recognised only when it is probable that the economic benefits associated with a transaction will flow to the Group and the amount of revenue, and associated costs incurred or to be incurred, can be measured reliably. If necessary, revenue is split into separately identifiable components.

The Group invoices its independent service providers for the revenue billed by them on behalf of the Group. The Group, within its contractual arrangements with its agents, pays them administrative fees. The Group receives in cash, the net amount equal to the gross revenue earned less the administrative fees payable to the agents.

The recognition of revenue involves estimates and assumptions with regards to the estimation of the useful life of the customer base. This estimate is based on past experience.

The main categories of revenue and bases of recognition for the Group are:

I.1   **Contract products**

Contract products that may include deliverables such as a handset and 24-month service are defined as arrangements with multiple deliverables. The arrangement consideration is allocated to each deliverable, based on the fair value of each deliverable on a stand alone basis as a percentage of the aggregated fair value of the individual deliverables. Revenue allocated to the identified deliverables in each revenue arrangement and the cost applicable to these identified deliverables are recognised based on the same recognition criteria of the individual deliverable at the time the product or service is delivered.

•   Revenue from the handset is recognised when the product is delivered.

•   Monthly service revenue received from the customer is recognised in the period in which the service is delivered.

•   Airtime revenue is recognised on the usage basis. The terms and conditions of the bundled airtime products, where applicable, allow the carry over of unused airtime. The unused airtime is deferred in full.

•   Deferred revenue related to unused airtime is recognised when utilised by the customer. Upon termination of the customer contract, all deferred revenue for unused airtime is recognised in income.

I. **Revenue recognition (continued)**

I.2 **Prepaid products**

Prepaid products that may include deliverables such as a SIM-card and airtime are defined as arrangements with multiple deliverables. The arrangement consideration is allocated to each deliverable, based on the fair value of each deliverable on a stand alone basis as a percentage of the aggregated fair value of the individual deliverables. Revenue allocated to the identified deliverables in each revenue arrangement and the cost applicable to these identified deliverables are recognised based on the same recognition criteria of the individual deliverable at the time the product or service is delivered.

• Revenue from the SIM-card, representing activation fees, is recognised over the average useful life of a prepaid customer.
• Airtime revenue is recognised on the usage basis. Unused airtime is deferred in full.
• Deferred revenue related to unused airtime is recognised when utilised by the customer. Upon termination of the customer relationship, all deferred revenue for unused airtime is recognised in revenue.

Upon purchase of an airtime voucher the customer receives the right to make outgoing voice and data calls to the value of the airtime voucher. Revenue is recognised as the customer utilises the voucher.

Deferred revenue and costs related to unactivated starter packs which do not contain any expiry date, is recognised in the period when the probability of these starter packs being activated by a customer becomes remote. In this regard the Group applies a period of 36 months before these revenues and costs are released to the income statement.

I.3 **Data revenue**

Revenue net of discounts, from data services is recognised when the Group has performed the related service and depending on the nature of the service, is recognised either at the gross amount billed to the customer or the amount receivable by the Group as commission for facilitating the service.

I.4 **Equipment sales**

All equipment sales are recognised only when delivery and acceptance has taken place.

Equipment sales to third party service providers are recognised when delivery is accepted. No rights of return exist on sale to third party service providers.

I.5 **Other revenue and income**

• Interconnect and international
  Interconnect and international revenue is recognised on the usage basis.

• Dividends
  Dividends from investments are recognised when the right to receive payment has been established.

• Interest
  Interest is recognised on a time proportion basis with reference to the principal amount receivable and the effective interest rate applicable.

J. **Leases**

J.1 **Lease classification**

Leases involving property, plant and equipment whereby the lessor provides finance to the lessee with the asset as security, and where the lessee assumes the significant risks and rewards of ownership of those leased assets, are classified as finance leases.

Leases of property, plant and equipment to the lessee, under which the lessor effectively retains the significant risks and rewards of ownership of those leased assets, are classified as operating leases.

J.2 **Group as lessee**

• Finance leases
  Lessee finance leases are capitalised, as property, plant and equipment, at their cash equivalent cost and a corresponding finance lease liability is raised. The cash equivalent cost is the lower of fair value or the present value of the minimum lease payments, at inception of the lease. Such assets are depreciated in terms of the accounting policy on property, plant and equipment stated above.

  Lease payments are allocated between lease finance costs and a capital reduction of the finance lease liability. Lease finance costs are allocated to the consolidated income statement over the term of the lease using the effective interest rate method, so as to produce a constant periodic rate of return on the remaining balance of the liability for each period.

J. Leases (continued)

J.2 Group as lessee (continued)

• Operating leases

Lessee operating lease rental payments are expensed in the consolidated income statement on a straight-line basis over the lease term.

When an operating lease is terminated before the lease term has expired any payment to the lessor that is required, by way of penalty, is recognised as an expense in the period in which termination takes place.

K. Derivative instruments

The Group recognises all derivative instruments on the balance sheet at fair value, including certain derivative instruments embedded in other contracts. Changes in the fair value of derivative instruments are recorded in earnings as they arise.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives unless the risks and characteristics are closely related to those host contracts or the host contracts are carried at fair value.

Where the fair value of derivatives cannot be reliably estimated, the derivatives are recorded at cost.

The Group does not use derivatives for trading or speculative purposes.

L. Financial instruments – other than derivatives

L.1 Initial recognition and measurement

All financial instruments, other than derivatives which are dealt with above, are recognised on the consolidated balance sheet. Financial instruments are initially recognised when the Group becomes party to the contractual terms of the instruments and are measured at cost, which is the fair value of the consideration given (financial asset) or received (financial liability or equity instrument) for it.

Financial liabilities and equity instruments issued by the Group are classified at initial recognition as debt or equity or compounded instruments in terms of IAS 32: Financial Instruments: Disclosure and Presentation ("IAS 32") on the basis of the contractual terms.

Purchases and sales of investments are recognised on trade-date, the date on which the Group commits to purchase or sell the asset.

L.2 Financial assets

The Group's principal financial assets other than derivatives are investments, receivables and bank and cash balances:

• Investments

Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Subsequent to initial recognition, these instruments are measured as set out below.

Investments in equity instruments, excluding those in subsidiaries and joint ventures, are classified as available-for-sale investments and are stated at fair value. Gains and losses from changes in fair value of available-for-sale investments are recognised directly in equity until the financial asset is disposed of or it is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the consolidated income statement. These investments are classified as non-current unless management intends to dispose of it within twelve months of the balance sheet date.

Investments acquired principally for the purpose of generating a profit from the short-term fluctuations in price, are classified as financial assets at fair value through profit or loss and are recorded and measured at fair value. Financial assets at fair value through profit or loss consist of financial assets held-for-trading or those designated at fair value through profit or loss at inception. Gains and losses on these investments are recorded in the consolidated income statement. These investments are classified as current assets if they are either held-for-trading or are expected to be realised within twelve months of the balance sheet date.

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. During the year, the Group did not hold any investments in this category.

L.   Financial instruments – other than derivatives (continued)

L.2   Financial assets (continued)

• Receivables

Receivables that include interest bearing investments, investments in finance leases, trade and other receivables, and other loans are stated at original investment less principal payments, amortisations, and less accumulated impairment losses. Receivables originated by the Group by providing goods or services directly to the customer are carried at original invoice amount less provision for doubtful receivables. A provision for doubtful receivables is established when there is objective evidence that the Group has incurred a loss and will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount.

The provision for doubtful receivables covers losses where there is objective evidence that the Group incurred a loss at the balance sheet date. These incurred loss events have been estimated based upon historical patterns of losses in each component, the credit ratings allocated to the customers and reflecting the current economic climate in which the borrowers operate. When a receivable is uncollectible, it is written off to the income statement. Subsequent recoveries are credited to the income statement.

• Bank and cash balances

The accounting policy for bank and cash balances is dealt with under cash and cash equivalents set out below.

L.3   Financial liabilities

The Group's principal financial liabilities other than derivatives are interest bearing debt, trade and other payables, shareholder loans, non-interest bearing debt, dividends payable, provisions and bank borrowings and other short-term debt:

• Interest bearing debt

Interest bearing debt, including finance lease obligations are originally recognised at fair value, net of transaction costs incurred. Interest bearing debt is subsequently stated at amortised cost, namely original debt less principal payments and amortisations. Any differences between proceeds and the redemption value are recognised in the income statement over the period of the debt using the effective interest rate method. The accounting policy for finance lease obligations is dealt with under leases set out above.

Interest bearing debt is classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

Preference shares, which are mandatory redeemable on a specific date are classified as liabilities. The dividends on these preference shares are recognised in the income statement as interest expense.

• Trade and other payables

Trade and other payables are stated at their cost.

• Shareholder loans

Shareholder loans are recognised at the original proceeds received less principal payments.

• Dividends payable

Dividends payable are stated at amounts declared.

• Provisions

Provisions are recognised when the Group has a present legal or constructive obligation resulting from past events, for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. A past event is deemed to give rise to a present obligation if, taking into account all of the available evidence, it is more likely than not that a present obligation exists at balance sheet date.

The amount recognised, as a provision is the best estimate of the expenditure required to settle the present obligation at balance sheet date, taking into account risks and uncertainties surrounding the provision. Long-term provisions are discounted to net present value.

L. Financial instruments – other than derivatives (continued)

L.3 Financial liabilities (continued)

- Bank borrowings and other short-term debt

  The accounting policy for bank borrowings and other short-term debt is dealt with under cash and cash equivalents set out below.

L.4 Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

The Group's principal equity instrument is ordinary share capital, which is recorded at the proceeds received, net of any direct issue costs.

L.5 De-recognition

Financial assets (or a portion thereof) are de-recognised when the Group's rights to the cash flow expire or when the Group transfers substantially all the risks and rewards related to the financial asset or when the entity loses control of the financial asset. On de-recognition, the difference between the carrying amount of the financial asset and proceeds receivable and any prior adjustment to reflect fair value that had been reported in equity are included in the consolidated income statement.

Financial liabilities (or a portion thereof) are de-recognised when the obligation specified in the contract is discharged, cancelled or expired. On de-recognition, the difference between the carrying amount of the financial liability, including related unamortised costs, and settlement amounts paid are included in the consolidated income statement.

L.6 Fair value methods and assumptions

The fair value of financial instruments traded in an organised financial market is measured at the applicable quoted prices.

The fair value of financial instruments not traded in an organised financial market, is determined using a variety of methods and assumptions that are based on market conditions and risks existing at balance sheet date, including independent appraisals and discounted cash flow methods.

The carrying amounts of financial assets and liabilities with a maturity of less than six months are assumed to approximate their fair value.

L.7 Offset

Where a legally enforceable right of offset exists for recognised financial assets and financial liabilities and there is an intention to settle the liability and realise the asset simultaneously, or to settle on a net basis, all related financial effects are offset.

M. Impairment of assets

Goodwill, assets that have an indefinite useful life and intangible assets not available for use are tested annually for impairment and when events or changes in circumstances indicate that the carrying amount may not be recoverable.

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognised if the recoverable amount of an asset is less than its carrying amount. The impairment loss is recognised as an expense in the consolidated income statement immediately. The recoverable amount of an asset is the higher of the assets fair value less cost of disposal and its value in use.

The fair value represents the amount obtainable from the sale of an asset in an arm's length transaction between knowledgeable, willing parties.

The value in use of an asset represents the expected future cash flows, from continuing use and disposal that are discounted to their present value using an appropriate pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

M. **Impairment of assets (continued)**

For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. An impairment loss is recognised whenever the recoverable amount of a cash-generating unit is less than its carrying amount.

The impairment loss is allocated to reduce the carrying amount of the assets of the cash-generating unit, first to goodwill in respect of the cash generating unit, if any, and then to the other assets on a pro-rata basis based on their carrying amounts. The carrying amount of individual assets are not reduced below the higher of its value in use, zero or fair value less cost of disposal.

A previously recognised impairment loss related to assets is reversed if there has been a change in the estimates used to determine the recoverable amount, however not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognised in prior periods. No goodwill impairment losses are reversed.

After the recognition of an impairment loss, any depreciation or amortisation charge for the asset is adjusted for future periods to allocate the asset's revised carrying amount, less its estimated residual value, on a systematic basis over its remaining useful life.

N. **Cash and cash equivalents**

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand, deposits held on call, net of bank borrowings, all of which are available for use by the Group unless otherwise stated.

Cash on hand is measured at its face value.

Deposits held on call are classified as loans originated by the company and carried at amortised cost. Due to the short-term nature of these, the amortised cost approximates its fair value.

Bank borrowings, consisting of interest bearing short-term bank loans, repayable on demand and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance costs, including premiums payable on settlement or redemption, are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

O. **Borrowing costs**

Borrowing costs are expensed as they are incurred.

P. **Expenses**

Marketing and advertising costs are expensed as they are incurred.

Prepaid costs related to annual events sponsorships are expensed over the duration of the event.

Q. **Incentives**

Incentives paid to service providers and dealers for new activations and retention of existing customers for products delivered to the customer are expensed as incurred. Incentives paid to service providers and dealers for new activations and retention of existing customers for services delivered are expensed in the period that the related revenue is recognised.

Distribution incentives paid to service providers and dealers for exclusivity are deferred and expensed over the contractual relationship period.

R. **Discontinued operations**

Discontinued operations are significant, distinguishable components of an enterprise or a subsidiary acquired exclusively with a view to resell, that have been sold, abandoned or are the subject of formal plans for disposal or discontinuance.

The profit or loss on the sale or abandonment of a discontinued operation is disclosed and calculated from the date that the component meets the held for sale criteria. To be held for sale:

• An asset is available for immediate sale in its present condition (subject to usual and customary terms);
• The sale must be probable; and
• The transfer must qualify for recognition as a completed sale within one year from classification, with limited exceptions.

S. **Use of estimates**

The preparation of financial statements in conformity with International Financial Reporting Standards requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in the relevant sections of the financial statements. Although these estimates are based on management's best knowledge of current events and actions they may undertake in the future, actual results ultimately may differ from those estimates.

T. **Comparatives**

Certain comparative figures have been reclassified, where required or necessary, in accordance with current period classifications and presentation.

		2003	2004	2005
		Rm	Rm	**Rm**
1.	**REVENUE**			
	Airtime and access	10,646.7	12,738.0	**16,190.8**
	Data revenue	654.4	1,039.2	**1,340.5**
	Interconnect revenue	5,309.2	5,784.8	**5,923.6**
	Equipment sales *	1,894.7	2,274.6	**2,687.3**
	International airtime	539.1	659.2	**886.8**
	Other	365.6	359.4	**286.3**
		19,409.7	22,855.2	**27,315.3**

* Equipment sales were restated for the 2004 and 2003 years (Note 23).

		2003	2004	2005
2.	**AMORTISATION OF INTANGIBLE ASSETS**			
	Goodwill	(98.9)	(93.6)	**–**
	Licences	(12.9)	(14.8)	**(17.1)**
	Trademarks	(4.1)	(7.3)	**(42.6)**
	Customer bases	(97.3)	(99.1)	**(172.4)**
		(213.2)	(214.8)	**(232.1)**

During the year the Group adopted IAS 21: The Effects of Changes in Foreign Exchange Rates ("IAS 21"). Goodwill arising on the acquisition of a foreign operation is now treated as an asset of the foreign operation and translated at the foreign exchange rate ruling at the balance sheet date (Note 23). The Group adopted IFRS 3: Business Combinations ("IFRS 3") on April 1, 2004. Goodwill is no longer amortised from the 2005 year, but tested for impairment on an annual basis (Note 23).

		2003	2004	2005
3.	**IMPAIRMENT OF ASSETS**			
	Intangible assets			
	Licences	–	–	**(97.5)**
	Property, plant and equipment	–	–	**(170.9)**
	Infrastructure	–	–	**(142.3)**
	Information services	–	–	**(23.3)**
	Motor vehicles	–	–	**(2.4)**
	Furniture	–	–	**(1.3)**
	Office equipment	–	–	**(0.3)**
	Leasehold improvements	–	–	**(0.6)**
	Other assets	–	–	**(0.7)**
	Impairment loss recognised	–	–	**(268.4)**

Due to the competitive and economic environment in which VM, S.A.R.L. operates in Mozambique, the Group assessed the assets for impairment in accordance with the requirements of IAS 36: Impairment of Assets ("IAS 36"). The recoverable amount of these assets has been determined based on the fair value of the assets less cost of disposal at March 31, 2005. The fair value of the assets was obtained from a knowledgeable, willing party on an arm's length basis, based on the assumption that the assets would be disposed of on an item by item basis. The amount with which the carrying amount exceeded the recoverable amount is recognised as an impairment loss.

	2003 Rm	2004 Rm	**2005** **Rm**
4. PROFIT FROM OPERATIONS			
The profit from operations is arrived at after taking the following income/(expenditure) into account:			
Net profit/(loss) on disposal of property, plant and equipment	2.6	(6.8)	**1.8**
Loss on disposal of property, plant and equipment	(0.9)	(7.9)	**(6.7)**
Profit on disposal of property, plant and equipment	3.5	1.1	**8.5**
Depreciation of property, plant and equipment (Note 8)	(2,163.0)	(2,312.7)	**(2,606.9)**
Buildings (16.6)		(13.4)	**(14.5)**
Infrastructure	(1,657.6)	(1,840.1)	**(2,087.2)**
Information services	(379.5)	(350.5)	**(389.5)**
Community services	(12.4)	(12.8)	**(10.8)**
Motor vehicles	(20.1)	(20.2)	**(21.8)**
Furniture	(18.0)	(17.7)	**(15.6)**
Office equipment	(16.8)	(11.3)	**(11.2)**
Leasehold improvements	(39.1)	(36.4)	**(40.0)**
Other assets	(2.9)	(10.3)	**(16.3)**
Depreciation of investment properties (Note 9)	–	(4.2)	**(4.2)**
Auditors' remuneration – audit fees	(5.4)	(5.6)	**(8.3)**
Current year audit fees	(6.0)	(5.7)	**(7.8)**
Prior year (under)/over provision of audit fees	0.4	0.3	**(0.1)**
Telkom SA Limited foreign issuer costs	(28.2)	(6.8)	**(4.6)**
Recovered from Telkom SA Limited	28.5	6.8	**4.6**
Expenses	(0.1)	(0.2)	**(0.4)**
Auditors' remuneration – other services	(7.4)	(6.8)	**(2.5)**
For other services	(11.2)	(7.4)	**(2.5)**
Capitalised	3.8	0.6	**–**
Professional fees for consultancy services	(117.8)	(117.3)	**(78.4)**
Operating lease rentals	(546.3)	(532.8)	**(613.1)**
GSM transmission and data lines	(460.8)	(465.6)	**(544.3)**
Office accommodation	(27.8)	(35.6)	**(43.4)**
Other accommodation	(54.4)	(29.6)	**(24.5)**
Office equipment	(3.3)	(2.0)	**(0.9)**
Payment to other operators	(2,217.2)	(2,990.3)	**(3,652.5)**
Licence fees – GSM	(503.7)	(550.1)	**(670.3)**

	2003 Rm	2004 Rm	2005 Rm
4. PROFIT FROM OPERATIONS (continued)			
Staff expenses – pension and provident fund contributions	(57.9)	(71.8)	**(74.9)**
Pension fund contributions	(52.5)	(65.9)	**(70.7)**
Provident fund contributions	(5.4)	(5.9)	**(4.2)**
Decrease/(increase) in provision for obsolete inventory (Note 13)	(36.5)	(30.9)	**17.5**
(Increase)/decrease in provision for doubtful receivables (Note 14)	(15.5)	0.8	**(11.3)**
Bad debts written off	(31.1)	(48.8)	**(52.2)**
Impairment of assets (Note 3)	–	–	**(268.4)**
5. INTEREST, DIVIDENDS AND OTHER FINANCIAL INCOME			
Banks and loans	51.4	68.4	**93.6**
Dividends received – unlisted investments	–	5.4	**–**
Guarantee fees	14.7	26.4	**–**
Income from investments at fair value through profit and loss	5.1	11.2	**8.0**
Other interest income	1.4	6.2	**15.8**
Gain on foreign exchange contract revaluation	244.7	269.6	**155.1**
Gain on foreign liability and asset revaluation	308.1	238.0	**358.3**
Interest rate swap interest	6.0	5.1	**11.6**
Interest rate swap revaluation	18.2	26.3	**20.4**
	649.6	656.6	**662.8**
6. FINANCE COSTS			
Bank overdraft	(50.0)	(27.3)	**(39.1)**
Finance leases	(123.8)	(130.1)	**(127.3)**
Funding loans	(127.3)	(64.4)	**(32.2)**
Interest on minority shareholder loan **	(9.7)	(7.6)	**(7.2)**
Leasehold property	–	(5.2)	**–**
Other finance costs	(6.8)	(13.3)	**(24.2)**
Shareholder loans	(167.9)	(47.2)	**–**
Interest rate swap interest	(4.0)	(1.1)	**(5.5)**
Interest rate swap revaluation	–	(18.9)	**(11.3)**
Loss on foreign exchange contract revaluation	(831.2)	(479.1)	**(143.4)**
Loss on foreign liability and asset revaluation	(225.6)	(313.3)	**(251.5)**
	(1,546.3)	(1,107.5)	**(641.7)**

** This amount of R7.2 million (2004: R7.6 million; 2003: R9.7 million) relates to notional interest on the loan from Caspian Construction Company Limited and Planetel Communications Limited, that was remeasured at amortised cost, at an effective interest rate of LIBOR plus 5%, for which no consideration has been recorded.

		2003 Rm	2004 Rm	2005 Rm
7.	**TAXATION**			
	South African normal taxation	(1,223.3)	(1,702.6)	**(2,082.6)**
	Current year	(1,231.5)	(1,716.4)	**(2,091.3)**
	Prior year over provision	8.2	13.8	**8.7**
	Deferred taxation	163.6	143.9	**34.7**
	Current year	181.8	156.4	**33.0**
	Prior year under provision	(18.2)	(12.5)	**(6.3)**
	Taxation rate change*	–	–	**8.0**
	Secondary taxation on companies – current year	(75.0)	(262.5)	**(429.4)**
	Foreign taxation	(2.7)	(5.4)	**(13.0)**
	Current year	(2.7)	(4.3)	**(12.9)**
	Prior year under provision	–	(1.1)	**(0.1)**
	Foreign deferred taxation	(33.7)	101.6	**(123.9)**
	Current year	(79.9)	109.8	**(75.2)**
	Prior year (under)/over provision	46.2	(8.2)	**(48.7)**
		(1,171.1)	(1,725.0)	**(2,614.2)**

	2003 Rm	2003 %	2004 Rm	2004 %	2005 Rm	2005 %
Reconciliation						
Normal taxation on profit before taxation	1,029.2	30.0	1,435.3	30.0	**1,951.9**	**30.0**
Adjusted for:						
Exempt income	(0.9)	–	(0.8)	–	**(0.1)**	**–**
Disallowed expenditure	28.6	0.8	33.9	0.8	**131.3**	**2.0**
Goodwill	27.7	0.7	27.2	0.6	**–**	**–**
Prior year under/(over) provision	(36.2)	(1.0)	(8.0)	(0.2)	**46.4**	**0.7**
Unutilised taxation loss	–	–	24.8	0.5	**40.5**	**0.6**
Utilisation of taxation loss	–	–	(75.3)	(1.6)	**(12.6)**	**(0.1)**
Foreign taxation rate differences	66.3	1.9	78.2	1.6	**(30.8)**	**(0.5)**
Taxation rate change*	–	–	–	–	**(8.0)**	**(0.1)**
Foreign taxation	–	–	–	–	**5.7**	**0.1**
Foreign exchange	–	–	–	–	**(10.7)**	**(0.2)**
Impairment of assets	–	–	–	–	**78.3**	**1.2**
Secondary taxation on companies	75.0	2.1	262.5	5.5	**429.4**	**6.6**
Secondary taxation on companies credits	–	–	–	–	**(3.8)**	**–**
Utilisation of investment deductions	(18.6)	(0.5)	(24.1)	(0.5)	**(10.2)**	**(0.2)**
Utilisation of cumulative timing and permanent differences of Vodacom Congo (RDC) s.p.r.l.	–	–	(28.7)	(0.6)	**–**	**–**
Other adjustments	–	–	–	–	**6.9**	**0.1**
	1,171.1	34.0	1,725.0	36.1	**2,614.2**	**40.2**

* Deferred taxation was calculated at 29% for all South African entities following a change in the corporate taxation rate. The revised taxation rate will be applicable to normal taxation in the 2006 financial year.

	Cost Rm	Accumulated depreciation Rm	Net book value Rm
8. PROPERTY, PLANT AND EQUIPMENT			
2003			
Land and buildings	879.3	(50.7)	828.6
Infrastructure	14,818.4	(5,922.5)	8,895.9
Information services	1,979.6	(1,298.9)	680.7
Community services	78.3	(49.8)	28.5
Motor vehicles	109.7	(68.2)	41.5
Furniture	109.5	(62.3)	47.2
Office equipment	80.6	(60.1)	20.5
Leasehold improvements	211.4	(114.4)	97.0
Other assets	56.4	(21.3)	35.1
	18,323.2	(7,648.2)	10,675.0
2004			
Land and buildings	820.9	(43.4)	777.5
Infrastructure	16,738.5	(7,678.4)	9,060.1
Information services	2,359.6	(1,599.2)	760.4
Community services	90.7	(62.3)	28.4
Motor vehicles	128.9	(77.7)	51.2
Furniture	122.6	(84.4)	38.2
Office equipment	89.0	(66.6)	22.4
Leasehold improvements	247.3	(150.1)	97.2
Other assets	55.0	(31.8)	23.2
	20,652.5	(9,793.9)	10,858.6

	Cost Rm	Accumulated depreciation and impairment Rm	Net book value Rm
2005			
Land and buildings	857.3	(58.2)	799.1
Infrastructure	20,053.1	(9,784.6)	10,268.5
Information services	2,640.7	(1,744.0)	896.7
Community services	91.9	(73.0)	18.9
Motor vehicles	158.1	(93.7)	64.4
Furniture	138.2	(102.2)	36.0
Office equipment	96.3	(78.1)	18.2
Leasehold improvements	294.6	(192.6)	102.0
Other assets	74.2	(47.3)	26.9
	24,404.4	(12,173.7)	12,230.7

		Land and buildings Rm	Infra- structure Rm	Infor- mation services Rm	Com- munity services Rm	Motor vehicles Rm	Furniture Rm	Office equip- ment Rm	Leasehold improve- ments Rm	Other assets Rm	Total Rm
8.	**PROPERTY, PLANT AND EQUIPMENT (continued)** **Reconciliation 2003**										
	Opening balance	761.7	8,165.2	669.7	29.6	41.2	48.1	26.4	120.5	34.2	9,896.6
	Additions	85.0	2,795.4	412.9	11.3	24.2	17.8	12.0	36.3	4.4	3,399.3
	Disposals	–	(3.1)	(0.2)	–	(1.3)	(0.2)	(0.1)	–	(0.2)	(5.1)
	Foreign currency translation	(2.4)	(421.8)	(22.4)	–	(2.4)	(1.5)	(0.4)	(1.7)	(0.2)	(452.8)
	Depreciation	(16.6)	(1,657.6)	(379.5)	(12.4)	(20.1)	(18.0)	(16.8)	(39.1)	(2.9)	(2,163.0)
	Asset category transfer	0.9	17.8	0.2	–	(0.1)	1.0	(0.6)	(19.0)	(0.2)	–
	Closing balance	828.6	8,895.9	680.7	28.5	41.5	47.2	20.5	97.0	35.1	10,675.0
	Reconciliation 2004										
	Opening balance	828.6	8,895.9	680.7	28.5	41.5	47.2	20.5	97.0	35.1	10,675.0
	Transfer to investment properties (Note 9)	(58.1)	–	–	–	–	–	–	–	–	(58.1)
	Additions	16.8	2,345.0	421.1	12.7	31.3	9.3	10.4	34.2	9.9	2,890.7
	Disposals	0.1	(7.4)	(2.5)	–	(1.2)	(0.2)	(0.1)	(0.2)	(0.3)	(11.8)
	Foreign currency translation	(1.6)	(295.6)	(27.5)	–	(2.0)	(1.3)	(0.5)	(1.9)	(0.3)	(330.7)
	Depreciation	(13.4)	(1,840.1)	(350.5)	(12.8)	(20.2)	(17.7)	(11.3)	(36.4)	(10.3)	(2,312.7)
	Business combinations	5.1	–	0.7	–	–	0.3	0.1	–	–	6.2
	Asset category transfer	–	(37.7)	38.4	–	1.8	0.6	3.3	4.5	(10.9)	–
	Closing balance	777.5	9,060.1	760.4	28.4	51.2	38.2	22.4	97.2	23.2	10,858.6
	Reconciliation 2005										
	Opening balance	**777.5**	**9,060.1**	**760.4**	**28.4**	**51.2**	**38.2**	**22.4**	**97.2**	**23.2**	**10,858.6**
	Acquired from the minorities of Vodacom Congo (RDC) s.p.r.l.	**4.5**	**457.9**	**115.4**	**–**	**4.0**	**2.9**	**1.9**	**7.7**	**2.0**	**596.3**
	Transfer from investment properties (Note 9)	**9.9**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**9.9**
	Additions	**21.7**	**2,924.2**	**434.4**	**1.3**	**35.2**	**11.8**	**5.6**	**37.9**	**21.7**	**3,493.8**
	Disposals	**–**	**(10.8)**	**(3.0)**	**–**	**(2.2)**	**(0.3)**	**(0.3)**	**(0.2)**	**(1.5)**	**(18.3)**
	Foreign currency translation	**–**	**60.5**	**3.5**	**–**	**0.4**	**0.3**	**–**	**–**	**(1.5)**	**63.2**
	Depreciation	**(14.5)**	**(2,087.2)**	**(389.5)**	**(10.8)**	**(21.8)**	**(15.6)**	**(11.2)**	**(40.0)**	**(16.3)**	**(2,606.9)**
	Business combinations	**–**	**–**	**4.9**	**–**	**–**	**–**	**0.1**	**–**	**–**	**5.0**
	Impairments	**–**	**(142.3)**	**(23.3)**	**–**	**(2.4)**	**(1.3)**	**(0.3)**	**(0.6)**	**(0.7)**	**(170.9)**
	Asset category transfer	**–**	**6.1**	**(6.1)**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	Closing balance	**799.1**	**10,268.5**	**896.7**	**18.9**	**64.4**	**36.0**	**18.2**	**102.0**	**26.9**	**12,230.7**

Software that does not form an integral part of hardware is currently included in property, plant and equipment. The Group will reclassify this software to intangibles under the requirements of IAS 38: Intangible Assets ("IAS 38") during the 2006 financial year when the Group will adopt the revised IAS 16: Property, Plant and Equipment ("IAS 16").

	2003 Net book value Rm	2004 Net book value Rm	2005 Net book value Rm
8. PROPERTY, PLANT AND EQUIPMENT (continued)			
Freehold land and buildings			
Portions 859, 847, 827, the remaining extent of Portion 45			
(a portion of Portion 9), and Portion 828 (a portion of Portion 9)			
of farm Randjesfontein No. 405, Registration division J.R.,			
Province of Gauteng, RSA	32.4	35.0	**37.5**
43 Kwale Road, Dar es Salaam, Tanzania	4.7	3.7	**3.7**
Holding 359 Erand Agricultural Holdings Ext 1, RSA	1.6	1.6	**1.6**
Stand 200 Chelmsfordville, RSA	0.5	0.6	**0.6**
1046 Mama Yemo Avenue, Lubumbashi, Province De Katanga,			
Democratic Republic of Congo	1.5	0.5	**0.9**
Kinshasa Building (Justice), 292 Justice Avenue,			
Gombe, Kinshasa, Democratic Republic of Congo	–	4.2	**8.6**
MSC Building, Maseru West, Lesotho	0.7	0.7	**0.7**
Stand 13,14 and 15, Eastwood Road, Dunkeld West, RSA	–	5.0	**14.4**
6195 Boulevard du 30 Juin, Kinshasa, Kinshasa,			
Democratic Republic of Congo	–	–	**7.6**
Remaining extent of Portion 810 of the farm Randjesfontein No. 405,			
Registration division J.R., Province of Gauteng, RSA	–	–	**10.7**
	41.4	51.3	**86.3**
Leasehold land and buildings			
Portion 827 and 828 of farm Randjesfontein No. 405, RSA	273.7	268.0	**262.4**
Portion 769 of farm Randjesfontein No. 405, RSA	162.1	159.5	**156.8**
Stand 34083 Bellville, City of Tygerberg, RSA	107.9	106.3	**104.7**
Erf 5259 and 5260 Montague Gardens, RSA	96.5	94.9	**93.3**
Holding 350 Erand Agricultural Holdings Ext. 1, RSA	58.1	–	**–**
Stand 207 Erand Agricultural Holdings Ext. 28, RSA	88.9	87.2	**85.5**
Erf 33153 Bellville, Cape Town, RSA	–	10.3	**10.1**
	787.2	726.2	**712.8**
Total freehold and leasehold land and buildings	828.6	777.5	**799.1**

Debt is collateralised over leasehold land and buildings and the fair value of the lease liability is R839.9 million (2004: R845.4 million; 2003: R884.9 million).

A register with details of the cost price and date of acquisition of all land and buildings is available for inspection at the registered office.

Land and buildings in which the Group occupies more than 25% of the floor space is classified as property, plant and equipment.

		Cost	Accumulated depreciation	Net book value
		Rm	Rm	Rm
9.	**INVESTMENT PROPERTIES**			
	2004			
	Holding 350 Erand Agricultural Holdings Ext. 1, RSA (Note 9.1)	78.9	(25.0)	53.9
	Stand 13 and 14 Dunkeld West, RSA (Note 9.2)	9.9	–	9.9
		88.8	(25.0)	63.8
	2005			
	Holding 350 Erand Agricultural Holdings Ext. 1, RSA (Note 9.1)	**78.9**	**(29.2)**	**49.7**

	2003	2004	**2005**
	Rm	Rm	**Rm**
Opening balance	–	–	**63.8**
Transfer (to)/from property, plant and equipment (Note 8)	–	58.1	**(9.9)**
Business combination	–	9.9	**–**
Depreciation	–	(4.2)	**(4.2)**
Closing balance	–	63.8	**49.7**

9.1 Holding 350 Erand Agricultural Holdings Ext. 1, RSA

The fair value of the investment property at March 31, 2005 has been arrived at on the basis of a valuation carried out on that day by JHI Real Estate Limited (2004: RMB Properties Limited) an independent valuator, on an open market value basis. The valuation was arrived at by reference to market evidence of transaction prices for similar properties. The property has been valued at R58.3 million (2004: R60.1 million).

Debt is collateralised over this leasehold land and building and the fair value of the lease liability included in Note 18.1 is R116.9 million (2004: R110.0 million).

The property rental income earned by the Group from its investment property, all of which is leased out under operating leases, amounted to R4.6 million (2004: R6.6 million). Direct operating expenses incurred on the investment property in the period amounted to R7.6 million (2004: R2.1 million).

9.2 Stand 13 and 14 Dunkeld West, RSA

The Group acquired these properties for R9.9 million on March 1, 2004 through its equity investment in Smartphone SP (Proprietary) Limited.

During the current financial year the properties have been reclassified to property, plant and equipment as the majority of the premises were no longer being leased to third parties.

	Cost Rm	Accumulated amortisation Rm	Net book value Rm
10. INTANGIBLE ASSETS			
2003			
Goodwill	655.0	(424.1)	230.9
Licences	184.7	(67.7)	117.0
Trademarks	51.5	(28.9)	22.6
Customer bases	486.9	(321.9)	165.0
	1,378.1	(842.6)	535.5
2004			
Goodwill	855.7	(511.4)	344.3
Licences	262.0	(80.4)	181.6
Trademarks	209.7	(36.2)	173.5
Customer bases	724.3	(421.0)	303.3
	2,051.7	(1,049.0)	1,002.7

	Cost Rm	Accumulated amortisation and impairment Rm	Net book value Rm
2005			
Goodwill	**932.1**	**(518.6)**	**413.5**
Licences	**338.0**	**(211.4)**	**126.6**
Trademarks	**209.7**	**(78.8)**	**130.9**
Customer bases	**863.2**	**(593.4)**	**269.8**
	2,343.0	**(1,402.2)**	**940.8**

	Goodwill Rm	Licences Rm	Trademarks Rm	Customer bases Rm	Total Rm
10. INTANGIBLE ASSETS (continued)					
Reconciliation					
2003					
Opening balance as previously disclosed	342.9	164.4	26.7	262.3	796.3
Change in accounting policies, reclassifications and restatements (Note 23)	27.2	–	–	–	27.2
Opening balance – restated	370.1	164.4	26.7	262.3	823.5
Foreign currency translation	(40.3)	(34.5)	–	–	(74.8)
Amortisation	(98.9)	(12.9)	(4.1)	(97.3)	(213.2)
Closing balance	230.9	117.0	22.6	165.0	535.5
Reconciliation					
2004					
Opening balance	230.9	117.0	22.6	165.0	535.5
Additions	–	114.1	–	7.0	121.1
Foreign currency translation	(17.0)	(34.7)	–	–	(51.7)
Amortisation	(93.6)	(14.8)	(7.3)	(99.1)	(214.8)
Business combinations	224.0	–	158.2	230.4	612.6
Closing balance	344.3	181.6	173.5	303.3	1,002.7
Reconciliation					
2005					
Opening balance	**344.3**	**181.6**	**173.5**	**303.3**	**1,002.7**
Acquired from the minorities of Vodacom Congo (RDC) s.p.r.l. (Note 30)	**51.3**	**50.6**	**–**	**–**	**101.9**
Foreign currency translation	**(0.8)**	**9.0**	**–**	**–**	**8.2**
Amortisation	**–**	**(17.1)**	**(42.6)**	**(172.4)**	**(232.1)**
Business combinations	**18.7**	**–**	**–**	**138.9**	**157.6**
Impairments (Note 3)	**–**	**(97.5)**	**–**	**–**	**(97.5)**
Closing balance	**413.5**	**126.6**	**130.9**	**269.8**	**940.8**

During the year the Group adopted IAS 21: The Effects of Changes in Foreign Exchange Rates ("IAS 21"). Goodwill arising on the acquisition of a foreign operation is now treated as an asset on the foreign operation and translated at the foreign exchange rate ruling at the balance sheet date (Note 23).

	2003 Short-term portion Rm	2003 Long-term portion Rm	2003 Total Rm	2004 Short-term portion Rm	2004 Long-term portion Rm	2004 Total Rm
11. FINANCIAL ASSETS						
Loans and receivables (Note 11.1)	–	185.6	185.6	229.2	94.0	323.2
Investments at fair value through profit and loss (Note 11.2)	50.9	9.5	60.4	70.8	9.3	80.1
Available-for-sale investments (Note 11.3)	–	150.3	150.3	16.5	119.1	135.6
Derivative financial assets (Note 11.4)	34.6	27.6	62.2	1.9	35.9	37.8
	85.5	373.0	458.5	318.4	258.3	576.7

		2005 Short-term portion Rm	2005 Long-term portion Rm	2005 Total Rm
11.	**FINANCIAL ASSETS (continued)**			
	Loans and receivables (Note 11.1)	**–**	**93.3**	**93.3**
	Investments at fair value through profit and loss (Note 11.2)	**101.1**	**–**	**101.1**
	Available-for-sale investments (Note 11.3)	**16.8**	**–**	**16.8**
	Derivative financial assets (Note 11.4)	**25.0**	**44.2**	**69.2**
		142.9	**137.5**	**280.4**

		2003 Rm	2004 Rm	**2005** **Rm**
11.1	**Loans and receivables**			
	Planetel Communications Limited	54.2	43.0	**42.7**
	The loan with a nominal value of US$6.8 million issued during the 2003 year, bears interest at LIBOR plus 5%. Planetel Communications Limited utilised this loan to ensure sufficient shareholder loan funding by itself as a shareholder of Vodacom Tanzania Limited. The loans and capitalised interest are collateralised by cession over all shareholder distributions and a pledge over their shares of Vodacom Tanzania Limited. All the shareholders subordinated their loans to Vodacom Tanzania Limited for the duration of the project finance funding (Note 18).			
	Caspian Construction Company Limited	64.4	51.0	**50.6**
	The loan with a nominal value of US$8.1 million issued during the 2003 year, bears interest at LIBOR plus 5%. Caspian Construction Company Limited utilised this loan to ensure sufficient shareholder loan funding by itself as a shareholder of Vodacom Tanzania Limited. The loans and capitalised interest are collateralised by cession over all shareholder distributions and a pledge over their shares of Vodacom Tanzania Limited. All the shareholders subordinated their loans to Vodacom Tanzania Limited for the duration of the project finance funding (Note 18).			
	Balance carried forward	118.6	94.0	**93.3**

	2003 Rm	2004 Rm	2005 **Rm**
11. **FINANCIAL ASSETS (continued)**			
11.1 **Loans and receivables (continued)**			
Balance brought forward	118.6	94.0	**93.3**
ABSA Bank Limited	67.0	78.3	**–**
The Group's share of Vodacom Congo (RDC) s.p.r.l.'s deposit account amounted to €10.1 million at March 31, 2004 (2003: €7.8 million), which was charged as security for the extended credit facility of Vodacom Congo (RDC) s.p.r.l. The deposit bore interest at EURIBOR less 0.2%. The deposit was refunded when the facility was replaced by a medium-term loan from Standard Bank London and RMB International (Dublin) Limited on July 30, 2004 (Note 18).			
Vodacom Congo (RDC) s.p.r.l.	–	150.9	**–**
The joint venture partner's share of the loan issued by Vodacom International Limited to Vodacom Congo (RDC) s.p.r.l. amounted to US$23.9 million at March 31, 2004. The loan bore interest at LIBOR plus 6.5%. With effect from April 1, 2004 the Group's effective control over the company changed resulting in Vodacom Congo (RDC) s.p.r.l. being accounted for as a subsidiary from this date.			
	185.6	323.2	**93.3**
Less: Short-term portion of loans and receivables			
ABSA Bank Limited	–	(78.3)	**–**
Vodacom Congo (RDC) s.p.r.l.	–	(150.9)	**–**
Short-term portion of loans and receivables	–	(229.2)	–
Long-term portion of loans and receivables	185.6	94.0	**93.3**

11.2 **Investments at fair value through profit and loss**

11.2.1 Investments held for trading

	Maturity period	Interest rate	Market value Rm
2003			
Details of the maturity periods and interest rates of the money market investments at year-end are as follows:	0 – 6 months	9.1% – 11.1%	18.7
	6 – 12 months	11.3%	32.2
	Over 12 months	9.7%	9.5
			60.4
Less: Short-term portion of investments held for trading			(50.9)
Long-term portion of investments held for trading			9.5

	Maturity period	Interest rate	Market value Rm
11. **FINANCIAL ASSETS (continued)**			
11.2 **Investments at fair value through profit and loss (continued)**			
11.2.1 Investments held for trading (continued)			
2004			
Details of the maturity periods and interest rates of the money market investments at year-end are as follows:	0 – 6 months	7.2% – 12.1%	70.8
	Over 12 months	8.1% – 8.8%	9.3
			80.1
Less: Short-term portion of investments held for trading			(70.8)
Long-term portion of investments held for trading			9.3
2005			
Details of the maturity periods and interest rates of the money market investments at year-end are as follows:	0 – 12 months	7.3% – 8.5%	101.1
Less: Short-term portion of investments held for trading			(101.1)
Long-term portion of investments held for trading			–

	2003 Rm	2004 Rm	**2005** **Rm**
11.3 **Available-for-sale investments**			
Listed investment – SAGE shares	–	16.5	**16.8**
9,090,909 ordinary shares of R0.01 each			
Unlisted preference shares in Vodacom Congo (RDC) s.p.r.l.	150.3	119.1	**–**
18,860,100 preference shares of US$1.0 each totalling US$18.9 million (2003: US$18.9 million) at March 31, 2004. The preference shares bore interest at a rate of 4% per annum and were redeemable, but only after the first three years from date of inception and only on the basis that the shareholders were repaid simultaneously and in proportion to their shareholding. With effect from April 1, 2004 the Group's control over the company changed resulting in Vodacom Congo (RDC) s.p.r.l. being accounted for as a subsidiary from this date.			
	150.3	135.6	**16.8**
Less: Short-term portion of available-for-sale			
Listed investment – SAGE shares	–	(16.5)	**(16.8)**
Short-term portion of available-for-sale	–	(16.5)	**(16.8)**
Long-term portion of available-for-sale	150.3	119.1	**–**

	2003 Rm	2004 Rm	**2005 Rm**
11. FINANCIAL ASSETS (continued)			
11.4 Derivative financial assets			
Long-term interest rate swap asset (Note 39)	27.6	35.9	**44.2**
Short-term foreign currency derivative asset (Note 39)	34.6	1.9	**25.0**
	62.2	37.8	**69.2**

The fair value of the Group's investments is R280.4 million (2004: R576.7 million; 2003: R458.5 million).

11.5 Maturity of financial assets

	2006 Rm	2007 Rm	2008 Rm	2009 Rm	2010 Rm	2011 onwards Rm	Total Rm
Loans and receivables	–	–	–	–	93.3	–	93.3
Investments at fair value through profit and loss	101.1	–	–	–	–	–	101.1
Available-for-sale investments	16.8	–	–	–	–	–	16.8
Derivative financial assets	25.0	–	–	13.4	–	30.8	69.2
	142.9	–	–	13.4	93.3	30.8	280.4

	2003 Rm	2004 Rm	**2005 Rm**
12. DEFERRED TAXATION			
Deferred taxation assets	154.9	277.8	**308.1**
Deferred taxation liabilities	(443.3)	(436.0)	**(499.2)**
	(288.4)	(158.2)	**(191.1)**
12.1 Components			
Capital allowances	(877.5)	(959.6)	**(1,086.6)**
Foreign equity revaluation reserve	1.1	12.0	**12.0**
Remeasurement of shareholder loans liability	(48.9)	(33.0)	**(21.7)**
Remeasurement of shareholder loans asset	46.3	42.1	**36.4**
Taxation losses	276.0	323.5	**278.8**
Provisions and deferred income	556.7	861.5	**634.1**
Prepayments and other allowances	(196.6)	(281.7)	**(51.3)**
Customer base	(48.7)	(88.9)	**(77.0)**
Trademark	–	(46.5)	**(33.4)**
Revaluation of property	–	(2.2)	**(2.2)**
Foreign exchange	–	22.2	**88.9**
STC Credits	–	–	**3.8**
Other	3.2	(7.6)	**27.1**
	(288.4)	(158.2)	**(191.1)**

		2003	2004	2005
		Rm	Rm	**Rm**
12.	**DEFERRED TAXATION (continued)**			
12.2	**Reconciliation**			
	Balance at the beginning of the year	(428.5)	(288.4)	**(158.2)**
	Income statement (expense)/income	129.9	245.5	**(89.2)**
	Foreign equity revaluation reserve	21.0	10.9	**–**
	Capital contribution	(27.8)	–	**–**
	Acquired from the minorities of Vodacom Congo (RDC) s.p.r.l.	–	–	**96.3**
	Business combinations			
	Acquisition of customer base	–	(69.1)	**(41.7)**
	Acquisition of trademark	–	(47.5)	**–**
	Acquisition of subsidiary	–	–	**1.7**
	Revaluation of property	–	(2.2)	**–**
	Foreign exchange differences on consolidation of foreign subsidiaries	17.0	(7.4)	**–**
	Balance at the end of the year	(288.4)	(158.2)	**(191.1)**

Provision for taxation, which could arise if undistributable retained profit of certain subsidiaries is remitted, is only made where a decision has been taken to remit such retained profits. The Group did not provide for Secondary Taxation on Dividends ("STC") on its undistributable earnings which is payable when it declares dividends to its shareholders, as the taxation will only be payable once the dividends are declared.

12.3	**Utilisation of taxation losses**			
	Opening taxation loss	1,068.4	1,119.3	**1,187.1**
	Foreign exchange movement on opening taxation loss	(304.7)	(231.6)	**(8.1)**
	Acquired from the minorities of Vodacom Congo (RDC) s.p.r.l.	–	–	**158.0**
	Prior year adjustment	113.9	(134.5)	**72.9**
	Current year taxation loss (utilised)/created	305.6	433.9	**(215.1)**
	Subsidiaries liquidated	(63.9)	–	**–**
	Closing taxation loss	1,119.3	1,187.1	**1,194.8**
	Utilised to reduce net deferred taxation liability	(949.5)	(1,022.1)	**(839.6)**
	Deferred taxation at 40%	–	(165.6)	**(268.7)**
	Deferred taxation at 35%	(4.3)	(6.6)	**–**
	Deferred taxation at 30%	(884.6)	(849.9)	**(570.9)**
	Deferred taxation at 15%	(60.6)	–	**–**
	Taxation holiday	(169.8)	–	**–**
	Taxation losses available to reduce deferred taxation	–	165.0	**355.2**

There are unused taxation losses to the value of R355.2 million (2004: R165.0 million; 2003: R nil) available to reduce the net deferred taxation liability. The effect of this would be a R109.3 million (2004: R24.8 million; 2003: R nil) reduction in the net deferred taxation liability for the year to R81.8 million (2004: R133.4 million; 2003: R288.4 million). During 2003 uncertainty existed as to whether the accumulated losses incurred by Vodacom Congo (RDC) s.p.r.l. during their taxation holiday period will be available to reduce future taxable profits after expiry of the taxation holiday period, and therefore no deferred taxation asset was raised. During the 2004 financial year it was confirmed by the local taxation authority that the accumulated taxation losses will still be available after expiry of the taxation holiday, resulting in the accumulated taxation asset being recognised. Vodacom Congo (RDC) s.p.r.l. has recorded a deferred taxation asset for 2005 and 2004 financial years even though the company is incurring losses. The Group has performed a detailed calculation of future taxable income to support the recognition of the deferred taxation asset.

12. DEFERRED TAXATION (continued)

12.3 Utilisation of taxation losses (continued)

The growth of the Group following its geographical expansion into other African countries over the past few years has made the estimation and judgement more challenging. The resolution of taxation issues is not always within the control of the Group and it is often dependent on the efficiency of the legal processes in the relevant taxation jurisdictions in which the Group operates. Issues can, and therefore, often do, take many years to resolve. Payments in respect of taxation liabilities for an accounting period results from payments on account and on the final resolution of open items. As a result there can be substantial differences between the taxation charge in the income statement and taxation payments.

		2003 Rm	2004 Rm	**2005** **Rm**
13.	**INVENTORY**			
	Merchandise	229.1	260.4	**438.4**
	Other inventory	9.7	28.1	**41.1**
		238.8	288.5	**479.5**
	Inventory carried at net realisable value	165.1	202.7	**289.8**
	The net realisable value of handsets have increased due to the appreciation of the South African Rand resulting in a reversal of a portion of the inventory valuation allowance.			
13.1	**Inventory valuation allowance included above**			
	Balance at the beginning of the year	(11.8)	(48.3)	**(78.9)**
	Foreign exchange movement on opening balance	–	0.3	**–**
	Reversed from/(charged to) costs and expenses	(36.5)	(30.9)	**17.5**
	Business combinations	–	–	**(1.4)**
	Balance at the end of the year	(48.3)	(78.9)	**(62.8)**
14.	**TRADE AND OTHER RECEIVABLES**			
	Trade receivables	2,645.5	3,072.4	**3,316.5**
	Prepayments	185.4	240.6	**185.3**
	Value added taxation	11.0	58.5	**69.0**
	Interest income receivable	10.3	18.9	**35.7**
	Guarantee fees receivable	14.7	13.1	**–**
	Other	29.1	46.5	**14.9**
		2,896.0	3,450.0	**3,621.4**
14.1	**Doubtful receivable allowance included above**			
	Balance at the beginning of the year	(77.0)	(82.6)	**(75.6)**
	Foreign exchange movement on opening balance	9.9	6.2	**(0.2)**
	(Charged to)/reversed from costs and expenses	(15.5)	0.8	**(11.3)**
	Business combinations	–	–	**(6.9)**
	Balance at the end of the year	(82.6)	(75.6)	**(94.0)**

		2003	2004	2005
		R	R	**R**
15.	**ORDINARY SHARE CAPITAL**			
	Authorised			
	100,000 ordinary shares of 1 cent each	1,000	1,000	**1,000**
	Issued			
	10,000 ordinary shares of 1 cent each	100	100	**100**

Unissued share capital is not under the control of the Board of Directors.

		2003	2004	2005
		Rm	Rm	**Rm**
16.	**NON-DISTRIBUTABLE RESERVES**			
	Foreign currency translation reserve (Note 16.1)	(153.2)	(347.2)	**(321.5)**
	Deferred taxation on foreign currency translation reserve (Note 16.1)	1.1	12.0	**12.0**
	Contingency reserve (Note 16.2)	11.1	10.3	**11.3**
	Revaluation of available-for-sale investments (Note 16.3)	–	–	**0.2**
		(141.0)	(324.9)	**(298.0)**
	Reconciliation			
	Balance at the beginning of the year – previously reported	106.1	(132.3)	**(299.2)**
	Change in accounting policies, reclassifications and restatements (Note 23)	31.7	(8.7)	**(25.7)**
	Balance at the beginning of the year – restated	137.8	(141.0)	**(324.9)**
	Foreign currency translation reserve	(281.4)	(183.1)	**25.7**
	Acquisition of Vodacom Congo (RDC) s.p.r.l. (Note 30)	–	–	**82.1**
	Foreign currency translation	(302.4)	(194.0)	**(56.4)**
	Deferred taxation	21.0	10.9	**–**
	Other non-distributable reserves			
	Transferred from distributable reserves – contingency reserve	2.6	(0.8)	**1.0**
	Revaluation of available-for-sale investments	–	–	**0.2**
	Balance at the end of the year	(141.0)	(324.9)	**(298.0)**

16.1 Foreign currency translation reserve

The financial results of foreign operations are translated into South African Rands for incorporation into the consolidated results. Assets and liabilities are translated at the foreign exchange rates ruling at balance sheet date. Income, expenditure and cash flow items are translated at the actual foreign exchange rate or average foreign exchange rates for the period. All resulting unrealised foreign exchange differences are classified as equity.

This reserve also includes gains and losses on the translation of equity loans to foreign entities that are intended to be permanent and only if the loans are denominated in one of the entities' functional currencies (Note 23).

Deferred taxation on the foreign currency translation reserve relates only to the translation of equity loans advanced to foreign subsidiaries.

16.2 Contingency reserve

In terms of the Short-term Insurance Act, 1998 the Group's cell captive partner, Nova Risk Partners Limited is required to raise a contingency reserve equal to 10% of premiums written less approved reinsurance (as defined in the Act). This reserve can be utilised only with the prior permission of the Registrar of Short-term Insurance.

16.   NON-DISTRIBUTABLE RESERVES (continued)

16.3   Revaluation of available-for-sale investments

Gains and losses from changes in fair value of available-for-sale investments are recognised directly in equity until the financial asset is disposed of (Note 11.3).

	2003 Rm	2004 Rm	2005 Rm
17. MINORITY INTERESTS			
Distributable reserves	124.5	150.7	**187.8**
Non-distributable reserves	(36.5)	(57.7)	**(59.1)**
	88.0	93.0	**128.7**
Balance at the beginning of the year	10.6	88.0	**93.0**
Profit transferred from distributable reserves	47.5	26.2	**30.8**
Foreign currency translation reserve	(35.1)	(21.2)	**(1.5)**
Capital contribution	92.8	–	**–**
Deferred taxation on capital contribution	(27.8)	–	**–**
Revaluation of available-for-sale investments	–	–	**0.1**
Acquisition of subsidiary	–	–	**10.1**
Dividend	–	–	**(3.8)**
Balance at the end of the year	88.0	93.0	**128.7**

	2003 Short-term portion Rm	2003 Long-term portion Rm	2003 Total Rm	2004 Short-term portion Rm	2004 Long-term portion Rm	2004 Total Rm
18. INTEREST BEARING DEBT						
Finance leases (Note 18.1)	13.5	871.4	884.9	29.0	856.7	885.7
Funding loans (Note 18.2)	416.7	860.8	1,277.5	807.7	359.9	1,167.6
Other short-term loans (Note 18.3)	6.2	–	6.2	3.2	–	3.2
	436.4	1,732.2	2,168.6	839.9	1,216.6	2,056.5

	2005 Short-term portion Rm	2005 Long-term portion Rm	2005 Total Rm
Finance leases (Note 18.1)	**50.5**	**807.2**	**857.7**
Funding loans (Note 18.2)	**323.7**	**1,406.3**	**1,730.0**
Other short-term loans (Note 18.3)	**7.4**	**–**	**7.4**
	381.6	**2,213.5**	**2,595.1**

	2003 Rm	2004 Rm	**2005 Rm**
18. INTEREST BEARING DEBT (continued)			
18.1 Finance leases			
Vodacom (Proprietary) Limited	594.3	596.4	**574.9**
The finance leases are collateralised by various land and buildings with a book value of R500.1 million (2004: R512.1 million; 2003: R513.5 million), bearing interest at fixed effective interest rates of between 12.1% and 16.9% per annum and are repayable between 3 and 8 years.			
Vodacom Service Provider Company (Proprietary) Limited	290.6	289.3	**282.8**
The finance lease is collateralised by land and buildings with a book value of R262.4 million (2004: R268.0 million; 2003: R273.7 million), and bearing interest at a fixed effective interest rate of 14.8% per annum. Payments are made every six months in arrears and commenced on March 1, 2002. The finance lease expires on September 1, 2011.			
	884.9	885.7	**857.7**
Less: Short-term portion of finance leases			
Vodacom (Proprietary) Limited	(12.2)	(22.5)	**(37.6)**
Vodacom Service Provider Company (Proprietary) Limited	(1.3)	(6.5)	**(12.9)**
Short-term portion of finance leases	(13.5)	(29.0)	**(50.5)**
Long-term portion of finance leases	871.4	856.7	**807.2**

The fair value of the Group's finance lease liability is R956.8 million (2004: R955.4 million; 2003: R884.9 million).

	2006 Rm	2007 Rm	2008 Rm	2009 Rm	2010 Rm	2011 onwards Rm	Total Rm
Future minimum lease payments	171.9	190.8	211.8	271.3	153.7	381.1	1,380.6
Finance costs	(121.4)	(111.9)	(98.3)	(77.1)	(55.1)	(59.1)	(522.9)
Net present value	50.5	78.9	113.5	194.2	98.6	322.0	857.7

	2003 Rm	2004 Rm	**2005 Rm**
18. INTEREST BEARING DEBT (continued)			
18.2 Funding loans			
Planetel Communications Limited	40.9	35.4	**38.5**

The shareholder loan of US$8.4 million (2004: US$8.4 million; 2003: US$8.4 million) is subordinated for the duration of the project finance funding period of Vodacom Tanzania Limited, bears no interest from April 1, 2002 and is thereafter available for repayment, by approval of at least 60% of the shareholders of Vodacom Tanzania Limited. The loan became non-interest bearing and was remeasured at amortised cost at an effective interest rate of LIBOR plus 5% (Note 11) during the 2003 financial year. The gain on remeasurement was included in equity.

Caspian Construction Company Limited	48.5	42.1	**45.7**

The shareholder loan of US$10.0 million is subordinated for the duration of the project finance funding period of Vodacom Tanzania Limited, bears no interest from April 1, 2002 and is thereafter available for repayment, by approval of at least 60% of the shareholders of Vodacom Tanzania Limited. This loan became non-interest bearing and was remeasured at amortised cost at an effective interest rate of LIBOR plus 5% (Note 11) during the 2003 financial year. The gain on remeasurement was included in equity.

Extended credit facility to Vodacom Congo (RDC) s.p.r.l.	335.7	310.1	–

The Group's share of Vodacom Congo (RDC) s.p.r.l.'s extended credit facility amounted to €38.8 million (2003: €38.8 million) at March 31, 2004 which was partially collateralised by guarantees (Note 41) and a cash deposit (Note 11), and bore interest at a rate of between EURIBOR plus 1.5% and EURIBOR plus 1.75%. The facility was replaced by a medium-term loan from Standard Bank London Limited and RMB International (Dublin) Limited on July 30, 2004.

Project finance funding to Vodacom Tanzania Limited	501.6	348.7	**285.1**

The drawn down portions of the project finance funding from external parties include the following:
(a) Netherlands Development Finance Company of US$10.1. million (2004: US$11.3 million; 2003: US$11.3 million);
(b) Deutsche Investitions- und Entwicklungsgesellschaft mbH of €10.4 million (2004:€11.5 million; 2003: €11.5 million);
(c) Standard Corporate and Merchant Bank of US$12.0 million (2004: US$16.0 million; 2003: US$20.0 million);
(d) Barclays Bank (Local Syndicate Tanzania) of TSH10,968.8 million (2004: TSH15,356.3 million; 2003: TSH19,744.0 million)

and is collateralised by a charge of over 51% of the shares, the licence and Vodacom Tanzania Limited's tangible and intangible assets. The loans bear interest based upon the foreign currency denomination of the project financing between 5.9% and 13.0% per annum and will be fully repaid by March 2008.

Balance carried forward	926.7	736.3	**369.3**

	2003 Rm	2004 Rm	**2005** **Rm**
18. INTEREST BEARING DEBT (continued)			
18.2 Funding loans (continued)			
Balance brought forward	926.7	736.3	**369.3**
Revolving credit facilities to Vodacom Congo (RDC) s.p.r.l.	130.0	312.2	**–**
The Group's share of the short-term revolving credit facility provided by ABSA amounted to US$16.3 million (2003: US$16.3 million) at March 31, 2004. The credit facility was collateralised by guarantees (Note 41) provided by the Group, which bore interest at an effective interest rate of LIBOR plus 1.5%. The facility was replaced by a medium-term loan from Standard Bank London Limited and RMB International (Dublin) Limited on July 30, 2004.			
The Group's share of the short-term Euro revolving credit facility provided by Standard Finance (Isle of Man) Limited amounted to €11.5 million (2003: €nil) at March 31, 2004. The credit facility was collateralised by guarantees (Note 41) provided by the Group and bore interest at an effective interest rate of EURIBOR plus 1.5%. The facility was replaced by a medium-term loan from Standard Bank London Limited and RMB International (Dublin) Limited on July 30, 2004.			
The Group's share of the short-term Dollar revolving credit facility provided by Standard Finance (Isle of Man) Limited amounted to US$19.1 million (2003: US$ nil) at March 31, 2004. The credit facility was collateralised by guarantees (Note 41) provided by the Group and bore interest at an effective interest rate of LIBOR plus 1.5%. The facility was replaced by a medium-term loan from Standard Bank London Limited and RMB International (Dublin) Limited on July 30, 2004.			
Medium-term loan to Vodacom International Limited	–	–	**1,128.8**
The medium-term loan provided by Standard Bank London Limited and RMB International (Dublin) Limited that amounts to US$180.0 million at March 31, 2005 is collateralised by guarantees provided by the Group. The loan is repayable on July 19, 2006 and bears interest at an effective interest rate of LIBOR plus 0.6%.			
Loan to Vodacom Congo (RDC) s.p.r.l.	70.5	–	**–**
The Group's share of the loan provided by Standard Finance (Isle of Man) Limited amounted to US$8.8 million at March 31, 2003. The loan bore interest at an effective rate of LIBOR plus 1.5% and was repaid on July 1, 2003.			
Balance carried forward	1,127.2	1,048.5	**1,498.1**

		2003 Rm	2004 Rm	**2005 Rm**
18.	**INTEREST BEARING DEBT (continued)**			
18.2	**Funding loans (continued)**			
	Balance brought forward	1,127.2	1,048.5	**1,498.1**
	Preference shares issued by Vodacom Congo (RDC) s.p.r.l.	150.3	119.1	**231.9**
	The preference shares of US$37.1 million (2004: US$18.9 million; 2003: US$18.9 million) bear interest at a rate of 4% per annum. The The preference shares are redeemable, but only after the first three years from date of inception and only on the basis that the shareholders are repaid simultaneously and in proportion to their shareholding.			
		1,277.5	1,167.6	**1,730.0**
	Less: Short-term portion of funding loans			
	Extended credit facility to Vodacom Congo (RDC) s.p.r.l.	–	(310.1)	**–**
	Project finance funding to Vodacom Tanzania Limited	(65.9)	(66.3)	**(91.8)**
	Revolving credit facilities to Vodacom Congo (RDC) s.p.r.l.	(130.0)	(312.2)	**–**
	Loan to Vodacom Congo (RDC) s.p.r.l.	(70.5)	–	**–**
	Preference shares issued by Vodacom Congo (RDC) s.p.r.l.	(150.3)	(119.1)	**(231.9)**
	Short-term portion of funding loans	(416.7)	(807.7)	**(323.7)**
	Long-term portion of funding loans	860.8	359.9	**1,406.3**
	The fair value of the Group's funding loan liability is R1,730.0 million (2004: R1,167.6 million; 2003: R1,277.5 million).			
18.3	**Other short-term loans**			
	Vodacom Congo (RDC) s.p.r.l.	6.2	3.2	**6.3**
	The short-term facility amounts to US$1.0 million (The Group's share in 2004: US$0.5 million; 2003: US$0.8 million). The facility bears interest at 18% per annum.			
	Other	–	–	**1.1**
		6.2	3.2	**7.4**

The fair value of the Group's short-term loans is R7.4 million (2004: R3.2 million; 2003: R6.2 million).

	2006	2007	2008	2009	2010	2011 onwards	Total
	Rm	Rm	Rm	Rm	Rm	Rm	Rm
18. **INTEREST BEARING DEBT (continued)**							
18.4 **Repayment of interest bearing debt**							
Finance leases							
Vodacom (Proprietary) Limited	37.6	58.0	82.9	151.6	41.4	203.4	574.9
Vodacom Service Provider Company (Proprietary) Limited	12.9	20.9	30.6	42.6	57.2	118.6	282.8
Funding loans							
Planetel Communications Limited	–	–	–	–	38.5	–	38.5
Caspian Construction Company Limited	–	–	–	–	45.7	–	45.7
Project finance funding to Vodacom Tanzania Limited	91.8	112.8	80.5	–	–	–	285.1
Medium-term loan to Vodacom International Limited	–	1,128.8	–	–	–	–	1,128.8
Preference shares issued by Vodacom Congo (RDC) s.p.r.l.	231.9	–	–	–	–	–	231.9
Other short-term loans	7.4	–	–	–	–	–	7.4
	381.6	1,320.5	194.0	194.2	182.8	322.0	2,595.1

	2003	2004	2005
	Rm	Rm	**Rm**
19. **TRADE AND OTHER PAYABLES**			
Trade payables	2,129.5	2,900.9	**3,466.8**
Revenue charged in advance	40.0	28.0	**67.2**
Capital expenditure creditors	707.9	774.4	**1,089.9**
Value added taxation	–	101.6	**91.6**
Interest accrual	–	14.2	**39.9**
Sundry accounts payable and accruals	41.1	43.0	**75.4**
	2,918.5	3,862.1	**4,830.8**

		2003 Rm	2004 Rm	2005 Rm
20.	**SHAREHOLDER LOANS**			
	Telkom SA Limited	460.0	–	–
	Vodafone Group Plc	124.3	–	–
	Vodafone Holdings (SA) (Proprietary) Limited	197.7	–	–
	VenFin Finance Corporation (Proprietary) Limited	138.0	–	–
		920.0	–	–

The shareholder loans were uncollateralised and bore interest at a rate of prime plus 2%. The average annualised effective interest rate during the 2004 and 2003 financial years were 19.0% and 18.35% respectively. The loans were repayable on demand of all the shareholders by no later than March 31, 2019. The shareholders have deferred their right to claim or accept payment of the amounts owing to them in favour of all other creditors in the event of the liquidation of the Group or should similar events occur. The shareholders elected for the loans to be repaid on June 30, 2003.

		2003 Rm	2004 Rm	2005 Rm
21.	**NON-INTEREST BEARING DEBT**			
	Vodacom Lesotho (Proprietary) Limited	4.3	4.3	**4.3**

The minority shareholder's loan is uncollateralised and no repayment terms have been determined.

		2003 Rm	2004 Rm	2005 Rm
		4.3	4.3	**4.3**

The fair value of the Group's non-interest bearing debt liabilities could not be readily determined.

		2003 Rm	2004 Rm	2005 Rm
22.	**PROVISIONS**			
	Deferred bonus incentive provision (Note 22.1)	231.7	359.5	**423.9**
	Bonus provision (Note 22.2)	128.8	149.1	**203.1**
	Leave pay provision (Note 22.3)	52.4	53.9	**58.3**
	Warranty provision (Note 22.4)	9.5	34.3	**28.2**
	Other (Note 22.5)	58.3	55.3	**65.9**
		480.7	652.1	**779.4**

	Deferred bonus incentive provision Rm	Bonus provision Rm	Leave pay provision Rm	Warranty provision Rm	Other Rm
22. **PROVISIONS (continued)**					
Reconciliation					
2003					
Balance at the beginning of the year	311.4	95.8	44.6	1.8	32.0
Provision created	16.7	141.1	13.4	9.2	43.3
Provision utilised	(96.4)	(108.1)	(5.6)	(1.5)	(17.0)
Balance at the end of the year	231.7	128.8	52.4	9.5	58.3
Reconciliation					
2004					
Balance at the beginning of the year	231.7	128.8	52.4	9.5	58.3
Provision created	169.5	165.7	10.1	28.9	67.5
Provision utilised	(41.7)	(145.4)	(8.6)	(4.1)	(70.5)
Balance at the end of the year	359.5	149.1	53.9	34.3	55.3
Reconciliation					
2005					
Balance at the beginning of the year	**359.5**	**149.1**	**53.9**	**34.3**	**55.3**
Provision created	**207.1**	**240.0**	**15.7**	**11.3**	**65.5**
Provision utilised	**(142.7)**	**(186.0)**	**(11.3)**	**(17.4)**	**(54.9)**
Balance at the end of the year	**423.9**	**203.1**	**58.3**	**28.2**	**65.9**

	2003 Rm	2004 Rm	2005 Rm
Timing of Provisions			
Within one year	324.4	473.7	**595.0**
After one year	156.3	178.4	**184.4**
	480.7	652.1	**779.4**

22. PROVISIONS (continued)

22.1 Deferred bonus incentive provision

The deferred bonus incentive provision represents the present value of the expected future cash out flows of the entitlement value at the balance sheet date less the value at which the entitlements were issued, multiplied by the number of entitlements allocated to a participant.

The value of the bonus entitlements are determined based upon the audited consolidated financial statements of the Group. Periodically, a number of entitlements are issued to employees, the value of which depends on the seniority of the employee. The participating rights of employees vest at different stages and employees are entitled to cash in their entitlements within one year after the participating rights have vested. The provision is utilised when eligible employees receive the value of vested entitlements.

22.2 Bonus provision

The bonus provision consists of a performance bonus based on the achievement of the predetermined financial targets, payable to all levels of staff.

22.3 Leave pay provision

The leave pay provision relates to vested leave pay to which employees may become entitled upon leaving the employment of the Group. The provision arises as employees render a service that increases their entitlement to future compensated leave. The provision is utilised when employees who are entitled to leave pay, leave the employment of the Group or when the accrued leave due to an employee, is utilised.

22.4 Warranty provision

The warranty provision covers manufacturing defects in the second year of warranty on handsets sold to customers. The estimate is based on claims notified and past experience.

22.5 Other

Other provisions for the Group include provisions for advertising received from suppliers of handsets and various other smaller provisions. The advertising provision represents the advertising expenditure not yet spent or claimed by the Group or external service providers.

	Balance as previously reported Rm	Revenue re-cognition Rm	Minority interests Rm	Goodwill translation Rm	Deferred revenue and cost Rm	Derivative financial assets Rm	Equipment sales Rm	Deferred taxation Rm	Balance as restated Rm
23. CHANGE IN ACCOUNTING POLICIES, RECLASSIFICATIONS AND RESTATEMENTS									
Reconciliation 2003									
Income statement									
Revenue	(19,778.7)	–	–	–	–	–	369.0	–	(19,409.7)
Direct network operating costs	10,860.4	–	–	–	–	–	(369.0)	–	10,491.4
Amortisation of intangibles	210.7	–	–	2.5	–	–	–	–	213.2
Interest, dividend and other financial income	(742.4)	–	92.8	–	–	–	–	–	(649.6)
Taxation	1,198.9	–	(27.8)	–	–	–	–	–	1,171.1
Net profit (profit after taxation)	(2,327.1)	–	65.0	2.5	–	–	–	–	(2,259.6)
Balance sheet									
Non-current assets									
Intangible assets (Opening balance)	796.3	–	–	27.2	–	–	–	–	823.5
Intangible assets	551.1	–	–	(15.6)	–	–	–	–	535.5
Financial assets	345.4	–	–	–	–	27.6	–	–	373.0
Deferred taxation	704.7	–	–	–	–	–	–	(549.8)	154.9
Deferred cost	–	285.8	–	–	–	–	–	–	285.8
Current assets									
Trade and other receivables	3,158.9	–	–	–	(235.3)	(27.6)	–	–	2,896.0
Deferred cost	–	309.6	–	–	235.3	–	–	–	544.9
Short-term financial assets	–	–	–	–	–	85.5	–	–	85.5
Short-term investments	50.9	–	–	–	–	(50.9)	–	–	–
Foreign currency derivatives	34.6	–	–	–	–	(34.6)	–	–	–
Equity									
Non-distributable reserves (Opening balance)	(106.1)	–	–	(31.7)	–	–	–	–	(137.8)
Non-distributable reserves	132.3	–	–	8.7	–	–	–	–	141.0
Retained earnings (Opening balance)	(5,357.7)	–	–	4.4	–	–	–	–	(5,353.3)
Retained earnings	(6,969.7)	–	–	6.9	–	–	–	–	(6,962.8)
Non-current liabilities									
Deferred taxation	(993.1)	–	–	–	–	–	–	549.8	(443.3)
Deferred revenue	–	(285.8)	–	–	–	–	–	–	(285.8)
Current liabilities									
Accounts payable	(3,799.0)	–	–	–	880.5	–	–	–	(2,918.5)
Deferred revenue	–	(309.6)	–	–	(880.5)	–	–	–	(1,190.1)

	Balance as previously reported Rm	Revenue re-cognition Rm	Minority interests Rm	Goodwill translation Rm	Deferred revenue and costs Rm	Derivative financial assets Rm	Equipment sales Rm	Deferred taxation Rm	Balance as restated Rm
23. **CHANGE IN ACCOUNTING POLICIES, RECLASSIFICATIONS AND RESTATEMENTS (continued)**									
Reconciliation 2004									
Income statement									
Revenue	(23,478.0)	–	–	–	–	–	622.8	–	(22,855.2)
Direct network operating costs	13,052.9	–	–	–	–	–	(622.8)	–	12,430.1
Amortisation of intangibles	216.0	–	–	(1.2)	–	–	–	–	214.8
Net profit (profit after taxation)	(3,058.0)	–	–	(1.2)	–	–	–	–	(3,059.2)
Balance sheet									
Non-current assets									
Intangible assets	1,034.1	–	–	(31.4)	–	–	–	–	1,002.7
Financial assets	222.4	–	–	–	–	35.9	–	–	258.3
Deferred taxation	1,015.3	–	–	–	–	–	–	(737.5)	277.8
Deferred cost	–	403.8	–	–	–	–	–	–	403.8
Current assets									
Trade and other receivables	3,926.5	–	–	–	(440.6)	(35.9)	–	–	3,450.0
Deferred cost	–	419.2	–	–	440.6	–	–	–	859.8
Short-term financial assets	–	–	–	–	–	318.4	–	–	318.4
Short-term investments	316.5	–	–	–	–	(316.5)	–	–	–
Foreign currency derivatives	1.9	–	–	–	–	(1.9)	–	–	–
Equity									
Non-distributable reserves	299.2	–	–	25.7	–	–	–	–	324.9
Retained earnings	(7,902.3)	–	–	5.7	–	–	–	–	(7,896.6)
Non-current liabilities									
Deferred taxation	(1,173.5)	–	–	–	–	–	–	737.5	(436.0)
Deferred revenue	–	(403.8)	–	–	–	–	–	–	(403.8)
Current liabilities									
Accounts payable	(5,326.3)	–	–	–	1,464.2	–	–	–	(3,862.1)
Deferred revenue	–	(419.2)	–	–	(1,464.2)	–	–	–	(1,883.4)

The Group has changed some of its accounting policies as a result of the adoption of the following new or revised standards:

• IAS 21: The Effects of Foreign Currency Exchange Rates ("IAS 21");
• IAS 27: Consolidated and Separate Financial Statements ("IAS 27");
• IFRS 3: Business combinations ("IFRS 3")

The Group also changed its accounting policies for revenue to analogise to guidance issued by another Standard-setting body, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board in the United States.

The tables reflect the changes that were made to the 2004 and 2003 years as a result of these changes in accounting policies as well as certain restatements and reclassifications on the balance sheet.

23.   CHANGE IN ACCOUNTING POLICIES, RECLASSIFICATIONS AND RESTATEMENTS (continued)
Change in accounting policies

23.1   Revenue recognition

The Group changed its accounting policy in respect of activation revenue and costs in accordance with the principals contained in Emerging Issues Task Force (EITF) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables ("EITF 00-21"), issued in the United States, which the Group believes is relevant to the appropriate application of International Financial Reporting Standards. EITF 00-21 which is applicable to revenue arrangements with multiple deliverables, requires the allocation of the total arrangement consideration to each identifiable deliverable based on its relative fair value. Revenue allocated to each identifiable deliverable and the related cost is recognised based on the same recognition criteria for each deliverable at the time that the product or service is delivered. The revised accounting policy results in activation revenue and costs up to the amount of the deferred revenue being deferred and recognised ratably over the average expected life of the customer. The excess of the costs over revenues is expensed immediately. Previously, activation revenue and costs were recognised upon activation by the customer.

The Group restated its balance sheet disclosure for the years ended March 31, 2004 and 2003 to reflect the deferral of activation revenue and costs. No changes were made to the income statement due to the immateriality of these amounts. As such, the change in accounting policy does not impact the Group's results or cash flow information for the years ended March 31, 2004 and 2003.

23.2   Minority interests

The Group has adopted IAS 27 which changes the nature of minority interest from a liability to equity. The Group has accordingly reclassified transactions with minorities into equity. The change in accounting policy does not impact the Group's cash flow information for the years ended March 31, 2004 and 2003.

23.3   Goodwill translation

The Group changed its accounting policy in respect of foreign currency goodwill based on the revised IAS 21. Goodwill originated from the purchase of a foreign entity was previously accounted for at the transaction date. This goodwill is now translated at exchange rates ruling at the balance sheet date. The impact of the 2004 and 2003 financial years are set out in the accompanying tables. The change in accounting policy does not impact the Group's cash flow information for the years ended March 31, 2004 and 2003.

23.4   Goodwill amortisation

The Group adopted IFRS 3 on April 1, 2004. In accordance with this IFRS, goodwill is no longer amortised from this date, but tested for impairment on an annual basis. Goodwill was previously amortised over its expected useful life. The change in policy does not impact the Group's results or cashflow information for the years ended March 31, 2004 and 2003.

If the Group continued to amortise goodwill at historical foreign exchange rates, it would have recorded goodwill amortisation of R139.7 million. The balance of goodwill would have been stated at R335.5 million at March 31, 2005. Earnings per share would have reduced to R372,170.

Reclassifications

23.5   Deferred revenue and cost

The Group reclassified deferred revenue and cost from "Trade and other payables" and "Trade and other receivables" to "Deferred revenue" and "Deferred cost" respectively. This reclassification has been effected on the balance sheet and does not impact the Group's results or cash flow information for the years ended March 31, 2004 and 2003.

23.6   Derivative financial assets

The Group reclassified its interest rate swap derivatives from "Trade and other receivables" to "Financial assets". The change in classification does not impact the Group's results or cash flow information for the years ended March 31, 2004 and 2003.

Restatements

23.7   Equipment sales

The Group restated its equipment sales for the years ended March 31, 2004 and 2003 for the incorrect gross up of revenue and direct network operating costs related to internal channel upgrades and inter system profits. The Group previously incorrectly recorded revenue and direct network operating costs when handsets were provided to customers on upgrades and when handsets were transferred between different management systems. The restatement does not impact the Group's results and cash flow information for the years ended March 31, 2004 and 2003.

23.8   Deferred taxation

The Group restated deferred taxation to reflect the net amount of the non-current deferred taxation asset and the non-current deferred taxation liability where the Group has right of set off in the relevant section of the balance sheet. The Group previously reflected the gross deferred taxation asset and the gross deferred taxation liability. The restatement does not impact the Group's results or cash flow information for the years ended March 31, 2004 and 2003.

		2003	2004	**2005**
		Rm	Rm	**Rm**
24.	**CASH GENERATED FROM OPERATIONS**			
	Profit from operations	4,327.4	5,235.1	**6,485.3**
	Adjusted for:			
	Depreciation of property, plant and equipment	2,163.0	2,312.7	**2,606.9**
	Depreciation of investment properties	–	4.2	**4.2**
	Net (profit)/loss on disposal of property, plant and equipment	(2.6)	6.8	**(1.8)**
	Bad debts written off	31.1	48.8	**52.2**
	Impairment of assets	–	–	**268.4**
	Amortisation of intangible assets	213.2	214.8	**232.1**
	Cash flow from operations before working capital changes	6,732.1	7,822.4	**9,647.3**
	Increase in trade and other receivables	(837.3)	(932.2)	**(323.4)**
	(Increase)/decrease in inventory	52.0	(32.2)	**(161.1)**
	Increase in trade and other payables and provisions	774.3	738.7	**849.2**
	Cash generated from operations	6,721.1	7,596.7	**10,012.0**
25.	**FINANCE COSTS PAID**			
	Bank overdraft	(50.0)	(27.3)	**(39.1)**
	Finance leases	(123.8)	(130.1)	**(127.3)**
	Funding loans	(127.3)	(64.4)	**(32.2)**
	Interest on minority shareholder loan	(9.7)	(7.6)	**(7.2)**
	Leasehold property	–	(5.2)	**–**
	Other finance costs	(6.8)	(13.3)	**(24.2)**
	Interest on shareholder loans	(167.9)	(47.2)	**–**
	Interest accrual at the beginning of the year	(5.7)	–	**(14.2)**
	Interest accrual at the end of the year	–	14.2	**39.9**
		(491.2)	(280.9)	**(204.3)**
	Interest rate swap interest	(4.0)	(1.1)	**(5.5)**
	Interest rate swap revaluation	–	(18.9)	**(11.3)**
	Loss on foreign exchange contract revaluation	(831.2)	(479.1)	**(143.4)**
	Loss on foreign liability and asset revaluation	(225.6)	(313.3)	**(251.5)**
	Unrealised losses on foreign exchange contract revaluation	808.8	393.2	**126.8**
	Unrealised losses on foreign liability and asset revaluation	11.8	155.9	**211.5**
	Unrealised losses on interest rate swap	–	18.9	**11.3**
	Other non-cash flow items	9.7	13.0	**7.2**
		(721.7)	(512.3)	**(259.2)**

		2003	2004	2005
		Rm	Rm	**Rm**
26.	**INTEREST, DIVIDENDS AND OTHER FINANCIAL INCOME RECEIVED**			
	Banks and loans	51.4	68.4	**93.6**
	Dividends received	–	5.4	**–**
	Guarantee fees	14.7	26.4	**–**
	Investment income – investment at fair value through profit and loss	5.1	11.2	**8.0**
	Other interest income	1.4	6.2	**15.8**
	Interest accrual at the beginning of the year	–	10.3	**18.9**
	Interest accrual at the end of the year	(10.3)	(18.9)	**(35.7)**
	Guarantee fees accrual at the beginning of the year	–	14.7	**13.1**
	Guarantee fees accrual at the end of the year	(14.7)	(13.1)	**–**
	Elimination on consolidation of Vodacom Congo (RDC) s.p.r.l.	–	–	**(13.1)**
		47.6	110.6	**100.6**
	Gain on foreign exchange contract revaluation	244.7	269.6	**155.1**
	Gain on foreign liability and asset revaluation	308.1	238.0	**358.3**
	Interest rate swap interest	6.0	5.1	**11.6**
	Interest rate swap revaluation	18.2	26.3	**20.4**
	Unrealised gain on foreign exchange contract revaluation	(213.4)	(210.3)	**(120.5)**
	Unrealised gain on foreign liability and asset revaluation	(113.0)	(38.9)	**(258.2)**
	Unrealised gain on interest rate swap revaluation	(18.2)	(26.3)	**(20.5)**
	Other non-cash flow items	–	(5.4)	**–**
		280.0	368.7	**246.8**
27.	**TAXATION PAID**			
	Taxation per the income statement	(1,171.1)	(1,725.0)	**(2,614.2)**
	Taxation payable at the beginning of the year	(351.6)	(315.2)	**(852.0)**
	Taxation payable at the end of the year	315.2	852.0	**632.6**
	Deferred taxation at the beginning of the year	(428.5)	(288.4)	**(158.2)**
	Deferred taxation at the end of the year	288.4	158.2	**191.1**
	Business combination – deferred taxation	–	(118.8)	**(40.0)**
	Business combination – taxation payable	–	(29.6)	**–**
	Movement due to foreign equity revaluation reserve	21.0	10.9	**–**
	Exchange difference on consolidation of foreign subsidiary	17.0	(7.4)	**–**
	Capital contribution – deferred taxation	(27.8)	–	**–**
	Acquired from the minorities of Vodacom Congo (RDC) s.p.r.l.	–	–	**96.3**
		(1,337.4)	(1,463.3)	**(2,744.4)**
28.	**ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT**			
	Additions to property, plant and equipment (Note 8)	(3,399.3)	(2,890.7)	**(3,493.8)**
	Less:			
	Vodacom (Proprietary) Limited finance leases	81.1	10.4	**–**
	Vodacom Properties No.1 (Proprietary) Limited finance leases	1.6	–	**–**
	Increase in capital expenditure related creditors	250.1	66.5	**240.4**
		(3,066.5)	(2,813.8)	**(3,253.4)**

		2003 Rm	2004 Rm	**2005** **Rm**
29.	**DISPOSAL/(ACQUISITION) OF SUBSIDIARIES**			
	Disposals of Subsidiaries			
	Vodacom Sport & Entertainment (Proprietary) Limited	22.5	–	**–**
	Film Fun (Holdings) (Proprietary) Limited	9.0	–	**–**
	Cash inflows from disposals	31.5	–	**–**
	These subsidiaries were disposed of in 2002. The deferred consideration was only received in the 2003 financial year.			
	Acquisition of Subsidiaries			
	Smartphone SP (Proprietary) Limited and subsidiaries (Note 29.1)	–	149.6	**(233.8)**
	Smartcom (Proprietary) Limited (Note 29.2)	–	–	**(15.9)**
	Customer base of Tiscali (Proprietary) Limited (Note 29.3)	–	–	**(40.1)**
	Vodacom Properties No. 1 (Proprietary) Limited (Note 29.4)	–	–	**–**
	Cash (outflow)/inflow from acquisitions	–	149.6	**(289.8)**
29.1	**Smartphone SP (Proprietary) Limited and subsidiaries**			
	On March 1, 2004, the Group acquired a 51% interest in the equity of Smartphone SP (Proprietary) Limited, which has a 100% shareholding in Stand 13 Eastwood Road Dunkeld (Proprietary) Limited and 52% in Ithuba Smartcall (Proprietary) Limited. The fair value of the assets and liabilities acquired were determined by the Group and are as follows:			
	Fair value of net assets acquired	–	(9.8)	**–**
	Property, plant and equipment	–	6.2	**–**
	Investment properties	–	9.9	**–**
	Prepaid customer base	–	230.4	**–**
	Trademark	–	158.2	**–**
	Investments	–	16.4	**–**
	Deferred taxation asset	–	0.2	**–**
	Inventory	–	31.0	**–**
	Trade and other receivables	–	115.8	**–**
	Cash and cash equivalents	–	149.6	**–**
	Deferred taxation liability (including taxation effect on intangibles)	–	(119.0)	**–**
	Trade and other payables	–	(558.8)	**–**
	Taxation payable	–	(29.6)	**–**
	Non-current loan	–	(0.3)	**–**
	Provision	–	(0.2)	**–**
	Goodwill	–	(224.0)	**–**
	Purchase price (including capitalised costs)	–	(233.8)	**–**
	Cash and cash equivalents	–	149.6	**–**
	Cash consideration	–	(84.2)	**–**
	Less: Amount payable	–	233.8	**–**
		–	149.6	**–**

The purchase price of R231.2 million together with capitalised costs of R2.6 million totalling R233.8 million, was paid on April 7, 2004. The outstanding amount accrued interest at prime less 2% per annum from March 1, 2004 up to the date of payment.

The company has a contingent asset of R70.1 million. Should this contingent asset realise, an adjustment will be made to the purchase price.

	2003 Rm	2004 Rm	2005 **Rm**
29. DISPOSAL/(ACQUISITION) OF SUBSIDIARIES (continued)			
29.2 Smartcom (Proprietary) Limited			
On April 16, 2004, the Group acquired an 85.75% interest in the equity of Smartcom (Proprietary) Limited through its 51% owned subsidiary, Smartphone SP (Proprietary) Limited. The fair value of the assets and liabilities acquired were determined by the Group and are as follows:			
Fair value of net assets acquired	–	–	(70.5)
Property, plant and equipment	–	–	5.0
Contract customer base	–	–	95.6
Deferred taxation asset	–	–	1.7
Inventory	–	–	3.9
Trade and other receivables	–	–	55.4
Cash and cash equivalents	–	–	61.5
Deferred taxation liability (including tax effect on intangibles)	–	–	(28.7)
Trade and other payables	–	–	(113.6)
Dividends payable	–	–	(10.0)
Provision	–	–	(0.3)
Minority interest	–	–	10.1
Goodwill	–	–	(8.9)
Purchase price (including capitalised costs)	–	–	(69.3)
Cash and cash equivalents	–	–	61.5
Cash consideration	–	–	(7.8)
Less: Capitalised costs paid in previous financial year	–	–	0.5
Plus: Smartphone SP (Proprietary) Limited's share of the dividend paid by Smartcom (Proprietary) Limited	–	–	(8.6)
	–	–	(15.9)
The carrying value of the assets and liabilities at acquisition was as follows:			3.2
Non-current assets	–	–	6.7
Current assets	–	–	120.4
Current liabilities	–	–	(123.9)

The purchase price of R77.9 million (including capitalised costs excluding dividend from Smartcom (Proprietary) Limited) was paid during April 2004. The company declared a dividend to its shareholders from pre-acquisition reserves on August 18, 2004. The dividend was paid on August 31, 2004.

The goodwill related to the acquisition represents future synergies and the ability to directly control the Group's customers.

Revenue amounting to R173.3 million and net profit of R26.6 million is included in the current year results.

	2003 Rm	2004 Rm	**2005** **Rm**
29. DISPOSAL/(ACQUISITION) OF SUBSIDIARIES (continued)			
29.3 Customer base of Tiscali (Proprietary) Limited			
Effective February 1, 2005 the Group acquired the cellular business of Tiscali (Proprietary) Limited. The fair value of the assets and liabilities acquired were preliminary determined as follows:			
Fair value of net assets acquired	–	–	**(30.3)**
Contract customer base	–	–	**43.3**
Deferred taxation liability	–	–	**(13.0)**
Goodwill	–	–	**(9.8)**
Purchase price	–	–	**(40.1)**

The customer base was not previously recorded in the accounting records of Tiscali (Proprietary) Limited as it was an internally generated intangible asset. The goodwill related to the acquisition represents future synergies and the ability to directly control the Group's customers. It is impracticable to disclose the revenue and profit of the business that is included in the current years results as the customer base was integrated into Vodacom Service Provider Company (Proprietary) Limited. The profit and revenue related to these customers were not separately recorded. For the same reason stated above it would not be practicable to determine the impact on revenue and profits of the Group for a full year.

29.4 Vodacom Properties No.1 (Proprietary) Limited

During the 2003 financial year the Group exercised its option included in the finance lease agreement and acquired 100% of Skyprops 157 (Proprietary) Limited. The name of the company was subsequently changed to Vodacom Properties No. 1 (Proprietary) Limited.

	2003 Rm	2004 Rm	**2005** **Rm**
The fair value of the net assets acquired are as follows:	–	–	**–**
Property, plant and equipment	–	1.6	**–**
Long-term loan	–	(1.6)	**–**
Purchase price	–	–	**–**

30. **ACQUIRED RESERVES FROM THE MINORITIES OF VODACOM CONGO (RDC) s.p.r.l.**

Vodacom Congo (RDC) s.p.r.l. ("Vodacom Congo") was previously accounted for as a joint venture (Note 35). During the current financial year the shareholders' agreement was amended to remove some of the participative rights of the minorities, resulting in Vodacom Congo now being controlled and considered to be a 51% owned subsidiary of the Group from April 1, 2004. The Group's interest in the company is consolidated from this date in accordance with IAS 27: Consolidated and Separate Financial Statements.

The 49% portion of the assets, liabilities and losses attributable to the joint venture partner as at March 31, 2004 that has not been consolidated at that date, were as follows:

	As at March 31, 2004 Rm
Net loss for the year after taxation	(13.7)
Total liabilities (including preference shares)	(1,133.2)
Total assets	981.9

The following assets and liabilities were consolidated on April 1, 2004 to account for Vodacom Congo (RDC) s.p.r.l. as a subsidiary:

Total assets	981.9
Property, plant and equipment	596.3
Intangible assets	101.9
Deferred taxation asset	96.3
Inventory	26.1
Trade and other receivables	64.9
Short-term investments and loans	75.2
Cash and cash equivalents	21.2
Total liabilities	(1,133.2)
Trade and other payables	(138.7)
Short-term interest bearing debt	(985.8)
Provision	(0.4)
Bank overdraft	(8.3)
Non-distributable reserve	(82.1)
Distributable reserves	(233.4)

No portion was allocated to the minorities as a result of the negative net equity position of the company. The negative net equity was recorded directly in reserves on April 1, 2004.

	2003	2004	**2005**
	Rm	Rm	**Rm**
31. **CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR**			
Bank and cash balances	1,206.5	2,370.1	**2,990.1**
Short-term bank deposits	–	–	**1,000.0**
Bank overdraft	(559.0)	(772.4)	**(1,817.1)**
	647.5	1,597.7	**2,173.0**

The short-term bank deposits bear interest at an effective interest rate of 7.4% and mature on April 1, 2005.

	2003	2004	**2005**
	R	R	**R**
32. **EARNINGS AND DIVIDEND PER SHARE**			
32.1 **Basic and diluted earnings per share**			
The calculation of basic earnings per ordinary share before adjustments for changes in accounting policies, reclassifications and restatements (Note 23) was based on earnings of R3,031.8 million (2003: R2,214.6 million) at March 31, 2004 and 10,000 issued ordinary shares (2003: 10,000) shares at March 31, 2004.	221,460	303,180	
Earnings per share was adjusted as follows:			
Amortisation of intangibles	(250)	120	
Interest, dividend and other financial income	(9,280)	–	
Deferred taxation	2,780	–	
Minority interest	6,500	–	
Earnings per share restated	221,210	303,300	
The calculation of basic earnings per ordinary share is based on earnings of R3,861.4 million (2004: R3,033.0 million; 2003: R2,212.1 million) and 10,000 issued ordinary shares (2004: 10,000; 2003: 10,000).	221,210	303,300	**386,140**
Due to no dilution factors being present, basic earnings per share equals diluted earnings per share.			
32.2 **Dividend per share**			
The calculation of the dividend per ordinary share is based on a declared ordinary dividend of R3,400.0 million (2004: R2,100.0 million; 2003: R600 million) and 10,000 issued ordinary shares (2004: 10,000; 2003: 10,000). The dividends were declared as follows:			
Declared March 10, 2005 to shareholders registered on March 31, 2005 and paid on April 1, 2005 (Final)	–	–	**180,000**
Declared September 10, 2004 to all shareholders registered on that date and paid on October 1, 2004 (Interim)	–	–	**160,000**
Declared March 11, 2004 to shareholders registered on May 28, 2004 and paid on May 31, 2004 (Final)	–	150,000	**–**
Declared and paid on September 30, 2003 (Interim)	–	60,000	**–**
Declared March 20, 2003 to shareholders registered on June 28, 2003 and paid on June 30, 2003 (Final)	60,000	–	**–**
	60,000	210,000	**340,000**

		2003 Rm	2004 Rm	2005 Rm
33.	**CAPITAL COMMITMENTS**			
	Capital expenditure contracted for at the balance sheet date but not yet incurred is as follows:			
	Vodacom (Proprietary) Limited	517.8	448.4	1,272.2
	Vodacom Congo (RDC) s.p.r.l.	62.0	42.5	62.2
	Vodacom Tanzania Limited	70.4	169.8	37.1
	Vodacom Service Provider Company (Proprietary) Limited	10.6	39.7	18.0
	Vodacom Group (Proprietary) Limited	0.3	0.2	0.3
	Vodacom Lesotho (Proprietary) Limited	0.6	–	–
	VM, S.A.R.L.	–	–	78.0
		661.7	700.6	1,467.8
	Capital expenditure commitments approved by the Board of Directors but not yet contracted for at the balance sheet date are as follows:			
	Vodacom (Proprietary) Limited	2,572.5	3,875.7	3,268.0
	Vodacom Tanzania Limited	418.3	118.8	332.1
	Vodacom Congo (RDC) s.p.r.l.	189.8	102.7	283.8
	Vodacom Service Provider Company (Proprietary) Limited	125.4	71.1	138.8
	Vodacom International Holdings (Proprietary) Limited	5.3	–	–
	Vodacom Lesotho (Proprietary) Limited	14.2	12.2	16.2
	Vodacom Group (Proprietary) Limited	5.0	9.2	5.5
	Vodacom International Limited	0.8	–	–
	VM, S.A.R.L.	–	277.8	281.4
	Smartphone SP (Proprietary) Limited	–	0.1	3.7
	Other	–	–	83.3
		3,331.3	4,467.6	4,412.8
	The capital expenditure of the Group will be financed through internal cash generation, extended supplier credit and bank credit.			
34.	**OTHER COMMITMENTS**			
	Operating leases (Note 34.1)	3,046.5	3,180.0	5,841.7
	Sport and marketing contracts (Note 34.2)	457.0	727.4	624.9
	Site rentals (Note 34.3)	648.6	713.5	811.6
		4,152.1	4,620.9	7,278.2

		Within one year	Between two and five years	After five years	Total
		Rm	Rm	Rm	Rm
34.	**OTHER COMMITMENTS (continued)**				
34.1	**Operating leases**				
	Transmission and data lines GSM	685.9	3,454.9	1,017.7	5,158.5
	Accommodation	92.0	462.4	127.4	681.8
	Other operating leases	0.2	0.9	0.3	1.4
		778.1	3,918.2	1,145.4	5,841.7
34.2	**Sport and marketing contracts**	291.8	333.1	–	624.9
34.3	**Site rentals**	110.6	536.3	164.7	811.6

34.4 Interception of Communications and Provision of Communication-related Information Act ("the Act")

The Act was assented and published on January 22, 2003, but will only become effective at some point in future of which the date is currently uncertain. Due to the fact that certain provisions of the Act are still being finalised, a reliable estimate of capital and operating costs that will potentially be incurred in order to comply with the provisions of the Act cannot be estimated at this stage.

34.5 Service providers

The Group has committed as part of its strategy to acquire its customer bases from certain independent service providers. Should all conditions be met, the Group's commitments in this regard are estimated at R1.2 billion.

34.6 Cellular licence fees

Network operators in the Group pay monthly licence fees based on their net operational income as defined in the licence agreement. Net operational income is defined as the total invoiced revenue of the licensee excluding discounts, Value Added Taxation and other direct taxes derived from customers of the licensee for the provision to them of the service, less net interconnect fees and bad debts actually incurred.

34.7 Global Alliance fees

The Group will pay annual fees from February 18, 2005 for services provided. The fee is calculated as a percentage of revenue.

34.8 Retention incentives

The Group has committed a maximum of R373.1 million in respect of customers already beyond their normal 24 month contract period, but who have not yet upgraded to new contracts, and therefore have not utilised the incentives available for such upgrades. The Group has not provided for this liability, as no legal obligation exists, since the customers have not yet entered into new contracts.

34.9 Other

An offer to purchase a 51% equity stake in Cointel VAS (Proprietary) Limited for R112.2 million was made and accepted. The suspensive conditions of Competition Commission approval, is currently being attended to.

		2003 Rm	2004 Rm	**2005 Rm**
35.	**CONTINGENT LIABILITIES**			
	Vodacom Satellite Services (Proprietary) Limited	7.8	–	**–**
	The functionality of the Gateway assets is under dispute and Vodacom Satellite Services (Proprietary) Limited and Vodafone Satellite Services Limited do not recognise the liability of US$0.9 million to Globalstar LP. This amount has been written back to income in the 2003 year as the success of this claim is deemed to be remote. Due to the duration of the claim process, the Board of Directors are of the opinion that the claim will not be successful.			
	Vodacom Tanzania Limited	70.1	–	**–**
	Vodacom Tanzania Limited is a defendant in a court case in the high court of Tanzania in which the plaintiff is demanding compensation of US$8.8 million for losses and damages allegedly incurred by them as a result of an illegal breach of contract. The facts of the case show there was no contract but rather a request to tender. At the end of the 2004 financial year the Group's legal counsel was of the opinion that the Group's prospects of defending the matter has a very good chance of success.			
	Various other legal matters	5.5	9.2	**4.9**
		83.4	9.2	**4.9**

35.1 Vodacom Congo (RDC) s.p.r.l.

The Group has a 51% equity interest in Vodacom Congo (RDC) s.p.r.l. ("Vodacom Congo"), which commenced business on December 11, 2001. This investment is governed by a shareholders' agreement, which previously provided the minority shareholder with certain protective and participative rights and therefore, in terms of IAS 31: Interest in Joint Ventures, Vodacom Congo was considered to be a joint venture resulting in it being proportionally consolidated in the consolidated annual financial statements for the years ended March 31, 2004 and 2003.

The Group, in terms of the previous shareholders' agreement was, however, ultimately responsible for the funding of the operations of Vodacom Congo. The shareholders' agreement also gave the Group the right to appoint management and the majority of the Board of the company. The Group also had a management agreement to manage the company on a day-to-day basis.

During the current financial year the shareholders' agreement was amended to remove some of the participative rights, resulting in Vodacom Congo now being controlled and considered to be a 51% owned subsidiary of the Group from April 1, 2004. The Group's interest in the company is consolidated from this date in accordance with IAS 27: Consolidated and Separate Financial Statements (Note 30).

	2003 Rm	2004 Rm	2005 Rm
35. **CONTINGENT LIABILITIES (continued)**			
35.1 **Vodacom Congo (RDC) s.p.r.l. (continued)**			
The 49% portion attributable to the joint venture partner of the liabilities and losses as at March 31, 2004 and 2003 was as follows:			
Net loss for the year after taxation	(200.0)	(13.7)	–
Total liabilities (including preference shares)	(816.2)	(1,133.2)	–
Total assets	640.5	981.9	–

All guarantees issued are disclosed in Note 41.

35.2 **Negative working capital ratio**

For financial years ended 2005, 2004 and 2003 the Group had a negative working capital ratio. A negative working capital ratio arises when the Group's current liabilities are greater than the current assets. The Group's management believes that based on its operating cash flow, it will be able to meet liabilities as they arise and that it is in compliance with all covenants contained in the borrowing agreements.

35.3 **Other**

The Group is regularly subject to an evaluation, by the taxation authorities, of its direct and indirect taxation filings and in connection with such reviews, disputes can arise with the taxation authorities over the interpretation or application of certain taxation rules applicable to the Group's business. These disputes may not necessarily be resolved in a manner that is favourable for the Group. Additionally the resolution of the disputes could result in an obligation for the Group.

During each of the years presented, provisions have been made or adjusted for anticipated obligations related to these taxation matters under review. The provisions made include estimates of anticipated interest and penalties where appropriate. Where no reliable assessment could be made, no provisions have been raised.

The Group is in discussions with relevant taxation authorities on specific matters regarding the application and interpretation of taxation legislation affecting the Group and the industry in which it operates. No reliable assessment can be made at this time of any exposure, if any, that the Group may incur.

36. **RETIREMENT BENEFITS**

All eligible employees of the Group are members of the Vodacom Group pension fund, a defined contribution pension scheme. Certain executive employees of the Group are also members of the Vodacom executive provident fund, a defined contribution provident scheme. Both schemes are administered by ABSA Consultants and Actuaries (Proprietary) Limited. Current contributions to the pension fund amounted to R70.7 million (2004: R65.9 million; 2003: R52.5 million). Current contributions to the provident fund amounted to R4.2 million (2004: R5.9 million; 2003: R5.4 million). South African funds are governed by the Pension Funds Act of 1956.

37. **EVENTS SUBSEQUENT TO YEAR-END**

The directors are not aware of any other matter or circumstance arising since the end of the financial year, not otherwise dealt with in the Vodacom Group consolidated annual financial statements, which significantly affected the financial position of the Group and results of its operations.

		2003	2004	2005
		Rm	Rm	**Rm**
38.	**RELATED PARTY TRANSACTIONS**			
38.1	**Balances with related parties**			
	Included in accounts receivable			
	Telkom SA Limited – Interconnect	497.3	491.1	**487.9**
	Telkom SA Limited – Other	9.3	8.4	**11.7**
	Vodafone Group Plc	3.8	8.0	**22.7**
	Included in accounts payable			
	Telkom SA Limited – Interconnect	(67.8)	(78.9)	**(74.0)**
	Telkom SA Limited – Other	(2.0)	(4.1)	**(9.6)**
	Vodafone Group Plc	(2.7)	(2.6)	**(20.3)**
	Shareholder loans (Note 20)			
	Telkom SA Limited	(460.0)	–	**–**
	Vodafone Group Plc	(124.3)	–	**–**
	Vodafone Holdings (SA) (Proprietary) Limited	(197.7)	–	**–**
	VenFin Finance Corporation (Proprietary) Limited	(138.0)	–	**–**
	Dividends payable			
	Telkom SA Limited	(300.0)	(750.0)	**(900.0)**
	Vodafone Holdings (SA) (Proprietary) Limited	(210.0)	(525.0)	**(630.0)**
	VenFin Telecommunication Investments Limited	(90.0)	(225.0)	**(270.0)**

These outstanding balances are unsecured and will be settled in cash in the ordinary course of business. No guarantees have been provided.

		2003	2004	2005
38.2	**Transactions with related parties**			
	Telkom SA Limited (Entity with joint control over the Group)	1,802.2	304.0	**(82.0)**
	Audit fees recovered	28.5	6.8	**4.6**
	Cellular usage	32.8	31.1	**33.1**
	Installation of transmission lines	(36.9)	(28.1)	**(49.9)**
	Interconnect expense	(348.5)	(417.2)	**(465.3)**
	Interconnect income	2,945.2	2,732.8	**2,728.2**
	Interest paid – commercial	(0.5)	(0.1)	**–**
	IPO Co-operation fee	50.0	–	**–**
	Lease of transmission lines	(445.4)	(438.0)	**(511.9)**
	Site costs	(17.7)	(18.3)	**(19.9)**
	Telephone landline usage	(21.4)	(30.2)	**(33.6)**
	Telephone software maintenance	–	(2.3)	**–**
	VSAT rental	–	(0.9)	**–**
	Site costs	–	–	**7.6**
	Telkom prepaid vouchers	–	–	**(74.9)**
	Interest payments on shareholder loan	(83.9)	(21.6)	**–**
	Shareholder loan repayment	–	(460.0)	**–**
	Dividend payable	(300.0)	(750.0)	**(900.0)**
	Dividend paid	–	(300.0)	**(800.0)**

	2003 Rm	2004 Rm	2005 Rm
38. RELATED PARTY TRANSACTIONS (continued)			
38.2 Transactions with related parties (continued)			
Vodafone Group Plc	(30.5)	(127.7)	**(14.9)**
Roaming income	38.2	54.9	**65.5**
Roaming expense	(46.0)	(50.9)	**(63.4)**
Global Alliance agreement	–	–	**(17.0)**
Interest payments on shareholder loan	(22.7)	(7.4)	**–**
Shareholder loan repayment	–	(124.3)	**–**
Vodafone Holdings (SA) (Proprietary) Limited (Entity with joint control over the Group)	(243.3)	(944.5)	**(1,190.0)**
Interest payments on shareholder loan	(33.3)	(11.8)	**–**
Shareholder loan repayment	–	(197.7)	**–**
Dividend payable	(210.0)	(525.0)	**(630.0)**
Dividend paid	–	(210.0)	**(560.0)**
VenFin Finance Corporation (Proprietary) Limited	(53.8)	(156.2)	**(5.1)**
Interest payments	(29.3)	(11.0)	**(4.3)**
Facility fees	(0.5)	(0.7)	**(0.8)**
Interest payments on shareholder loan	(24.0)	(6.5)	**–**
Shareholder loan repayment	–	(138.0)	**–**
Descarte Investments No. 8 (Proprietary) Limited (Entity with joint control over the Group)	(4.0)	–	–
Interest payments on shareholder loan	(4.0)	–	**–**
Dividend payable	–	–	**–**
VenFin Telecommunication Investments Limited (Entity with joint control over the Group)	(90.0)	(315.0)	**(510.0)**
Dividend payable	(90.0)	(225.0)	**(270.0)**
Dividend paid	–	(90.0)	**(240.0)**
38.3 Key management personnel compensation (excluding directors' emoluments)			
Key management personnel remuneration	6.7	13.5	**29.7**
Salaries	3.3	4.4	**9.9**
Fringe benefits	0.3	0.3	**0.8**
Bonuses	3.1	8.8	**16.7**
Other	–	–	**2.3**
Included in key management personnel's remuneration	0.6	0.9	**1.4**
Pension fund employer contributions	0.2	0.3	**0.7**
Provident fund employer contributions	0.3	0.4	**0.3**
Medical aid employer contributions	0.1	0.2	**0.4**

	2003 Rm	2004 Rm	**2005 Rm**
38. RELATED PARTY TRANSACTIONS (continued)			
38.4 Directors' emoluments			
Directors' remuneration	(21.2)	(27.3)	**(52.8)**
Executive directors – fees as directors: salaries	(13.4)	(8.7)	**(21.4)**
Executive directors – fees as directors: fringe benefits	(0.4)	(0.7)	**(0.8)**
Executive directors – fees as directors: bonuses	(6.8)	(17.2)	**(30.0)**
Non-executive directors – fees as directors	(0.6)	(0.7)	**(0.6)**
Included in directors' remuneration	(1.5)	(2.1)	**(2.2)**
Pension fund employer contributions	(0.5)	(0.7)	**(0.8)**
Provident fund employer contributions	(0.8)	(1.2)	**(1.2)**
Medical aid employer contributions	(0.2)	(0.2)	**(0.2)**
Directors' remuneration and emoluments paid by:	(21.2)	(27.3)	**(52.8)**
Vodacom Group (Proprietary) Limited	(16.9)	(21.4)	**(37.0)**
Subsidiaries	(4.3)	(5.9)	**(15.8)**

39. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Group purchases or issues financial instruments in order to finance its operations and to manage the interest rate and currency risks that arise from its operations and sources of finance. Various financial assets and liabilities for example trade receivables, trade payables, other payables and provisions, arise directly from the Group's operations. Changing market conditions expose the Group to various financial risks and have highlighted the importance of financial risk management as an element of control for the Group. Principal financial risks faced in the normal course of the Group's business are foreign currency risk, interest rate risk, credit risk, price risk and liquidity risk. These risks are managed within an approved treasury policy, subject to the limitations of the local markets in which the various group companies operate and the South African Reserve Bank.

The Group finances its operations through a mixture of retained profits, bank borrowings and long-term loans. Long-term financing is arranged locally by the South African entities. A treasury division within Vodacom Group (Proprietary) Limited has been established to provide treasury related services to the Group, including coordinating access to domestic and international financial markets, and the managing of various financial risks relating to the Group's operations. The treasury division is subject to arms length fees in terms of transfer pricing for services to offshore subsidiaries.

The Group utilises derivative instruments, the objective of which is to reduce exposure to fluctuations in foreign currency rates and interest rates, and to manage the liquidity of cash resources within the Group. Trading in derivative instruments for speculative purposes is strictly prohibited.

Group treasury policies, risk limits and control procedures are continuously monitored by management and the Board of Directors, through the Audit Committee, the objective being to minimise exposure to foreign currency risk, interest rate risk, credit risk and liquidity risk. These risks are managed within an approved treasury policy.

39. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

39.1 Foreign currency management

The Group enters into foreign exchange contracts to buy specified amounts of various foreign currencies in the future at a predetermined exchange rate. The contracts are entered into in order to manage the Group's exposure to fluctuations in foreign currency exchange rates on specific transactions. The contracts are matched with anticipated future cash flows in foreign currencies primarily from purchases of capital equipment. The Group's policy is to enter into foreign exchange contracts for 100% of the committed net foreign currency payments from South Africa.

The Group has entered into numerous foreign exchange contracts to cover foreign capital commitments in respect of future imports of GSM infrastructure. The total value of foreign exchange contracts at year-end was:

	Foreign contract value Mil	Forward value Rm	Fair value adjustment Rm
Forward contracts to buy foreign currency			
2003			
United States Dollar	61.0	604.2	(103.4)
Euro	111.5	1,078.9	(97.2)
Pound Sterling	0.1	1.0	–
Swiss Franc	0.6	3.5	–
		1,687.6	(200.6)
2004			
United States Dollar	10.6	74.7	(7.0)
Euro	91.7	756.2	(41.4)
Pound Sterling	18.4	230.7	(16.1)
Swiss Franc	0.1	0.5	–
		1,062.1	(64.5)
2005			
United States Dollar	**11.8**	**70.1**	**3.9**
Euro	**156.5**	**1,281.3**	**14.9**
Pound Sterling	**45.2**	**529.1**	**6.2**
Swiss Franc	*	**0.1**	**–**
		1,880.6	**25.0**

Forward value represents the foreign contract value multiplied by the contracted forward exchange rate.

Amount less than R50,000

			Foreign contract value Mil	Forward value Rm	Fair value adjustment Rm
39.	**FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)**				
39.1	**Foreign currency management (continued)**				
	Forward contracts to sell foreign currency				
	2003				
	United States Dollar		7.0	69.4	11.8
	Euro		20.9	205.5	22.8
				274.9	34.6
	2004				
	United States Dollar		2.2	14.5	0.7
	Euro		9.0	70.5	1.2
	Pound Sterling		0.2	2.0	–
				87.0	1.9
	2005				
	United States Dollar		**5.5**	**33.7**	**(0.7)**
	Euro		**7.1**	**57.7**	**(0.3)**
	Pound Sterling		**0.2**	**2.6**	**–**
				94.0	**(1.0)**

Forward value represents the foreign contract value multiplied by the contracted forward exchange rate.

The Group has various monetary assets and liabilities in currencies other than the Group's functional currency. The following table represents the net currency exposure of the Group according to the different functional currencies of each entity within the Group.

	SA Rand Rm	Euro Rm	Pound Sterling Rm	United States Dollar Rm	Congolese Franc Rm	Swiss Franc Rm	Australian Dollar Rm	Tanzanian Shillings Rm
2003								
Net foreign currency monetary assets/(liabilities)								
Functional currency of company operation								
SA Rand	–	(256.5)	(0.3)	(1.8)	–	(1.0)	(0.3)	–
United States Dollar	(37.5)	(1,157.6)	–	–	(12.0)	–	–	(24.5)
	(37.5)	(1,414.1)	(0.3)	(1.8)	(12.0)	(1.0)	(0.3)	(24.5)

	SA Rand	Euro	Pound Sterling	United States Dollar	Congolese Franc	Swiss Franc	Australian Dollar	Tanzanian Shillings
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm

39. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

39.1 Foreign currency management (continued)
2004
Net foreign currency monetary assets/(liabilities)
Functional currency of company operation

	SA Rand	Euro	Pound Sterling	United States Dollar	Congolese Franc	Swiss Franc	Australian Dollar	Tanzanian Shillings
SA Rand	–	(145.1)	(0.1)	(30.0)	–	(0.7)	(0.4)	–
United States Dollar	(7.0)	(682.3)	–	–	14.5	–	–	9.8
Mozambican Meticals	(12.5)	–	–	(11.2)	–	–	–	–
	(19.5)	(827.4)	(0.1)	(41.2)	14.5	(0.7)	(0.4)	9.8

2005
Net foreign currency monetary assets/(liabilities)
Functional currency of company operation

	SA Rand	Euro	Pound Sterling	United States Dollar	Congolese Franc	Swiss Franc	Australian Dollar	Tanzanian Shillings
SA Rand	–	(157.0)	(0.4)	(5.3)	–	(0.7)	–	–
United States Dollar	–	(5.0)	–	–	23.8	–	–	–
Tanzanian Shilling	(9.6)	(65.0)	–	45.1	–	(0.1)	–	–
Mozambican Meticals	(12.6)	(1.5)	–	(58.7)	–	–	–	–
	(22.2)	(228.5)	(0.4)	(18.9)	23.8	(0.8)	–	–

	2003 Rm	2004 Rm	2005 Rm

39.2 Interest rate risk management
The Group's interest rate profile consisting of fixed and floating rate borrowings which exposes the Group to fair value interest rate risk and cash flow interest rate risk and can be summarised as follows:

Interest rates
Financial liabilities

	2003 Rm	2004 Rm	2005 Rm
Loans and bank overdrafts at fixed rates of interest	1,366.4	1,205.1	1,283.7
Bank overdrafts linked to money market rates	0.7	0.4	0.2
Bank overdrafts linked to South African prime rates	520.7	742.2	1,752.0
Bank overdrafts linked to Lesotho prime rates	24.9	21.2	15.5
Loans linked to LIBOR	379.6	371.8	1,276.5
Loans linked to EURIBOR	435.3	488.2	84.3
	2,727.6	2,828.9	4,412.2

Financial assets

	2003 Rm	2004 Rm	2005 Rm
Investments and bank deposits at fixed rates of interest	245.0	180.7	1,177.1
Investments and bank deposits linked to money market rates	338.0	1,473.8	2,017.5
Bank deposits linked to South African prime rates	686.8	703.6	829.1
Bank deposits linked to Lesotho prime rates	2.6	6.3	6.4
Interest rate swaps linked to BA rate	27.6	35.9	44.2
Loans and bank deposits linked to LIBOR	263.4	449.8	154.4
Deposits linked to EURIBOR	67.0	78.3	–
	1,630.4	2,928.4	4,228.7

		2006	2007	2008	2009	2010	2011 onwards	Total
		Rm	Rm	Rm	Rm	Rm	Rm	Rm
39.	**FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)**							
39.2	**Interest rate risk management**							
	Maturity of financial instruments exposed to interest rate risk							
	Financial liabilities							
	Linked to fixed rates	394.0	136.3	138.6	194.2	98.6	322.0	1,283.7
	Linked to money market rates	0.2	–	–	–	–	–	0.2
	Linked to South African prime rates	1,752.0	–	–	–	–	–	1,752.0
	Linked to Lesotho prime rates	15.5	–	–	–	–	–	15.5
	Loans linked to LIBOR	15.9	1,152.6	23.8	–	84.2	–	1,276.5
	Linked to EURIBOR	21.1	31.6	31.6	–	–	–	84.3
		2,198.7	1,320.5	194.0	194.2	182.8	322.0	4,412.2
	Financial assets							
	Linked to fixed rates	1,177.1	–	–	–	–	–	1,177.1
	Linked to money market rates	2,017.5	–	–	–	–	–	2,017.5
	Linked to South African prime rates	829.1	–	–	–	–	–	829.1
	Linked to Lesotho prime rates	6.4	–	–	–	–	–	6.4
	Interest rate swaps linked to BA rate	–	–	–	13.4	–	30.8	44.2
	Loans linked to LIBOR	61.1	–	–	–	93.3	–	154.4
		4,091.2	–	–	13.4	93.3	30.8	4,228.7

The Group has entered into interest rate swap contracts that entitle, or oblige it to receive interest at a fixed rate on notional principal amounts and entitle, or oblige it to pay interest at floating rates on the same notional principal amounts. The interest rate swaps allow the Group to swap long-term debt from fixed rates into floating rates that are lower, or higher, than those available if it had borrowed at floating rates directly. Under the interest rate swaps, the Group agrees with other parties to exchange, at specified quarterly intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to the agreed notional principal amounts.

At March 31, 2005 the Group had three interest rate swaps:

Vodacom Group (Proprietary) Limited – the company swapped its fixed interest rate of 14.9% NACQ (Nominal Annual Compounded Quarterly) for a floating rate, linked to the BA (Banker's Acceptance) rate plus margin of 2.00%.

The termination date of the agreement is January 30, 2009.

Vodacom (Proprietary) Limited – the company swapped its fixed interest rate of 20.1% NACQ for a floating rate linked to the BA rate plus margin of 2.25%.

The termination date of the agreement is December 1, 2012.

Vodacom (Proprietary) Limited – the company swapped its fixed interest rate of 12.9% NACM (Nominal Annual Compounded Monthly) for a floating rate linked to the BA rate plus margin of 2.00%.

The termination date of the agreement is August 24, 2012.

	2003	2004	**2005**
	Rm	Rm	**Rm**
Fair value of interest rate swap asset	27.6	35.9	**44.2**

The fair value of the interest rate swap asset is represented by a notional principal amount of R229.7 million (2004: R235.0 million; 2003: R238.0 million) at a weighted average floating interest rate of 10.0% NACM (2004: 12.9% NACM; 2003: 15.4% NACM).

39.   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

39.3   Credit risk management

Financial assets, which potentially subject the Group to concentrations of credit risk, consist principally of cash, short-term deposits and trade receivables. The Group's cash and cash equivalents and short-term deposits are placed with high credit quality financial institutions. Trade receivables are presented net of an allowance for doubtful receivables. Credit risk with respect to trade receivables is limited due to the large number of customers comprising the Group's customer base and stringent credit approval processes for contracted subscribers. The Group, for its South African operations, spread their credit risk exposure amongst the high credit quality financial institutions.

The Group does not have any significant exposure to any individual customer or counter-party, except commercially to Telkom SA Limited (the Group's largest shareholder), Mobile Telecommunications Network (Proprietary) Limited (the Group's largest competitor), and Cell C (Proprietary) Limited (the country's third network operator).

With respect to the forward exchange contracts, the Group's exposure is on the full amount of the foreign currency payable on settlement. The Group minimises such risk by limiting the counter-parties to a group of major international banks, and does not expect to incur any losses as a result of non-performance by these counter-parties. The positions in respect of these counter-parties are closely monitored.

The carrying amounts of financial assets, excluding foreign currency derivatives and interest rate swaps, included in the consolidated balance sheet represent the Group's exposure to credit risk in relation to these assets. The credit exposure of forward exchange contracts is represented by the fair value of the contracts.

39.4   Price risk management

The Group is exposed to price risk as a result of changes in market prices of financial assets at fair value through profit and loss and market tradable shares available for sale.

39.5   Liquidity risk management

The Group is exposed to liquidity risk as a result of uncertain accounts receivable related cash flows and the capital commitments of the Group. In terms of its borrowing requirements, the Group ensures that adequate funds are available to meet its expected and unexpected financial commitments through utilisation of undrawn borrowing facilities (Note 41). In terms of its long-term liquidity risk, a reasonable balance is maintained between the period over which assets generate funds and the period over which the respective assets are funded.

39.6   Fair value of financial instruments

At the balance sheet date, the carrying amounts of cash and short-term deposits, trade and other receivables, trade and other payables, short-term provisions, dividends payable, bank overdraft, accrued expenses and short-term debt approximated their fair values due to the short-term maturities of these assets and liabilities.

The fair value of forward exchange contracts and interest rate swaps are determined using quoted prices or, where such prices are not available, a discounted cash flow analysis is used. These amounts reflect the approximate values of the derivative positions at balance sheet date.

The fair value of long-term loans and finance leases are determined by discounting contractual cash flows at market related interest rates.

39.7   VM, S.A.R.L. call option

In terms of the shareholders' agreement, the Group's minority shareholder in VM, S.A.R.L., Empresa Moçambicana De Telecommunicaçòes S.A.R.L. ("Emotel") has a call option for a period of four years following the commencement date, August 23, 2003. In terms of the option, Emotel shall be entitled to call on Vodacom International Limited such numbers of shares in and claims on loan account against VM, S.A.R.L. as constitute 25% of the entire issued share capital of that company. Emotel can exercise this option in full increments of 1%. The option can only be exercised on the April 1 or the October 1 of each calendar year for the duration of the option. The option price is specified in the shareholders agreement. The call option has no value at March 31, 2005 (2004: R nil).

39.8   Smartphone SP (Proprietary) Limited put option

In terms of the shareholders' agreement, the minority shareholders of Smartphone SP (Proprietary) Limited have a put option against Vodacom Group (Proprietary) Limited, should the Group or the company terminate and fail to renew the Service Provider Agreement for any reason other than the expiry or cancellation of the Group's South African licence. The put option has no value at March 31, 2005 (2004: R nil) as the conditions set out in the agreement have not been met.

39. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

39.9 Smartcom (Proprietary) Limited put option

In terms of the agreement between Vodacom Group (Proprietary) Limited ("the Group"), Smartphone SP (Proprietary) Limited ("Smartphone") and the minority shareholders of Smartcom (Proprietary) Limited ("Smartcom"), the minority shareholders of Smartcom have a put option against the Group, should the Group reduce the standard service provider discount below certain percentages as stipulated in the put option agreement or should Smartphone decide to terminate the agency agreement between them. The minority shareholders will not be entitled to exercise the put option if the agency agreement is replaced by another agreement with terms no less favourable than the cancelled agency agreement. The put option has no value at March 31, 2005 as the conditions set out in the agreement have not been met.

39.10 Skyprops 134 (Proprietary) Limited call option

In terms of the call option agreement between Vodacom Group (Proprietary) Limited ("Vodacom Group"), FirstRand Bank Limited ("FirstRand"), Vodacom (Proprietary) Limited ("Vodacom") and Skyprops 134 (Proprietary) Limited ("company"), FirstRand grants to Vodacom Group an irrevocable call option to require FirstRand at any time for the duration of the agreement to sell the shares in and claims against the company to Vodacom Group on the implementation date. The option may be exercised on 30 days written notice by Vodacom Group before the termination date (December 1, 2012) or if Vodacom commits a breach of the lease agreement. The call option has no value at March 31, 2005 as the face values of the shares and claims equal the market value.

39.11 Congolese Wireless Network s.p.r.l. ("CWN") put option

In terms of a shareholders' agreement, the Group's joint venture partner in Vodacom Congo (RDC) s.p.r.l., Congolese Wireless Network s.p.r.l. ("CWN") has a put option which comes into effect three years after the commencement date, December 1, 2001, and for a maximum of five years thereafter. In terms of the option, CWN shall be entitled to put to Vodacom International Limited such number of shares in and claims on loan account against Vodacom Congo (RDC) s.p.r.l. as constitute 19% of the entire issued share capital of that company. CWN can exercise this option in a maximum of three tranches and each tranche must consist of at least 5% of the entire issued share capital of Vodacom Congo (RDC) s.p.r.l. The option price will be the fair market value of the related shares at the date the put option is exercised. The option has no value at March 31, 2005, 2004 and 2003.

40. GOODWILL IMPAIRMENT TEST

The Group has adopted IFRS 3: Business Combinations on April 1, 2004 ("IFRS 3"). In accordance with IFRS 3, goodwill is no longer amortised but rather tested for impairment on an annual basis at March 31.

Goodwill has been allocated for impairment testing purposes to four cash generating units of which two are in South Africa, one in the Democratic Republic of the Congo and one in Tanzania.

South Africa

The recoverable amounts of goodwill relating to Vodacom Service Provider Company (Proprietary) Limited, Smartphone SP (Proprietary) Limited and Smartcom (Proprietary) Limited have been determined on the basis of value in use calculations. These companies operate in the same economic environment for which the same key assumptions were used. Both value in use calculations use cash flow projections based on financial budgets approved by management covering a five year period and a discount rate of 14.2% in Rand terms. Both sets of cash flows beyond the five year period are extrapolated using a steady 6.0% nominal growth rate. Management believes that this growth rate does not exceed the long-term average growth rate for the market in which these two companies operate. Cash flow projections during the budget period for both companies are also based on the same expected growth in operating profit and Earnings before Interest, Taxation, Depreciation and Amortisation ("EBITDA"). Management believes that any reasonable change in any of these key assumptions would not cause the aggregate carrying amount of these companies to exceed the aggregate recoverable amount of these units.

Democratic Republic of Congo

The recoverable amount of this cash generating unit was based on a value in use calculation for Vodacom Congo (RDC) s.p.r.l. The calculation uses cash flow projections based on financial budgets approved by management covering a five year period and a discount rate of 18.5% in US Dollar terms. Cash flows beyond this period have been extrapolated using a steady 3.0% nominal growth rate. Management believes that this growth rate does not exceed the long-term average growth rate for the market in which this company operates. Management believes that any reasonable possible change in the key assumptions on which the recoverable amount is based would not cause the carrying amount to exceed its recoverable amount.

40. **GOODWILL IMPAIRMENT TEST (continued)**

Tanzania

The recoverable amount of this cash generating unit was based on a value in use calculation for Vodacom Tanzania Limited. The calculation uses cash flow projections based on financial budgets approved by management covering a five year period and a discount rate of 16.1% in US Dollar terms. Cash flows beyond this period have been extrapolated using a steady 3.0% nominal growth rate. Management believes that this growth rate does not exceed the long-term average growth rate for the market in which this company operates. Management believes that any reasonable possible change in the key assumptions on which the recoverable amount is based would not cause the carrying amount to exceed its recoverable amount.

March 31, 2005	South Africa	Democratic Republic of Congo	Tanzania
	Rm	Rm	Rm
Carrying amount of goodwill	302.5	103.9	7.1
Key assumption Basis for determining value(s) assigned to key assumptions	**Expected customer base** Closing customer base in the period immediately preceding the budget period increased for expected growth.	**Expected customer base** Closing customer base in the period immediately preceding the budget period increased for expected growth.	**Expected customer base** Closing customer base in the period immediately preceding the budget period increased for expected growth.
	Value assigned to key assumption reflects past experience, except for potential growth. Growth is based on market expectation.	Value assigned to key assumption reflects past experience, except for potential growth. Growth is based on market expectation.	Value assigned to key assumption reflects past experience, except for potential growth. Growth is based on market expectation.
Key assumption Basis for determining value(s) assigned to key assumptions	**ARPU** Closing customer base in the period immediately preceding the budget period increased for expected growth.	**ARPU** Closing customer base in the period immediately preceding the budget period increased for expected growth.	**ARPU** Closing customer base in the period immediately preceding the budget period increased for expected growth.
	Value assigned to key assumption reflects past experience. Growth is based on expected market forces and external sources of information.	Value assigned to key assumption reflects past experience. Growth is based on expected market forces and external sources of information.	Value assigned to key assumption reflects past experience. Growth is based on expected market forces and external sources of information.

40. **GOODWILL IMPAIRMENT TEST (continued)**

Key assumption	Gross margin	Gross margin	Gross margin
Basis for determining value(s) assigned to key assumptions	Average gross margin achieved in period immediately before the budget period, increased for expected efficiency improvements.	Average gross margin achieved in period immediately before the budget period, increased for expected efficiency improvements.	Average gross margin achieved in period immediately before the budget period, increased for expected efficiency improvements.
	Value assigned to key assumption reflects past experience, except for efficiency improvements.	Value assigned to key assumption reflects past experience, except for efficiency improvements.	Value assigned to key assumption reflects past experience, except for efficiency improvements.
Key assumption	**Capital expenditure**	**Capital expenditure**	**Capital expenditure**
Basis for determining value(s) assigned to key assumptions	Total capital expenditure achieved in period immediately before the budget period, adjusted for expected network coverage roll-out.	Total capital expenditure achieved in period immediately before the budget period, adjusted for expected network coverage roll-out.	Total capital expenditure achieved in period immediately before the budget period, adjusted for expected network coverage roll-out.
	Value assigned based on managements expected network coverage roll-out.	Value assigned based on managements expected network coverage roll-out.	Value assigned based on managements expected network coverage roll-out.
Key assumption		**ZAR/USD exchange rate during the five year budget period**	**ZAR/TZS and USD/TZS exchange rates during the five year budget period**
Basis for determining value(s) assigned to key assumptions		Average market forward exchange rate over the budget period.	Average market forward exchange rate over the budget period.
		Value assigned to key assumption is consistent with external sources of information.	Value assigned to key assumption is consistent with external sources of information.

41. UNDRAWN BORROWING FACILITIES AND GUARANTEES

41.1 Rand denominated facilities and guarantees

The Group has a Rand denominated credit facility totalling R4,401.0 million with R1,129.0 million utilised at March 31, 2005. The facilities are uncommitted and can also be utilised for loans to foreign entities and are subject to review at various dates (usually on an annual basis).

Guarantor	Details	Beneficiary	2003 Rm	2004 Rm	2005 Rm
Vodacom (Proprietary) Limited	All guarantees less than R2.0 million.	Various	3.1	3.0	**2.8**
Vodacom Service Provider Company (Proprietary) Limited	All guarantees less than R2.0 million.	Various	1.6	3.1	**3.0**
Vodacom Service Provider Company (Proprietary) Limited	Guarantee in respect of receipt by independent intermediaries of premiums on behalf of short-term insurers and Lloyd's underwriters, and relating to short-term insurance business carried on in South Africa. Terminates on May 31, 2005.	SA Insurance Association for benefit of insurers	9.5	14.2	**17.8**
Smartcom (Proprietary) Limited	Guarantees for salary bank account and debit orders.	Various	–	–	**3.0**
			14.2	20.3	**26.6**

Vodacom (Proprietary) Limited provides an unlimited guarantee for borrowings entered into by Vodacom Group (Proprietary) Limited.

41.2 Foreign denominated facilities and guarantees

The following foreign denominated facilities are in place:

Company	Details	As at March 31, 2005 Million Total facility	As at March 31, 2005 Million Utilised
Vodacom Tanzania Limited	Project finance	**US$45.5**	**US$45.5**
Vodacom International Limited	Revolving term loan	**US$180.0**	**US$180.0**
Vodacom Congo (RDC) s.p.r.l.	Various	**US$3.8**	**US$2.7**
Vodacom Lesotho (Proprietary) Limited	Overdraft facilities with various banks	**M47.0**	**M14.5**

41. UNDRAWN BORROWING FACILITIES AND GUARANTEES (continued)
41.2 Foreign denominated facilities and guarantees (continued)

Guarantor/Issuer	Details	Beneficiary	Currency	2003 Rm	2004 Rm	2005 Rm
Nedbank Limited on behalf of Vodacom (Proprietary) Limited	Unsecured standby letters of credit *	Alcatel CIT	e 40.7 million (2004: e 25.2 million; 2003: e 27.0 million)	233.0	194.6	**330.0**
Vodacom Group (Proprietary) Limited	Guarantees issued for the obligations of Vodacom Congo (RDC) s.p.r.l. **	ABSA	e nil (2004: e 53.8 million; 2003: e 49.8 million)	429.7	415.6	**–**
Vodacom Group (Proprietary) Limited	Guarantees issued for the obligations of Vodacom Congo (RDC) s.p.r.l.'s revolving credit facility **	ABSA	US$nil (2004: US$32.0 million; 2003: US$32.0 million)	255.0	202.1	**–**
Vodacom Group (Proprietary) Limited	Guarantees issued for the obligations of Vodacom Congo (RDC) s.p.r.l. **	Standard Finance (Isle of Man) Limited	e nil (2004: e 22.5 million; 2003: m nil)	–	173.8	**–**
Vodacom Group (Proprietary) Limited	Guarantees issued for the obligations of Vodacom Congo (RDC) s.p.r.l. **	Standard Finance (Isle of Man) Limited	US$nil (2004: US$37.5 million; 2003: US$ nil)	–	236.8	**–**
Vodacom Group (Proprietary) Limited	Guarantees issued for the obligations of Vodacom International Limited's term loan facility** #	Standard Bank London Limited and RMB International (Dublin) Limited	US$180.0 million (2004:US$ nil; 2003: US$ nil)	–	–	**1,128.8**
Vodacom International Limited	Guarantees issued for the obligations of Vodacom Congo (RDC) s.p.r.l.	Alcatel CIT	e 15.0 million (2004: e 25.0 million; 2003: m nil)	–	193.1	**121.6**
				917.7	1,416.0	**1,580.4**

The following foreign denominated guarantees have been issued:

* *Amounts drawn down on the standby letters of credit amounted to R26.8 million (2004: R48.7 million; 2003: R66.8 million) and are included as liabilities in the balance sheet.*

** *Foreign denominated guarantees amounting to R1,189.6 million (2004: R622.3 million; 2003: R349.2 million) issued in support of Vodacom Congo (RDC) s.p.r.l. are included as liabilities in the balance sheet.*

\# *The Group is in compliance with the covenants attached to the term loan facility.*

	South Africa Rm	Other African countries Rm	Eliminations Rm	Total Rm
42. SEGMENTAL INFORMATION				
The Group is primarily an integrated mobile telecommunication and data communication business located in South Africa and other African countries. The primary reporting format therefore comprises the geographic segments of the Group.				
2003				
Geographical segments				
Segment revenue	18,267.3	1,236.2	(93.8)	19,409.7
External	18,174.7	1,235.0	–	19,409.7
Inter-segment	92.6	1.2	(93.8)	–
Segment profit/(loss) from operations	4,340.3	(4.2)	(8.7)	4,327.4
Interest, dividends and other financial income				649.6
Finance costs				(1,546.3)
Profit before taxation				3,430.7
Included in segment profit/(loss) from operations				
Depreciation and amortisation	(2,131.2)	(236.3)	(8.7)	(2,376.2)
Property, plant and equipment	(1,938.2)	(224.8)	–	(2,163.0)
Intangible assets	(193.0)	(11.5)	(8.7)	(213.2)
Bad debts written off	(30.1)	(1.0)	–	(31.1)
Capital expenditure	(2,487.9)	(911.4)	–	(3,399.3)
Property, plant and equipment	(2,487.9)	(911.4)	–	(3,399.3)
Intangible assets	–	–	–	–
Assets				
Segment assets	15,566.4	2,413.9	(1,139.3)	16,841.0
Deferred taxation assets				154.9
				16,995.9
Liabilities				
Segment liabilities	(7,271.9)	(1,804.9)	349.2	(8,727.6)
Deferred taxation liabilities				(443.3)
Taxation liabilities				(315.2)
Dividends payable				(600.0)
				(10,086.1)

	South Africa	Other African countries	Eliminations	Total
	Rm	Rm	Rm	Rm
42. SEGMENTAL INFORMATION (continued)				
2004				
Geographical segments				
Segment revenue	21,369.8	1,496.8	(11.4)	22,855.2
External	21,358.4	1,496.8	–	22,855.2
Inter-segment	11.4	–	(11.4)	–
Segment profit/(loss) from operations	5,306.7	(65.2)	(6.4)	5,235.1
Interest, dividends and other financial income				656.6
Finance costs				(1,107.5)
Profit before taxation				4,784.2
Included in segment profit/(loss) from operations				
Depreciation and amortisation	(2,259.2)	(266.1)	(6.4)	(2,531.7)
Property, plant and equipment	(2,058.4)	(254.3)	–	(2,312.7)
Investment property	(4.2)	–	–	(4.2)
Intangible assets	(196.6)	(11.8)	(6.4)	(214.8)
Bad debts written off	(23.5)	(25.3)	–	(48.8)
Capital expenditure	(1,666.3)	(1,345.5)	–	(3,011.8)
Property, plant and equipment	(1,659.3)	(1,231.4)	–	(2,890.7)
Intangible assets	(7.0)	(114.1)	–	(121.1)
Assets				
Segment assets	18,936.3	3,350.9	(2,413.2)	19,874.0
Deferred taxation assets				277.8
				20,151.8
Liabilities				
Segment liabilities	(7,946.3)	(2,427.4)	674.6	(9,699.1)
Deferred taxation liabilities				(436.0)
Taxation liabilities				(852.0)
Dividends payable				(1,500.0)
				(12,487.1)

		South Africa	Other African countries	Eliminations	Total
		Rm	Rm	Rm	Rm
42.	SEGMENTAL INFORMATION (continued)				
	2005				
	Geographical segments				
	Segment revenue	25,049.4	2,270.5	(4.6)	27,315.3
	External	25,044.8	2,270.5	–	27,315.3
	Inter-segment	4.6	–	(4.6)	–
	Segment profit/(loss) from operations	5,499.2	(175.1)	1,161.2	6,485.3
	Interest, dividends and other financial income				662.8
	Finance costs				(641.7)
	Profit before taxation				6,506.4
	Included in segment profit/(loss) from operations				
	Depreciation and amortisation	(2,380.5)	(462.7)	–	(2,843.2)
	Property, plant and equipment	(2,154.6)	(452.3)	–	(2,606.9)
	Investment property	(4.2)	–	–	(4.2)
	Intangible assets	(221.7)	(10.4)	–	(232.1)
	Bad debts written off	(19.1)	(33.1)	–	(52.2)
	Impairment of assets	(1,161.2)	(268.4)	1,161.2	(268.4)
	Capital expenditure	(2,799.8)	(694.0)	–	(3,493.8)
	Property, plant and equipment	(2,799.8)	(694.0)	–	(3,493.8)
	Intangible assets	–	–	–	–
	Assets				
	Segment assets	20,151.8	3,851.9	(1,745.9)	22,257.8
	Deferred taxation assets				308.1
					22,565.9
	Liabilities				
	Segment liabilities	(9,308.1)	(3,376.7)	1,005.0	(11,679.8)
	Deferred taxation liabilities				(499.2)
	Taxation liabilities				(632.6)
	Dividends payable				(1,800.0)
					(14,611.6)

	Un-allocated Rm	Networks Rm	Service provider Rm	Other Rm	Elimi-nations Rm	Total Rm
42. **SEGMENTAL INFORMATION (continued)**						
2003						
Business segments						
Segment revenue	–	17,486.2	5,030.8	81.0	(3,188.3)	19,409.7
External	–	17,181.6	2,187.6	40.5	–	19,409.7
Inter-segment	–	304.6	2,843.2	40.5	(3,188.3)	–
Segment profit/(loss) from operations	42.9	4,087.4	448.9	(62.5)	(189.3)	4,327.4
Interest, dividends and other financial income						649.6
Finance costs						(1,546.3)
Profit before taxation						3,430.7
Included in segment profit/(loss) from operations						
Depreciation and amortisation	(2.8)	(2,075.0)	(107.9)	(1.2)	(189.3)	(2,376.2)
Property, plant and equipment	(2.8)	(2,056.8)	(102.4)	(1.0)	–	(2,163.0)
Intangible assets	–	(18.2)	(5.5)	(0.2)	(189.3)	(213.2)
Bad debts written off	–	(10.0)	(21.1)	–	–	(31.1)
Capital expenditure	(4.5)	(3,325.7)	(66.0)	(3.1)	–	(3,399.3)
Property, plant and equipment	(4.5)	(3,325.7)	(66.0)	(3.1)	–	(3,399.3)
Intangible assets	–	–	–	–	–	–
Assets						
Segment assets	3,953.7	14,343.9	2,137.8	924.4	(4,518.8)	16,841.0
Deferred taxation assets						154.9
						16,995.9
Liabilities						
Segment liabilities	(1,718.5)	(7,326.0)	(2,412.5)	(148.7)	2,878.1	(8,727.6)
Deferred taxation liabilities						(443.3)
Taxation liabilities						(315.2)
Dividends payable						(600.0)
						(10,086.1)

	Un-allocated Rm	Networks Rm	Service provider Rm	Other Rm	Elimi-nations Rm	Total Rm
42. SEGMENTAL INFORMATION (continued)						
2004						
Business segments						
Segment revenue	–	20,787.9	5,526.1	174.2	(3,633.0)	22,855.2
External	–	20,787.9	1,939.8	127.5	–	22,855.2
Inter-segment	–	–	3,586.3	46.7	(3,633.0)	–
Segment profit/(loss) from operations	26.7	4,886.0	614.1	(114.8)	(176.9)	5,235.1
Interest, dividends and other financial income						656.6
Finance costs						(1,107.5)
Profit before taxation						4,784.2
Included in segment profit/(loss) from operations						
Depreciation and amortisation	(3.3)	(2,222.9)	(114.0)	(1.4)	(190.1)	(2,531.7)
Property, plant and equipment	(3.3)	(2,200.2)	(108.0)	(1.2)	–	(2,312.7)
Investment properties	–	(4.2)	–	–	–	(4.2)
Intangible assets	–	(18.5)	(6.0)	(0.2)	(190.1)	(214.8)
Bad debts written off	–	(30.9)	(17.9)	–	–	(48.8)
Capital expenditure	(4.1)	(2,934.1)	(72.3)	(1.3)	–	(3,011.8)
Property, plant and equipment	(4.1)	(2,820.0)	(65.3)	(1.3)	–	(2,890.7)
Intangible assets	–	(114.1)	(7.0)	–	–	(121.1)
Assets						
Segment assets	9,991.1	16,753.3	3,606.5	1,651.1	(12,128.0)	19,874.0
Deferred taxation assets						277.8
						20,151.8
Liabilities						
Segment liabilities	(2,531.2)	(13,224.3)	(3,734.6)	(327.4)	10,118.4	(9,699.1)
Deferred taxation liabilities						(436.0)
Taxation liabilities						(852.0)
Dividends payable						(1,500.0)
						(12,487.1)

		Un-allocated Rm	Networks Rm	Service provider Rm	Other Rm	Elimi-nations Rm	Total Rm
42.	**SEGMENTAL INFORMATION (continued)**						
	2005						
	Business segments						
	Segment revenue	–	24,926.3	6,734.4	135.2	(4,480.6)	27,315.3
	External	–	24,950.3	2,274.4	90.6	–	27,315.3
	Inter-segment	–	(24.0)	4,460.0	44.6	(4,480.6)	–
	Segment profit/(loss) from operations	(1,123.7)	5,756.9	841.4	(318.8)	1,329.5	6,485.3
	Interest, dividends and other financial income						662.8
	Finance costs						(641.7)
	Profit before taxation						6,506.4
	Included in segment profit/(loss) from operations						
	Depreciation and amortisation	(3.6)	(2,508.7)	(140.9)	(1.2)	(188.8)	(2,843.2)
	Property, plant and equipment	(3.6)	(2,487.4)	(114.7)	(1.2)	–	(2,606.9)
	Investment properties	–	(4.2)	–	–	–	(4.2)
	Intangible assets	–	(17.1)	(26.2)	–	(188.8)	(232.1)
	Bad debts written off	–	(33.1)	(19.1)	–	–	(52.2)
	Impairments of assets	(1,161.2)	(268.4)	–	(355.1)	1,516.3	(268.4)
	Capital expenditure	(22.9)	(3,385.0)	(85.5)	(0.4)	–	(3,493.8)
	Property, plant and equipment	(22.9)	(3,385.0)	(85.5)	(0.4)	–	(3,493.8)
	Intangible assets	–	–	–	–	–	–
	Assets						
	Segment assets	8,624.2	17,501.4	6,854.8	2,399.1	(13,121.7)	22,257.8
	Deferred taxation assets						308.1
							22,565.9
	Liabilities						
	Segment liabilities	(2,160.9)	(13,442.5)	(6,784.7)	(1,481.7)	12,190.0	(11,679.8)
	Deferred taxation liabilities						(499.2)
	Taxation liabilities						(632.6)
	Dividends payable						(1,800.0)
							(14,611.6)

"South Africa", which is also the home country of the parent, comprises the segment information relating to the South African based cellular network as well as all the segment information of the service providers and other business segments. "Other African countries" comprise only of cellular networks and are located in Tanzania, Lesotho, Democratic Republic of Congo and Mozambique, and it also includes the international holding company situated in Mauritius.

42. **SEGMENTAL INFORMATION (continued)**

"Unallocated" comprises the reporting relevant to Vodacom Group (Proprietary) Limited, the parent company in the Group, Vodacom International Limited and Vodacom International Holdings (Proprietary) Limited. These companies are primarily management services companies, that offer combined administrative, advisory and management services to companies within the rest of the Group.

"Networks" comprise services provided by cellular networks within South Africa and other African countries. Services offered by the companies include the standard voice telecommunication services of cellular networks as well as data communication services through the cellular network, including short message servicing (SMS), wireless application protocol (WAP), general packet radio system (GPRS) and multimedia messaging services (MMS).

"Service providers" comprise services provided by cellular telecommunication service providers within South Africa. Cellular telecommunication service providers act as agents for the respective networks and sell airtime to customers.

"Service provider revenue" has been restated for the incorrect gross up of revenue and direct network operating cost related to the internal channel upgrades and inter system profits.

"Other" comprises other business lines of the Group which do not fall within the Group's strategic focus and do not constitute a separately reportable segment.

Accounting policies and basis of preparation

Segment information is prepared in conformity with accounting policies adopted for preparing and presenting the consolidated annual financial statements.

Segment revenue excludes value-added taxation and includes inter-Group revenue. Net revenue represents segment revenue from which inter-Group revenue has been eliminated. Sales between segments are made on a commercial basis. Segment profit/(loss) from operations represents segment revenue less segment operating expenses. Segment expenses include direct and operating expenses. Integration costs, disposals of operations and impairments, depreciation and amortisation have been allocated to the segments to which they relate.

The segment assets and liabilities comprise all assets and liabilities of the different segments including those relating to operating, investing and financing activities. Unallocated assets and liabilities comprise of deferred taxation and other unallocatable balances.

Capital expenditure in property, plant and equipment, investment properties and intangible assets has been allocated to the segments to which they relate.

Segment results and segment assets have been adjusted for the changes in accounting policies reflected in Note 23.

43. **INTEREST IN SUBSIDIARIES**

The information discloses interests in subsidiaries material to the financial position of the Group. The interest in the ordinary share capital is representative of the voting power.

RSA – Republic of South Africa; TZN – Tanzania; LES – Lesotho; MZ – Mozambique; MAU – Mauritius; DRC – Democratic Republic of Congo, C – Cellular; S – Satellite; MSC – Management services company; PROP – Property company; OTH – Other

	Country of incorporation	Issued share capital			Interest in issued ordinary share capital		
		2003	2004	**2005**	2003 %	2004 %	**2005 %**
43.	**INTEREST IN SUBSIDIARIES**						
	(continued)						
	Cellular network operators						
	Vodacom (Proprietary) Limited (C)	RSA	R100	R100	**R100**	100	100	**100**
	Vodacom Lesotho (Proprietary) Limited (C)	LES	M4,180	M4,180	**M4,180**	88.3	88.3	**88.3**
	Vodacom Tanzania Limited (C)	TZN	US$100	US$100	**TZS10,000**	65	65	**65**
	VM, S.A.R.L. (C)	MZ	–	US$5,005,500	**US$8,755,500**	–	98	**98**
	Vodacom Congo (RDC) s.p.r.l (C)	DRC	–	–	**US$1,000,000**	–	–	**51**
	Service providers						
	Vodacom Service Provider Company (Proprietary) Limited (C)	RSA	R20	R20	**R20**	100	100	**100**
	Smartphone SP (Proprietary) Limited (C)	RSA	–	R20,000	**R20,000**	–	51	**51**
	Smartcom (Proprietary) Limited (C)	RSA	–	–	**R1,000**	–	–	**85.75**
	Other						
	GSM Cellular (Proprietary) Limited (C) *	RSA	R1,200	R1,200	**R1,200**	100	100	**100**
	Vodacom Satellite Services (Proprietary) Limited (S)*	RSA	R100	R100	**R100**	100	100	**100**
	VSP Holdings (Proprietary) Limited (MSC)	RSA	R1,020	R1,020	**R1,020**	100	100	**100**
	Vodacom Venture No. 1 (Proprietary) Limited (MSC)	RSA	R158,999	R158,999	**R810**	100	100	**100**
	Vodacom Equipment Company (Proprietary) Limited *	RSA	R100	R100	**R100**	100	100	**100**
	Vodacare (Proprietary) Limited (C) *	RSA	R100	R100	**R100**	100	100	**100**
	Vodacom International Holdings (Proprietary) Limited (MSC)	RSA	R100	R100	**R100**	100	100	**100**
	Vodacom International Limited (MSC)	MAU	US$100	US$100	**US$100**	100	100	**100**
	Vodacom Properties No.1 (Proprietary) Limited (PROP) *	RSA	R100	R100	**R100**	100	100	**100**
	Vodacom Properties No.2 (Proprietary) Limited (PROP) *	RSA	–	–	**R1,000**	–	–	**100**
	Stand 13 Eastwood Road Dunkeld West (Proprietary) Limited (PROP)	RSA	–	R100	**R100**	–	100	**100**
	Ithuba Smartcall (Proprietary) Limited (OTH) *	RSA	–	R100	**R100**	–	52	**52**
	Vodacom Tanzania Limited (Zanzibar) (OTH) *	TZN	TZS10,000	TZS10,000	**TZS10,000**	99	99	**99**
	Joycell Shops (Proprietary) Limited (OTH) *	RSA	R100	R100	**R100**	100	100	**100**

Dormant as at March 31, 2005

44. INTEREST IN JOINT VENTURES

The Group's joint ventures during the 2004 and 2003 financial years consisted of Vodacom Congo (RDC) s.p.r.l.
The Group acquired its interest in Vodacom Congo (RDC) s.p.r.l. on December 11, 2001. During the current financial year the shareholders' agreement was renegotiated resulting in Vodacom Congo (RDC) s.p.r.l. considered to be a 51% owned subsidiary (Note 30).

	2003 Vodacom Congo (RDC) s.p.r.l.	2004 Vodacom Congo (RDC) s.p.r.l.	**2005 Vodacom Congo (RDC) s.p.r.l.**
Interest held	51%	51%	**–**
	Rm	Rm	**Rm**
The Group's proportionate share of assets and liabilities:			
Property, plant and equipment	433.6	620.6	–
Intangible assets*	142.3	106.0	–
Deferred taxation asset	–	100.2	–
Current assets	90.7	195.2	–
	666.6	1,022.0	–
Long-term liabilities	(284.1)	–	–
Preference shares	(306.8)	(243.1)	–
Current liabilities	(258.6)	(936.3)	–
Net liabilities	(182.9)	(157.4)	–
The Group's proportionate share of revenue and expenditure:			
Revenue	258.8	475.9	–
Loss before taxation after reclassification of preference share dividends*	(208.2)	(128.1)	–
Taxation	–	113.8	
Net loss*	(208.2)	(14.3)	–
The Group's proportionate share of cash flows:			
Net cash flows from/(utilised in) operating activities	(172.9)	13.0	–
Net cash flows utilised in investing activities	(445.9)	(359.4)	–
Net cash flows from financing activities	552.4	365.4	–
Net cash flow	(66.4)	19.0	–
The Group's proportionate share of contingent liabilities and capital commitments:			
Contingent liabilities (Note 35)	–	–	–
Capital commitments	260.1	145.2	–

* Goodwill and goodwill amortisation was restated to closing rate and average rate in accordance with the Group's change in accounting policy as a result of the adoption of IAS 21: The Effects of Foreign Exchange Rates ("IAS 21"). Intangible assets have accordingly been restated.

45. **US GAAP INFORMATION**

The consolidated annual financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), which differs in certain respects from Generally Accepted Accounting Principles in the United States ("US GAAP"). The effect of applying US GAAP principles to net profit and shareholders' equity is set out below along with an explanation of applicable differences between IFRS and US GAAP:

	Notes	Restated 2003 Rm	Restated 2004 Rm	2005 Rm
Net profit as reported in accordance with IFRS – restated		2,212.1	3,033.0	**3,861.4**
Adjustments increasing/(decreasing) net profit:				
Deferred bonus incentive scheme	(a)	(30.7)	8.6	**15.5**
Goodwill – non-amortisation	(b)	99.0	93.5	**–**
Goodwill – translation differences on amortisation	(c)	–	–	**–**
Business combinations	(m)	–	4.8	**(4.8)**
Derivative financial instruments – reclassification of transition adjustments	(e)	7.8	7.8	**7.8**
Income taxation – rate differences	(f)	(196.6)	(144.4)	**(99.9)**
Normal income taxation effect of US GAAP adjustments	(g)	6.9	(6.3)	**(5.9)**
Foreign exchange translation on net investment in foreign operations	(k)	–	–	**1.0**
Net profit in accordance with US GAAP after cumulative effect of change in accounting policy		2,098.5	2,997.0	**3,775.1**
Shareholders' equity as reported in accordance with IFRS – restated		6,909.8	7,664.7	**7,954.3**
Adjustments increasing/(decreasing) shareholders' equity:				
Deferred bonus incentive scheme	(a)	27.2	35.8	**51.3**
Goodwill – amortisation of taxation rate difference	(f)	(17.7)	(17.7)	**(17.7)**
Goodwill – non-amortisation	(b)	101.0	194.5	**194.6**
Goodwill – accumulated translation differences	(c)	(0.1)	(7.0)	**(10.3)**
Minority interest	(j)	(88.0)	(93.0)	**(128.7)**
Business combinations	(m)	–	4.8	**–**
Income taxation – rate differences	(f)	(837.8)	(981.5)	**(1,080.8)**
Normal income taxation effect of US GAAP adjustments	(g)	(8.2)	(12.2)	**(15.5)**
Shareholders' equity in accordance with US GAAP		6,086.2	6,788.4	**6,947.2**

	Restated 2003 Rm	Restated 2004 Rm	**2005 Rm**
45. **US GAAP INFORMATION (continued)**			
Movements in shareholders' equity in accordance with US GAAP			
Balance at the beginning of the period	4,874.0	6,086.2	**6,788.4**
Net profit for the year	2,098.5	2,997.0	**3,775.1**
Dividends declared	(600.0)	(2,100.0)	**(3,400.0)**
Foreign currency translation reserve adjustment	(281.5)	(190.0)	**(60.2)**
Acquired reserves from the minorities of Vodacom Congo (RDC) s.p.r.l.	–	–	**(151.3)**
Gain on derivatives – reclassified to earnings, net of taxation	(4.8)	(4.8)	**(4.8)**
Balance at the end of the period	6,086.2	6,788.4	**6,947.2**

Summary of differences between IFRS and accounting principles generally accepted in the US.

(a) **Deferred bonus incentive scheme**

Under IFRS, the total value of deferred bonus entitlements as calculated at the end of each financial period is based on the net present value of expected future cash payments as determined under the bonus formula over the vesting period.

Under US GAAP, in accordance with FIN 28: "Accounting for Stock Appreciation Rights and Other Variable Stock Option Awards Plans an Interpretation of APB Opinions no. 15 and 25", compensation cost is recognised over the service period or the vesting period if the service period is not defined, based upon the undiscounted value of the entitlements.

(b) **Goodwill – non-amortisation**

The Group adopted IFRS 3: Business Combinations ("IFRS 3") from April 1, 2004, under which acquired goodwill is no longer amortised, but tested for impairment at least annually (or more frequently if impairment indicators arise). Accordingly, goodwill arising from the Group's investments is not subject to amortisation as from April 1, 2004.

Under US GAAP, SFAS 142: Goodwill and Other Intangible Assets ("SFAS 142") is consistent with IAS 38: Intangible Assets ("IAS 38") and IFRS 3 which was adopted by the Group from April 1, 2004. From this date goodwill is no longer amortised.

(c) **Goodwill – translation of goodwill arising on the acquisition of a foreign entity**

Under IFRS and US GAAP, goodwill arising on the acquisition of a foreign entity is treated as an asset of the entity and translated at the foreign exchange rate ruling at the balance sheet date.

The resulting foreign exchange transaction gain or loss is recorded in equity. The difference in the carrying values of goodwill under IFRS and US GAAP which are summarised below, results in a difference in the accumulated translation amount recorded in equity.

	2003 Rm	2004 Rm	**2005 Rm**
A reconciliation of goodwill reported under IFRS at the balance sheet date to the amounts determined under US GAAP is as follows:			
Included in total goodwill reported under IFRS – restated	230.9	344.3	**413.5**
Goodwill not amortised under US GAAP	101.1	194.5	**205.0**
Business combination (Note 45 m)	–	136.0	**136.0**
Additional goodwill – income taxation rate change (Note 45 f)	20.1	35.8	**71.5**
Translation difference on amortisation	–	–	**–**
Translation difference on goodwill balance	(0.1)	(7.0)	**(10.3)**
Goodwill in joint venture (Note 45 i)	(79.0)	(61.2)	**–**
As adjusted under US GAAP	273.0	642.4	**815.7**

45. US GAAP INFORMATION (continued)

(d) Income taxes – additional temporary differences

Under IFRS, no deferred taxation liability was recognised in respect of intangible assets acquired other than in a business combination where there was a difference at the date of acquisition between the assigned values and the taxation bases of the assets.

Under US GAAP, a deferred taxation liability (and corresponding increase in assets acquired) is recognised for all temporary differences between the assigned values and the taxation bases of intangible assets acquired. The recording of such deferred taxation liability has no net impact on net income or shareholders' equity as determined under US GAAP as the decrease in income taxation expense is offset by a corresponding increase in amortisation (Note 45 g).

(e) Derivative financial instruments

The Group adopted IAS 39: Financial Instruments – Recognition and Measurement ("IAS 39") and SFAS 133: Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") on April 1, 2001.

Under IFRS, upon adoption of IAS 39 the difference between previous carrying amounts and the fair value of derivatives, which prior to the adoption of IAS 39 had been designated as either fair value or cash flow hedges but do not qualify as hedges under IAS 39, is recognised as an adjustment of the opening balance of retained earnings at the beginning of the financial year IAS 39 is initially applied. Changes in fair value of derivatives acquired after April 1, 2001 are recorded in the income statement.

Under US GAAP, upon adoption of SFAS 133, the difference between previous carrying amounts and fair value of derivatives, which prior to the adoption of SFAS 133 had been cash flow type hedges but do not qualify as hedges under SFAS 133, is recognised as a cumulative effect adjustment of other comprehensive income in the year SFAS 133 is initially applied. This amount is subsequently released into earnings in the same period or periods during which the hedged transaction affects earnings. During the year ended March 31, 2005 R7.8 million (2004: R7.8 million; 2003: R7.8 million) was released into earnings. The difference between previous carrying amounts and fair value of derivatives, which prior to the adoption of SFAS 133 had been fair value type hedges, is recognised as a cumulative effect adjustment in earnings. Changes in fair value of derivatives acquired after April 1, 2001 are recorded in the income statement.

(f) Income taxation – rate differences

Under IFRS, current and deferred taxation assets and liabilities are measured using taxation rates enacted unless announcements of taxation rates by the government have the substantive effect of actual enactment. The Group's deferred taxation assets and liabilities at March 31, 2005 are recorded at the substantially enacted taxation rate of 29%.

The taxation rate in South Africa varies depending on whether income is distributed. Upon distribution an additional tax (Secondary Tax on Companies or "STC") of 12.5% is due based on the amount of the dividends net of the STC credit for dividends received during a dividend cycle.

In conformity with IFRS, the Group reflects the STC as a component of the income tax charge for the period in which dividends are declared. IFRS also requires that deferred taxation be provided for at the undistributed rate of 29%.

For the purpose of US GAAP, the Group believes that under SFAS 109: Accounting for Income Taxes ("SFAS 109"), measurement of current and deferred taxation liabilities and assets is based on provisions of the enacted taxation law; the effects of future changes in taxation laws or rates are not anticipated. Therefore, the enacted rate of 30% should be used for all taxation amounts (prior to the calculation of STC). Temporary differences should be tax effected using the taxation rate that will apply when income is distributed, ie an effective rate of 37.78% including STC.

The Group has therefore computed the estimated STC that would become payable upon distribution of relevant undistributed earnings and accrued that amount as an additional liability for US GAAP purposes.

The use of the higher rate not only affects the measurement of deferred taxation assets and liabilities, and hence the tax charge for any period, but because temporary differences in a business combination need to be tax effected at the higher rate there is a consequent effect on the amount of goodwill recognised in a business combination under US GAAP.

45.   US GAAP INFORMATION (continued)

(g)   Deferred taxation

The taxation effects of the US GAAP adjustments have been calculated based on the enacted taxation rate of 37.78% (2004: 37.78%; 2003: 37.78%).

A reconciliation of the deferred taxation balances under IFRS to the approximate amounts determined under US GAAP, where materially different, is as follows:

	2003 Rm	2004 Rm	**2005** **Rm**
Net deferred taxation liabilities:			
As reported under IFRS	288.4	158.2	**191.1**
Additional temporary differences (Note 45 d)	53.7	46.0	**38.9**
Business combination (Note 45 m)	–	(58.3)	**(62.4)**
Income taxation – rate difference (Note 45 f)	875.6	1,035.0	**1,170.0**
Taxation effect of US GAAP adjustments	8.2	12.2	**15.5**
Deferred taxation in joint venture (Note 45 i)	–	100.2	**–**
As adjusted under US GAAP	1,225.9	1,293.3	**1 353.1**

Under IFRS, deferred taxation assets on deductible temporary differences are only recognised to the extent that it is probable that the future taxable profit will allow the deferred taxation asset to be recovered.

Under US GAAP, deferred taxation assets are recognised on all temporary differences. A valuation allowance is recognised if it is more likely than not that the asset will not be recovered. For US GAAP purposes, an additional deferred taxation asset and a corresponding valuation adjustment allowance of R109.3 million (2004: R24.8 million; 2003: R nil) have no effect on the net shareholders' equity for the current year.

(h)   Capitalised interest

Under IFRS, interest cost incurred during the construction period is expensed as incurred.

Under US GAAP, interest cost incurred during the construction period (i.e. period of time necessary to bring a constructed fixed asset to the condition and location necessary for its intended use) is capitalised. The capitalised interest is recorded as part of the asset to which it relates and is amortised over the asset's estimated useful life. Capitalised interest was nil for the years ended March 31, 2005, 2004 and 2003 as the effect of capitalising interest, as compared with the effect of expensing interest, was not material.

(i)   Joint ventures

Under IFRS, investments qualifying as joint ventures are accounted for under the proportionate consolidation method of accounting. Under the proportionate consolidation method, the venturer records its share of each of the assets, liabilities, income and expenses of the jointly controlled entity on a line-by-line basis with similar items in the venturer's financial statements. The venturer continues to record its share of losses in excess of its net investment of the joint venture.

Under US GAAP, joint ventures are accounted for under the equity method of accounting. Under the equity method, an investment in a joint venture is shown in the balance sheet of an investor as a single amount. Likewise, an investor's share of earnings or losses from its investment is ordinarily shown in its income statement as a single amount. Typically an investor discontinues applying the equity method when its net investment (including net advances) is reduced to zero, unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support from the investee.

45. **US GAAP INFORMATION (continued)**

(i) **Joint ventures (continued)**

In 2004 and 2003, the Group also proportionately consolidated Vodacom Congo (RDC) s.p.r.l. The summarised financial statement information for Vodacom Congo (RDC) s.p.r.l. relating to the Group's pro rata interest is set out in Note 44. Under US GAAP, the Group's share of losses of Vodacom Congo (RDC) s.p.r.l. does not exceed the carrying amount of the investment in the joint venture.

	2003 Rm	2004 Rm	2005 Rm
Investment in Vodacom Congo (RDC) s.p.r.l. under US GAAP is as follows:			
Initial investment in ordinary shares reported under IFRS	5.1	5.1	–
Initial investment in preference shares reported under IFRS	306.8	243.1	–
Group's share in accumulated losses of the joint venture net of dividends received	(213.6)	(216.6)	–
Foreign currency translation reserve under IFRS	47.3	85.5	–
Foreign currency translation reserve under IFRS US GAAP	(1.6)	(3.2)	–
Goodwill not amortised under US GAAP	7.5	11.2	–
Investment in associate under US GAAP	151.5	125.1	–

During the current financial year the shareholders' agreement was amended resulting in Vodacom Congo (RDC) s.p.r.l. being accounted for as a 51% owned subsidiary (Note 30). Accordingly Vodacom Congo (RDC) s.p.r.l. is consolidated under both IFRS and US GAAP.

(j) **Minority interest**

The Group adopted IAS 27: Consolidated and Separate Financial Statements ("IAS 27"), from April 1, 2004. In accordance with the guidance, the Group has reclassified its minority interest in the balance sheet from a liability into equity. The Group applied this reclassification retroactively.

Under US GAAP, minority interest is recorded outside of equity. Therefore, the minority interest under US GAAP is reclassified at the end of each fiscal year in the shareholders' equity reconciliation.

In 2003, all the shareholders of Vodacom Tanzania Limited changed the terms of their shareholders' loans, which for the Group were effectively long-term investments, to a non-interest bearing loan due to Vodacom Tanzania Limited securing external debt. The change in the interest rate applicable to the loan changed the fair value of the loan on that date that the loan became interest free. The loan was remeasured to amortised cost and the difference between the nominal amount of the loan and the fair value on remeasurement date was recorded as a gain in earnings. Under both IFRS and US GAAP, upon consolidation the Group's portion of the loan to Vodacom Tanzania Limited was eliminated. Under the revised IFRS accounting in terms of IAS 27, the remaining portion related to the remeasurement of the loan advanced by the minority shareholders of Vodacom Tanzania Limited was recorded as a capital contribution by the minority interest in equity. Under US GAAP, the Group recorded the gain on remeasurement of the minority interest of the loan in "minority interest" and recognised in earnings.

45. US GAAP INFORMATION (continued)

(k)   Foreign exchange translation on net investment in foreign operations

Upon the adoption of IAS 21: The Effects of Changes in Foreign Exchange Rates, the Group has reclassified the foreign exchange gains or losses of the monetary item that forms part of the net investment in foreign operations which is denominated in a currency other than the functional currency of either the parent company or the foreign operation through earnings and not as a separate component of equity.

For US GAAP, in accordance with SFAS 52: Foreign Currency Translation, foreign exchange gains or losses related to a monetary item that forms part of the net investment in foreign operations are recognised upon consolidation as a component of equity in other comprehensive income.

	2003 Rm	2004 Rm	2005 Rm
(l) Comprehensive income			
Comprehensive income under US GAAP and accumulated other comprehensive income balances under US GAAP are summarised as follows:			
Net income under US GAAP	2,098.5	2,997.0	**3,775.1**
Other comprehensive (loss)/income:			
Foreign currency translation adjustment	(281.5)	(190.0)	**(59.5)**
Gain on derivatives – reclassified to earnings	(4.8)	(4.8)	**(4.8)**
Other comprehensive (loss)/income	(286.3)	(194.8)	**(64.3)**
Comprehensive income	1,812.2	2,802.2	**3,710.8**
Accumulated other comprehensive income balances:			
Cumulative foreign currency translation adjustments	(156.8)	(346.8)	**(406.3)**
Cumulative effect adjustment of adoption of SFAS 133	27.6	22.8	**20.4**

(m)   Business combinations

Under IFRS, the Group elected to fair value 100% of the assets acquired and liabilities assumed, including minority interests. The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed should be recognised as an asset referred to as goodwill.

Under US GAAP, the Group should only fair value the percentage of the assets acquired and liabilities assumed, excluding minority interests. Similar to IFRS, the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed should be recognised as an asset referred to as goodwill. As a result, the carrying amount of the goodwill for US GAAP purposes is adjusted to reflect the different values assigned to the intangibles.

Under IFRS and US GAAP, losses are generally only allocated to the minority interest up to the amount of the minority's equity in the subsidiary entity. In 2004, the minority interest allocation was a net profit under US GAAP, and a net loss under IFRS (due to the additional amortisation expense). Therefore, there was no minority interest allocation under IFRS, and thus there was a GAAP difference effecting net income. In 2005, the minority interest allocation under both IFRS and US GAAP was a net profit. Therefore, in accordance with IAS 27, the IFRS allocation to minority interest was net of the loss not allocated to the minority in 2004. No difference in shareholders' equity exists at the end of 2005.

45. **US GAAP INFORMATION (continued)**

(n) **Guarantees**

Under IFRS, fees received by the Group from issuing guarantees are recognised in income as earned. A liability in respect of the guarantee is not recognised until such time as the contingent liability is thought likely to realise.

Under US GAAP, the Group adopted the initial recognition and initial measurement provisions of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others (an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of Interpretation No. 34)" ("FIN 45") in fiscal year 2005. This interpretation clarifies that a guarantor is required to recognise, at the inception of a guarantee entered into after December 15, 2003, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognised liability over the term of the related guarantee.

The Group has issued certain guarantees in connection with borrowings of Vodacom Congo (RDC) s.p.r.l. for US GAAP purposes. On the adoption of FIN 45, all guarantees issued during fiscal year 2005 related to Vodacom Congo (RDC) s.p.r.l. was initially recorded at fair value at the balance sheet and subsequently amortised into income statements as the premiums are earned.

(o) **Recent accounting pronouncements**

In December 2004, the FASB issued SFAS 123 (revised 2004): Share-Based Payments ("SFAS 123R"). This statement eliminates the option to apply the intrinsic value measurement provisions of APB 25: "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognised over the period during which an employee is required to provide services in exchange for the award the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. For public entities that do not file as small business issuers, standard is effective for the first annual reporting period that begins after June 15, 2005. The Group is currently evaluating the impact of SFAS 123R on its results of operations, financial position and cash flows.

On November 24, 2004, the FASB issued SFAS 151: Inventory Costs, an amendment of ARB No. 43, Chapter 4 ("SFAS 151"). The amendments made by SFAS 151 clarify that "abnormal" amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognised as current-period charges and require the allocation of fixed production overheads to inventory, based on the normal capacity of the production facilities. SFAS 151 is the result of a broader effort by the FASB to improve the comparability of cross-border financial reporting by working with the International Accounting Standards Board ("IASB") towards development of a single set of high-quality accounting standards. The FASB and the IASB noted that ARB 43, Chapter 4 and IAS 2, Inventories, are both based on the principle that the primary basis of accounting for inventory is cost. Both of these accounting standards also require that "abnormal" amounts of idle freight, handling costs, and wasted materials be recognised as period costs; however, the boards noted that differences in the wording of the two standards could have led to the inconsistent application of those similar requirements. The FASB concluded that clarifying the existing requirements in ARB 43 by adopting language similar to that used in IAS 2 is consistent with its goals of improving financial reporting in the United States and promoting convergence of accounting standards internationally. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The Group is currently evaluating the impact of SFAS 151 on its results of operations, financial position and cash flows.

In December 2004, the FASB issued SFAS 153: Exchanges of Non-monetary Assets --- an amendment of APB Opinion No. 29 ("SFAS 153"), which amends APB 29: Accounting for Non-monetary Transactions to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Group is currently evaluating the impact of SFAS 153 on its results of operations, financial position and cash flows.

46. **NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS ACCOUNTING PRONOUNCEMENTS**

Accounting pronouncements adopted at March 31, 2005

The Group adopted the following revised and new International Financial Reporting Standards prior to their effective dates in the current financial year:

IAS 1	Presentation of Financial Statements
IAS 2	Inventory
IAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10	Events After Balance Sheet Date
IAS 21	The Effects of Changes in Foreign Exchange Rates
IAS 24	Related Party Disclosures
IAS 27	Consolidated and Separate Financial Statements
IAS 28	Accounting for Investments in Associates
IAS 31	Financial Reporting in Joint Ventures
IAS 32	Financial Instruments: Disclosure and Presentation
IAS 33	Earnings per Share
IAS 39	Financial Instruments: Recognition and Measurement
IFRS 2	Share-based Payment
IFRS 5	Non-current Assets Held for Sale and Discontinued Operations

The Group adopted the following revised and new International Financial Reporting Standards in accordance with their effective dates during the current financial year:

IAS 36	Impairment of Assets
IAS 38	Intangible Assets
IFRS 3	Business Combinations

Accounting pronouncements not adopted at March 31, 2005

During December 2003, the International Accounting Standards Board ("IASB") issued the Improvements Project to current International Accounting Standards ("The Improvements Project"). The Group has not adopted the following standards included in the Improvements Project:

IAS 16	Property, Plant and Equipment
IAS 17	Leases
IAS 40	Investment Property

The revised IAS 16: Property, Plant and Equipment ("IAS 16") clarifies that an entity should consider an item of property, plant and equipment as a combination of various units of measure with separate useful lives or consumption patterns. These separate lives are used to calculate depreciation, test for derecognition and for the treatment of expenditure to replace or renew the component of that item of property, plant and equipment. It further confirms that the cost of an item of property, plant and equipment should include not only the initial estimate of the costs relating to dismantlement, removal or restoration of the property, plant and equipment at the time of installing the item, but also during the period of use for purposes other than producing inventory. The residual value and useful life of an asset must be reviewed annually. Residual values should not include future inflation. There is no cessation of depreciation when assets are idle.

The Group will adopt IAS 16 during the 2006 financial year and is currently evaluating the effects of the standard.

The revised IAS 17: Leases ("IAS 17") requires a lease of land and buildings to be split into two elements – a lease of the land and a separate lease of the buildings. All initial direct costs incurred by a lessor in negotiating a finance lease have to be included in the initial measurement of the finance lease receivables. Initial direct cost incurred by lessors in negotiating an operating lease are added to the income carrying amount of the leased asset and recognised over the lease term on the same basis as the lease income. This standard provides special transitional provisions.

The Group will adopt IAS 17 during the 2006 financial year and is currently evaluating the effects of the standard.

46. **NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS ACCOUNTING PRONOUNCEMENTS (continued)**

Accounting pronouncements not adopted at March 31, 2005 (continued)

The revised IAS 40: Investment Property ("IAS 40") has included new requirements for property interests. A property interest that is held by a lessee under an operating lease that meets the definition of investment property may be treated as investment property if the operating lease is accounted for as if it were a finance lease in accordance with IAS 17, and the lessee uses the fair value model in terms of IAS 40.

The Group will adopt IAS 40 during the 2006 financial year and is currently evaluating the effects of the standard.

In December 2004 the IASB revised certain aspects of IAS 19: Employee Benefits ("IAS 19"). The revisions to the standard are effective for annual periods commencing on or after January 1, 2006. The revisions to the standard have made available an additional option for the recognition of actuarial gains and losses on post-employment defined benefit plans. Actuarial gains and losses on post-employment defined benefit plans may be recognised in full in retained income within the statement of recognised income and expense when they arise.

The Group will adopt IAS 19 during the 2006 financial year and is currently evaluating the effects of the standard.

The IASB issued IFRS 4: Insurance Contracts ("IFRS 4"), on March 31, 2004. The standard applies to all insurance contracts that an entity issues or to all reinsurance contracts that it holds. IFRS 4 is the first guidance by the IASB on the recognition, measurement and disclosure of insurance contracts. The standard is effective for annual periods commencing on or after January 1, 2005. An insurer need not apply some aspects of the IFRS to comparative information that relates to annual periods beginning before January 1, 2005.

The Group will adopt IFRS 4 during the 2006 financial year and is currently evaluating the effects of the standard.

In December 2004 the IASB issued IFRS 6: Exploration for and Evaluation of Mineral Resources ("IFRS 6"). The standard is effective for annual periods commencing on or after January 1, 2006. The standard prescribes financial reporting for exploration and evaluation of mineral resources, but permits an entity to develop its own accounting policy for such transactions. The standard includes additional impairment indicators specific to exploration and evaluation of mineral resources activities and prescribes an impairment test in accordance with IAS 36: Impairment of Assets, where an indicator that the asset may be impaired, exists.

The Group will adopt IFRS 6 during the 2006 financial year and does not believe that the adoption of the standard will have any effect.

In May 2004, the IASB published IFRIC 1: Changes in the Existing Decommissioning, Restoration and Similar Liabilities ("IFRIC 1"). The interpretation is effective for annual periods beginning on or after September 1, 2004. IFRIC 1 contains guidance on accounting for the changes in decommissioning, restoration and similar liabilities that have previously been recognised both as part of the cost of an item of property, plant and equipment and as a provision (liability). The interpretation addresses subsequent changes to the amount of the liability that may arise from (a) a revision in the timing or amount of the estimated decommissioning or restoration costs or from (b) a change in the current market-based discount rate.

The Group will adopt IFRIC 1 during the 2006 financial year and is currently evaluating the effects of the interpretation.

In December 2004 the IASB issued IFRIC 2: Members' Shares in Co-operative Entities and Similar Instruments ("IFRIC 2"). The interpretation is effective for annual periods commencing on or after January 1, 2005. The interpretation applies the principles for the classification of financial instruments as financial liabilities or equity established in IAS 32: Financial Instruments: Disclosure and Presentation to co-operative and similar entities.

The Group will adopt IFRIC 2 during the 2006 financial year and is currently evaluating the effects of the interpretation.

In December 2004 the IASB issued IFRIC 3: Emission Rights ("IFRIC 3"). The interpretation is effective for annual periods commencing on or after March 1, 2005. This interpretation deals with the accounting treatment of "cap and trade" emission right schemes that are operational. The interpretation specifies that the emission allowance should be recorded as an intangible asset at fair value. The obligation to deliver the allowances should be recorded as a liability, based on the actual emissions of the entity.

46. **NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS ACCOUNTING PRONOUNCEMENTS (continued)**

Accounting pronouncements not adopted at March 31, 2005 (continued)

The Group will adopt IFRIC 3 during the 2006 financial year and does not believe that the adoption of the interpretation will have any effect.

In December 2004 the IASB issued IFRIC 4: Determining Whether an Arrangement Contains a Lease ("IFRIC 4"). The interpretation is effective for annual periods beginning on or after January 1, 2006. This interpretation prescribes that where the entity enters into an arrangement that depends on the use of a specific asset and conveys the right to control this specific asset, this arrangement should be treated as a lease under IAS 17. The arrangements that are in substance leases, should be assessed against the criteria included in IAS 17 to determine if the arrangements should be accounted for as finance leases or operating leases. The transitional provisions require the Group to assess all existing arrangements at the beginning of the comparative period of the first period in which the interpretation is adopted. The assessment should be performed based on the information available at the adoption date.

The Group will adopt IFRIC 4 during the 2006 financial year and is currently evaluating the effects of the interpretation.

In December 2004 the IASB issued IFRIC 5: Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds ("IFRIC 5"). The interpretation is effective for annual periods beginning on or after January 1, 2006. The scope of this interpretation is restricted to Funds with separately administered assets where the contributor's right to access is restricted. It requires the Group to assess the nature of the relationship with the Fund and account for it in accordance with IAS 27: Consolidated and Separate Financial Statements if the Group controls the Fund.

If the Fund is not controlled by the Group, the Group's obligation in respect of decommissioning activities is recognised as a liability separate from the interest in the Fund. Where the Group has a right to possible reimbursement, this right should be recorded as a contingent asset in accordance with IAS 37: Provisions, Contingent Liabilities and Contingent Assets.

The Group will adopt IFRIC 5 during the 2006 financial year and is currently evaluating the effects of the interpretation.